Form 20-F
period 2018-08-31
OneSmart International Education Group Ltd
filed 2018-12-27
CIK 1722380

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended August 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-38430

OneSmart International Education Group Limited
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)

The Cayman Islands
(Jurisdiction of Incorporation or Organization)

Dong Li, Chief Financial Officer 165 West Guangfu Road Putuo District, Shanghai People’s Republic of China Telephone: +86-21-5255-9339 Email: dong.li@onesmart.org
(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American depositary shares, each American depositary share representing 40 Class A ordinary share	New York Stock Exchange
Class A ordinary shares, par value US$0.000001 per share*

*     Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of August 31, 2018, there were 6,517,207,561 ordinary shares outstanding, par value US$0.000001 per share, being the sum of 4,220,365,545 Class A ordinary shares and 2,296,842,016 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•                  “ADSs”  are to our American depositary shares, each of which represents 40 Class A ordinary shares;

•                  “ADRs” are to the American depositary receipts that evidence our ADSs;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “enrollments,” for the purpose of calculation, are to a student who takes at least one class for one subject in a certain period is treated as one enrollment in the same period. Under this methodology, a student taking at least one class for each of two subjects in a certain period is treated as two enrollments in the same period. The number of students enrolled in our invested schools and OneSmart Online is not included for this purpose;

•                  “ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.000001 per share;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•                  “we,” “us,” “our company” and “our” are to OneSmart International Education Group Limited, its subsidiaries and its consolidated variable interest entities and the subsidiaries of its consolidated variable interest entities.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information - D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our goals and strategies;

•                  our future business development, results of operations and financial conditions;

•                  the expected growth of the K-12 after-school or overall education industries in China;

•                  our expectations regarding demand for and market acceptance of our products and services;

•                  our expectations regarding our relationships with our students, their parents, our business partners and other stakeholders;

•                  competition in our industry; and

•                  relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The K-12 after-school industry or overall education industries may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of the education industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of income data for the fiscal years ended August 31, 2016, 2017 and 2018, selected consolidated balance sheet data as of August 31, 2017 and 2018, and selected consolidated cash flow data for the years ended August 31, 2016, 2017 and 2018, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for the fiscal years ended August 31, 2015, the selected consolidated balance sheet data as of August 31, 2015 and 2016 and the selected consolidated cash flow data for the years ended August 31, 2015 are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with the accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5—A. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended August 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statement of Income:
Net revenues	1,089,198	1,528,619	2,057,557	2,862,692	419,135
Cost of revenues	(580,235)	(729,937)	(1,002,266)	(1,413,090)	(206,895)
Gross profit	508,963	798,682	1,055,291	1,449,602	212,240
Operating expenses:(1)
Selling and marketing	(243,610)	(261,330)	(369,221)	(590,589)	(86,470)
General and administrative	(202,297)	(303,270)	(381,332)	(629,596)	(92,181)
Total operating expenses	(445,907)	(564,600)	(750,553)	(1,220,185)	(178,651)
Operating income	63,056	234,082	304,738	229,417	33,589
Interest income	10,224	12,365	13,484	23,824	3,488
Interest expense	—	—	(192)	(18,660)	(2,732)
Other income	12,618	16,032	19,410	89,320	13,078
Other expense	(2,120)	(3,950)	—	(4,428)	(648)
Foreign exchange gain/(loss)	436	727	(180)	(1,168)	(171)
Income before income tax and share of net (loss)/income from equity investees	84,214	259,256	337,260	318,305	46,604
Income tax expense	(27,635)	(71,496)	(92,016)	(108,479)	(15,883)
Income before share of net (loss)/income from equity investees	56,579	187,760	245,244	209,826	30,721
Share of net (loss)/income from equity investees	(495)	(993)	(1,939)	4,630	678
Net income	56,084	186,767	243,305	214,456	31,399
Add: Net (income)/ loss attributable to non-controlling interests	(16)	2,586	15,522	31,480	4,609
Net income attributable to OneSmart International Education Group Limited’s shareholders	56,068	189,353	258,827	245,936	36,008
Earnings/(loss) per share:
Basic	0.0126	0.0425	0.0580	(0.1740)	(0.0255)
Diluted	0.0126	0.0425	0.0580	(0.1740)	(0.0255)
Shares used in earnings/(loss) per share computation (in millions of shares):
Basic	2,534	2,534	2,534	4,145	4,145
Diluted	2,534	2,534	2,534	4,145	4,145

(1)         Including share-based compensation expenses as set forth below:

	Year Ended August 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Allocation of Share based Compensation Expenses
Selling and marketing	—	795	735	2,113	309
General and administrative	—	56,553	24,240	144,373	21,138
Total	—	57,348	24,975	146,486	21,447

The following table presents our selected consolidated balance sheet data as of the periods indicated:

	As of August 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet:
Cash and cash equivalents	170,874	266,238	981,772	1,410,747	206,551
Total current assets	625,358	1,160,018	1,609,745	2,479,565	363,040
Total assets	798,517	1,419,067	2,317,610	4,202,927	615,362
Total current liabilities	1,022,836	1,406,627	1,988,358	2,661,471	389,674
Total liabilities	1,029,005	1,415,710	2,001,370	3,107,684	455,005
Total mezzanine equity	1,749,900	1,749,900	1,749,900	—	—
Total shareholders’ (deficit)/equity	(1,980,388)	(1,746,543)	(1,433,660)	1,095,243	160,357

The following table presents our selected consolidated cash flow data for the periods indicated:

	Year Ended August 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	395,940	613,715	773,281	867,370	126,994
Net cash used in investing activities	(359,070)	(496,730)	(80,961)	(1,169,244)	(171,192)
Net cash provided by/(used in) financing activities	1,230	(21,621)	23,214	652,605	95,550
Effect of exchange rate changes	—	—	—	78,244	11,456
Net increase in cash and cash equivalents	38,100	95,364	715,534	428,975	62,808
Cash and cash equivalents, at beginning of year	132,774	170,874	266,238	981,772	143,743
Cash and cash equivalents, at end of year	170,874	266,238	981,772	1,410,747	206,551

Exchange Rate Information

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8300 to US$1.00, the exchange rate on August 31, 2018 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On December 21, 2018, the exchange rate was RMB6.9048 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.5932	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
2018
June	6.6171	6.6688	6.6235	6.3850
July	6.8038	6.7164	6.8102	6.6123
August	6.8300	6.8453	6.9330	6.8018
September	6.8680	6.8551	6.8880	6.8270
October	6.9737	6.9191	6.9737	6.8680
November	6.9550	6.9366	6.9553	6.8894
December (through December 21, 2018)	6.9048	6.8862	6.9077	6.8343

Source: Federal Reserve Statistical Release

(1) Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business

If we are unable to continue attracting students and their parents to enroll in our education programs at reasonable costs, our business and prospects may be materially and adversely affected.

The success of our business depends primarily on the number of students enrolled in our education programs as well as the amount of tuition fees that we are able to charge our students. Therefore, our ability to continue to recruit and retain students for our programs at reasonable costs is critical to the continued success and growth of our business. This in turn will be subject to several factors, including our ability to:

•                  enhance existing education programs and services to respond to market changes and student demands;

•                  continue to incentivize our students to take and consume our classes;

•                  develop new programs and services that appeal to our students and their parents;

•                  expand our study centers and geographic reach to satisfy our strategic needs;

•                  manage our growth while maintaining consistent and high teaching quality;

•                  maintain our reputation and enhance our brand recognition;

•                  effectively market and precisely target our programs to a broader base of prospective students; and

•                  respond effectively to competitive pressures.

If we are unable to continue to attract students and parents without significantly decreasing tuition fees or incurring significant increase in our selling and marketing expenses, our revenues may decline or we may not be able to maintain profitability, either of which could have a material adverse effect on our business, results of operations and financial conditions.

Any actual or perceived deterioration in our service quality may harm our brands and reputation and may adversely affect our business, results of operations and financial condition.

Our ability to deliver a satisfactory learning experience and improved academic performance is vital to our brands, reputation and business. Students and their parents may decide not to continue to enroll in our programs due to a perceived lack of improvement in students’ academic performance or general dissatisfaction with our services. Our education services may not be able to meet the expectations of our students and their parents or satisfy all their needs. Satisfaction with our services may be affected by factors beyond our control, such as the ability, efforts and time commitment of each student for his or her academic performance and expectation of each student or his or her parent on academic performance. Nevertheless, students or parents may attribute the failure to improve the academic performance to our quality of service. The students and parents may also have a negative perception of our services if their interaction with our teachers or advisors does not meet their expectations. If students or parents feel that we are not providing them with the experience or quality of service they are seeking, they may decide to withdraw from or not renew their existing programs. We generally offer refunds for remaining classes to students who decide to withdraw from their class registration. Although we have not experienced any significant refund requests in the past, if an increasing number of students request refunds, cash flow, revenues and results of operations may be adversely affected.

Furthermore, dissatisfied students or their parents may decide not to refer other students to us, or even attempt to persuade existing or prospective students and their parents to switch to our competitors, which may materially and adversely harm our reputation and affect our ability to continue to recruit and retain new students. Any of the foregoing will materially and adversely affect our reputation, business, results of operations and financial conditions.

If we are not able to maintain and enhance our brand, our business and operating results may be adversely affected.

Our track record in providing quality customized premium tutoring services established “OneSmart” as a leading brand in the industry. Market recognition of our brand is critical to maintain our competitive advantage and ensure our future success. As we continue to grow in size, broaden our program and service offerings and extend our geographic reach, it may be more difficult to maintain quality and consistent standards of our services and to protect and enhance our “OneSmart” brand name and promote other new brands. Currently, we licensed two online tutoring services providers to operate under “OneSmart” brand. We hold minority equity interests in these service providers and collect a license fee from them. Under the current arrangement, we may not be able to constantly monitor and thus ensure the tutoring services quality of these two platforms using our brand name. Customer perception of our brand value is affected by a number of factors, some of which are beyond our control. For example, incidents and interruptions to our services and any negative publicity related thereto, even if factually incorrect, may lead to significant deterioration in our brand image and reputation, and consequently negatively affect students’ and parents’ interest in our services and products. In addition, although we have invested significantly in brand promotion initiatives, we may not be able to utilize marketing tools in a cost-effective manner. If we are unable to successfully promote and market our brands and services, our ability to maintain and grow student enrollment and attract more business partners could be adversely impacted and, consequently, our business and financial performance could suffer.

We may not be able to improve our existing education programs and teaching materials or to develop new program offerings on a timely basis and in a cost-effective manner.

We constantly upgrade our online teaching resource database named “OneSmart Online Teaching Bank” and improve the teaching materials of our existing programs as well as develop new program offerings to meet our students’ study needs and evolving market demands. However, changes to our teaching materials or the expansion of the new programs may not be well received by existing or prospective students or their parents. Even if we are able to improve our existing programs or develop new programs that are well received, we may not be able to improve or introduce them in a timely or cost-effective manner. If we do not respond adequately to changes in market demands, our ability to attract and retain students may be impaired, and our financial results could suffer.

In addition, we have heavily invested in human capital, financial and facility resources and management time and attention in the development and marketing of our newer education programs. We launched several new premium young children education services and language and culture programs during 2014 to 2018, and the average monthly enrollments in our premium young children education services and language and culture programs in total reached 26,315 in the year ended August 31, 2018. In particular, HappyMath program and FasTrack English program, as the core offerings of premium children education services, have achieved fast growth in the fiscal year ended August 31, 2018. Compared with our premium tutoring services, we have limited experience with the teaching materials or relevant services of those newer programs and it is not certain whether or not the newly developed programs can be well received by the market. We also cannot assure you that any of our newer programs will achieve the same level of the market acceptance as our premium tutoring services or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts, any failure of which may adversely affect our results of operations and financial condition.

Failure to efficiently manage the expansion of our study centers may materially and adversely affect our ability to capitalize on new business opportunities.

Our business has experienced significant growth in recent years. We have increased the number of study centers from 150 as of August 31, 2016 to 315 as of August 31, 2018. We plan to continue to increase the number of our study centers and expand our operations in different geographic markets in China. Our expansion has resulted, and will continue to result, in substantial investments in teachers and management, capital expenditures, marketing expenses and other resources. We may not be able to attract sufficient student enrollments or charge premium pricing for our courses that are high enough for us to recover our costs, in particular, in the geographic markets which we are not familiar with and which are already dominated by local competitors. If as a result our new study centers are not ramped up as expected, our overall financial performance may be materially and adversely affected. Our planned expansion will also place significant pressure on us to maintain the consistency of our teaching quality, controls and policies to ensure that our brand does not suffer as a result of any decrease, whether actual or perceived, in the quality of our programs and services. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, maintain or increase our gross and operating profit margins, recruit and retain qualified teachers and management personnel, successfully integrate new study centers into our operations and otherwise effectively manage our growth. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which may have a material and adverse impact on our financial condition and results of operations.

We face intense competition in our industry, which could lead to our premium pricing pressure, reduced operating margins, loss of market share, departure of qualified faculty and increased capital expenditures.

The K-12 after-school private education market in China is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and further intensify. We face competition in each type of the services we offer and in the markets in which we operate. Our competitors at the national level mainly include New Oriental, TAL, Puxin and ONLY. We compete with them in many aspects, including the quality of program and curriculum offerings, tuition fee levels, qualified teachers and other key personnel and facility locations and conditions. Our competitors may offer similar programs with different pricing and service packages that may be more appealing than our offerings. In addition, some of our competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products, and respond more quickly than we can to changes in student needs, testing materials, admission standards, market trends or new technologies. Moreover, the increasing use of the internet and advances in internet-related and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and physical facility-related entry barriers to providing private education services. As a result, smaller companies or internet-content providers may be able to offer their programs, services and products at the PC or mobile end quickly and cost-effectively to a large number of students with less capital expenditure than previously required. Consequently, we may be pressured to reduce tuition fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease in our revenues and profitability. If we are unable to maintain our competitive position or otherwise respond to competition effectively, we may lose our market share and our profitability may be adversely affected.

We are subject to governmental policies, licensing and compliance requirements for operating our K-12 after-school education business.

We are subject to a number of licensing requirements from different governmental authorities. For example, before the Amended Law for Promoting Private Education took effect on September 1, 2017, we were required to obtain an educational permit issued by the local counterparts of the Ministry of Education, or MOE, and register with the local counterparts of Ministry of Civil Affairs to provide after-school education services. Alternatively, we may register with the local counterparts of the State Administration for Industry and Commerce as a commercial private training institution, according to the regulations or rules promulgated by the local government.

Under the Amended Law for Promoting Private Education, all private schools and training institutions that operate for profit are required to obtain an educational permit and a business license. If we fail to obtain or maintain the licenses or permits, or otherwise fail to comply with such policies and other requirements needed to operate our business and facilities, our operations may be disrupted or discontinued and our financial results and business may be materially and negatively impacted. On February 13, 2018, the General Office of the Ministry of Education, together with three other government authorities, promulgated the Notice on Alleviating After-School Burden on Primary and Middle School Students and Imposing Special Administration on After-School Training Institutions, or Alleviating After-School Burden Notice, which aims to alleviate after-school burden on primary and middle school students through inspection and rectification on after-school training institutions. This notice provides specific licensing and compliance requirements for operating primary and middle school after-school training institutions and requires that after-school training institutions that are not in compliance must complete all rectification before the end of 2018, or the Prescribed Rectification Timeframe. See “Item 4. Information on the Company—B. Business overview—Regulations—Regulations on Private Education in the PRC—Notice on Alleviating After-School Burden on Primary and Middle School Students and Imposing Special Administration on After-School Training Institutions.” Many local governments historically adopted different practices in granting educational permits to private schools or issuing business licenses to companies that provide after-school tutoring services and have yet to take a clear view on the interpretation and implementation of the amended law. Some local authorities have temporarily suspended the granting of educational permits or the issuance of business license for “educational training,” “commercial private training” or similar business activities before the uncertainties in connection with the interpretation of the amended law are cleared out. These varying policies and practices adopted by local authorities in China have created significant obstacles for us to comply with all applicable rules and regulations for all of our local operations. For example, we were unable to obtain or renew certain requisite permits in Shanghai because the local authorities had discontinued accepting or approving applications since January 1, 2017 in anticipation of the amended Law of the Law for Promoting Private Education. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC—The Law for Promoting Private Education and Its Implementation Rules.”

As of August 31, 2018, 131 out of our 315 study centers do not hold the permits or registration licenses that are required by the relevant authorities, which contributed to 36.9% of the total revenue for the year ended August 31, 2018. 20 study centers have received the permits or registration licenses but have not yet obtained the permits or registration licenses for their site expansion. The education permit for one other study center is under renewal. Moreover, we are also in the process of applying for the education permits for certain study centers that have received the registration licenses, in accordance with the different local implementation rules for the Amended Law for Promoting Private Education promulgated by relevant local authorities. However, as many local implementation rules remain unclear with respect to the application process for education permits of study centers like ours, there can be no assurance that we can be in full compliance with those implementation rules in a timely manner due to the lack of certainty and clarity of such rules.

We may be required to complete the rectification of the above non-compliance by making timely application for the relevant permits or registration licenses for such study centers by the Prescribed Rectification Timeframe. We cannot assure you that we can obtain or renew the relevant permits or registration licenses in a timely manner. If the local authorities have different interpretations or in the future change their laws and policies, we may also need to re-apply for or update the licenses and permits for some of our study centers before the end of the Prescribed Rectification Timeframe or before the expiration of other grace period assigned by the local authorities. We have worked closely with the local authorities in preparing filings and applying for permits and registration licenses for these study centers, and expect to complete and obtain most filings and permits in the near future.

In December 2017, the municipal government of Shanghai promulgated a set of rules and regulations to guide the implementation of the Amended Law for Promoting Private Education, which took effect on January 1, 2018. Our business operations in Shanghai are subject to the above-mentioned rules and regulations, under which private schools and training institutions in Shanghai must either be registered as for-profit entities or as not-for-profit entities. Each training institution is required to apply for new education permit in accordance with the requirements and procedures provided in the new rules by December 31, 2019. As a result, we need to re-register and/or obtain new permits for all of our study centers in Shanghai by December 31, 2019 in accordance with these new rules. See “Item 4. Information on the Company—B. Business review—Regulation—Regulations on Private Education in the PRC—Local Rules in Shanghai.” We cannot assure you that we will be able to successfully re-register and/or obtain new permits for our study centers and schools in Shanghai in a timely manner, or at all. Although a majority of our study centers in Shanghai were established in accordance with the local rules then in effect in Shanghai and are largely in compliance with the standards and requirements for applying for a new permit under the new rules, certain standards and requirements are newly introduced in these new rules, which may require us to modify our current business practices. For instance, the new rules require that a private training institution must not employ or compensate a teacher who is concurrently employed by primary or middle schools. Although we require our full-time and part-time teachers not to teach in other institutions while they are employed by us, we are not able to monitor their activities outside their working time with us and therefore cannot assure you that our teachers have always complied or will comply with such requirement. If any of our teachers works concurrently at other institutions, we may not be able to identify such non-compliances on a timely basis or at all, which may cause us to violate these new rules. Moreover, a portion of our teachers do not fully comply with the teacher qualification requirements under the new rules. These teachers may not be able to deliver any school entrance exam courses for compulsory education and may need to receive extended trainings before they obtain the requisite qualifications. In addition, since the new rules prohibit any courses for primary and middle school students past 8:30 p.m., some of our classes may need to be re-scheduled. Furthermore, since the local rules are newly promulgated, the application and interpretation of such rules remain uncertain. We cannot assure you that our views about the new rules will be consistent with the regulatory authorities. If we are unable to successfully and rapidly re-register and/or obtain requisite permits for all of our study centers and schools in Shanghai, or if we are unable to modify our operations in a cost-effective way, our business operations may be interrupted or suspended, and our operating results and prospects may be materially and adversely affected.

On August 6, 2018, the General Office of the State Council promulgated the Opinions of the General Office of the State Council on Regulating the Development of After-School Tutoring Institutions, or the After-School Tutoring Institutions Opinions, which came into effect on the same date. The After-School Tutoring Institutions Opinions places further emphasis on alleviation of after-school burden on primary and middle school students and puts forward further requirements to promote the normative development of after-school tutoring institutions, including without limitation the requirements on fee collection, venue conditions, qualifications of teachers and information disclosure. For example, fees for a period spanning more than three months should not be collected by after-school tutoring institutions at one time and the average area per student during the same tutoring period should not be less than three square meters. The After-School Tutoring Institutions Opinions are relatively new and there remain uncertainties in respect of their interpretation and implementation. Some local authorities have promulgated rules to further implement the After-School Tutoring Institutions Opinions and strengthened supervision and administration on after-school tutoring institutions. We are working closely with the local authorities to make sure that we are and will be in compliance with the After-School Tutoring Institutions Opinions in all material aspects. See “Item 4. Information on the Company—B. Business overview—Regulations—Regulations on Private Education in the PRC—Opinions of the General Office of the State Council on Regulating the Development of After-School Tutoring Institutions.”

Moreover, as of August 31, 2018, 78 out of our 315 study centers lack required fire safety permits, which contributed to 20.2% of the total revenue for the year ended August 31, 2018. We cannot assure you that we will be able to obtain such permits or to timely respond to changes in the public security or fire safety standards publicized by the governmental authorities from time to time. We may be subject to administrative fines due to a lack of fire safety permits of the leased premises of our study centers, be ordered to suspend operations of those study centers, or may have to break our existing leases, if we fail to timely obtain such permits or meet the relevant standards, all of which could materially and adversely affect our financial results.

Our newly launched online education services may subject us to stringent regulations on licensing and government policies. We may be required to obtain certain licenses and permits for the operation of our online education programs according to relevant Chinese laws and regulations, for example, an ICP license. However, there is no assurance that we will be able to obtain all the requisite licenses and permits for online education services, or our efforts will result in full compliance given the significant amount of discretion the PRC authorities have in interpreting, implementing or enforcing rules and regulations and other factors beyond our control. We may be subject to warnings, fines or confiscation of gains derived from noncompliant operations if we do not obtain all of the required permits and licenses in time, and we may be unable to continue operations at our noncompliant study centers, which may materially and adversely affect our business and results of operations.

Our business relies on our abilities to recruit, train and retain dedicated and qualified teaching staff.

Our teachers are critical to the quality of our services and our reputation. We seek to hire and train qualified and dedicated teachers who have a strong command of the subject areas and are capable of delivering innovative and inspiring instructions. There is a limited pool of teachers with these attributes, and we need to provide competitive compensation packages to attract and retain these teachers. We need to also provide continued training to our teachers to ensure that they stay abreast of changes in student demands, academic standards and other key trends necessary to teach effectively. In addition, criteria such as commitment and dedication are difficult to ascertain during the recruitment process.

Moreover, capable and dedicated key management personnel, especially our regional heads are essential to the management of teachers and the successful operation of our study centers. Despite our initiatives to set up the share incentive schemes to provide additional incentives to the regional heads, we cannot assure you that we are able to retain those regional heads to continuously manage our existing study centers or hire or promote new qualified regional heads to meet needs of new study centers.

In addition, our teaching staff are the ones who interact directly with our students and their families. Despite our constant emphasis on service quality, and our continuous training and close supervision of our teaching staff we cannot assure you that our teaching staff will perform up to our service standards all the time. Any actual or perceived misbehavior or unsatisfactory performance of our teaching staff may damage our reputation and potentially adversely affect our results of operations and financial performance. ln particular, most of our classes are in one-on-one or one-on-three teacher to student settings in private study rooms. We cannot assure you that our teaching staff will always act and be perceived to act properly both in and outside of the classroom.

With the rapid increase of our student enrollment and expansion of our study centers, we must provide continued training to our teachers to ensure that they stay abreast of changes in students’ demand, academic standards and other key trends necessary to teach effectively. Although we have not experienced major difficulties in recruiting, training or retaining quality teachers, we may not be able to recruit, train and retain a sufficient number of qualified teaching staff in the future while maintaining consistent teaching and management quality in the different markets we serve. A shortage of qualified teaching staff or a decrease in the quality of our teachers’ services, whether actual or perceived, or a significant increase in compensation for us to retain those qualified staff, would have a material adverse effect on our business, financial condition and results of operations.

Failure to adequately and promptly respond to changes in examination systems, admission standards, testing materials and technologies in the PRC could render our courses and services less attractive to students.

In China, school admissions rely heavily on examination results, and students’ performance in these examinations is critical to their education and future employment prospects. It is therefore common for students to take after-school tutoring classes to improve their test performance, and the success of our business to a large extent depends on the continued use of entrance exams or tests by schools in their admissions. However, such heavy emphasis on examination scores may decline or fall out of favor with educational institutions or government authorities in China.

Admission and assessment processes undergo continuous changes, in terms of subject and skill focus, question type, examination format and the manner in which the processes are administered. We are therefore required to continually update and enhance our curriculum, teaching materials and teaching methods. For example, in September 2014, the State Council announced a plan to change the enrollment system of college entrance examinations. Since the announcement of such plan by the State Council, around 30 provinces, autonomous regions or municipalities directly under the central government, including Shanghai, Beijing, Jiangsu and Zhejiang, have announced the launch of their respective new policies related to college entrance examinations accordingly. These new policies generally cover the change of subjects in the entrance examination and the change of times of the English examinations in college entrance exams. In the subsequent years, several new regulations and policies were promulgated to further change and reform curriculum design and examination system. We have completed the adaption of our tutoring programs and materials to these new curriculum requirements. However, any failure to respond to the changes in a timely and cost-effective manner will adversely impact the marketability of our services and products.

Regulations and policies that decrease the weight of scholastic competition achievements in the admissions process mandated by government authorities or adopted by schools have had, and may continue to have, an impact on our enrollments. For example, the MOE issued certain implementation guidelines in January 2014 to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students. Public schools may not use various competitions or examinations certificates as the criteria or basis for enrollment. In addition, pursuant to a notice issued by Shanghai Municipal Education Commission in November 2016, certificates and prizes obtained from competitions such as Olympic math competitions and English level tests must not be treated as the basis for admission by compulsory education stage schools, including primary schools and middle schools. On February 13, 2018, the General Office of the Ministry of Education, together with three other government authorities, promulgated the Alleviating After-School Burden Notice, which aims to alleviate after-school burden on primary and middle school students through inspection and rectification on after-school training institutions. The Alleviating After-School Burden Notice prohibits, among other things, after-school training institutions from inappropriately increasing the difficulties of the content of the courses, accelerating the after-school training course content beyond students’ study level, emphasizing exam-oriented teaching methods, or hosting standard grade examinations and competitions among primary and middle school students. We do not conduct any of the prohibited activities and believe our current programs will not be directly impacted by the Alleviating After-School Burden Notice. However, since the Alleviating After-School Burden Notice provides that primary and middle schools are strictly prohibited from setting admission criteria based on students’ post-tutoring performance at after-school training institutions, students and their parents may be less motivated to enroll in our primary and middle school entrance exam related courses, including those for mathematics and English. These policies may affect the enrollments in our programs, especially mathematics classes under “HappyMath,” English classes under “FasTrack English” and “OneSmart Elite English.”

Our operations are heavily concentrated in Shanghai, and any event negatively affecting the after-school education market in this region could have a material adverse effect on our overall business and results of operations.

We derived 61.4% of our total revenues in the fiscal year 2018 from our operations in Shanghai, and we expect our operations in Shanghai to continue to constitute the major source of our revenues. The concentration of our business in Shanghai exposes us to geographical concentration risks related to this region. Any material adverse social, economic and political developments, such as a serious economic downturn, natural disaster or outbreak of contagious disease in this region, may negatively affect the demand for and/or our ability to provide after-school education services. Furthermore, in the event that the local government adopts regulations relating to private education that place additional restrictions or burdens on us, or the market in Shanghai experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

System disruptions to our centralized technology platform and information technology systems may adversely affect our teaching and operating activities.

The performance and reliability of our information technology infrastructure are critical to the consistency of our premium education services. Our proprietary centralized technology platform provides full technology support that connects our OneSmart Online Teaching Bank and our teaching service management and operating management systems. Our centralized technology platform and information technology systems could be vulnerable to interruption or malfunction due to events beyond our control, such as natural disasters, power outages or telecommunications failures. The security of our systems could also be compromised due to unauthorized access, hacking, computer viruses or other unanticipated problems. Material breakdown of our centralized technology platform and information technology system could result in the disruption of our operations and harm our service quality and reputation. Furthermore, we may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. Any such event may materially and adversely affect our business and results of operations.

Accidents, injuries or other harm suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial expenses.

We could be held liable for accidents that occur at our study centers. In the event of personal injuries, fires, food poisoning or other accidents suffered by our students or other people working at or visiting our premises, our facilities may be perceived to be unsafe, which may make parents unwilling to allow their children to attend our classes. Although we have not encountered any serious injury to our students on our premises, we cannot assure you that there will not be any in the future. We organize overseas summer and winter study tour under “OneSmart Study Camp” and our students may be involved in accidents or suffer injuries or other harm on these trips.

We could also face claims alleging that we should be liable for the accidents or injuries, or we should be held jointly liable for harm caused by our employees or contractors due to negligence in supervision. A material liability claim against us or any of our teachers or independent contractors could adversely affect our reputation, enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management. Although we maintain certain liability insurance, it may not be sufficient to cover the compensation or even applicable to the accidents or injuries occurred.

We may not be able to execute our growth strategies successfully, which may hinder our ability to capitalize on new business opportunities.

We seek and will continue to implement various strategies to grow our business including continuing to penetrate premium K-12 after-school education services market, expanding our online education initiatives, strengthening our technologies and data analytics capabilities, enhancing our teacher recruitment, development and management and pursuing selective strategic partnerships and acquisitions to further build eco-system.

These strategies may not be successfully executed due to a number of factors, including, without limitation, the following:

•                  although we have replicated our growth model in Shanghai in certain other cities, we may not be able to continue to do so in new geographic markets, especially to lower-tier cities;

•                  we may not be able to develop and upgrade our curriculum and product lines that are appealing to our students;

•                  students and their parents may react negatively to our plans to increase the tuition, facility capacity or class size;

•                  our analysis for selecting suitable new locations may not be accurate, and the demand for our services at the newly selected locations may not materialize or increase as rapidly as we expect;

•                  we may fail to obtain the requisite licenses and permits necessary to open study centers at our desired locations from local authorities or face risks in opening without the requisite licenses and permits;

•                  we may not be able to successfully integrate acquired businesses and may not be able to achieve the benefits we expect from recent and future acquisitions or investments;

•                  our new study centers may not be profitable due to competition, failure to effectively market our services and programs, or failure to maintain their quality and consistency;

•                  we may not be able to adequately upgrade or strengthen our operational, administrative and technological systems, and our financial and management controls to support our future expansion; and

•                  we may not be able to further expand our franchise network as fast as we expect;

If we fail to successfully execute our growth strategies, we may not be able to maintain our growth rate, and current business and our prospects may be materially and adversely affected as a result.

Future strategic alliances or acquisitions may materially and adversely affect our business, financial condition and results of operations.

We have pursued and may continue to pursue selected strategic alliances and potential strategic acquisitions that are complementary to our business and operations. See “Item 4. Information on the Company— A. History and Development of the Company” for some examples. Strategic alliances or acquisitions could subject us to a number of risks, including risks associated with sharing proprietary information, and non-performance or default by counterparties, any of which may materially and adversely affect our business. We may have little ability to control or monitor the actions of our counterparties in these transactions or alliances. To the extent a strategic partner or investment target suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

Strategic acquisitions and subsequent integrations of newly acquired businesses would also require significant managerial and financial resources and could result in a diversion of resources from our existing business. The cost and duration of integrating newly acquired businesses could substantially exceed our expectations and the acquired businesses or assets may not generate expected financial results and may have historically incurred and continue to incur losses. Any such negative developments could materially and adversely affect our business, financial condition, and results of operations.

We may be unable to maintain or raise our tuition fees at sufficient levels to be profitable.

Our results of operations are affected in large part by the pricing of our education services. We charge tuition based on each student’s grade level, the programs that the student is enrolled in and the region of the study center. Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our education services, the cost of our services, and the tuition and price charged by our competitors. Our ability to maintain the premium fee level or raise tuition is primarily dependent on the innovative and high-quality service and products we offer and the perception of our brand. Although we have been able to increase the tuition we charge our students in the past, we cannot guarantee that we will be able to maintain or increase our tuition in the future without adversely affecting the demand for our education services.

Furthermore, our tuition rates are subject to a number of other factors, such as the perception of our brands, the academic results achieved by our students, our ability to hire qualified teachers, and general local economic conditions. Any significant deterioration in these factors could have a material adverse effect on our ability to charge tuition at levels sufficient for us to remain profitable.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We consider our copyrights, trademarks, trade names, internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our intellectual property rights may damage our reputation and brands. Our “OneSmart” brand and logo are registered trademarks in China. Our proprietary curricula and teaching materials are protected by copyrights. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. However, preventing unauthorized uses of intellectual property rights could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our intellectual property rights may not be adequate to prevent infringement on or misuse of our intellectual property. Furthermore, the practice of intellectual property rights enforcement by the PRC regulatory authorities is subject to significant uncertainty. There have been several incidents in the past where third parties used our brand “OneSmart” without our authorization, and on certain occasions we have resorted to litigation to protect our intellectual property rights. Failure to adequately protect our intellectual property could harm our brand name and materially affect our business and results of operations. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may have to enter into costly litigation to protect our proprietary rights against any infringement or violation.

We may encounter disputes from time to time relating to our use of the intellectual property of third parties.

We cannot assure you that our teaching materials and content, products, platforms or other intellectual property developed or used by us do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. We have adopted policies and procedures to prohibit our employees and contractors from infringing upon third-party copyright or intellectual property rights. However, we cannot ensure that our teachers or other personnel will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes or via any medium through which we provide our services. We may incur liability for unauthorized duplication or distribution of materials used in our classes or posted on our websites. Any similar claim against us, even without any merit, could also damage our reputation and brand image. Any such event could have a material adverse effect on our business, financial condition and results of operations.

We lease premises and may not be able to fully control the rental costs, quality, maintenance and our leasehold interest in these premises, nor can we guarantee that we will be able to successfully renew or find suitable premises to replace our existing premises upon expiration of the existing leases.

We lease all the premises used in our operations from third parties. We require the landlords’ cooperation to effectively manage the condition of such premises, buildings and facilities. In the event that the condition of the school premises, buildings and facilities deteriorates, or if any or all of our landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of our study centers could be materially and adversely affected. In addition, with respect to our leased premises, at the end of each lease term, which generally ranges from three to six years, we must negotiate an extension of the lease when the lease expires. If we are unable to successfully extend or renew our leases upon expiration of the current term on commercially reasonable terms or at all, we may be forced to relocate our study centers, or the rental costs may increase significantly. We compete with many other businesses for sites in certain prime locations, and some landlords may have entered into long-term leases with our competitors for these locations. As a result, we may not be able to find desirable locations without incurring significant time and financial costs. If this occurs, our operations will be disrupted and our results of operations could be materially and adversely affected.

Moreover, certain lessors have not provided us with valid ownership certificates or authorization of sublease for our leased properties. As a result, there is a risk that these lessors may not have the right to lease such properties to us, in which case the relevant lease agreements may be deemed invalid or we may face challenges from the property owners or other third parties regarding our right to occupy the premises.

Under the applicable PRC laws and regulations, we are required to register and file with the relevant government authorities executed leases but have failed to do so in certain instances. While the lack of registration will not affect the validity and enforceability of the lease agreements under the PRC laws, a fine ranging from RMB1,000 to RMB10,000 may be imposed on the parties for each non-registered lease, if the requirement of registration failed to be fulfilled after a period of time demanded by a relevant local authority.

We are not aware of any actions, claims or investigations being initiated by third parties or the competent governmental authorities with respect to the defects in our leased real properties. However, if we are unable to continue our operations on the current premises and find a suitable replacement in a timely manner, our business, results of operations and financial condition could be materially adversely affected.

The continuing and collaborative efforts of our founder and senior management are crucial to our success, and our business may be harmed if we were to lose their services.

Our future success depends heavily on the continuing services of our senior management team and, in particular, Mr. Xi Zhang, our founder and chief executive officer. If any member of our senior management team leaves us, we may not be able to find their replacements easily, and our business may be disrupted. Competition for experienced management personnel in the private education sector is intense, and we may not be able to retain services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students and staff members. Each of our executive officers and key employees is subject to the duty of confidentiality and noncompetition restrictions. However, if any disputes arise between any of our senior executives or key personnel and us, it may be difficult to successfully pursue legal actions against these individuals because of the uncertainties of China’s legal system.

The unauthorized disclosure, manipulation, illegal sale, procurement of personal data of our students and their parents or other third parties, whether by our employees or third parties could expose us to litigation and/or could adversely affect our reputation and business.

We maintain records of personal data on our internal database, such as names, addresses, phone numbers and other registration information, of our past, existing and prospective students and their parents. If the security measures we use to protect the personal data are ineffective or breached as a result of actions by third parties, employee error, malfeasance or otherwise, we may lose important student data or suffer disruption to our operations. In addition, third parties who receive or are able to access student records due to the failure of our system may misappropriate or illegally disclose confidential information, which could subject us to claims and liabilities. As a result, we could incur significant expenses in connection with rectifying any security breaches, settling any resulting claims and improving protection to prevent further breaches.

In addition, any failure to protect personal information may adversely impact our ability to retain students and increase student enrollment, harm our reputation and materially adversely affect our business, prospects and results of operations. If any of our employees illegally sell our student data to third parties or procure personal data from third parties, they may be subject to individual liabilities. If we or our management team are found to have any involvement in such illegal activities, we and our management team may be held liable as well. While we have adopted internal rules and policies to strictly prohibit and prevent our employees from illegally selling or procuring personal data of our existing or prospective customers, we cannot assure you that all of our employees will abide by these rules and policies at all times. While we have built in safety measures in our information system to identify, deter and avoid such illegal activities and plan to further enhance such measures, we cannot assure you that we will always be able to prevent or identify such illegal activities in a timely manner or at all.

Historically, we experienced incidents in relation to the illegal procurement of personal data. While we believe our policies and procedures in relation to the handling of personal data are adequate, there is a possibility that our employees may use our systems inappropriately by breaching policies or exploiting procedural vulnerabilities in relation to personal data. If any of our employees were found to have engaged in any illegal activities or other wrongdoings, it may cause disruption to our business operations, harm our reputation and undermine our students’ and parents’ perception of our operations, which in turn could have a material adverse effect on our business and results of operation.

Negative publicity about us or other players in our industry may harm our brand and reputation and have a material adverse effect on our business and operating results.

Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control. Any malicious or negative publicity about our company, implicating the quality of our services, the integrity of business practices, compliance with laws, and financial condition or prospects, whether with merit or not, could severely harm our reputation, business and results of operations. Furthermore, negative developments in the private education industry, such as regulatory actions against other players or adoption of new laws or regulations that restrict the provision of education services, may result in negative perception of the industry as a whole and undermine the brand recognition we have established. In addition, we are exposed to detrimental conducts against us, including complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues and regulatory compliance. Moreover, any actual or perceived illegal acts, misbehavior or unsatisfactory performance of teachers or staff of other players in our industry may undermine parents’ or students’ perception of the industry as a whole and adversely affect our business and results of operations. Allegations against us may also be posted on the internet by any person or entity that identifies itself or remains anonymous. Defense against the allegations may incur significant time and divert management’s attention, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of public dissemination of allegations or malicious statements about us or our industry, which in turn may materially and adversely affect the trading price of our ADSs.

We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us.

We may from time to time become a party to various litigation, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. Negative publicity relating to such litigation, legal disputes, claims or administrative proceedings may damage our reputation and adversely affect the image of our brands and services. In addition, ongoing litigation, legal disputes, claims or administrative proceedings may distract our management’s attention and consume our time and other resources. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are not of material importance may escalate due to the various factors involved, such as the facts and circumstances of the cases, the likelihood of winning or losing, the monetary amount at stake, and the parties concerned continue to evolve in the future, and such factors may result in these cases becoming of material importance to us. For example, in March 2018, certain of our former employees filed lawsuits against one of our subsidiaries in China, claiming that they are entitled to certain options to purchase our shares granted to them before their services with us were terminated. Although we have successfully fended off or settled these lawsuits at minimal costs, we cannot assure you that the outcome of other legal proceedings in the future, if any, will be favorable to us. If any verdict or award is rendered against us or if we decide to settle the disputes, we may be required to incur monetary damages or other liabilities. Even if we can successfully defend ourselves, we may have to incur substantial costs and spend substantial time and efforts in these lawsuits. Consequently, any ongoing or future litigation, legal disputes, claims or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could result in reduced attendance or temporary closure of our study centers.

Our business could be materially and adversely affected by natural and other disasters, including earthquakes, fire, floods, environmental accidents, outbreaks of health epidemics such as avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), H7N9 bird flu, Ebola or another health epidemic. If any of these occurs, our student enrollment may be canceled or deferred and our study centers and facilities may be required to temporarily close, and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such occurrence. These occurrences therefore may severely disrupt our business operations and materially and adversely affect our liquidity, financial condition and results of operations.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from term to term. This may result in volatility and adversely affect the price of our ADSs.

Our business is subject to seasonal fluctuations, primarily due to seasonal changes in student enrollments. For example, our courses tend to have the largest student enrollments in our third and fourth fiscal quarters, which run from March 1 to August 31 of each year, primarily because many students take our courses during the summer vacation to improve their academic performance in the subsequent school terms and to prepare for entrance exams to high school and university. However, our expenses vary, and certain of our expenses do not necessarily correspond with changes in our student enrollments and revenues. For example, we make investments in marketing and promotion, teaching staff recruitment and training, and product development throughout the year, and we pay rent for our facilities based on the terms of the lease agreements. In addition, other factors beyond our control, such as special events that take place during a quarter when our student enrollments would normally be high, may have a negative impact on our student enrollments. We expect to continue to experience seasonal fluctuations in our revenues and results of operations. These fluctuations could result in volatility in and adversely affect the price of our ADSs.

Capacity constraints of our study centers could cause us to lose students to our competitors.

Our study centers are limited in number and size of classrooms. Our ability to serve the students is constrained by the capacity of the study centers. As we may not be able to admit all students who would like to enroll in our programs due to the capacity constraints, this would deprive us of the opportunity to serve those students and to potentially develop a long-term relationship with them for continued services. If we fail to expand our physical capacity as quickly as the demand for our services increases, we could lose potential students to our competitors, and our results of operations and business prospects could suffer as a result.

Higher labor costs in the PRC may adversely affect our business, results of operations and financial conditions.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs, particularly in the large cities, such as Shanghai, where a large portion of our study centers are currently located. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to grow. Unless we are able to pass on these costs to our students by increasing prices of our programs, our profitability and results of operations may be materially and adversely affected.

Pursuant to the Individual Income Tax Law of the PRC, as amended on August 31, 2018, which will become effective on January 1, 2019, the amount of taxable income for the comprehensive income of an individual shall be the amount of income in each tax year after deduction of expenses of RMB60,000, special deductibles, special additional deductibles and other deductibles in accordance with relevant laws. Calculations of such special deductibles, special additional deductibles and other deductibles in accordance with relevant laws may result in an increase of our operating costs and expenses.

On March 21, 2018, the Central Committee of the Communist Party of China promulgated the Scheme of Deepening the Reform of Communist Party and State Institutions, or the Institution Reform Scheme, according to which premiums of pensions, medical insurance, unemployment insurance and other social insurance will be collected by the tax authorities. Such reform will be gradually promoted and shall be completed nationwide by March 2019. However, uncertainties remain as to the implementation by tax authorities of the Institution Reform Scheme and our compliance and operating costs and expenses may be increased as a result of its implementation.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We are exposed to various risks associated with our business and operations, and we have limited liability insurance coverage. See “Item 4. Information on the Company—B. Business Overview—Insurance and Safety” for more information. Our insurance coverage for our students and their parents in our study centers is limited. A successful liability claim against us due to injuries suffered by our students or other people on our premises could materially and adversely affect our reputation, results of operations and financial conditions. Even if unsuccessful, such a claim could cause us adverse publicity, require substantial costs to defend, and divert the time and attention of our management. See “Item 3. Key Information—D. Risk Factors—Accidents, injuries or other harm suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial expenses.” In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial costs to us and a diversion of our resources.

If we grant employees share options or other equity incentives in the future, our net income could be adversely affected.

Prior to the 2017 Restructuring, we, through our predecessor holding company in the British Virgin Islands, adopted a 2013 share incentive plan in March 2013, which was replaced by a domestic share incentive plan of Shanghai OneSmart approved in February 2016, or the 2015 Plan. As a part of the 2017 Restructuring, we adopted an amended and restated 2015 share incentive plan in September 2017, which was further amended on February 5, 2018, or the Amended and Restated 2015 Plan. The maximum aggregated number of our ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 336,642,439 Class A ordinary shares, plus an annual 2.0% increase of the total number of ordinary shares outstanding on August 31 of the preceding calendar year of the Company on the first day of each of the nine-fiscal-year period commencing on September 1, 2018. Following the annual increase on September 1, 2018, the maximum aggregate number of shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 466,986,590. As of August 31, 2018, options to purchase a total of 301,190,650 Class A ordinary shares were issued and outstanding under the Amended and Restated 2015 Plan. We were, and may from time to time be, subject to disputes with our current or former employees or advisors who receive our share incentive grants, which may distract our management’s attention and attract negative publicity.

We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant options or other equity incentives in the future, we could incur significant additional compensation charges, and our results of operations could be adversely affected.

Discontinuation or reduction of any of the government incentives available to us in the PRC could adversely affect our financial condition and results of operations.

Local PRC governmental authorities have implemented various incentive policies to reward and support the development of companies. With the healthy growth of our business and our increased contribution to local tax income over past few years, we were awarded increasing amounts of government subsidies from local government authorities in Shanghai. Government incentives, as well as preferential tax treatment alike, are subject to review and discretion of the relevant local governmental authorities and may be adjusted or revoked at any time. The discontinuation or reduction of any government incentives currently available to us will cause our income to vary, which could have an adverse effect on our financial condition and results of operations.

We face risks associated with our franchise study centers.

We are subject to the risks inherent to a franchise business model. We grant the right to certain institutions to operate our program offerings as a franchise under the trademark of . As of August 31, 2018, there were 76 study centers to which we granted franchise operation rights under franchise agreements, and for the year ended August 31, 2018, franchise fees contributed to an immaterial portion of our total net revenues. Our control over our franchisees is limited and based on the contracts with them and our standardized supervision and monitoring procedures, which may not be as effective as direct ownership. Although we maintain comprehensive and rigorous supervisory procedures and set standards to guide our franchisees, our franchisees manage their businesses independently. In addition, it is the franchisees and their teachers, officers and employees that interact directly with students and their parents. In the event of any actual or perceived unsatisfactory performance or illegal actions by the franchisees or their officers and employees or any incidents or operational issues at the franchise facilities, we may suffer reputational damage, which in turn might adversely affect our business. Any such actions or incidents may cause negative publicity in the local community and may negatively affect our brand image and local reputation. As such actions or incidents are beyond our control, we cannot assure you that they will not occur in the future regardless of the measures we have taken, and will take, to screen and supervise our franchisees. In addition, a franchisee may suspend or terminate its cooperation with us due to various reasons, including disagreement or dispute with us, or failure to maintain requisite approvals, licenses or permits, or to comply with other governmental regulations. We may not be able to find alternative ways to continue to provide the services formerly covered by such franchisees. If we are unable to effectively address risks associated with the franchise study centers, our brand image, reputation and financial performance may be materially and adversely affected. Moreover, we are required to file the status of all franchise with the Ministry of Commerce system on a yearly basis. Although we have filed the franchise agreements as of December 31, 2017 and we are preparing required filing for 2018 in accordance with the applicable laws and regulations and as required by the Ministry of Commerce, we cannot assure you that we will be able to timely and accurately report material changes to the franchise study centers with the system, the failure of which may subject us to an order of rectification and a fine up to RMB50,000.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud and investor confidence, and the market price of our ADSs may be materially and adversely affected.

We are not required to provide a report of management on our internal control over financial reporting and our independent registered public accounting firm is not required to conduct an audit of our internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission, or the SEC, for newly public companies. In preparing our consolidated financial statements for the three years in the period ended August 31, 2017 included in our registration statement on Form F-1 filed in connection with our initial public offering, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as well as other control deficiencies in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified is related to our lack of requisite knowledge of U.S. GAAP and SEC rules. We have implemented and are continuing to implement a number of measures to address the material weakness identified.

As of August 31, 2018, we determined that the above material weakness had been remediated. In preparing our consolidated financial statements for the year ended August 31, 2018 included in this annual report, we identified certain control deficiencies in our internal control over financial reporting. See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.”

We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify material weaknesses or significant deficiencies in the future.  We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending August 31, 2019. In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Moreover, our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets, and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

If we are not able to continually develop and enhance our online education programs and adapt to rapid changes in technological demands and student needs, we may not acquire and may lose market share and our business could be adversely affected.

Widespread use of the internet for educational purposes is a relatively recent occurrence, and the market for internet-based courses and services is characterized by rapid technological changes and innovations, as well as unpredictable product life cycles and user preferences. We have limited experience with generating revenues from online education programs, and their results are largely uncertain. We must be able to adapt quickly to changing student needs and preferences, technological advances and evolving internet practices in order to compete successfully in online education market. Ongoing enhancement of our online offerings and technologies may entail significant expenses and technological risks. We may not be able to use new technologies effectively or may fail to adapt to changes in the online education market on a timely and cost-effective basis. However, if improvements to our online education programs are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may not gain market share and our growth prospects could be adversely affected.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in education services is subject to significant regulations in the PRC. PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. In addition, foreign investment in private institutions providing compulsory education are prohibited and foreign investment in private institutions providing pre-school, high school or higher education are restricted to Sino-foreign cooperation with the Chinese side playing the major role. See “Item 4. Information on the Company—B. Business overview—Regulation—Regulations Relating to Foreign Investment” for further details. None of our offshore holding companies is an educational institution or provides education services. To comply with PRC laws and regulations, we have entered into (i) a series of contractual arrangements among Shanghai Jing Xue Rui Information and Technology Co., Ltd., or the WFOE, on the one hand, and Shanghai OneSmart Education and Training Co., Ltd., or Shanghai OneSmart, and its shareholders, on the other hand, and (ii) a series contractual arrangements among the WFOE, on the one hand, and Shanghai Rui Si Technology Information Consulting Co., Ltd., or Rui Si, and its shareholders, on the other hand. Accordingly, Shanghai OneSmart and Rui Si are our variable interest entities. We have been and are expected to continue to be dependent on the contractual arrangements with our VIEs, or the VIE Contractual Arrangements, to operate our after-school education services in China. See “Item 4. Information on the Company— C. Organizational Structure” for more information.

We may be subject to more strict restrictions that are yet to come, which may impose significant uncertainties on the VIE Contractual Arrangements. For example, on April 20, 2018, the MOE issued the Draft Revision of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Comments), or the MOE Draft for Comments, to seek public comments. On August 10, 2018, the Ministry of Justice of the PRC, or MOJ, issued the Draft Revisions of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Examination and Approval), or the MOJ Draft for Comments, based on a revised version of the MOE Draft for Comments, to seek public comments. The MOJ Draft for Comments further facilitates the development of private education by providing that a private school shall enjoy rights or preferential policies stipulated by laws equivalent to those applicable to a public school, but also sets forth compliance requirements which may affect private schools. In particular, some articles of the MOJ Draft for Comments stipulate that: (i) foreign-invested enterprises established in China and social organizations whose controllers are foreign parties shall not sponsor, or participate in the establishment of or exert de facto control private schools which provide compulsory education; (ii) group-based education organization shall not control not-for-profit private schools through mergers and acquisitions, franchise, agreements or any other similar manner; and (iii) transactions between private schools and interest related parties shall follow the principles of disclosure, impartiality and fairness, and shall not impair the interests of the state, the private schools, the teachers and students. Education authorities shall enhance supervision on agreements entered into between not-for-profit private schools and interest related parties, and shall examine the necessity, legality and compliance of agreements involving material interests or performed repeatedly and on a long-term basis, which may include VIE agreements. The MOJ Draft for Comments has not yet been promulgated into law and still remains subject to changes, and there are uncertainties in respect of its final content and forms, as well as its application and interpretation. Our sponsorship interest in East Shanghai Foreign Language School may be subject to scrutiny if the MOJ Draft for Comments were to be enacted in the future. Although there is no provision in the MOJ Draft for Comments providing that it will have retrospective force, it may increase our legal compliance costs and may affect our future expansion.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in education services business, or if the PRC government otherwise finds that we or any of our variable interest entities, or VIEs, are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the Ministry of Education, which regulates the education industry in the PRC, the Ministry of Commerce, or MOFCOM, which regulates foreign investments in the PRC, the Ministry of Civil Affairs, which regulates the registration of schools in the PRC, and the State Administration for Market Regulation, which regulates the registration and operation of education training companies in the PRC, would have broad discretion in dealing with such violations or failures, including, without limitation:

•                  revoking our business and/or operating licenses;

•                  discontinuing or placing restrictions or onerous conditions on our operations;

•                  imposing fines, confiscating the income from our PRC subsidiary or our VIEs, or imposing other requirements for our operations with which we or our VIEs may not be able to comply;

•                  requiring us to restructure our ownership and control structure or operations, including terminating the VIE Contractual Arrangements and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from or exert effective control over our VIEs; or

•                  restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

Our business may be significantly affected by the draft Foreign Investment Law, if implemented as proposed.

On January 19, 2015, the MOFCOM published a draft Foreign Investment Law for public comment. At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises. The draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and, when implemented, may have a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business. Please refer to “Item 4. Information on the Company—B. Business overview—Regulation—Regulations Relating to Foreign Investment” for further details. MOFCOM solicited comments on the draft Foreign Investment Law in 2015, and it was reported in November 2017 that the draft Foreign Investment Law has been submitted by the MOFCOM with the State Council for discussion. The State Council’s 2018 Legislation Plan, published in March 2018, also mentioned that the draft Foreign Investment Law will be submitted to the National People’s Congress Standing Committee for review in 2018. However, the revised Draft Foreign Investment Law has not been made available to the public, and there are still substantial uncertainties with respect to its final content, interpretation, adoption timeline and effective date. It is anticipated, though, that the Foreign Investment Law will build in regulations on variable interest entities. MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese controlled” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese controlled” or “foreign controlled.” This determination requires considering the nature of the investors that exercise control over the entity. “Chinese investors” are individuals who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities.

We are not sure whether our current corporate structure will be considered “Chinese controlled” under the draft Foreign Investment Law, though the fact that eight Chinese nationals, including Mr. Xi Zhang, jointly own a majority of our outstanding shares increases the likelihood that we will be treated as a Chinese-controlled company. In the event that our VIE Contractual Arrangements under which we operate our education business are not treated as a domestic investment, or our operation of education services are classified as a “prohibited business” under the Foreign Investment Law when officially enacted, such VIE Contractual Arrangements may be deemed as invalid and illegal, and we may be required to unwind the VIE Contractual Arrangements and/or dispose of such business.

We rely on VIE Contractual Arrangements for our PRC operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on VIE Contractual Arrangements to operate our education business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The VIE Contractual Arrangements may not be as effective as direct ownership in providing us with control over our VIEs.

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the VIE Contractual Arrangements, we rely on the performance by our VIEs and their respective shareholders of their obligations under the contracts to exercise control over and receive economic benefits from our VIEs. Any failure by our VIEs or their shareholders to perform their obligations under these contracts would have a material adverse effect on our financial position and performance. Such risks exist throughout the period in which we intend to operate certain portions of our business through VIE Contractual Arrangements. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, the VIE Contractual Arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their respective shareholders to perform their obligations under the VIE Contractual Arrangements would have a material and adverse effect on our business.

If any of our VIEs or their respective shareholders fails to perform its respective obligations under the VIE Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under the PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of our VIEs refuse to transfer their equity interests in our VIEs to us or our designee when we exercise the purchase option pursuant to the VIE Contractual Arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the VIE Contractual Arrangements may be impaired. If these or other disputes between the shareholders of our VIEs and third parties were to impair our control over our VIEs, our ability to consolidate the financial results of our VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All of the material agreements under the VIE Contractual Arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws, and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce the VIE Contractual Arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce the VIE Contractual Arrangements, or if we suffer significant delays or other obstacles in the process of enforcing the VIE Contractual Arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of our VIEs may have potential conflicts of interest with us and not act in the best interest of our company.

The shareholders of our VIEs may have potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the VIE Contractual Arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the VIE Contractual Arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. If these shareholders do not honor their contractual obligations under the VIE Contractual Arrangements, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interests in the VIEs held by such breaching shareholder to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on arbitration or legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The VIE Contractual Arrangements may be subject to scrutiny by the PRC tax authorities, and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities subsequent to such transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE Contractual Arrangements were not entered into on an arm’s-length basis and consequently adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the unpaid taxes. Our consolidated net income could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees or other penalties.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of certain portions of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

We currently conduct our operating in the PRC through the VIE Contractual Arrangements. As part of these arrangements, our VIEs hold operating permits and licenses and certain assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or the rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our VIE undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the custodians or authorized users of our controlling nontangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC laws, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC industry and commerce authorities. We generally execute legal documents either by affixing chops or seals or having the designated legal representatives sign the documents.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by binding the relevant subsidiary or the VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops. If any of the authorized employees obtain and misuse or misappropriate our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Our VIEs may be subject to limitations on their ability to operate private schools or make payments to related parties, or otherwise be materially and adversely affected by changes in PRC laws governing private education providers.

The principal regulations governing private education in China are the Law for Promoting Private Education, or the Private Education Law, and its implementation rules. The Law for Promoting Private Education was amended in November in 2016 and the amended law, or the Amended Private Education Law, came into effect on September 1, 2017, while the implementation rules have yet to be amended accordingly. Under the Private Education Law, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. A private school that does not require reasonable returns cannot make distribution to its school sponsors. If its sponsor elects to require reasonable returns, a private school must include such election and any additional information required under the PRC regulations in its publicly disclosed articles of association. A number of factors must be taken into consideration when determining the percentage of the school’s net income that would be distributed to the school sponsors as reasonable returns, including the level of a school’s tuition, the ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality. However, the PRC laws and regulations do not provide a formula or guidelines for determining what constitutes a “reasonable return.” PRC laws and regulations require a private school that requires reasonable returns to make an annual appropriation of 25% of its after-tax income to its development fund prior to payments of reasonable returns. Such appropriations are required to be used for the construction or maintenance of the school or for the procurement or upgrade of educational equipment. Furthermore, the PRC laws and regulations do not set forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school of which the school sponsor requires reasonable returns or a school of which the school sponsor does not require reasonable returns.

As of August 31, 2018, among our study centers that are registered as private schools some expressly require reasonable returns and others do not have explicit requirement in their articles of association.

This regulatory landscape, however, have changed significantly after the Amended Private Education Law comes into effect in September 2017. According to the Amended Private Education Law, private schools can be established as not-for-profit or for-profit entities, and the term “reasonable return” is no longer used. School sponsors of for-profit schools may obtain operating profits, while schools sponsors of not-for-profit schools cannot obtain operating profits. See “Item 4. Information on the Company—B. Business overview—Regulation—Regulations on Private Education in the PRC—The Law for Promoting Private Education and its Implementation Rules.”

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends on our ability to receive dividends and other distributions from our PRC subsidiaries. The amount of dividends and other distributions our PRC subsidiaries are able to pay to us depends on the amount of service fees paid by our VIEs pursuant to the VIE Contractual Arrangements. King & Wood Mallesons, our PRC legal counsel, advises us that though the Amended Private Education Law does not prohibit the contractual arrangements in relation to schools operating in the PRC, or the payment of service fees by private schools operating in the PRC to their service providers, including the payment of fees pursuant to the contractual arrangements, our PRC legal counsel could not rule out the possibility that the relevant PRC government authorities may take a different view on this or later legislation (for example, the amended implementation rules) may prohibit or restrict the use of VIE Contractual Arrangements, and if that is the case, such authorities may seek to confiscate any or all of the service fees paid by our VIEs, if, among other things, such service fees are viewed as being “reasonable returns” or “profits” taken by the school sponsors of these schools in violation of PRC laws and regulations. The relevant PRC authorities may also seek to stop student enrollments at our schools or, in a worse situation, revoke the operation permits of these schools. As a result, our business and financial performance may be materially and adversely affected.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth in the past two or three decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Demand of our education services depends, in large part, on economic conditions in the China. Any significant slowdown in the China’s economic growth may adversely affect the disposable income of the families of prospective students and lead to the reduction or delay of the demand for our services, which in turn could affect our financial conditions. In addition, any sudden changes to the Chinese political system or the occurrence of social unrest could also have a material adverse effect on our business, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting, implementing and enforcing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than some more-developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct all of our operations in China and majority of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all/most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and repay any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, as a wholly foreign-owned enterprise in China, is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until the aggregate amount of such reserve reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may also restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the PRC tax authorities may require our PRC subsidiary that entered into contractual arrangement with our VIEs to adjust its taxable income under the VIE Contractual Arrangements it currently has in place with our VIEs and their respective shareholders in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The VIE Contractual Arrangements may be subject to scrutiny by the PRC tax authorities, and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company primarily conducting our operations in China. Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to registration or filing with relevant governmental authorities in China.

According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other government authorities in China. Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises, or FIEs under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) our PRC subsidiaries may not procure loans which exceed either the cross-border financing risk weighted balance calculated based on a special formula or the difference between their respective registered capital and their respective total investment amount as approved by the MOFCOM or its local branches. Any medium- or long-term loan to be provided by us to our PRC subsidiaries must be filed and registered with the National Development and Reform Committee and the SAFE or their local branches. See “Item 4. Information on the Company—B. Business overview—Regulation—Regulations on Foreign Exchange—Regulations on loans to and direct investment in the PRC entities by offshore holding companies.” We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of an FIE to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to nonassociated enterprises. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by our VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries or to establish new consolidated variable interest entities in the PRC, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. With the development of the foreign exchange market and progress toward interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Our revenues and costs are mostly denominated in Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China, the PRC government may from time to time impose more restrictive foreign exchange policies and step up scrutiny of major outbound capital movement. More restrictions and substantial vetting process may be required by SAFE or other government authorities to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involve any of the following circumstances: (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, or the NPC Standing Committee, that became effective in 2008 requires that transactions that are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules that became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Our failure to make full contributions to various employee benefits plans as required by PRC laws may expose us to potential penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance schemes and housing funds, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees up to a maximum amount specified by the local governments from time to time at locations where they operate businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain past social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC. To efficiently administrate the contribution of employment benefit plans of our employees in some cities, we engage third-party agents to make the contribution for our employees. Any failure to make such contribution directly exposes us to the penalties by the local authorities. We will also incur additional costs for the alternative arrangement if we were asked to terminate the existing arrangement with the third-party agents.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are PRC residents fails to make the required registration or to update the previously filed registration, our PRC subsidiaries may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to us, and we may also be prohibited from making additional capital contributions into our PRC subsidiaries. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

All of our shareholders who we are aware of being subject to the SAFE regulations have completed the necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may continue to make required amendments or updates on a timely manner, or at all. See “Item 4. Information on the Company—B. Business overview—Regulations—Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents.” We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business overview—Regulation—Regulations on Foreign Exchange—Regulations on Stock Incentive Plans.”

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business overview—Regulation—Regulations on Foreign Exchange—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s major assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside China is a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business overview—Regulation—Legal Regulations Over Tax in the PRC—Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, then we or any such subsidiaries could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income. In addition, we would also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or Class A ordinary shares and dividends distributed to our non-PRC shareholders may be subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains or dividends are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The SAT has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or SAT Circular 24, the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or SAT Circular 7 and the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. Pursuant to these rules and notices, if a non-PRC resident enterprise transfers its equity interests in a PRC tax resident enterprise, such non-PRC resident transferor must report to the tax authorities at the place where the PRC tax resident enterprise is located and is subject to a PRC withholding tax of up to 10%. In addition, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing of equity interests in an overseas nonpublic holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such transfer will be deemed as a direct transfer of PRC taxable properties and gains derived from the transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the safe harbors under SAT Circular 7 may not be subject to PRC tax and the scope of the safe harbors include qualified group restructuring as specifically set out in SAT Circular 7, public market trading and tax treaty exemptions.

Under SAT Circular 7 and other PRC tax regulations, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor must act as withholding agents and are required to withhold the PRC tax from the transfer price. If they fail to do so, the transferor is required to report and pay the PRC tax to the PRC tax authorities. If neither party complies with the tax payment or withholding obligations under SAT Circular 7, the tax authority may impose penalties such as late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

SAT Circular 37, which took effect on December 1, 2017, superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation.

We have conducted and may conduct acquisitions or restructurings that may be governed by the aforesaid tax regulations, as well as any possible future acquisition of us. We cannot assure you that the PRC tax authorities will not, at their discretion, impose tax return filing obligations on us or our subsidiaries, require us or our subsidiaries to provide assistance to an investigation by PRC tax authorities with respect to these transactions or adjust any capital gains. Any PRC tax imposed on a transfer of our shares, or equity interests in our PRC subsidiary or any adjustment of such gains, would cause us to incur additional costs and may have a negative impact on our results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, and as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.  The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.  However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” accounting firms (including our independent registered public accounting firm). A first instance trial of these proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC. Implementation of the latter penalty was postponed pending review by the SEC Commissioners. On February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in their financial statements being determined to be not in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies, and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on NYSE on March 28, 2018, the trading price of our ADSs has ranged from US$6.71 to US$16.00 per ADS. The trading price of our ADSs is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies, especially companies in the education industry, have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings and cash flow;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new offerings, solutions and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  detrimental adverse publicity about us, our services or our industry;

•                  additions or departures of key personnel;

•                  release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Our founder, chairman and chief executive officer, Mr. Xi Zhang, beneficially owns all of our outstanding Class B ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Zhang has considerable influence over important corporate matters. As of the date of this annual report, Mr. Zhang beneficially own 91.6% of the aggregate voting power of our company through Happy Edu Inc., a company wholly owned by Mr. Zhang. In the future, Mr. Zhang will continue to have considerable influence over matters requiring shareholder approval, over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to fall.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, we may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interest in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs, and you may even lose your entire investment in our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our memorandum and articles of association contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but our directors are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the deposit to exercise those rights.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

Under our articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 business days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted, and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are now a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. Currently, we do not rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). We do not believe that we were a PFIC for the taxable year ended August 31, 2018 and do not anticipate becoming a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatilet). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.                                                INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We established Shanghai OneSmart Education and Training Co., Ltd. (formerly known as Shanghai OneSmart Education Information Consulting Co., Ltd.), or Shanghai OneSmart, a domestic company in China, in 2007. In January 2008, we opened our first study center in Shanghai to provide premium K-12 after-school education services.

In June 2009, we established Shanghai Rui Si Technology Information Consulting Co., Ltd., or Rui Si, to provide tutoring services that are currently covered under our premium young children education program.

In September 2011, we established Shanghai Jing Xue Rui Information and Technology Co., Ltd., or the WFOE.

In October 2015, we established Shanghai Jing Yu Investment Co., Ltd., or Jing Yu, which is a wholly owned subsidiary of Shanghai OneSmart in the PRC. Currently, it operates the study centers for our premium tutoring programs outside of Shanghai.

In March 2017, we incorporated OneSmart International Education Group Limited (formerly known as OneSmart Education Group Limited), or OneSmart Education, an exempted company under the laws of the Cayman Islands, as our offshore holding company to facilitate financing and offshore listing. In connection with our initial public offering, we subsequently undertook a series of corporate restructuring, or 2017 Restructuring. In March 2017, OneSmart Education acquired OneSmart Edu Inc., or OneSmart BVI, a company incorporated in the British Virgin Islands, as our intermediary holding company, which holds 100% of the share capital of OneSmart Edu (HK) Limited, or OneSmart HK. In September 2017, OneSmart HK acquired all of the equity interests in the WFOE, which entered into a series of contractual arrangements with Shanghai OneSmart and its then shareholders. Subsequent to that, we also entered into a series of contractual arrangements with Rui Si and its then shareholders. As a result of the foregoing transactions, OneSmart Education became the entity that consolidates Shanghai OneSmart and Rui Si. The 2017 Restructuring was completed under the common control of Xi Zhang, our founder and chief executive officer.

The contractual arrangements with respect to Shanghai OneSmart and Rui Si enable us to (1) exercise effective control over Shanghai OneSmart and Rui Si; (2) receive substantially all of the economic benefits of Shanghai OneSmart and Rui Si in consideration for the technical and consulting services provided by the WFOE; and (3) have an exclusive option to purchase all of the equity interests in Shanghai OneSmart and Rui Si when and to the extent permitted under PRC laws and regulations. We also agree to provide unlimited financial support for the VIEs’ operations. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanghai OneSmart and Rui Si, and we treat them as our VIEs, under the U.S. GAAP. We have consolidated the financial results of Shanghai OneSmart and Rui Si and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Due to the PRC legal restrictions on foreign ownership and investment in the education business, OneSmart Education has relied on these contractual arrangements to conduct a significant part of its operations in China. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai OneSmart and Rui Si.”

During the past few years, we pursued several strategic acquisitions of companies in the education industry that are complementary to our business in order to expand and diversify our service offerings. We have integrated and will continue to integrate such acquired business into our operations. For example, to enhance our academic and research capabilities to our premium tutoring services, we acquired 80% equity interest in East Shanghai Foreign Language School, a domestic school for compulsory education, in November 2016. In addition, in January 2018, we acquired 55.6% equity interests in Yuhan (Shanghai) Information Technology Co., Ltd., or Yuhan, after which we owned a total of 75.6% equity interests in Yuhan. “FasTrack English,” the brand previously operated by Yuhan, has become one of our premium young children course offerings focused on English tutoring.

On March 28, 2018, our ADSs commenced trading on the NYSE under the symbol “ONE.” We raised approximately US$162.7 million in net proceeds from the issuance of new shares from the initial public offering after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at 165 West Guangfu Road, Putuo District, Shanghai, People’s Republic of China. Our telephone number at this address is +86-21-5255-9339. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B.                                    Business Overview

We are a leading diversified premium K-12 after-school education service provider in China. We have built a comprehensive K-12 after-school education platform that encompasses our OneSmart VIP business, HappyMath (primarily young children mathematics training services) and FasTrack English (young children English training services). We operated a nationwide network of 315 study centers across 43 cities in China as of August 31, 2018. We have maintained large and fast growing student enrollment over the years. Our average monthly enrollments for the fiscal years ended August 31, 2016, 2017 and 2018 were 56,019, 76,841 and 112,145, respectively.

We introduced and implement distinctive “Power Learning” education philosophy and case study teaching method, which aims at cultivating the study motivation, capability and perseverance of each student by means of interactive learning experience, throughout all stages of our education programs and services and in all of our study centers. By carefully tailoring our teaching to each student’s capabilities and aptitude, we have become a “Third Classroom” for our students, complementing the education they receive at home and in school.

Our services mainly feature premium K-12 after-school education programs that target students from affluent families and mass affluent families. Over our ten years of operation, we have built a “OneSmart” brand upon our OneSmart VIP programs which offer premium tutoring services in one-on-one and one-on-three teacher-to-student settings with a full spectrum of course offerings covering core academic subjects taught in primary and secondary schools in China at levels between the third and twelfth grade of the K-12 system. “HappyMath,” our premium young children education brand originally focusing on mathematics, has become one of the renowned education brands in the young children mathematics tutoring market in China. We have also launched other premium young children services, including Chinese language, science and computer programming, which are now integrated and carried out under our “HappyMath” brand. After acquisition of “FasTrack English” in early 2018, we have further expanded our service offerings for young children and developed it into a premium English tutoring services brand focusing on early childhood English study. As part of our OneSmart VIP business, we also offer language and culture programs covering premium overseas study preparation, language training and consultation services under the brand of “OneSmart International Education,” English language proficiency tutoring services under the brand of “OneSmart Elite English,” and our summer and winter study tours under the brand of “OneSmart Study Camp.”

The effectiveness of our premium tutoring services and young children education services has been demonstrated by the success of our students in school admissions and examinations. We have been able to command premium pricing for the education programs that we offer as a result of our track record and leading position.

Drawing upon our success and experience in our premium tutoring services and young children education programs, we continued to expand our program offerings to address evolving education needs through our newly launched online education programs and OneSmart class programs.

Our proprietary centralized technology platform provides full technological support and connects our online teaching resources database, our teaching service management system and our operation management system. This technology platform ensures a high degree of standardization and helps us maintain high service quality in our education, while facilitating curriculum development and customized teaching for students across our broad network of study centers. It also enables us to build a set of robust operational and managerial information systems that integrate our operations, and improve the efficiency of how we expand and operate our study center network.

We rely on our well-trained education service team to deliver quality service. Our commitment to recruiting and training qualified teachers is crucial to the quality of our education services and the development of our students.

As a result of our trusted brand, effective education service, and technology-supported and highly standardized management systems, our business has grown rapid in recent years. For information on our financial performance, see “Item 5.A. Operating Results.”

Due to PRC legal restrictions on foreign ownership and investment in the education business in China, we operate our after-school education business primarily through our VIEs and their subsidiaries and schools in China. We do not hold equity interests in our VIEs; however, through a series of contractual arrangements with our VIEs and their respective shareholders, we effectively control, and are able to derive substantially all of the economic benefits from, the VIEs.

Our Service-oriented Learning System

We introduced and implement distinctive “Power Learning” education philosophy and case study teaching method, which aims at cultivating the study motivation, capability and perseverance of each student by means of interactive learning experience, throughout all stages of our education programs and services and in all of our study centers. By carefully tailoring our teaching to each student’s capabilities and aptitude, we have become a “Third Classroom” for our students, complementing the education they receive at home and in school. We offer our students a customized and comprehensive learning experience through the following six key components, which are organically combined to form our learning system:

•                  Power Learning Index aptitude assessment.  Before the commencement of our in-class tutoring, we assess the capabilities of our students and match them with our teachers through our proprietary power learning index, or PLI, an aptitude assessment test. PLI consists of questions designed to assess the student’s analytical and problem solving ability, and psychological and behavioral patterns from multiple dimensions including time management ability, exam taking skill, in-class learning ability, learning interests, learning goals, self-initiative, self-discipline, decisiveness and perseverance. Based on the test results and the preliminary academic assessment for the subjects in which the students are enrolled, our assigned teacher will prepare a customized study plan. The study plan takes into consideration the student’s strengths and weaknesses identified from the PLI test, sets out the academic goals of our tutoring services, establishes a timeline for each key milestone and develops weekly or monthly tutoring schedules.

•                  Personalized and customizable teaching material.  Our big-data driven online teaching platform, OneSmart Online Teaching Bank, equips and furnishes our teachers with a vast database of approximately 5.0 million teaching notes, practice questions and learning resources to enable them to effectively tailor the teaching note for each student beforehand based on study plan.

OneSmart Online Teaching Bank allows flexibility and adjustability for our teachers to redesign or reinforce the teaching notes available in our database. Guided by the customized study plan, our teacher can generate the tailored teaching notes by selecting curriculum for a specific course at the desired difficulty level, and then designing a presentation format in combination with a set of test exercises suitable for the student’s learning aptitude. The teacher may choose to upload the tailored handout to the system for other teachers’ review, and such handout, if highly rated among the teachers, will then be contributed to the database and shared on the teaching platform in order to continuously enrich our teaching and learning resources. Thus, our teaching platform not only efficient, flexible and well-stocked, but is also continuously growing.

Our OneSmart Online Teaching Bank contains over 10 million test questions, which are collected and are constantly updated by our in-house research team. As a useful supporting tool, this platform filters and compiles questions that are constantly answered with low accuracy rates. For each of these questions, we provide detailed analysis to help students decipher the weak link in knowledge covered by the question as well as the route of solutions to tackle similar questions. Our teachers target the students’ weak areas of academic knowledge to enhance problem-solving techniques and test skills through a combination of teaching tools including the one-on-one in-depth analysis and discussions, problem sets, and mock tests and thus efficiently improve academic performance.

•                  Integrated offline-to-online services.  Throughout the learning process, we offer our students integrated and comprehensive services. We provide offline-to-online targeted services for our students and their parents, including real-time communication, assistance and student advisory services from our dedicated team of study advisors and various extra-curricular activities.

Upon joining our premium education programs, each student is assigned to a study advisor who keeps track of the student’s academic performance, progress and study habits throughout his or her study with us. The study advisor also communicates with parents and teachers to report each student’s performance, adjusts the student’s study plan after discussing with the teachers, and takes a supervisory role to help him or her develop good study habits. Our students are also offered a wide selection of extra-curricular classes or services such as complementary classes including online live-streaming tutoring courses, family education training, after-class Q&A sessions, one-on-one psychological counselling services and seminars and lectures focusing on exam preparations.

•                  iOneSmart Study Master and other apps.  We seek to keep the parents updated of their children’s performance in each step of our education process. Through our proprietary mobile apps that underpin our teaching management function, such as iOneSmart Study Master and iHappyMath, we offer an interactive communication channel from which parents can review teachers’ teaching notes, receive reports on children’s academic performance and communicate to us their concerns and suggestions, which are generally responded to within 24 hours. iOneSmart Study Master also extends the tutoring dynamic between the teachers and students after class. Through scanning the bar codes assigned to the questions that students answered wrong, teachers can easily collect these questions via our apps and identify the student’s weak link in knowledge, and further customize the teaching notes. Our apps enable parents and students to access students’ records, including the results of PLI aptitude test, the test results throughout the learning process, and regular assessment and study reports.

•                  Well-trained teachers.  We have a dedicated teacher team. We recruit our teachers through a multi-step recruiting process and the teachers recruited undergo standardized and comprehensive training courses covering orientation and regular ongoing training at our “OneSmart University” teacher training center and “OneSmart Online Colleges” which are dedicated to the development and improvement of teachers’ professional skills in order to maintain our teaching quality. Our continuous on-the-job training keep our teachers abreast of our latest education content and our learning software and facilities.

•                  Specifically designed study rooms or classrooms.  Our students of OneSmart VIP programs typically take their classes in private study rooms at our study centers. Each study room ensures the privacy and comfort of the teaching session while all the necessary and up-to-date teaching facility is equipped in the room. The classrooms for our premium young children education services are installed with multi-media technology tools, which create a relaxing, interactive, and interest-enhancing environment that stimulate the learning interest and knowledge absorption of the students.

Our Education Programs

As a leading diversified premium K-12 after-school education service provider in China, we have built a comprehensive K-12 education platform that encompasses the following:

•                  OneSmart VIP business.  Premium tutoring services for exam preparation under “OneSmart VIP” brand, or OneSmart VIP programs, have been our core service offering. We provide classes covering all key academic subjects taught in primary and secondary schools in China to students between the third grade and the twelfth grade of the K-12 system in one-on-one and one-on-three teacher-to-student settings. We also developed language and culture programs for overseas education covering premium overseas study preparation, language training and consultation services under the brand of “OneSmart International Education,” English language proficiency tutoring services under the brand of “OneSmart Elite English,” and our summer and winter study tours under the brand of “OneSmart Study Camp.”

•                  HappyMath.  Our premium young children mathematics training services are offered under the brand “HappyMath” and are typically designed in one-on-eight teacher-to-student settings, focusing on interest cultivation and early development in the subjects of mathematics, Chinese, science and computer programming to students from early childhood to primary school.

•                  FasTrack English.  Our premium young children English training services are offered under the brand “FasTrack English” and are typically designed in one-on-fourteen teacher-to-student settings, focusing on STEM (science, technology, engineering and mathematics) English to students from early childhood to primary school.

The following table provides a list of our current main after-school tutoring program offerings:

				Primary School						Middle School			High School
Category	Brand	Subject	K	1	2	3	4	5	6	7	8	9	10	11	12
	OneSmart VIP	All Key Subjects(1)	—	—	—	•	•	•	•	•	•	•	•	•	•
OneSmart VIP business	OneSmart International Education	English Test Training	—	—	—	—	•	•	•	•	•	•	•	•	•
	OneSmart Elite English	English Language	—	•	•	•	•	•	•	•	—	—	—	—	—
	OneSmart Study Camp	Culture Immersion	•	•	•	•	•	•	•	•	•	•	•	•	•
HappyMath	HappyMath	Mathematics, Chinese, Science and Computer Programming	•	•	•	•	•	—	—	—	—	—	—	—	—
FasTrack	FasTrack	English Language	•	•	•	•	•	•	•	—	—	—	—	—	—

Note :

(1)             Including mathematics, English, Chinese, physics, chemistry, geography and history

•                  Recent program initiatives.  Drawing upon our success and experience in premium tutoring services, and to expand our service offerings to broaden our student base, we started to offer online education programs on our website at  www.jrjb.com.cn as well as OneSmart class program under the brand “OneSmart Class,” both launched in the second half of 2017. Classes offered under OneSmart Class typically have a class size of 25 students, utilize course materials similar to those from the premium tutoring services, and cover all core academic subjects taught at primary and secondary schools in China.

OneSmart VIP Business

We have been providing premium after-school tutoring services under our “OneSmart VIP” brand in one-on-one and one-on-three teacher-to-student settings with a full spectrum of course offerings covering key academic subjects taught at Chinese primary and secondary schools, including mathematics, English, Chinese, physics, chemistry, geography and history. Students enrolled in our premium tutoring services are typically between the third grade and the twelfth grade of the K-12 system in China. The programs were conducted in 315 study centers that we operated as of August 31, 2018 and we had over 85,830 average monthly enrollments in the premium tutoring services in the fiscal year of 2018. Our OneSmart VIP business also include the overseas language and culture programs to provide one-stop shopping opportunities for premium families.

Through our integrated OneSmart learning system, we have been able to carry out our “Power Learning” education philosophy to spark our students’ intellectual curiosity, improve their study habits, foster their confidence and enhance their learning capabilities. The primary goal of our premium tutoring services is to fully explore, cultivate and realize our students’ potential and help them develop a strong and consistent track record in their academic achievements. We have been able to consistently assist our students to secure notable admission rates and command premium pricing for the education programs that we offer.

We expanded our offerings and developed language and culture programs covering premium overseas study preparation, language training and consultation services under the brand of “OneSmart International Education,” English language proficiency tutoring services under the brand of “OneSmart Elite English,” and our summer and winter study tours under the brand of “OneSmart Study Camp.” Under OneSmart International Education program, we offer intensive training for English language tests, including TOFEL and IELTS, to students for the admission to the international schools. The program focuses on high quality instruction and exam-taking skills, and is designed to help our students achieve higher scores in their admission and assessment tests. OneSmart Elite English program focuses on students from the first grade to the seventh grade and trains their English language proficiency in listening, speaking, reading and writing on a progressive basis. OneSmart Study Camp provides international and domestic summer and winter study tours to students at all K-12 levels who are interested in studying abroad in the future, or whose parents intend for them to have more diversified cultural exposure.

HappyMath

HappyMath is one of our course offerings to children from kindergarten to primary school, focusing on interest cultivation and early development in various subjects. Many of the services for the same subjects are offered at ascending levels of difficulty in order to suit our students’ different ages and intellectual development stages. For instance, in our regular mathematics courses, we have grouped students into three phases based on their ages, and additionally offer certain courses at more advanced levels for academic competition purposes.

We offer mathematics courses to students from kindergarten to the fourth grade in primary school. The mathematics program is dedicated to developing the student’s calculation, problem solving, logic thinking, observation and reasoning abilities. We also offer Chinese, science and computer programming to students from kindergarten to the sixth grade in primary school. Our Chinese courses aim to enhance language organization and communication skills, nurture the students’ appreciation in Chinese literature, and develop their public speaking skills. Our science courses aim to cultivate students’ interests in science and inspire their exploratory spirit. Our computer programming courses aim to improve their aptitude to modern technological trends.

In the fiscal years ended August 31, 2016, 2017 and 2018, the number of average monthly enrollments in our HappyMath program was 7,867, 13,545 and 18,884, respectively.

FasTrack English

FasTrack English offers premium young children English tutoring services. We acquired 55.6% equity interests in Yuhan, in January 2018, which allows us to hold 75.6% equity interests in Yuhan in total. Yuhan provides offline English tutoring services under the brand of “FasTrack English.” After the integration with our existing business, FasTrack English focuses on STEM English tutoring services to students from three to twelve years old with a class format ranging from one-to-two to one-to-fourteen teacher-to-student settings. FasTrack English aims to improve the comprehensive English capacities of young children.

In the fiscal years ended August 31, 2018, the number of average monthly enrollments in our FasTrack English program reached 7,431.

Our premium young children education services, including HappyMath and FasTrack English, lies in our adoption of the group case study method. This method is designed to help our students develop disciplined and sustainable study habits, and improve independent thinking and studying ability. Under the group case study method, our students are incentivized to prepare for their lessons in before-class preview, to have extensive in-class interaction and discussions, and to engage in after-class review and reflection. We utilize scenario-based multi-media teaching content, including instructional videos and audio materials, and white board course management system to make the instructional process more efficient, and integrate story scenarios, role play and team work into the classroom to stimulate the students’ learning interest and motivation throughout the learning experience. To enhance transparency, improve learning experience and build trust between students and teachers, we also provide online streaming of some of our classes and the parents can observe the in-class performance of the students and teachers. Aided by our various apps, parents can watch a pre-recorded class video and communicate with teachers or study advisors on their children’s study and classroom performance.

Our premium young children education services are not designed to focus solely on improving students’ academic performance results at public schools. Nonetheless, these programs may help our students achieve academic excellence or improve school performance by developing their general independent learning and analytical capabilities and stimulating their curiosity in learning.

Recent Program Initiatives

Drawing upon our success and experience in premium tutoring services, and to expand our service offerings to broaden our student base, we started to offer online education programs under “OneSmart Online” on our website at www.jrjb.com.cn as well as OneSmart class program under the brand “OneSmart Class,” both launched in the first half of fiscal year 2018.

OneSmart Online.  OneSmart Online offers classes in a more simplified online format. It allows us to expand our footprint into the mass K-12 education services market at competitive pricing and in a capital light manner leveraging our experience and teaching resources in the premium market.

OneSmart Class Programs.  OneSmart Class programs typically have a class size of up to 25 students. OneSmart Class covers key academic subjects taught at Chinese primary and secondary schools, including mathematics, English and Chinese. Students receive similar customized services as provided in our OneSmart VIP programs except that the teachers’ teaching notes are designed in a more standardized manner to cater to the general needs of 25 students, and interactive group discussions between students are consistently engaged in the small class settings. As of August 31, 2018, there are total 1,100 students enrolled in OneSmart Class programs.

Curriculum and Teaching Material Development

We base our curriculum and education content on the philosophy and ultimate goal of improving our students’ study capabilities, knowledge and academic performance. As different programs and classes within each program target students with diversified age groups and needs, we customize the teaching materials accordingly.

Our curriculum closely tracks the standard K-12 curriculum of China’s primary and secondary schools. We cover all core K-12 subjects, including mathematics, English, Chinese, physics, chemistry, geography and history.

The development of our teaching materials typically starts with our development team’s thorough review of recent teaching and training materials from leading public schools, as well as any new examination requirements and trends to keep up with the changing academic and examination conditions in the PRC education system. Our development team also work closely with our teachers and solicit feedback from them based on their tutoring experience and constantly update our centralized database of teaching notes and exam test questions. Leveraging OneSmart Online Teaching Bank and students’ PLI aptitude test results, our teachers are able to develop and design customized teaching notes and selectively choose the practice questions for each student based on their grade level, study habits, recent academic performance and their academic goals. The teachers may choose to upload their tailored teaching notes to the system for other teachers’ review, and the highly rated teaching notes will be contributed to our database which further enriches our database.

To provide academic and research support to our premium tutoring services and to diversify our education service offerings, we acquired an 80% equity interests in East Shanghai Foreign Language School, a domestic school for compulsory education. Our experience in managing and operating the full-time school has contributed to our teaching and learning resources and curriculum development capabilities.

We have a curriculum and teaching materials development team of over 100 specialists, who are dedicated to developing, updating and improving our teaching materials tailored to different regions and study needs. We also formed a “OneSmart Power Learning Institute” that focuses on analyzing local examination policy development and evaluating corresponding curriculum improvements. We also have a product development team that works with our education service team and sales and marketing team to design and promote the new program offerings.

Our Study Centers

We operated a network of 315 study centers across 43 cities in China as of August 31, 2018.

We have a 5-member committee at our headquarters focusing on study center expansion and site selection. We go through a comprehensive evaluation process for any expansion and new site selection, with joint efforts and contribution from our senior management, business development team and other administrative departments.

The layout and interior design of each study center is determined by the type of programs offered in that center. Our classrooms at the study centers are constructed with specific requirements tailored to the different programs. We emphasize the privacy of the small-size study room for our premium tutoring services while ensuring that all the necessary teaching typically facilities are available in the room. Classrooms of our premium young children education services are installed with the multi-media technology tools and CCTVs for parental auditing. In addition to the teaching classrooms, most of our study centers are equipped with rooms with different functions to meet the parents’ and students’ needs, including:

•                  Consulting rooms: We offer consulting, course selection, registration and other advisory services in the consulting rooms.

•                  Common study classrooms: Our students have free access to our common study classroom where they can prepare for courses before the classes or review and do their assignments after the classes. It also offers a venue for the students to interact with each other.

•                  OneSmart Paradise: It is the leisure area available to students at most of study centers for our premium tutoring services and premium young children education services. We offer various toys, facilities and activities with which students can make new friends and expand their network while playing the games and undertaking the activities together.

•                  Resting areas: Parents can rest at our designated areas and wait for their children during class hours. Facilities like free wireless internet and vending machines are available.

We are mindful about the safety of our students at our study centers and implement high safety standards in the design and construction process, and are compliant with local regulations on location choice and constructions. We strive to create an engaging learning environment for both parents and students while ensuring that teaching can be conducted safely and smoothly.

The director of each study center is responsible for overall management, including student recruitment, staffing and teaching curriculum. All of our service functions have step-by-step procedures that are well-documented for our staff to follow.

Asides from the study centers we operate, we also work with certain institutions through franchise arrangements to operate our program offerings and collect a franchise fee from them. As of August 31, 2018, there were 76 study centers to which we grant franchise under franchise agreements and for the year ended August 31, 2018, franchise fees contributed to an immaterial portion of our total net revenues. To optimize our geographic penetration and expansion in an asset light way, we may selectively enter into more franchise arrangements with third-party operators.

Our Teaching Staff

We have a team of dedicated and capable teaching staff with teaching and management experience. We believe that our teaching staff are critical to maintaining the quality of our services and promotion of our brand and reputation. We maintain a set of qualification standards when selecting and training our teachers to ensure that we can provide consistent and high-quality education to our students.

Systematic recruitment process.  Approximately 40% of our teachers are recruited from specialized teachers’ colleges in China. We recruit our teachers through on-campus recruitment of teachers’ college graduates and, from time to time, through social channels. We aim to recruit high-caliber teachers through a multi-step recruitment process, including (i) application; (ii) screening; (iii) qualification tests; (iv) lecture auditions; and (v) interviews. During the recruitment process, we focus on the academic background, communication skills and classroom demeanor of these teacher candidates. We also target teacher candidates with energetic and positive personalities who can effectively connect with and motivate our students.

On-going training, evaluation and development.  Training is a critical part of our daily operations and ensures that the quality of our education services is maintained at a high level. Before being certified as our full teachers, new teachers are required to undergo one month of comprehensive orientation and online and offline training at our OneSmart University and OneSmart Online College, where they familiarize themselves with One Smart Online Teaching Bank and improve their teaching skills. All of our full-time teachers are required to continue to participate in training programs on a regular basis so that they stay abreast of our latest education content and our learning software and facilities. Other teaching staff also undergo similar systematic online and offline training courses tailored to each individual’s position and specific responsibility.

We have established a system to evaluate and incentivize our teachers to improve their teaching skills, service quality and teaching results. Among other things, we utilize a 10-level ranking system for teachers at our premium tutoring programs. Through this ranking system, we rate teachers based on a set of criteria, including overall performance, seniority, student and parent reviews, historical refund and retention rates, and the level of ranking for each teacher is directly linked to his or her compensation. To conform to teachers’ ranks in public schools, we cooperate with, and are licensed by, the China Education Association to certify our teachers. In addition, we constantly conduct performance review and adjust the ranking of teachers. Our teachers go through quarterly examinations and certain number of teachers with low rate in the examinations will end their employment with us. Meanwhile, we encourage our teachers to put their own spin in their classes to keep students engaged and motivated.

Career advancement and continued education.  We are committed to the career advancement and continuing education of our teachers. We provide both online and offline training in management skills to our selected teachers. Based on various key performance indicators such as overall teaching ranking, student reviews and refund rate, capable and experienced teachers also have the opportunity to be promoted to directors of our study centers or our headquarters. As of August 31, 2018, more than 85% of the study center directors were promoted internally within our OneSmart system.

Competitive compensation package.  We believe that the compensation package we offer to our teaching staff, which is comprised of a fixed base salary and lecture bonus fees, is competitive in the market. Our competitive compensation and career development opportunity help ensure the stability of our teaching staff.

Our Students and Student Services

Students on OneSmart Platform.  Over the years, we have maintained large and fast growing student enrollment over the years. Our average monthly enrollments for the fiscal years ended August 31, 2016, 2017 and 2018, were 56,019, 76,841 and 112,145, respectively.

We charge our after-school education programs based on prepaid class units. After a student signs the service contract and purchases a fixed amount of class units, he or she will be deemed to have enrolled with us. The pre-paid class units are consumed when the student takes classes under our after-school education programs. In addition, with our approval, the student may use the unconsumed class units on certain programs or subjects different from the ones originally registered for at the time of purchase.

Each OneSmart VIP class typically lasts for 120 minutes, which translates into three class units. Each of our premium young children classes typically lasts for 80 minutes (excluding the break time), which translates into two class units. Our language and culture programs, such as OneSmart Study Camp, together with our online programs, are targeted at further increasing our student base and potentially extends a student’s learning circle with us.

Student Services.  We provide integrated and comprehensive services to our students and parents through our teachers and study advisors. After the in-class tutoring, our teachers will also make themselves available to answer questions and provide additional guidance on study materials during the scheduled free Q&A sessions if our students study at our study centers after class.

Each student is assigned with a study advisor to provide real-time assistance to our student and his or her parents, including establishment and updating of the student’s file, class scheduling and adjustment, follow-ups on parents’ review over the student’s learning experience, periodic assessment on student’s progress, and coordination among the teachers, parents, students and us. To facilitate communication, study advisors have periodical meet-the-parents sessions to update parents on their children’s study progression, discuss with the parents on their and teacher’s observation of the student’s performance, seek students’ and parents’ feedback on our programs, and encourage the students and parents to provide additional input to adjust and optimize the students’ study plan together with their teachers. Our study advisors will also supervise our students’ study habits and work with our students to help relieve anxiety, maintain motivation and build self-confidence. We provide parenting courses to our parents and our parents also have opportunities to interact with our teachers and study advisors.

Service Quality Assurance.  We endeavor to maintain high service quality consistently at our study centers. We require our teachers to utilize our OneSmart Online Teaching Bank and teach each class in accordance with our teaching guidance and course materials. We hold weekly meetings to discuss teaching plans and any special accidents or events in the previous week and all teachers and administrative staff are encouraged to join the weekly meetings. Our teachers will share teaching notes with the parents through our mobile app. Moreover, each of our advisors is in close contact with the students and parents through in-person, telephone and mobile app communication. We also provide online streaming of some of our classes and the parents can observe the classroom performance of the students and teachers. We have a customer service center in our headquarters, the main functions of which include receiving enquires, regularly following up on students and parents’ feedback to our education services and teachers, and addressing course-related issues. We also have a quality control team that supervises our customer service center.

Technology

We have built our technology platform and infrastructure relying primarily on proprietary software and systems.

•                  OneSmart Online Teaching Bank.  Our proprietary online teaching resources database contains approximately 5.0 million teaching notes and over 10 million test questions for OneSmart VIP programs. Our online teaching bank enables our teachers to gain access to the vast teaching resources and further develop and design customized teaching notes and selectively choose practice questions for each student based on their grade level, study habits, recent academic performance and academic goals. It also enables our teachers and research and development team to collaboratively design, develop and improve the curriculum and share know-how and useful teaching materials efficiently.

•                  Teaching Service Management.  Underpinning our teaching service management function are our mobile apps such as iOneSmart Study Master and iHappyMath app, which are accessed by our students and their parents for real-time progress tracking and interactions, study plan adjustment, homework assignment and class management. By creating a responsive communication channel between teachers and their students, iOneSmart Study Master also extends the tutoring dynamics between the teachers and students after class. Our technology platform allows for centralized cloud-based storage and analysis of data that we collect on our students, teachers and our curriculum, creating a virtuous feedback loop for continuous improvement of our student experience and sales and marketing effectiveness.

•                  Operation Management.  Our UPC operation management system is a unified enterprise resources planning and customer resources management system, which was developed by our in-house information technology team to build a set of operational and management information systems that outline protocols for and improve the efficiency of how we expand and operate our study center network. The system integrates our business operations, including sales and marketing, daily operation, teaching and research management, teachers’ recruiting and training, key performance indicators tracking, operation statement generation, and contract management. The system scientifically schedules courses, matches teachers and students, and allocates students to classes. In the day-to-day operations of our established study centers, the directors of the study centers keep close track of a series of operating indicators. These metrics are submitted to and tracked through our systems by management in our headquarters on a daily basis, allowing for centralized administration of adjustments to local strategies.

We have implemented performance monitoring for all of our web sites and apps to enable us to respond quickly to potential issues. Our web sites are hosted at our self-owned servers and facilities in Shanghai. The facility provides redundant utility systems and a backup electric generator. All servers have redundant power supplies and file systems to maximize system and data availability.

Our in-house information technology department has a team specialized in the maintenance, update and development of our technology platform. Our information technology team had 115 employees as of August 31, 2018.

Branding, Marketing and Sales

We position ourselves as a premium K-12 private education services provider in China targeting affluent and mass affluent families. We employ a variety of marketing and recruiting methods to attract students and increase enrollments:

Referrals.  We believe that an important contributor to our student recruitment has been word-of-mouth referrals by our students and parents who share their experience with other students and parents. Our student enrollment has benefited and will continue to benefit through referrals from our student network and growing student base, and advantages derived from our reputation, brand, and our students’ academic performance.

Media Advertisement.  We advertise through China’s leading search engines and internet portals. We also strategically place our advertisements in television channels and other traditional media at outdoor advertising venues that can attract the attention of our prospective students and parents, such as airports. Our course consultants distribute informational brochures, posters and flyers in the vicinity of our study centers.

Social Events and Activities.  We have sponsored a series of national academic competitions and annual meetings of the Institution of China Education. We participate in or host themed open classes for public and private schools and colleges to promote awareness of our brands and programs. We also collaborated with Peking University and Shanghai Education Development Foundation to provide the OneSmart scholarship to the students from Peking University and teachers’ colleges and universities.

Online Platform.  Our own online platform has also contributed significantly to increasing student loyalty and enhancing our brand awareness. It facilitates direct and frequent communications with our prospective students and parents and lowers our student acquisition costs.

Cross-Selling.  As we have already gained a strong foothold in premium tutoring market, we are branching out into other education segments. The premium one-on-one and one-on-three tutoring programs and premium young children education services are targeted at different age groups, while OneSmart Online and OneSmart Class are targeted at students with preference for different education models. The combination of programs provides a good cross-marketing opportunity to attract students from other programs.

Our course consultants team and our study advisors are in charge of the enrollment of new students and retention of existing students respectively.

Seasonality

Our results of operations are also affected by seasonal factors. Our revenues are typically relatively higher in the third and fourth fiscal quarters, because our study centers generally have the largest numbers of enrollments and class units delivered for our premium programs in these quarters, when most primary and secondary school students prepare for their final exams in the spring semester and, particularly, when ninth- and twelfth-grade students are about to take high school and college entrance exams in China. On the other hand, our costs and expenses are generally not significantly affected by seasonal factors, as a significant portion of such costs and expenses are fixed throughout a fiscal year. We expect this seasonal pattern of our results of operations to continue, although the impact of seasonal factors may not be as prominent in all periods as other factors due to our rapid business expansion.

Intellectual Property

Our business relies substantially on the creation, use and protection of our proprietary teaching management system and study database.

We had more than 300 registered trademarks including our brand and logo, more than 200 registered domain names, more than 100 copyright registration certificates and four patents as of August 31, 2018. Our copyrights include substantially all of our course content, course videos and materials, and online courses. Our registered domain names incorporate the Chinese spelling of the theme of the corresponding website. We set forth below our nine main registered domain names:

Domain Address	Main Purpose
http://www.onesmart.org/	Our main website
http://www.jingrui.cn/	Premium tutoring services
http://www.happymath.org/	HappyMath program
http://www.jiaxuehui.com/	OneSmart Elite English program
http://www.xhqcamp.com/zh-cn/	OneSmart Study Camp program
http://vipedu.com/	OneSmart Overseas Language Training program
http://www.jrjb.com.cn/	OneSmart Online program
http://www.jingruiban.com/	OneSmart Class program
http://www.ftkenglish.com/	FasTrack English program

To protect our brand and other intellectual property, we rely on a combination of trademark, copyright, domain names, know-how and trade secret laws as well as confidentiality agreements that we entered into with our employees, contractors and others. We also actively engage in monitoring and enforcing activities with respect to infringing uses of our intellectual property by third parties. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to protect our intellectual property rights, our brand and business may suffer.”

Competition

The private education industry in China is highly fragmented, competitive and rapidly developing. We face competition from national after-school education companies such as New Oriental, TAL, Puxin and ONLY in each major program we offer and each geographic market in which we operate.

We believe the principal competitive factors in our industry include the following:

•                  brand recognition;

•                  overall student experience;

•                  price-to-value;

•                  ability to effectively market programs and service to a broad base of prospective students; and

•                  scope and quality of program and service offerings.

Our competitors may have greater access to financing and other resources, and a longer operating history than us. See “Item 3 Key Information—D. Risk Factors—Risks Related to Our Business—We face intense competition in our industry, which could lead to pressure on our premium pricing, reduced operating margins, loss of market share, departure of qualified faculty and increased capital expenditures.”

Insurance and Safety

We endeavor to provide a safe environment for students at our study centers. Security and safety protocols are set out in detail in our management guidance and in the handbook for our study centers. Safety is an important factor in the evaluation scale we apply to the performance of our study center directors.

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain public liability insurance to cover our liability for any injuries occur at our study centers. We also maintain property insurance policies covering certain equipment and other property that are essential to our business operations.

We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment

Foreign Investment Industries Guidance Catalog (2017)

Pursuant to the Foreign Investment Industries Guidance Catalog, or the Foreign Investment Catalog, which was amended by the National Development and Reform Commissions, or NDRC, and the MOFCOM and became effective on July 28, 2017, and the Special Management Measures for Foreign Investment Access (Negative List) (2018), or the Foreign Investment Measures, issued by the NDRC and the MOFCOM on June 28, 2018, which has been implemented since July 28, 2018, pre-school education, high school education and higher education are restricted industries for foreign investors, foreign investors are only allowed to invest in pre-school education, high school education and higher education in Sino-foreign cooperative ways, and the Chinese party must play a major role in the cooperation, which means the study center director or other chief executive officer of the schools must be a PRC national, and the representatives of the Chinese party must account for no less than half of the total members of the board of directors, the executive council or the joint administration committee of the Sino-foreign cooperative educational institution. In addition, according to the Foreign Investment Catalog and the Foreign Investment Measures, foreign investors are prohibited from investing in compulsory education, namely primary school and middle school. To comply with PRC laws and regulations, we have relied on the VIE Contractual Arrangements to operate our after-school education services in China. See “Item 3. Key Information—D. Risk Factors—If the PRC government finds that the agreements that establish the structure for our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education

In June 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital in a Sino-foreign cooperative educational institute must be less than 50%. These opinions also provide that each level of the government authorities should increase their support to private schools in terms of financial investment, financial support, subsidy policies, preferential treatments on tax, land policies and fee policies, autonomous operation, and protecting the rights of teachers and students, among other things. Furthermore, these opinions require each level of the government to improve its local policies on private education.

Draft Foreign Investment Law

In January 2015, MOFCOM published a draft Foreign Investment Law for public comment. Since then, MOFCOM has not yet published an updated draft and none of the government authorities has taken any formal action to adopt the law. The draft Foreign Investment Law purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. According to the draft Foreign Investment Law, the MOFCOM, together with other relevant authorities, will determine a catalogue for special administrative measures, or “negative list.” Foreign investments in the restricted industries must apply for approval from the foreign investment administration authority, whereas foreign investments in business sectors outside of the “negative list” will only be subject to filing procedures.

MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese controlled” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law is “de facto control,” which is broadly defined and emphasizes substance over form in determining whether an entity is “Chinese controlled” or foreign controlled. “De facto control” can be established if a person has the power to exert decisive influence on an entity, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors, such as via contracts or trusts, will be treated as foreign-invested enterprises, or FIEs, whereas an investment in China in the foreign investment-restricted industries by a foreign investor may nonetheless apply for treatment as a PRC domestic investment if the foreign investor is determined to be “controlled” by PRC entities and/or citizens. According to the draft Foreign Investment Law, VIEs would also be deemed to be FIEs, if they are ultimately “controlled” by foreign investors, and be subject to the restrictions on foreign investments. Although we believe we are “Chinese controlled” under the draft Foreign Investment Law, we cannot assure you that relevant PRC government agencies will hold the same view as ours, that our VIE Contractual Arrangements under which we operate our education business will be treated as a domestic investment, or our operation of education services will not be classified as a “prohibited business” under the Foreign Investment Law when it is officially enacted.

At the same time, in March 2016, NDRC and MOFCOM promulgated the Draft Market Access Negative List (Pilot) and in June 2017, the State Council issued the Special Management Measures for the Market Entry of Foreign Investment in Pilot Free Trade Zones (Negative List) (2017), both of which are applicable in Tianjin, Shanghai, Fujian and Guangdong. These regulations still impose restrictions and/or prohibitions on foreign investment in pre-school education, primary schools, middle schools, high schools and higher education. Under the Draft Foreign Investment Law, FIEs are required to complete entry clearance and other approvals for conducting the businesses listed on the negative list, and may not be able to continue to conduct their operations through contractual arrangements.

Regulations on Private Education in the PRC

Education Law of the PRC

In 1995, the National People’s Congress enacted the Education Law of the PRC, which was amended on December 27, 2015. This law sets forth provisions relating to the fundamental educational systems of the PRC, including without limitation, a school education system comprising preschool education, primary education, secondary education and higher education, a system of nine-year compulsory education, and a national education examination system. The law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education, and, in principle, that enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of educational institutions in accordance with PRC laws and regulations. The Education Law also stipulates that some basic conditions must be fulfilled for the establishment of a school or any other educational institution; accordingly, the establishment, modification or termination of a school or any other education institution shall follow specific examination, approval or filing procedures. In the amended Education Law, the NPC Standing Committee narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for profit so that the provision only applies to schools or other educational institutions founded with governmental funds or donated assets.

The Law for Promoting Private Education and its Implementation Rules

In 2002, the NPC Standing Committee promulgated the Law for Promoting Private Education, or the Private Education Law, which became effective on September 1, 2003. The Private Education Law was amended on June 29, 2013, or the 2013 Private Education Law, and subsequently on November 7, 2016, or the Amended Private Education Law. In March 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, or the PE Implementation Rules. The Private Education Law and the PE Law Implementation Rules provide rules for social organizations or individuals to establish schools or other educational organizations using nongovernment funds in the PRC; such schools or educational organizations established using nongovernment funds are referred to as “private schools.”

According to the Private Education Law, establishment of private schools for academic education, preschool education, self-taught examination support and other cultural education shall be subject to approval by the authorities in charge of education, while establishment of private schools for vocational qualification training and vocational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted an educational permit, and shall meet all conditions required for a legal person. Under the Private Education Law and PE Implementation Rules, private education is deemed a public welfare undertaking, and entities and individuals who establish private schools are commonly referred to as “sponsors,” instead of “investors” or “shareholders.” Private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools.

Under the 2013 Private Education Law and PE Implementation Rules, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the relevant regulations. The election to establish a private school requiring reasonable returns shall be made a part of the articles of association of the school, and the percentage of the school’s annual net balance that can be distributed as a reasonable return shall be determined by the school’s board of directors or other forms of decision-making bodies, taking into consideration the following factors: (i) school fee types and collection criteria, (ii) the ratio of the school’s expenses used for educational activities and improvement of educational conditions to the total fees collected, and (iii) admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns, and such information and the decision to distribute reasonable returns shall also be filed with the approval authorities within fifteen days from the decision made by the board. As of August 31, 2018, four of twelve of our study centers that are registered as schools have elected to require “reasonable returns” under the 2013 Private Education Law and PE Implementation Rules.

The 2013 Private Education Law provides that the regulations applicable to private training institutions registered with the State Administration for Industry and Commerce, or SAIC, and its local counterparts shall be formulated by the State Council separately. However, as of the date of this annual report, no specific regulations on private training institutions registered with the SAIC and its local counterparts has been promulgated by the State Council.

The Amended Private Education Law took effect on September 1, 2017. In accordance with the Amended Private Education Law, as long as schools do not provide compulsory education, school sponsors of private schools are allowed to register and operate the schools as for-profit private schools or not-for-profit private schools. School sponsors of for-profit private schools are allowed to get income from the operation of the school, and the balance of running such schools is permitted to be handled in accordance with the PRC Company Law and other relevant laws and administrative regulations. School sponsors of not-for-profit private schools are prohibited from getting income from the operation of the schools, and the balance of running such schools may only be used for the operation of other not-for-profit schools. Furthermore, the remaining assets upon liquidation after repayment of debts of for-profit private schools are permitted to be handled in accordance with the relevant provisions of the PRC Company Law and that of not-for-profit private schools may only be used for the operation of other not-for-profit schools. For-profit private schools are entitled to make their own decisions about collection of fees in accordance with the market situation, while collection of fees for not-for-profit private schools shall be subject to concrete measures to be promulgated by the provincial, autonomous regional or municipal government. In addition, private schools are entitled to preferential tax policies and land policies in accordance with PRC laws, with the emphasis that not-for-profit private schools shall enjoy preferential tax policies and land policies equivalent to those applicable to public schools.

If the school sponsors of private schools established prior to the promulgation date of the Amended Private Education Law choose to register and operate their schools as not-for-profit private schools, they shall cause the school to amend its articles of association in accordance with this law. Furthermore, upon the termination of such not-for-profit private schools, the government authority may grant some compensation or reward to the school sponsors who have made capital contributions to such school from the remaining assets of such schools upon their liquidation and may then use the rest of the assets to the operation of other not-for-profit private schools. If the school sponsors of private schools established prior to the promulgation date of this law choose to register and operate their schools as for-profit private schools, the schools shall go through some procedures including, but not limited to, conducting financial settlement, defining the property right, paying relevant taxes and expenses and applying for renewal of registration, the details of which shall be subject to detailed measures to be promulgated by the provincial, autonomous regional or municipal government.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or State Council Opinions, which require, among other things, access to the operation of private schools and the encouragement of social forces to enter into the education industry. The State Council Opinions also provide that each level of the people’s government shall increase its support to private schools in terms of investment, financial support, autonomous policies, land policies, fee policies, autonomous operation and protection of teachers’ and students’ rights.

Under the Amended Private Education Law, our study centers that operate for profit are required to obtain an educational permit and a business license. We have worked closely with the local authorities in preparing filings and applying for education permits for these study centers. See “Item 3. Key Information—D. Risk Factors—We are subject to governmental policies, licensing and compliance requirements for operating our K-12 after-school education business.”

Implementation Regulations on Classification Registration of Private Schools

According to the Implementation Regulations on Classification Registration of Private Schools, or the Classification Registration Rules which were issued jointly by the MOE, the Ministry of Human Resources and Social Security, the Ministry of Civil Affairs, the State Commission Office of Public Sectors Reform and the State Administration for Industry and Commerce on December 30, 2016, the establishment of private schools is subject to governmental approval. Private schools whose establishment has been approved shall apply for a registration certificate or business license in accordance with the Classification Registration Rules after they have been granted an educational permit by the competent government authorities.

This regulation is applicable to our study centers regardless of whether they were established before or after the promulgation of the Amended Private Education Law. Not-for-profit study centers that meet the requirements under the Interim Administrative Regulations on the Registration of Private Non-enterprise Entities and other relevant regulations shall apply to the civil affairs department for registration as private non-enterprise entities. For-profit study centers, on the other hand, shall apply to the industry and commerce department for registration in accordance with the jurisdictional provisions set out by the relevant laws and regulations.

We may be required to reclassify our study centers that are registered as schools according to the above rules. As of August 31, 2018, 12 of our study centers are registered as schools, among which three are located in Shanghai. We plan to re-register two study centers in Shanghai as for-profit schools in accordance with the local rules published in December 2017, while the other ten study centers may also be required to go through similar re-registration procedures when the relevant local implementation rules are published.

Implementation Regulations for the Supervision and Administration of For-Profit Private Schools

According to the Implementation Regulations for the Supervision and Administration of For-Profit Private Schools, which was issued jointly by the MOE, the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce on December 30, 2016, social organizations or individuals are permitted to operate for-profit kindergartens, high schools, colleges, universities and other higher education institutions, but are prohibited from providing compulsory education. According to the implementation regulations, the social organization or individual operating a for-profit private school shall be in good credit standing and have financial strength appropriate to the level, type and scale of the school.

A for-profit private schools shall establish a board of directors, a board of supervisors, administrative organs and labor unions. It shall implement the financial and accounting policies required by the PRC Company Law and other relevant regulations, and publicize their credit information such as annual report information, license information and administrative penalty through a national information system. The school sponsors of for-profit private schools shall neither withdraw their shares of registered capital nor mortgage the educational and teaching facilities for loans or guarantee. The balance of the school operating profits could only be distributed after the annual financial settlement.

The division, merger, termination and other major changes involving for-profit private schools shall be subject to the approval of the boards of directors of the schools and subject to the approval and registration of the relevant government authorities. We may be required to reclassify our study centers that are registered as schools according to the above rules. See “Item 3. Key Information—D. Risk Factors—Implementation Regulation on Classification Registration of Private Schools.”

Notice on Alleviating After-School Study Burden on Primary and Middle School Students and Imposing Special Administration on After-School Training Institutions

On February 13, 2018, General Office of the Ministry of Education, jointly with three other government authorities, promulgated the Notice on Alleviating After-School Study Burden on Primary and Middle School Students and Imposing Special Administration on After-School Training Institutions, or Alleviating After-School Burden Notice, which came into effect on the same date. Alleviating After-School Burden Notice aims to solve the issue of excessive adequate after-school study burden on primary and middle school students through inspection and rectification of after-school training institutions. Pursuant to the Alleviating After-School Burden Notice, after-school training institutions that are susceptible to potential safety risks are required to immediately suspend business for self-inspection and rectification; after-school training institutions that operate without adequate educational permits and/or business licenses must apply for relevant permits and licenses in accordance with the law. After-school training institutions must file with the local education administration and allow the public to learn about the classes, courses and other information relating to their curriculum. The Alleviating After-School Burden Notice, prohibits, among other things, after-school training institutions from increasing the difficulties of the content of the courses, accelerating the after-school training course content beyond students’ study level, emphasizing exam-oriented teaching methods, or hosting standard grade examinations and competitions among primary and middle school students. After-school training institutions that are not in compliance with the Alleviating After-School Burden Notice must complete all rectification before the end of 2018. See “Item 3. Key Information—D. Risk Factors—We are subject to governmental policies, licensing and compliance requirements for operating our K-12 after-school education business.”

Local Rules in Shanghai

In January 2011, the Standing Committee of the Shanghai People’s Congress promulgated Regulations of Shanghai Municipality on Promotion of Lifelong Education, or Shanghai Lifelong Education Regulations, to formally implement a classification management scheme on private training institutions in Shanghai. Shanghai Lifelong Education Regulations provides different requirements and procedures for establishment of nonprofit training institution and commercial training institutions. Specifically, with respect to establishment, Shanghai Lifelong Education Regulations stipulate that (i) to set up a nonprofit training institutions, the applicants must first apply to the relevant authorities in charge of education or human resources and social welfare for approval and register such institution as a public institution or private non-enterprise institution after obtaining an educational permit in accordance with the relevant regulations of the state, and (ii) to establish a commercial training institution, the applicants must apply with the local counterparts of the SAIC for business registration directly, and the local counterparts of the SAIC must then consult with authorities in charge of education or human resources and social welfare before it decides whether to approve the business registration.

On June 20, 2013, local authorities in Shanghai promulgated regulatory documents to set forth specific rules and procedures on business registration and operation of a commercial training institution, which became effective on July 19, 2013. These rules had an initial term of effectiveness of two years which was further extended to April 30, 2017.

On December 27, 2017, the People’s Government of Shanghai promulgated the Implementation Opinions of Shanghai Municipal People’s Government on Promoting the Healthy Development of Private Education, or Shanghai Implementation Opinions, and the Administration Measures of Shanghai Municipality on Classification of Licensing and Registration of Private Schools, or Shanghai Licensing Measures, both of which took effect on January 1, 2018. Shanghai Implementation Opinions and Shanghai Licensing Measures provide implementation rules for the Amended Private Education Law in Shanghai on several aspects, including the procedures and requirements for approving the establishment, major alteration and termination of private schools, the transitional period for existing private schools and training institutions to gain compliance, and compensation and incentive measures for termination of existing private schools that are registered as private non-enterprise entities.

Shanghai Licensing Measures provide that existing private training institutions must receive a new educational permit issued in accordance with these measures by December 31, 2019. To obtain such an educational permit, the training institutions must take various measures to comply with relevant laws and regulations, including amending their articles of association, improving their corporate governance structure and improving their education conditions. After obtaining the new educational permit, the private training institutions must also complete other relevant procedures as required by Shanghai Licensing Measures. As of August 31, 2018, we have established 88 study centers which are private training institutions in Shanghai. For all of these study centers, we plan to apply for the new educational permit as required by Shanghai Licensing Measures.

Furthermore, Shanghai Licensing Measures also provide the requirements and procedures for new private training institutions to obtain the educational permit. To set up a new study center or private school in Shanghai, we need to follow the procedures in Shanghai Implementation Opinions and Shanghai Licensing Measures, including, but not limited to, applying for pre-approval of the school’s name, acquiring approval of the school’s pre-establishment and formal establishment, obtaining an educational permit issued by the local education bureaus and registering it as a legal entity with local administration for industry and commerce or local civil affairs departments.

Moreover, according to Shanghai Licensing Measures, we, as the sponsors of our private schools in Shanghai registered as private non-enterprise entities before November 7, 2016, must decide whether to register our schools as not-for-profit or for-profit private schools, make relevant changes to the school operations as required by Shanghai Licensing Measures, and submit the application for registration as a not-for-profit or for-profit private school before December 31, 2018. If we choose to register these schools as not-for-profit private schools, we must amend the articles of association and improve the corporate governance structure and internal management system before December 31, 2019. If we choose to register these schools as for-profit private schools, the schools must go through some procedures including, but not limited to, conducting financial settlement, defining the property right, paying relevant taxes and expenses and applying for renewal of registration before the end of 2020. As of August 31, 2018, all of our private schools in Shanghai are established before the enactment of Amended Private Education Law and are registered as private non-enterprise entities. We plan to register two schools as for-profit private schools. For the remaining one school which provides compulsory education, we will register it as a not-for-profit private school as required by the Shanghai Licensing Measures. On December 29, 2017, Shanghai Municipal Education Commission, Shanghai Administration for Industry and Commerce, Shanghai Municipal Human Resources and Social Security Bureau and Shanghai Civil Affairs Bureau jointly issued the Standards of the Establishment of Private Training Institutions in Shanghai Municipality, or the Shanghai Standards, the Administration Measures of Shanghai Municipality on For-profit Private Training Institutions, or Shanghai For-profit Institutions Measures, and the Administration Measures of Shanghai Municipality on Not-for-profit Private Training Institutions. We plan to open new study centers as for-profit entities, which will be subject to the Shanghai Standards and the Shanghai For-profit Institutions Measures.

The Shanghai Standards and Shanghai For-profit Institutions Measures provide specific and stringent standards and requirements on the sponsors, name, articles of association, organizational structure, management system, teachers, investment, operation sites, facilities and equipment, training programs, teaching materials and sites of study centers, for example, among others:

•                  Teachers.  Private training institutions must have structurally reasonable and adequate full-time and part-time teaching staff tailored to the training programs and course scales; teachers for school entrance exam courses and the relevant extended trainings must hold the corresponding qualifications; private training institutions must not employ or compensate a teacher who is concurrently employed by a primary or middle school;

•                  Operation Sites.  Residential buildings must not be used as operation sites and the term of lease shall not be less than two years since the application for the educational permit; the area coverage of the operation sites and for education uses shall meet certain specific requirements;

•                  Competition.  Private training institutions must not host competitions among primary school students in connection with school entrance exam and the relevant extended trainings subject to limited exceptions; and

•                  Courses.  Private training institutions providing school entrance exam courses and the relevant extended trainings to primary and middle school students must not increase the burdens of the students, enhance the difficulties of the content of the courses or accelerate the teaching progress inappropriately. Specially, the last class held for primary and middle school students must not pass 8:30 p.m.

We believe we comply with the standards and requirements provided in the Shanghai Standards and Shanghai For-profit Institutions Measures in all material aspects. However, we must modify certain aspects of our business operations in accordance with Shanghai Standards and Shanghai For-profit Institutions Measures. Although we require our full-time and part-time teachers not to teach in other institutions while they are employed by us, we are not able to monitor their activities outside their working time with us and therefore cannot assure you that our teachers have always complied or will comply with such requirement. If any of our teachers works concurrently at other institutions, we may not be able to identify such non-compliances on a timely basis or at all, which may cause us to violate these new rules. Moreover, certain of our teachers are not fully compliant with the teacher qualification requirements under the new rules. These teachers may not be able to deliver any school entrance exam courses for compulsory education and may need to receive extended trainings before they obtain the requisite qualifications. In addition, since the new rules prohibit any courses for primary and middle school students past 8:30 p.m., some of our classes may need to be re-scheduled. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—We are subject to governmental policies, licensing and compliance requirements for operating our K-12 after-school education business.”

Consistent with Shanghai Licensing Measures, Shanghai For-profit Institutions Measures provide a transitional period till December 31, 2019 for existing private training institutions to achieve full compliance with the standards and requirements and obtain the educational permits.

Opinions of the General Office of the State Council on Regulating the Development of After-School Tutoring Institutions

On August 6, 2018, the General Office of the State Council promulgated the After-School Tutoring Institutions Opinions, which came into effect on the same date. The After-School Tutoring Institutions Opinions places further emphasis on alleviation of after-school burden on primary and middle school students and puts forward further requirements to promote the normative development of after-school tutoring institutions. In particular, the opinions provide that rules in respect of financing and asset management promulgated by the state shall be strictly implemented, fee collection period shall be coordinated with the relevant teaching arrangements, and fees for a period spanning more than three months shall not be collected by after-school tutoring institutions at one time. Tutoring venues of after-school tutoring institutions shall meet safety conditions, and the average area per student during the same tutoring period shall be no less than three square meters, so as to ensure easy evacuation. In addition, after-school tutoring institutions shall maintain relatively stable faculty members and shall not engage in-service middle and primary school teachers. Persons engaged in tutoring services shall have obtained corresponding teaching qualifications for relevant subjects. Moreover, when an after-school tutoring institution listed overseas discloses, among others, (i) its periodic reports, or (ii) its interim reports which contain information that would have a material adverse impact on its business operations, it shall concurrently disclose to the domestic public such information in Chinese on the company’s website (or in the absence of such website, on the securities information disclosure platform).

The After-School Tutoring Institutions Opinions are relatively new and there remain uncertainties in respect of their interpretation and implementation. Some local authorities have promulgated rules to further implement the After-School Tutoring Institutions Opinions and strengthened supervision and administration on after-school tutoring institutions. We are working closely with the local authorities to make sure that we are and will be in compliance with the After-School Tutoring Institutions Opinions in all material aspects.

Interim Measures for the Management of the Collection of Private Education Fees

The Interim Measures for the Management of the Collection of Private Education Fees were promulgated by the NDRC, the MOE and the Ministry of Labor and Social Security (currently known as the Ministry of Human Resources and Social Security) in 2005. According to these measures and the Implementation Rules for the Law for Promoting Private Education, the types and amounts of fees charged by a private school providing academic qualifications education shall be examined by education authorities or labor and social welfare authorities and approved by the governmental pricing authority. A private school that provides nonacademic qualifications education shall file its pricing information with the governmental pricing authority and publicly disclose such information.

On October 12, 2015, the State Council and the Central Committee of the Communist Party of China jointly issued Certain Opinions of the Central Committee of the Communist Party of China and the State Council on Promoting the Price Mechanism Reform, which allows for-profit private schools to set their tuition fees on their own, while the tuition-collecting policies of not-for-profit private schools shall be determined by the provincial governments in a market-oriented manner, taking into account local circumstances.

Subject to these applicable regulatory requirements, we generally determine tuition based on the demand for our education services, the cost of our services, and the tuition and price charged by our competitors.

Regulations on Food Safety of Schools

Pursuant to the Food Safety Law of the PRC, which was amended on April 24, 2015 and became effective on October 1, 2015, schools should only order meals from off-site providers that have obtained the relevant food production licenses and should conduct regular inspections of the meals provided.

In accordance with the Regulation on Hygiene Administration of School Canteens and Collective Provision of Meals for Students, which was promulgated in 2002 and amended in December 2010, hygiene administration of school canteens and collective provision of meals for students should take precautions and follow the hygiene-related policies and instructions of relevant hygiene and education authorities. As of August 31, 2018, none of our study centers that are registered as schools have school canteens for provision of meals to students.

Regulations on Franchise Businesses

On February 6, 2007, the State Council promulgated the Regulation on the Administration of Commercial Franchises, which became effective on May 1, 2007. This regulation requires that any enterprise engaging in trans-provincial franchise business shall register with the Ministry of Commerce, or the MOFCOM, and any enterprise engaging in franchise business within one province shall register with the provincial counterpart of the MOFCOM. On April 30, 2007, the MOFCOM promulgated the Administrative Measures for the Filing of Commercial Franchises, which was amended in 2011 and sets forth in detail the procedures and documents required for such filing, including, among other things, the franchise agreement entered into with the franchisee, the franchise market plan and trademarks and patents relating to the franchise. We are required to file the status of all franchise with the Ministry of Commerce system on a yearly basis, the failure of which may subject us to an order of rectification and a fine up to RMB50,000. We have filed all franchise agreements as of December 31, 2017 in accordance with the applicable laws and regulations and as required by the MOFCOM. See “Item 3. Key Information—D. Risk Factors—We face risks associated with our franchise study centers.”

Legal Regulations Over Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC (amended in 2010), copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Trademark

Pursuant to the Trademark Law of the PRC (amended in 2013), the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Patent

Pursuant to the Patent Law of the PRC (amended in 2008), after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Where the infringement of patent is decided, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Domain Name

Pursuant to the Measures for the Administration of Internet Domain Names of China promulgated on November 5, 2004 and became effective on December 20, 2004, or the 2004 Domain Names Measures, and the Measures for the Administration of Internet Domain names which was promulgated on August 24, 2017 and will come into effect on November 1, 2017 to replace the 2004 Domain Names Measures, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the Internet and corresponds to the Internet protocol (IP) address of that computer. And the principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it. Any organization or individual may file an application for settlement with the domain names dispute resolution institution or file a lawsuit in the people’s court in accordance with the law, if such organization or individual consider its/his legal rights and interests to be infringed by domain names registered or used by others.

Legal Regulations Over Labor Protection in the PRC

According to the Labor Law of the PRC which was promulgated by the NPC Standing Committee on July 5, 1994, came into effect on January 1, 1995, and was amended on August 27, 2009, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law of the PRC, which was promulgated by the NPC Standing Committee on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day, regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated by the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Contract Law and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the effective date of the Labor Contract Law.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010, and became effective on July 1, 2011, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, which was promulgated by the Ministry of Human Resources and Social Security on September 6, 2011, and became effective on October 15, 2011, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and other relevant regulations and rules.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated and became effective on April 3, 1999, and was amended on March 24, 2002, housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Legal Regulations Over Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated on March 16, 2007 and was amended on February 24, 2017. The PRC Enterprise Income Tax Law applies a uniform 25 percent enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25 percent enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which entities that have direct obligation to make certain payments to a nonresident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provide that, in case of an equity transfer between two non-resident enterprises occurring outside China, which is indirectly related to the transfer of equity interests of a PRC resident enterprise, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the Ministry of Finance, or MOF, and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. On February 28, 2011, the SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or SAT Circular 24, which became effective on April 1, 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

On February 3, 2015, the SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interests in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. SAT Circular 37, which took effect on December 1, 2017, superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under these circulars and we may be required to expend valuable resources to ensure compliance or to establish that we should not be held liable for any obligations under these circulars.

According to Notice of the Ministry of Finance and the State Administration of Taxation on Tax Policies Relating to Education, or Circular 39, schools are not required to pay enterprise income tax on fees they have collected upon approval and have incorporated under the fiscal budget management or the special account management of the funds outside the fiscal budget. Schools are not required to pay enterprise income tax on the financial allocations they have received and special subsidies they have obtained from their administrative departments or institutions at higher levels.

Business Tax

According to the Provisional Regulations on Business Tax, which was amended on November 10, 2008, and became effective on January 1, 2009, and the Detailed Implementing Rules on the Provisional Regulations on Business Tax, which was amended on October 28, 2011, business tax is imposed on income derived from the furnishing of specified services and transferring of immovable property or intangible property at rates ranging from 3 percent to 20 percent, depending on the activity.

According to Circular 39, Notice of the Ministry of Finance and the State Administration of Taxation on Issues Concerning Strengthening the Administration over the Collection of Business Tax on Educational Services, or Circular 3, and the Provisional Regulations of the PRC on Business Tax, nursing services provided by nurseries, kindergartens and educational services provided by schools and other education institutions shall be exempt from business tax.

Other Tax Exemptions

According to Circular 39 and Circular 3, the real properties and land used by schools, nurseries and kindergartens established by enterprises shall be exempt from house property tax and urban land use tax. Schools expropriating arable land upon approval shall be exempt from arable land use tax. Schools and educational institutions established by any enterprises, government affiliated institutions, social groups or other social organizations or individuals and citizens with non-state fiscal funds for education and open to the public upon the approval of the administrative department for education or for labor of the relevant people’s government at the county level or above which has also issued the relevant school running license, shall be exempted from deed tax on their ownership of land and houses used for teaching activities.

Value-Added Tax

According to the Temporary Regulations on Value-added Tax, which was amended on February 6, 2016, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17 percent shall be levied on general taxpayers selling or importing various goods; the tax rate of 17 percent shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be nil, unless otherwise stipulated.

Furthermore, according to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, which was promulgated by the MOF and the SAT on November 16, 2011, the State began to launch taxation reforms in a gradual manner in January 1, 2012, whereby the collection of value-added tax in lieu of business tax items was implemented on a trial basis in regions showing significant radiating effects in economic development and providing outstanding reform examples, beginning with production service industries such as transportation and certain modern service industries.

In accordance with a SAT circular that took effect on May 1, 2016, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner starting from May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. Payments for transactions that take place within the PRC must be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Dividend Distribution

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10 percent of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50 percent of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or Circular 37, issued by SAFE and effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information (including change of such PRC resident’s name and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. All of our shareholders who, to our knowledge, are subject to the above SAFE regulations have completed the necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which came into effect on June 1, 2015. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

Pursuant to the NDRC Circular on Promoting the Reform of the Administration on the Filing and Registration System for Foreign Debts Issued by Enterprises promulgated by the NDRC on September 14, 2015, which came into effect on the same date, enterprises domiciled within the PRC and their controlling subsidiaries or branches should file and register with the NDRC prior to issuance of foreign debts, including without limitation medium-term and long-term international commercial loans, and report relevant information on the issuance of the foreign debts to the NDRC within ten working days after the completion of the issuance.

On January 11, 2017, the People’s Bank of China, or PBOC, promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financings. Under such mechanism, a company may carry out cross-border financings in Renminbi or foreign currencies at their own discretion. The total cross-border financings of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, foreign-invested enterprises may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for foreign-invested enterprises will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. See “Item 3. Key Information—D. Risk Factors—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

In addition, the State Administration for Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

M&A Rule and Overseas Listing

Under the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, were jointly adopted by six PRC regulatory authorities, including CSRC, on August 8, 2006, and became effective as of September 8, 2006, and were later amended on June 22, 2009, a foreign investor is required to obtain necessary approvals when (i) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into a foreign-invested enterprise, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into a foreign-invested enterprise; or (ii) a foreign investor establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. According to the M&A Rule, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it/him, acquires a domestic company which is related to or connected with it/him, approval from MOFCOM is required.

C.                                    Organizational Structure

The chart below summarizes our corporate legal structure and identifies our significant subsidiaries and other entities that are material to our business as of the date of this annual report:

Notes:

(1)         Mr. Xi Zhang and his wholly owned company collectively and directly hold 100% equity interests in Shanghai OneSmart.

(2)         Mr. Xi Zhang and his wholly owned company collectively and directly hold 100% equity interests in Rui Si.

(3)         Including East Shanghai Foreign Language School, a domestic school for compulsory education, in which we hold an 80% equity interests.

(4)         Including six subsidiaries in which we have a majority interest and 13 subsidiaries in which we have 100% equity interests.

(5)         Including 24 subsidiaries in which we have a majority interest in and 20 subsidiaries in which we have 100% equity interests.

(6)         Including nine subsidiaries in which we have a majority interest and five subsidiaries in which we have 100% equity interests.

Contractual Arrangements with Shanghai OneSmart and Rui Si

The following is a summary of the contractual arrangements with Shanghai OneSmart and Rui Si.

Agreements that provide us with effective control over Shanghai OneSmart and Rui Si

Shareholders’ Voting Rights Agreement. On September 17, 2017, the shareholders of Shanghai OneSmart, Shanghai OneSmart and the WFOE entered into a shareholders’ voting rights agreement. Pursuant to the shareholders’ voting rights agreement, each such shareholder irrevocably authorized the WFOE or any person(s) designated by the WFOE to exercise such shareholder’s rights in Shanghai OneSmart, including without limitation, the power to participate in and vote at shareholder’s meetings and execute shareholders’ resolutions, the power to sell or transfer such shareholder’s equity interests in Shanghai OneSmart, the power to nominate and appoint the directors, senior management, and other shareholders’ voting rights permitted by the Articles of Association of Shanghai OneSmart. The shareholders’ voting rights agreement will remain in force and irrevocable, unless all parties mutually agree in writing to terminate or the WFOE decides to terminate upon breach of contract by Shanghai OneSmart or its shareholders.

On November 1, 2017, the shareholders of Rui Si entered into a shareholders’ voting rights agreement with Rui Si and the WFOE. The shareholders’ voting rights agreement contain terms substantially similar to the shareholders’ voting rights agreement entered into by the shareholders of Shanghai OneSmart described above.

Loan Agreement.  On September 17, 2017, the shareholders of Shanghai OneSmart and the WFOE entered into a loan agreement. Pursuant to the loan agreement, the WFOE will provide loan to the shareholders of Shanghai OneSmart for the purpose of corporate operation of Shanghai OneSmart or other legitimate use permitted by the WFOE. The shareholders of Shanghai OneSmart should pledge their equity interests in Shanghai OneSmart and enter into an equity pledge agreement to secure such loan and other obligations. The WFOE undertakes that it will provide unconditional financial support to Shanghai OneSmart pursuant to the terms of the loan agreement and irrevocably agrees to forgive the loan if Shanghai OneSmart is not able to repay the loan. Unless the WFOE terminates this agreement in advance pursuant to the terms and conditions contained therein, this agreement will remain effective for ten years and will automatically and continuously renew for another ten years upon expiration. In addition, to the extent as permitted by applicable laws, we agree to provide unlimited financial support for VIE’s operation.

Pursuant to the loan agreement dated November 1, 2017 between the WFOE and the shareholders of Rui Si, the WFOE will make loans to the shareholders of Rui Si. The loan agreement contains terms substantially similar to the loan agreement entered into by the shareholders of Shanghai OneSmart described above.

Equity Pledge Agreement.  On September 17, 2017, the WFOE, Shanghai OneSmart and its shareholders entered into an equity pledge agreement. Pursuant to the equity pledge agreement, those shareholders should pledge 100% equity interests in Shanghai OneSmart to the WFOE to guarantee the performance by Shanghai OneSmart and its shareholders of their obligations under the loan agreement, the exclusive purchase right agreement, the exclusive technology and consultation service agreement, the shareholders’ voting rights agreement and this agreement as well as the payment of the loan, service fee, their respective interests and any loss incurred by events of default defined therein. If events of default defined therein occurs, upon giving written notice to Shanghai OneSmart, the WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Shanghai OneSmart and priority in receiving the proceeds from such disposal. Those shareholders agrees that, without WFOE’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We have completed registering the equity pledge with the relevant office of Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

On November 1, 2017, the WFOE, Rui Si and the shareholders of Rui Si entered into an equity pledge agreement. The equity pledge agreement contain terms substantially similar to the equity pledge agreement relating to Shanghai OneSmart described above. We have completed registering the equity pledge with the relevant office of Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Agreement that allows us to receive economic benefits from Shanghai OneSmart and Rui Si

Exclusive Technology and Consultation Service Agreement.  On September 17, 2017, the WFOE and Shanghai OneSmart entered into an exclusive technology consultation service agreement. Pursuant to the exclusive technology and consultation service agreement, the WFOE or its designated person has the exclusive right to provide Shanghai OneSmart with technology consultation and other services. Without prior written consent of the WFOE, Shanghai OneSmart may not accept any services subject to this agreement from any third party. The WFOE has the right to determine the service fee to be charged to Shanghai OneSmart under this agreement by considering, among other things, the operation status and development demands of Shanghai OneSmart and the actual technology consultation and services provided. The WFOE will have the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. To guarantee Shanghai OneSmart’s performance of this agreement, upon request from the WFOE, Shanghai OneSmart shall pledge or mortgage all of its accounts receivable and/or all of its other assets to the WFOE. Unless the WFOE terminates this agreement or this agreement is terminated according to applicable laws, this agreement will remain effective.

The WFOE and Rui Si entered into an exclusive technology and consultation service agreement on November 1, 2017. The exclusive technology and consultation service agreement contains terms substantially similar to the exclusive technology and consultation service agreement relating to Shanghai OneSmart described above.

Agreement that provides us with the option to purchase the equity interests in Shanghai OneSmart and Rui Si

Exclusive Purchase Right Agreement.  On September 17, 2017, the WFOE, Shanghai OneSmart and its shareholders entered into an exclusive purchase right agreement. Pursuant to the exclusive purchase right agreement, the shareholders of Shanghai OneSmart irrevocably and unconditionally granted the WFOE or any third party designated by the WFOE an exclusive option to purchase all or part of the equity interests or assets of Shanghai OneSmart at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that, without prior written consent of the WFOE, they will neither create, except for the rights set forth in the equity pledge agreement and shareholders’ voting rights agreement, any pledge or encumbrance on their equity interests of Shanghai OneSmart, nor approve any transfer or disposal of their equity interests or assets to any person other than the WFOE or its designated third party. Without the WFOE’s prior written consent, those shareholders agree not to cause Shanghai OneSmart, among other things to merge with any other entities, distribute dividends, amend its articles of association, terminate any material contract, or terminate any current business operation. This agreement will remain effective until all the equity interests and assets are duly transferred to the WFOE or its designated third party.

On November 1, 2017, the WFOE, Rui Si and the shareholders of Rui Si entered into an exclusive purchase right agreement. The exclusive purchase right agreement contains terms substantially similar to the exclusive purchase right agreement relating to Shanghai OneSmart described above.

In the opinion of King & Wood Mallesons, our PRC counsel:

•                  the ownership structures of the WFOE, Shanghai OneSmart and Rui Si are not in violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements among the WFOE, Shanghai OneSmart and Rui Si, and the shareholders of Shanghai OneSmart and Rui Si governed by PRC laws are valid, binding and enforceable under PRC laws, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “de facto control” in determining whether a company is considered an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our education business do not comply with PRC government restrictions on foreign investment, we may be required to unwind such agreements and/or dispose of such business. See “Item 3. Key Information—D. Risk Factors—If the PRC government finds that the agreements that establish the structure for our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.                                    Property, Plant and Equipment

Our headquarters is located in Shanghai, China. As of August 31, 2018, we had study centers in Shanghai and 42 other cities in China. We lease our headquarters, which occupies approximately 22,453 square feet under a lease which expires in September 2021. We also lease all of our study centers and service centers, which occupy an aggregate of approximately 225,180 square meters in 43 cities in China. The majority of lease agreements for our Shanghai leaning centers have durations of 5 years. For most of our study centers, we pay annual rental fees. The rental payments for our study centers are either set at a fixed rate during the entire rental period or increased every other year based on a preset rate. We plan to secure additional sites for study centers to carry out our future expansion generally through leases rather than purchases. For more details, see “Item 4. Information on the Company—B. Business Overview—Our Study Centers.”

ITEM 4A.                                       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report on Form 20-F. See “Forward-Looking Statements.”

A.                                    Operating Results

Overview

We are a leading diversified premium K-12 after-school education service provider in China. We have built a comprehensive K-12 after-school education platform that encompasses our OneSmart VIP business, HappyMath (primarily young children mathematics training services) and FasTrack English (young children English training services).

Our services mainly feature premium K-12 after-school education programs that target students from affluent families and mass affluent families. We generate our revenue primarily from tuition fees from our premium tutoring services for exam preparation under the brand of “OneSmart VIP,” premium young children education services under the brand of “HappyMath” and “FasTrack English,” as well as other language and culture programs forming a part of our OneSmart VIP business. As of August 31, 2018, we operated a nationwide network of 315 study centers across 43 cities in China. Our average monthly enrollments for the fiscal years ended August 31, 2016, 2017 and 2018 were 56,019, 76,841 and 112,145, respectively. The total number of class units consumed in the fiscal years ended August 31, 2016, 2017 and 2018 were 8,554,178, 11,212,190 and 15,497,057, respectively. We have experienced substantial revenue growth historically. Our net revenues increased from RMB1.5 billion to RMB2.1 billion, and to RMB2.9 billion (US$419.1 million) in the fiscal years of 2016, 2017 and 2018, respectively. We recorded net income of RMB186.8 million RMB243.3 million, and RMB214.5 million (US$31.4 million) in the fiscal years of 2016, 2017 and 2018, respectively.

Factors Affecting Our Results of Operations

Our business and operating results are affected by factors affecting China’s K-12 after-school education services industry generally. We have benefited from the rapid economic growth, significant urbanization and higher per capita disposable income of urban households in China, which has allowed many Chinese parents to spend more on their children’s education. We anticipate that the demand for customized K-12 after-school education services will continue to grow.

We also expect to benefit from the positive effect of China’s new population policies. In recent years, China has started to relax its “One-child Policy” and each family can choose to have two children starting in 2015. We expect this change in policy will drive the growth of the K-12 student population and in turn the demand for after-school education services.

At the same time, our results are subject to changes and uncertainties in the regulatory regime applicable to the education industry in China. The PRC government regulates various aspects of our business and operations, including the qualification and licensing requirements for entities that provide education services, standards for the operations of study centers and foreign investments in the education industry. See “Item 3. Key Information - D. Risk Factors” and “Item 4. Information on The Company - B. Business Overview - Regulations - Regulations on Private Education in the PRC” for more information.

While our business is influenced by factors affecting the K-12 after-school education services industry in China generally, we believe our results of operations are more directly affected by company-specific factors, including the following major factors:

Student Enrollment

Our revenues are primarily generated from tuition fees from students enrolled in our education programs, which is directly driven by the number of student enrollments. The growth of our enrollments in turn is affected by a mix of factors including the number of our study centers, the number and variety of our programs and service offerings and our reputation.

In recent years, growth in student enrollment has been, to a substantial extent, driven by the ramp up of our existing study centers and the expansion of our service network. The number of study centers within our nationwide network has grown from 150 as of August 31, 2016, to 315 as of August 31, 2018, covering 43 cities throughout China. We plan to open additional study centers in these existing cities and explore opportunities to open study centers in other targeted geographic markets in China in order to continue to attract new student enrollments.

In addition, our portfolio of program offerings is also an important driving force for student enrollments. We established our trusted brand through our premium tutoring services covering all key academic subjects taught in public schools at levels between the fourth grade in primary school and the twelfth grade in high school of the K-12 system in China. We subsequently added premium young children education services focusing on interest cultivation and early development, through which, we have successfully extended our services to younger children in kindergarten and primary schools. Throughout years of rapid growth, HappyMath has become one of the most renowned education brands in the young children mathematics tutoring market in China. Language and culture programs covering English language tutoring, overseas test preparation services and overseas study tours further complement our offerings to address the diversified education needs of the students. By acquiring “FasTrack English,” we have been successfully expanding our service offering into premium young children English tutoring. In the first half of fiscal year 2018, we expanded further into the online education space under the brand of “OneSmart Online” and launched our “OneSmart Class” program to address growing market needs. Our portfolio of program offerings helps us to retain our existing students and attract new students and provides us with greater cross-selling opportunities.

Ability to Increase Revenue per Student

We primarily charge students based on the fee rate per class unit and the total number of class units taken by students. Our results of operations are affected by our ability to increase revenue per student, which is primarily affected by the pricing of our education programs and the class unit consumption speed of our students:

•                  Pricing.  Our ability to maintain and increase the pricing of our education programs is an important factor that affects our revenue. We determine the fee rate per class unit for our classes based on a number of factors, primarily the type of education programs with different class formats and sizes, overall demand for our program offerings, cost of our services, the geographic markets where the programs are offered, and the fees charged by our competitors for the same or similar programs. We have been able to command premium pricing for the education programs that we offer as a result of our quality service, excellent track record and leading market position. We managed to maintain our average fee rate per class unit for our premium tutoring services and premium young children education services at RMB192.9 and RMB136.7 in the fiscal year of 2017, respectively, and at RMB195.1 and RMB134.0 in the fiscal year of 2018. Under favorable conditions and supply situation in the K-12 after-school education market, we may seek to further raise the fee rate of our education programs gradually.

•                  Class Unit Consumption.  After a student signs the service contract for after-school education programs and purchases a fixed amount of class units, he or she will be deemed to have enrolled with us. The pre-paid class units are consumed when the student takes classes and tuition revenue is recognized proportionally as the classes are delivered. Our ability to encourage our students to consume class units more frequently, directly affects our recognized revenue, and this ability is highly dependent upon the number and varieties of our programs and service offerings and our cross-selling efforts. Refunds for any remaining unconsumed class units do not affect our reported revenue as the tuition fees for refunded class units have not yet been recognized as revenue, but may have an adverse effect on our cash flow for the periods in which a significant amount of refunds are made. In general, with our approval, the student may use the unconsumed class units on certain programs or subjects that are different from the ones originally registered for at the time of purchase.

Operating Efficiency

Our ability to manage operating costs and expenses directly affects our profitability.

Our cost of revenues primarily consists of compensation to our teachers and study advisors and the rental costs associated with the headcounts of the teachers and study advisors. We offer competitive compensation to our teachers in order to attract and retain these talents. The number of our teachers increased from 3,473 as of August 31, 2016 to 4,457 as of August 31, 2017 and further to 6,057 as of August 31, 2018, in line with the expansion of our study centers and program offerings. As a result, compensation to our teachers and the associated rental payments increased in absolute amounts during the same periods. Costs related to our teachers and study advisors have a direct impact on our gross margin. Our ability to drive the productivity of our teachers and study advisors affects our profitability. The ratio of the number of our students to the number of our teachers and study advisors for a mix of program offerings has an impact on our margins, with higher student-to-teacher ratios generally representing higher margins. In general, our premium young children programs are conducted in larger classes, and therefore typically yield higher gross margin.

Our operating expenses consist of sales and marketing expenses, and general and administrative expenses. Due to the increasing economies of scale that we have experienced with our expansion, our operating expenses as a percentage of net revenues decrease from 36.9% for the fiscal year 2016 to 36.5% for the fiscal year 2017 and increase to 42.6% for the fiscal year 2018.

Our planned expansion of study center network and program offerings may result in substantial demands on our management, operational, technological, financial and other resources. To manage and support our growth, we must enhance our operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel at each individual study center as well as other administrative and sales and marketing personnel, particularly as we grow outside of our existing markets. If we cannot achieve these operational improvements, our financial condition and results of operations may be materially adversely affected.

Seasonality

Our results of operations are also affected by seasonal factors. Our revenues are typically relatively higher in the third and fourth fiscal quarters, because our study centers generally have the largest numbers of enrollments and class units delivered for our premium programs in these quarters, when most primary and secondary school students prepare for their final exams in the spring semester and, particularly, when ninth- and twelfth-grade students are about to take high school and college entrance exams in China. On the other hand, our costs and expenses are generally not significantly affected by seasonal factors, as a significant portion of such costs and expenses are fixed throughout a fiscal year. We expect this seasonal pattern of our results of operations to continue, although the impact of seasonal factors may not be as prominent in all periods as other factors due to our rapid business expansion.

Key Components of Results of Operations

Net Revenues

We currently derive substantially all of our net revenues from tuition for OneSmart VIP business (including our premium tutoring programs for exam preparation and other language and culture programs), HappyMath programs and FasTrack English programs, which collectively accounted for 100.0%, 99.7% and 99.5% of the total revenues, for the fiscal years ended August 31, 2016, 2017 and 2018, respectively.

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended August 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
OneSmart VIP business	1,415,952	92.6	1,839,724	89.4	2,416,217	353,765	84.4
HappyMath	112,667	7.4	212,104	10.3	359,199	52,591	12.6
FasTrack English	—	—	—	—	72,961	10,682	2.5
Other	—	—	5,729	0.3	14,315	2,097	0.5
Total net revenues	1,528,619	100.0	2,057,557	100.0	2,862,692	419,135	100.0

We collect tuition fees in advance of commencement of our service, which we initially record as prepayments and revenues are recognized proportionately as classes are delivered. Our net revenues from OneSmart VIP business and FasTrack English also include franchise fees we collected from certain institutions with whom we operate our program offerings through franchise arrangements. For each of the fiscal years ended August 31, 2016, 2017 and 2018, net revenues from all the franchise fees contributed to an immaterial portion of our total net revenues, respectively. As of August 31, 2018, there were 76 franchise study centers. To optimize our geographic penetration and expansion in an asset light way, we may selectively enter into more franchise arrangements with third-party operators.

We also generate other revenues from the tuitions generated by East Shanghai Foreign Language School, a domestic school for compulsory education in which we hold 80% equity interests.

Cost of Revenues

Our cost of revenues primarily includes (i) compensation to teachers and study advisors, including salaries, performance-based bonus and other benefits, (ii) rental cost related to the teaching and service functions, and to a lesser extent, (iii) depreciation and amortization in relation to renovation costs of our study centers, and (iv) other costs, mainly including office supplies for the teaching activities. As we further expand our study centers, we expect our total cost of revenues to grow in tandem with our expansions as we open more study centers and program offerings and expand the number of our teachers and study advisors. The table below sets forth a breakdown of our cost of revenues for the periods indicated, both in absolute amount and as a percentage of our revenues:

	Year Ended August 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Staff costs	(483,997)	(31.7)	(639,220)	(31.1)	(874,543)	(128,044)	(30.5)
Rental costs	(127,164)	(8.3)	(186,562)	(9.1)	(283,970)	(41,577)	(9.9)
Depreciation and amortization	(44,627)	(2.9)	(53,206)	(2.6)	(85,575)	(12,529)	(3.0)
Other costs	(74,149)	(4.9)	(123,278)	(5.9)	(169,002)	(24,745)	(6.0)
Total cost of revenues	(729,937)	(47.8)	(1,002,266)	(48.7)	(1,413,090)	(206,895)	(49.4)

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of (i) compensation to selling personnel, including the salaries, performance-based bonus and share-based and other benefits, (ii) advertising, marketing and brand promotion expenses, (iii) rental costs for the leases related to the sales and marketing function, and to a lesser extent, (iv) office supplies in relation to the selling and marketing activities. Our selling and marketing expenses as a percentage of revenues were 17.1%, 17.9% and 20.6%, for the fiscal years of 2016, 2017 and 2018, respectively. Our selling and marketing expenses as a percentage of revenues increased from 2016 to 2018 as a result of our increased marketing efforts for business expansion, especially for the marketing and advertising in the cities we newly entered into. We expect that our selling and marketing expenses will continue to increase in absolute amounts as we continue to market our brands and services and expand into new geographic regions.

General and Administrative Expenses

Our general and administrative expenses mainly consist of (i) compensation to our study center directors, management at our headquarters, administrative and R&D personnel, including base salaries, performance-based bonuses and share-based and other benefits, and (ii) professional service expense. We expect that our general and administrative expenses will increase in absolute amounts in the foreseeable future as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations, in particular in connection with our technology development and online education initiatives and other new program offerings, the enhancement of our internal controls and the provisions of share-based compensation and as well as other expenses for becoming and being a public company.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our revenues, for the periods presented.

	Year Ended August 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling and marketing expenses	(261,330)	(17.1)	(369,221)	(17.9)	(590,589)	(86,470)	(20.6)
General and administrative expenses	(303,270)	(19.8)	(381,332)	(18.6)	(629,596)	(92,181)	(22.0)
Total operating expenses	(564,600)	(36.9)	(750,553)	(36.5)	(1,220,185)	(178,651)	(42.6)

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

OneSmart BVI, our wholly-owned subsidiary incorporated in the British Virgin Islands, is not subject to tax on income or capital gains in the British Virgin Islands. In addition, upon payments of dividends by OneSmart BVI to us, no British Virgin Islands withholding tax will be imposed.

Hong Kong

OneSmart HK, our wholly-owned subsidiary in Hong Kong, is subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made as it has no assessable income.

PRC

Generally, our PRC subsidiaries, our VIEs and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. In accordance with the PRC Enterprise Income Tax Law, dividends, which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding income tax.

Our PRC subsidiaries and VIEs are subject to value added tax, or VAT, at a rate of 3% to 6%. We are also subject to surcharges on VAT payments in accordance with PRC laws.

Dividends paid by our wholly foreign-owned subsidiary in China to our holding company will be subject to a withholding tax at the rate of 10%. We do not plan to declare and pay dividends in the foreseeable future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included with this annual report.

Consolidation of variable interest entities

Our consolidated financial statements include the financial statements of our holding company, our subsidiaries and our VIEs and its subsidiaries. All significant inter-company transactions and balances between us, our subsidiaries and our VIEs and its subsidiaries and schools are eliminated upon consolidation.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. In addition, foreign investment in private institutions providing compulsory education are prohibited and foreign investment in private institutions providing pre-school, high school or higher education are restricted to Sino-foreign cooperation with the Chinese side playing the major role. Our offshore holding companies are not educational institutions and do not provide educational services outside China. To comply with PRC laws and regulations, we conduct all of our business in China through our VIEs. In addition, our VIEs and its subsidiaries hold leases and other assets necessary to operate our study centers, and generate substantially all of our revenues. Despite the lack of technical majority ownership, we have effective control of our VIEs through a series of contractual arrangements, and a parent-subsidiary relationship exists between us and our VIEs. The equity interests of our VIEs are legally held by PRC individuals, or the nominee shareholders. Through the contractual arrangements, the nominee shareholders of our VIEs effectively assigned all their voting rights underlying their equity interests in our VIEs to us, and therefore, we have the power to direct the activities of our VIEs that most significantly impact its economic performance. We also have the right to receive economic benefits and the obligations to absorb losses from our VIEs that potentially could be significant to our VIEs. Based on the above, we consolidate our VIEs in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

For more information on consolidation of our VIEs, see Note 1 to our audited consolidated financial statements appearing elsewhere in this annual report.

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or service has occurred, the selling price is fixed or determinable and collection is reasonably assured. Our business is subject to business tax, VAT and tax surcharges assessed by governmental authorities. Pursuant to ASC 605-45,  Revenue Recognition—Principal Agent Considerations, we elected to present business tax, VAT and tax surcharges as a reduction of revenues on the consolidated statements of income. Payments received before all of the relevant criteria for revenue recognition are satisfied are included in “Prepayment from customers.”

The primary sources of our revenues are as follows:

The revenues are primarily generated from the tuition fees for OneSmart VIP business, HappyMath and FasTrack English. Tuition revenue is generally collected in full, in advance of the commencement of tutoring sessions, and is initially recorded as prepayments from customers. Tuition revenue is recognized proportionately as the tutoring sessions, including free sessions, are delivered.

According to our policy, we refund tuition fees for any remaining undelivered tutoring sessions to students who withdraw from contracts. The refunds are recorded as reductions of the related tutoring session tuition received in advance that have no impact on recognized revenue.

Franchise revenues include initial franchise fees, which are non-refundable and we recognize as revenue when substantially all services or conditions relating to the initial franchise fees have been performed and we have fulfilled all commitments and obligations (generally, when a franchisee commences its operations under the OneSmart or FasTrack brand). We also receive recurring franchise fees from our franchisees, which include a fixed percentage of the franchisees’ tutoring session tuition. The recurring franchise fees are recognized as franchise revenues as the fees are earned and realized.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. As of August 31, 2017 and 2018, we had unrecognized tax benefit of RMB13.0 million and RMB17.7 million (US$2.6 million), respectively. We also recognized immaterial interest accrued related to the unrecognized tax benefit in income tax expenses in the applicable periods.

Measurement of Share-based Compensation

On March 15, 2013, we, through our predecessor holding company incorporated in the British Virgin Islands, established a 2013 Share Incentive Plan, or the 2013 Plan. For information regarding the 2013 Plan, see our consolidated financial statements and the related notes included elsewhere in this annual report. 11,253,906 share options were approved under the 2013 Plan of which, 2,833,513 options were granted.

On February 2, 2016, the 2013 Plan was terminated. On the same day, Shanghai OneSmart adopted the 2015 Plan which replaced the 2013 Plan. For information regarding the 2015 Plan, see our consolidated financial statements and the related notes included elsewhere in this annual report. Under the 2015 Plan, the condition for the exercise of options upon the completion of an initial public offering, or IPO performance condition, under the 2013 Plan was removed. The employees received equity interests in Shanghai OneSmart as replacement awards for their share options under the 2013 Plan. The employees generally received 0.3451 of fully vested shares of Shanghai OneSmart for each share option that was outstanding as of February 2, 2016, totaling 540,567 shares. Shanghai OneSmart also issued to the employees an additional 85,075, 212,787 and 527,383 restricted shares that were fully vested on February 2, 2016 and on December 1, 2017 and will become fully vested on December 1, 2018, respectively. The purchase price of each share of Shanghai OneSmart was approximately RMB1.00.

On September 17, 2017, in connection with the 2017 Restructuring , we adopted the Amended and Restated 2015 Plan to replace the 2015 Plan which was cancelled concurrently. Under the Amended and Restated 2015 Plan, the board of directors is authorized to grant share options to employees, directors or consultants to purchase up to an aggregate of 336,642,439 Class A ordinary shares. The employees generally received 102.10 options for each fully vested restricted share that was outstanding as of September 17, 2017 under the 2015 Plan, totaling 63,880,024 fully vested options. The employees also received 16,442,655 and 49,634,837 share options at the same exchange ratio to replace the restricted shares that were vested on December 1, 2017 and will vest on December 1, 2018, respectively, as issued under the 2015 Plan. All of the share options contain an IPO performance condition.

From November 2017 to immediately before our initial public offering, an additional 164,865,010 share options were granted under the Amended and Restated 2015 Plan. Whereas some of the share options carry requisite service periods of four years with: (i) 50%, 25% and 25% of the share options vesting on the second, third and fourth anniversary of the vesting commencement date, respectively, or (ii) 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, respectively, all of the share options contain the same IPO performance conditions.

Subsequent to our initial public offering in March 2018, an additional 9,172,674 share options were granted under the Amended and Restated 2015 Plan. Vesting terms included (i) immediate vesting of 100% of the share options on date of grant; (ii) vesting periods of two years, with immediate vesting of one-thirds of the share options on date of grant, first and second anniversary of the vesting commencement date, respectively; (iii) a vesting period of four years, with 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, respectively; or (iv) vesting periods of four years, with 25% of the share options vesting on each anniversary of the vesting commencement date.

In March 2017, one of our subsidiaries approved an employee share incentive scheme under which incentives are provided by certain Shanghai OneSmart’s subsidiaries to their regional management and staff, or the Domestic Plan. On May 2, 2017, 120,000 options were granted to employees by two subsidiaries. For information regarding the Domestic Plan, see “Item 6. Directors, Senior management and Employees—Domestic Employee Share Incentive Scheme” and our consolidated financial statements and the related notes included elsewhere in this annual report.

Share based payment transactions with employees were accounted for as equity awards and measured at their grant date fair values. We recognize compensation expense over the requisite service period using the accelerated method. We recognize share-based compensation cost for equity awards to employees with performance conditions based on the probable outcome of the performance conditions. Compensation cost is recognized if it is probable that the performance conditions will be achieved.

We account for any change in any of the terms or conditions of the awards as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, we recognize incremental compensation cost in the period the modification occurs. For unvested awards, we recognize over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

The termination of the 2013 Plan and the concurrent adoption of the 2015 Plan was accounted for as a Type III modification in accordance with ASC 718. Under which, we recognized an immediate one-time catch-up share-based compensation expense of RMB38.2 million for the fully vested replacement awards in February 2016. We estimated the fair value of the replacement awards and the new grants under the 2015 Plan on February 2, 2016 based on equity value as further described below.

The termination of the 2015 Plan and the concurrent adoption of the Amended and Restated 2015 Plan were accounted for as a Type II modification in accordance with ASC 718, under which, we deferred the recognition of the incremental share-based compensation expense until the Qualified IPO occurred.  Upon the completion of our initial public offering, we recognized incremental share-based compensation amounting to RMB39.9 million (US$5.8 million).

The fair value of the share options under the Amended and Restated 2015 Plan were determined on the grant dates using the binomial option pricing model with assistance from an independent valuation firm. Subsequent to our initial public offering, fair value of the ordinary shares is the price of the our publicly traded shares. The assumptions adopted to estimate the fair value of share options granted were as follows:

Year Ended August 31, 2018

Risk-free interest rate	2.8%-4.0%
Expected volatility	46.0%-51.5%
Suboptimal exercise factor	2.50
Fair value per ordinary share	US$0.13-US$0.35

We recognized total share-based compensation expenses of RMB57.3 million, RMB25.0 million and RMB146.5 million (US$21.4 million), for the years ended August 31, 2016, 2017 and 2018, respectively.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	Year Ended August 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
OneSmart VIP business	1,415,952	92.6	1,839,724	89.4	2,416,217	353,765	84.4
HappyMath	112,667	7.4	212,104	10.3	359,199	52,591	12.6
FasTrack English	—	—	—	—	72,961	10,682	2.5
Other	—	—	5,729	0.3	14,315	2,097	0.5
Total net revenues	1,528,619	100.0	2,057,557	100.0	2,862,692	419,135	100.0
Cost of revenues	(729,937)	(47.7)	(1,002,266)	(48.7)	(1,413,090)	(206,895)	(49.4)
Gross profit	798,682	52.3	1,055,291	51.3	1,449,602	212,240	50.6
Operating expenses(1)
Selling and marketing expenses	(261,330)	(17.1)	(369,221)	(17.9)	(590,589)	(86,470)	(20.6)
General and administrative expenses	(303,270)	(19.8)	(381,332)	(18.6)	(629,596)	(92,181)	(22.0)
Total operating expenses	(564,600)	(36.9)	(750,553)	(36.5)	(1,220,185)	(178,651)	(42.6)
Operating income	234,082	15.4	304,738	14.8	229,417	33,589	8.0
Interest income	12,365	0.8	13,484	0.7	23,824	3,488	0.8
Interest expense	—	—	(192)	(0.0)	(18,660)	(2,732)	(0.7)
Other income	16,032	1.0	19,410	0.9	89,320	13,078	3.1
Other expenses	(3,950)	(0.2)	—	—	(4,428)	(648)	(0.1)
Foreign exchange gain/(loss)	727	0.0	(180)	(0.0)	(1,168)	(171)	(0.0)
Income before income tax and share of net (loss)/income from equity interests	259,256	17.0	337,260	16.4	318,305	46,604	11.1
Income tax expense	(71,496)	(4.7)	(92,016)	(4.5)	(108,479)	(15,883)	(3.8)
Income before share of net (loss)/income from equity investees	187,760	12.3	245,244	11.9	209,826	30,721	7.3
Share of net (loss)/income from equity investees	(993)	(0.0)	(1,939)	(0.1)	4,630	678	0.2
Net income	186,767	12.3	243,305	11.8	214,456	31,399	7.5

Note:

(1)         Including share-based compensation expenses as set forth below:

	Year Ended August 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of Share-based Compensation Expenses
Selling and marketing	795	735	2,113	309
General and administrative	56,553	24,240	144,373	21,138
Total	57,348	24,975	146,486	21,447

Fiscal Year Ended August 31, 2018 compared to Fiscal Year Ended August 31, 2017

Net Revenues.  Our net revenues increased by 39.1% from RMB2.1 billion in the fiscal year 2017 to RMB2.9 billion (US$419.1 million) in the fiscal year 2018. This increase was primarily attributable to the significant growth of the student enrollments for our education programs and corresponding increase of total number of consumed class units. Our average monthly enrollment increased from 76,841 for the fiscal year 2017 to 112,145 for the fiscal year 2018. Our total number of consumed class units increased from 11.2 million for the fiscal year 2017 to 15.5 million for the fiscal year 2018.

Net revenues from OneSmart VIP business: The increase of the revenues was primarily due to the increase in student enrollments in our premium tutoring programs and other language and culture programs, as a result of the ramp-up and expansion of our existing learning centers and the opening of new learning centers in more cities and greater sales and marketing efforts, and to a lesser extent, an increase in average fee rate per class units.

Revenues from HappyMath: The increase of the revenues was primarily due to the increase in the student enrollments as a result of expanded programs in Chinese and computer programming, the high growth of HappyMath mathematics programs and greater sales and marketing efforts.

Revenues from FasTrack English: We acquired a controlling interest in Yuhan which operated the brand of “FasTrack English” in January 2018, and started to consolidated Yuhan in our financial statement since the second quarter of the fiscal year 2018. The increase of the revenues was primarily due to the increase in the student enrollments as a result of our successful business integration with FasTrack English and its expansion into new geographic region.

Revenues from other:  The increase of the revenues was primarily due to the increase in student enrollments in East Shanghai Foreign Language School.

Cost of Revenues.  Our cost of revenues increased by 41.0% from RMB1.0 billion in the fiscal year 2017 to RMB1.4 billion (US$206.9 million) in the fiscal year 2018, primarily due to an increase of RMB235.3 million in the compensation to the teachers and education advisors and an increase of RMB97.4 million in rental costs of our study centers. Such increase was in line with the expansion of our business operations.

Gross Profit and Gross Margin.  As a result of the factors set out above, our gross profit increased by 37.4% from RMB1.1 billion in the fiscal year 2017 to RMB1.4 billion (US$212.2 million) in the fiscal year 2018 as we continued to grow our operation scale. Gross margin slightly decreased from 51.3% in the fiscal year 2017 to 50.6% in the fiscal year 2018, which was primarily attributable to the relatively lower gross margin of newly opened study centers at their ramp-up stage.

Selling and Marketing Expenses.  Our selling and marketing expenses increased by 60.0% from RMB369.2 million in the fiscal year 2017 to RMB590.6 million (US$86.5 million) in the fiscal year 2018. This increase was primarily due to the increase in (i) headcount of the selling and marketing personnel and staff related costs, and (ii) advertising, marketing and brand promotion activities.

General and Administrative Expenses.  Our general and administrative expenses increased by 65.1% from RMB381.3 million in the fiscal year 2017 to RMB629.6 million (US$92.2 million) in the fiscal year 2018. This increase was primarily due to a significant increase in share-based compensation expenses recognized for share-based awards that became exercisable upon the completion of the initial public offering and the increase in headcount and staff costs of our management personnel.

Operating Income.  As a result of the factors set out above, we had RMB304.7 million operating income in the fiscal year 2017 and RMB229.4 million (US$33.6 million) operating income in the fiscal year 2018.

Interest Income.  We had interest income of RMB13.5 million and RMB23.8 million (US$3.5 million) in the fiscal year 2017 and 2018, respectively, which consisted primarily of interest earned from our cash and cash equivalents and short-term investments.

Other Income.  We recorded other income of RMB19.4 million and RMB89.3 million (US$13.1 million) in the fiscal year 2017 and 2018, respectively. Other income in the fiscal year 2017 was mainly due to the realized gain on available-for-sale investments and recognized investment gain on step acquisitions. Other income in the fiscal year 2018 was mainly attributable to government subsidies in the form of cash award and gains. With the growth of our business and our increased contribution to local tax income in 2018, we were awarded a higher amount of government subsidies as an incentive by local government authorities. However, government subsidies in the form of cash award is discretionary in nature and we do not believe that the increase in government subsidies during the referenced period is reflective of a known trend.

Income Tax Expenses.  Our income tax expenses increased from RMB92.0 million in the fiscal year 2017 to RMB108.5 million (US$15.9 million) in the fiscal year 2018, which could be attributable to the increase in taxable income which excluded the share-based compensation costs.

Net Income.  As a result of the foregoing, we had net income of RMB243.3 million in the fiscal year 2017 and net income of RMB214.5 million (US$31.4 million) in the fiscal year 2018.

Fiscal Year Ended August 31, 2017 compared to Fiscal Year Ended August 31, 2016

Net revenues.  Our net revenues increased by 34.6% from RMB1.5 billion in the fiscal year 2016 to RMB2.1 billion in the fiscal year 2017. This increase was primarily attributable to the significant growth of student enrollments for our education programs and corresponding increase of total number of consumed class units. Our total number of consumed class units increased from 8.6 million for the fiscal year 2016 to 11.2 million for the fiscal year 2017. Our average monthly enrollments increased from 56,019 for the fiscal year 2016 to 76,841 for the fiscal year 2017.

Net revenues from premium tutoring services:  The increase in revenues was primarily due to the increase in student enrollments as a result of the ramp-up and expansion of our existing study centers and the opening of new study centers in more cities and greater sales and marketing efforts, and to a lesser extent, an increase in the average fee rate per class unit.

Net revenues from premium young children education services:  The increase in revenues was primarily due to the increase in the student enrollments as a result of expanded program offerings under HappyMath brand including Chinese and computer programming, the high growth of HappyMath mathematics program and greater sales and marketing efforts, and to an extent, an increase in an average fee rate per class unit.

Net revenues from other:  The increase in revenues was primarily due to (i) the increase in the student enrollments in our language and culture programs as a result of expanded program offerings of OneSmart Elite English and OneSmart Overseas Language Training and (ii) the increase of franchise fees.

Cost of Revenues.  Our cost of revenues increased by 37.3% from RMB729.9 million in the fiscal year 2016 to RMB1.0 billion in the fiscal year 2017, primarily due to an increase of RMB155.2 million in the compensation to teachers and study advisors and the increase of rental cost of RMB59.4 million. Such increase was in line with the expansion of our business operations. The number of teachers and study advisors at our study centers increased from 4,113 as of August 31, 2016 to 5,411 as of August 31, 2017 due to opening new study centers and expanding the existing ones.

Gross Profit and Gross Margin.  As a result of the factors set out above, our gross profit increased by 32.1% from RMB798.7 million in the fiscal year 2016 to RMB1.1 billion in the fiscal year 2017 as we continued to expand our operation scale. Gross margin decreased slightly from 52.3% in fiscal year 2016 to 51.3% in fiscal year 2017, which was primarily attributable to the relatively lower gross margin of newly opened study centers at their ramp-up stage.

Selling and Marketing Expenses.  Our selling and marketing expenses increased by 41.3% from RMB261.3 million in the fiscal year 2016 to RMB369.2 million in the fiscal year 2017. This increase was primarily due to the increase in (i) headcount of the selling and marketing personnel and staff related costs, and (ii) advertising, marketing and brand promotion activities.

General and Administrative Expenses.  Our general and administrative expenses increased by 25.7% from RMB303.3 million in the fiscal year 2016 to RMB381.3 million in the fiscal year 2017. This increase was primarily due to the increase in headcount of our management personnel and staff related costs.

Operating Income.  As a result of the factors set out above, we had RMB234.1 million operating income in the fiscal year 2016 and RMB304.7 million operating income in the fiscal year 2017.

Interest Income.  We had RMB12.4 million interest income in the fiscal year 2016 and RMB13.5 million interest income in the fiscal year 2017, which consisted primarily of interest earned from our cash and cash equivalents and short-term investment.

Other Income.  We recorded other income of RMB16.0 million and RMB19.4 million in the fiscal year 2016 and the fiscal year 2017, respectively. Other income in the fiscal year 2016 was mainly due to the government subsidies we received in the form of cash award and realized gain on available-for-sale investments. Other income in the fiscal year 2017 was mainly due to the realized gain on available-for-sale investments and recognized investment gain on step acquisitions.

Income Tax Expenses.  Our income tax expenses increased from RMB71.5 million in the fiscal year 2016 to RMB92.0 million in the fiscal year 2017, primarily due to the increase in taxable income.

Net Income.  As a result of the foregoing, we had net income of RMB186.8 million in the fiscal year 2016 and net income of RMB243.3 million in the fiscal year 2017.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Summary of Significant Accounting Policies—(bb) Recent accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by operating activities, IPO proceeds, historical equity financing activities and commercial bank loan. In December 2017, we borrowed RMB450 million through a credit facility from a commercial bank for a term of five years. We subsequently used the loan partially for our working capital needs and partially for the payment of the consideration in relation to 2017 Restructuring. As of August 31, 2016, 2017 and 2018, our cash and cash equivalents were RMB266.2 million, RMB981.8 million and RMB1,410.7 million (US$206.6 million), respectively. Our cash and cash equivalents primarily consist of cash at banks and on hand.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional capital in the future to fund our further expansion. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders.

Although we consolidate the results of our consolidated VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai OneSmart and Rui Si.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Substantially all of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended August 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow:
Net cash provided by operating activities	613,715	773,281	867,370	126,994
Net cash used in investing activities	(496,730)	(80,961)	(1,169,244)	(171,192)
Net cash (used in)/provided by financing activities	(21,621)	23,214	652,605	95,550
Effect of exchange rate changes	—	—	78,244	11,456
Net increase in cash and cash equivalents	95,364	715,534	428,975	62,808
Cash and cash equivalents at beginning of year	170,874	266,238	981,772	143,743
Cash and cash equivalents at end of year	266,238	981,772	1,410,747	206,551

Operating Activities

Net cash generated from operating activities in the fiscal year ended August 31, 2018 was RMB867.4 million (US$127.0 million). The difference between our net income of RMB214.5 million (US$31.4 million) and the net cash generated from operating activities was primarily due to (i) an increase in prepayment from customers of RMB415.6 million (US$60.8 million), (ii) an adjustment of RMB239.0 million (US$35.0 million) in non- cash items, which mainly consisted of share-based compensation of RMB146.5 million (US$21.4 million) and depreciation and amortization of RMB119.3 million (US$17.4 million), and (iii) an increase of accrued expenses and other current liabilities of RMB131.2 (US$19.2 million), and was partially offset by an increase in prepayments and other current assets of RMB167.1 million (US$24.5 million). The prepayment from customers consists of the upfront tuition fee payments from students, which increased in the fiscal year ended August 31, 2018 primarily due to an increased number of student enrollments.

Net cash generated from operating activities in the fiscal year ended August 31, 2017 was RMB773.3 million. The difference between our net income of RMB243.3 million and the net cash generated from operating activities was primarily due to (i) an increase in prepayment from customers of RMB471.8 million, (ii) an increase of accrued expenses and other current liabilities of RMB94.5 million, and (iii) an adjustment of RMB72.8 million in non-cash items, which mainly consisted of share-based compensation of RMB25.0 million and depreciation and amortization of RMB63.6 million, and was partially offset by an increase of prepayments and other current assets of RMB21.2 million for prepayments to suppliers and rental deposits to landlords and an increase of amounts due from related parties equivalent to RMB63.8 million. The prepayment from customers consists of the upfront tuition fee payments from students, which increased in the fiscal year of 2017 primarily due to an increased number of student enrollments. Accrued expenses and other current liability increased mainly because of the increase in compensation that accompanies an increase of our teaching staff.

Net cash generated from operating activities in the fiscal year ended August 31, 2016 was RMB613.7 million. The difference between our net income of RMB186.8 million and the net cash generated from operating activities was primarily due to (i) an increase in prepayment from customers of RMB301.9 million, (ii) an adjustment of RMB109.9 million in non-cash items, which mainly consisted of share-based compensation of RMB57.3 million and depreciation and amortization of RMB53.0 million, and (iii) an increase of accrued expenses and other current liabilities of RMB65.2 million, partially offset by an increase of prepayments and other current assets of RMB28.1 million for prepayments to suppliers and rental deposits to landlords. The prepayment from customers consists of the upfront tuition fee payments from students, which increased in the fiscal year of 2016 primarily due to an increased number of student enrollments. Accrued expenses and other current liability increased mainly because of the increase in compensation that accompanies an increase of our employees.

Investing Activities

Net cash used in investing activities was RMB1,169.2 million (US$171.2 million) in the fiscal year ended August 31, 2018, primarily due to (i) purchase of short-term investments of RMB1.8 billion (US$257.9 million), (ii) purchase of long-term investments of RMB369.3 million (US$54.1 million), (iii) purchase of property and equipment of RMB242.0 million (US$35.4 million) as we expanded our existing study centers and opened new study centers, and (iv) acquisition of subsidiaries of RMB229.5 million (US$33.6 million), partially offset by proceeds from sales of short-term investments of RMB1.4 billion (US$206.9 million) and income from short-term investments of RMB18.5 million (US$2.7 million).

Net cash used in investing activities was RMB81.0 million in the fiscal year ended August 31, 2017, primarily due to (i) purchase of short-term investments of RMB406.2 million, (ii) purchase of long-term investments of RMB218.9 million (iii) purchase of property and equipment of RMB172.7 as we expanded our existing study centers and opened new study centers, and (iv) acquisition of subsidiaries of RMB42.5 million, partially offset by proceeds from sales of short-term investments of RMB743.4 million and income from short-term investments of RMB15.1 million.

Net cash used in investing activities was RMB496.7 million in the fiscal year ended August 31, 2016, primarily due to the (i) purchase of short-term investments of RMB741.1 million, (ii) purchase of property and equipment of RMB84.3 million as we expanded our existing study centers and opened new study centers, (iii) purchase of long-term investments of RMB17.3 million, partially offset by proceeds from sales of short-term investments of RMB344.6 million and income from short-term investments of RMB2.7 million.

Financing Activities

Net cash provided by financing activities in the fiscal year ended August 31, 2018 was RMB652.6 million (US$95.6 million), primarily due to (i) an increase in the proceeds from issuance of series A-1 redeemable convertible preferred shares of RMB1.8 billion (US$269.4 million), and (ii) an increase in the proceeds from initial public offering of RMB1.0 billion (US$153.5 million), partially offset by an increase in the distribution to our shareholders of RMB2.6 billion (US$386.3 million) in relation to the 2017 Restructuring.

Net cash provided by financing activities in the fiscal year ended August 31, 2017 was RMB23.2 million, primarily due to an increase in the proceeds from capital contribution of RMB19.0 million and proceeds from a short-term bank loan of RMB5.0 million.

Net cash used in financing activities in the fiscal year ended August 31, 2016 was RMB21.6 million, primarily due to an increase in the distribution to our shareholders of RMB1.4 billion, partially offset by an increase in the proceeds from capital contribution of RMB1.4 billion.

Capital Expenditures

Our capital expenditures are incurred mainly for renovation of our study centers. We made capital expenditures of RMB84.3 million, RMB172.7 million and RMB242.0 million (US$35.4 million) in the fiscal year 2016 and 2017 and 2018, respectively. The increase of capital expenditures was mainly due to purchases of office equipment and renovation costs as we expanded existing study centers and opened new study centers. Our capital expenditures have been primarily funded by cash generated from our operations.

We expect to continue to make capital expenditures to support the expected growth of our business. We also expect that cash generated from our operation activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Holding Company Structure

OneSmart International Education Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, our VIEs and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.                                    Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology.” and  “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended August 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.                                     Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of August 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	4 years	More than 4 years
	(in millions of US$)
Operating Lease Obligations	240.0	60.9	104.3	38.2	36.6

Our operating lease obligations relate to our leases of office premises and study centers. The total rental expenses for all operating leases for the fiscal years of 2016, 2017 and 2018 were RMB151.3 million, RMB222.7 million and RMB338.2 million (US$49.5 million), respectively.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of August 31, 2018.

G.                                    Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xi Zhang	44	Chairman and Chief Executive Officer
Dong Li	42	Director and Chief Financial Officer
Zhizhi Gong	38	Director
Zhe Wei	48	Independent Director
Min Zhang	45	Independent Director
Xiaoqiang Meng	45	Senior Vice President
Zhuxiu Dong	42	Senior Vice President

Mr. Xi Zhang is our founder and has served as our Chairman of the Board and chief executive officer since our inception. Mr. Zhang founded our company in 2008. Prior to that, he served as general manager of EF Education China from December 2005 to December 2007, associate director of strategic planning at Johnson & Johnson Medical International from August 2004 to November 2005, marketing manager at Wrigley China from January 2000 to May 2002. In August 2012, Mr. Zhang was recognized as one of the “Top 10 Most Innovative Entrepreneurs in China in 2012” by Global Times. He received a bachelor’s degree from Peking University in 1996 and a master’s degree in business administration from Harvard Business School in 2004.

Mr. Dong Li has served as our director since September 2017 and our chief financial officer since July 2017. Prior to joining us, Mr. Li served as chief financial officer of Pegasus Media Group Limited from April 2016 to April 2017 and chief financial officer of Ecovacs Robotics Holdings Limited from March 2015 to February 2016. From September 2008 to February 2015, Mr. Li worked as an associate and later vice president in investment banking at Bank of America Merrill Lynch and ICBC International in Hong Kong. Prior to that, Mr. Li worked in KPMG’s auditing practice group for an extended period of time in its Beijing and Silicon Valley offices, respectively. Mr. Li currently serves as an independent director of GreenTree Hospitality Group Ltd. (NYSE: GHG), a company listed on the New York Stock Exchange. Mr. Li received a bachelor’s degree in accounting from School of Economics and Management, Tsinghua University in July 1999, and a master’s degree in business administration in finance from Kellogg School of Management, Northwestern University in June 2008. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.

Ms. Zhizhi Gong has served as our director since September 2017. Ms. Gong joined Carlyle Group since 2010, where she currently serves as a managing director focusing on Asia private equity investment and buyout opportunities. Ms. Gong is a director on the board of directors of Fang Holdings Limited (NYSE: SFUN). Ms. Gong was a member of the board of directors of Natural Beauty Bio-Technology Limited (HKSE: 00157) in 2015. Prior to joining Carlyle, Ms. Gong was a principal at Apax Partners from 2007 to 2010, where she was a founding member of the Greater China team. Prior to that, Ms. Gong worked at the investment banking department at China International Capital Corporate Limited from 2002 to 2005. Ms. Gong was the Chairwoman of the supervisory board of Focus Media Information Technology Co., Ltd. (SZ: 002027) from 2015 to 2016. Ms. Gong received a bachelor’s degree in economics from Peking University in 2002 and a master’s degree in business administration from Harvard Business School in 2007.

Mr. Zhe Wei has served as our independent director since March 27, 2018. Mr. Wei has over 20 years of experience in both investment and operational management in China. Prior to launching Vision Knight Capital, a private equity fund, in 2011, Mr. Wei served for five years as an executive director and the chief executive officer of Alibaba.com Limited, a leading worldwide B2B e-commerce company. Mr. Wei was the president, from 2002 to 2006, and chief financial officer, from 2000 to 2002, of B&Q China, a subsidiary of Kingfisher plc, a leading home improvement retailer in Europe and Asia. From 2003 to 2006, Mr. Wei was also the chief representative for Kingfisher’s China sourcing office, Kingfisher Asia Limited. Mr. Wei currently serves as a non-executive director of UBM plc, a global business-to-business event organizer, a non-executive director of Zhong Ao Home Group Limited (HKSE: 01538), a company listed on the Hong Kong Stock Exchange, an executive director of Zall Smart Commerce Group Ltd. (HKSE:02098), a company listed on the Hong Kong Stock Exchange, an independent director of Leju Holdings Limited (NYSE: LEJU), a company listed on the New York Stock Exchange, and has been non-executive director at JNBY Design Limited (HKSE: 03306), a company listed on the Hong Kong Stock Exchange. Mr. Wei received a bachelor’s degree in international business management from Shanghai International Studies University in July 1993 and completed a corporate finance program at London Business School in June 1998.

Ms. Min Zhang has served as our independent director since March 27, 2018. Ms. Min Zhang has been the chief executive officer of Huazhu Group Limited (formerly known as China Lodging Group Limited) (Nasdaq:HTHT) since May 2015. Prior to this, Ms. Zhang served different positions at Huazhu Group Limited, including chief strategy office from 2013 to 2015, president from January 2015 to May 2015 and chief financial officer from 2008 to 2015. Ms. Zhang has more than ten years of experience in finance and consulting with multinational companies. Prior to joining Huazhu Group Limited in 2007, she served as the finance director of Eli Lilly (Asia) Inc., Thailand Branch and the chief financial officer of ASIMCO Casting (Beijing) Company, Ltd. She has served on the board as a director of Synutra International Inc. since February 2011. Ms. Zhang received her bachelor’s degree in international business management and master’s degree in economics from the University of International Business and Economics in June 1994 and July 1997, respectively. She received a master’s degree in business administration from Harvard Business School in June 2003.

Mr. Xiaoqiang Meng has served as our senior vice president of Young Children Education Group since October 2014. He served as our director from September 2017 to February 2018. Before joining our company, Mr. Meng served as senior sales vice president of Beijing Huiyuan Food & Beverage Co., Ltd. from October 2013 to September 2014, general manager of Campbell Swire China from April 2012 to October 2013, national sales director of Lee Kum Kee (China) Trading Company from March 2007 to April 2012. Prior to that, Mr. Meng undertook several sales and managing roles at Pepsico Investment (China) Limited, Philip Morris (China) Management Co., Ltd. and Colgate Palmolive (GZ) Co., Ltd. Mr. Meng received a bachelor’s degree in industrial foreign trade from University of Science and Technology Beijing in 1996.

Mr. Zhuxiu Dong has served as our senior vice president of Premium Tutoring Group since August 2016. He served as our director from September 2017 to February 2018. Before joining our company, Mr. Dong served as chief financial officer of Meters/Bonwe Group from February 2012 to August 2016, finance deputy general manager of GCL-Poly Energy Holdings Limited from September 2011 to February 2012, deputy chief financial officer of the global supply chain of Huawei Technology Co., Ltd. from January 2010 to September 2011. Prior to that, he worked at Alcatel-Lucent Shanghai Bell Co., Ltd. for eight years from March 2001 to September 2009 and was in charge of the operation platform and several control departments. Mr. Dong received a bachelor’s degree in mechanical electronics from Southeast University in 1999.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

B.                                    Compensation

For the fiscal year ended August 31, 2018, we paid an aggregate of RMB3.9 million (US$0.6 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Amended and Restated 2015 Plans

To attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business, we, through our predecessor Cayman Islands company, initially adopted an employee stock incentive plan in March 2013, which was subsequently replaced by a domestic share incentive plan of Shanghai OneSmart approved in February 2015. As part of the 2017 Restructuring, we adopted an amended and restated 2015 Share Incentive Plan in April 2017, which was further amended on February 5, 2018, or the Amended and Restated 2015 Plan. The maximum aggregated number of our ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 336,642,439 Class A ordinary shares, plus an annual 2.0% increase of the total number of ordinary shares outstanding on August 31 of the preceding calendar year on the first day of each the following nine fiscal years of the Company commencing on September 1, 2018. Following the annual increase on September 1, 2018, the maximum aggregate number of shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 466,986,590. As of the date of this annual report, options to purchase 312,113,645 Class A ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the Amended and Restated 2015 Plan.

Types of Awards.  The Amended and Restated 2015 Plan permits the awards of options, restricted share purchase rights or any other type of awards approved by the committee or the board of directors.

Plan Administration.  Our board of directors or a committee appointed by our board will administer the Amended and Restated 2015 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement.  Awards granted under the Amended and Restated 2015 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the number of shares subject to the award, the exercise price or the purchase price, the provisions applicable in the event of the grantee’s employment or service terminates (if applicable). The plan administrator may amend the terms of any award, provided that no such amendment may impair the rights of any grantee without his or her consent.

Eligibility.  We may grant awards to our employees, directors, consultants and qualified former employees. However, we may grant options that are intended to qualify as incentive share options only to our employees.

Acceleration of Awards upon Change in Control.  If a change in control of our company occurs, each outstanding awards shall be assumed and substituted by or assigned to the successor or its parent or subsidiary. If the outstanding awards are not assumed by the successor, all the awards shall become fully vested and exercisable immediately and each participant has the right to exercise the vested awards during a specific period of time.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options.  The plan administrator determines the exercise price for each award, which is stated in the award agreement. No option shall become exercisable unless we have consummated the initial public offering. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.

Transfer Restrictions.  Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination of the Amended and Restated 2015 Plan.  Unless terminated earlier, the Amended and Restated 2015 Plan will terminate automatically in April, 2027. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary and desirable to comply with applicable law, but no amendment or termination shall be made if such amendment or termination would materially impair the rights of a grantee with respect to an outstanding award without such grantee’s consent.

The following table summarizes, as of the date of this annual report,  the outstanding options granted under the Amended and Restated 2015 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates:

Name	Ordinary Shares Underlying Outstanding Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Dong Li	*	0.0189	November 30, 2017	July 4, 2027
Xiaoqiang Meng	*	0.0021	November 30, 2017	February 27, 2027
Zhuxiu Dong	*	0.0192	November 30, 2017	August 27, 2026
Zhe Wei	*	0.0250	March 28, 2018	March 27, 2028
Min Zhang	*	0.0250	March 28, 2018	March 27, 2028

*                 Less than 1% of our total outstanding shares.

As of the date of this annual report, other employees as a group held outstanding options awarded to purchase 236,891,245 Class A ordinary shares of our company, with exercise price of US$0.0006 - 0.1455 per share.

Domestic Employee Share Incentive Scheme

In March 2017, Shanghai OneSmart adopted an employee share incentive scheme under which additional incentives are provided to the regional heads and management of the company. According to the scheme, certain subsidiaries of Shanghai OneSmart may grant in total up to 10% or 30% equity interests of those subsidiaries if the performance targets of the regional heads and management are met. As of the date of this annual report, two subsidiaries implemented the scheme and have granted certain regional heads 120,000 options to subscribe a total of 8% equity interests in each of these subsidiaries. The granted option will be forfeited if the grantee’s employment terminates. None of the equity interests held by the grantees enjoys the right to vote and half of these incentive equity has vested interest.

C.                                    Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Min Zhang and Mr. Zhe Wei. Ms. Min Zhang is the chairwoman of our audit committee. We have determined that Ms. Min Zhang and Mr. Zhe Wei satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Ms. Min Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  Our compensation committee consists of Mr. Zhe Wei, Ms. Min Zhang and Ms. Zhizhi Gong. Mr. Zhe Wei is the chairman of our compensation committee. We have determined that Mr. Zhe Wei and Ms. Min Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Ms. Zhizhi Gong, Ms. Min Zhang and Mr. Zhe Wei. Ms. Zhizhi Gong is the chairwoman of our nominating and corporate governance committee. We have determined that Ms. Min Zhang and Mr. Zhe Wei satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to act with skills they actually possess and exercise the care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously acknowledged that a director does not need to act with skills greater than those expected to be processed by a reasonable person. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skills and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

D.                                    Employees

As of August 31, 2016, 2017 and 2018, we had a total of 6,878, 8,588 and 11,700 employees, respectively. Almost all of our employees are located in China.

The following table sets forth the numbers of our employees, categorized by function, as of August 31, 2018:

Functions:	Number of Employees
Teachers	6,057
Study advisors	1,359
Sales and marketing	1,479
Research Technology Center	115
General and administrative	2,690
Total	11,700

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and, as a result, we have generally been able to attract and retain qualified personnel.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan, and a housing provident fund. We are required by PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor agreements with our employees; in addition, we enter into confidentiality and intellectual property rights agreements with our key employees. We believe that we have maintained a good working relationship with our employees, and we have not experienced any major labor disputes.

E.                                     Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 30, 2018 by:

•                  each of our directors and executive officers; and

•                  each person known to us owning beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 6,501,100,763 ordinary shares outstanding as of November 30, 2018, including (i) 4,204,258,747 Class A ordinary shares, excluding 85,867,440 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Amended and Restated 2015 Plan and 24,691,358 Class A ordinary shares as treasury shares, and (ii) 2,296,842,016 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, subject to certain conditions. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as converted basis	%	% of aggregate voting power †
Directors and Executive Officers**:
Xi Zhang(1)	—	2,296,842,016	2,296,842,016	35.3	91.6
Dong Li	—	—	—	—	—
Zhizhi Gong(2)	—	—	—	—	—
Zhe Wei(3)	*	—	*	*	*
Min Zhang(4)	*	—	*	*	*
Xiaoqiang Meng	—	—	—	—	—
Zhuxiu Dong	*	—	*	*	*
All Directors and Executive Officers as a Group	13,350,900	2,296,842,016	2,310,192,916	35.5	91.6

Principal Shareholders:
Happy Edu Inc.(5)	—	2,296,842,016	2,296,842,016	35.3	91.6
Origin Investment Holdings Limited(6)	926,285,677	—	926,285,677	14.2	1.8
Goldman Sachs and its affiliates(7)	672,751,400	—	672,751,400	10.3	1.3
Juniperbridge Capital Limited(8)	442,873,768	—	442,873,768	6.8	0.9
CW One Smart Limited(9)	351,355,351	—	351,355,351	5.4	0.7

*                 Less than 1% of our total outstanding shares.

**          Except as otherwise indicated below, the business address of our directors and executive officers is No.165, Guangfu West Road, Putuo District, Shanghai, China.

†                 For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)         Represents 2,296,842,016 Class B ordinary shares, beneficially owned by Happy Edu Inc., a British Virgin Islands company beneficially owned by Mr. Zhang. Happy Edu Inc. is ultimately held by The Zhen Wei Family Trust, a trust established with the laws of British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Happy Edu Inc. in our company. The business address of Mr. Zhang is No.165, Guangfu West Road, Putuo District, Shanghai, China.

(2)         The business address of Ms. Gong is Unit 1918, China World Tower A, No. 1 Jianwai Avenue, Chaoyang District, Beijing, China.

(3)         The business address of Mr. Wei is Unit 3301, Kerry Parkside Office, 1155 Fangdian Road, Pudong New District, China.

(4)         The business address of Ms. Zhang is No. 2266 Hongqiao Road, Changning District, Shanghai, China.

(5)         Represents 2,296,842,016 Class B ordinary shares held by Happy Edu Inc., a British Virgin Islands company beneficially owned by Mr. Xi Zhang. The registered address of Happy Edu Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)         Represents 926,285,677 Class A ordinary shares held by Origin Investment Holdings Limited, a company incorporated in the Cayman Islands. Origin Investment Holdings Limited is 92.6% owned by Carlyle Asia Partners IV, L.P. and 7.4% owned by CAP IV Coinvestment, L.P. CAP IV, L.L.C. is the general partner of CAP IV General Partner, L.P., which in return is the general partner of both Carlyle Asia Partners IV, L.P. and CAP IV Coinvestment, L.P. Origin investment Holdings Limited therefore is indirectly controlled by CAP IV, L.L.C. which is in return indirectly controlled by the Carlyle Group L.P., a Delaware limited partnership listed on Nasdaq. The registered address of Origin Investment Holdings Limited is 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(7)         Represents 672,751,400 Class A ordinary shares beneficially owned by Goldman Sachs Group, Inc., through Goldman Sachs Investments Holdings (Asia) Limited and Stonebridge 2017 (Singapore) Pte. Ltd and its affiliates as of April 30, 2018. Information regarding beneficial ownership is reported as of April 30, 2018, based on the information contained in the Schedule 13G filed by Goldman Sachs and its affiliates with SEC on June 5, 2018. Please see the Schedule 13G filed by Goldman Sachs and its affiliates with SEC on June 5, 2018 for information relating to Goldman Sachs and its affiliates. The address of Goldman Sachs Group, Inc. is 200 West Street, New York, NY 10282, United States of America.

(8)         Represents (i) 282,147,408 Class A ordinary shares and (ii) 160,726,360 Class A ordinary shares represented by ADSs held by Juniperbridge Capital Limited, a company incorporated in the British Virgin Islands and wholly owned by Lina Zheng. The registered address of Juniperbridge Capital Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(9)         Represents (i) 31 Class A ordinary shares and (ii) 351,355,320 Class A ordinary shares represented by ADSs held by CW One Smart Limited, a company incorporated in the British Virgin Islands. The registered address of CW One Smart Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. CW One Smart Limited is wholly owned by Chengwei HK Capital Limited, which is wholly owned by Chengwei Evergreen Capital, LP. Chengwei Evergreen Management, LLC is the general partner and wholly controls Chengwei Evergreen Capital, LP. Chengwei Evergreen Management, LLC in return is controlled by EXL Holdings, LLC, which is controlled by Mr. Eric X. Li. The business address of Mr. Eric X. Li is Room 3303A, the Centrium, 60 Wyndham Street, Central, Hong Kong.

To our knowledge, as of November 30, 2018, 2,426,532,640 of our ordinary shares (including 85,867,440 Class A ordinary shares issued to our depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Amended and Restated 2015 Plan) were held by record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to twenty votes per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Transaction with Shareholders and Affiliates

In the fiscal year 2017, we loaned RMB16.5 million (US$2.4 million) to Shanghai Ya Qiao Education Investment Co., Ltd., or Ya Qiao Education, for its operation purposes. As of August 31, 2018, we recorded RMB16.5 million (US$2.4 million) as amounts due from the related parties in connection with the loan extended to Ya Qiao Education. The loan extended to Ya Qiao Education is outstanding as of the date of this annual report.

Contractual Arrangements with our VIEs and their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai OneSmart and Rui Si.”

Shareholders Agreement

We entered into our shareholders agreement on April 21, 2017 and amended the shareholders agreement on December 11, 2017. Pursuant to shareholders agreement and amendment to the shareholders agreement, or the Shareholders Agreement, we have granted registration rights to holders of our registrable securities, which include (i) our ordinary shares issued or issuable upon conversion of the preferred shares, (ii) our ordinary shares issued or issuable as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (i) herein, and (iii) any ordinary shares owned or hereafter acquired by the holders; excluding those acquired in violation of the shareholders agreement. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.  At any time or from time to time after the earlier of (i) the third (3rd) anniversary of the Shareholders Agreement or (ii) the date that is six (6) months after the consummation of the IPO, any holder of 50% of the registrable securities or holders of 50% of the registrable securities then outstanding has the right to demand in writing that we effect a registration of registrable securities (together with the registrable securities which the other holders elect to include in such registration). We, however, are not obligated to consummate a registration if we have consummated three registrations. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in good faith judgment that filing of a registration in the near future will be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12 month period and cannot register any other securities during such period. Further, if the registrable securities are offered by means of an underwriting and the underwriter advises us in writing that marketing factors require a limitation of the number of securities to be underwritten, a maximum of 75% of such registrable securities may be first reduced as required by the underwriters and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that in no event may any registrable securities be excluded from such underwriting unless all other securities are first excluded.

Registration on From F-3 or Form S-3s.  Any holder of 15% of registrable securities of holders of 15% of the registrable securities then outstanding have the right to request us to file a registration statement on Form F-3 or Form S-3 if we qualify for registration on Form F-3 or Form S-3. We, however, are not obligated to consummate a registration (i) if we have consummated two registrations within any twelve month period; and (ii) if the aggregate offering price to the public of such registration is less than US$2,000,000. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in good faith judgment that filing of a registration in the near future will be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12 month period and cannot register any other securities during such period.

Piggyback Registration Rights.  If we propose to register for a public offering or our securities other than relating to any share incentive plan or a corporate reorganization, we must offer holders of our registrable securities an opportunity to be included in such registration. If the underwriters advise that market factors require a limitation of the number of registrable securities to be underwritten, the underwriters may decide to exclude shares from and to allocate among all non-excluded holders in proportion.

Expenses of Registration.  We will bear all registration expenses, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities, incurred in connection with registrations, filings or qualification pursuant to the shareholders agreement.

Termination of Obligations.  We have no obligation to effect any demand, piggyback or Form F-3 registration upon the earlier of (i) the fifth anniversary from the date of closing of a qualified IPO as defined in the Shareholders Agreement, and (ii) with respect to any holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any 90-day period.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated 2015 Plan” and  “Item 6. Directors, Senior Management and Employees—B. Compensation—Domestic Employee Share Incentive Scheme.”

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Dividend Distribution.”

If we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                                                THE OFFER AND LISTING

A.                                    Offering and Listing Details

Our ADSs, each representing 40 of our Class A ordinary shares, have been listed on the NYSE since March 28, 2018. Our ADSs trade under the symbol “ONE.”

The following table provides the high and low trading prices for our ADSs on the NYSE since the date of our IPO.

	Trading Price
	High	Low
Annual High and Low
Fiscal Year Ended August 31, 2018 (from March 28, 2018 to August 31, 2018)	16.00	7.93

Quarterly Highs and Lows
Third Quarter of Fiscal Year Ended August 31, 2018 (from March 28, 2018 to May 31, 2018)	15.76	8.56
Fourth Quarter of Fiscal Year Ended August 31, 2018	16.00	7.93
First Quarter of Fiscal Year Ended August 31, 2019	9.93	6.91

Monthly Highs and Lows
June 2018	16.00	10.10
July 2018	12.38	9.65
August 2018	10.98	7.93
September 2018	9.93	7.53
October 2018	9.78	7.53
November 2018	8.55	6.91
December 2018 (through December 26, 2018)	8.27	6.71

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing 40 of our Class A ordinary shares, have been listed on the NYSE since March 28, 2018. Our ADSs trade under the symbol “ONE.”

D.                                    Selling Shareholders

Not applicable.

E.                                     Dilution

Not applicable.

F.                                      Expenses of the Issue

Not applicable.

ITEM 10.                                         ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

We have adopted an amended and restated memorandum and articles of association. The following are summaries of material provisions of the amended and restated memorandum and articles of association that we adopt and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.  Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares.  Our authorized share capital is US$50,000 consisting of 50,000,000,000 shares comprising of (i) 37,703,157,984 Class A ordinary shares of a par value of US$0.000001 each, (ii) 2,296,842,016 Class B ordinary shares of a par value of US$0.000001 each and (iii) 10,000,000,000 shares of a par value of US$0.000001 each of such class or classes (however designated) as our board of directors may determine in accordance with our amended and restated memorandum and articles of association. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under our amended and restated memorandum and articles of association, our company may not issue bearer shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Dividends may be declared and paid out of our profits, share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.  Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our memorandum, and cancelling any unissued shares. Both ordinary resolution and special resolution may also be passed by an unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our amended and restated memorandum and articles of association.

Appointment and Removal of Directors.  Our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board.  Directors may be removed by ordinary resolution of our shareholders.

General Meetings of Shareholders.  As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of board of directors or a majority of our board of directors. Advance notice of at least ten days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.  Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required; and

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

•                  a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.  On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by the shareholders by special resolution. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.  If at any time, out share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a resolution passed by a two-thirds majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.  Our amended and restated amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Changes in Capital  Our shareholders may from time to time by ordinary resolution to:

•                  increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•                  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                  sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•                  cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution and subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Anti-Takeover Provisions.  Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.  We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue negotiable or bearer shares or shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Currency Exchange.”

E.                                     Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as the “body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise.” Based on a review of the facts and circumstances, we do not believe that OneSmart International Education Group Limited or OneSmart Edu (HK) Limited should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law. If OneSmart International Education Group Limited were to be considered a PRC resident enterprise, any gain realized on the sale or other disposition of our ADSs or Class A ordinary shares by investors that are non-PRC enterprises and any interest or dividends payable by us to such investors is subject to PRC income tax at a rate of 10%. In case of investors that are non-PRC individuals, the applicable PRC income tax rate is 20%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare net investment income and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•                  banks and other financial institutions;

•                  insurance companies;

•                  pension plans;

•                  cooperatives;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  broker-dealers;

•                  traders that elect to use a mark-to-market method of accounting;

•                  certain former U.S. citizens or long-term residents;

•                  tax-exempt entities (including private foundations);

•                  persons liable for alternative minimum tax;

•                  holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•                  investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•                  investors that have a functional currency other than the U.S. dollar;

•                  persons required to accelerate the recognition of any item of gross income with respect to their ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement;

•                  persons that actually or constructively own 10% or more of our stock by vote or value; or

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities.

All of such persons in special tax situations may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended August 31, 2018 and do not anticipate becoming a PFIC for the foreseeable future. While we do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States, and are expected to be readily tradable. There can be no assurance, however, that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph (subject to clauses (2) and (3) of such paragraph). U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-refundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. Holder may elect to treat such gain as PRC source gain under the United States-PRC income tax treaty (assuming such holder is eligible for benefits under that treaty). If a U.S. Holder does not make this election, such holder may not be able to credit any PRC tax imposed upon the disposition of the ADSs or Class A ordinary shares unless such holder has other income from foreign sources in the appropriate category for purposes of the foreign tax credit rules. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances. The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•                  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, variable interest entities or any of the subsidiaries of our variable interest entities is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, variable interest entities or any of the subsidiaries of our variable interest entities.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded. Our ADSs are expected to qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interests in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                   Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                                        Subsidiary Information

Not applicable.

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 1.9% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. A significant portion of our revenue-generating transactions and expense-related transactions are denominated in Renminbi, which is the functional currency of our subsidiaries, VIE and its subsidiaries and schools in China. We do not hedge against currency risk.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the PBOC announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows from China. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of August 31, 2018, we had Renminbi-denominated cash and cash equivalents of RMB516.8 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on August 31, 2018 would result in a decrease of US$6.9 million in cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•                  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•                  Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).

•                  Expenses incurred for converting foreign currency into U.S. dollars.

•                  Expenses for cable, telex and fax transmissions and for delivery of securities.

•                  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

•                  Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

•                  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.

•                  Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Fees and Other Payments Made by the Depositary to Us

The depositary anticipates to make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We have received US$2.17 million of such reimbursement from the depositary as of November 30, 2018.

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-223406 ) (the “F-1 Registration Statement”) in relation to our IPO of 16,300,000 ADSs representing 652,000,000 Class A ordinary shares, at an initial offering price of US$11.00 per ADS. Our IPO closed in March 2018. Morgan Stanley & Co. International plc, Deutsche Bank Securities Inc. and UBS Securities LLC were the representatives of the underwriters for our IPO.

The F-1 Registration Statement was declared effective by the SEC on March 27, 2018. For the period from the effective date of the F-1 Registration Statement to August 31, 2018, the total expenses incurred for our company’s account in connection with our IPO was approximately US$17.7 million, which included US$12.6 million in underwriting discounts and commissions for the IPO and approximately US$5.1 million in other costs and expenses for our IPO. We received net proceeds of approximately US166.7 million from our IPO. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 27, 2018, the date that the Form F-1 was declared effective by the SEC, to August 31, 2018, we used the net proceeds from our IPO as follows:

•                  approximately US$5.5 million for upgrade and expansion of our study center network and education talent recruitment and training;

•                  approximately US$5.5 million for research and development expenditures in service offerings and initiatives, curriculum design and data analytics capabilities; and

•                  approximately US$7.4 million for working capital optimization and other general corporate purposes, including selective investments and acquisitions of education businesses that complement our existing service offerings and/or further strengthen our curriculum and teaching material design and technology capabilities.

We still intend to use the remainder of the proceeds from our IPO, as disclosed in our registration statements on Form F-1.

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of August 31, 2018. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control Over Financial Reporting

In the course of auditing our consolidated financial statements for the three fiscal year ended August 31, 2017, we and our independent accountant identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our lack of requisite knowledge of United States generally accepted accounting principles and SEC rules.

To remedy our identified material weakness subsequent to August 31, 2017, we have implemented a number of measures to address this material weakness, including:

(i) we have hired additional qualified financial and accounting staff with U.S. GAAP and SEC reporting experience to strengthen our financial control and reporting;

(ii) we have established our internal audit department to enhance internal controls; and

(iii) we have engaged an independent advisory firm to assist us in assessing and improving the structure and effectiveness of our internal controls in accordance with the compliance requirements under the Sarbanes-Oxley Act of 2002. As of August 31, 2018, based on an assessment performed by our management on the performance of the remediation measures described above, we determined that the above-mentioned material weakness had been remediated.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purpose of identifying and reporting any weakness in our internal control over financial reporting. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses or control deficiencies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B.                                CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in March 2018. We have posted a copy of our code of business conduct and ethics on our website at www.onesmart.investorroom.com.

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by Ernst & Young Hua Ming LLP and its affiliates, our principal auditor or accountant for the periods indicated. We did not pay any other fees to our principal auditor during the periods indicated below.

	Year Ended August 31,
	2017	2018
	(in US$ thousands)
Audit fees(1)	1,061	659
All other fees(2)	—	45

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, net of out-of-pocket expenses incurred and taxes.

“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors associated with certain due diligence project in 2018, net of out-of-pocket expenses incurred and taxes.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP and its affiliates, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                               CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

ITEM 16H.                               MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                                         FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                                         FINANCIAL STATEMENTS

The consolidated financial statements of OneSmart International Education Group Limited, its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

ITEM 19.                                         EXHIBITS

Exhibit Number	Description of Document

1.1*	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, effective April 2, 2018

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 filed on March 16, 2018 (File No. 333-223406))

2.2	Registrant’s Specimen Certificate for ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed on March 16, 2018 (File No. 333-223406))

2.3

Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 filed on March 16, 2018 (File No. 333-223406))

4.1	Amended and Restated 2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.2

Shareholders Agreement between the Registrant and other parties thereto dated April 21, 2017 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.3

Amendment to Shareholders Agreement between the Registrant and other parties thereto dated December 11, 2017 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.5

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.6

English translation of Exclusive Purchase Right Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai OneSmart Education and Training Co., Ltd. and its shareholders dated September 17, 2017 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.7

English translation of Exclusive Technology and Consulting Service Agreement between Shanghai Jing Xue Rui Information Technology Co., Ltd. and Shanghai OneSmart Education and Training Co., Ltd. dated September 17, 2017 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

Exhibit Number	Description of Document

4.8

English translation of Equity Pledge Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai OneSmart Education and Training Co., Ltd. and its shareholders dated September 17, 2017 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.9

English translation of Shareholders’ Voting Rights Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai OneSmart Education and Training Co.,  Ltd. and its shareholders dated September 17, 2017 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.10

English translation of Loan Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd. and the shareholders of Shanghai OneSmart Education and Training Co.,  Ltd. dated September 17, 2017 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.11

English translation of Exclusive Purchase Right Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai Rui Si Technology Information Consulting Co.,  Ltd.. and its shareholders dated November 1, 2017 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.12

English translation of Exclusive Technology and Consulting Service Agreement between Shanghai Jing Xue Rui Information Technology Co., Ltd. and Shanghai Rui Si Technology Information Consulting Co., Ltd. dated November 1, 2017 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.13

English translation of Equity Pledge Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai Rui Si Technology Information Consulting Co., Ltd. and its shareholders dated November 1, 2017 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.14

English translation of Shareholders’ Voting Rights Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai Rui Si Technology Information Consulting Co., Ltd. and its shareholders dated November 1, 2017 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.15

English translation of Loan Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd. and the shareholders of Shanghai Rui Si Technology Information Consulting Co., Ltd. dated November 1, 2017(incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.16

Share Purchase Agreement and its Supplemental Agreement between the Registrant and other parties dated April 21, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.17

Series A-1 Preferred Share Purchase Agreement between the Registrant and other parties dated April 21, 2017 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.18

Share Purchase Agreement between the Registrant and other parties dated October 31, 2017 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.19

Share Purchase Agreement between the Registrant, Zhang Xi, Happy Edu Inc. and Angus Holdings Limited dated October 27, 2017 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

Exhibit Number	Description of Document

4.20

English translation of Exclusive Purchase Right Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai OneSmart Education and Training Co.,  Ltd. and its shareholders dated January 24, 2018 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.21

English translation of Exclusive Technology and Consultation Service Agreement between Shanghai Jing Xue Rui Information Technology Co., Ltd. and Shanghai OneSmart Education and Training Co., Ltd. dated January 24, 2018 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.22

English translation of Equity Pledge Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai OneSmart Education and Training Co., Ltd. and its shareholders dated January 24, 2018 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.23

English translation of Shareholders’ Voting Rights Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai OneSmart Education and Training Co.,  Ltd. and its shareholders dated January 24, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.24

English translation of Loan Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd. and the shareholders of Shanghai OneSmart Education and Training Co.,  Ltd. dated January 24, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.25

English translation of Payment Agreement among Lina Zheng, OneSmart International Education Group Limited, Shanghai OneSmart, Shanghai Jing Xue Rui Information and Technology Co.,  Ltd., Shanghai Jing Yu Investment Co., Ltd., Shanghai Xi Zhi Enterprise Management Co., Ltd. and Rui Si dated December 12, 2017 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.26

English translation of Payment Agreement among Guozhi Hu, OneSmart International Education Group Limited, Shanghai OneSmart, Shanghai Jing Xue Rui Information and Technology Co.,  Ltd., Shanghai Jing Yu Investment Co., Ltd., Shanghai Xi Zhi Enterprise Management Co., Ltd., Rui Si and other parties dated December 12, 2017 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

8.1*	Principal subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of King & Wood Mallesons

15.2*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

Exhibit Number	Description of Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this annual report on Form 20-F

**          Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OneSmart International Education Group Limited

	By:	/s/ Xi Zhang
		Name:	Xi Zhang
		Title:	Chief Executive Officer

Date: December 27, 2018

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of OneSmart International Education Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OneSmart International Education Group Limited (the “Company”) and subsidiaries as of August 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended August 31, 2018, and the related notes collectively referred to as the “consolidated financial statements”. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2016.

Shanghai, the People’s Republic of China

December 27, 2018

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of August 31,
	Notes	2017	2018	2018
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		981,772	1,410,747	206,551
Short-term investments	6	413,883	815,854	119,451
Prepayments and other current assets	7	126,836	252,964	37,038
Amounts due from related parties	17	87,254	—	—
Total current assets		1,609,745	2,479,565	363,040

Non-current assets:
Property and equipment, net	8	272,226	449,990	65,884
Intangible assets, net	9	9,729	112,119	16,416
Long-term investments	10	267,051	484,103	70,879
Goodwill	11	58,676	372,077	54,477
Deferred tax assets	14	29,096	37,455	5,484
Amounts due from related parties	17	16,500	16,500	2,416
Other non-current assets	18	54,587	251,118	36,766
Total non-current assets		707,865	1,723,362	252,322

Total assets		2,317,610	4,202,927	615,362

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB414,371 and RMB548,408 (US$80,294) as of August 31, 2017 and 2018, respectively)	12	414,371	579,533	84,851
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB37,563 and RMB33,809 (US$4,950) as of August 31, 2017 and 2018, respectively)		37,563	45,291	6,631
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB1,531,424 and RMB1,991,647 (US$291,603) as of August 31, 2017 and 2018, respectively)		1,531,424	1,991,647	291,603
Short-term loan (including short-term loan of the consolidated VIEs without recourse to the Group of RMB5,000 and nil as of August 31, 2017 and 2018, respectively)	19	5,000	—	—
Long-term loan, current portion (including long-term loan, current portion of the consolidated VIEs without recourse to the Group of nil and RMB45,000 (US$6,589) as of August 31, 2017 and 2018, respectively)	19	—	45,000	6,589
Total current liabilities		1,988,358	2,661,471	389,674

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of August 31,
	Notes	2017	2018	2018
		RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)
Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of nil and RMB23,528 (US$3,445) as of August 31, 2017 and 2018, respectively)	14	—	23,528	3,445
Long-term loan (including long-term loan of the consolidated VIEs without recourse to the Group of nil and RMB405,000 (US$59,297) as of August 31, 2017 and 2018, respectively)	19	—	405,000	59,297
Unrecognized tax benefit (including liability for unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB13,012 and RMB17,345 (US$2,540) as of August 31, 2017 and 2018, respectively)		13,012	17,685	2,589
Total non-current liabilities		13,012	446,213	65,331

Total liabilities		2,001,370	3,107,684	455,005

Commitments and contingencies	24

Mezzanine equity:
Series A redeemable convertible preferred shares (US$0.000001 par value; 1,890,686,563 shares authorized as of August 31, 2017; 1,890,686,563 issued and outstanding as of August 31, 2017; the automatic conversion of all preferred shares into Class A ordinary shares on a one-for-one basis upon listing and commencement of trading of the ADSs on March 28, 2018 )	22	1,713,344	—	—
Series A-1 redeemable convertible preferred shares (US$0.000001 par value; 35,757,200 shares authorized as of August 31, 2017; 35,757,200 issued and outstanding as of August 31, 2017; the automatic conversion of all preferred shares into Class A ordinary shares on a one-for-one basis upon listing and commencement of trading of the ADSs on March 28, 2018)		36,556	—	—

Total mezzanine equity		1,749,900	—	—

Shareholders’ (deficit)/equity:
Class A ordinary shares (US$0.000001 par value; 44,134,792,349 and 37,703,157,984 shares authorized as of August 31, 2017 and 2018, respectively; 94,897,359 and 4,220,365,545 issued and outstanding as of August 31, 2017 and 2018, respectively)		1	26	4
Class B ordinary shares (US$0.000001 par value; 2,439,484,566 and 2,296,842,016 shares authorized as of August 31, 2017 and 2018, respectively; 2,439,484,566 and 2,296,842,016 issued and outstanding as of August 31, 2017 and 2018, respectively)		16	16	2
Additional paid-in capital		82,139	5,426,503	794,510
Statutory reserves	23	3,739	4,272	625
Accumulated deficit		(1,567,136)	(4,535,042)	(663,989)
Accumulated other comprehensive income	21	19,123	128,900	18,873
Total OneSmart International Education Group Limited shareholders’ (deficit)/equity	15	(1,462,118)	1,024,675	150,025
Non-controlling interests		28,458	70,568	10,332
Total shareholders’ (deficit)/equity		(1,433,660)	1,095,243	160,357
Total liabilities, mezzanine equity, non-controlling interests and shareholders’ (deficit)/equity		2,317,610	4,202,927	615,362

The accompanying notes are an integral part of these consolidated financial statements.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the years ended August 31,
	Notes	2016	2017	2018	2018
		RMB	RMB	RMB	US$

Net revenues	5	1,528,619	2,057,557	2,862,692	419,135
Cost of revenues		(729,937)	(1,002,266)	(1,413,090)	(206,895)
Gross profit		798,682	1,055,291	1,449,602	212,240

Operating expenses:
Selling and marketing		(261,330)	(369,221)	(590,589)	(86,470)
General and administrative		(303,270)	(381,332)	(629,596)	(92,181)
Total operating expenses		(564,600)	(750,553)	(1,220,185)	(178,651)
Operating income		234,082	304,738	229,417	33,589

Interest income		12,365	13,484	23,824	3,488
Interest expense		—	(192)	(18,660)	(2,732)
Other income		16,032	19,410	89,320	13,078
Other expense		(3,950)	—	(4,428)	(648)
Foreign exchange gain/(loss)		727	(180)	(1,168)	(171)
Income before income tax and share of net (loss)/income from equity investees		259,256	337,260	318,305	46,604
Income tax expense	14	(71,496)	(92,016)	(108,479)	(15,883)
Income before share of net (loss)/income from equity investees		187,760	245,244	209,826	30,721
Share of net (loss)/income from equity investees		(993)	(1,939)	4,630	678
Net income		186,767	243,305	214,456	31,399
Add: Net loss attributable to non-controlling interests		2,586	15,522	31,480	4,609
Net income attributable to OneSmart International Education Group Limited’s shareholders		189,353	258,827	245,936	36,008
Allocation of undistributed earnings to redeemable convertible preferred shares		(81,770)	(111,771)	—	—
Accretion to redemption value of redeemable convertible preferred shares		—	—	(962,905)	(140,982)
Deemed dividend-repurchase of redeemable convertible preferred shares		—	—	(4,266)	(625)
Net income/(loss) attributable to ordinary shareholders of OneSmart International Education Group Limited		107,583	147,056	(721,235)	(105,599)

Earnings/(loss) per share:
Basic	20	0.0425	0.0580	(0.1740)	(0.0255)
Diluted	20	0.0425	0.0580	(0.1740)	(0.0255)

Shares used in earnings per share computation (in millions of shares):
Basic	20	2,534	2,534	4,145	4,145
Diluted	20	2,534	2,534	4,145	4,145

The accompanying notes are an integral part of these consolidated financial statements.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the years ended August 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Net income	186,767	243,305	214,456	31,399
Other comprehensive income:
Unrealized gain on available-for-sale investments, net of tax	5,798	13,295	23,319	3,414
Foreign currency translation adjustment	—	—	86,458	12,659

Comprehensive income	192,565	256,600	324,233	47,472
Add: Comprehensive loss attributable to non-controlling interests	2,586	15,522	31,480	4,609
Comprehensive income attributable to OneSmart International Education Group Limited’s shareholders	195,151	272,122	355,713	52,081

The accompanying notes are an integral part of these consolidated financial statements.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	OneSmart International Education Group shareholders’ (deficit)/equity	Non- controlling interests	Total shareholders’ (deficit)/deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of September 1, 2015	2,534,381,925	17	—	—	(1,981,681)	30	(1,981,634)	1,246	(1,980,388)

Comprehensive income	—	—	—	—	189,353	5,798	195,151	(2,586)	192,565
Acquisition of subsidiaries	—	—	—	—	—	—	—	5,553	5,553
Capital contribution	—	—	1,392,204	—	—	—	1,392,204	8,275	1,400,479
Distribution to shareholders (Note 15)	—	—	(1,392,204)	—	(29,896)	—	(1,422,100)	—	(1,422,100)
Share-based compensation	—	—	57,348	—	—	—	57,348	—	57,348
Balance as of August 31, 2016	2,534,381,925	17	57,348	—	(1,822,224)	5,828	(1,759,031)	12,488	(1,746,543)

Comprehensive income	—	—	—	—	258,827	13,295	272,122	(15,522)	256,600
Appropriation of statutory reserves	—	—	—	3,739	(3,739)	—	—	—	—
Acquisition of non-controlling interests	—	—	(184)	—	—	—	(184)	(567)	(751)
Acquisition of subsidiaries	—	—	—	—	—	—	—	13,094	13,094
Capital contribution	—	—	—	—	—	—	—	18,965	18,965
Share-based compensation	—	—	24,975	—	—	—	24,975	—	24,975
Balance as of August 31, 2017	2,534,381,925	17	82,139	3,739	(1,567,136)	19,123	(1,462,118)	28,458	(1,433,660)

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	OneSmart International Education Group shareholders’ (deficit)/equity	Non- controlling interests	Total shareholders’ (deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of August 31, 2017	2,534,381,925	17	82,139	3,739	(1,567,136)	19,123	(1,462,118)	28,458	(1,433,660)

Distribution to shareholders (Note 1)	—	—	(82,139)	—	(2,160,775)	—	(2,242,914)	—	(2,242,914)
Repurchase of ordinary shares (Note 1)	(94,897,359)	(1)	—	—	(85,363)		(85,364)	—	(85,364)
Redesignation of Class B ordinary shares to redeemable convertible preferred shares (Note 1)	(142,642,550)	(1)	—	—	(204,007)	—	(204,008)	—	(204,008)
Deemed dividend-repurchase of redeemable convertible preferred shares (Note 1)	—	—	—	—	(4,266)	—	(4,266)	—	(4,266)
Conversion of redeemable convertible preferred shares (Note 16)	3,568,365,545	23	4,272,270	—	—	—	4,272,293	—	4,272,293
Accretion to redemption value of redeemable convertible preferred shares (Note 22)	—	—	—	—	(758,898)	—	(758,898)	—	(758,898)
Proceeds from initial public offering (Note 16)	652,000,000	4	1,048,656	—	—	—	1,048,660	—	1,048,660
Initial public offering issuance costs (Note 16)	—	—	(26,752)	—	—	—	(26,752)	—	(26,752)
Acquisition of subsidiaries	—	—	—	—	—	—	—	72,574	72,574
Disposal of subsidiaries	—	—	—	—	—	—	—	2,811	2,811
Appropriation of statutory reserves	—	—	—	533	(533)	—	—	—	—
Acquisition of non-controlling interests	—	—	(14,157)	—	—	—	(14,157)	435	(13,722)
Distribution to a non-controlling interest	—	—	—	—	—	—	—	(3,430)	(3,430)
Capital contribution	—	—	—	—	—	—	—	1,200	1,200
Comprehensive income	—	—	—	—	245,936	109,777	355,713	(31,480)	324,233
Share-based compensation	—	—	146,486	—	—	—	146,486	—	146,486
Balance as of August 31, 2018	6,517,207,561	42	5,426,503	4,272	(4,535,042)	128,900	1,024,675	70,568	1,095,243
Balance as of August 31, 2018 in US$	6,517,207,561	6	794,510	625	(663,989)	18,873	150,025	10,332	160,357

The accompanying notes are an integral part of these consolidated financial statements.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the years ended August 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Cash flows from operating activities
Net income	186,767	243,305	214,456	31,399
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	53,033	62,483	112,294	16,441
Amortization	—	1,101	7,020	1,028
Share-based compensation	57,348	24,975	146,486	21,447
Impairment of other receivables	1,255	—	—	—
Gain from step acquisitions	(117)	(2,521)	(3,730)	(546)
Income from short-term investments	(2,692)	(15,147)	(18,451)	(2,701)
Share of net loss/ (income) from equity investees	993	1,939	(4,630)	(678)
Changes in operating assets and liabilities:
Prepayments and other current assets	(28,074)	(21,228)	(167,085)	(24,463)
Amounts due from related parties	(7,800)	(63,754)	81,254	11,897
Deferred tax assets	(9,139)	(5,237)	(48,025)	(7,032)
Deferred tax liabilities	—	—	23,528	3,445
Other non-current assets	(6,920)	(16,759)	(34,962)	(5,119)
Accrued expenses and other current liabilities	65,185	94,533	131,230	19,214
Income taxes payable	(924)	(6,121)	7,727	1,131
Prepayments from customers	301,886	471,783	415,585	60,847
Unrecognized tax benefit	2,914	3,929	4,673	684

Net cash provided by operating activities	613,715	773,281	867,370	126,994

Cash flows from investing activities
Purchase of short-term investments	(741,108)	(406,178)	(1,761,171)	(257,858)
Proceeds from sales of short-term investments	344,633	743,385	1,413,029	206,886
Income from short-term investments	2,692	15,147	18,451	2,701
Purchase of long-term investments	(17,348)	(218,911)	(369,274)	(54,066)
Disposal of an investment	—	—	260	38
Purchase of property and equipment	(84,274)	(172,696)	(242,041)	(35,438)
Proceeds from disposals of property and equipment	903	764	997	146
Acquisition of subsidiaries, net of cash acquired	(2,228)	(42,472)	(229,495)	(33,601)

Net cash used in investing activities	(496,730)	(80,961)	(1,169,244)	(171,192)

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the years ended August 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Cash flows from financing activities
Proceeds from initial public offering	—	—	1,048,660	153,537
Initial public offering issurance costs	—	—	(26,752)	(3,917)
Proceeds from issuance of Series A-1 redeemable convertible preferred shares, net of issurance costs	—	—	1,840,295	269,443
Proceeds from bank loans	—	5,000	460,000	67,350
Repayment of bank loans	—	—	(15,000)	(2,196)
Acquisition of non-controlling interests	—	(751)	(13,722)	(2,009)
Capital contributed from non-controlling interests	1,400,479	18,965	1,200	176
Distribution to a non-controlling interest	—	—	(3,430)	(502)
Distribution to shareholders	(1,422,100)	—	(2,638,646)	(386,332)

Net cash (used in)/ provided by financing activities	(21,621)	23,214	652,605	95,550

Effect of exchange rate changes	—	—	78,244	11,456
Net increase in cash and cash equivalents	95,364	715,534	428,975	62,808
Cash and cash equivalents, at the beginning of year	170,874	266,238	981,772	143,743
Cash and cash equivalents, at the end of year	266,238	981,772	1,410,747	206,551

Supplemental disclosure of cash flow information:
Interest paid	—	—	14,487	2,121
Income tax paid	78,646	99,445	114,631	16,783

Supplemental disclosure of non-cash investing activities:
Purchase of property and equipment included in accrued expenses and other current liabilities	4,867	12,904	24,224	3,547
Purchase of long-term investments included in accrued expenses and other current liabilities	4,950	1,340	25,290	3,703

The accompanying notes are an integral part of these consolidated financial statements.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.              Organization and Principal Activities

OneSmart International Education Group Limited (the “Company”) is a limited company incorporated under the laws of Cayman Islands on March 10, 2017. The Company through its consolidated subsidiaries, variable interest entities (the “VIEs”) and the VIEs’ subsidiaries (collectively, the “Group”) are principally engaged in the provision of premium tutoring services for students of kindergarten and primary, middle and high schools (“K12”) and premium young children education services in the People’s Republic of China (the “PRC”). Due to the PRC legal restrictions on foreign ownership and investment in the education business, the Company conducts its primary business operations through its VIEs.

The Company undergone a reorganization in 2017 whereby the Company became the ultimate parent entity of its subsidiaries and consolidated VIEs. As part of the reorganization, the business operations of the consolidated subsidiaries and VIEs were transferred to the Company.  In return, the Company issued 2,439,484,566 of Class B ordinary shares to Happy Edu Inc., a company wholly owned by Mr. Zhang Xi (“the Founder”), as well as 94,897,359 of Class A ordinary shares, 1,890,686,563 of Series A redeemable convertible preferred shares and 35,757,200 of Series A-1 redeemable convertible preferred shares to the shareholders of the VIEs (“the Reorganization”). The Company also paid RMB2,242,914 (US$328,392) to certain shareholders of the VIEs in full in January 2018.

In September 2017, immediately following the Reorganization, the Company issued 1,840,535,677 Series A-1 redeemable convertible preferred shares to new investors for total cash consideration of RMB1,840,536 (US$269,478). The Series A-1 redeemable convertible preferred shares carried the same terms and conditions as those issued during the Reorganization (Note 22).  The Company initially recorded the Series A-1 redeemable convertible preferred shares at fair value less issuance costs of RMB241 (US$35), and chose to recognize changes in the redemption value immediately and adjusted the redeemable convertible preferred share carrying value to equal their redemption value.

In September 2017, immediately following the Reorganization, the Company also repurchased an aggregate of 94,897,359 Class A ordinary shares for cash consideration of US$13,028 and an aggregate of 341,256,445 Series A redeemable convertible preferred shares for cash consideration of US$46,850 from three shareholders (the “Then Shareholders”). The Company made the payments to the Then Shareholders in full in January 2018.

In December 2017, the Founder transferred 142,642,550 of his Class B ordinary shares to a new investor for cash consideration of RMB163,023 (US$23,869) and each of such transferred ordinary share was re-designated as a Series A-1 redeemable convertible preferred share.

As the Company, its subsidiaries and VIEs are all under the control of the Founder, the Reorganization was accounted for as a transaction under common control in a manner similar to a pooling of interests. Therefore, the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.         Organization and Principal Activities (continued)

On March 28, 2018, the Company completed an initial public offering (“IPO”) on the New York Stock Exchange. The Company offered 16,300,000 ADSs representing 652,000,000 Class A ordinary shares at US$11.00 per ADS. Net proceeds from the IPO deducting underwriting discount were RMB1,048,660 (US$153,537). IPO costs of RMB26,752 (US$3,917) were recorded as reduction of the proceeds from the IPO in shareholders’ equity.

Details of the Group’s subsidiaries, the VIEs and the major subsidiaries of the VIEs as of August 31, 2018 are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Direct
Subsidiaries:
OneSmart Edu Inc. (“OneSmart BVI”)	June 16, 2016	BVI	100%	Holding company
OneSmart Edu (HK) Limited (“OneSmart HK”)	July 11, 2017	Hong Kong	100%	Holding company
Shanghai Jing Xue Rui Information and Technology Co., Ltd. (“Shanghai Jing Xue Rui” or “WFOE”)	September 28, 2011	PRC	100%	Educational technology research and development

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.              Organization and Principal Activities (continued)

Details of the Group’s subsidiaries, the VIEs and the major subsidiaries of the VIEs as of August 31, 2018 are as follows: (continued)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Indirect
VIEs:
Shanghai OneSmart Education and Training Co., Ltd. (“Shanghai OneSmart”)	September 11, 2007	PRC	100%	K12 post-class education program services
Shanghai Rui Si Technology Information Consulting Co., Ltd. (“Shanghai Rui Si”)	June 8, 2009	PRC	100%	Early childhood education services

Subsidiaries of VIEs:
Beijing Jingrui Peiyou Education Consulting Co., Ltd.	July 5, 2010	PRC	100%	K12 post-class education program services
Nanjing Jingrui Education Information Consulting Co., Ltd.	March 31, 2011	PRC	100%	K12 post-class education program services
Hangzhou OneSmart Education Information Consulting Co., Ltd. (“Hangzhou OneSmart”)	April 2, 2011	PRC	100%	K12 post-class education program services
Guangzhou Jingxuerui Education Information Consulting Co., Ltd. (“Guangzhou OneSmart”)	June 27, 2012	PRC	100%	K12 post-class education program services
Shenzhen Jingrui Education Training Centers	September 7, 2012	PRC	100%	K12 post-class education program services
Changzhou Jingrui Education Information Consulting Co., Ltd.	May 27, 2014	PRC	100%	K12 post-class education program services
Shanghai Jing Yu Investment Co., Ltd.	October 23, 2015	PRC	100%	Investment holding
Wuxi Jingxuerui Education Information Consulting Co., Ltd.	March 10, 2015	PRC	100%	K12 post-class education program services
Shanghai Jingsirui Education Training Centers	December 7, 2015	PRC	100%	K12 post-class education program services
Yuhan (Shanghai) Information Technology Co., Ltd. (“Yuhan”)	January 1, 2018	PRC	75.61%	Early childhood education services

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.              Organization and Principal Activities (continued)

The VIE arrangements

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. The Group’s offshore holding companies are not educational institutions and do not provide educational services outside China. Accordingly, the Group’s offshore holding companies are not allowed to directly engage in the education business in China. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIEs. The VIEs hold the requisite licenses and permits necessary to conduct the Group’s premium tutoring services and premium young children education services business. In addition, the VIEs hold leases and other assets necessary to operate the Group’s study centers, employ teachers and generate substantially all of the Group’s revenues. Despite the lack of technical majority ownership, the Company has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIEs. The equity interests of the VIEs are legally held by PRC individuals (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIEs effectively assign all their voting rights underlying their equity interests in the VIEs to the Company, and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIEs that potentially could be significant to the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

The following is a summary of the Contractual Agreements:

Shareholders’ Voting Rights Agreements Pursuant to the Shareholders’ Voting Rights Agreements signed between the respective Nominee Shareholders and the WFOE, the Nominee Shareholders agreed to entrust the Company through the WFOE an irrevocable proxy to exercise all of their voting rights as shareholders of the VIEs and approve on behalf of the Nominee Shareholders, all related legal documents pertinent to the exercise of their rights in their capacity as the shareholders of the VIEs. The WFOE is also entitled to re-authorize or assign its voting rights to any other person or entity at its own discretion and without giving prior notice to the Nominee Shareholders or obtaining their consent. The Shareholders’ Voting Rights Agreements remain valid for as long as at least one of the Nominee Shareholders remains a shareholder of the VIEs.

Loan Agreements Pursuant to the Loan Agreements between the respective Nominee Shareholders and the WFOE, the WFOE granted interest-free loans to the Nominee Shareholders for the purpose of providing capital to the VIEs to develop their business. The loans have terms of ten years and the WFOE has the sole discretion to extend the loans. The Nominee Shareholders are not allowed to repay the loans in advance of the maturity date without the WFOE’s prior written consent. The timing of the repayment must be made within 30 days after receiving the written consent and the repayment shall be in the form of transferring the VIEs’ equity interests to the WFOE or its designees unless the Nominee Shareholders are in breach of the agreements, in which the WFOE can request immediate repayment of the loans. Pursuant to the Loan Agreements, the Company agreed to provide unlimited financial support for the VIEs’ daily operating activities and agree to forgo the right to seek repayments.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.              Organization and Principal Activities (continued)

The VIE arrangements (continued)

Exclusive Purchase Right Agreements Pursuant to the Exclusive Purchase Right Agreements entered into between the Nominee Shareholders, the VIEs and the WFOE, the Nominee Shareholders granted to the WFOE or its designees proxy of shareholders’ rights and voting rights of their respective equity interests in the VIEs. The WFOE has the sole discretion as to when to exercise the options, whether in part or full. The exercise price of the options to purchase all or part of the equity interests in the VIEs will be higher of RMB1.00 or the minimum amount of consideration permitted by the applicable PRC laws. Any proceeds received by the Nominee Shareholders from the exercise of the options exceeding the loan amounts, distribution of profits or dividends, shall be remitted to the WFOE, to the extent permitted under PRC laws. The Exclusive Purchase Right Agreements will remain in effect until all the equity interests held by the VIEs are transferred to the WFOE or its designated party. The WFOE may terminate the Exclusive Purchase Right Agreements at its sole discretion, whereas under no circumstances may the VIEs or the Nominee Shareholders terminate in accordance with the agreements.

Equity Pledge Agreement Pursuant to the Equity Pledge Agreement entered into among the WFOE, the Nominee Shareholders and the VIEs, the Nominee Shareholders pledged all of their equity interests in the VIEs to the WFOE as collateral to secure their obligations under the above agreements. The Nominee Shareholders further undertake that they will remit any distributions in connection with such shareholder’s equity interests in the VIEs to the WFOE, to the extent permitted by PRC laws. If the VIEs or any of their Nominee Shareholders breach any of their respective contractual obligations under the above agreements, the WFOE, as the pledgee, will be entitled to certain rights, including the right to sell, transfer or dispose of the pledged equity interest. The Nominee Shareholders of the VIEs agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interest in the VIEs, without the prior consent of the WFOE. The Equity Pledge Agreement will be valid until the VIEs and their respective shareholders fulfill all the contractual obligations under the above agreements in full and the pledged equity interests have been transferred to the WFOE and/or its designees.

Exclusive Technology and Consultation Service Agreements Pursuant to the Exclusive Technology and Consultation Service Agreements, WFOE retains exclusive right to provide to the VIEs the technology support and consulting services included but not limited to the system technology support service, business professional consulting service, human resource, technical and business operation staff training, marketing research, planning and development service, business plan and strategy consulting service and client based support and development consulting service. WFOE owns the intellectual property rights developed in the performance of these agreements. However, if there are clearly definitions which do not allow WFOE to own certain intellectual property rights under the applicable PRC laws, VIEs should own them initially and grant their exclusive use rights to WFOE with minimum consideration. In exchange for these services, WFOE is entitled to charge the VIEs annual service fees which typically amount to what would be substantially all of the VIEs’ pre-tax profits (after offset prior year losses, if applicable), resulting in a transfer of substantially all of the profits from the VIEs to the WFOE.

Based on the opinion of the Company’s PRC legal counsel, (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIEs are not in violation with any applicable PRC laws and regulations; and (ii) each of the Contractual Agreements among the WFOE, the VIEs and the Nominee Shareholders governed by PRC laws, are legal, valid and binding, enforceable against such parties.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.              Organization and Principal Activities (continued)

The VIE arrangements (continued)

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WFOE or any of its current or future VIEs are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs.

The Group’s business has been directly operated by the VIEs and their subsidiaries. For the years ended August 31, 2016, 2017 and 2018, the VIEs contributed 100%, 100% and 100% of the Group’s consolidated revenues, respectively. As of August 31, 2017 and 2018, the VIEs accounted for an aggregate of 99% and 66%, respectively, of the consolidated total assets, and 100% and 99%, respectively, of the consolidated total liabilities. The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements:

	As of August 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	965,697	507,513	74,306
Short-term investments	413,883	480,953	70,418
Prepayments and other current assets	127,293	221,445	32,422
Amounts due from related parties	87,254	—	—
Total current assets	1,594,127	1,209,911	177,146

Non-current assets:
Property and equipment, net	272,226	449,022	65,743
Intangible assets, net	9,729	112,119	16,416
Long-term investments	267,051	378,942	55,482
Goodwill	58,676	372,077	54,477
Deferred tax assets	29,096	36,981	5,414
Amounts due from related parties	16,500	16,500	2,416
Other non-current assets	54,587	215,182	31,505
Total non-current assets	707,865	1,580,823	231,453

Total assets	2,301,992	2,790,734	408,599

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.              Organization and Principal Activities (continued)

The VIE arrangements (continued)

	As of August 31,
	2017	2018	2018
	RMB	RMB	US$
LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	414,371	548,408	80,294
Income tax payable	37,563	33,809	4,950
Prepayments from customers	1,531,424	1,991,647	291,603
Long-term loan, current portion	—	45,000	6,589
Short-term loan	5,000	—	—
Total current liabilities	1,988,358	2,618,864	383,436

Non-current liabilities:
Deferred tax liabilities	—	23,528	3,445
Unrecognized tax benefit	13,012	17,345	2,540
Long-term loan	—	405,000	59,297
Total non-current liabilities	13,012	445,873	65,282

Total liabilities	2,001,370	3,064,737	448,718

	For the years ended August 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Net revenues	1,528,619	2,057,557	2,862,692	419,135
Net income	186,767	243,305	190,315	27,865

	For the years ended August 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net cash provided by operating activities	598,247	773,920	534,374	78,239
Net cash (used in)/provided by investing activities	(496,730)	(80,962)	839,810	122,959
Net cash provided by/(used in) financing activities	37,220	22,213	(1,832,368)	(268,282)
Net increase/(decrease) in cash and cash equivalents	138,737	715,171	(458,184)	(67,084)

There are no consolidated VIEs’ assets that are pledged or collateralized for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 23 for disclosure of the restricted net assets. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. There were no other pledges or collateralization of the VIEs’ assets.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies

(a)         Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)         Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the subsidiaries of the VIEs. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. Results of subsidiaries, businesses acquired from third parties and the VIEs are consolidated from the date on which control is transferred to the Company.

(c)          Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to valuation allowance for deferred tax assets, uncertain tax position, the initial valuation  of the assests acquired and liabilities assumed in a business combination, economic lives and impairment of long-lived assets, impairment of goodwill, the valuation of short-term and long-term investments and share-based compensation. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)         Foreign currency

The functional currency of the Company, OneSmart BVI and OneSmart HK is the United States Dollars (“US$”). The Company’s PRC subsidiaries and the VIEs determined their functional currency to be Renminbi (the “RMB”). The Group uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of income.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ (deficit)/equity.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (continued)

(e)          Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8300 on August 31, 2018 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)            Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(g)         Short-term investments

The Group accounts for all investments in accordance with ASC topic 320 (“ASC 320”), Investments — Debt and Equity Securities. The Group classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. All investments with original maturities of greater than three months not exceeding twelve months are classified as short-term investments, while those of more than twelve months are classified as long-term investments (Note 10). Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The securities that the Group has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (continued)

(h)         Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight line basis over the following estimated useful lives:

Category	Estimated Useful Lives
Furniture	3-5 years
Electronic equipment	3 years
Vehicles	4-5 years
Buildings	20 years
Leasehold improvement	Over the shorter of the lease term or the estimated useful lives

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of income.

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

(i)            Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of the Group’s long-lived assets.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (continued)

(j)            Business combination

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the businesses acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which the cash flow projections are based, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

(k)         Goodwill

The Group has determined it has four reporting units. Goodwill was allocated to two and three reporting units as of August 31, 2017 and 2018, respectively. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (continued)

(l)            Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. The estimated useful lives of intangible assets from the date of purchase are as follows:

Category	Estimated Useful Lives
Customer relationship	5-9 years
Trademarks	10 years
Student base	5 years
License use right	30 years
Franchise agreements	6 years

(m)      Long-term investments

The Group’s long-term investments consist of cost method investments, investment in debt securities accounted for at fair value and equity method investments.

In accordance with ASC 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in investees over which the Group does not have significant influence, the Group carries the investments at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Group’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investees as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investees’ cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in equity investees represent investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. Under the equity method, the Group initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of income. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. The Group evaluates its equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investment is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.

Investment in debt securities accounted for at fair value with original maturities of greater than twelve months are classified as long-term investments. As investment in debt securities classified as available for sale in accordance with AS 320 are reported at fair value, when a decline in value is determined to be other-than-temporary, the impairment loss on the long-term available-for-sale investments would be recognized in the consolidated statements of comprehensive income.

For all periods presented, there were no impairment of the Group’s long-term investments.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (continued)

(n)         Fair value of financial instruments

Financial instruments include cash and cash equivalents, short-term and long-term investments, due from third party payment platform, due from third party, amounts due from related parties, and redeemable convertible preferred shares.

The carrying amounts of these financial instruments, except for the short-term and long-term investments and redeemable convertible preferred shares (Note 22), approximate their fair values because of their short-term maturities. Available-for-sale investments are adjusted to fair value at each reporting date. The redeemable convertible preferred shares were initially recognized at fair value upon issuance and immediately accreted to their full redemption value as of redemption occurred at the end of the reporting periods.  If a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the redeemable convertible preferred shares as a contribution to additional paid in capital.  The discount resulting from the beneficial conversion feature is amortized from the date of issuance to the earliest conversion date.

(o)         Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or service has occurred, the selling price is fixed or determinable and collection is reasonably assured. The Group’s business is subject to business tax, value added taxes (“VAT”) and tax surcharges assessed by governmental authorities. Pursuant to ASC 605-45, Revenue Recognition—Principal Agent Considerations, the Group elected to present business tax, VAT and tax surcharges as a reduction of revenues on the consolidated statements of income. Payments received before all of the relevant criteria for revenue recognition are satisfied are included in “Prepayment from customers”.

The primary sources of the Group’s revenues are as follows:

The revenues are primarily generated from the tuition fees for OneSmart VIP, Happy Math and FasTrack English. Tuition revenue is generally collected in full, in advance of the commencement of tutoring sessions, and is initially recorded as prepayments from customers. Tuition revenue is recognized proportionately as the tutoring sessions, including free sessions, if any, are delivered.

According to the Group’s policy, the Group refunds course fees for any remaining undelivered tutoring sessions to students who withdraw from contracts. The refunds are recorded as reductions of the related tutoring session tuition received in advance and have no impact on recognized revenue.

Franchise revenues include initial franchise fees, which are non-refundable and recognized by the Group as revenue when substantially all services or conditions relating to the initial franchise fees have been performed and the Group has fulfilled all its commitments and obligations (generally, when a franchisee commences its operations under the OneSmart or FasTrack brand). The Group also receives recurring franchise fees from its franchisees, which include a fixed percentage of the franchisees’ tutoring session tuition. The recurring franchise fees are recognized as franchise revenues as the fees are earned and realized.

(p)         Cost of revenues

Cost of revenues consist primarily of salaries and other personnel expenses, rental expenses, depreciation expenses, utilities and other expenses directly attributable to the Group’s revenues.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (continued)

(q)         Advertising expenditures

Advertising expenditures are expensed when incurred and are included in selling and marketing expenses, which amounted to RMB140,247, RMB189,899 and RMB278,841 (US$40,826) for the years ended August 31, 2016, 2017 and 2018, respectively.

(r)           Government grants

The Group receives government subsidies at the discretion of the local government. Government grants are recognized when it is probable that the Group will comply with the conditions attached to them, and the grants are received. Government grants without attached conditions are recognized when received. When the grant relates to an expense item, it is recognized in the consolidated statement of income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as a reduction of the related operating expense. When the grant relates to an asset, it is recognized as a deferred government grant and released to the consolidated statement of income in equal amounts over the expected useful life of the related asset, when operational, as a reduction of the related depreciation expense.

For the years ended August 31, 2016, 2017 and 2018, government grants in the amounts of RMB13,223, RMB1,741 and RMB64,111 (US$9,387) were recognized as other income in the consolidated statements of income, respectively.

(s)           Leases

Operating lease

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

(t)            Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of income as income tax expense.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (continued)

(u)         Share-based compensation

The Group applies ASC 718 (“ASC 718”), Compensation — Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All the Group’s share-based awards to employees were classified as equity awards.

In accordance with ASC 718, the Group recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized if it is probable that the performance condition will be achieved.

A change in any of the terms or conditions of the awards is accounted for as a modification of the awards. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Group recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Group recognizes is the cost of the original award. When the vesting conditions (or other terms) of the equity awards granted to employees are modified, the Group first determines on the modification date whether the original vesting conditions were expected to be satisfied, regardless of the entity’s policy election for accounting for forfeitures. If the original vesting conditions were not expected to be satisfied, the grant date fair value of the original equity awards are ignored and the fair value of the equity awards measured at the modification date are recognized if the modified awards ultimately vest.

The Group uses the accelerated method to recognize compensation expense for all awards granted. The Group, with the assistance of an independent third party valuation firm, determined the fair value of the awards granted to employees.

(v)          Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of RMB125,698, RMB159,867 and RMB256,298 (US$37,525) for the years ended August 31, 2016, 2017 and 2018, respectively.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (continued)

(w)       Comprehensive income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income includes net income and unrealized gain on available-for-sale investments, net of tax and is presented in the consolidated statements of comprehensive income.

(x)         Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted earnings/(loss) per share are not reported separately for Class A or Class B ordinary shares (the “Ordinary Shares”) as each class of shares has the same rights to undistributed and distributed earnings.

(y)          Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s CODM, who has been identified as the CEO, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. As the Group generates all of its revenue in the PRC, no geographical segments are presented.

(z)           Comparative information

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.

(aa)  Non-controlling interests

For certain subsidiaries of the VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss or income on the consolidated statements of income includes the net loss or income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the Group’s consolidated balance sheets.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (continued)

(bb)  Recent accounting pronouncements

In August 2015, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-14 (“ASU 2015-14”), Revenue from Contracts with Customers-Deferral of the effective date. The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers, issued in May 2014. According to the amendments in ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In March 2016, the FASB issued ASU No. 2016-08 (“ASU 2016-08”), Revenue from Contracts with Customers—Principal versus Agent Considerations, which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10 (“ASU 2016-10”), Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing, which clarify guidance related to identifying performance obligations and licensing implementation guidance contained in ASU 2014-09. In May 2016, the FASB issued ASU No. 2016-12 (“ASU 2016-12”), Revenue from Contracts with Customers— Narrow-Scope Improvements and Practical Expedients, which addresses narrow-scope improvements to the guidance on collectability, non-cash consideration, and completed contracts at transition and provides practical expedients for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The effective date for the amendment in ASU 2016-08, ASU 2016-10 and ASU 2016-12 are the same as the effective date of ASU No 2014-09. All guidance is collectively referred to as “ASC 606”. The new standard is effective for the Group beginning September 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effective effect recognized as of the date of adoption (“modified retrospective method”). The Group has selected to apply the modified retrospective method. Based on the contracts outstanding as of August 31, 2018, management is in the process of finalizing its identification and quantification of differences resulting from the application of the new standard including the accounting for initial franchise fees.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Group will adopt the new standard effective September 1, 2018.  For equity investments without readily determinable fair values, the Group will elect to use the measurement alternative defined as cost, less impairment, adjusted by observable price change. The Group anticipates that the adoption of ASU 2016-01 may increase  the volatility of its other income/(expense), as a result of the remeasurement of its equity investments upon the occurence of observable price change. Management expects that the cumulative catch-up adjustment upon adoption of ASU 2016-01 will not be material.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (continued)

(bb)  Recent accounting pronouncements (continued)

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842). Subsequently, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, which clarifies certain aspect of the guidance issued in ASU 2016-2; and ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides an additional transition method and a practical expedient for separating components of a contract for lessors (collectively, the “Lease ASUs”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2018-10 clarifies certain provisions and correct unintended applications of the guidance such as the application of implicit rate, lessee reassessment of lease classification, and certain transition adjustments that should be recognized to earnings rather than to stockholders’ equity. ASU 2018-11 provides an alternative transition method and practical expedient for separating contract components for the adoption of Topic 842.  ASU 2018-11, ASU 2018-10, and ASU 2016-02 (collectively, “the new lease standards”) are effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted. The Group is not early adopting this update. The new lease standards are effective for the Group beginning September 1, 2019. The Group is in the process of evaluation the impact of the standard on the consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15 (“ASU 2016-15”), Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 reduces the existing diversity in practice in financial reporting across all industries by clarifying certain existing principles in ASC 230 (“ASC 230”), Statement of Cash Flows, including providing additional guidance on how and what an entity should consider in determining the classification of certain cash flows. . These ASUs will be effective for the Group’s annual reporting periods beginning after September 1, 2018 and interim periods within that reporting period. The adoption of ASU 2016-15 and ASU 2016-18 will modify the Group’s current disclosures and classifications within the consolidated statement of cash flows but they are not expected to have a material effect on the Group’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory. Under the new standard, the selling (transferring) entity is required to recognize a current tax expense or benefit upon transfer of the asset. Similarly, the purchasing (receiving) entity is required to recognize a deferred tax asset or liability, as well as the related deferred tax benefit or expense, upon purchase or receipt of the asset. This pronouncement is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Group will adopt the new standard to be in effect beginning September 1, 2018. The Group is still evaluating the effect that this guidance will have on the consolidated financial statements.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (continued)

(bb)  Recent accounting pronouncements (continued)

In January 2017, the FASB issued ASU No. 2017-01 (“ASU 2017-01”), Business Combinations (Topic 805): Clarifying Definition of a Business. ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for annual reporting periods, and for interim periods within those reporting periods, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Group is not early adopting this standard.  The new standard is effective for the Group beginning September 1, 2018. The Group does not believe this standard will have a material impact on the results of operations or financial condition.

In January 2017, the FASB issued ASU No. 2017-04 (“ASU 2017-04”), Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss.  The  guidance  is  effective  for  annual  and  interim  impairment  tests  performed  in  periods beginning after December 15, 2019. Early adoption is permitted. The guidance should be applied on a prospective basis. The Group is not early adopting the new standard.  The new standard is effective for the Group beginning September 1, 2020. The Group is still evaluating the effect that this guidance will have on the consolidated financial statements.

In February 2017, the FASB issued ASU 2017-05 (“ASU 2017-05”), Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets. ASU 2017-05 defines an in-substance nonfinancial asset and clarifies guidance related to partial sales of nonfinancial assets. This standard is effective for annual reporting periods, and for interim periods within those annual periods, beginning after December 15, 2017, with early adoption permitted. The new standard is effective for the Group beginning September 1, 2018. The Group does not believe this standard will have a material impact on the results of its operations or financial condition.

In May 2017, the FASB issued ASU 2017-09 (“ASU 2017-09”), Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. This standard provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation-Stock Compensation, to a change to the terms or conditions of a share-based payment award. The updated guidance is effective for interim and annual periods beginning after December 15, 2017, and early adoption is permitted. The Group is not early adopting the standard, and the new standard will become effective for the Group beginning September 1, 2018. The Group is currently evaluating the financial statement impact of adoption.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (continued)

(bb)  Recent accounting pronouncements (continued)

In February 2018, the FASB issued ASU No. 2018-02 (“ASU 2018-02”), Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This update allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Job Act enacted in December 2017. This update will be effective for the Group for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The Group is not early adopting the standard, and the new standard will become effective for the Group beginning September 1, 2019.  The Group does not expect this standard to have a material impact on the Group’s consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07 (“ASU 2018-07”), Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The new guidance aligns the requirements for nonemployee share-based payments with the requirements for employee share-based payments.. The amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year.  The Group is not early adopting the standard, and the new standard will become effective for the Group beginning September 1, 2019. The Group is currently evaluating the potential impact of adopting this guidance on its consolidated financial statements.

In July 2018, the FASB issued ASU 2018-09 (“ASU 2018-09”), Codification Improvements. The amendments in ASU 2018-09 affect a wide variety of topics in the FASB Codification and apply to all reporting entities within the scope of the affected accounting guidance. The Group has evaluated ASU 2018-09 in its entirety and determined that the amendments related to Topic 718-740, Compensation-Stock Compensation-Income Taxes, are the only provisions that currently apply to the Group. The amendments in ASU 2018-09 related to Topic 718-740, Compensation-Stock Compensation-Income Taxes, clarify that an entity should recognize excess tax benefits related to stock compensation transactions in the period in which the amount of the deduction is determined. The amendments in ASU 2018-09 related to Topic 718-740 are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Group is not early adopting the standard, and the new standard will become effective for the Group beginning September 1, 2019. The Group does not expect this standard to have a material impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU No.2018-13 (“ASU 2018-13”), Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Group is not early adopting the standard, and the new standard will become effective for the Group beginning September 1, 2020. The Group is in the process of evaluation the impact of adoption of this ASU on its consolidated financial statements disclosures.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.              Concentration of Risks

(a)         Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, receivables from a third party payment platform, due from third parties, short-term investments and long-term available-for-sale investment.  As of August 31, 2018, all of the Group’s cash and cash equivalents, short-term investments and long-term available-for-sale investment were deposited with financial institutions with high-credit ratings and quality. There has been no recent history of default in relation to these financial institutions.

The Group manages credit risk of receivable from third party payment platforms and due from third parties by performing credit assessments on its borrowers and its ongoing monitoring of the outstanding balances.

(b)         Business, customer, political, social and economic risks

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC.

The concentration of our business in Shanghai exposes us to geographical concentration risks related to this region. No single customer or supplier accounted for more than 10% of revenue or costs of revenues for the years ended August 31, 2016, 2017 and 2018.

(c)          Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against US$, there was depreciation of approximately 4.7%, depreciation of approximately 1.3% and appreciation of approximately 3.6% during the years ended August 31, 2016, 2017 and 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(d)         Currency convertibility risk

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.              Business Combination

During the years ended August 31, 2016, 2017 and 2018, the Group completed five, seven and ten acquisitions, respectively. These acquisitions are expected to strengthen the Group’s current market and to generate synergy with the Group’s organic business. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.  The Group completed the valuation necessary to assess the fair value of the acquired assets and liabilities and the non-controlling interests, resulting from which the amounts of goodwill were determined and recognized as of the respective acquisition dates.

Goodwill arising from the business combinations, which are not tax deductible, are mainly attributable to synergies expected to be achieved from the acquisitions. Pro forma financial information of the acquirees are not presented as the effects of the acquisitions on the Group’s consolidated financial statements were not material.

(a)         Acquisition of Yuhan (Shanghai) Information Technology Co., Ltd. (“Yuhan”)

Yuhan provides offline English tutoring services under the brand, ‘‘FasTrack English’’.  FasTrack English offers English tutoring to students from three to twelve years old in  one-to-two to one-to-fourteen teacher-to-student based classroom settings which aim to improve the comprehensive English capacities of young children.

In July 2017, the Group acquired 20% equity interest in Yuhan and the investment was accounted for under the equity method given the Group’s ability to exercise significant influence over the operations of Yuhan.  In January 2018, the Group entered into a share purchase agreement to purchase an additional 55.6% equity interest in Yuhan for cash consideration of RMB140,000 (US$20,498).  The acquisition closed on January 2, 2018 when the Company obtained control of Yuhan holding in aggregate 75.6% of its equity interest.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the year ended August 31,
	2018	2018
	RMB	US$

Intangible assets (i) (Note 9)	97,870	14,329
Net tangible assets (ii)	(24,331)	(3,562)
Goodwill	161,001	23,572
Total fair value of purchase price allocation	234,540	34,339

Cash consideration	140,000	20,498
Fair value of ownership interests previously held in the acquiree	42,595	6,236
Fair value of non-controlling interest	51,945	7,605

(i)          The acquired intangible assets consisted of trademark, license use right, customer relationship, student base as well as franchise agreements. These intangible assets have estimated amortization periods of  five to thirty years.

(ii)       Net tangible assets acquired primarily included cash and cash equivalent of RMB6,381 (US$934), short-term investment of RMB46,000 (US$6,735), prepayment and other current assets of RMB20,175 (US$2,954), property and equipment of RMB7,662 (US$1,122), accrued expenses and other current liabilities of RMB18,979 (US$2,779), deferred tax liabilities of RMB24,268 (US$3,553) and prepayments from customers of RMB62,668 (US$9,175) as of the date of acquisition.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.              Business Combination (continued)

A gain of RMB1,481 in relation to the revaluation of the previously held equity interest was recorded in other income, net in the consolidated statement of income for the year ended August 31, 2018. The fair value of the previously held equity interest was determined using an income approach. As Yuhan was a  private company, the fair value measurements for the non-controlling interest and previously held equity interest are estimated based on certain factors including discount rate, terminal growth rate, revenue growth rate, EBIT margin and adjustments for the lack of control or lack of marketability, as relevant, that market participants would consider when estimating the fair value of the noncontrolling interest and the previously held equity interest in Yuhan.

(b)         Other acquisitions

Other acquisitions that constitute business combinations are summarized as follows:

	For the years ended August 31,
	2017	2018	2018
	RMB	RMB	US$

Intangible assets (i) (Note 9)	10,830	11,540	1,690
Net tangible assets (ii)	18,012	(29,268)	(4,285)
Goodwill	49,562	152,716	22,359
Total fair value of purchase price allocation	78,404	134,988	19,764

Cash consideration	61,361	110,885	16,235
Fair value of equity interests previously held in the acquirees	3,949	3,474	509
Fair value of non-controlling interests	13,094	20,629	3,020

(i)             The acquired intangible assets consisted of trademark, license use right, customer relationship, student base as well as franchise agreements. These intangible assets have estimated amortization periods of five to thirty years.

(ii)          Net tangible assets acquired primarily included cash and cash equivalent of RMB11,358 (US$1,663), prepayment and other current assets of RMB9,119 (US$1,335), property and equipment of RMB30,348 (US$4,443), accrued expenses and other current liabilities of RMB27,192 (US$3,981), deferred tax liabilities of RMB2,885 (US$442) and prepayments from customers of RMB49,268 (US$7,213) as of the date of acquisition.

In relation to the revaluation of previously held equity interests, the Company recognized gain of RMB117, RMB2,521 and RMB3,730 (US$546) in the consolidated income statements for the years ended August 31, 2016, 2017 and 2018, respectively, for the other acquisitions that constituted business combinations. As the acquirees are private companies, the fair value measurements for the non-controlling interest and previously held equity interest are estimated based on certain factors including discount rate, terminal growth rate, revenue growth rate, EBIT margin and adjustments for the lack of control or lack of marketability, as relevant, that market participants would consider when estimating the fair value of the noncontrolling interest and the previously held equity interest in acquirees.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

5.              Net revenues

	For the years ended August 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
OneSmart VIP	1,415,952	1,839,724	2,416,217	353,765
HappyMath	112,667	212,104	359,199	52,591
FasTrack English	—	—	72,961	10,682
Other	—	5,729	14,315	2,097
	1,528,619	2,057,557	2,862,692	419,135

6.              Short-term Investments

The Company’s short-term investments included cash deposits at floating rates in commercial banks and available-for-sale securities with maturities of one year or less. The following is a summary of the Company’s short-term investments:

	As of August 31,
	2017	2018	2018
	RMB	RMB	US$

Commercial banks deposits	139,061	511,030	74,821
Available-for-sale securities	274,822	304,824	44,630
	413,883	815,854	119,451

For the years ended August 31, 2016, 2017 and 2018, the Group recognized interest income related to its commercial banks deposits of RMB 8,200, RMB12,442 and RMB21,291 (US$3,117), respectively, in the consolidated statements of income.

For the years ended August 31, 2016, 2017 and 2018, the Group recognized realized gain on disposal of available-for-sale securities of RMB2,692, RMB15,147 and RMB18,451 (US$2,701), respectively, as other income in the consolidated statements of income. As of August 31, 2016, 2017 and 2018, there were unrealized gains/(loss) of RMB5,828, RMB19,123 and RMB(1,776) (US$(260)), respectively.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

7.              Prepayments and other current assets

Prepayments and other current assets, net consisted of the following:

	As of August 31,
	2017	2018	2018
	RMB	RMB	US$

Prepaid rental expense	39,164	86,460	12,659
Loan to third parties	3,710	43,385	6,352
Receivable from a third party payment platform	26,637	36,367	5,325
Prepayments to suppliers	24,295	32,460	4,753
Prepaid income tax, business tax, VAT and other surcharges	14,825	15,910	2,329
Deposits	6,083	11,718	1,716
Other receivables	3,331	7,348	1,076
Staff advances	3,365	8,249	1,208
Loan to employees	1,800	1,050	153
Others	3,626	10,017	1,467
Prepayments and other current assets, net	126,836	252,964	37,038

8.              Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of August 31,
	2017	2018	2018
	RMB	RMB	US$

Furniture	28,603	45,833	6,711
Electronic equipment	82,118	121,036	17,721
Vehicles	1,480	2,594	380
Leasehold improvements	431,118	634,546	92,906
Buildings	32,179	44,776	6,556
	575,498	848,785	124,274
Less: accumulated depreciation	(319,916)	(412,953)	(60,463)
Construction in progress	16,644	14,158	2,073

Property and equipment, net	272,226	449,990	65,884

For the years ended August 31, 2016, 2017 and 2018, the Group recorded depreciation expenses of RMB53,033, RMB62,483 and RMB112,294 (US$16,441), respectively.

No impairment charges were recognized on the property and equipment for the years ended August 31, 2016, 2017 and 2018.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.              Intangible assets, Net

Intangible assets, net consisted of the following:

	As of August 31,
	2017	2018	2018
	RMB	RMB	US$

Customer relationship	2,290	19,980	2,925
Trademark	6,150	64,850	9,495
Student base	2,390	2,390	350
License use right	—	23,600	3,456
Franchise agreements	—	9,420	1,379
	10,830	120,240	17,605
Less: accumulated amortization	(1,101)	(8,121)	(1,189)
Intangible assets, net	9,729	112,119	16,416

For the years ended August 31, 2016, 2017 and 2018, the Group recorded amortization expenses of nil, RMB1,101 and RMB7,020 (US$1,028), respectively.

No impairment charges were recognized on the intangible asset for the years ended August 31, 2016, 2017 and 2018.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follows:

	Amortization
	RMB	US$
For the years ended August 31
2019	10,060	1,473
2020	10,060	1,473
2021	10,060	1,473
2022	9,421	1,379
2023	7,888	1,155

10.       Long-term Investments

The Company’s long-term investments comprised of the following:

	As of August 31,
	2017	2018	2018
	RMB	RMB	US$

Cost method investments	65,722	193,179	28,284
Equity method investments	147,355	110,441	16,170
Available-for-sale investments	53,974	180,483	26,425
	267,051	484,103	70,879

Cost method investments

Investments were accounted for under the cost method if the Group had no significant influence over the investee nor readily determinable fair value. There were no impairment indicators for the cost method investments and there were no impairment losses recognized for the years ended August 31, 2016, 2017 and 2018, respectively.

Equity method investments

As of August 31, 2017 and 2018, the Company held several equity method investments through the VIEs’ subsidiaries, all of which were accounted for under the equity method given the Company’s ability to exercise significant influence over the operations of the investees. The carrying amount of all the equity method investments was RMB147,355 and RMB110,441 (US$16,170) as of August 31, 2017 and 2018, respectively. Selected financial information of the equity method investees are not presented as the effects of the investees on the Group’s consolidated financial statements were not material.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

10.       Long-term Investments (continued)

Available-for-sale investments

As of August 31, 2017 and 2018, the Group held debt securities including investment in a private company equity of  mandatory redemption and convertible debts with original maturities more than one year.

For the years ended August 31, 2016, 2017 and 2018, the Group recognized no gain or loss on disposals of available-for-sale investments.  As of August 31, 2016, 2017 and 2018, there were unrealized gains of RMB5,454, RMB15,475 and RMB59,637 (US$8,732), respectively.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

11.       Goodwill

Goodwill balances as of August 31, 2017 and 2018 were as follows:

RMB
Balance as of August 31, 2016	9,114
Goodwill acquired (Note 4)	49,562

Balance as of August 31, 2017	58,676
Goodwill acquired (Note 4)	313,717
Disposal of subsidiaries	(316)

Balance as of August 31, 2018	372,077
Balance as of August 31, 2018, in US$	54,477

No impairment charges were recorded during the years ended August 31, 2016, 2017 and 2018.

12.       Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of August 31,
	2017	2018	2018
	RMB	RMB	US$

Salary and welfare payable	323,547	421,380	61,694
Other taxes payable	31,697	29,551	4,327
Accrued expenses	19,788	39,851	5,835
Deposits from franchisees	17,265	21,530	3,152
Payables for leasehold improvement	12,904	24,224	3,547
Payables for long term investments	1,340	25,290	3,703
Interest payable	—	4,260	624
Others	7,830	13,447	1,969
	414,371	579,533	84,851

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.       Share-Based Compensation

On March 15, 2013, the Board of Directors of the former ultimate holding company of Shanghai OneSmart approved the Shanghai OneSmart 2013 Share Plan (the “2013 Plan”) for the purpose of providing incentives and rewards to employees and executives who contributed to the success of the Company’s operations.  11,253,906 of share options were approved under the 2013 Plan. Vesting terms included i) immediate vesting of 100% of the share options on date of grant, ii) vesting periods of 3 years, with 67% of the share options vesting on the second anniversary of the vesting commencement date, and 1/36 of the share options vesting each month thereafter, iii) a vesting periods of 4 years, with 25% of the share options vesting on the first anniversary of the vesting commencement date, and 1/48 of the share options vesting each month thereafter, or iv) vesting periods of 5 years, with 40% of the share options vesting on the second anniversary of the vesting commencement date, and 1/60 of the share options vesting each month thereafter. The share options expire 10 years from the date of grant. In addition, the share options contained a performance condition whereby no share options were exercisable until the consummation of an initial public offering(“IPO”).

The options granted to employees were accounted for as equity awards and measured at their grant date fair values. Given the performance condition was not considered probable until the IPO completion date, the Group would not have recognized any share-based compensation expense until an IPO occurred.

On February 2, 2016, the 2013 Plan was terminated. On the same day, the Board of Directors of Shanghai OneSmart approved the Substitute Share Plan (the “2015 Plan”), which replaced the 2013 Plan. Under the 2015 Plan, the IPO performance condition was removed. The employees received equity interest in Shanghai OneSmart as replacement awards for their share options under the 2013 Plan that was terminated. The employees generally received 0.3451 of fully vested shares in Shanghai OneSmart for each share option that was outstanding as of February 2, 2016, totaling 540,567 shares, which accounted for approximately 0.92% of equity interest in Shanghai OneSmart. Shanghai OneSmart also issued to the employees an additional 85,075, 212,787 and 527,383 restricted shares (the “Newly Granted Shares”), which accounted for approximately 0.14%, 0.36% and 0.90% of equity interest in Shanghai OneSmart that were fully vested on February 2, 2016 or became or to become fully vested on December 1, 2017 and 2018, respectively.

The Company accounted for the termination of the share options under the 2013 Plan and the concurrent issuance of fully vested shares of Shanghai OneSmart as replacement awards as Type III modification in accordance with ASC 718.

The Company estimated the fair value of the fully vested replacement awards on February 2, 2016 based on Shanghai OneSmart’s equity value and recognized an immediate share-based compensation expense for the 540,567 shares of Shanghai OneSmart at the intrinsic value of RMB38,189, calculated based on fair value of RMB40,344 less the purchase consideration made by the employees of RMB2,155 in total.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.       Share-Based Compensation (continued)

In connection with the Reorganization on September 17, 2017, the Company adopted the Amended and Restated 2015 Plan (the “Amended 2015 Plan”) to replace the 2015 Plan which was cancelled concurrently. Under the Amended 2015 Plan, the Board of Directors of the Company authorized to grant share options or other equity incentives to employees, directors or consultants to purchase up to an aggregate of 336,642,439 Class A ordinary shares. The employees generally received 102.10 options for each fully vested share that was outstanding as of September 17, 2017, totaling 63,880,024 fully vested options. The employees also received 16,442,655 and 49,634,837 share options at the same exchange ratio to replace the restricted shares that were vested or vesting on December 1, 2017 and 2018, respectively, as issued under the 2015 Plan. All of the share options contain a performance condition whereby no share options are exercisable until the consummation of a Qualified IPO.  The share options expire 10 years from the date of grant. The Group accounted for the termination of the shares under the 2015 Plan and the concurrent issuance of options as replacement awards as a Type II modification in accordance with ASC 718, under which, the Group deferred the recognition of the incremental share-based compensation expense until the Qualified IPO occured.  Upon the IPO completion date, the Group recognized incremental share-based compensation amounting to RMB39,881 (US$5,839).

From November 2017 to immediately before IPO, the Group granted 164,865,010  share options under the Amended 2015 Plan.  Whereas some of the share options carry requisite service periods of four years with: i) 50%, 25% and 25% of the share options vesting on the second, third and fourth anniversary of the vesting commencement date, respectively, or ii) 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, respectively, all of the share options contain the same IPO performance condition described in the paragraph above.

In February 2018, the Board of Directors approved an evergreen term of the Amended 2015 Plan which permits an annual 2.0% increase of the total number of ordinary shares outstanding on August 31 of the preceding calendar year of the Company on the first day of each the following nine fiscal years commencing on September 1, 2018.

Subsequent to the completion of the IPO, the Group granted 9,172,674 share options under the Amended 2015 Plan.  Vesting terms included i) immediate vesting of 100% of the share options on date of grant, ii) vesting periods of 2 years, with immediate vesting of 1/3 of the share options on date of grant, first and second anniversary of the vesting commencement date, respectively; iii) a vesting period of 4 years, with 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, respectively, or iv) vesting periods of 4 years, with 25% of the share options vesting on each anniversary of the vesting commencement date.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.       Share-Based Compensation (continued)

The fair value of the share options under the 2015 Amended Plan were determined on the grant dates using the binomial option pricing model with assistance from an independent valuation firm. Subsequent to the IPO, fair value of the ordinary shares is the price of the Company’s publicly traded shares. The assumptions adopted to estimate the fair value of share options granted were as follows:

Year ended August 31, 2018

Risk-free interest rate	2.8%-4.0%
Expected volatility	46.0%-51.5%
Suboptimal exercise factor	2.50
Fair value per ordinary share	US$0.13-US$0.35

In March 2017, the Board of Directors of Shanghai OneSmart approved an employee share incentive scheme under which, incentives are provided by certain of Shanghai OneSmart’s subsidiaries to their regional management and staff (the “Domestic Plan”). According to the scheme, the subsidiaries may grant to their employees options with independent annual performance conditions specified for each tranche of options, in four tranches, as well as an additional performance condition at the end of the fourth year based on the cumulative result of the business over the term of the four years. When vested, the options are exercisable into the subsidiaries’ equity interests. The share options expire 4 years from the date of grant.

On May 2, 2017, 120,000 options were granted to employees, accounting for 8% of the total equity interests in the subsidiaries. The exercise price ranged from RMB40 to RMB160 per option.  The options are equity awards measured at their fair values on May 2, 2017, the grant date.  Given only the achievement of the performance conditions of the first two tranches of the options was determined to be probable to be met, each of the first two tranches of the options is accounted for as a separate award with its own service inception date and an one-year requisite service period.

The Group calculated the estimated fair value of the share options under the Domestic Plan on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of the share options granted under the Domestic Plan during the year ended August 31, 2017 is summarized in the following table.

For the year ended August 31, 2017

Risk-free interest rate	4.8%
Expected volatility	47.3%
Suboptimal exercise factor	2.50
Fair value per ordinary share	RMB203.20 and RMB285.30

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.       Share-Based Compensation (continued)

A summary of the activities under the 2015 Plan is as follows:

	Number of share options	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value
		RMB	RMB	RMB

Outstanding as of September 1, 2016	740,171	1.00	74.63	23,114
Forfeited	(93,007)	1.00	74.63
Outstanding as of August 31, 2017	647,164	1.00	74.63	30,082
Expected to vest as of August 31, 2017	647,164	1.00	74.63	30,082
Terminated on September 17, 2017	(647,164)	1.00	74.63
Outstanding as of August 31, 2018	—	—	—	—

A summary of the activities under the Amended 2015 Plan is as follows:

	Number of share options	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		US$	US$	US$

Outstanding as of September 1, 2017	—	—	—	—	—
Granted	303,995,200	0.03	0.16
Forfeited	(2,804,550)	0.08	0.09
Outstanding as of August 31, 2018	301,190,650	0.03	0.16	54,133	8.59
Vested and expected to vest as of August 31, 2018	301,190,650	0.03	0.16	54,133	8.59

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.       Share-Based Compensation (continued)

A summary of the activities under the Domestic Plan is as follows:

	Number of share options	Weighted average purchase price	Weighted average grant date fair value	Aggregate intrinsic value
		RMB	RMB	RMB

Outstanding as of September 1, 2016	—	—	—	—
Granted	120,000	93.33	151.19
Forfeited	—	—	—
Outstanding as of August 31, 2017	120,000	93.33	151.19	7,023
Vested and expected to vest as of August 31, 2017	60,000	93.33	151.19	4,751
Granted	—	—	—
Forfeited	—	—	—
Outstanding as of August 31, 2018	120,000	93.33	151.19	79,990
Vested and expected to vest as of August 31, 2018	60,000	93.33	151.19	40,795

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

Under the Amended 2015 Plan, the outstanding unvested awards resulted in an aggregate intrinsic value of RMB371,969 and total unrecognized share-based compensation expense related to the unvested awards was RMB59,935 as of August 31, 2018.  The expense is expected to be recognized over a weighted-average period of 1.03 years.

Under the Domestic Plan, outstanding options  with purchase price below the fair value of Hangzhou OneSmart and Guangzhou OneSmart’s equity resuled in an aggregate intrinsic value of RMB79,990 as of August 31, 2018. As of August 31, 2018, total share-based compensation expense related to awards expected to vest but not yet recognized was nil.

The Company recognized share-based compensation expense for the years ended August 31, 2016, 2017 and 2018 as follows:

	For the years ended August 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Sales and marketing	795	735	2,113	309
General and administrative	56,553	24,240	144,373	21,138
Total share-based compensation expense	57,348	24,975	146,486	21,447

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.       Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, OneSmart BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

OneSmart HK is incorporated in Hong Kong and is subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements as it had no assessable income for the years ended August 31, 2016, 2017 and 2018.

PRC

The Company’s subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Shanghai Jing Xue Rui meets the requirements of “high and new technology enterprise” (“HNTE”) and could enjoy the preferential tax rate of 15%. Shanghai Jing Xue Rui obtainted the HNTE certificate on October 23, 2017 and was subject to an enterprise income tax (“EIT”) rate of 15% from calendar years 2017 through 2019.

Dividends, interests, rent or royalties payable by the Group’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.       Income Taxes (continued)

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the years ended August 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Current	80,635	97,253	125,739	18,410
Deferred	(9,139)	(5,237)	(17,260)	(2,527)

Income tax expense	71,496	92,016	108,479	15,883

The reconciliations of the income tax expense for the years ended August 31, 2016, 2017 and 2018 were as follows:

	For the years ended August 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Income before income tax expense and share of net (loss)/income from equity investees	259,256	337,260	318,305	46,604
PRC statutory tax rate	25%	25%	25%	25%

Income tax at statutory tax rate	64,814	84,315	79,576	11,651
Non-deductible expenses	17,974	9,151	40,141	5,876
International tax rate difference	—	—	(4,189)	(613)
Preferential tax rate	—	—	(17,327)	(2,537)
Additional tax deduction for qualified research and development expenses	—	—	(2,066)	(302)
Change in valuation allowance	(11,737)	(15,314)	(14,241)	(2,085)
Expired loss	—	12,293	14,950	2,189
Interest and penalty	445	1,571	1,494	219
Effect of changes in tax rates on deferred taxes	—	—	10,141	1,485

Income tax expense	71,496	92,016	108,479	15,883

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.       Income Taxes (continued)

The significant components of the Group’s deferred tax assets were as follows:

	For the years ended August 31,
	2017	2018	2018
	RMB	RMB	US$
Non-current deferred tax assets:
Tax loss carry forward	117,946	114,777	16,805
Accrued expenses and other payables	45,115	60,752	8,895
Others	1,349	2,234	327
Less: valuation allowance	(126,535)	(116,979)	(17,127)
Non-current deferred tax assets, net	37,875	60,784	8,900

Non-current deferred tax liabilities:
Unrealized gain on investments	(3,870)	(14,465)	(2,118)
Unrealized gain on available-for-sale securities	(2,505)	—	—
Accelerated depreciation of fixed assets	—	(4,297)	(630)
Intangible assets	(2,404)	(28,095)	(4,113)
Non-current deferred tax liabilities, net	(8,779)	(46,857)	(6,861)

Deferred tax assets, net	29,096	13,927	2,039

The Group operates through subsidiaries, VIEs and subsidiaries of VIEs and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that were in a 3-year cumulative loss and are not forecasting profits in the near future as of August 31, 2017 and 2018. In making such determination, the Group also evaluated a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14. Income Taxes (continued)

As of August 31, 2018, the Group had taxable losses of RMB463,070 (US$67,799) derived from entities in the PRC, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss will expire from December 31, 2018 to 2023 if not utilized.

Unrecognized Tax Benefit

As of August 31, 2017 and 2018, the Group had unrecognized tax benefit of RMB12,720 and RMB15,991 (US$2,341), of which RMB1,823 and RMB1,916 (US$281), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This primarily represents the estimated income tax expense the Group would pay should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of August 31, 2017 and 2018, unrecognized tax benefits of RMB1,823 and RMB1,916 (US$281), respectively, if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.  Income Taxes (continued)

	For the years ended August 31,
	2017	2018	2018
	RMB	RMB	US$

Balance at September 1	9,671	12,720	1,862
Increase	4,023	3,947	578
Decrease	(974)	(676)	(99)
Balance at August 31	12,720	15,991	2,341

In the years ended August 31, 2016, 2017 and 2018, the Group recorded interest expense accrued in relation to the unrecognized tax benefit of RMB445, RMB1,571 and RMB1,494 (US$219) in income tax expense, respectively. Accumulated interest expense recorded in unrecognized tax benefit was RMB2,115 and RMB3,610 (US$529) as of August 31, 2017 and 2018, respectively.

As of August 31, 2018, the tax years ended December 31, 2013 through period ended as of the reporting date for the WFOE, the VIEs and VIEs’ subsidiaries remain open to examination by the PRC tax authorities.

15.       Shareholder distribution

In 2016, as a result of a restructuring within the Group, cash consideration of RMB1,422,100 (US$208,213) was paid to certain shareholders that exited their investment in the Group which was accounted for as distribution to the Company’s shareholders.

16.       Shareholders’ Equity

On March 28, 2018, the Company completed its IPO on the New York Stock Exchange. The Company offered 16,300,000 ADSs representing 652,000,000 Class A ordinary shares at US$11.00 per ADS. Net proceeds from the IPO deducting underwriting discount were RMB1,048,660 (US$153,537). IPO costs of RMB26,752 (US$3,917) were recorded as reduction of the proceeds from the IPO in shareholders’ equity.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.       Shareholders’ Equity (continued)

Pursuant to the Company’s memorandum and articles of association, upon the completion of the IPO, all of the then outstanding redeemable convertible preferred shares automatically converted into 3,568,365,545 Class A ordinary shares and the related aggregate carrying value of  RMB4,272,293 was reclassified from mezzanine equity to shareholders’ equity.  The participating rights (liquidation and dividend rights) of the Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Holders of Class A and Class B ordinary shares shall all time vote together as one class on all resolutions submitted to a vote by the shareholders. Each share of Class A and Class B ordinary shares entitle the holder thereof to one vote per share and twenty votes per share on all matters subject to vote at general meetings of the Company respectively. Each share of Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of Class B ordinary share delivering a written notice to the Company that such holders elect to convert a specified number of Class B ordinary shares into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.       Shareholders’ Equity (continued)

For the years ended August 31, 2016, 2017 and 2018, no Class A ordinary shares were issued pursuant to exercise of share options.

As of August 31, 2018, the Company had ordinary shares outstanding comprising of 4,220,365,545 Class A ordinary shares and 2,296,842,016 Class B ordinary shares, respectively. No Class B ordinary shares were converted into Class A ordinary shares as of August 31, 2018.

17.       Related Party Transactions

The Group had the following balances with related parties as of August 31, 2017 and 2018, respectively:

Names of the related parties	Relationship with the Group

Xi Zhang (“Mr. Xi Zhang”)	Founder
Shanghai Ya Qiao Education Investment Co., Ltd. (“Ya Qiao Education”)	Equity investee
JiaXue Tiandi Network Technology Co., Ltd. (“JiaXue Tiandi”)	Equity investee

(a)         Amounts due from the related parties

	As of August 31,
	2017	2018	2018
	RMB	RMB	US$

Mr. Zhang	81,254	—	—
Ya Qiao Education	16,500	16,500	2,416
JiaXue Tiandi	6,000	—	—
	103,754	16,500	2,416

The amounts due from Ya Qiao Education is interest-free, unsecured and payable within 5 years from draw down in April 2017.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.       Other non-current assets

Other non-current assets consisted of the following:

	As of August 31,
	2017	2018	2018
	RMB	RMB	US$

Rental deposits	50,634	85,596	12,532
Prepayment for long-term investments	3,953	165,377	24,213
Others	—	145	21
	54,587	251,118	36,766

19.       Loans

	As of August 31,
	2017	2018	2018
	RMB	RMB	US$

Long-term bank loan	—	405,000	59,297
Long-term bank loan, current portion	—	45,000	6,589
Short-term bank loans	5,000	—	—

On February 22, 2017, Shanghai OneSmart entered into a banking facility agreement with China Merchants Bank, pursuant to which Shanghai OneSmart is entitled to borrow a RMB unsecured loan of RMB5,000 (US$732) with a interest rate of 5.3%. The Company refunded the RMB5,000 facility in full on October 31, 2017. The loan is intended for general working capital purposes.

On November 27, 2017, Shanghai OneSmart entered into a banking facility agreement with Shanghai Pudong Development Bank, pursuant to which Shanghai OneSmart is entitled to borrow a RMB denominated loan of RMB450,000 (US$65,886) for five-year with a floating interest rate benchmarked to the five-year lending rate of People’s Bank of China. The loan is guaranteed by the Company, Shanghai Jing Xue Rui, and the Founder, Xi Zhang. The Company drew down the RMB450,000 facility in full on December 13, 2017. The loan is intended for general working capital purposes.

As of  August 31, 2018, the long-term loan principal will be due according to the following schedule:

	RMB	US$
December 12, 2018	45,000	6,589
December 12, 2019	67,500	9,883
December 12, 2020	90,000	13,177
December 12, 2021	112,500	16,471
December 12, 2022	135,000	19,766
	450,000	65,886

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

20.       Earnings/(Loss) Per Share

The following table sets forth the computation of basic and diluted net income per share for the following periods:

	As of August 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Numerator:
Net income attribute to OneSmart International Education Group Limited’s shareholders	189,353	258,827	245,936	36,008
Accretion to redemption value of Preferred Shares	—	—	(962,905)	(140,982)
Deemed dividend—repurchase of Preferred Shares	—	—	(4,266)	(625)
Allocation of undistributed earnings to redeemable convertible preferred shares	(81,770)	(111,771)	—	—
Net income/(loss) attributable to ordinary shareholders for computing net income per ordinary share — basic and diluted	107,583	147,056	(721,235)	(105,599)

Denominator:
Weighted average number of shares used in calculating net income per ordinary share — basic and diluted (in millions of shares)	2,534	2,534	4,145	4,145

Earnings/(loss) per share — basic and diluted	0.0425	0.0580	(0.1740)	(0.0255)

The Company had no potential Ordinary Shares outstanding during the years ended August 31, 2016 and 2017, except for the redeemable convertible preferred shares which were issued as part of the Reorganization and presented on a retroactive basis.  The redeemable convertible preferred shares did not share the losses of the Company. The redeemable convertible preferred shares did not have an impact on diluted EPS for the years ended August 31, 2016, 2017 and 2018, on an if-converted or two-class method, as the redeemable convertible preferred shares did not carry any preferred dividend rights and only participate in all dividends on a one-to-one per-share basis with holders of Ordinary Shares.

No adjustments were made to the basic loss per share amount presented for the year ended August 31, 2018 as the impact of the outstanding share potions were anti-dilutive.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

21.       Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income were as follows:

	Unrealized gains on available-for- sale securities /investments	Foreign currency translation adjustment	Total
	RMB		RMB

Balance as of September 1, 2016	5,828	—	5,828
Other comprehensive income before reclassification, net of tax	24,656	—	24,656
Amounts reclassified from accumulated other comprehensive income, net of tax	(11,361)	—	(11,361)
Balance as of August 31, 2017	19,123	—	19,123
Other comprehensive income before reclassification, net of tax	37,157	—	37,157
Amounts reclassified from accumulated other comprehensive income, net of tax	(13,838)	—	(13,838)
Foreign currency translation adjustment	—	86,458	86,458
Balance as of August 31, 2018	42,442	86,458	128,900

Balance as of August 31, 2018, in US$	6,214	12,659	18,873

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

22.       Redeemable Convertible Preferred Shares

The Company issued 1,890,686,563 and 35,757,200 of Series A and Series A-1 redeemable convertible preferred shares (the “Preferred Shares”) to shareholders of the VIEs in connection with the Reorganization. The Preferred Shares are recorded at fair value on the issuance date and is presented on a retroactive basis.

In September 2017, immediately following the Reorganization, the Company issued 1,840,535,677 Series A-1 redeemable convertible preferred shares to new investors for total cash consideration of RMB1,840,536 (US$269,478). Accretion charge of RMB758,898 (US$111,112), related to the Series A-1 redeemable convertible preferred shares was recorded as an increase to the net loss attributable to ordinary shareholders.

In September 2017, immediately following the Reorganization, the Company subsequently repurchased an aggregate of 341,256,445 Series A redeemable convertible preferred shares for cash consideration of US$46,850 from Then Shareholders.

In December 2017, the Founder transferred 142,642,550 of his Class B ordinary shares to a new investor for cash consideration of RMB163,023 (US$23,869) and each of such transferred ordinary share was re-designated as a Series A-1 redeemable convertible preferred share. Accretion charge of RMB204,007 (US$29,869), related to the Series A-1 redeemable convertible preferred shares was recorded as an increase to the net loss atrributable to  ordinary shareholders.

The following is a summary of the significant terms of the Preferred Shares:

Conversion rights

The holders of the Preferred Shares were entitled to convert, at the option of the holder thereof, at any time following the date of the first issuance of the respective Preferred Shares applicable of such Preferred Share, into such number of Class A ordinary shares as was determined by dividing the deemed issue price (“Adjusted Issue Price”) applicable to such series of Preferred Shares by the conversion price applicable to such series of Preferred Shares (the “Conversion Price”), in effect on the date of conversion. The initial Conversion Price shall initially equal the Adjusted Issue Price applicable to such Preferred Share, and shall be adjusted from time to time. The initial conversion ratio for Preferred Shares to Class A ordinary shares shall be 1:1.

Automatic Conversion

Each Preferred Share, shall automatically be converted into one Class A ordinary share at the then-effective conversion ratio applicable to such Preferred Share upon the closing of a firm commitment underwritten public offering in the United States on the New York Stock Exchange or the NASDAQ Global Market pursuant to an effective registration statement under the Securities Act, or on the Main Board of Hong Kong Stock Exchange or another internationally recognized stock exchange approved by the Board, including certain directors appointed by the Series A-1 redeemable convertible preferred shareholders, covering the offer and sale of Class A ordinary shares of the Company to the public, at a public offering price per share that implies a market capitalization of the Company immediately prior to such offering of not less than (i) RMB6,500,000 or its US$ equivalent if the IPO occurs within 18 months following the closing date of the Preferred Shares issuance (the “ Closing Date”), (ii) RMB7,000,000 or its US$ equivalent if the IPO occurs within 18 to 27 months following the Closing Date, or (iii) RMB7,500,000 or its US$ equivalent if the IPO occurs after 27 months following the Closing Date but before the third anniversary of the Closing Date, (the “Qualified IPO”).

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

22.       Redeemable Convertible Preferred Shares (continued)

Dividends

The holders of the Preferred Shares shall be entitled to receive dividends when and if declared by the Board of Directors, pro rata on an as-converted basis, without preference on the ordinary shares or any other classes of shares of the Company.

No dividends were declared for the periods presented.

Voting rights

The holders of each Preferred Shares were entitled to the number of votes equal to the number of Class A ordinary shares into which such Preferred Share could be converted at the voting date.

Redemption

The Preferred Shares were redeemable by the holders at any time after the earlier of the occurrence of the following event: (i) the Company fails to complete a Qualified IPO within 36 months after the closing of the Preferred Shares issuance (ii) relevant transactions have not been completed in accordance with the documents governing the Reorganization within 12 months following the closing of the Reorganization, and (iii) material breach of certain governing documents of the Reorganization where the breach remains un-remedied within 30 days after a written notice is delivered by certain holders of Series A-1 redeemable convertible preferred shares. Redemption were at amounts equal to the sum of the Adjusted Issue Price plus accrued daily interest at 10% per annum and all declared but unpaid dividends.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution shall be made as follows:

•                  First, the holders of Series A-1 redeemable convertible preferred shares were entitled to receive an amount equal to issue price, reduced by any and all dividends received on or before the date of such distribution and any net proceeds from any sale, transfer or other disposition of Series A-1 redeemable convertible preferred shares received by such holders of preferred shares, in preference to any distribution to the holder of the Series A redeemable convertible preferred shares and the Ordinary Shares of the Company; and

•                  After payment was made to the holders of the Series A-1 redeemable convertible preferred shares holders in accordance with the above, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably among all shareholders according to the number of Ordinary Shares and Preferred Shares as if they had been converted into Class A ordinary shares immediately prior to such liquidation, dissolution or winding up of the Company.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

22.       Redeemable Convertible Preferred Shares (continued)

Initial Measurement and Subsequent Accounting for the Preferred Shares

The Preferred Shares did not meet the criteria of mandatorily redeemable financial instruments specified in ASC 480-10-S99, and were classified as mezzanine equity in the consolidated balance sheets. The Preferred Shares were initially measured at fair value. Beneficial conversion features exist when the conversion price of the Preferred Shares is lower than the fair value of the Class A ordinary shares at the commitment date, which was the issuance date in the Company’s case. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the redeemable convertible preferred shares as a contribution to additional paid-in capital. On the commitment date, the most favorable conversion price used to measure the beneficial conversion feature of the Preferred Shares was higher than the fair value per Class A ordinary share and therefore no bifurcation of beneficial conversion feature was recognized. The Company determined the fair value of the Class A ordinary shares with the assistance of an independent third party valuation firm.

23.       Restricted Net Assets

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s foreign investment enterprises, the VIEs and the VIEs’ subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of each company. These reserves include (i) general reserve and (ii) the development fund.

Subject to certain cumulative limits, in the event the Company’s board of directors declares dividends, the general reserve requires annual appropriations of 10% of after-tax income as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity’s registered capital; the other reserve appropriations are at the Company’s discretion. The general reserve can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended August 31, 2016 and 2017, the Group’s appropriations to the general reserve were nil as no dividends were declared. Duing the year ended August 31, 2018, the Group’s appropriations to the general reserve was RMB450 (US$66).

PRC laws and regulations also require private schools to make annual appropriations of no less than 25% of after-tax income plus an annual increase according to the net assets of the schools to its development fund, which is to be used for the construction or maintenance of the schools or procurement or upgrading of educational equipment. As of the year ended August 31, 2016, the private schools owned by the Company were either in loss positions or made immaterial after-tax income as determined in accordance with generally accepted accounting principles in the PRC, therefore no appropriations were made. As of August 31, 2017 and 2018, total appropriation of RMB3,739 and RMB3,822 (US$560) was made, respectively.

The general reserve and development fund cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Relevant PRC laws and regulations restrict the WFOE, the VIEs and the VIEs’ subsidiaries from transferring certain of their net assets to the Company in the form of loans, advances or cash dividends. Amounts restricted include the paid in capital and additional paid in capital of the WFOE, the VIEs and the VIEs’ subsidiaries, totaling approximately RMB2,867,220 (US$419,798) as of August 31, 2018.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

24.       Commitments and Contingencies

(a)         Operating lease commitments

The group leases offices and classroom facilities under operating leases. Future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year consisted of the following as of  August 31,2018:

	RMB	US$
2019	416,260	60,946
2020	381,450	55,849
2021	330,518	48,392
2022	260,823	38,188
2023 and thereafter	250,305	36,648

Total	1,639,356	240,023

For the years ended August 31, 2016, 2017 and 2018, total rental expenses for all operating leases amounted to approximately RMB151,335, RMB222,711 and RMB338,186 (US$49,515), respectively.

(b)         Capital expenditure commitments

The group has commitments for the construction of leasehold improvements associated with its study centers of RMB11,127 (US$1,629) as of August 31,2018, which are expected to be paid within one year.

(c)          Contingencies

The Company is subject to a number of licensing requirements from different governmental authorities. Many local government authorities historically adopted different practices in granting educational permits to private schools or issuing business licenses to companies that provide after-school tutoring services and have yet to take a clear view on the interpretation and implementation of the Amended Law for Promoting Private Education that took effect on September 1, 2017.

As of August 31, 2018, some of the Group’s study centers have not received the requisite permits or registration licenses that are required by the relevant authorities in certain cities. The requiste permits for certain study centers are under renewal. In certain locations there are uncertainties with regard to whether the operating licenses the Company obtained have fully covered the business conducted by its study centers. The Company may be required to complete the rectification of such non-compliance by making timely application for the revelant permits or registration licenses for such study centers by the prescribed rectification timeframe. Specifically, the Company’s business operations in Shanghai must either be registered as for-profit entities or as not-for-profit entities. As a result, the Company needs to re-register or obtain new permits for all study centers in Shanghai by December 31, 2019. Moreover, a few of the Company’s study centers lack fire safety permits and may be subject to administrative fines, be ordered to suspend operations of those study centers, or may have to break the Company’s existing leases.

On August 6, 2018, the General Office of the State Council promulgated the Opinion of the General Office of the State Council on Regulating the Development of After-School Tutoring Institutions, or the After-School Tutoring Institutions Opinions, which came into effect on the same date. The After-School Tutoring Institutions Opinions places further emphasis on alleviation of after-school burden on primary and middle school students and puts forward further requirements to promote the normative development of after-school tutoring instutions. Some local authorities have promulgated rules to further implement the After-School Tutoring Institutions Opinions and strengthened supervision and administration on after-school tutoring institutions.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

24.       Commitments and Contingencies (continued)

(c)          Contingencies (continued)

The After-School Tutoring Institutions Opinions are relatively new and there remain uncertainties in respect of their interpretation and implementation.

An estimate for the reasonably possible loss or a range of reasonably possible losses associated with these contingencies cannot be made at this time.

25.       Fair Value Measurement

The Group applies ASC 820 (“ASC 820”), Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Assets Measured or Disclosed at Fair Value

In accordance with ASC 820, the Company measures available-for-sale investments a at fair value on a recurring basis. The fair value of the Group’s available-for-sale investments are measured using the income approach, based on the value indicated by current market expectations about those future amounts with the exception of one debt security, which was measured using the market approach, based on market value of comparable companies operating in similar businesses and other significant inputs derived from or corroborated by observable market data.

The Group measures certain financial assets, including equity method investments and cost method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as goodwill, intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.       Fair Value Measurement (continued)

Assets measured or disclosed at fair value are summarized below (continued):

		Fair value measurement or disclosure at August 31, 2017 using
	Total fair value at August 31, 2017	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains
	RMB	RMB	RMB	RMB	RMB

Fair value measurement
Recurring
Short-term investments:
Available-for-sales securities	274,822	11,383	—	263,439	10,023
Long-term investments:
Available-for-sales investments	53,974	—	—	53,974	15,475
Total assets measured at fair value	328,796	11,383	—	317,413	25,498

Total assets measured at fair value in US$	48,140	1,667	—	46,473	3,733

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.       Fair Value Measurement (continued)

Assets measured or disclosed at fair value are summarized below (continued):

		Fair value measurement or disclosure at August 31, 2018 using
	Total fair value at August 31, 2018	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total (loss)/gains
	RMB	RMB	RMB	RMB	RMB

Fair value measurement
Recurring
Short-term investments:
Available-for-sales securities	304,824	—	—	304,824	(1,776)
Long-term investments:
Available-for-sales investments	180,483	—	—	180,483	59,637
Total assets measured at fair value	485,307	—	—	485,307	57,861

Total assets measured at fair value in US$	71,055	—	—	71,055	8,472

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

26.       Subsequent Events

In September 2018, the Company acquired 100% equity interest in Tianjin Huaying Education Co., Ltd. for cash consideration of RMB240.0 million (US$35.1 million). The company is in the process of evaluating the fair value of equity interest acquired to determine the purchase price allocation.

In October 2018, the Company acquired 30% equity interest in Beijing Tus-Juren Education Technology Co., Ltd. for cash consideration of RMB239.4 million (US$35.1 million). The company is in the process of evaluating the fair value of equity interest acquired to determine the purchase price allocation.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

27.       Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of August 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	—	854,132	125,056
Short-term investments	—	204,900	30,000
Other current assets	—	257	38
Total current assets	—	1,059,289	155,094

Non-current assets:
Long-term investment	—	67,346	9,860
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	287,782	2,140,954	313,463
Total non-current assets	287,782	2,208,300	323,323

TOTAL ASSETS	287,782	3,267,589	478,417

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Non-current liabilities:
Amounts due to subsidiaries	—	2,242,914	328,392
Total liabilities	—	2,242,914	328,392

Mezzanine equity:
Series A redeemable convertible preferred shares (US$0.000001 par value; 1,890,686,563 shares authorized as of August 31, 2017; 1,890,686,563 issued and outstanding as of August 31, 2017; the automatic conversion of all preferred shares into Class A ordinary shares on a one-for-one basis upon listing and commencement of trading of the ADSs on March 28, 2018)	1,713,344	—	—
Series A-1 redeemable convertible preferred shares (US$0.000001 par value; 35,757,200 shares authorized as of August 31, 2017; 35,757,200 issued and outstanding as of August 31, 2017; the automatic conversion of all preferred shares into Class A ordingary shares on a one-for-one basis upon listing and commencement of trading of the ADSs on March 28, 2018)	36,556	—	—
Total Mezzanine equity	1,749,900	—	—

Shareholder’ (deficit)/equity:
Class A ordinary shares (US$0.000001 par value; 44,134,792,439 and 37,703,157,984 shares authorized as of August 31, 2017 and 2018, respectively; 94,897,359 and 4,220,365,545 issued and outstanding as of August 31, 2017 and 2018, respectively)	1	26	4
Class B ordinary shares (US$0.000001 par value; 2,439,484,566 and 2,296,842,016 shares authorized as of August 31, 2017 and 2018, respectively; 2,439,484,566 and 2,296,842,016 issued and outstanding as of August 31, 2017 and 2018, respectively)	16	16	2
Additional paid-in capital	82,139	5,426,503	794,510
Statutory reserves	3,739	4,272	625
Accumulated deficit	(1,567,136)	(4,535,042)	(663,989)
Accumulated other comprehensive income	19,123	128,900	18,873
Total shareholders’ (deficit)/equity	(1,462,118)	1,024,675	150,025
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	287,782	3,267,589	478,417

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

27.       Condensed Financial Information of the Company (continued)

Condensed statements of income

	For the years ended August 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative	—	—	(528)	(77)
Foreign exchange gain	—	—	2,574	377
Share of profit in subsidiaries, VIEs and VIEs’ subsidiaries	189,353	258,827	243,890	35,708
Income before income tax provision	189,353	258,827	245,936	36,008

Provision for income tax	—	—	—	—
Net income	189,353	258,827	245,936	36,008
Allocation of undistributed earnings to redeemable convertible preferred shares	(81,770)	(111,771)	—	—
Accretion to redemption value of redeemable convertible preferred shares	—	—	(962,905)	(140,982)
Deemed dividend-repurchase of redeemable convertible preferred shares	—	—	(4,266)	(625)
Net income/(loss) attributable to ordinary shareholders of OneSmart International Education Group Limited	107,583	147,056	(721,235)	(105,599)

Condensed statements of comprehensive income

	For the years ended August 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net income	189,353	258,827	245,936	36,008
Other comprehensive income	5,798	13,295	23,319	3,414
Foreign currency translation adjustment	—	—	86,458	12,659
Comprehensive income	195,151	272,122	355,713	52,081

Condensed statements of cash flows

	For the years ended August 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net cash provided by operating activities	—	—	(527)	(77)
Net cash used in investing activities	—	—	(1,682,281)	(246,308)
Net cash provided by financing activities	—	—	2,484,973	363,832
Effect of exchange rate changes	—	—	51,967	7,609
Net increase in cash and cash equivalents	—	—	854,132	125,056
Cash and cash equivalents at beginning of year	—	—	—	—
Cash and cash equivalents at end of year	—	—	854,132	125,056

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

27.       Condensed Financial Information of the Company (continued)

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs.

The parent company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries, VIEs and VIEs’ subsidiaries” and their respective profit or loss as “Share of profit in subsidiaries, VIEs and VIEs’ subsidiaries” on the condensed statements of income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIEs is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIEs or is otherwise committed to provide further financial support. If the subsidiary and VIEs subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.