Form 20-F
period 2019-08-31
OneSmart International Education Group Ltd
filed 2019-12-16
CIK 1722380

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended August 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Honggang (Greg) Zuo, Chief Financial Officer 165 West Guangfu Road Putuo District, Shanghai People’s Republic of China Telephone: +86-21-5255-9339 Email: greg.zuo@onesmart.org
(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each American depositary share representing 40 Class A ordinary shares	ONE	New York Stock Exchange
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

As of August 31, 2019, there were 6,427,103,843 ordinary shares outstanding, par value US$0.000001 per share, being the sum of 4,130,261,827 Class A ordinary shares and 2,296,842,016 Class B ordinary shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only, references in this annual report to:

•                  “ADSs”  are to our American depositary shares, each of which represents 40 Class A ordinary shares;

•                  “ADRs” are to the American depositary receipts that evidence our ADSs;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  each “enrollment,” for the purpose of calculation, are to a student who takes at least one class for one subject in a certain period is treated as one enrollment in the same period. Under this methodology, a student taking at least one class for each of two subjects in a certain period is treated as two enrollments in the same period. The number of students enrolled in our invested schools is not included for this purpose;

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

•                  our relationships with our students, their parents, our business partners and other stakeholders;

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

ITEM 3.                             KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of income data for the fiscal years ended August 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of August 31, 2018 and 2019, and selected consolidated cash flow data for the years ended August 31, 2017, 2018 and 2019, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for the fiscal year ended August 31, 2016, the selected consolidated balance sheet data as of August 31, 2016 and 2017 and the selected consolidated cash flow data for the year ended August 31, 2016 are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with the accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5—A. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended August 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statement of Income:
Net revenues	1,528,619	2,057,557	2,862,692	3,993,873	558,248
Cost of revenues	(729,937)	(1,002,266)	(1,413,090)	(2,072,067)	(289,625)
Gross profit	798,682	1,055,291	1,449,602	1,921,806	268,623
Operating expenses:(1)
Selling and marketing	(261,330)	(369,221)	(590,589)	(816,658)	(114,149)
General and administrative	(303,270)	(381,332)	(629,596)	(876,609)	(122,529)
Total operating expenses	(564,600)	(750,553)	(1,220,185)	(1,693,267)	(236,678)
Operating income	234,082	304,738	229,417	228,539	31,945
Interest income	12,365	13,484	23,824	81,207	11,351
Interest expense	—	(192)	(18,660)	(60,637)	(8,476)
Other income	16,032	19,410	89,320	82,836	11,578
Other expense	(3,950)	—	(4,428)	(15,738)	(2,200)
Foreign exchange gain/(loss)	727	(180)	(1,168)	(138)	(19)
Income before income tax and share of net (loss)/income from equity investees	259,256	337,260	318,305	316,069	44,179
Income tax expense	(71,496)	(92,016)	(108,479)	(121,541)	(16,989)
Income before share of net (loss)/income from equity investees	187,760	245,244	209,826	194,528	27,290
Share of net (loss)/income from equity investees	(993)	(1,939)	4,630	(28,325)	(3,959)
Net income	186,767	243,305	214,456	166,203	23,231
Add: Net (income)/ loss attributable to non-controlling interests	2,586	15,522	31,480	79,165	11,065
Net income attributable to OneSmart International Education Group Limited’s shareholders	189,353	258,827	245,936	245,368	34,296
Earnings/(loss) per share:
Basic	0.0425	0.0580	(0.1740)	0.0380	0.0053
Diluted	0.0425	0.0580	(0.1740)	0.0366	0.0051

Shares used in earnings/(loss) per share computation (in millions of shares):
Basic	2,534	2,534	4,145	6,460	6,460
Diluted	2,534	2,534	4,145	6,709	6,709

(1)         Including share-based compensation expenses as set forth below:

	Year Ended August 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Allocation of Share based Compensation Expenses
Selling and marketing	795	735	2,113	906	127
General and administrative	56,553	24,240	144,373	70,626	9,871
Total	57,348	24,975	146,486	71,532	9,998

The following table presents our selected consolidated balance sheet data as of the periods indicated:

	As of August 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet:
Cash and cash equivalents	266,238	981,772	1,410,747	1,386,412	193,787
Total current assets	1,160,018	1,609,745	2,479,565	2,419,625	338,205
Total assets	1,419,067	2,317,610	4,202,927	6,071,475	848,646
Total current liabilities	1,406,627	1,988,358	2,661,471	3,390,300	473,883
Total liabilities	1,415,710	2,001,370	3,107,684	4,914,002	686,859
Total mezzanine equity	1,749,900	1,749,900	—	—	—
Total shareholders’ (deficit)/equity	(1,746,543)	(1,433,660)	1,095,243	1,157,473	161,787

The following table presents our selected consolidated cash flow data for the periods indicated:

	Year Ended August 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	613,715	773,281	867,370	345,374	48,273
Net cash used in investing activities	(496,730)	(80,961)	(1,169,244)	(1,392,335)	(194,613)
Net cash provided by/(used in) financing activities	(21,621)	23,214	652,605	988,358	138,148
Effect of exchange rate changes	—	—	78,244	34,268	4,790
Net increase in cash and cash equivalents	95,364	715,534	428,975	(24,335)	(3,402)
Cash and cash equivalents, at beginning of year	170,874	266,238	981,772	1,410,747	197,189
Cash and cash equivalents, at end of year	266,238	981,772	1,410,747	1,386,412	193,787

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

We constantly upgrade our proprietary online teaching resource database named “OneSmart Teaching Bank” and improve the teaching materials of our existing programs as well as develop new program offerings to meet our students’ study needs and evolving market demands. However, changes to our teaching materials or the expansion of the new programs may not be well received by existing or prospective students or their parents. Even if we are able to improve our existing programs or develop new programs that are well received, we may not be able to improve or introduce them in a timely or cost-effective manner. If we do not respond adequately to changes in market demands, our ability to attract and retain students may be impaired, and our financial results could suffer.

In addition, we have heavily invested in human capital, financial and facility resources and management time and attention in the development and marketing of our newer education programs. We launched HappyMath in 2014 and acquired FasTrack English in 2018, and the average monthly enrollments in HappyMath and FasTrack English reached 27,024 and 15,934 in the fiscal year ended August 31, 2019, respectively. Both HappyMath program and FasTrack English program have achieved fast growth in the fiscal year ended August 31, 2019. Compared with our premium tutoring services, we have limited experience with the teaching materials or relevant services of those newer programs and it is not certain whether or not the newly developed programs can be well received by the market. We also cannot assure you that any of our newer programs will achieve the same level of market acceptance as our premium tutoring services or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts, any failure of which may adversely affect our results of operations and financial condition.

Failure to efficiently manage the expansion of our study centers may materially and adversely affect our ability to capitalize on new business opportunities.

Our business has experienced significant growth in recent years. We have increased the number of study centers from 195 as of August 31, 2017 to 432 as of August 31, 2019. We plan to continue to increase the number of our study centers and expand our operations in different geographic markets in China. Our expansion has resulted, and will continue to result, in substantial investments in teachers and management, capital expenditures, marketing expenses and other resources. We may not be able to attract sufficient student enrollments or charge premium pricing for our courses that are high enough for us to recover our costs, in particular, in the geographic markets which we are not familiar with and which are already dominated by local competitors. If as a result our new study centers are not ramped up as expected, our overall financial performance may be materially and adversely affected. Our planned expansion will also place significant pressure on us to maintain the consistency of our teaching quality, controls and policies to ensure that our brand does not suffer as a result of any decrease, whether actual or perceived, in the quality of our programs and services. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, maintain or increase our gross and operating profit margins, recruit and retain qualified teachers and management personnel, successfully integrate new study centers into our operations and otherwise effectively manage our growth. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which may have a material and adverse impact on our financial condition and results of operations.

We face intense competition in our industry, which could lead to our premium pricing pressure, reduced operating margins, loss of market share, departure of qualified faculty and increased capital expenditures.

The K-12 after-school private education market in China is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and further intensify. We face competition in each type of the services we offer and in the markets in which we operate. Our competitors at the national level mainly include New Oriental, TAL, Puxin, ONLY, GSX Techedu and Kooleam. We compete with them in many aspects, including the quality of program and curriculum offerings, tuition fee levels, qualified teachers and other key personnel and facility locations and conditions. Our competitors may offer similar programs with different pricing and service packages that may be more appealing than our offerings. In addition, some of our competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products, and respond more quickly than we can to changes in student needs, testing materials, admission standards, market trends or new technologies. Moreover, the increasing use of the internet and advances in internet-related and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and physical facility-related entry barriers to providing private education services. As a result, smaller companies or internet-content providers may be able to offer their programs, services and products at the PC or mobile end quickly and cost-effectively to a large number of students with less capital expenditure than previously required. Consequently, we may be pressured to reduce tuition fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease in our revenues and profitability. If we are unable to maintain our competitive position or otherwise respond to competition effectively, we may lose our market share and our profitability may be adversely affected.

We are subject to governmental policies, licensing and compliance requirements for operating our K-12 after-school education business.

We are subject to a number of licensing requirements from different governmental authorities. For example, before the Amended Law for Promoting Private Education took effect on September 1, 2017, or the 2017 Private Education Law, we were required to obtain an educational permit issued by the local counterparts of the Ministry of Education, or MOE, and register with the local counterparts of Ministry of Civil Affairs to provide after-school education services. Alternatively, we may register with the local counterparts of the State Administration for Industry and Commerce as a commercial private training institution, according to the regulations or rules promulgated by the local government.

Under the Amended Law for Promoting Private Education taking effect on December 29, 2018, or the Amended Private Education Law, all private schools and training institutions that operate for profit are required to obtain an educational permit and a business license. If we fail to obtain or maintain the licenses or permits, or otherwise fail to comply with such policies and other requirements needed to operate our business and facilities, our operations may be disrupted or discontinued and our financial results and business may be materially and negatively impacted. On February 13, 2018, the General Office of the Ministry of Education, together with three other government authorities, promulgated the Notice on Alleviating After-School Burden on Primary and Middle School Students and Imposing Special Administration on After-School Training Institutions, or Alleviating After-School Burden Notice, which aims to alleviate after-school burden on primary and middle school students through inspection and rectification on after-school training institutions. This notice provides specific licensing and compliance requirements for operating primary and middle school after-school training institutions and requires that after-school training institutions that are not in compliance must complete all rectification before the end of 2018, or the Prescribed Rectification Timeframe. See “Item 4. Information on the Company—B. Business overview—Regulations—Regulations on Private Education in the PRC—Notice on Alleviating After-School Burden on Primary and Middle School Students and Imposing Special Administration on After-School Training Institutions.” Many local governments historically adopted different practices in granting educational permits to private schools or issuing business licenses to companies that provide after-school tutoring services and have yet to take a clear view on the interpretation and implementation of the amended law. These varying policies and practices adopted by local authorities in China have created significant obstacles for us to comply with all applicable rules and regulations for all of our local operations. For example, we were unable to obtain or renew certain requisite permits in Shanghai because the local authorities had discontinued accepting or approving applications since January 1, 2017 in anticipation of the amended Law of the Law for Promoting Private Education. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC—The Law for Promoting Private Education and Its Implementation Rules.”

As of August 31, 2019, 126 out of our 432 study centers do not hold the permits or registration licenses that are required by the relevant authorities, which contributed to 23.2% of the total revenue for the year ended August 31, 2019. 18 study centers have received the permits or registration licenses but have not yet obtained the permits or registration licenses for their site expansion. The education permit for one other study center is under renewal. Moreover, we are also in the process of applying for the education permits for certain study centers that have received the registration licenses, in accordance with the different local implementation rules for the Amended Law for Promoting Private Education promulgated by relevant local authorities. However, there can be no assurance that we can be in full compliance with those implementation rules in a timely manner due to the lack of certainty and clarity of such rules.

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

In December 2017, the municipal government of Shanghai promulgated a set of rules and regulations with respect to the operation and development of the private education business, which took effect on January 1, 2018. Our business operations in Shanghai are subject to the above-mentioned rules and regulations, under which private schools and training institutions in Shanghai must either be registered as for-profit entities or as not-for-profit entities. Each training institution is required to apply for new education permit in accordance with the requirements and procedures provided in the new rules by December 31, 2019. As a result, we need to re-register and/or obtain new permits for all of our study centers in Shanghai by December 31, 2019 in accordance with these new rules. See “Item 4. Information on the Company—B. Business review—Regulation—Regulations on Private Education in the PRC—Local Rules in Shanghai.” We cannot assure you that we will be able to successfully re-register and/or obtain new permits for our study centers and schools in Shanghai in a timely manner, or at all. Although a majority of our study centers in Shanghai were established in accordance with the local rules then in effect in Shanghai and are largely in compliance with the standards and requirements for applying for a new permit under the new rules, certain standards and requirements are newly introduced in these new rules, which may require us to modify our current business practices. For instance, the new rules require that a private training institution must not employ or compensate a teacher who is concurrently employed by primary or middle schools. Although we require our full-time and part-time teachers not to teach in other institutions while they are employed by us, we are not able to monitor their activities outside their working time with us and therefore cannot assure you that our teachers have always complied or will comply with such requirement. If any of our teachers works concurrently at other institutions, we may not be able to identify such non-compliances on a timely basis or at all, which may cause us to violate these new rules. Moreover, a portion of our teachers do not fully comply with the teacher qualification requirements under the new rules. These teachers may not be able to deliver any school entrance exam courses for compulsory education and may need to receive extended trainings before they obtain the requisite qualifications. In addition, since the new rules prohibit any courses for primary and middle school students past 8:30 p.m., some of our classes may need to be re-scheduled. Furthermore, since the local rules are newly promulgated, the application and interpretation of such rules remain uncertain. We cannot assure you that our views about the new rules will be consistent with the regulatory authorities. If we are unable to successfully and rapidly re-register and/or obtain requisite permits for all of our study centers and schools in Shanghai, or if we are unable to modify our operations in a cost-effective way, our business operations may be interrupted or suspended, and our operating results and prospects may be materially and adversely affected.

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

Moreover, as of August 31, 2019, 73 out of our 432 study centers lack required fire safety permits, which contributed to 5.2% of the total revenue for the year ended August 31, 2019. We cannot assure you that we will be able to obtain such permits or to timely respond to changes in the public security or fire safety standards publicized by the governmental authorities from time to time. We may be subject to administrative fines due to a lack of fire safety permits of the leased premises of our study centers, be ordered to suspend operations of those study centers, or may have to break our existing leases, if we fail to timely obtain such permits or meet the relevant standards, all of which could materially and adversely affect our financial results.

Our online education services may subject us to stringent regulations on licensing and government policies. We may be required to obtain certain licenses and permits for the operation of our online education programs according to relevant Chinese laws and regulations, for example, an ICP license. However, there is no assurance that we will be able to obtain all the requisite licenses and permits for online education services, or our efforts will result in full compliance given the significant amount of discretion the PRC authorities have in interpreting, implementing or enforcing rules and regulations and other factors beyond our control. We may be subject to warnings, fines or confiscation of gains derived from noncompliant operations if we do not obtain all of the required permits and licenses in time, and we may be unable to continue operations at our noncompliant study centers, which may materially and adversely affect our business and results of operations.

On July 12, 2019, the MOE and other five authorities issued The Implementation Opinion on Regulating After-School Online Tutoring, or the Implementation Opinion on Online Tutoring which provides requirements on the online after-school tutoring institutions mainly on filling requirements and examination and inspections that shall be undertook by the online after-school tutoring institution, such as examination and inspections on the content of their platforms, the qualifications of the teachers, the security of information and duration of the courses. The Implementation Opinion on Online Tutoring also regulates the fee policies, standards and refund policies on the online after-school tutoring institutions. Furthermore, on August 10, 2019, the MOE and other seven authorities issued the Opinion on Guiding and Regulating the Healthy Development of Online Education Applications, or the Opinion on Healthy Development of Online Education Applications, in which the filling requirements and examination and inspections requirement have been further strengthened. See “Item 4. Information on the Company—B. Business overview—Regulations—Regulations on Online and Distance Education.”

To comply with these and other requirements, we need to make necessary adjustments to our business and operations, which could be costly and time-consuming. We cannot assure you that we will be in full compliance with such requirements in time or at all. Any failure by us to comply with these and other requirements may subject us to administrative fines or penalties or order to suspend operations, which would materially and adversely affect our reputation, business, financial condition and results of operations.

Our business relies on our abilities to recruit, train and retain dedicated and qualified teaching staff.

Our teachers are critical to the quality of our services and our reputation. We seek to hire and train qualified and dedicated teachers who have a strong command of the subject areas and are capable of delivering innovative and inspiring instructions. There is a limited pool of teachers with these attributes, and we need to provide competitive compensation to attract and retain these teachers. In addition, criteria such as commitment and dedication are difficult to ascertain during the recruitment process.

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

In addition, our teaching staff are the ones who interact directly with our students and their families. Despite our constant emphasis on service quality, and our continuous training and close supervision of our teaching staff, we cannot assure you that our teaching staff will perform up to our service standards all the time. Any actual or perceived misbehavior or unsatisfactory performance of our teaching staff may damage our reputation and potentially adversely affect our results of operations and financial performance. ln particular, most of our classes are in one-on-one or one-on-three teacher to student settings in private study rooms. We cannot assure you that our teaching staff will always act and be perceived to act properly both in and outside of the classroom.

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

Regulations and policies that decrease the weight of scholastic competition achievements in the admissions process mandated by government authorities or adopted by schools have had, and may continue to have, an impact on our enrollments. For example, the MOE issued certain implementation guidelines in January 2014 to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students. Public schools may not use various competitions or examinations certificates as the criteria or basis for enrollment. In addition, pursuant to a notice issued by Shanghai Municipal Education Commission in November 2016, certificates and prizes obtained from competitions such as Olympic math competitions and English level tests must not be treated as the basis for admission by compulsory education stage schools, including primary schools and middle schools. On February 13, 2018, the General Office of the Ministry of Education, together with three other government authorities, promulgated the Alleviating After-School Burden Notice, which aims to alleviate after-school burden on primary and middle school students through inspection and rectification on after-school training institutions. The Alleviating After-School Burden Notice prohibits, among other things, after-school training institutions from inappropriately increasing the difficulties of the content of the courses, accelerating the after-school training course content beyond students’ study level, emphasizing exam-oriented teaching methods, or hosting standard grade examinations and competitions among primary and middle school students. We do not conduct any of the prohibited activities and believe our current programs will not be directly impacted by the Alleviating After-School Burden Notice. However, since the Alleviating After-School Burden Notice provides that primary and middle schools are strictly prohibited from setting admission criteria based on students’ post-tutoring performance at after-school training institutions, students and their parents may be less motivated to enroll in our primary and middle school entrance exam related courses, including those for mathematics and English. These policies may affect the enrollments in our programs, especially academic classes under OneSmart VIP, mathematics classes under “HappyMath,” and English classes under “FasTrack English”.

Our operations are heavily concentrated in Shanghai, and any event negatively affecting the after-school education market in this region could have a material adverse effect on our overall business and results of operations.

We derived a majority of our total revenues in the fiscal year 2019 from our operations in Shanghai, and we expect our operations in Shanghai to continue to constitute the major source of our revenues. The concentration of our business in Shanghai exposes us to geographical concentration risks related to this region. Any material adverse social, economic and political developments, such as a serious economic downturn, natural disaster or outbreak of contagious disease in this region, may negatively affect the demand for and/or our ability to provide after-school education services. Furthermore, in the event that the local government adopts regulations relating to private education that place additional restrictions or burdens on us, or the market in Shanghai experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

System disruptions to our centralized technology platform and information technology systems may adversely affect our teaching and operating activities.

The performance and reliability of our information technology infrastructure are critical to the consistency of our premium education services. Our proprietary centralized technology platform provides full technology support that connects our OneSmart Teaching Bank and our teaching service management and operating management systems. Our centralized technology platform and information technology systems could be vulnerable to interruption or malfunction due to events beyond our control, such as natural disasters, power outages or telecommunications failures. The security of our systems could also be compromised due to unauthorized access, hacking, computer viruses or other unanticipated problems. Material breakdown of our centralized technology platform and information technology system could result in the disruption of our operations and harm our service quality and reputation. Furthermore, we may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. Any such event may materially and adversely affect our business and results of operations.

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

Our results of operations are affected in large part by the pricing of our education services. We charge tuition based on each student’s grade level, the programs that the student is enrolled in and the region of the study center. Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our education services, the cost of our services, and the tuition and price charged by our competitors. Our ability to maintain the premium fee level or raise tuition is primarily dependent on the innovative and high-quality services and products we offer and the perception of our brand. Although we have been able to increase the tuition we charge our students in the past, we cannot guarantee that we will be able to maintain or increase our tuition in the future without adversely affecting the demand for our education services.

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

We cannot assure you that our teaching materials and content, products, platforms or other intellectual property developed or used by us do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. We have adopted policies and procedures to prohibit our employees and contractors from infringing upon third-party intellectual property rights. However, we cannot ensure that our teachers or other personnel will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes or via any medium through which we provide our services. We may incur liability for unauthorized duplication or distribution of materials used in our classes or posted on our websites. Any similar claim against us, even without any merit, could also damage our reputation and brand image. Any such event could have a material adverse effect on our business, financial condition and results of operations.

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

Pursuant to the Individual Income Tax Law of the PRC, as amended on August 31, 2018, which took effective on January 1, 2019, the amount of taxable income for the comprehensive income of an individual shall be the amount of income in each tax year after deduction of expenses of RMB60,000, special deductibles, special additional deductibles and other deductibles in accordance with relevant laws. Calculations of such special deductibles, special additional deductibles and other deductibles in accordance with relevant laws may result in an increase of our operating costs and expenses.

On March 21, 2018, the Central Committee of the Communist Party of China promulgated the Scheme of Deepening the Reform of Communist Party and State Institutions, or the Institution Reform Scheme, according to which premiums of pensions, medical insurance, unemployment insurance and other social insurance should be collected by the tax authorities. Such reform was gradually promoted and completed nationwide by March 2019. However, uncertainties remain as to the implementation by tax authorities of the Institution Reform Scheme and our compliance and operating costs and expenses may be increased as a result of its implementation.

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

In connection with our initial public offering, we undertook a series of corporate restructuring, or 2017 Restructuring. See “Item 4. Information on the Company—A. History and Development of the Company.” Prior to the 2017 Restructuring, we, through our predecessor holding company in the British Virgin Islands, adopted a 2013 share incentive plan in March 2013, which was replaced by a domestic share incentive plan of Shanghai OneSmart approved in February 2016, or the 2015 Plan. As a part of the 2017 Restructuring, we adopted an amended and restated 2015 share incentive plan in September 2017, which was further amended on February 5, 2018, or the Amended and Restated 2015 Plan. The maximum aggregated number of our ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 336,642,439 Class A ordinary shares, plus an annual 2.0% increase of the total number of ordinary shares outstanding on August 31 of the preceding calendar year of the Company on the first day of each of the nine-fiscal-year period commencing on September 1, 2018. Following the annual increase on September 1, 2019, the maximum aggregate number of shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 595,528,667. As of August 31, 2019, options to purchase a total of 408,181,898 Class A ordinary shares were issued and outstanding under the Amended and Restated 2015 Plan. We were, and may from time to time be, subject to disputes with our current or former employees or advisors who receive our share incentive grants, which may distract our management’s attention and attract negative publicity.

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

We are subject to the risks inherent to a franchise business model. We grant the right to certain institutions to operate our program offerings as a franchise under our main trademarks. As of August 31, 2019, there were 24 and 58 study centers to which we granted franchise operation rights under franchise agreements with our OneSmart VIP business and Fastrack English business (including 49 study centers with FastracKids, an acquired franchise business), respectively, and for the year ended August 31, 2019, franchise fees contributed to an immaterial portion of our total net revenues. Our control over our franchisees is limited and based on the contracts with them and our standardized supervision and monitoring procedures, which may not be as effective as direct ownership. Although we maintain comprehensive and rigorous supervisory procedures and set standards to guide our franchisees, our franchisees manage their businesses independently. In addition, it is the franchisees and their teachers, officers and employees that interact directly with students and their parents. In the event of any actual or perceived unsatisfactory performance or illegal actions by the franchisees or their officers and employees or any incidents or operational issues at the franchise facilities, we may suffer reputational damage, which in turn might adversely affect our business. Any such actions or incidents may cause negative publicity in the local community and may negatively affect our brand image and local reputation. As such actions or incidents are beyond our control, we cannot assure you that they will not occur in the future regardless of the measures we have taken, and will take, to screen and supervise our franchisees. In addition, a franchisee may suspend or terminate its cooperation with us due to various reasons, including disagreement or dispute with us, or failure to maintain requisite approvals, licenses or permits, or to comply with other governmental regulations. We may not be able to find alternative ways to continue to provide the services formerly covered by such franchisees. If we are unable to effectively address risks associated with the franchise study centers, our brand image, reputation and financial performance may be materially and adversely affected. Moreover, we are required to file the status of all franchise with the Ministry of Commerce system on a yearly basis. Although we have filed the franchise agreements as of December 31, 2018 and we are preparing required filing for 2019 in accordance with the applicable laws and regulations and as required by the Ministry of Commerce, we cannot assure you that we will be able to timely and accurately report material changes to the franchise study centers with the system, the failure of which may subject us to an order of rectification and a fine up to RMB50,000.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud and investor confidence, and the market price of our ADSs may be materially and adversely affected.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was effective as of August 31, 2019. See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.” In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We may be subject to more strict restrictions that are yet to come, which may impose significant uncertainties on the VIE Contractual Arrangements. For example, on April 20, 2018, the MOE issued the Draft Revision of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Comments), or the MOE Draft for Comments, to seek public comments. On August 10, 2018, the Ministry of Justice of the PRC, or the MOJ, issued the Draft Revisions of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Examination and Approval), or the MOJ Draft for Comments, based on a revised version of the MOE Draft for Comments, to seek public comments. The MOJ Draft for Comments further facilitates the development of private education by providing that a private school shall enjoy rights or preferential policies stipulated by laws equivalent to those applicable to a public school, but also sets forth compliance requirements which may affect private schools. In particular, some articles of the MOJ Draft for Comments stipulate that: (i) foreign-invested enterprises established in China and social organizations whose controllers are foreign parties shall not sponsor, or participate in the establishment of or exert de facto control over private schools which provide compulsory education; (ii) group-based education organization shall not control not-for-profit private schools through mergers and acquisitions, franchise, agreements or any other similar manner; and (iii) transactions between private schools and interest related parties shall follow the principles of disclosure, impartiality and fairness, and shall not impair the interests of the state, the private schools, the teachers and students. Education authorities shall enhance supervision on agreements entered into between not-for-profit private schools and interest related parties, and shall examine the necessity, legality and compliance of agreements involving material interests or performed repeatedly and on a long-term basis, which may include VIE agreements. The MOJ Draft for Comments has not yet been promulgated into law and still remains subject to changes, and there are uncertainties in respect of its final content and forms, as well as its application and interpretation. Our sponsorship interest in East Shanghai Foreign Language School may be subject to scrutiny if the MOJ Draft for Comments were to be enacted in the future. Although there is no provision in the MOJ Draft for Comments providing that it will have retrospective force, it may increase our legal compliance costs and may affect our future expansion.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company— C. Organizational Structure.” The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. In March 2019, the National People’s Congress promulgated the Foreign Investment Law, or the 2019 FIL, which will become effective from January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in China. Pursuant to the 2019 FIL, “foreign investments” refer to investment activities conducted by foreign investors “directly” or “indirectly” in China, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in China solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within China, (iii) foreign investors investing in new projects in China solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although the 2019 FIL does not introduce the concept of “control” in determining whether a company should be considered as a foreign-invested enterprise, nor does it provide the “variable interest entity” structure as a method of foreign investment, as the 2019 FIL is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 FIL, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the “variable interest entity” structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated “variable interest entity” were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate were to be included in any “negative list” for foreign investment and therefore subject to foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition.

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

We currently conduct our operations in the PRC through the VIE Contractual Arrangements. As part of these arrangements, our VIEs hold operating permits and licenses and certain assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or the rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our VIE undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

The principal regulations governing private education in China are the Law for Promoting Private Education, or the Private Education Law, and its implementation rules. The Law for Promoting Private Education was amended on November 7, 2016 and on December 29, 2018 and came into effect on September 1, 2017 and on December 29, 2018 respectively. The MOE Draft for Comments has been issued by the MOE on April 20, 2018, and then the MOJ Draft for Comments has been issued by the MOJ on August 20, 2018. Under the Private Education Law, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. A private school that does not require reasonable returns cannot make distribution to its school sponsors. If its sponsor elects to require reasonable returns, a private school must include such election and any additional information required under the PRC regulations in its publicly disclosed articles of association. A number of factors must be taken into consideration when determining the percentage of the school’s net income that would be distributed to the school sponsors as reasonable returns, including the level of a school’s tuition, the ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality. However, PRC laws and regulations do not provide a formula or guidelines for determining what constitutes a “reasonable return.” PRC laws and regulations require a private school that requires reasonable returns to make an annual appropriation of 25% of its after-tax income to its development fund prior to payments of reasonable returns. Such appropriations are required to be used for the construction or maintenance of the school or for the procurement or upgrade of educational equipment. Furthermore, PRC laws and regulations do not set forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school of which the school sponsor requires reasonable returns or a school of which the school sponsor does not require reasonable returns.

As of August 31, 2019, among our study centers that are registered as private schools, some expressly require reasonable returns and others do not have explicit requirement in their articles of association.

This regulatory landscape, however, have changed significantly after the 2017 Private Education Law comes into effect in September 2017. According to the 2017 Private Education Law, private schools can be established as not-for-profit or for-profit entities, and the term “reasonable return” is no longer used. School sponsors of for-profit schools may obtain operating profits, while schools sponsors of not-for-profit schools cannot obtain operating profits. See “Item 4. Information on the Company—B. Business overview—Regulation—Regulations on Private Education in the PRC—The Law for Promoting Private Education and its Implementation Rules.”

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

We are a company incorporated under the laws of the Cayman Islands, we conduct all of our operations in China and majority of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. After that, Renminbi has been fluctuating against the U.S. dollar significantly and unpredictably. With the development of the foreign exchange market and progress toward interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the U.S.

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

During our fiscal year ended August 31, 2019, the trading price of our ADSs has ranged from US$6.71 to US$9.93 per ADS. The trading price of our ADSs is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies, especially companies in the education industry, have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Our founder, chairman and chief executive officer, Mr. Xi Zhang, beneficially owns all of our outstanding Class B ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Zhang has considerable influence over important corporate matters. As of November 30, 2019, Mr. Zhang beneficially own 91.7% of the aggregate voting power of our company through Happy Edu Inc., a company wholly owned by Mr. Zhang. In the future, Mr. Zhang will continue to have considerable influence over matters requiring shareholder approval, over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. As we have chosen, and may from time to time to choose, to follow home country practice exemptions with respect to certain corporate matters, such as the requirement of shareholders’ approval for adoption of an equity incentive plan or composition of our committees of board of directors, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.”

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). We do not believe that we were a PFIC for the taxable year ended August 31, 2019 and do not anticipate becoming a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

In March 2017, we incorporated OneSmart International Education Group Limited (formerly known as OneSmart Education Group Limited), or OneSmart Education, an exempted company under the laws of the Cayman Islands, as our offshore holding company to facilitate financing and offshore listing. In connection with our initial public offering, we subsequently undertook a series of corporate restructuring, or 2017 Restructuring. In March 2017, OneSmart Education acquired OneSmart Edu Inc., or OneSmart BVI, a company incorporated in the British Virgin Islands, as our intermediary holding company, which holds 100% of the share capital of OneSmart Edu (HK) Limited, or OneSmart HK. In September 2017, OneSmart HK acquired all of the equity interests in the WFOE, which entered into a series of contractual arrangements with Shanghai OneSmart and its then shareholders. Subsequent to that, we also entered into a series of contractual arrangements with Rui Si and its then shareholders. In January 2018, the WFOE entered into another series of contractual arrangements with Shanghai OneSmart and its then shareholders, replacing the original set. As a result of the foregoing transactions, OneSmart Education became the entity that consolidates Shanghai OneSmart and Rui Si. The 2017 Restructuring was completed under the common control of Xi Zhang, our founder and chief executive officer.

During the past few years, we pursued several strategic acquisitions of companies in the education industry that are complementary to our business in order to expand and diversify our service offerings. We have integrated and will continue to integrate such acquired business into our operations.

In September 2018, we acquired 100% equity interest in Tianjin Huaying Education Co., Ltd., one of the largest K-12 after-school education service provider based in Tianjin, China, for cash consideration of RMB240.0 million.

In October 2018, we made a strategic investment by acquiring 30% minority equity stake in Beijing Tus-Juren Education Technology Co., Ltd., or Tus-Juren, a leading K-12 after-school education company in China, for consideration of RMB239.4 million. In March 2019, we disposed 12% of equity stake in Tus-Juren.

During the fiscal year 2019, we lent a series of five-year convertible loan in an aggregate amount of RMB668.7 million to Tus-Juren. Such convertible loan bears a 10% annual coupon and we have the option to convert the principal and any unpaid interests of such convertible loan into new equity of Tus-Juren at a pre-determined valuation at any time after either the third or fourth anniversary from the borrowing date, as applicable.

In March 2019, we entered into a US$139 million term facility agreement with a group of arrangers led by UBS AG, Singapore Branch. Pursuant to the agreement, we were provided an interest bearing secured term facility of up to US$139 million. The term facility has a three-year term from the initial drawdown date and should be repaid in installments. The proceeds from this term facility were and will be used for our working capital, capital expenditure, share repurchase programs and other general corporate purposes.

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

B.                                    Business Overview

We are a leading premium K-12 after-school education service provider in China. We have built a comprehensive K-12 after-school education platform that encompasses our OneSmart VIP business, HappyMath (primarily young children mathematics training services) and FasTrack English (young children English training services). We operated a nationwide network of  432 study centers across 35 cities in China as of August 31, 2019. We have maintained large and fast growing student enrollment over the years. Our average monthly enrollments for the fiscal years ended August 31, 2017, 2018 and 2019 were 76,841, 112,145 and 158,346, respectively.

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

Our services mainly feature premium K-12 after-school education programs that target students from affluent families and mass affluent families. Over more than ten years of operation, we have built a “OneSmart” brand upon our OneSmart VIP programs which offer premium tutoring services in one-on-one and one-on-three teacher-to-student settings with a full spectrum of course offerings covering core academic subjects taught in primary and secondary schools in China at levels between the third and twelfth grade of the K-12 system. “HappyMath,” our premium young children education brand originally focusing on mathematics, has become one of the renowned education brands in the young children mathematics tutoring market in China. We have also launched other premium young children services, including Chinese language, science and computer programming, which are now integrated and carried out under our “HappyMath” brand. After acquisition of “FasTrack English” in early 2018, we have further expanded our service offerings for young children and developed it into a premium English tutoring services brand focusing on early childhood English study. As part of our OneSmart VIP business, we also offer tutoring programs covering subjects taught at international schools and training for English language tests under the brand of “OneSmart International Education” and our summer and winter study tours under the brand of “OneSmart Study Camp.”

Leveraging online-merge-offline technologies, or OMO technologies, we launched OneSmart Online program that provides online courses to our existing student base from OneSmart VIP, HappyMath and FasTrack English.

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

We rely on our well-trained education services team to deliver quality service. Our commitment to recruiting and training qualified teachers is crucial to the quality of our education services and the development of our students.

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

•                  Personalized and customizable teaching material. Our big data driven online teaching platform, OneSmart Teaching Bank, equips and furnishes our teachers with a vast database of approximately 12 million teaching notes, practice questions and learning resources to enable them to effectively tailor the teaching note for each student beforehand based on study plan.

OneSmart Teaching Bank allows flexibility and adjustability for our teachers to redesign or reinforce the teaching notes available in our database. Guided by the customized study plan, our teacher can generate the tailored teaching notes by selecting curriculum for a specific course at the desired difficulty level, and then designing a presentation format in combination with a set of test exercises suitable for the student’s learning aptitude. The teacher may choose to upload the tailored handout to the system for other teachers’ review, and such handout, if highly rated among the teachers, will then be contributed to the database and shared on the teaching platform in order to continuously enrich our teaching and learning resources. Thus, our teaching platform not only efficient, flexible and well-stocked, but is also continuously growing.

Our OneSmart Teaching Bank contains over 10 million test questions, which are collected and are constantly updated by our in-house research team. As a useful supporting tool, this platform filters and compiles questions that are constantly answered with low accuracy rates. For each of these questions, we provide detailed analysis to help students decipher the weak link in knowledge covered by the question as well as the route of solutions to tackle similar questions. Our teachers target the students’ weak areas of academic knowledge to enhance problem-solving techniques and test skills through a combination of teaching tools including the one-on-one in-depth analysis and discussions, problem sets, and mock tests and thus efficiently improve academic performance.

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

Our Education Programs

As a leading premium K-12 after-school education service provider in China, we have built a comprehensive K-12 education platform that encompasses the following:

•                  OneSmart VIP business. Premium tutoring services for exam preparation under “OneSmart VIP” brand, or OneSmart VIP programs, have been our core service offering. We provide classes covering all key academic subjects taught in primary and secondary schools in China to students between the third grade and the twelfth grade of the K-12 system in one-on-one and one-on-three teacher-to-student settings. We also offer tutoring programs covering subjects taught at international schools and training for English language tests under the brand of “OneSmart International Education” and our summer and winter study tours under the brand of “OneSmart Study Camp.”

•                  HappyMath. Our premium young children mathematics training services are offered under the brand “HappyMath” and are typically designed in one-on-eight or one-on-ten teacher-to-student settings, focusing on interest cultivation and early development in the subjects of mathematics, Chinese, science and computer programming to students from early childhood to primary school.

•                  FasTrack English. Our premium young children English training services are offered under the brand “FasTrack English” and are typically designed in one-on-eight or one-on-ten teacher-to-student settings, focusing on STEM (science, technology, engineering and mathematics) English to students from early childhood to primary school.

The following table provides a list of our current main after-school tutoring program offerings:

				Primary School						Middle School			High School
Category	Brand	Subject	K	1	2	3	4	5	6	7	8	9	10	11	12
	OneSmart VIP	All Key Subjects(1)	—	—	—	•	•	•	•	•	•	•	•	•	•
OneSmart VIP business	OneSmart International Education	Subjects for International School	—	—	—	•	•	•	•	•	•	•	•	•	•
	OneSmart Study Camp	Culture Immersion	•	•	•	•	•	•	•	•	•	•	•	•	•
HappyMath	HappyMath	Mathematics, Chinese, Science and Computer Programming	•	•	•	•	•	•	—	—	—	—	—	—	—
FasTrack	FasTrack	English Language	•	•	•	•	•	•	•	—	—	—	—	—	—

Note :

(1)         Including mathematics, English, Chinese, physics, chemistry, geography and history

OneSmart VIP Business

We have been providing premium after-school tutoring services under our “OneSmart VIP” brand in one-on-one and one-on-three teacher-to-student settings with a full spectrum of course offerings covering key academic subjects taught at Chinese primary and secondary schools, including mathematics, English, Chinese, physics, chemistry, geography and history. Students enrolled in our premium tutoring services are typically between the third grade and the twelfth grade of the K-12 system in China. The programs were conducted in 275 study centers that we operated as of August 31, 2019 and we had over 99,226 average monthly enrollments in the premium tutoring services in the fiscal year of 2019. Our OneSmart VIP business also include OneSmart International Education and OneSmart Study Camp.

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

We expanded our offerings and developed programs covering international school subjects, language training and consultation services under the brand of “OneSmart International Education” and our summer and winter study tours under the brand of “OneSmart Study Camp.” Under OneSmart International Education program, we offer subjects taught at international schools as well as intensive training for English language tests, including TOFEL and IELTS, to students for the admission to the international schools. OneSmart Study Camp provides international and domestic summer and winter study tours to students at all K-12 levels who are interested in studying abroad in the future, or whose parents intend for them to have more diversified cultural exposure.

HappyMath

HappyMath is one of our course offerings to children from kindergarten to primary school, focusing on interest cultivation and early development in various subjects. Many of the services for the same subjects are offered at ascending levels of difficulty in order to suit our students’ different ages and intellectual development stages. For instance, in our regular mathematics courses, we have grouped students into three phases based on their ages, and additionally offer certain courses for primary school admission purposes.

We offer mathematics courses to students from kindergarten to the fourth grade in primary school. The mathematics program is dedicated to developing the student’s calculation, problem solving, logic thinking, observation and reasoning abilities. We also offer Chinese, science and computer programming to students from kindergarten to the fifth grade in primary school. Our Chinese courses aim to enhance language organization and communication skills, nurture the students’ appreciation in Chinese literature, and develop their public speaking skills. Our science courses aim to cultivate students’ interests in science and inspire their exploratory spirit. Our computer programming courses aim to improve their aptitude to modern technological trends.

In the fiscal years ended August 31, 2017, 2018 and 2019, the number of average monthly enrollments in our HappyMath program was 13,545, 18,884 and 27,024, respectively.

FasTrack English

FasTrack English offers premium young children English tutoring services. We acquired 55.6% equity interests in Yuhan (Shanghai) Information Technology Co., Ltd., or Yuhan, in January 2018, which allows us to hold 75.6% equity interests in Yuhan in total. Yuhan provides offline English tutoring services under the brand of “FasTrack English.” After the integration with our existing business, FasTrack English focuses on STEM English tutoring services to students from three to twelve year-old with a class format ranging from one-on-eight or one-on-ten teacher-to-student settings. FasTrack English aims to improve the comprehensive English capacities of young children.

In the fiscal years ended August 31, 2019, the number of average monthly enrollments in our FasTrack English program reached 15,934.

Our HappyMath and FasTrack English adopt group case study method. This method is designed to help our students develop disciplined and sustainable study habits, and improve independent thinking and studying ability. Under the group case study method, our students are incentivized to prepare for their lessons in before-class preview, to have extensive in-class interaction and discussions, and to engage in after-class review and reflection. We utilize scenario-based multi-media teaching content, including instructional videos and audio materials, and white board course management system to make the instructional process more efficient, and integrate story scenarios, role play and team work into the classroom to stimulate the students’ learning interest and motivation throughout the learning experience. To enhance transparency, improve learning experience and build trust between students and teachers, we also provide online streaming of some of our classes and the parents can observe the in-class performance of the students and teachers. Aided by our various apps, parents can watch a pre-recorded class video and communicate with teachers or study advisors on their children’s study and classroom performance.

Our premium young children education services are not designed to focus solely on improving students’ academic performance results at public schools. Nonetheless, these programs may help our students achieve academic excellence or improve school performance by developing their general independent learning and analytical capabilities and stimulating their curiosity in learning.

Recent Program Initiatives

•                  OneSmart Online.  We newly launched OneSmart Online, which provides online courses to our existing student base from OneSmart VIP, HappyMath and FasTrack English programs. OneSmart Online leverages latest education technologies and OMO technologies. OneSmart Online allows students to take classes during the weekday or on demand by offering live broadcasting programs through mobile applications. Our goal is to establish OneSmart Online as the leading online-based premium education services platform to better serve the high-end demand through both online and offline channels. We believe that our online strategies will help us expand into lower tier cities in the long run.

•                  Premium Services Enhancement.  We have been constantly upgrading our premium services in various ways, aiming to improve customer satisfaction. We integrated our education programs with advanced education research products and proprietary technologies. In particular, our latest UPC 12.0 (Unique Personalized Coach), our proprietary teaching and service system, is able to upgrade curriculum database and analyze teaching and study effectiveness. We also integrated IDT 8.0 (Interest Driven Teaching), our latest proprietary HappyMath education system, with OMO technologies, artificial intelligence tools and smart devices to enhance student’ satisfaction. Furthermore, we integrated the PIER 5.0 (Positive Innovative English Reinforcement), our latest proprietary FasTrack English teaching methodology, with AI and 3D technologies to enhance students engagement and learning outcome.

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

The development of our teaching materials typically starts with our development team’s thorough review of recent teaching and training materials from leading public schools, as well as any new examination requirements and trends to keep up with the changing academic and examination conditions in the PRC education system. Our development team also work closely with our teachers and solicit feedback from them based on their tutoring experience and constantly update our centralized database of teaching notes and exam test questions. Leveraging OneSmart Teaching Bank and students’ PLI aptitude test results, our teachers are able to develop and design customized teaching notes and selectively choose the practice questions for each student based on their grade level, study habits, recent academic performance and their academic goals. The teachers may choose to upload their tailored teaching notes to the system for other teachers’ review, and the highly rated teaching notes will be contributed to our database which further enriches our database.

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

Our Study Centers

We operated a network of 432 study centers across 35 cities in China as of August 31, 2019.

We have a dedicated and experienced management team at our headquarters focusing on study center expansion and site selection. We go through a comprehensive evaluation process for any expansion and new site selection, with joint efforts and contribution from our senior management, business development team and other administrative departments.

The layout and interior design of each study center is determined by the type of programs offered in that center. Our classrooms at the study centers are constructed with specific requirements tailored to the different programs. We emphasize the privacy of small-size study room for our premium tutoring services while ensuring that all the necessary teaching facilities are available in the room. Classrooms of our premium young children education services are installed with the multi-media technology tools and CCTVs for parental auditing. In addition to the teaching classrooms, most of our study centers are equipped with rooms with different functions to meet the parents’ and students’ needs, including:

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

Asides from the study centers we operate, we also work with certain institutions through franchise arrangements to operate our program offerings and collect a franchise fee from them. As of August 31, 2019, there were 24 and 58 study centers to which we grant franchise under franchise agreements with our OneSmart VIP business and Fastrack English business (including 49 study centers with FastracKids, an acquired franchise business), respectively, and for the fiscal year ended August 31, 2019, franchise fees contributed to an immaterial portion of our total net revenues. To optimize our geographic penetration and expansion in an asset light way, we may selectively enter into more franchise arrangements with third-party operators.

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

On-going training, evaluation and development.  Training is a critical part of our daily operations and ensures that the quality of our education services is maintained at a high level. Before being certified as our full teachers, new teachers are required to undergo one month of comprehensive orientation and online and offline training at our OneSmart University and OneSmart Online College, where they familiarize themselves with One Smart Teaching Bank and improve their teaching skills. All of our full-time teachers are required to continue to participate in training programs on a regular basis so that they stay abreast of our latest education content and our learning software and facilities. Other teaching staff also undergo similar systematic online and offline training courses tailored to each individual’s position and specific responsibility.

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

Career advancement and continued education.  We are committed to the career advancement and continuing education of our teachers. We provide both online and offline training in management skills to our selected teachers. Based on various key performance indicators such as overall teaching ranking, student reviews and refund rate, capable and experienced teachers also have the opportunity to be promoted to directors of our study centers or our headquarters. As of August 31, 2019, more than 85% of the study center directors were promoted internally within our OneSmart system.

Competitive compensation package.  We believe that the compensation package we offer to our teaching staff, which is comprised of a fixed base salary and lecture bonus fees, is competitive in the market. Our competitive compensation and career development opportunity help ensure the stability of our teaching staff.

Our Students and Student Services

Students on OneSmart Platform.  Over the years, we have maintained large and fast growing student enrollment. Our average monthly enrollments for the fiscal years ended August 31, 2017, 2018 and 2019, were 76,841, 112,145 and 158,346, respectively.

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

Each OneSmart VIP class typically lasts for 120 minutes, which translates into three class units. Each of our premium young children classes typically lasts for 80 minutes (excluding the break time), which translates into two class units. Other programs, such as OneSmart International Education and OneSmart Study Camp, together with our OneSmart Online, are targeted at further increasing our student base and potentially extends a student’s learning circle with us.

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

Service Quality Assurance.  We endeavor to maintain high service quality consistently at our study centers. We require our teachers to utilize our OneSmart Teaching Bank and teach each class in accordance with our teaching guidance and course materials. We hold weekly meetings to discuss teaching plans and any special accidents or events in the previous week and all teachers and administrative staff are encouraged to join the weekly meetings. Our teachers will share teaching notes with the parents through our mobile app. Moreover, each of our advisors is in close contact with the students and parents through in-person, telephone and mobile app communication. We also provide online streaming of some of our classes and parents can observe the classroom performance of the students and teachers. We have a customer service center in our headquarters, the main functions of which include receiving enquiries, regularly following up on students and parents’ feedback to our education services and teachers, and addressing course-related issues. We also have a quality control team that supervises our customer service center.

Technology

We have built our technology platform and infrastructure relying primarily on proprietary software and systems.

•                  OneSmart Teaching Bank.  Our proprietary online teaching resources database contains approximately 12 million teaching notes and over 10 million test questions for OneSmart VIP programs. Our online teaching bank enables our teachers to gain access to the vast teaching resources and further develop and design customized teaching notes and selectively choose practice questions for each student based on their grade level, study habits, recent academic performance and academic goals. It also enables our teachers and research and development team to collaboratively design, develop and improve the curriculum and share know-how and useful teaching materials efficiently.

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

•                  Online-merge-offline (OMO) Technologies.  Leveraging OMO technologies, we newly launched OneSmart Online that provides online courses to our existing student base from OneSmart VIP, HappyMath and FasTrack English programs that allows students to take classes during the weekday or on demand by offering live broadcasting program through mobile application. The utilization of OMO technologies also helps to enhance customers services to both students and parents.

We have implemented performance monitoring for all of our web sites and apps to enable us to respond quickly to potential issues. Our web sites are hosted at our self-owned servers and facilities in Shanghai. The facility provides redundant utility systems and a backup electric generator. All servers have redundant power supplies and file systems to maximize system and data availability.

Our in-house information technology department has a team specialized in the maintenance, update and development of our technology platform. Our information technology team had 129 employees as of August 31, 2019.

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

Social Events and Activities.  We have sponsored a series of national academic competitions and annual meetings of the Institution of China Education. We participate in or host themed open classes for public and private schools and colleges to promote awareness of our brands and programs. We also collaborated with Peking University and Shanghai Education Development Foundation to provide the OneSmart scholarship to students from Peking University and teachers’ colleges and universities.

Online Platform.  Our own online platform has also contributed significantly to increasing student loyalty and enhancing our brand awareness. It facilitates direct and frequent communications with our prospective students and parents and lowers our student acquisition costs.

Cross-Selling.  As we have already gained a strong foothold in premium tutoring market, we are branching out into other education segments. The premium OneSmart VIP tutoring program, as well as HappyMath and FasTrack English, are targeted at different age groups, while OneSmart Online provides online broadcasting courses to our existing student base during the weekday or on demand. The combination of programs provides a good cross-marketing opportunity to attract students from other programs.

Our course consultants team and our study advisors are in charge of the enrollment of new students and retention of existing students respectively.

Intellectual Property

Our business relies substantially on the creation, use and protection of our proprietary teaching management system and study database.

We had more than 800 registered trademarks including our brand and logo, more than 300 registered domain names, more than 300 copyright registration certificates and four patents as of August 31, 2019. Our copyrights include substantially all of our course content, course videos and materials, and online courses. Our registered domain names incorporate the Chinese spelling of the theme of the corresponding website. We set forth below our nine main registered domain names:

Domain Address	Main Purpose
http://www.onesmart.org/	Our main website
http://www.jingrui.cn/	Premium tutoring services
http://www.happymath.org/	HappyMath program
http://www.jiaxuehui.com/	OneSmart International Education
http://www.xhqcamp.com/zh-cn/	OneSmart Study Camp program
http://www.vipedu.com/	OneSmart International Education
http://www.jrjb.com.cn/	Online Shop for Purchasing Courses
http://www.ftkenglish.com/	FasTrack English program

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

Competition

The private education industry in China is highly fragmented, competitive and rapidly developing. We face competition from national after-school education companies such as New Oriental, TAL, Puxin, ONLY, GSX Techedu and Kooleam in each major program we offer and each geographic market in which we operate.

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

Regulations Relating to Foreign Investment

Foreign Investment Industries Guidance Catalog (2017)

Pursuant to the Foreign Investment Industries Guidance Catalog, or the Foreign Investment Catalog, which was amended by the National Development and Reform Commissions, or NDRC, and the MOFCOM and became effective on July 28, 2017, and the Special Management Measures for Foreign Investment Access (Negative List) (2019), or the Foreign Investment Measures, issued by the NDRC and the MOFCOM on June 30, 2019, which has been implemented since July 30, 2018, pre-school education, high school education and higher education are restricted industries for foreign investors, foreign investors are only allowed to invest in pre-school education, high school education and higher education in Sino-foreign cooperative ways, and the Chinese party must play a major role in the cooperation, which means the study center director or other chief executive officer of the schools must be a PRC national, and the representatives of the Chinese party must account for no less than half of the total members of the board of directors, the executive council or the joint administration committee of the Sino-foreign cooperative educational institution. In addition, according to the Foreign Investment Measures, foreign investors are prohibited from investing in compulsory education, namely primary school and middle school. To comply with PRC laws and regulations, we have relied on the VIE Contractual Arrangements to operate our after-school education services in China. See “Item 3. Key Information—D. Risk Factors—If the PRC government finds that the agreements that establish the structure for our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years. The implementing rules of the Foreign Investment Law will be stipulated separately by State Council. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, FIEs means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review.

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

Compulsory Law of the PRC

The Compulsory Education Law of the PRC was promulgated by the National People’s Congress on April 12, 1986, and last amended on December 29, 2018. According to the Compulsory Law of the PRC, a system of nine-year compulsory education, including six-year primary school and three-year middle school, was adopted.

Further, the MOE issued the Reform Guideline on the Curriculum System of Basic Education (Trial) on June 8, 2001, which became effective on the same day, pursuant to which schools providing basic education shall follow a “state-local-school” three-tier curriculum system. In other words, schools must follow the state curriculum standard for state courses, while the local educational authorities have the power to determine the curriculum standard for other courses, and schools may also develop curricula that are suitable for their specifics needs.

According to the Interim Administrative Measures on the Compilation and Vetting of Primary and Secondary School Textbooks amended on November 10, 2015 by the MOE, textbooks must be vetted before being used in primary and secondary schools. According to the Interim Administrative Measures on the Selection of the Primary and Secondary School Textbooks promulgated on September 30, 2014, the MOE is responsible for publishing the catalog of textbooks for selection, and the provincial education authority is in charge of textbook selection within its relevant administrative jurisdiction.

On June 23, 2019, the Central Committee of the Communist Party of China and the State Council jointly promulgated the Opinions on Deepening the Education Reform and Comprehensively Improving the Quality of Compulsory Education, which emphasizes, among other issues, that schools providing compulsory education shall not admit students based on the results of any examination or competition, training scores, or any certificate, and shall not choose students based on interview or evaluation. The admission process of private schools providing compulsory education will be brought into a unified administration system and take place at the same time as that of public schools; and if the application exceeds the enrollment plan, applicants will be admitted randomly using computers. The above opinions also underline that it is prohibited for schools to replace the national curriculums with local or their specific curriculums, or to use uncertified textbooks, and schools providing compulsory education are not allowed to introduce overseas curriculums or use overseas textbooks. See “Item 3. Key Information—D. Risk Factors—Failure to adequately and promptly respond to changes in examination systems, admission standards, testing materials and technologies in the PRC could render our courses and services less attractive to students.”

The Law for Promoting Private Education and its Implementation Rules

In 2002, the NPC Standing Committee promulgated the Law for Promoting Private Education, or the Private Education Law, which became effective on September 1, 2003. The Private Education Law was amended on June 29, 2013, or the 2013 Private Education Law, and subsequently on November 7, 2016 and took into effect on September 1, 2016, or the 2017 Private Education Law. On December 29, 2018, the Decision of the NPC Standing Committee on Amending the Seven Laws of the labor law of the PRC was promulgated by Order No.55 of the President of the PRC and took into effect on December 29, 2018, which made two minor adjustments to Article 26 and Article 64 of the 2017 Private Education Law. In March 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, or the PE Implementation Rules. On April 20, 2018, the MOE issued the MOE Draft for Comments, subsequently on August 20, 2018, the Ministry of Justice, or the MOJ, issued the MOJ Draft for Comments. The Private Education Law and the PE Law Implementation Rules provide rules for social organizations or individuals to establish schools or other educational organizations using nongovernment funds in the PRC; such schools or educational organizations established using nongovernment funds are referred to as “private schools.”

According to the Private Education Law, establishment of private schools for academic education, preschool education, self-taught examination support and other cultural education shall be subject to approval by the authorities in charge of education, while establishment of private schools for vocational qualification training and vocational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted an educational permit, and shall meet all conditions required for a legal person. Under the Private Education Law and PE Implementation Rules, private education is deemed a public welfare undertaking, and entities and individuals who establish private schools are commonly referred to as “sponsors,” instead of “investors” or “shareholders.” Private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. The MOJ Draft for Comments further stipulates that the establishment of private training and educational organizations enrolling students of kindergarten, primary school, middle and high school age and implementing activities relating to cultural and educational courses at school, or examination-related and further education-related tutoring and other cultural and educational activities, would be subject to the review and approval of the administrative departments for education of the governments at or above the county level.

Under the 2013 Private Education Law and PE Implementation Rules, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the relevant regulations. The election to establish a private school requiring reasonable returns shall be made a part of the articles of association of the school, and the percentage of the school’s annual net balance that can be distributed as a reasonable return shall be determined by the school’s board of directors or other forms of decision-making bodies, taking into consideration the following factors: (i) school fee types and collection criteria, (ii) the ratio of the school’s expenses used for educational activities and improvement of educational conditions to the total fees collected, and (iii) admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns, and such information and the decision to distribute reasonable returns shall also be filed with the approval authorities within fifteen days from the decision made by the board. As of August 31, 2019, six of twenty of our study centers that are registered as schools have elected to require “reasonable returns” under the 2013 Private Education Law and PE Implementation Rules.

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

In accordance with the 2017 Private Education Law, as long as schools do not provide compulsory education, school sponsors of private schools are allowed to register and operate the schools as for-profit private schools or not-for-profit private schools. School sponsors of for-profit private schools are allowed to get income from the operation of the school, and the balance of running such schools is permitted to be handled in accordance with the PRC Company Law and other relevant laws and administrative regulations. School sponsors of not-for-profit private schools are prohibited from getting income from the operation of the schools, and the balance of running such schools may only be used for the operation of other not-for-profit schools. Furthermore, the remaining assets upon liquidation after repayment of debts of for-profit private schools are permitted to be handled in accordance with the relevant provisions of the PRC Company Law and that of not-for-profit private schools may only be used for the operation of other not-for-profit schools. For-profit private schools are entitled to make their own decisions about collection of fees in accordance with the market situation, while collection of fees for not-for-profit private schools shall be subject to concrete measures to be promulgated by the provincial, autonomous regional or municipal government. In addition, private schools are entitled to preferential tax policies and land policies in accordance with PRC laws, with the emphasis that not-for-profit private schools shall enjoy preferential tax policies and land policies equivalent to those applicable to public schools.

If the school sponsors of private schools established prior to the promulgation date of the 2017 Private Education Law choose to register and operate their schools as not-for-profit private schools, they shall cause the school to amend its articles of association in accordance with this law. Furthermore, upon the termination of such not-for-profit private schools, the government authority may grant some compensation or reward to the school sponsors who have made capital contributions to such school from the remaining assets of such schools upon their liquidation and may then use the rest of the assets to the operation of other not-for-profit private schools. If the school sponsors of private schools established prior to the promulgation date of this law choose to register and operate their schools as for-profit private schools, the schools shall go through some procedures including, but not limited to, conducting financial settlement, defining the property right, paying relevant taxes and expenses and applying for renewal of registration, the details of which shall be subject to detailed measures to be promulgated by the provincial, autonomous regional or municipal government.

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

We may be required to reclassify our study centers that are registered as schools according to the above rules. As of August 31, 2019, 18 of our study centers are registered as schools, among which three are located in Shanghai. We plan to re-register two study centers in Shanghai as for-profit schools in accordance with the local rules published in December 2017, while the other one may also be required to go through similar re-registration procedures when the relevant local implementation rules are published.

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

Regulating Development of After-school Tutoring Institutions

On August 22, 2018, the General Office of the State Council issued the State Council Opinions 80 which provided various guidance on regulating after-school training market for primary and secondary school students, including, among others, the operation standards that after-school tutoring institutions should follow, the requirements and approvals necessary for opening new after-school tutoring institutions, the guidance for daily operation of after-school tutoring institutions, and the regulatory supervision scheme for after-school tutoring institutions.

The State Council Opinions 80 set out the operation standards of after-school tutoring institutions, including but not limited to the requirements for Permit for Operating a Private School, size of training area, teachers’ qualification, insurance, fire safety, environmental protection, and health and food safety. The State Council Opinions 80 also provide guidance on daily operation of after-school tutoring institutions, including but not limited to content of course, time of courses, methods of training, method of receiving training service fee, among which, consistent with Circular 3, the State Council Opinions 80 prohibit intensive exam-oriented training, advanced training that do not follow the formal school curricula, and any arrangement that correlates students’ examination performance in after-school tutoring institutions to admission into primary and secondary schools. Moreover, the State Council Opinions 80 set out the general regulatory supervision scheme by education administration authorities. See “Item 3. Key Information—D. Risk Factors—We are subject to governmental policies, licensing and compliance requirements for operating our K-12 after-school education business.”

On August 31, 2018, the General Office of the MOE promulgated the Circular regarding the Truly Implementation of Special Measures and Rectification Work on the Private Education Institutions, which provides detailed requirements for the provincial education departments to enforce the State Council Opinions 80.

On November 20, 2018, the General Office of the MOE, the General Office of the State Administration for Market Regulation of the PRC and the General Office of the Ministry of Emergency Management of the PRC jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Tutoring Institutions, or Circular 10, which provides specific requirements for the local people’s governments at all levels in the implementation of the State Council Opinions 80.

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

Shanghai Licensing Measures provide that existing private training institutions must receive a new educational permit issued in accordance with these measures by December 31, 2019. To obtain such an educational permit, the training institutions must take various measures to comply with relevant laws and regulations, including amending their articles of association, improving their corporate governance structure and improving their education conditions. After obtaining the new educational permit, the private training institutions must also complete other relevant procedures as required by Shanghai Licensing Measures. As of August 31, 2019, we have established 166 study centers which are private training institutions in Shanghai. For all of these study centers, we have either obtained or are applying for the new educational permit as required by Shanghai Licensing Measures.

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

Moreover, according to Shanghai Licensing Measures, we, as the sponsors of our private schools in Shanghai registered as private non-enterprise entities before November 7, 2016, must decide whether to register our schools as not-for-profit or for-profit private schools, make relevant changes to the school operations as required by Shanghai Licensing Measures, and submit the application for registration as a not-for-profit or for-profit private school before December 31, 2018. If we choose to register these schools as not-for-profit private schools, we must amend the articles of association and improve the corporate governance structure and internal management system before December 31, 2019. If we choose to register these schools as for-profit private schools, the schools must go through some procedures including, but not limited to, conducting financial settlement, defining the property right, paying relevant taxes and expenses and applying for renewal of registration before the end of 2020. As of August 31, 2019, all of our private schools in Shanghai are established before the enactment of Amended Private Education Law and are registered as private non-enterprise entities. We plan to register two schools as for-profit private schools. For the remaining one school which provides compulsory education, we will register it as a not-for-profit private school as required by the Shanghai Licensing Measures. On December 29, 2017, Shanghai Municipal Education Commission, Shanghai Administration for Industry and Commerce, Shanghai Municipal Human Resources and Social Security Bureau and Shanghai Civil Affairs Bureau jointly issued the Standards of the Establishment of Private Training Institutions in Shanghai Municipality, or the Shanghai Standards, the Administration Measures of Shanghai Municipality on For-profit Private Training Institutions, or Shanghai For-profit Institutions Measures, and the Administration Measures of Shanghai Municipality on Not-for-profit Private Training Institutions. We plan to open new study centers as for-profit entities, which will be subject to the Shanghai Standards and the Shanghai For-profit Institutions Measures.

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

We believe we comply with the standards and requirements provided in the Shanghai Standards and Shanghai For-profit Institutions Measures in all material aspects. However, we must modify certain aspects of our business operations in accordance with Shanghai Standards and Shanghai For-profit Institutions Measures. Although we require our full-time and part-time teachers not to teach in other institutions while they are employed by us, we are not able to monitor their activities outside their working time with us and therefore cannot assure you that our teachers have always complied or will comply with such requirement. If any of our teachers works concurrently at other institutions, we may not be able to identify such non-compliance on a timely basis or at all, which may cause us to violate these new rules. Moreover, certain of our teachers are not fully compliant with the teacher qualification requirements under the new rules. These teachers may not be able to deliver any school entrance exam courses for compulsory education and may need to receive extended training before they obtain the requisite qualifications. In addition, since the new rules prohibit any courses for primary and middle school students past 8:30 p.m., some of our classes may need to be re-scheduled. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—We are subject to governmental policies, licensing and compliance requirements for operating our K-12 after-school education business.”

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

On October 12, 2015, the State Council and the Central Committee of the Communist Party of China jointly issued Certain Opinions of the Central Committee of the Communist Party of China and the State Council on Promoting the Price Mechanism Reform, which allows for-profit private schools to set their tuition fees on their own, while the tuition-collecting policies of not-for-profit private schools shall be determined by provincial governments in a market-oriented manner, taking into account local circumstances.

Subject to these applicable regulatory requirements, we generally determine tuition based on the demand for our education services, the cost of our services, and the tuition and price charged by our competitors.

Regulations on Applications Entering the Primary and Secondary Schools

On December 25, 2018, the General Office of the MOE issued Notice on Prohibiting Harmful Apps from Entering the Primary and Secondary Schools, which provides that learning applications shall be reported to the relevant educational authorities for approval, and teachers shall not recommend to students any application which has not be approved by the relevant educational authorities and the school. The use of any application which contains pornography, violence, online games, commercial advertising or relevant links, or which increases the burden of students’ work by test-taking methods such as copying homework, providing large number of test questions or ranking shall be stopped immediately. There is uncertainty whether applications we provide to our students would be found in violation of the above notice or whether such applications need to be approved by the relevant educational authorities. If the relevant authorities find our operation in violation of the above notice, our relevant applications may be ordered to stop use, which may have adverse effect on our business.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the internet or an educational television station through an Internet Service Provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates within the issuance of various certificates.

Setting up education websites and online education schools was subject to approval from relevant education authorities, depending on the specific categories of education. Any education website and online education school have to, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On February 3, 2016, the State Council promulgated the Decision on Cancelling the Second Batch of 152 Items Subject to Administrative Examination and Approval by Local Governments Designated by the Central Government, which explicitly withdrew the approval requirements for operating educational websites and online education schools as provided by the Administrative Regulations on Educational Websites and Online Education Schools, and reiterated the principle that administrative approval requirements may only be imposed in accordance with the PRC Administrative Licensing Law.

Pursuant to the Shanghai Licensing Measure, any management measures and regulations applied to institutions that provide training services only through the Internet will be further promulgated separately. These management measures and regulations have not yet been introduced as of the date hereof.

The Implementation Opinion on Online Tutoring, which was issued by the MOE and other five authorities on July 12, 2019 and became effective on the same date, restated certain requirements that apply to all after-school tutoring institutions and further provides that, among others: (1) online after-school tutoring institutions shall disclose publicly their teachers’ name, photograph, category of the courses and teacher qualification number at prominent location on their home page, and shall disclose publicly their foreign teachers’ education background as well as working and education experience; (2) information including licenses (including ICP), administration of funds, system of privacy and information safety, courses, course schedules, advertisement for student enrollment and teacher qualifications shall be filed with education administration authorities at provincial level before October 31, 2019; education administration authorities at provincial level shall examine these materials and inspect the online tutoring institutions by December 2019, and education administration authorities at provincial level are authorized to issue detailed rules on the implementation of the filing process; (3) tutoring contents and data shall be kept for more than one year and videos of live-streaming tutoring courses shall be kept for at least six months; (4) each class shall not last for more than 40 minutes and the break between two courses shall last for more than 10 minutes; (5) live-streaming tutoring activities for students in the compulsory education stage shall end before 9:00 p.m.; (6) online after-school tutoring institutions shall adopt the internet safety procedures and establish privacy protection system; (7) fee policies, standards and refund policies shall be disclosed publicly at prominent location on the online tutoring platform, and advance payments shall not be used for investing purpose and the scale of advance payments shall fit the tutoring capability; and (8) if students are charged according to numbers of classes they take, tutoring fees for more than 60 classes shall not be collected at one time, and if students are charged for a period of time, tutoring fees for a period spanning more than three months should not be collected at one time.

The Opinion on Healthy Development of Online Education Applications, issued by the MOE and seven other authorities on August 10, 2019, restated certain requirements on online education application providers: (1) online after-school tutoring institutions shall examine their foreign teachers’ teaching qualifications, education background and capability of their foreign teachers; (2) online education applications providers shall file information about themselves as well as their applications with education administration authorities at provincial level, and the MOE will promulgate detailed rules on the filling procedure and make such filing publicly available on certain official website(s); (3) online education applications providers whose applications mainly target juveniles shall limit the length of using time, specify age group of target users and strictly review the content of the applications, and collection of personal information of juveniles shall require the permission from the custodian of these juveniles; (4) online education application providers shall adopt data security systems covering the collection, storage, transfer, using and other respects of personal information, and shall set up a real-name verification system; (5) education authorities at provincial level shall set up negative lists with respect to the online education applications.

Regulations on Food Safety of Schools

Pursuant to the Food Safety Law of the PRC, which was amended on April 24, 2015 and became effective on October 1, 2015, schools should only order meals from off-site providers that have obtained the relevant food production licenses and should conduct regular inspections of the meals provided.

In accordance with the Regulation on Hygiene Administration of School Canteens and Collective Provision of Meals for Students, which was promulgated in 2002 and amended in December 2010, hygiene administration of school canteens and collective provision of meals for students should take precautions and follow the hygiene-related policies and instructions of relevant hygiene and education authorities. As of August 31, 2019, none of our study centers that are registered as schools have school canteens for provision of meals to students.

Regulations on Franchise Businesses

On February 6, 2007, the State Council promulgated the Regulation on the Administration of Commercial Franchises, which became effective on May 1, 2007. This regulation requires that any enterprise engaging in trans-provincial franchise business shall register with the Ministry of Commerce, or the MOFCOM, and any enterprise engaging in franchise business within one province shall register with the provincial counterpart of the MOFCOM. On April 30, 2007, the MOFCOM promulgated the Administrative Measures for the Filing of Commercial Franchises, which was amended in 2011 and sets forth in detail the procedures and documents required for such filing, including, among other things, the franchise agreement entered into with the franchisee, the franchise market plan and trademarks and patents relating to the franchise. We are required to file the status of all franchise with the Ministry of Commerce system on a yearly basis, the failure of which may subject us to an order of rectification and a fine up to RMB50,000. As of the date of this annual report, we have filed all franchise agreements in accordance with the applicable laws and regulations and as required by the MOFCOM. See “Item 3. Key Information—D. Risk Factors—We face risks associated with our franchise study centers.”

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

Trademark

Pursuant to the Trademark Law of the PRC (amended in 2013), the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc. On April 23, 2019, the NPC Standing Committee promulgated the latest amendment of PRC Trademark Law, which came into effect on November 1, 2019. Compared to the currently effective Trademark Law, the latest amendment of Trademark Law additionally provides that, among other things, (i) an application for registration of a malicious trademark not for use shall be rejected, (ii) those who apply for trademark registration maliciously shall be given administrative penalties of warning or fines according to the circumstances; and (iii) those who file trademark lawsuits maliciously shall be punished by the people’s court according to applicable laws.

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

Legal Regulations Over Labor Protection in the PRC

According to the Labor Law of the PRC which was promulgated by the NPC Standing Committee on July 5, 1994, came into effect on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

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

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010, and became effective on July 1, 2011, and then was amended on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

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

Legal Regulations Over Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated on March 16, 2007 and was amended on February 24, 2017 and December 29, 2018. The PRC Enterprise Income Tax Law applies a uniform 25 percent enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25 percent enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

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

In April 2018, MOF and the SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

In March 2019, MOF, the SAT and General Administration of Customs jointly promulgated the Announcement on Policies for Deepening the VAT Reform according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, such deduction rate shall be adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the deduction rate of 10%; (iv) for exported goods originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) for exported goods and cross border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. The Announcement became effective on April 1, 2019 and shall supersede existing provisions which are inconsistent with the Announcement.

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

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016, which took effect on the same date. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

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

C.                                    Organizational Structure

The chart below summarizes our corporate legal structure and identifies our significant subsidiaries and other entities that are material to our business as of the date of this annual report:

OneSmart International Education Group Limited (Cayman Islands)
100%
OneSmart Edu Inc. (British Virgin Islands)
100%
100%
OneSmart Edu (HK) Limited (Hong Kong)
OneSmart Great Edu (HK) Limited (Hong Kong)
Offshore
Onshore
100%
100%
100%
100%
Shanghai Jingerrui Education Technology Co., Ltd.
Shanghai One Smart Information and Technology Co., Ltd.
Shanghai Jing Xue Rui Information and Technology Co., Ltd.
Shanghai One Smart Business Consulting Co., Ltd.
Mr. Xi Zhang
28.9%
(1)
Shanghai Jingrui Education Technology Group
71.1%
Shanghai OneSmart Education and Training Co., Ltd. ("Shanghai OneSmart")
Shanghai Rui Si Technology Information Consulting Co., Ltd. ("Rui Si")
(2)
62%
Mr. Xi Zhang
Shanghai Jingrui Education Technology Group
38%
Sponsorship interest
100%
100%
Sponsorship interest
100%
Eight schools(3)
42 subsidiaries(4)
Shanghai Jing Yu Investment Co., Ltd.
25 subsidiaries(5)
One school
Sponsorship interest
100%
100%
Nine schools
84 subsidiaries(6)
Hangzhou OneSmart Education Information Consulting Co., Ltd.
Equity interest
Contractual arrangements

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

(4)         Including 11 subsidiaries in which we have a majority interest and 31 subsidiaries in which we have 100% equity interests.

(5)         Including eight subsidiaries in which we have a majority interest and 17 subsidiaries in which we have 100% equity interests.

(6)         Including 18 subsidiaries in which we have a majority interest in and 66 subsidiaries in which we have 100% equity interests.

Contractual Arrangements with Shanghai OneSmart, Rui Si and their respective shareholders

The following is a summary of the contractual arrangements with Shanghai OneSmart, Rui Si and their respective shareholders.

Agreements that provide us with effective control over Shanghai OneSmart and Rui Si

Shareholders’ Voting Rights Agreement. On January 24, 2018, the shareholders of Shanghai OneSmart, Shanghai OneSmart and the WFOE entered into a shareholders’ voting rights agreement. Pursuant to the shareholders’ voting rights agreement, each such shareholder irrevocably authorized the WFOE or any person(s) designated by the WFOE to exercise such shareholder’s rights in Shanghai OneSmart, including without limitation, the power to participate in and vote at shareholder’s meetings and execute shareholders’ resolutions, the power to sell or transfer such shareholder’s equity interests in Shanghai OneSmart, the power to nominate and appoint the directors, senior management, and other shareholders’ voting rights permitted by the Articles of Association of Shanghai OneSmart. The shareholders’ voting rights agreement will remain in force and irrevocable, unless all parties mutually agree in writing to terminate or the WFOE decides to terminate upon breach of contract by Shanghai OneSmart or its shareholders.

On November 1, 2017, the shareholders of Rui Si entered into a shareholders’ voting rights agreement with Rui Si and the WFOE. The shareholders’ voting rights agreement contain terms substantially similar to the shareholders’ voting rights agreement entered into by the shareholders of Shanghai OneSmart described above.

Loan Agreement.  On January 24, 2018, the shareholders of Shanghai OneSmart and the WFOE entered into a loan agreement. Pursuant to the loan agreement, the WFOE will provide loan to the shareholders of Shanghai OneSmart for the purpose of corporate operation of Shanghai OneSmart or other legitimate use permitted by the WFOE. The shareholders of Shanghai OneSmart should pledge their equity interests in Shanghai OneSmart and enter into an equity pledge agreement to secure such loan and other obligations. The WFOE undertakes that it will provide unconditional financial support to Shanghai OneSmart pursuant to the terms of the loan agreement and irrevocably agrees to forgive the loan if Shanghai OneSmart is not able to repay the loan. Unless the WFOE terminates this agreement in advance pursuant to the terms and conditions contained therein, this agreement will remain effective for ten years and will automatically and continuously renew for another ten years upon expiration. In addition, to the extent as permitted by applicable laws, we agree to provide unlimited financial support for VIE’s operation.

Pursuant to the loan agreement dated November 1, 2017 between the WFOE and the shareholders of Rui Si, the WFOE will make loans to the shareholders of Rui Si. The loan agreement contains terms substantially similar to the loan agreement entered into by the shareholders of Shanghai OneSmart described above.

Equity Pledge Agreement.  On January 24, 2018, the WFOE, Shanghai OneSmart and its shareholders entered into an equity pledge agreement. Pursuant to the equity pledge agreement, those shareholders should pledge 100% equity interests in Shanghai OneSmart to the WFOE to guarantee the performance by Shanghai OneSmart and its shareholders of their obligations under the loan agreement, the exclusive purchase right agreement, the exclusive technology and consultation service agreement, the shareholders’ voting rights agreement and this agreement as well as the payment of the loan, service fee, their respective interests and any loss incurred by events of default defined therein. If events of default defined therein occurs, upon giving written notice to Shanghai OneSmart, the WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Shanghai OneSmart and priority in receiving the proceeds from such disposal. Those shareholders agrees that, without WFOE’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We have completed registering the equity pledge with the relevant office of Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

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

Agreement that allows us to receive economic benefits from Shanghai OneSmart and Rui Si

Exclusive Technology and Consultation Service Agreement.  On January 24, 2018, the WFOE and Shanghai OneSmart entered into an exclusive technology consultation service agreement. Pursuant to the exclusive technology and consultation service agreement, the WFOE or its designated person has the exclusive right to provide Shanghai OneSmart with technology consultation and other services. Without prior written consent of the WFOE, Shanghai OneSmart may not accept any services subject to this agreement from any third party. The WFOE has the right to determine the service fee to be charged to Shanghai OneSmart under this agreement by considering, among other things, the operation status and development demands of Shanghai OneSmart and the actual technology consultation and services provided. The WFOE will have the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. To guarantee Shanghai OneSmart’s performance of this agreement, upon request from the WFOE, Shanghai OneSmart shall pledge or mortgage all of its accounts receivable and/or all of its other assets to the WFOE. Unless the WFOE terminates this agreement or this agreement is terminated according to applicable laws, this agreement will remain effective.

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

Agreement that provides us with the option to purchase the equity interests in Shanghai OneSmart and Rui Si

Exclusive Purchase Right Agreement.  On January 24, 2018, the WFOE, Shanghai OneSmart and its shareholders entered into an exclusive purchase right agreement. Pursuant to the exclusive purchase right agreement, the shareholders of Shanghai OneSmart irrevocably and unconditionally granted the WFOE or any third party designated by the WFOE an exclusive option to purchase all or part of the equity interests or assets of Shanghai OneSmart at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that, without prior written consent of the WFOE, they will neither create, except for the rights set forth in the equity pledge agreement and shareholders’ voting rights agreement, any pledge or encumbrance on their equity interests of Shanghai OneSmart, nor approve any transfer or disposal of their equity interests or assets to any person other than the WFOE or its designated third party. Without the WFOE’s prior written consent, those shareholders agree not to cause Shanghai OneSmart, among other things to merge with any other entities, distribute dividends, amend its articles of association, terminate any material contract, or terminate any current business operation. This agreement will remain effective until all the equity interests and assets are duly transferred to the WFOE or its designated third party.

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

D.                                    Property, Plant and Equipment

Our headquarters is located in Shanghai, China. As of August 31, 2019, we had study centers in Shanghai and 34 other cities in China. We lease our headquarters, which occupies approximately 2,086 square meters under a lease which expires in September 2021. We also lease all of our study centers and service centers, which occupy an aggregate of approximately 293,824 square meters in 35 cities in China. The majority of lease agreements for our Shanghai learning centers have durations of 5 years. For most of our study centers, we pay annual rental fees. The rental payments for our study centers are either set at a fixed rate during the entire rental period or increased every other year based on a preset rate. We plan to secure additional sites for study centers to carry out our future expansion generally through leases rather than purchases. For more details, see “Item 4. Information on the Company—B. Business Overview—Our Study Centers.”

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

A.                                    Operating Results

Overview

We generate our revenue primarily from tuition fees from our premium tutoring services for exam preparation under the brand of “OneSmart VIP,” premium young children education services under the brand of “HappyMath” and “FasTrack English,” “OneSmart International Education” and “OneSmart Study Camp” forming a part of our OneSmart VIP business. As of August 31, 2019, we operated a nationwide network of 432 study centers across 35 cities in China. Our average monthly enrollments for the fiscal years ended August 31, 2017, 2018 and 2019 were 76,841, 112,145 and 158,346, respectively. The total number of class units consumed in the fiscal years ended August 31, 2017, 2018 and 2019 were 11,212,190, 15,497,057 and 22,201,806, respectively. We have experienced substantial revenue growth historically. Our net revenues increased from RMB2.1 billion to RMB2.9 billion, and to RMB4.0 billion (US$558.2 million) in the fiscal years of 2017, 2018 and 2019, respectively. We recorded net income of RMB243.3 million, RMB214.5 million and RMB166.2 million (US$23.2 million) in the fiscal years of 2017, 2018 and 2019, respectively.

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

In recent years, growth in student enrollment has been, to a substantial extent, driven by the ramp up of our existing study centers and the expansion of our service network. The number of study centers within our nationwide network has grown from 195 as of August 31, 2017 to 432 as of August 31, 2019, covering 35 cities throughout China. We plan to open additional study centers in these existing cities and explore opportunities to open study centers in other targeted geographic markets in China in order to continue to attract new student enrollments.

In addition, our portfolio of program offerings is also an important driving force for student enrollments. We established our trusted brand through our premium tutoring services covering all key academic subjects taught in public schools at levels between the fourth grade in primary school and the twelfth grade in high school of the K-12 system in China. We subsequently added premium young children education services focusing on interest cultivation and early development, through which, we have successfully extended our services to younger children in kindergarten and primary schools. Throughout years of rapid growth, HappyMath has become one of the most renowned education brands in the young children mathematics tutoring market in China. By acquiring “FasTrack English,” we have been successfully expanding our service offering into premium young children English tutoring. We acquired Tianjin Huaying Education Co., Ltd. in September 2018, which primarily provides classes with a class size of up to 25 students and has major presence in Tianjin, aiming at mass market and further penetrating into Northern China. Leveraging OMO technologies, we recently launched OneSmart Online that provides online courses to our existing student base from OneSmart VIP, HappyMath and FasTrack English. Our portfolio of program offerings helps us to retain our existing students and attract new students and provides us with greater cross-selling opportunities.

Ability to Increase Revenue per Student

We primarily charge students based on the fee rate per class unit and the total number of class units taken by students. Our results of operations are affected by our ability to increase revenue per student, which is primarily affected by the pricing of our education programs and the class unit consumption speed of our students:

•                  Pricing.  Our ability to maintain and increase the pricing of our education programs is an important factor that affects our revenue. We determine the fee rate per class unit for our classes based on a number of factors, primarily the type of education programs with different class formats and sizes, overall demand for our program offerings, cost of our services, the geographic markets where the programs are offered, and the fees charged by our competitors for the same or similar programs. We managed to maintain our average fee rate per class unit for our premium tutoring services and premium young children education services at RMB195.1 and RMB134.0 in the fiscal year of 2018, respectively, and at RMB199.0 and RMB136.1 in the fiscal year of 2019. Under favorable conditions and supply situation in the K-12 after-school education market, we may seek to further raise the fee rate of our education programs gradually.

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

Our cost of revenues primarily consists of compensation to our teachers and study advisors and the rental costs associated with the headcounts of the teachers and study advisors. We offer competitive compensation to our teachers in order to attract and retain these talents. The number of our teachers increased from 4,457 as of August 31, 2017 to 6,057 as of August 31, 2018 and further to 7,501 as of August 31, 2019, in line with the expansion of our study centers and program offerings. As a result, compensation to our teachers and the associated rental payments increased in absolute amounts during the same periods. Costs related to our teachers and study advisors have a direct impact on our gross margin. Our ability to drive the productivity of our teachers and study advisors affects our profitability. The ratio of the number of our students to the number of our teachers and study advisors for a mix of program offerings has an impact on our margins, with higher student-to-teacher ratios generally representing higher margins. In general, our HappyMath and FasTrack English programs are conducted in larger classes, and therefore typically yield higher gross margin.

Our operating expenses consist of sales and marketing expenses, and general and administrative expenses. Due to our efforts for compliance with regulatory standards, investments in research and development and the expansion in the coverage of our study center, our operating expenses as a percentage of net revenues increase from 36.5% for the fiscal year 2017 to 42.6% for the fiscal year 2018 and decrease to 42.4% for the fiscal year 2019.

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

Key Components of Results of Operations

Net Revenues

On September 1, 2018, we adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of August 31, 2018. Based on our assessment, the adoption of ASC 606 did not have any material impact on our consolidated financial statements. We currently derive substantially all of our net revenues from tuition for OneSmart VIP business (including our premium tutoring programs for exam preparation and other language and culture programs), HappyMath programs and FasTrack English programs, which collectively accounted for 99.7%, 99.5% and 97.0% of the total revenues, for the fiscal years ended August 31, 2017, 2018 and 2019, respectively.

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended August 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
OneSmart VIP business	1,839,724	89.4	2,416,217	84.4	3,167,525	442,744	79.3
HappyMath	212,104	10.3	359,199	12.6	514,242	71,879	12.9
FasTrack English	—	—	72,961	2.5	192,430	26,897	4.8
Other	5,729	0.3	14,315	0.5	119,676	16,728	3.0
Total net revenues	2,057,557	100.0	2,862,692	100.0	3,993,873	558,248	100.0

We collect tuition fees in advance of commencement of our service, which we initially record as prepayments and revenues are recognized proportionately as classes are delivered. Our net revenues from OneSmart VIP business and FasTrack English also include franchise fees we collected from certain institutions with whom we operate our program offerings through franchise arrangements. For each of the fiscal years ended August 31, 2017, 2018 and 2019, net revenues from all the franchise fees contributed to an immaterial portion of our total net revenues, respectively. As of August 31, 2019, there were 82 franchise study centers. To optimize our geographic penetration and expansion in an asset light way, we may selectively enter into more franchise arrangements with third-party operators.

We also generate other revenues from the tuitions generated by East Shanghai Foreign Language School, a domestic school for compulsory education in which we hold 80% equity interests.

Cost of Revenues

Our cost of revenues primarily includes (i) compensation to teachers and study advisors, including salaries, performance-based bonus and other benefits, (ii) rental cost related to the teaching and service functions, and to a lesser extent, (iii) depreciation and amortization in relation to renovation costs of our study centers, and (iv) other costs, mainly including office supplies for the teaching activities. As we further expand our study centers, we expect our total cost of revenues to grow in line with our expansions as we open more study centers, enrich program offerings and comply with the regulatory standards. The table below sets forth a breakdown of our cost of revenues for the periods indicated, both in absolute amount and as a percentage of our revenues:

	Year Ended August 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Staff costs	(639,220)	(31.1)	(874,543)	(30.5)	(1,240,740)	(173,426)	(31.1)
Rental costs	(186,562)	(9.1)	(283,970)	(9.9)	(442,175)	(61,805)	(11.1)
Depreciation and amortization	(53,206)	(2.6)	(85,575)	(3.0)	(145,691)	(20,364)	(3.6)
Other costs	(123,278)	(5.9)	(169,002)	(6.0)	(243,461)	(34,030)	(6.1)
Total cost of revenues	(1,002,266)	(48.7)	(1,413,090)	(49.4)	(2,072,067)	(289,625)	(51.9)

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of (i) compensation to selling personnel, including the salaries, performance-based bonus and share-based and other benefits, (ii) advertising, marketing and brand promotion expenses, (iii) rental costs for the leases related to the sales and marketing function, and to a lesser extent, (iv) office supplies in relation to the selling and marketing activities. Our selling and marketing expenses as a percentage of revenues were 17.9%, 20.6% and 20.5% for the fiscal years of 2017, 2018 and 2019, respectively. Our selling and marketing expenses as a percentage of revenues increased from 2017 to 2019 as a result of our increased sales and marketing activities to support new students enrollment growth and adoption of more effective sales and marketing channels. We expect that our selling and marketing expenses will continue to increase in absolute amounts as we continue to market our brands and services and further penetrate into the cities that we operate in.

General and Administrative Expenses

Our general and administrative expenses mainly consist of (i) compensation to our study center directors, management at our headquarters, administrative and R&D personnel, including base salaries, performance-based bonuses and share-based and other benefits, and (ii) professional service expense. We expect that our general and administrative expenses will increase in absolute amounts in the foreseeable future as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations, in particular in connection with our technology development and online education initiatives and other new program offerings, the compliance with the new regulatory standards, the enhancement of our internal controls and the provisions of share-based compensation and as well as other expenses for becoming and being a public company.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our revenues, for the periods presented.

	Year Ended August 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling and marketing expenses	(369,221)	(17.9)	(590,589)	(20.6)	(816,658)	(114,149)	(20.5)
General and administrative expenses	(381,332)	(18.6)	(629,596)	(22.0)	(876,609)	(122,529)	(21.9)
Total operating expenses	(750,553)	(36.5)	(1,220,185)	(42.6)	(1,693,267)	(236,678)	(42.4)

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

Hong Kong

OneSmart HK and OneSmart Great Edu (HK) Limited, our wholly-owned subsidiaries in Hong Kong, are subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made as it has no assessable income for the fiscal years ended August 31, 2017, 2018 and 2019.

PRC

Generally, our PRC subsidiaries, our VIEs and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. In accordance with the PRC Enterprise Income Tax Law, dividends, which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding income tax. The WFOE meets the requirements of “high and new technology enterprise”, or HNTE, and could enjoy the preferential tax rate of 15%. The WFOE obtained the HNTE certificate on October 23, 2017 and was subject to an enterprise income tax rate of 15% from calendar years 2017 through 2019.

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

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Revenue recognition

On September 1, 2018, we adopted ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of September 1, 2018. Results for the year ended August 31, 2019 are presented under Topic 606, while revenues for the years ended August 31, 2017 and 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition (“Topic 605”).

Revenue is recognized when control of promised services are transferred to our customers in amounts of consideration to which we expect to be entitled to in exchange for those services.  We follow the five steps approach for revenue recognition under Topic 606: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue as we satisfy a performance obligation.

We generate revenues primarily through tuition fees from personalized and small class premium tutoring services with individual students in the PRC. In addition, we generate revenues from other services such as franchise, licensing, study tours and management services. The following table presents our revenues disaggregated by revenue sources.

Disaggregation of net revenues	Personalized and small class premium tutoring services	Others	Total
OneSmart VIP	3,064,994	102,531	3.167,525
Happy Math	514,242	—	514.242
FasTrack	180,452	11,978	192,430
Tianjin Huaying and Hu Dong	119,676	—	119.676

	3.879,364	114,509	3,993,873

Primary sources of our revenues are as follows:

(1)    Personalized premium tutoring services is referring to OneSmart VIP business. Small class premium tutoring services primarily consist of Happy Math, FasTrack, and other after-school small classes tutoring. Each contract of personalized premium service and small class tutoring service is accounted for as a single performance obligation which is satisfied proportionately over the stated service period. Tuition fees are generally collected in advance and are initially recorded as prepayments from customers. Tuition revenues are recognized proportionately as the tutoring sessions are delivered.

Refunds are provided to students who decide to withdraw from contracts for remaining undelivered tutoring sessions. The refund is equivalent to and limited to the amount related to the undelivered classes. We estimate and record refund liability for the potion we do not expect to be entitled to.

(2)   Other revenues included franchise revenues derived from franchise agreements where the franchisees operating under the OneSmart or FasTrack brand are required to pay an initial one-time non-refundable franchise fee and recurring franchise fees, which mainly consist of on-going management and service fees based on a certain percentage of the franchisees’ monthly tuition received. Each franchise contract is accounted for as a single performance obligation to provide the franchisee the license to its OneSmart or FasTrack intellectual property. The one-time franchise fees are fixed consideration payable upon submission of a franchise application or renewal and are recognized on a straight-line basis over the initial or renewal term of the franchise contracts. The continuing fees represent variable consideration that are recognized on a monthly basis.

Our contract assets consisted of accounts receivable for other services. The balance of contract assets amounted to nil and RMB38.9 million (US$5.4 million) as of September 1, 2018 and August 31, 2019, respectively. Our contract liabilities mainly consisted of prepayments from customers, with a balance of RMB2.0 billion and RMB2.2 billion as of August 31, 2018 and August 31, 2019, respectively.

Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the tutoring sessions. The refund liability estimation is based on historical refund ratio on a portfolio basis using the most likely amount method. As of September 1, 2018, and August 31, 2019, refund liability amounted to RMB194.8 million and RMB232.4 million (US$32.5 million), respectively, is recorded in prepayments from customers.

The following table presents the impact of the adoption of Topic 606 on the consolidated balance sheet and the statement of income as of and for the year ended August 31, 2019:

	As of and for the vear ended August 31, 2019
	As reported	Balances without adoption of Topic 606	Effect change higher/(lower)
Net revenues	3,993,873	3,996,085	(2,212)
Cost of revenues	2,072,067	2,096,481	(24,414)
Selling and marketing	816,658	836,256	(19.598)
Other non-current assets	510.697	466,685	44.012
Beginning retained earnings	4,535.042	4,527,371	7,671

The difference in net revenues from the adoption of Topic 606 primarily resulted from the timing difference between our satisfaction of performance obligation related to the initial franchise fees.  Following the adoption of Topic 606, we also capitalized the incremental costs of obtaining contracts that we would not have incurred had the contracts not been obtained. Deferred contract assets are subsequently amortized into the cost of revenues and selling and marketing expenses over the tutoring service periods.

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

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of income as income tax expense.

Business combination

We account for our business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the businesses acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, we remeasure the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of income.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which the cash flow projections are based, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Goodwill

We determined that we have five reporting units. Goodwill was allocated to three and four reporting units as of August 31, 2018 and 2019, respectively. We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

Specifically, the quantitative impairment test is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Impairment of long-lived assets other than goodwill

We evaluate our long-lived assets, including fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of our long-lived assets.

Long-term investments

Our long-term investments consist of equity securities without readily determinable fair value, investment in debt securities accounted for at fair value and equity method investments.

Prior to adopting ASC 321 on September 1, 2018, we carried at cost of our investments in investees that do not have readily determinable fair value over which we do not have significant influence, in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments. We only adjusted the carrying value of such investments for other-than-temporary decline in fair value and for distribution of earnings that exceeded our share of earnings since our investment. Our management regularly evaluated the cost method investments based on the performance and financial position of the investees as well as other evidence of estimated market values. Such evaluation included, but is not limited to, reviewing the investees’ cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss was recognized in the consolidated statements of income for the excess of the investment’s cost over its fair value at the balance sheet date. The fair value would then become the new cost basis of investment.

After the adoption of ASC 321 on January 1, 2018, for equity securities measured at fair value with changes in fair value record in earnings, we do not assess whether those investments are impaired.  For those equity securities that we select to use the measurement alternative, we use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.  We make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we have to estimate the investment’s fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”). If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Investments in equity investees represent investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. Under the equity method, we initially record its investment at cost and prospectively recognize its proportionate share of each equity investee’s net profit or loss into its consolidated statements of income. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. We evaluate its equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investment is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.

Investment in debt securities accounted for at fair value with original maturities of greater than twelve months are classified as long-term investments. As investment in debt securities classified as available for sale in accordance with AS 320 are reported at fair value.  Any unrealized gains and losses on available-for-sale investments are included in other comprehensive income.  Interest income are recognized in earnings.  When a decline in value is determined to be other-than-temporary, the impairment loss on the long-term available-for-sale investments would be recognized in the consolidated statements of income.

In 2019, we evaluated the investment in Beijing Huanfou Information and Technology Co., Ltd., or Huanfu, for impairment, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, our intent and ability to hold the investment and Huanfou’s financial performance and near-term prospects. Based on the evaluation, we concluded that the decline in the value of the investment in Huanfou meet the threshold of other-than-temporary and recorded impairment loss accordingly.

Besides Huanfou mentioned above, for all periods presented, there were no impairment of our long-term investments.

Measurement of Share-based Compensation

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

Subsequent to our initial public offering in March 2018, an additional 9,172,674 share options were granted under the Amended and Restated 2015 Plan during the fiscal year ended August 31, 2018. Vesting terms included (i) immediate vesting of 100% of the share options on date of grant; (ii) vesting periods of two years, with immediate vesting of one-thirds of the share options on date of grant, first and second anniversary of the vesting commencement date, respectively; (iii) a vesting period of four years, with 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, respectively; or (iv) vesting periods of four years, with 25% of the share options vesting on each anniversary of the vesting commencement date.

During the fiscal year ended August 31, 2019, we granted 141,997,178 share options under the Amended and Restated 2015 Plan. Vesting terms included (i) immediate vesting of 100% of the share options on date of grant; (ii) vesting periods of three years, with immediate vesting of 25% of the share options on date of grant, 1/48 of the share options in the each month after the first anniversary of the vesting commencement date, respectively; (iii) vesting periods of three years, with one-thirds of the share options vesting on each anniversary of the vesting commencement date; (iv) vesting periods of four years, with 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, respectively; or (v) vesting periods of four years, with 25% of the share options vesting on each anniversary of the vesting commencement date. On May 31, 2019, a certain executive signed a supplementary agreement, given his planned termination with the Group, which modified the vesting schedule with other terms unchanged. After the modification, 50% of the share options granted became fully vested on June 30, 2019 with the rest of the 50% being vested in 2020 and 2021.

On May 6, 2019. the Group granted additional 39,669,960 options under the Amended and Restated 2015 Plan to a certain executive. These options are subject to market conditions based upon the Group’s market capitalization on specified periods while executives remain employed by the Group.

During the fiscal year ended August 31, 2019, we granted 14,556,320 Class A restricted shares under the Amended and Restated 2015 Plan. Vesting terms included (i) immediate vesting of 100% of the restricted shares after one year of the vesting commencement date, (ii) vesting periods of four years, with 25% of the restricted shares vesting on each anniversary of the vesting commencement date.

In March 2017, one of our subsidiaries approved an employee share incentive scheme under which incentives are provided by certain Shanghai OneSmart’s subsidiaries to their regional management and staff, or the Domestic Plan. On May 2, 2017, 120,000 options were granted to employees by two subsidiaries. On March 31, 2019, the last tranche of 20,000 options granted on May 2, 2017 was modified by changing the performance condition, remaining the same service inception date and an requisite service period. On March 31, 2019, 10,000 options were granted to a certain employee. For information regarding the Domestic Plan, see “Item 6. Directors, Senior management and Employees—Domestic Employee Share Incentive Scheme” and our consolidated financial statements and the related notes included elsewhere in this annual report.

Share-based payment transactions with employees were accounted for as equity awards and measured at their grant date fair values. We recognize compensation expense over the requisite service period using the accelerated method. We recognize share-based compensation cost for equity awards to employees with performance conditions based on the probable outcome of the performance conditions. Compensation cost is recognized if it is probable that the performance conditions will be achieved.

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

The fair value of the share options under the Amended and Restated 2015 Plan were determined on the grant dates using the binomial option pricing model with assistance from an independent valuation firm. Subsequent to our initial public offering, fair value of the ordinary shares is the price of our publicly traded shares. The assumptions adopted to estimate the fair value of share options granted were as follows:

Amended and Restated 2015 Plan

	Year Ended August 31, 2018	Year Ended August 31, 2019

Risk-free interest rate	2.8%-4.0%	2.0%-3.1%
Expected volatility	46.0%-51.5%	51.4%-56.6%
Suboptimal exercise factor	2.50	2.20-2.80
Fair value per ordinary share	US$0.13-US$0.35	US$0.19-US$0.23

Domestic Plan

	For the year ended August 31, 2017	For the year ended August 31, 2019

Risk-free interest rate	4.8%	2.4%
Expected volatility	47.3%	47.0%
Suboptimal exercise factor	2.50	2.80
Fair value per ordinary share	RMB203.20 and RMB285.30	RMB351.24

We recognized total share-based compensation expenses of RMB25.0 million, RMB146.5 million and RMB71.5 million (US$10.0 million), for the years ended August 31, 2017, 2018 and 2019, respectively.

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

	Year Ended August 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
OneSmart VIP business	1,839,724	89.4	2,416,217	84.4	3,167,525	442,744	79.3
HappyMath	212,104	10.3	359,199	12.6	514,242	71,879	12.9
FasTrack English	—	—	72,961	2.5	192,430	26,897	4.8
Other	5,729	0.3	14,315	0.5	119,676	16,728	3.0
Total net revenues	2,057,557	100.0	2,862,692	100.0	3,993,873	558,248	100
Cost of revenues	(1,002,266)	(48.7)	(1,413,090)	(49.4)	(2,072,067)	(289,625)	(51.9)
Gross profit	1,055,291	51.3	1,449,602	50.6	1,921,806	268,623	48.1
Operating expenses(1)
Selling and marketing expenses	(369,221)	(17.9)	(590,589)	(20.6)	(816,658)	(114,149)	(20.5)
General and administrative expenses	(381,332)	(18.6)	(629,596)	(22.0)	(876,609)	(122,529)	(21.9)
Total operating expenses	(750,553)	(36.5)	(1,220,185)	(42.6)	(1,693,267)	(236,678)	(42.4)
Operating income	304,738	14.8	229,417	8.0	228,539	31,945	5.7
Interest income	13,484	0.7	23,824	0.8	81,207	11,351	2.0
Interest expense	(192)	(0.0)	(18,660)	(0.7)	(60,637)	(8,476)	(1.5)
Other income	19,410	0.9	89,320	3.1	82,836	11,578	2.1
Other expenses	—	—	(4,428)	(0.1)	(15,738)	(2,200)	(0.4)
Foreign exchange gain/(loss)	(180)	(0.0)	(1,168)	(0.0)	(138)	(19)	(0.0)
Income before income tax and share of net (loss)/income from equity interests	337,260	16.4	318,305	11.1	316,069	44,179	7.9
Income tax expense	(92,016)	(4.5)	(108,479)	(3.8)	(121,541)	(16,989)	(3.0)
Income before share of net (loss)/income from equity investees	245,244	11.9	209,826	7.3	194,528	27,190	4.9
Share of net (loss)/income from equity investees	(1,939)	(0.1)	4,630	0.2	(28,325)	(3,959)	(0.7)
Net income	243,305	11.8	214,456	7.5	166,203	23,231	4.2

Note:

(1)         Including share-based compensation expenses as set forth below:

	Year Ended August 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of Share-based Compensation Expenses
Selling and marketing	735	2,113	906	127
General and administrative	24,240	144,373	70,626	9,871
Total	24,975	146,486	71,532	9,998

Fiscal Year Ended August 31, 2019 compared to Fiscal Year Ended August 31, 2018

Net Revenues.  Our net revenues increased by 39.5% from RMB2.9 billion in the fiscal year 2018 to RMB4.0 billion (US$558.2 million) in the fiscal year 2019. This increase was primarily attributable to the significant growth of the student enrollments for our education programs and corresponding increase of total number of consumed class units. Our average monthly enrollment increased from 112,145 for the fiscal year 2018 to 158,346 for the fiscal year 2019. Our total number of consumed class units increased from 15.5 million for the fiscal year 2018 to 22.2 million for the fiscal year 2019.

Net revenues from OneSmart VIP business: The increase of the revenues was primarily due to the increase in student enrollments in our premium tutoring programs and OneSmart International Education, as a result of the ramp-up and expansion of our existing learning centers and the opening of new learning centers in more cities and greater sales and marketing efforts, and to a lesser extent, an increase in average fee rate per class units.

Revenues from HappyMath: The increase of the revenues was primarily due to the increase in the student enrollments as a result of increase in student enrollment as well as ramp-up and expansion of our existing learning centers and opening of new learning centers in more cities and greater sales and marketing efforts.

Revenues from FasTrack English: We acquired a controlling interest in Yuhan which operated the brand of “FasTrack English” in January 2018, and started to consolidated Yuhan in our financial statement since the second quarter of the fiscal year 2018. The increase of the revenues was primarily due to the increase in the student enrollments as a result of our successful business integration with FasTrack English, ramp-up of existing learning centers and its expansion into new geographic region.

Revenues from other: The increase of the revenues was primarily due to consolidation of Tianjin Huaying.

Cost of Revenues. Our cost of revenues increased by 46.6% from RMB1.4 billion in the fiscal year 2018 to RMB2.1 billion (US$289.6 million) in the fiscal year 2019, primarily due to an increase of RMB366.2 million in the compensation to the teachers and education advisors and an increase of RMB158.2 million in rental costs of our study centers. Such increase was in line with the expansion of our business operations.

Gross Profit and Gross Margin.  As a result of the factors set out above, our gross profit increased by 32.6% from RMB1.4 billion in the fiscal year 2018 to RMB1.9 billion (US$268.6 million) in the fiscal year 2019 as we continued to grow our operation scale. Gross margin slightly decreased from 50.6% in the fiscal year 2018 to 48.1% in the fiscal year 2019, which was primarily attributable to the increased percentage of newly opened study centers, faster growth of lower margin FasTrack English and the acquisition of the lower margin Tianjin Huaying business.

Selling and Marketing Expenses.  Our selling and marketing expenses increased by 38.3% from RMB590.6 million in the fiscal year 2018 to RMB816.7 million (US$114.1 million) in the fiscal year 2019. This increase was primarily due to the increase in (i) headcount of the selling and marketing personnel and staff related costs, and (ii) sales and marketing activities to support new student enrollments growth and adoption of more effective sales and marketing channel.

General and Administrative Expenses.  Our general and administrative expenses increased by 39.2% from RMB629.6 million in the fiscal year 2018 to RMB876.6 million (US$122.5 million) in the fiscal year 2019. This increase was primarily due to a rise in research and development of education technology, teaching systems and curriculum materials associated with both our premium offline business and newly launched online business. We also incurred fair amount of general and administrative expenses to comply with the new regulatory standards, to support the openings of study centers or relocating existing study centers.

Operating Income.  As a result of the factors set out above, we had RMB229.4 million operating income in the fiscal year 2018 and RMB228.5 million (US$31.9 million) operating income in the fiscal year 2019.

Interest Income.  We had interest income of RMB23.8 million and RMB81.2 million (US$11.4 million) in the fiscal year 2018 and 2019, respectively, which consisted primarily of interest earned from our cash and cash equivalents and short-term and long-term investments.

Other Income.  We recorded other income of RMB89.3 million and RMB82.8 million (US$11.6 million) in the fiscal year 2018 and 2019, respectively. Other income in the fiscal year 2018 was mainly attributable to government subsidies in the form of cash award and gains. Other income in the fiscal year 2019 was mainly attributable to government subsidies in the form of cash award and gains from disposals of investment. However, government subsidies in the form of cash award is discretionary in nature and we do not believe that the increase in government subsidies during the referenced period is reflective of a known trend.

Income Tax Expenses.  Our income tax expenses increased slightly from RMB108.5 million in the fiscal year 2018 to RMB121.5 million (US$17.0 million) in the fiscal year 2019.

Net Income.  As a result of the foregoing, we had net income of RMB214.5 million in the fiscal year 2018 and net income of RMB166.2 million (US$23.2 million) in the fiscal year 2019.

Fiscal Year Ended August 31, 2018 compared to Fiscal Year Ended August 31, 2017

Net Revenues.  Our net revenues increased by 39.1% from RMB2.1 billion in the fiscal year 2017 to RMB2.9 billion in the fiscal year 2018. This increase was primarily attributable to the significant growth of the student enrollments for our education programs and corresponding increase of total number of consumed class units. Our average monthly enrollment increased from 76,841 for the fiscal year 2017 to 112,145 for the fiscal year 2018. Our total number of consumed class units increased from 11.2 million for the fiscal year 2017 to 15.5 million for the fiscal year 2018.

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

Cost of Revenues.  Our cost of revenues increased by 41.0% from RMB1.0 billion in the fiscal year 2017 to RMB1.4 billion in the fiscal year 2018, primarily due to an increase of RMB235.3 million in the compensation to the teachers and education advisors and an increase of RMB97.4 million in rental costs of our study centers. Such increase was in line with the expansion of our business operations.

Gross Profit and Gross Margin.  As a result of the factors set out above, our gross profit increased by 37.4% from RMB1.1 billion in the fiscal year 2017 to RMB1.4 billion in the fiscal year 2018 as we continued to grow our operation scale. Gross margin slightly decreased from 51.3% in the fiscal year 2017 to 50.6% in the fiscal year 2018, which was primarily attributable to the relatively lower gross margin of newly opened study centers at their ramp-up stage.

Selling and Marketing Expenses.  Our selling and marketing expenses increased by 60.0% from RMB369.2 million in the fiscal year 2017 to RMB590.6 million in the fiscal year 2018. This increase was primarily due to the increase in (i) headcount of the selling and marketing personnel and staff related costs, and (ii) advertising, marketing and brand promotion activities.

General and Administrative Expenses.  Our general and administrative expenses increased by 65.1% from RMB381.3 million in the fiscal year 2017 to RMB629.6 million in the fiscal year 2018. This increase was primarily due to a significant increase in share-based compensation expenses recognized for share-based awards that became exercisable upon the completion of the initial public offering and the increase in headcount and staff costs of our management personnel.

Operating Income.  As a result of the factors set out above, we had RMB304.7 million operating income in the fiscal year 2017 and RMB229.4 million operating income in the fiscal year 2018.

Interest Income.  We had interest income of RMB13.5 million and RMB23.8 million in the fiscal year 2017 and 2018, respectively, which consisted primarily of interest earned from our cash and cash equivalents and short-term investments.

Other Income.  We recorded other income of RMB19.4 million and RMB89.3 million in the fiscal year 2017 and 2018, respectively. Other income in the fiscal year 2017 was mainly due to the realized gain on available-for-sale investments and recognized investment gain on step acquisitions. Other income in the fiscal year 2018 was mainly attributable to government subsidies in the form of cash award and gains. With the growth of our business and our increased contribution to local tax income in 2018, we were awarded a higher amount of government subsidies as an incentive by local government authorities. However, government subsidies in the form of cash award is discretionary in nature and we do not believe that the increase in government subsidies during the referenced period is reflective of a known trend.

Income Tax Expenses.  Our income tax expenses increased from RMB92.0 million in the fiscal year 2017 to RMB108.5 million in the fiscal year 2018, which could be attributable to the increase in taxable income which excluded the share-based compensation costs.

Net Income.  As a result of the foregoing, we had net income of RMB243.3 million in the fiscal year 2017 and net income of RMB214.5 million in the fiscal year 2018.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Summary of Significant Accounting Policies—(bb) Recent accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by operating activities, IPO proceeds, historical equity financing activities and commercial bank loan. In December 2017, we borrowed RMB450 million through a credit facility from a commercial bank for a term of five years. We subsequently used the loan partially for our working capital needs and partially for the payment of the consideration in relation to 2017 Restructuring. In March 2019, we were provided an interest bearing secured term facility of up to US$139 million by a group of arrangers led by UBS AG, Singapore Branch. The term facility has a three-year term from the initial drawdown date and should be repaid in installments. In April 2019, we borrowed RMB43.2 million through a credit facility from a commercial bank for a term of five years. We subsequently used the loan for the acquisition of Tianjin Huaying. As of August 31, 2017, 2018 and 2019, our cash and cash equivalents were RMB981.8 million, RMB1,410.7 million and RMB1,386.4 million (US$193.8 million), respectively. Our cash and cash equivalents primarily consist of cash at banks and on hand.

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

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended August 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow:
Net cash provided by operating activities	773,281	867,370	345,374	48,273
Net cash used in investing activities	(80,961)	(1,169,244)	(1,392,335)	(194,613)
Net cash (used in)/provided by financing activities	23,214	652,605	988,358	138,148
Effect of exchange rate changes	—	78,244	34,268	4,790
Net increase in cash and cash equivalents	715,534	428,975	(24,335)	(3,402)
Cash and cash equivalents at beginning of year	266,238	981,772	1,410,747	197,189
Cash and cash equivalents at end of year	981,772	1,410,747	1,386,412	193,787

Operating Activities

Net cash generated from operating activities in the fiscal year ended August 31, 2019 was RMB345.4 million (US$48.3 million). The difference between our net income of RMB166.2 million (US$23.2 million) and the net cash generated from operating activities was primarily due to (i) an adjustment of RMB202.1 million (US$28.2 million) in non-cash items, which mainly consisted of depreciation and amortization of RMB175.9 million (US$24.6 million) and share-based compensation of RMB71.5 million (US$10.0 million), and (ii) an increase of accrued expenses and other current liabilities of RMB297.3 million (US$41.6 million), and was partially offset by (i) an increase in prepayments and other current assets of RMB257.3 million (US$36.0 million).

Net cash generated from operating activities in the fiscal year ended August 31, 2018 was RMB867.4 million. The difference between our net income of RMB214.5 million and the net cash generated from operating activities was primarily due to (i) an increase in prepayment from customers of RMB415.6 million, (ii) an adjustment of RMB239.0 million in non-cash items, which mainly consisted of share-based compensation of RMB146.5 million and depreciation and amortization of RMB119.3 million, and (iii) an increase of accrued expenses and other current liabilities of RMB131.2 million, and was partially offset by an increase in prepayments and other current assets of RMB167.1 million. The prepayment from customers consists of the upfront tuition fee payments from students, which increased in the fiscal year ended August 31, 2018 primarily due to an increased number of student enrollments.

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

Investing Activities

Net cash used in investing activities was RMB1,392.3 million (US$194.6 million) in the fiscal year ended August 31, 2019, primarily due to (i) purchase of long-term investments of RMB1.1 billion (US$156.6 million), (ii) purchase of short-term investments of RMB820.0 million (US$114.6 million), (iii) purchase of property and equipment of RMB284.0 million (US$39.7 million) as we expanded our existing study centers and opened new study centers, (iv) due from third parties of RMB237.1 million (US$33.1 million), and (v) acquisition and disposal of subsidiaries of RMB196.3 million (US$27.4 million), partially offset by (i) proceeds from sales of short-term investments of RMB1.2 billion (US$166.5 million), (ii) proceeds from disposal of long-term investments of RMB64.4 million (US$9.0 million), and (iii) income from short-term investments of RMB11.5 million (US$1.6 million).

Net cash used in investing activities was RMB1,169.2 million in the fiscal year ended August 31, 2018, primarily due to (i) purchase of short-term investments of RMB1.8 billion, (ii) purchase of long-term investments of RMB369.3 million, (iii) purchase of property and equipment of RMB242.0 million as we expanded our existing study centers and opened new study centers, and (iv) acquisition of subsidiaries of RMB229.5 million, partially offset by proceeds from sales of short-term investments of RMB1.4 billion and income from short-term investments of RMB18.5 million.

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

Financing Activities

Net cash provided by financing activities in the fiscal year ended August 31, 2019 was RMB988.4 million (US$138.1 million), primarily due to (i) an increase in the proceeds from bank loan of RMB1.3 billion (US$175.8 million), and (ii) an increase in the proceeds from disposal of partial interests in subsidiaries of RMB98.1 million (US$13.7 million), partially offset by an increase in share repurchase of RMB203.8 million (US$28.5 million), repayments of bank loans of RMB95.0 million (US$13.3 million) and acquisition of non-controlling interests of RMB65.6 million (US$9.2 million).

Net cash provided by financing activities in the fiscal year ended August 31, 2018 was RMB652.6 million, primarily due to (i) an increase in the proceeds from issuance of series A-1 redeemable convertible preferred shares of RMB1.8 billion, and (ii) an increase in the proceeds from initial public offering of RMB1.0 billion, partially offset by an increase in the distribution to our shareholders of RMB2.6 billion in relation to the 2017 Restructuring.

Net cash provided by financing activities in the fiscal year ended August 31, 2017 was RMB23.2 million, primarily due to an increase in the proceeds from capital contribution of RMB19.0 million and proceeds from a short-term bank loan of RMB5.0 million.

Capital Expenditures

Our capital expenditures are incurred mainly for renovation of our study centers. We made capital expenditures of RMB172.7 million, RMB242.0 million and RMB284.0 million (US$39.7 million) in the fiscal year 2017 and 2018 and 2019, respectively. The increase of capital expenditures was mainly due to purchases of office equipment and renovation costs as we expanded existing study centers and opened new study centers. Our capital expenditures have been primarily funded by cash generated from our operations.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended August 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of August 31, 2019:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	4 Years	More than 4 Years
	(in millions of US$)
Operating Lease Obligations	290.1	77.4	128.2	45.3	39.2

Our operating lease obligations relate to our leases of office premises and study centers. The total rental expenses for all operating leases for the fiscal years of 2017, 2018 and 2019 were RMB222.7 million, RMB338.2 million and RMB535.3 million (US$74.8 million), respectively.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of August 31, 2019.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.                             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xi Zhang	45	Chairman and Chief Executive Officer
Honggang (Greg) Zuo	43	Director, Chief Financial Officer and Chief Strategic Officer
Zhizhi Gong	39	Director
Zhe Wei	49	Independent Director
Min Zhang	46	Independent Director
Yan Gong	46	Independent Director
Xiaoqiang Meng	46	Senior Vice President
Muyuan Ma	47	Vice President

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

Mr. Honggang (Greg) Zuo previously served as our director from September 2017 to February 2018 and has served as our director, chief financial officer and chief strategic officer since June 2019. Mr. Zuo was an executive director of Asian Special Situations Group of Goldman Sachs since 2013. Prior to that, he worked as an investment executive of Intermediate Capital Group in China from 2011 to 2013, vice president of GE Capital in the United States from 2007 to 2009, and director of MasterCard Worldwide in the United States from 2004 to 2007. In addition, he has six years of experience in management consulting with AlixPartners and PricewaterhouseCoopers in China. Mr. Zuo received a bachelor’s degree in international business from Shanghai Jiao Tong University in 1998 and a master’s degree in business administration from MIT Sloan School of Management in 2004.

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

Mr. Zhe Wei has served as our independent director since March 27, 2018. Mr. Wei has over 20 years of experience in both investment and operational management in China. Prior to launching Vision Knight Capital, a private equity fund, in 2011, Mr. Wei served for five years as an executive director and the chief executive officer of Alibaba.com Limited, a leading worldwide B2B e-commerce company. Mr. Wei was the president, from 2002 to 2006, and chief financial officer, from 2000 to 2002, of B&Q China, a subsidiary of Kingfisher plc, a leading home improvement retailer in Europe and Asia. From 2003 to 2006, Mr. Wei was also the chief representative for Kingfisher’s China sourcing office, Kingfisher Asia Limited. Mr. Wei currently serves as an executive director of Zall Smart Commerce Group Ltd.(HKSE:02098), a company listed on the Hong Kong Stock Exchange, an independent director of Leju Holdings Limited (NYSE: LEJU), a company listed on the New York Stock Exchange, and has been non-executive director at PCCW Limited (HKSE: 00008), a company listed on the Hong Kong Stock Exchange Mr. Wei received a bachelor’s degree in international business management from Shanghai International Studies University in July 1993 and completed a corporate finance program at London Business School in June 1998.

Ms. Min Zhang has served as our independent director since March 27, 2018. Ms. Min Zhang has been the chief executive officer of Huazhu Group Limited since May 2015. Prior to this, Ms. Zhang served different positions at Huazhu Group, including chief strategy office from 2013 to 2015, president from January 2015 to May 2015 and chief financial officer from 2008 to 2015. Ms. Zhang has ten years of experience in finance and consulting in China, US and Thailand. Prior to joining Huazhu Group Limited in 2007, she served as the finance director of Eli Lilly (Asia) Inc., Thailand Branch and the chief financial officer of ASIMCO Casting (Beijing) Company, Ltd. Ms. Zhang received her bachelor’s degree in international business management and master’s degree in economics from the University of International Business and Economics in June 1994 and July 1997, respectively. She worked as a management consultant prior to receiving a master’s degree in business administration from Harvard Business School in June 2003. Ms. Min Zhang is a Fellow of The Aspen China Fellowship Program and a member of the Aspen Global Leadership Network.

Dr. Yan Gong has served as our independent director since January 2019. Dr. Gong is a professor of entrepreneurial management practice at China Europe International Business School (“CEIBS”) and a Programme Director of CEIBS Entrepreneurial Leadership Camp/CEIBS Venture Capital Camp. Dr. Gong specializes in lean startup methodology and has focused his research on strategic transformation, lean startup and business model innovation. Prior to joining CEIBS, Dr. Gong was an assistant professor at the Paul Merage School of Business, University of California, Irvine. He currently serves as an independent director at Giant Network Group Co. Ltd. (Shenzhen Stock Exchange:  002558) and Jack Sewing Machine Co. Ltd. (Shanghai Stock Exchange: 603337). Dr. Gong received his bachelor’s degree from Hunan University, China, an MBA degree from Zhejiang University, China, and a Ph.D. in management from the University of Wisconsin-Madison.

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

Mr. Muyuan Ma has served as our vice president in charge of Research and Technology Center since 2014. Before joining our company, Mr. Ma served as a vice president of Beijing Youcan Co., Ltd. in 2013, a vice president of HaoFang Information Technology Co., Ltd. from 2008 to 2012, a director of Shanghai Shanda Networking Co., Ltd. from 2005 to 2008 and marketing director of Executive MBA program at School of Economics and Management of Tsinghua University from 2002 to 2005. Mr. Ma received a bachelor’s degree in chemistry from Beijing Union University in 1994 and a master’s degree in business administration from Warwick Business School in 2001.

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

B.                          Compensation

For the fiscal year ended August 31, 2019, we paid an aggregate of RMB5.8 million (US$0.8 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Amended and Restated 2015 Plan

To attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business, we, through our predecessor Cayman Islands company, initially adopted an employee stock incentive plan in March 2013, which was subsequently replaced by a domestic share incentive plan of Shanghai OneSmart approved in February 2015. As part of the 2017 Restructuring, we adopted an amended and restated 2015 Share Incentive Plan in April 2017, which was further amended on February 5, 2018, or the Amended and Restated 2015 Plan. The maximum aggregated number of our ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 336,642,439 Class A ordinary shares, plus an annual 2.0% increase of the total number of ordinary shares outstanding on August 31 of the preceding calendar year on the first day of each the following nine fiscal years of the Company commencing on September 1, 2018. As of the date of this annual report, the maximum aggregate number of shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 595,528,667 and options to purchase 408,181,898 Class A ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of the date of this annual report,  the outstanding options granted under the Amended and Restated 2015 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates:

Name	Ordinary Shares Underlying Outstanding Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Honggang (Greg) Zuo	*	0.0189	May 6, 2019	May 5, 2029
Xiaoqiang Meng	*	0.0021	November 30, 2017	February 27, 2027
Muyuan Ma	*	0.0023; 0.0560	December 1, 2015; March 1, 2017	November 30, 2025; February 27, 2027
Zhe Wei	*	0.0250	March 28, 2018	March 27, 2028
Min Zhang	*	0.0250	March 28, 2018	March 27, 2028
Yan Gong	*	0.0750	February 1, 2019	January 31, 2029

*                                         Less than 1% of our total outstanding shares.

As of the date of this annual report, other employees, including certain former employees, as a group held outstanding options awarded to purchase 261,817,634 Class A ordinary shares of our company, with exercise price of US$0.0006 - 0.2225 per share.

Domestic Employee Share Incentive Scheme

In March 2017, Shanghai OneSmart adopted an employee share incentive scheme under which additional incentives are provided to the regional heads and management of the company. According to the scheme, certain subsidiaries of Shanghai OneSmart may grant in total up to 10% or 30% equity interests of those subsidiaries if the performance targets of the regional heads and management are met. As of the date of this annual report, two subsidiaries implemented the scheme and have granted certain regional heads130,000 options to subscribe a total of 9% and 8% equity interests in the two subsidiaries, respectively.The granted option will be forfeited if the grantee’s employment terminates. None of the equity interests held by the grantees enjoys the right to vote. Half of the incentive equity in one subsidiary has vested interest while the other half was forfeited. 55.6% of the incentive equity in the other subsidiary has vested interest while the remaining 44.4% was forfeited.

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

Audit Committee. Our audit committee consists of Ms. Min Zhang, Mr. Zhe Wei and Dr. Yan Gong. Ms. Min Zhang is the chairwoman of our audit committee. We have determined that Ms. Min Zhang, Mr. Zhe Wei and Dr. Yan Gong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Ms. Min Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee.  Our compensation committee consists of Mr. Zhe Wei, Ms. Min Zhang, Ms. Zhizhi Gong and Dr. Yan Gong. Mr. Zhe Wei is the chairman of our compensation committee. We have determined that Mr. Zhe Wei, Ms. Min Zhang and Dr. Yan Gong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Ms. Zhizhi Gong, Ms. Min Zhang, Mr. Zhe Wei and Dr. Yan Gong. Ms. Zhizhi Gong is the chairwoman of our nominating and corporate governance committee. We have determined that Ms. Min Zhang, Mr. Zhe Wei and Dr. Yan Gong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.                                    Employees

As of August 31, 2017, 2018 and 2019, we had a total of 8,588, 11,700 and 14,741 employees, respectively. Almost all of our employees are located in China.

The following table sets forth the numbers of our employees, categorized by function, as of August 31, 2019:

Functions:	Number of Employees
Teachers	7,501
Study advisors	1,600
Sales and marketing	1,854
Research Technology Center	129
General and administrative	3,657
Total	14,741

We believe we offer our employees competitive compensation packages and a merit-based work environment and, as a result, we have generally been able to attract and retain qualified personnel.

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

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 30, 2019 by:

•                  each of our directors and executive officers; and

•                  each person known to us owning beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 6,472,121,883 ordinary shares outstanding as of November 30, 2019, including (i) 4,175,279,867 Class A ordinary shares, excluding 139,537,678 Class A ordinary shares as treasury shares or treasury ADSs, and (ii) 2,296,842,016 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as converted basis	%	% of aggregate voting power †
Directors and Executive Officers**:
Xi Zhang(1)	15,620,000	2,296,842,016	2,312,462,016	35.7	91.7
Honggang (Greg) Zuo	—	—	—	—	—
Zhizhi Gong(2)	—	—	—	—	—
Zhe Wei(3)	143,442,550	—	143,442,550	2.2	0.3
Min Zhang(4)	*	—	*	*	*
Yan Gong(5)	—	—	—	—	—
Xiaoqiang Meng	*	—	*	*	—
Muyuan Ma	*	—	*	*	*
Zhuxiu Dong***	*	—	*	*	*
All Directors and Executive Officers as a Group	185,800,500	2,296,842,016	2,482,642,516	38.2	92.0

Principal Shareholders:
Happy Edu Inc.(6)	—	2,296,842,016	2,296,842,016	35.5	91.7
Origin Investment Holdings Limited(7)	1,240,685,677	—	1,240,685,677	19.2	2.5
Goldman Sachs and its affiliates(8)	686,923,360	—	686,923,360	10.6	1.4
CW One Smart Limited(9)	351,355,351	—	351,355,351	5.4	0.7

*                       Less than 1% of our total outstanding shares.

**          Except as otherwise indicated below, the business address of our directors and executive officers is No.165, Guangfu West Road, Putuo District, Shanghai, China.

***   Mr. Zhuxiu Dong has tendered his resignation in November 2019 and no longer serves as our senior vice president, effective December 4, 2019.

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

(1)         Represents (i) 15,620,000 Class A ordinary shares represented by ADSs beneficially held by Mr. Zhang, and (ii) 2,296,842,016 Class B ordinary shares, beneficially owned by Happy Edu Inc., a British Virgin Islands company beneficially owned by Mr. Zhang. Happy Edu Inc. is ultimately held by The Zhen Wei Family Trust, a trust established with the laws of British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Happy Edu Inc. in our company. The business address of Mr. Zhang is No.165, Guangfu West Road, Putuo District, Shanghai, China.

(2)         The business address of Ms. Gong is Unit 1918, China World Tower A, No. 1 Jianwai Avenue, Chaoyang District, Beijing, China.

(3)         Represents (i) 142,642,550 Class A ordinary shares held by Angus Holdings Limited, and (ii) 800,000 Class A ordinary shares issuable upon the exercise of the options held by Mr. Zhe Wei vested or to be vested within 60 days after November 30, 2019. Angus Holdings Limited is controlled by Vision Knight Capital and in turn is beneficially owned by Mr. Zhe Wei. The business address of Mr. Wei is Unit 3301, Kerry Parkside Office, 1155 Fangdian Road, Pudong New District, China.

(4)         The business address of Ms. Zhang is No. 2266 Hongqiao Road, Changning District, Shanghai, China.

(5)         The business address of Dr. Yan Gong is 699 Hongfeng Road, Pudong New District, Shanghai, China.

(6)         Represents 2,296,842,016 Class B ordinary shares held by Happy Edu Inc., a British Virgin Islands company beneficially owned by Mr. Xi Zhang. The registered address of Happy Edu Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)         Represents 1,240,685,677 Class A ordinary shares (including 314,400,000 Class A ordinary shares in the form of ADSs) held by Origin Investment Holdings Limited, a company incorporated in the Cayman Islands. Information regarding beneficial ownership is reported as of April 24, 2019, based on the information contained in the Schedule 13D filed by Origin Investment Holdings Limited and its affiliates with SEC on May 3, 2019. Please see the Schedule 13D filed by Origin Investment Holdings Limited and its affiliates with SEC on May 3, 2019 for information relating to Origin Investment Holdings Limited and its affiliates.  The registered address of Origin Investment Holdings Limited is 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(8)         Represents 686,923,360 Class A ordinary shares beneficially owned by The Goldman Sachs Group, Inc., through Goldman Sachs Investments Holdings (Asia) Limited and Stonebridge 2017 (Singapore) Pte. Ltd and its affiliates as of December 31, 2018. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G/A filed by Goldman Sachs and its affiliates with SEC on February 13, 2019. Please see the Schedule 13G/A filed by Goldman Sachs and its affiliates with SEC on February 13, 2019 for information relating to Goldman Sachs and its affiliates. The address of Goldman Sachs Group, Inc. is 200 West Street, New York, NY 10282, United States of America.

(9)         Represents (i) 31 Class A ordinary shares and (ii) 351,355,320 Class A ordinary shares represented by ADSs held by CW One Smart Limited, a company incorporated in the British Virgin Islands. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by CW One Smart Limited and its affiliates with SEC on February 12, 2019. Please see the Schedule 13G filed by CW One Smart Limited and its affiliates with SEC on February 12, 2019 for information relating to CW One Smart Limited and its affiliates. The registered address of CW One Smart Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of November 30, 2019, 3,044,889,040 of our ordinary shares (including 114,846,320 Class A ordinary shares as treasury ADSs) were held by record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Transaction with Shareholders and Affiliates

In the fiscal year 2017, we provided an interest-free, unsecured loan of RMB16.5 million, payable within five years from draw down in April 2017 to Shanghai Ya Qiao Education Investment Co., Ltd., or Ya Qiao Education, for its operation purposes. In April 2018, we and Ya Qiao Education entered into an agreement to convert the loan into 75% equity interests in Ya Qiao Education. As of August 31, 2019, such conversion was not completed and we recorded RMB18.8 million (US$2.6 million) as amounts due from the related parties in connection with the loan extended to Ya Qiao Education. The loan extended to Ya Qiao Education is outstanding as of the date of this annual report.

In October 2018, we acquired a strategic minority equity stake in Tus-Juren. From November 2018 to February 2019, we provided management consulting services and receive licensing fee from Tus-Juran of RMB6.8 million (US$0.9 million). From November 2018 to February 2019, we lent a series of five-year convertible loan in an aggregate amount of RMB379.7 million to Tus-Juren. Such convertible loan bear a 10% annual coupon and we have the option to convert the principal and any unpaid interests of such convertible loan into new equity of Tus-Juren at a pre-determined valuation at any time after either the third or fourth anniversary from the borrowing date.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended August 31, 2019 and do not anticipate becoming a PFIC for the foreseeable future. While we do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017 and 2018 were increases of 1.6% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

As of August 31, 2019, we had Renminbi-denominated cash and cash equivalents of RMB1,386.4 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on August 31, 2019 would result in a decrease of US$10.8 million in cash and cash equivalents.

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

Fees and Other Payments Made by the Depositary to Us

The depositary anticipates to make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We did not receive such reimbursement from the depositary in the fiscal year ended August 31, 2019.

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

For the fiscal year ended August 31, 2019, we used the net proceeds from our IPO as follows:

•                  approximately US$62.7 million for upgrade and expansion of our study center network and education talent recruitment and training;

•                  approximately US$17.0 million for research and development expenditures in service offerings and initiatives, curriculum design and data analytics capabilities; and

•                  approximately US$59.6 million for working capital optimization and other general corporate purposes, including selective investments and acquisitions of education businesses that complement our existing service offerings and/or further strengthen our curriculum and teaching material design and technology capabilities.

As of August 31, 2019, we have used up the net proceeds from our initial public offering.

ITEM 15.                      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of August 31, 2019. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of August 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

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

	Year Ended August 31,
	2018	2019
	(in US$ thousands)
Audit fees(1)	659	811
All other fees(2)	45	7
Tax fees(3)	—	59

(1)       “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, net of out-of-pocket expenses incurred and taxes.

(2)       “All other fees” represents the aggregate fees billed listed for services rendered by our principal auditors associated with certain due diligence project and review of our financial statements and not reported under “Audit fees” in the fiscal year of 2018 and 2019, respectively, net of out-of-pocket expenses incurred and taxes.

(3)       “Tax fees” represents the aggregate fees billed listed for the professional tax services rendered by our principal auditors.

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On October 5, 2018, our board of directors authorized a share repurchase program, under which we may purchase up to US$30.0 million worth of our shares over the next 12 months from October 5, 2018. The US$30.0 share repurchase program was publicly announced on October 5, 2018. This share repurchase program expired on October 4, 2019.

On April 29, 2019, our board of directors authorized a share repurchase program, under which we may purchase up to US$50.0 million worth of our shares over the next 12 months from April 29, 2019 through April 28, 2020. The US$50.0 share repurchase program was publicly announced on April 29, 2019.

The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share (US$)	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under Share Repurchase Program (US$, in millions)
September 2018	—	—	—	30.00
October 2018	—	—	—	30.00
November 2018	31,762,598	0.19	31,762,598	23.67
December 2018	20,656,080	0.19	20,656,080	19.79
January 2019	20,344,800	0.21	20,344,800	15.45
February 2019	18,494,000	0.21	18,494,000	11.59
March 2019	21,223,640	0.21	21,223,640	7.04
April 2019	27,916,760	0.21	27,916,760	51.19
May 2019	5,364,600	0.22	5,364,600	50.01
June 2019	—	—	—	55.01
July 2019	—	—	—	55.01
August 2019	—	—	—	55.01

ITEM 16F.               CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.             CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Companies Law of the Cayman Islands. Currently, our board of directors is composed of six members, three of whom are independent directors. In addition, the NYSE Manual requires U.S. domestic listed companies to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law of the Cayman Islands. Currently, our compensation committee is composed of four members, only three of whom are independent directors. Our nominating and corporate governance committee is composed of four members, only three of whom are independent directors. In addition, the NYSE Manual requires shareholder approval for certain matters, including (i) requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, and (ii) requiring that shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock in certain transaction or series of related transactions, which is not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law only in determining whether shareholder approval is required.

As a result of our choice to follow home country practice in those matters, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

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
1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, effective April 2, 2018 (incorporated herein by reference to Exhibit 1.1 to the annual report on Form 20-F filed on December 27, 2019 (File No. 001-38430))

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 filed on March 16, 2018 (File No. 333-223406))

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

2.4*	Description of Securities

4.1	Amended and Restated 2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

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
4.17

English translation of Equity Pledge Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai OneSmart Education and Training Co., Ltd. and its shareholders dated January 24, 2018 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.18

English translation of Shareholders’ Voting Rights Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai OneSmart Education and Training Co.,  Ltd. and its shareholders dated January 24, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.19

English translation of Loan Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd. and the shareholders of Shanghai OneSmart Education and Training Co.,  Ltd. dated January 24, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.20

English translation of Payment Agreement among Lina Zheng, OneSmart International Education Group Limited, Shanghai OneSmart, Shanghai Jing Xue Rui Information and Technology Co.,  Ltd., Shanghai Jing Yu Investment Co., Ltd., Shanghai Xi Zhi Enterprise Management Co., Ltd. and Rui Si dated December 12, 2017 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.21

English translation of Payment Agreement among Guozhi Hu, OneSmart International Education Group Limited, Shanghai OneSmart, Shanghai Jing Xue Rui Information and Technology Co.,  Ltd., Shanghai Jing Yu Investment Co., Ltd., Shanghai Xi Zhi Enterprise Management Co., Ltd., Rui Si and other parties dated December 12, 2017 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.22*

English translation of Equity Transfer Agreement and Share Transfer Agreement relating to the acquisition of Tianjin Huaying among Shanghai Jingrui Education Investment Co., Ltd, ONESMART EDU INC., the equity interest holders of Tianjin Huaying Education Consulting Co., Ltd and other parties thereto dated September 1, 2018

4.23*

English translation of Framework Agreement and Equity Transfer Agreements relating to the acquisition of minority interest in Beijing Tus-Juren among Shanghai OneSmart Education Investment Co., Ltd., Tus-Education Investment (Beijing) Co., Ltd. and other parties thereto dated September 23, 2018

4.24*

English translation of Loan Framework Agreement among Shanghai OneSmart Education Investment Co., Ltd., Beijing Yangguang Juren Education and Technology Co., Ltd. and Xiaofei Geng dated October 31, 2018

4.25*	Senior Facilities Agreement among the Registrant, UBS AG, Singapore Branch and other parties thereto dated March 27, 2019

8.1*	Principal subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of King & Wood Mallesons

15.2*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: December 16, 2019

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of OneSmart International Education Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OneSmart International Education Group Limited (the “Company”) and subsidiaries as of August 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended August 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenues from contracts with customers using a modified retrospective approach and its method for accounting for the recognition, measurement, presentation and disclosure of certain equity securities in the year ended August 31, 2019.

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

Beijing, the People’s Republic of China

December 16, 2019

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of August 31,
	Notes	2018	2019	2019
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,410,747	1,386,412	193,787
Short-term investments	6	815,854	454,426	63,518
Prepayments and other current assets	7	252,964	578,787	80,900
Total current assets		2,479,565	2,419,625	338,205

Non-current assets:
Property and equipment, net	8	449,990	567,987	79,391
Intangible assets, net	9	112,119	168,622	23,569
Long-term investments	10	484,103	1,487,638	207,936
Goodwill	11	372,077	815,052	113,925
Deferred tax assets	14	37,455	83,104	11,616
Amount due from a related party	16	16,500	18,750	2,621
Other non-current assets	17	251,118	510,697	71,383
Total non-current assets		1,723,362	3,651,850	510,441

Total assets		4,202,927	6,071,475	848,646

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB548,408 and RMB750,164 (US$104,855) as of August 31, 2018 and August 31, 2019, respectively)	12	579,533	816,392	114,111
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB33,809 and RMB66,300 (US$9,267)) as of August 31, 2018 and August 31, 2019, respectively)		45,291	81,397	11,378
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB1,991,647 and RMB2,170,766 (US$303,421) as of August 31, 2018 and August 31, 2019, respectively)		1,991,647	2,170,815	303,428
Short-term loan (including short-term loan of the consolidated VIEs without recourse to the Group of nil and RMB249,876 (US$34,927) as of August 31, 2018 and August 31, 2019, respectively)	18	—	249,876	34,927
Long-term loan, current portion (including long-term loan, current portion of the consolidated VIEs without recourse to the Group of RMB45,000 and RMB71,820 (US$10,039) as of August 31, 2018 and August 31, 2019, respectively)	18	45,000	71,820	10,039
Total current liabilities		2,661,471	3,390,300	473,883

		As of August 31,
	Notes	2018	2019	2019
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB23,528 and RMB55,719 (US$7,788) as of August 31, 2018 and 2019, respectively)	14	23,528	57,066	7,976
Long-term loan (including long-term loan of the consolidated VIEs without recourse to the Group of RMB405,000 and RMB376,380 (US$52,609) as of August 31, 2018 and 2019, respectively)	18	405,000	1,345,754	188,104
Unrecognized tax benefit (including liability for unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB17,345 and RMB25,640 (US$3,584) as of August 31, 2018 and 2019, respectively)		17,685	29,442	4,115
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of nil and RMB43,440 (US$6,072) as of August 31, 2018 and 2019, respectively)		—	91,440	12,781
Total non-current liabilities		446,213	1,523,702	212,976

Total liabilities		3,107,684	4,914,002	686,859

Commitments and contingencies	23

Shareholders’ equity:
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares authorized; 4,220,365,545 issued and outstanding as of August 31, 2018; 4,314,817,545 issued and 4,130,261,827 outstanding as of August 31, 2019, respectively)		26	26	4
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 and 2,296,842,016 issued and outstanding as of August 31, 2018 and August 31, 2019, respectively)		16	16	2
Treasury stock	15	—	(203,759)	(28,481)
Additional paid-in capital		5,426,503	5,501,992	769,047
Statutory reserves	22	4,272	7,080	990
Accumulated deficit		(4,535,042)	(4,300,153)	(601,059)
Accumulated other comprehensive income	20	128,900	87,148	12,181
Total OneSmart International Education Group Limited shareholders’ equity	15	1,024,675	1,092,350	152,684
Non-controlling interests		70,568	65,123	9,103
Total shareholders’ equity		1,095,243	1,157,473	161,787
Total liabilities, non-controlling interests and shareholders’ equity		4,202,927	6,071,475	848,646

The accompanying notes are an integral part of these consolidated financial statements.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the years ended August 31,
	Notes	2017	2018	2019	2019
		RMB	RMB	RMB	US$

Net revenues	5	2,057,557	2,862,692	3,993,873	558,248
Cost of revenues		(1,002,266)	(1,413,090)	(2,072,067)	(289,625)
Gross profit		1,055,291	1,449,602	1,921,806	268,623

Operating expenses:
Selling and marketing		(369,221)	(590,589)	(816,658)	(114,149)
General and administrative		(381,332)	(629,596)	(876,609)	(122,529)
Total operating expenses		(750,553)	(1,220,185)	(1,693,267)	(236,678)
Operating income		304,738	229,417	228,539	31,945

Interest income		13,484	23,824	81,207	11,351
Interest expense		(192)	(18,660)	(60,637)	(8,476)
Other income		19,410	89,320	82,836	11,578
Other expense		—	(4,428)	(15,738)	(2,200)
Foreign exchange loss		(180)	(1,168)	(138)	(19)
Income before income tax and share of net (loss)/income from equity investees		337,260	318,305	316,069	44,179
Income tax expense	14	(92,016)	(108,479)	(121,541)	(16,989)
Income before share of net (loss)/income from equity investees		245,244	209,826	194,528	27,190
Share of net (loss)/income from equity investees		(1,939)	4,630	(28,325)	(3,959)
Net income		243,305	214,456	166,203	23,231
Add: Net loss attributable to non-controlling interests		15,522	31,480	79,165	11,065
Net income attributable to OneSmart International Education Group Limited’s shareholders		258,827	245,936	245,368	34,296
Allocation of undistributed earnings to redeemable convertible preferred shares		(111,771)	—	—	—
Accretion to redemption value of redeemable convertible preferred shares		—	(962,905)	—	—
Deemed dividend-repurchase of redeemable convertible preferred shares		—	(4,266)	—	—
Net income/(loss) attributable to ordinary shareholders of OneSmart International Education Group Limited		147,056	(721,235)	245,368	34,296

Earnings/(loss) per share:
Basic	19	0.0580	(0.1740)	0.0380	0.0053
Diluted	19	0.0580	(0.1740)	0.0366	0.0051

Shares used in earnings/(loss) per share computation (in millions of shares):
Basic	19	2,534	4,145	6,460	6,460
Diluted	19	2,534	4,145	6,709	6,709

The accompanying notes are an integral part of these consolidated financial statements.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the years ended August 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Net income	243,305	214,456	166,203	23,231
Other comprehensive income:
Unrealized gain/(loss) on available-for-sale investments, net of tax	13,295	23,319	(35,161)	(4,915)
Foreign currency translation adjustment	—	86,458	(6,591)	(921)

Comprehensive income	256,600	324,233	124,451	17,395
Add: Comprehensive loss attributable to non-controlling interests	15,522	31,480	79,165	11,065
Comprehensive income attributable to OneSmart International Education Group Limited’s shareholders	272,122	355,713	203,616	28,460

The accompanying notes are an integral part of these consolidated financial statements.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	OneSmart International Education Group shareholders’ deficit	Non- controlling interests	Total shareholders’ deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of September 1, 2016	2,534,381,925	17	57,348	—	(1,822,224)	5,828	(1,759,031)	12,488	(1,746,543)

Comprehensive income	—	—	—	—	258,827	13,295	272,122	(15,522)	256,600
Appropriation of statutory reserves	—	—	—	3,739	(3,739)	—	—	—	—
Acquisition of non-controlling interests	—	—	(184)	—	—	—	(184)	(567)	(751)
Acquisition of subsidiaries	—	—	—	—	—	—	—	13,094	13,094
Capital contribution	—	—	—	—	—	—	—	18,965	18,965
Share-based compensation (Note 13)	—	—	24,975	—	—	—	24,975	—	24,975
Balance as of August 31, 2017	2,534,381,925	17	82,139	3,739	(1,567,136)	19,123	(1,462,118)	28,458	(1,433,660)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	OneSmart International Education Group shareholders’ (deficit)/equity	Non- controlling interests	Total shareholders’ (deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of August 31, 2017	2,534,381,925	17	82,139	3,739	(1,567,136)	19,123	(1,462,118)	28,458	(1,433,660)

Distribution to shareholders (Note 1)	—	—	(82,139)	—	(2,160,775)	—	(2,242,914)	—	(2,242,914)
Repurchase of ordinary shares (Note 1)	(94,897,359)	(1)	—	—	(85,363)		(85,364)	—	(85,364)
Redesignation of Class B ordinary shares to redeemable convertible preferred shares (Note 1)	(142,642,550)	(1)	—	—	(204,007)	—	(204,008)	—	(204,008)
Deemed dividend-repurchase of redeemable convertible preferred shares (Note 1)	—	—	—	—	(4,266)	—	(4,266)	—	(4,266)
Conversion of redeemable convertible preferred shares (Note 15)	3,568,365,545	23	4,272,270	—	—	—	4,272,293	—	4,272,293
Accretion to redemption value of redeemable convertible preferred shares (Note 21)	—	—	—	—	(758,898)	—	(758,898)	—	(758,898)
Proceeds from initial public offering (Note 15)	652,000,000	4	1,048,656	—	—	—	1,048,660	—	1,048,660
Initial public offering issuance costs (Note 15)	—	—	(26,752)	—	—	—	(26,752)	—	(26,752)
Acquisition of subsidiaries	—	—	—	—	—	—	—	72,574	72,574
Disposal of subsidiaries	—	—	—	—	—	—	—	2,811	2,811
Appropriation of statutory reserves	—	—	—	533	(533)	—	—	—	—
Acquisition of non-controlling interests	—	—	(14,157)	—	—	—	(14,157)	435	(13,722)
Distribution to a non-controlling interest	—	—	—	—	—	—	—	(3,430)	(3,430)
Capital contribution	—	—	—	—	—	—	—	1,200	1,200
Comprehensive income	—	—	—	—	245,936	109,777	355,713	(31,480)	324,233
Share-based compensation (Note 13)	—	—	146,486	—	—	—	146,486	—	146,486
Balance as of August 31, 2018	6,517,207,561	42	5,426,503	4,272	(4,535,042)	128,900	1,024,675	70,568	1,095,243

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Treasury Stock	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	OneSmart International Education Group shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of August 31, 2018	6,517,207,561	42	5,426,503	—	4,272	(4,535,042)	128,900	1,024,675	70,568	1,095,243

Comprehensive income	—	—	—	—	—	245,368	(41,752)	203,616	(79,165)	124,451
Appropriation of statutory reserves	—	—	—	—	2,808	(2,808)	—	—	—	—
Share repurchase (Note 15)	(145,762,478)	—	—	(203,759)	—	—	—	(203,759)	—	(203,759)
Exercise of employee stock options	55,658,760	—	2,744	—	—	—	—	2,744	—	2,744
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	11,067	11,067
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(18,892)	(18,892)
Acquisition of non-controlling interests	—	—	(10,808)	—	—	—	—	(10,808)	1,048	(9,760)
Distribution to a non-controlling interest	—	—	—	—	—	—	—	—	(980)	(980)
Disposal of non-controlling interests	—	—	12,021	—	—	—	—	12,021	86,079	98,100
Capital contribution	—	—	—	—	—	—	—	—	(4,602)	(4,602)
Share-based compensation (Note 13)	—	—	71,532	—	—	—	—	71,532	—	71,532
Cumulative-effect upon adoption of ASC 606 (Note 2)	—	—	—	—	—	(7,671)	—	(7,671)	—	(7,671)
Balance as of August 31, 2019	6,427,103,843	42	5,501,992	(203,759)	7,080	(4,300,153)	87,148	1,092,350	65,123	1,157,473
Balance as of August 31, 2019 in US$	6,427,103,843	6	769,047	(28,481)	990	(601,059)	12,181	152,684	9,103	161,787

The accompanying notes are an integral part of these consolidated financial statements.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the years ended August 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Cash flows from operating activities
Net income	243,305	214,456	166,203	23,231
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	62,483	112,294	152,801	21,358
Amortization	1,101	7,020	23,081	3,226
Share-based compensation	24,975	146,486	71,532	9,998
Income from investments	(15,147)	(18,451)	(50,746)	(7,094)
Share of net loss/(income) from equity investees	1,939	(4,630)	28,325	3,959
Gain from disposal of long-term investments	—	—	(15,403)	(2,153)
Gain from disposal of subsidiaries	—	—	(8,805)	(1,231)
Impairment of a long-term investment	—	—	10,000	1,398
Investments fair value change	—	—	(12,854)	(1,797)
Gain from step acquisitions	(2,521)	(3,730)	(1,897)	(265)
Contingent consideration fair value change	—	—	5,124	716
Loss on disposal of property and equipment	—	—	940	131
Changes in operating assets and liabilities:
Prepayments and other current assets	(21,228)	(167,085)	(257,262)	(35,959)
Amount due from a related party	(63,754)	81,254	—	—
Deferred tax assets	(5,237)	(48,025)	(38,355)	(5,361)
Other non-current assets	(16,759)	(34,962)	(68,782)	(9,614)
Accrued expenses and other current liabilities	94,533	131,230	297,288	41,554
Income taxes payable	(6,121)	7,727	36,924	5,161
Prepayments from customers	471,783	415,585	(4,497)	(628)
Deferred tax liabilities	—	23,528	—	—
Unrecognized tax benefit	3,929	4,673	11,757	1,643

Net cash provided by operating activities	773,281	867,370	345,374	48,273

	For the years ended August 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Cash flows from investing activities
Purchase of short-term investments	(406,178)	(1,761,171)	(820,005)	(114,617)
Proceeds from disposal of short-term investments	743,385	1,413,029	1,191,505	166,544
Income from short-term investments	15,147	18,451	11,451	1,601
Purchase of long-term investments	(218,911)	(369,274)	(1,120,706)	(156,648)
Proceeds from disposal of long-term investments	—	260	64,432	9,006
Purchase of property and equipment	(172,696)	(242,041)	(283,964)	(39,691)
Proceeds from disposal of property and equipment	764	997	518	72
Amounts due from third parties	—	—	(237,059)	(33,135)
Amount due from a related party	—	—	(2,250)	(314)
Acquisition of subsidiaries, net of cash acquired	(42,472)	(229,495)	(138,749)	(19,394)
Disposal of subsidiaries, net of cash disposed	—	—	(57,508)	(8,037)

Net cash used in investing activities	(80,961)	(1,169,244)	(1,392,335)	(194,613)

Cash flows from financing activities
Proceeds from initial public offering	—	1,048,660	—	—
Initial public offering issurance costs	—	(26,752)	—	—
Proceeds from issuance of Series A-1 redeemable convertible preferred shares, net of issurance costs	—	1,840,295	—	—
Proceeds from bank loans	5,000	460,000	1,257,472	175,765
Repayment of bank loans	—	(15,000)	(95,000)	(13,279)
Acquisition of non-controlling interests	(751)	(13,722)	(65,616)	(9,173)
Disposal of non-controlling interests	—	—	98,100	13,712
Capital contributed from non-controlling interests	18,965	1,200	(4,602)	(643)
Distribution to a non-controlling interest	—	(3,430)	(980)	(137)
Distribution to shareholders	—	(2,638,646)	—	—
Proceeds from exercise of share options	—	—	2,744	384
Share repurchase	—	—	(203,760)	(28,481)

Net cash provided by financing activities	23,214	652,605	988,358	138,148

	For the years ended August 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Effect of exchange rate changes	—	78,244	34,268	4,790
Net increase in cash and cash equivalents	715,534	428,975	(24,335)	(3,402)
Cash and cash equivalents, at the beginning of year	266,238	981,772	1,410,747	197,189
Cash and cash equivalents, at the end of year	981,772	1,410,747	1,386,412	193,787

Supplemental disclosure of cash flow information:
Interest paid	—	14,487	40,682	5,686
Income tax paid	99,445	114,631	98,114	13,714

Supplemental disclosure of non-cash investing activities:
Purchase of property and equipment included in accrued expenses and other current liabilities	12,904	24,224	29,467	4,119
Purchase of long-term investments included in accrued expenses and other current liabilities	1,340	25,290	37,093	5,185
Contingent consideration for business acquisition included in other non-current liabilities	—	—	91,440	12,781

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

The Company undergone a reorganization in 2017 whereby the Company became the ultimate parent entity of its subsidiaries, the VIEs and the VIEs’ subsidiaries. As part of the reorganization, the business operations of the consolidated subsidiaries, the VIEs and the VIEs’ subsidiaries were transferred to the Company.  In return, the Company issued 2,439,484,566 of Class B ordinary shares to Happy Edu Inc., a company wholly owned by Mr. Zhang Xi (“the Founder”), as well as 94,897,359 of Class A ordinary shares, 1,890,686,563 of Series A redeemable convertible preferred shares and 35,757,200 of Series A-1 redeemable convertible preferred shares to the shareholders of the VIEs (“the Reorganization”). The Company also paid RMB2,242,914 (US$313,506) to certain shareholders of the VIEs in full in January 2018.

In September 2017, immediately following the Reorganization, the Company issued 1,840,535,677 Series A-1 redeemable convertible preferred shares to new investors for gross cash consideration of RMB1,840,536 (US$257,263). The Series A-1 redeemable convertible preferred shares carried the same terms and conditions as those issued during the Reorganization (Note 21). The Company initially recorded the Series A-1 redeemable convertible preferred shares at fair value less issuance costs of RMB241 (US$34), and chose to recognize changes in the redemption value immediately and adjusted the redeemable convertible preferred share carrying value to equal their redemption value.

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

In December 2017, the Founder transferred 142,642,550 of his Class B ordinary shares to a new investor for cash consideration of RMB163,023 (US$22,787) and each of such transferred ordinary share was re-designated as a Series A-1 redeemable convertible preferred share.

As the Company, its subsidiaries, VIEs and the VIEs’ subsidiaries were all under the control of the Founder, the Reorganization was accounted for as a transaction under common control in a manner similar to a pooling of interests. Therefore, the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.          Organization and Principal Activities (continued)

On March 28, 2018, the Company completed its an initial public offering (“IPO”) on the New York Stock Exchange. The Company offered 16,300,000 ADSs representing 652,000,000 Class A ordinary shares at US$11.00 per ADS. Net proceeds from the IPO deducting underwriting discount and other expenses were RMB1,048,660 (US$146,578). IPO costs of RMB26,752 (US$3,739) were recorded as reduction of the proceeds from the IPO in shareholders’ equity.

Details of the Group’s subsidiaries, the VIEs and the major subsidiaries of the VIEs as of August 31, 2019 are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Direct
Subsidiaries:
OneSmart Edu Inc. (“OneSmart BVI”)	June 16, 2016	BVI	100%	Holding company
OneSmart Edu (HK) Limited (“OneSmart HK”)	July 11, 2017	Hong Kong	100%	Holding company
OneSmart Great Edu (HK) Limited (“Great EDU”)	Sept 11, 2018	Hong Kong	100%	Holding company
Shanghai Jing Xue Rui Information and Technology Co., Ltd. (“Shanghai Jing Xue Rui” or “WFOE”)	September 28, 2011	PRC	100%	Educational technology research and development

			Indirect
VIEs:
Shanghai OneSmart Education and Training Co., Ltd. (“Shanghai OneSmart”)	September 11, 2007	PRC	100%	K12 post-class education program services
Shanghai Rui Si Technology Information Consulting Co., Ltd. (“Shanghai Rui Si”)	June 8, 2009	PRC	100%	Early childhood education services

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.          Organization and Principal Activities (continued)

Details of the Group’s subsidiaries, the VIEs and the major subsidiaries of the VIEs as of August 31, 2019 are as follows: (continued)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Indirect

Subsidiaries of VIEs:
Beijing Jingrui Peiyou Education Consulting Co., Ltd. (“Beijing Jingrui Peiyou”)	July 5, 2010	PRC	100%	K12 post-class education program services
Nanjing Jingrui Education Information Consulting Co., Ltd. (“Nanjing Jingrui”)	March 31, 2011	PRC	100%	K12 post-class education program services
Hangzhou OneSmart Education Information Consulting Co., Ltd. (“Hangzhou OneSmart”)	April 2, 2011	PRC	100%	K12 post-class education program services
Guangzhou Jingxuerui Education Information Consulting Co., Ltd. (“Guangzhou OneSmart”)	June 27, 2012	PRC	100%	K12 post-class education program services
Shenzhen Jingrui Education Training Centers (“Shenzhen Jingrui”)	September 7, 2012	PRC	100%	K12 post-class education program services
Changzhou Jingrui Education Information Consulting Co., Ltd. (“Changzhou Jingrui”)	May 27, 2014	PRC	100%	K12 post-class education program services
Tianjin Huaying Education Consulting Co., Ltd. (“Tianjin Huaying”)	September 5, 2018	PRC	100%	K12 post-class education program services
Shanghai Jing Yu Investment Co., Ltd. (“Shanghai Jing Yu”)	October 23, 2015	PRC	100%	Investment holding
Wuxi Jingxuerui Education Information Consulting Co., Ltd. (“Wuxi Jingxuerui”)	March 10, 2015	PRC	100%	K12 post-class education program services
Shanghai Jingsirui Education Training Centers (“Shanghai Jingsirui”)	December 7, 2015	PRC	100%	K12 post-class education program services
Shanghai FasTrack English Education Training Co., Ltd. (“FasTrack English”)	January 1, 2018	PRC	75.61%	Early childhood education services
Shanghai OneSmart Education Investment Co., Ltd. (“Shanghai OneSmart Education Investment”)	November 25, 2014	PRC	100%	Investment holding

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

The Group’s business has been directly operated by the VIEs and their subsidiaries. For the years ended August 31, 2017, 2018 and 2019, the VIEs contributed 100%, 100% and 99% of the Group’s consolidated revenues, respectively. As of August 31, 2018 and 2019, the VIEs accounted for an aggregate of 66% and 83%, respectively, of the consolidated total assets, and 99% and 78%, respectively, of the consolidated total liabilities. The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements:

	As of August 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	507,513	741,803	103,686
Short-term investments	480,953	339,742	47,488
Prepayments and other current assets	221,445	541,708	75,718
Total current assets	1,209,911	1,623,253	226,892

Non-current assets:
Property and equipment, net	449,022	539,480	75,406
Intangible assets, net	112,119	168,622	23,569
Long-term investments	378,942	1,251,016	174,862
Goodwill	372,077	815,052	113,925
Deferred tax assets	36,981	81,618	11,408
Amounts due from related parties	16,500	18,750	2,621
Other non-current assets	215,182	510,697	71,383
Total non-current assets	1,580,823	3,385,235	473,174

Total assets	2,790,734	5,008,488	700,066

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.              Organization and Principal Activities (continued)

The VIE arrangements (continued)

	As of August 31,
	2018	2019	2019
	RMB	RMB	US$
LIABILITIES
Current liabilities:
Prepayments from customers	1,991,647	2,170,766	303,421
Accrued expenses and other current liabilities	548,408	750,164	104,855
Income tax payable	33,809	66,300	9,267
Long-term loan, current portion	45,000	71,820	10,039
Short-term loan	—	249,876	34,927
Total current liabilities	2,618,864	3,308,926	462,509

Non-current liabilities:
Long-term loan	405,000	376,380	52,609
Deferred tax liabilities	23,528	55,719	7,788
Other non-current liabilities	—	43,440	6,072
Unrecognized tax benefit	17,345	25,640	3,584
Total non-current liabilities	445,873	501,179	70,053

Total liabilities	3,064,737	3,810,105	532,562

	For the years ended August 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Net revenues	2,057,557	2,862,692	3,964,820	554,187
Net income	243,305	190,315	154,305	21,568

	For the years ended August 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash provided by operating activities	773,920	534,374	338,161	47,267
Net cash (used in)/provided by investing activities	(80,962)	839,810	(359,923)	(50,309)
Net cash provided by/(used in) financing activities	22,213	(1,832,368)	256,052	35,790
Net increase/(decrease) in cash and cash equivalents	715,171	(458,184)	234,290	32,748

There are no consolidated VIEs’ assets that are pledged or collateralized for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 22 for disclosure of the restricted net assets. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. There were no other pledges or collateralization of the VIEs’ assets.

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

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (continued)

(e)          Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.1543 on August 31, 2019 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

2.              Summary of Significant Accounting Policies (continued)

(h)         Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight line basis over the following estimated useful lives:

Category	Estimated Useful Lives
Furniture	3-5 years
Electronic equipment	3 years
Vehicles	4-5 years
Buildings	20 years
Leasehold improvement	Over the shorter of the lease termor the estimated useful lives

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

In a business combination achieved in stages, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of income.

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

(k)         Goodwill

The Group has determined it has five reporting units. Goodwill was allocated to three and four reporting units as of August 31, 2018 and 2019, respectively. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

Specifically, the quantitative impairment test is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

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

2.              Summary of Significant Accounting Policies (continued)

(l)            Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. The estimated useful lives of intangible assets from the date of purchase are as follows:

Category	Estimated Useful Lives
Student base	5 years
Customer relationship	1-9 years
Trademark	10 years
License	30 years
Franchise agreements	6 years

(m)      Long-term investments

The Group’s long-term investments consist of equity securities without readily determinable fair value, investment in debt securities accounted for at fair value and equity method investments.

Prior to adopting ASC 321 on September 1, 2018, the Group carried at cost its investments in investees that do not have readily determinable fair value over which the Group does not have significant influence, in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments. The Group only adjusted the carrying value of such investments for other-than-temporary decline in fair value and for distribution of earnings that exceeded the Group’s share of earnings since its investment. The Group’s management regularly evaluated the cost method investments based on the performance and financial position of the investees as well as other evidence of estimated market values. Such evaluation included, but is not limited to, reviewing the investees’ cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss was recognized in the consolidated statements of income for the excess of the investment’s cost over its fair value at the balance sheet date. The fair value would then become the new cost basis of investment.

After the adoption of ASC 321 on January 1, 2018, for equity securities measured at fair value with changes in fair value record in earnings, the Group does not assess whether those investments are impaired.  For those equity securities that the Group selects to use the measurement alternative, the Group uses the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.  The Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

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

2.              Summary of Significant Accounting Policies (continued)

(m)      Long-term investments (continued)

Investment in debt securities accounted for at fair value with original maturities of greater than twelve months are classified as long-term investments. As investment in debt securities classified as available for sale in accordance with AS 320 are reported at fair value.  Any unrealized gains and losses on available-for-sale investments are included in other comprehensive income.  Interest income are recognized in earnings.  When a decline in value is determined to be other-than-temporary, the impairment loss on the long-term available-for-sale investments would be recognized in the consolidated statements of income

In 2019, the Group evaluated the investment in Beijing Huanfou Information and Technology Co., Ltd. (“Huanfou”) for impairment, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, our intent and ability to hold the investment and Huanfou’s financial performance and near-term prospects. Based on the evaluation, the Group concluded that the decline in the value of the investment in Huanfou meet the threshold of other-than-temporary and recorded impairment loss accordingly.

Besides Huanfou mentioned above, for all periods presented, there were no impairment of the Group’s long-term investments.

(n)         Fair value of financial instruments

Financial instruments include cash and cash equivalents, short-term and long-term investments, due from third party payment platforms, due from third parties, amount due from a related party, and redeemable convertible preferred shares.

The carrying amounts of these financial instruments, except for the short-term and long-term investments and redeemable convertible preferred shares (Note 21), approximate their fair values because of their short-term maturities. Available-for-sale investments are adjusted to fair value at each reporting date. The redeemable convertible preferred shares were initially recognized at fair value upon issuance and immediately accreted to their full redemption value as of redemption occurred at the end of the reporting periods.  If a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the redeemable convertible preferred shares as a contribution to additional paid in capital.  The discount resulting from the beneficial conversion feature is amortized from the date of issuance to the earliest conversion date.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (continued)

(o)         Revenue recognition

On September 1, 2018, the Group adopted ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of September 1, 2018. Results for the year ended August 31, 2019 are presented under Topic 606, while revenues for the years ended August 31, 2017 and 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition (“Topic 605”).

Revenue is recognized when control of promised services are transferred to the Group’s customers in amounts of consideration to which the Group expects to be entitled to in exchange for those services.  The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue as the Group satisfies a performance obligation.

The Group generates revenues primarily through tuition fees from personalized and small class premium tutoring services with individual students in the PRC. In addition, the Group generates revenues from other services such as franchise, licensing, study tours and management services. The following table presents the Group’s revenues disaggregated by revenue sources.

Disaggregation of net revenues	Personalized and small class premium tutoring services	Others	Total
OneSmart VIP	3,064,994	102,531	3,167,525
Happy Math	514,242	—	514,242
FasTrack	180,452	11,978	192,430
Tianjin Huaying and Hu Dong	119,676	—	119,676

	3,879,364	114,509	3,993,873

Primary sources of the Group’s revenues are as follows:

1)    Personalized premium tutoring services is referring to OneSmart VIP one-on-one and one-on-three tutoring services. Small class premium tutoring services primarily consist of Happy Math, FasTrack, and other after-school small classes tutoring. Each contract of personalized premium service and small class tutoring service is accounted for as a single performance obligation which is satisfied proportionately over the stated service period. Tuition fees are generally collected in advance and are initially recorded as prepayments from customers. Tuition revenues are recognized proportionately as the tutoring sessions are delivered.

Refunds are provided to students who decide to withdraw from contracts for remaining undelivered tutoring sessions. The refund is equal to and limited to the amount related to the undelivered classes. The Group estimates and records refund liability for the potion the Group does not expect to be entitled to.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (continued)

(o)           Revenue recognition (continued)

2)             Other revenues included franchise revenues derived from franchise agreements where the franchisees operating under the OneSmart or FasTrack brand are required to pay an initial one-time non-refundable franchise fee and recurring franchise fees, which mainly consist of on-going management and service fees based on a certain percentage of the franchisees’ monthly tuition received. Each franchise contract is accounted for as a single performance obligation to provide the franchisee the license to its OneSmart or FasTrack intellectual property.  The one-time franchise fees are fixed consideration payable upon submission of a franchise application or renewal and are recognized on a straight-line basis over the initial or renewal term of the franchise contracts. The continuing fees represent variable consideration that are recognized on a monthly basis.

The Group’s contract assets consisted of accounts receivable for other services. The balance of contract assets amounted to nil and RMB38,912 (US$5,439) as of September 1, 2018 and August 31, 2019, respectively. The Group’s contract liabilities mainly consisted of prepayments from customers, with a balance of RMB1,991,647 and RMB2,170,815 as of August 31, 2018 and August 31, 2019, respectively.

Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the tutoring sessions. The refund liability estimation is based on historical refund ratio on a portfolio basis using the most likely amount method. As of September 1, 2018 and August 31, 2019, refund liability amounted to RMB194,834 and RMB232,445 (US$32,490), respectively, is recorded in prepayments from customers.

The following table presents the impact of the adoption of Topic 606 on the consolidated balance sheet and the statement of income as of and for the year ended August 31, 2019:

	As of and for the year ended August 31, 2019
	As reported	Balances without adoption of Topic 606	Effect change higher/(lower)
Net revenues	3,993,873	3,996,085	(2,212)
Cost of revenues	2,072,067	2,096,481	(24,414)
Selling and marketing	816,658	836,256	(19,598)
Other non-current assets	510,697	466,685	44,012
Beginning retained earnings	4,535,042	4,527,371	7,671

The difference in net revenues from the adoption of Topic 606 primarily resulted from the timing difference between the Group’s satisfaction of performance obligation related to the initial franchise fees.  Following the adoption of Topic 606, the Group also capitalized the incremental costs of obtaining contracts that the Group would not have incurred had the contracts not been obtained. Deferred contract assets are subsequently amortized into the cost of revenues and selling and marketing expenses over the tutoring service periods.

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

(q)         Advertising expenditures

Advertising expenditures are expensed when incurred and are included in selling and marketing expenses, which amounted to RMB189,899, RMB278,841 and RMB383,306 (US$53,577) for the years ended August 31, 2017, 2018 and 2019, respectively.

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

For the years ended August 31, 2017, 2018 and 2019, government grants in the amounts of RMB1,741, RMB64,111 and RMB31,937 (US$4,464) were recognized as other income in the consolidated statements of income, respectively.

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

The Group uses the accelerated method to recognize compensation expense for all awards granted. The Group, with the assistance of an independent third party valuation firm, determined the fair value of the awards granted to employees. The Group adopted ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, (“ASU 2016-09”) and elected to account for forfeitures as they occur.

(v)          Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of RMB159,867, RMB256,298 and RMB336,067 (US$46,974) for the years ended August 31, 2017, 2018 and 2019, respectively.

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

(x)         Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options and restricted Class A ordinary shares (“Restricted Shares”) using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

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

2.     Summary of Significant Accounting Policies (continued)

(bb) Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842). Subsequently, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, which clarifies certain aspect of the guidance issued in ASU 2016-2; and ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides an additional transition method and a practical expedient for separating components of a contract for lessors (collectively, the “Lease ASUs”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2018-10 clarifies certain provisions and correct unintended applications of the guidance such as the application of implicit rate, lessee reassessment of lease classification, and certain transition adjustments that should be recognized to earnings rather than to stockholders’ equity. The lease ASUs are effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted. The Group is not early adopting the lease ASUs which are effective for the Group beginning September 1, 2019. The Group expects that applying the ASU 2016-02 would materially increase its assets and liabilities due to the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets, with an immaterial impact on its consolidated statements of income and cash flows.

In June 2016, the FASB issued ASU 2016-13(“ASU 2016-13”), Financial Instruments—Credit Losses. Subsequently, the FASB issued ASU 2019-05, Financial Instruments- Credit Losses (Topic 326): Targeted Transition Relief and codification improvements to Topic 326 in ASU 2019-11, ASU 2019-04 and ASU 2018-19. The amendments update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The new standard is effective for the Group beginning September 1, 2020. The Group is in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04 (“ASU 2017-04”), Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss.  The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted. The guidance should be applied on a prospective basis. The Group is not early adopting the new standard.  The new standard is effective for the Group beginning September 1, 2020. The Group is evaluating the effect that this guidance will have on its consolidated financial statements.

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

In July 2018, the FASB issued ASU 2018-09 (“ASU 2018-09”), Codification Improvements. The amendments in ASU 2018-09 affect a wide variety of topics in the FASB Codification and apply to all reporting entities within the scope of the affected accounting guidance. The Group has evaluated ASU 2018-09 in its entirety and determined that the amendments related to Topic 718-740, Compensation-Stock Compensation-Income Taxes, are the only provisions that currently apply to the Group. The amendments in ASU 2018-09 related to Topic 718-740, Compensation-Stock Compensation-Income Taxes, clarify that an entity should recognize excess tax benefits related to stock compensation transactions in the period in which the amount of the deduction is determined. The amendments in ASU 2018-09 related to Topic 718-740 are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Group is not early adopting the amendments, and the new amendments will become effective for the Group beginning September 1, 2019. The Group does not expect this amendments to have a material impact on the Group’s consolidated financial statements.

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

3.     Concentration of Risks

(a)   Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, receivables from a third party payment platform, due from third parties and a related party, short-term investments and long-term available-for-sale investments.  As of August 31, 2019, all of the Group’s cash and cash equivalents, certain short-term investments were deposited with financial institutions with high-credit ratings and quality. There has been no recent history of default in relation to these financial institutions.

The Group manages credit risk of receivable from third party payment platforms and due from third parties and a related party by performing credit assessments on its borrowers and its ongoing monitoring of the outstanding balances.

(b)   Business, customer, political, social and economic risks

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC.

The concentration of our business in Shanghai exposes us to geographical concentration risks related to this region. No single customer or supplier accounted for more than 10% of revenues or costs of revenues for the years ended August 31, 2017, 2018 and 2019.

(c)   Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against US$, there was depreciation of approximately 1.3%, appreciation of approximately 3.6% and appreciation of approximately 4.7% during the years ended August 31, 2017, 2018 and 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

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

4.     Business Combinations

During the years ended August 31, 2017, 2018 and 2019, the Group completed seven, ten and twenty-six acquisitions, respectively. These acquisitions are expected to strengthen the Group’s current market and to generate synergy with the Group’s organic business. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.  The Group completed the valuation necessary to assess the fair value of the acquired assets and liabilities and the non-controlling interests, resulting from which the amounts of goodwill were determined and recognized as of the respective acquisition dates.

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

(a)   Acquisition of Yuhan (Shanghai) Information Technology Co., Ltd. (“Yuhan”)

Yuhan provides offline English tutoring services under the brand, “FasTrack English”. FasTrack English offers English tutoring to students from three to twelve years old in one-to-two to one-to-fourteen teacher-to-student based classroom settings which aim to improve the comprehensive English capacities of young children.

In July 2017, the Group acquired 20% equity interest in Yuhan and the investment was accounted for under the equity method given the Group’s ability to exercise significant influence over the operations of Yuhan.  In January 2018, the Group entered into a share purchase agreement to purchase an additional 55.6% equity interest in Yuhan for cash consideration of RMB140,000 (US$19,569). The acquisition closed on January 2, 2018 when the Company obtained control of Yuhan holding in aggregate 75.6% of its equity interest.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the year ended August 31,
	2018	2018
	RMB	US$

Intangible assets (i) (Note 9)	97,870	13,680
Net tangible assets (ii)	(24,331)	(3,401)
Goodwill (Note 11)	161,001	22,504
Total fair value of purchase price allocation	234,540	32,783

Cash consideration	140,000	19,569
Fair value of ownership interests previously held in the acquiree	42,595	5,954
Fair value of non-controlling interest	51,945	7,260

(i)    The acquired intangible assets consisted of trademark, license use right, customer relationship, student base as well as franchise agreements. These intangible assets have estimated amortization periods of five to thirty years.

(ii)   Net tangible assets acquired primarily included cash and cash equivalent of RMB6,381 (US$892), short-term investment of RMB46,000 (US$6,430), prepayment and other current assets of RMB20,175 (US$2,820), property and equipment of RMB7,662 (US$1,071), accrued expenses and other current liabilities of RMB18,979 (US$2,653), deferred tax liabilities of RMB24,268 (US$3,392) and prepayments from customers of RMB62,668 (US$8,759) as of the date of acquisition.

A gain of RMB1,481 in relation to the revaluation of the previously held equity interest was recorded in other income, net in the consolidated statement of income for the year ended August 31, 2018. The fair value of the previously held equity interest was determined using an income approach. As Yuhan was a  private company, the fair value measurements for the non-controlling interest and previously held equity interest were estimated based on certain factors including discount rate, terminal growth rate, revenue growth rate, EBIT margin and adjustments for the lack of control or lack of marketability, as relevant, that market participants would consider when estimating the fair value of the noncontrolling interest and the previously held equity interest in Yuhan.

(b)   Acquisition of Tianjin Huaying

In September 2018, the Group entered into share purchase agreements to purchase an 100% equity interest in Tianjin Huaying Education Consulting Co., Ltd. and its subsidiaries and related party Tianjin Hedong Hua Ying Training School (“collectively refered to as “Tianjin Huaying”), under the common control of the same selling shareholder, having operated K-12 after-school education services in Tianjin, China for cash consideration of RMB144,000 (US$20,128) and contingent consideration of RMB86,316 (US$12,065), in total of RMB230,316 (US$32,193).  The acquisition closed on September 5, 2018 when the Company obtained control of 100% of Tianjin Huaying equity interest.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the year ended August 31,
	2019	2019
	RMB	US$

Intangible assets (i) (Note 9)	59,800	8,359
Net tangible assets (ii)	6,582	920
Deferred tax liabilities, net	(14,179)	(1,982)
Goodwill	178,113	24,896
Total fair value of purchase price allocation	230,316	32,193

Consideration	230,316	32,193

(i)    The acquired intangible assets consisted of trademark, customer relationship and franchise agreements. These intangible assets have estimated amortization periods of five to ten years.

(ii)   Net tangible assets acquired primarily included cash and cash equivalent of RMB16,917 (US$2,365), short-term investments of RMB16,350 (US$2,285), prepayment and other current assets of RMB10,366 (US$1,449), property and equipment of RMB1,621 (US$227), accrued expenses and other current liabilities of RMB9,940 (US$1,389) and prepayments from customers of RMB28,732 (US$4,016) as of the date of acquisition.

The consideration comprised of RMB 144,000 in cash and RMB 86,316 of contingent consideration payable in cash. The contingent consideration is driven by the Tianjin Huaying’s net profit targets for the fiscal year ended August 31, 2019 and the fiscal year ending August 31, 2020. The Group determined the fair value of the contingent cash consideration as of the acquisition date and at August 31, 2019 with the assistance of an independent third party valuation firm based on the Company’s assessment of whether Tianjin Huaying will meet the aforementioned targets. The outstanding contingent consideration was recorded in the “Other non-current liabilities”.

The purchase price allocation for the acquisitions was based on a valuation determined by the Group with the assistance of an independent third-party valuation firm. The significant inputs used in the purchase price allocations were revenue growth rates, gross margin rates, weighted-average cost of capital, discount rate, and terminal values.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.     Business Combination (continued)

(c)   Other acquisitions

Other acquisitions that constitute business combinations are summarized as follows:

	For the years ended August 31,
	2018	2019	2019
	RMB	RMB	US$

Intangible assets (i) (Note 9)	11,540	20,700	2,893
Net tangible liabilities (ii)	(26,383)	(170,458)	(23,826)
Deferred tax liabilities, net	(2,885)	(3,947)	(552)
Goodwill	152,716	311,817	43,585
Total fair value of purchase price allocation	134,988	158,112	22,100

Cash consideration	110,885	143,740	20,091
Fair value of equity interests previously held in the acquirees	3,474	3,305	462
Fair value of non-controlling interests	20,629	11,067	1,547

(i)    The acquired intangible assets consisted of customer relationship, with estimated amortization periods of one to five years.

(ii)   In 2018 business acquisition, net tangible assets acquired primarily included cash and cash equivalent of RMB11,358 (US$1,588), prepayment and other current assets of RMB9,119 (US$1,275), property and equipment of RMB30,348 (US$4,242), accrued expenses and other current liabilities of RMB27,192 (US$3,801), deferred tax liabilities of RMB2,885 (US$403) and prepayments from customers of RMB49,268 (US$6,886) as of the date of acquisition. In 2019 business acquisition, net tangible assets acquired primarily included cash and cash equivalent of RMB17,898 (US$2,502), prepayment and other current assets of RMB14,561 (US$2,035), property and equipment of RMB7,225 (US$1,010), accrued expenses and other current liabilities of RMB23,038 (US$3,220) and prepayments from customers of RMB187,103 (US$26,153) as of the date of acquisition.

In relation to the revaluation of previously held equity interests, the Group recognized gain of RMB2,521, RMB3,730 and RMB1,897 (US$265) in the consolidated income statements for the years ended August 31, 2017, 2018 and 2019, respectively, for the other acquisitions that constituted business combinations. As the acquirees are private companies, the fair value measurements for the non-controlling interest and previously held equity interest are estimated based on certain factors including discount rate, terminal growth rate, revenue growth rate, EBIT margin and adjustments for the lack of control and lack of marketability, as relevant, that market participants would consider when estimating the fair value of the noncontrolling interest and the previously held equity interest in acquirees.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

5.     Net revenues

	For the years ended August 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Personalized and small class premium tutoring revenues	2,040,030	2,825,618	3,879,364	540,114
Other revenues	17,527	37,074	114,509	18,134
	2,057,557	2,862,692	3,993,873	558,248

6.     Short-term Investments

The Company’s short-term investments included cash deposits at floating rates in commercial banks and available-for-sale securities with maturities of one year or less. The following is a summary of the Company’s short-term investments:

	As of August 31,
	2018	2019	2019
	RMB	RMB	US$

Commercial banks deposits	511,030	62,270	8,704
Available-for-sale securities	304,824	392,156	54,814
	815,854	454,426	63,518

For the years ended August 31, 2017, 2018 and 2019, the Group recognized interest income related to its commercial banks deposits of RMB12,442, RMB21,291 and RMB11,679 (US$1,632), respectively, in the consolidated statements of income.

For the years ended August 31, 2017, 2018 and 2019, the Group recognized realized gain on disposal of available-for-sale securities of RMB15,147, RMB18,451 and RMB11,451 (US$1,601), respectively, as other income in the consolidated statements of income. As of August 31, 2017, 2018 and 2019, there were unrealized gains/(loss) of RMB18,451, RMB(1,776) and RMB2, respectively and interest income of nil, nil and RMB4,088 (US$571), respectively.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

7.     Prepayments and other current assets

Prepayments and other current assets, net consisted of the following:

	As of August 31,
	2018	2019	2019
	RMB	RMB	US$

Prepaid rental expense	86,460	131,637	18,400
Loans to third parties	43,385	292,832	40,931
Receivable from a third party payment platform	36,367	44,841	6,268
Prepayments to suppliers	32,460	47,660	6,662
Prepaid income tax, business tax, VAT and other surcharges	15,910	15,238	2,130
Deposits	11,718	16,265	2,273
Other receivables	7,348	8,243	1,152
Staff advances	8,249	10,196	1,425
Loans to employees	1,050	126	18
Others	10,017	11,749	1,641
Prepayments and other current assets, net	252,964	578,787	80,900

8.     Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of August 31,
	2018	2019	2019
	RMB	RMB	US$

Furniture	45,833	60,071	8,396
Electronic equipment	121,036	184,265	25,756
Vehicles	2,594	3,828	535
Leasehold improvements	634,546	800,545	111,897
Buildings	44,776	44,776	6,259
	848,785	1,093,485	152,843
Less: accumulated depreciation	(412,953)	(539,076)	(75,350)
Construction in progress	14,158	13,578	1,898

Property and equipment, net	449,990	567,987	79,391

For the years ended August 31, 2017, 2018 and 2019, the Group recorded depreciation expenses of RMB62,483, RMB112,294 and RMB152,801 (US$21,358), respectively.

No impairment charges were recognized on the property and equipment for the years ended August 31, 2017, 2018 and 2019.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.     Intangible assets, Net

Intangible assets, net consisted of the following:

	As of August 31,
	2018	2019	2019
	RMB	RMB	US$

Customer relationship	19,980	51,780	7,237
Trademark	64,850	111,450	15,578
Student base	2,390	2,390	334
License	23,600	23,600	3,299
Franchise agreements	9,420	9,420	1,317
	120,240	198,640	27,765
Less: accumulated amortization	(8,121)	(30,018)	(4,196)
Intangible assets, net	112,119	168,622	23,569

For the years ended August 31, 2017, 2018 and 2019, the Group recorded amortization expenses of RMB1,101, RMB7,020 and RMB23,081 (US$3,226), respectively.

No impairment charges were recognized on the intangible asset for the years ended August 31, 2017, 2018 and 2019.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follows:

	Amortization
	RMB	US$
For the years ended August 31
2020	25,880	3,617
2021	19,250	2,691
2022	18,172	2,540
2023	16,366	2,288
2024	10,581	1,479

10.  Long-term Investments

The Company’s long-term investments comprised of the following:

	As of August 31,
	2018	2019	2019
	RMB	RMB	US$

Equity securities without readily determinable fair value	193,179	515,679	72,080
Equity method investments	110,441	91,937	12,851
Available-for-sale investments	180,483	880,022	123,005
	484,103	1,487,638	207,936

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

10.  Long-term Investments (continued)

Equity securities without readily determinable fair value

There were no impairment indicators for the investments and there were no impairment losses recognized for the years ended August 31, 2017 and 2018, respectively. The Group recognized impairment loss of RMB10,000 (US$1,398) during the year ended August 31, 2019. The Group also disposed an investment for cash consideration of RMB14,400 (US$2,013) and recognized gain of RMB10,032 (US$1,402) during the year ended August 31, 2019.

Equity method investments

As of August 31, 2018 and 2019, the Company held several equity method investments through the VIEs’ subsidiaries, all of which were accounted for under the equity method given the Company’s ability to exercise significant influence over the operations of the investees. The carrying amounts of all the equity method investments were RMB110,441 and RMB 91,937 (US$12,851) as of August 31, 2018 and 2019, respectively. The Group disposed an investment for cash consideration of RMB94,800 (US$13,251) and recognized gain of RMB5,371 (US$751) during the year ended August 31, 2019. Selected financial information of the equity method investees are not presented as the effects of the investees on the Group’s consolidated financial statements were not material.

Available-for-sale investments

As of August 31, 2018 and 2019, the Group held debt securities including investments in private company equities of mandatory redemption and convertible debts with original maturities more than one year.

For the years ended August 31, 2017, 2018 and 2019, the Group recognized no gain or loss on disposals of available-for-sale investments.  As of August 31, 2017, 2018 and 2019, there were unrealized gains of RMB15,475, RMB59,637 and RMB9,566 (US$1,337), respectively and interest income of nil, nil and RMB48,307 (US$6,752), respectively.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

11.  Goodwill

Goodwill balances as of August 31, 2018 and 2019 were as follows:

RMB
Balance as of August 31, 2017	58,676
Goodwill acquired (Note 4)	313,717
Disposal of subsidiaries	(316)

Balance as of August 31, 2018	372,077
Goodwill acquired (Note 4)	489,930
Disposal of subsidiaries	(46,955)

Balance as of August 31, 2019	815,052
Balance as of August 31, 2019, in US$	113,925

No impairment charges were recorded during the years ended August 31, 2017, 2018 and 2019.

12.  Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of August 31,
	2018	2019	2019
	RMB	RMB	US$

Salary and welfare payable	421,380	585,410	81,826
Other taxes payable	29,551	35,171	4,916
Accrued expenses	39,851	61,116	8,542
Deposits from franchisees	21,530	20,600	2,879
Payables for leasehold improvement	24,224	29,467	4,119
Payables for long term investments	25,290	47,580	6,651
Interest payable	4,260	24,215	3,385
Others	13,447	12,833	1,793
	579,533	816,392	114,111

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.  Share-Based Compensation

Amended and Restated 2015 Plan (the “Amended 2015 Plan”)

In connection with the Reorganization on September 17, 2017, the Company adopted the Amended and Restated 2015 Plan (the “Amended 2015 Plan”) to replace the 2015 Plan which was cancelled concurrently. Under the Amended 2015 Plan, the Board of Directors of the Company authorized to grant share options or other equity incentives to employees, directors or consultants to purchase up to an aggregate of 336,642,439 Class A ordinary shares. The employees generally received 102.10 options for each fully vested share that was outstanding as of September 17, 2017, totaling 63,880,024 fully vested options. The employees also received 16,442,655 and 49,634,837 share options at the same exchange ratio to replace the restricted shares that were vested or vesting on December 1, 2017 and 2018, respectively, as issued under the 2015 Plan. All of the share options contain a performance condition whereby no share options are exercisable until the consummation of a Qualified IPO.  The share options expire 10 years from the date of grant. The Group accounted for the termination of the shares under the 2015 Plan and the concurrent issuance of options as replacement awards as a Type II modification in accordance with ASC 718, under which, the Group deferred the recognition of the incremental share-based compensation expense until the Qualified IPO occured.  Upon the IPO completion date, the Group recognized incremental share-based compensation amounting to RMB39,881 (US$5,574).

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

During the year ended August 31, 2018, subsequent to the completion of the IPO, the Group granted 9,172,674 share options under the Amended 2015 Plan.  Vesting terms included i) immediate vesting of 100% of the share options on date of grant, ii) vesting periods of 2 years, with immediate vesting of 1/3 of the share options on date of grant, first and second anniversary of the vesting commencement date, respectively; iii) a vesting period of 4 years, with 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, respectively, or iv) vesting periods of 4 years, with 25% of the share options vesting on each anniversary of the vesting commencement date.

During the year ended August 31, 2019, the Group granted 141,997,178 share options under the Amended 2015 Plan. Vesting terms included i) immediate vesting of 100% of the share options on date of grant, ii) vesting periods of 3 years, with immediate vesting of 25% of the share options on date of grant, 1/48 of the share options in the each month 1 year after the vesting commencement date, respectively; iii) vesting periods of 3 years, with 1/3 of the share options vesting on each anniversary of the vesting commencement date; iv) vesting periods of 4 years, with 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, respectively, or v) vesting periods of 4 years, with 25% of the share options vesting on each anniversary of the vesting commencement date. During the year, the Group also granted to an executive 39,669,960 options under the Amended 2015 Plan with market conditions tied to the the Group’s market capitalization for specified periods while he remains employed by the Group. In addition, certain share options were modified to become fully invested immediately prior to an employee’s termination.

During the year ended August 31, 2019, the Group granted 14,556,320 restricted Class A oridinary shares (“Restricted Shares”) under the Amended 2015 Plan.  Vesting terms included i) immediate vesting of 100% of the Restricted Shares after one year of the vesting commencement date, ii) vesting periods of 4 years, with 25% of the Restricted Shares vesting on each anniversary of the vesting commencement date.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.  Share-Based Compensation (continued)

Amended and Restated 2015 Plan (the “Amended 2015 Plan”) (continued)

The fair value of the share options under the Amended 2015 Plan were determined on the grant dates using the binomial option pricing model with assistance from an independent valuation firm.  Pre IPO, the Group determined the fair value of its ordinary shares using the income approach based on key assumptions including WACC and DLOM. The income approach involved applying appropriate discount rates to estimated cash flows that were based on earnings forecasts. The growth rates of the Group’s revenues, as well as major milestones that it achieved, contributed to the fair value of the ordinary shares.Subsequent to the IPO, fair value of the ordinary shares is the price of the Company’s publicly traded shares. The assumptions adopted to estimate the fair value of share options granted were as follows:

	Year ended August 31, 2018	Year ended August 31, 2019

Risk-free interest rate	2.8%-4.0%	2.0%-3.1%
Expected volatility	46.0%-51.5%	51.4%-56.6%
Suboptimal exercise factor	2.50	2.20-2.80
Fair value per ordinary share	US$0.13-US$0.35	US$0.19-US$0.23

Domestic Plan

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

On May 2, 2017, 120,000 options were granted to employees, accounting for 8% of the total equity interests in the subsidiaries. The exercise price ranged from RMB40 to RMB160 per option. The options are equity awards measured at their fair values on May 2, 2017, the grant date. Given only the achievement of the performance conditions of the first two tranches of the options were determined to be probable, each of the first two tranches of the options was accounted for as a separate award with its own service inception date and requisite service period. On March 31, 2019, the Group modified the annual performance condition for the fourth tranch of the options granted on May 2, 2017, however, the achievement of the third and fourth traches as well as the final cumulative result of the business over the term of four years continued to improbable.  Thus, no incremental costs were incurred as a result of the modification. As of August 31, 2018 and 2019, nil and 60,000 options did not meet the performance conditions and were forfeited. The Company recorded RMB2,649 and RMB1,485 (US$208) for the 30,000 and 10,000 options vested as of August 31, 2018 and 2019.

On March 31, 2019, 10,000 options were granted to a certain employee, accounting for 1% of the total equity interests in a certain subsidiary. The exercise price is RMB80 per option.  The options are equity awards measured at their fair values on March 31, 2019, the grant date, immediate vesting of 100% of the share options on date of grant.

The Group calculated the estimated fair value of the share options under the Domestic Plan on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of the share options granted under the Domestic Plan is summarized in the following table:

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.  Share-Based Compensation (continued)

Domestic Plan (continued)

	For the year ended August 31, 2017	For the year ended August 31, 2019

Risk-free interest rate	4.8%	2.4%
Expected volatility	47.3%	47.0%
Suboptimal exercise factor	2.50	2.80
Fair value per ordinary share	RMB203.20 and RMB285.30	RMB351.24

A summary of the share option activities under the Amended 2015 Plan is as follows:

	Number of share options	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		US$	US$	US$

Outstanding as of September 1, 2017	—	—	—	—	—
Granted	303,995,200	0.03	0.16
Forfeited	(2,804,550)	0.08	0.09
Outstanding as of August 31, 2018	301,190,650	0.03	0.16	54,133	8.59
Granted	181,667,138	0.10	0.05
Forfeited	(33,355,010)	0.17	0.08
Exercised	(55,658,760)	0.02	0.02
Outstanding as of August 31, 2019	393,844,018	0.05	0.13	53,966	7.80
Vested and expected to vest as of August 31, 2019	393,844,018	0.05	0.13	53,966	7.80

A summary of the Restricted Shares activities under the Amended 2015 Plan is as follows:

	Number of Restricted Shares	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		US$	US$

Outstanding as of September 1, 2018	—	—	—	—
Granted	14,556,320	0.21
Forfeited	(218,440)	0.21
Outstanding as of August 31, 2019	14,337,880	0.21	2,737	2.80
Vested and expected to vest as of August 31, 2019	14,337,880	0.21	2,737	2.80

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.  Share-Based Compensation (continued)

A summary of the activities under the Domestic Plan is as follows:

	Number of share options	Weighted average purchase price	Weighted average grant date fair value	Aggregate intrinsic value
		RMB	RMB	RMB

Outstanding as of September 1, 2017	120,000	93.33	151.19	7,023
Granted	—	—	—
Forfeited	—	—	—
Outstanding as of August 31, 2018	120,000	93.33	151.19	79,990
Granted	10,000	80.00	148.47
Forfeited	(60,000)	93.33	151.19
Outstanding as of August 31, 2019	70,000	91.43	150.80	39,687
Vested and expected to vest as of August 31, 2019	70,000	91.43	150.80	39,687

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

Under the Amended 2015 Plan, the outstanding unvested awards including share options and Restricted Shares resulted in an aggregate intrinsic value of RMB405,664 and total unrecognized share-based compensation expense related to the unvested awards was RMB49,803 as of August 31, 2019.  The expense is expected to be recognized over a weighted-average period of 1.14 years.

The Company recognized share-based compensation expense for the years ended August 31, 2017, 2018 and 2019 as follows:

		For the years ended August 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Sales and marketing	735	2,113	906	127
General and administrative	24,240	144,373	70,626	9,871
Total share-based compensation expense	24,975	146,486	71,532	9,998

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

British Virgin Islands

Under the current laws of the British Virgin Islands, OneSmart BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by the company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

OneSmart HK and Great EDU are incorporated in Hong Kong and are subject to Hong Kong profits tax of 16.5% on the activities conducted in Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements as it had no assessable income for the years ended August 31, 2017, 2018 and 2019.

PRC

The Company’s subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Shanghai Jing Xue Rui meets the requirements of “high and new technology enterprise” (“HNTE”) and could enjoy the preferential tax rate of 15%. Shanghai Jing Xue Rui obtained the HNTE certificate on October 23, 2017 and was subject to an enterprise income tax (“EIT”) rate of 15% from calendar years 2017 through 2019.

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

14. Income Taxes (continued)

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the years ended August 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Current	97,253	125,739	138,552	19,367
Deferred	(5,237)	(17,260)	(17,011)	(2,378)

Income tax expense	92,016	108,479	121,541	16,989

The reconciliations of the income tax expense for the years ended August 31, 2017, 2018 and 2019 were as follows:

	For the years ended August 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$

Income before income tax expense and share of net (loss)/income from equity investees	337,260	318,305	316,069	44,179
PRC statutory tax rate	25%	25%	25%	25%

Income tax at statutory tax rate	84,315	79,576	79,017	11,045
Non-deductible expenses	9,151	40,141	30,961	4,326
International tax rate difference	—	(4,189)	6,000	839
Preferential tax rate	—	(17,327)	(8,357)	(1,168)
Effect of income tax exemptions	—	—	(1,232)	(172)
Equity pick-up	—	—	(2,698)	(377)
Additional tax deduction for qualified research and development expenses	—	(2,066)	(5,525)	(772)
Change in valuation allowance	(15,314)	(14,241)	11,006	1,538
Expired loss	12,293	14,950	11,905	1,665
Interest and penalty	1,571	1,494	1,605	224
Outside basis difference			(1,583)	(221)
Effect of changes in tax rates on deferred taxes	—	10,141	442	62

Income tax expense	92,016	108,479	121,541	16,989

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14. Income Taxes (continued)

The significant components of the Group’s deferred tax assets were as follows:

	For the years ended August 31,
	2018	2019	2019
	RMB	RMB	US$
Non-current deferred tax assets:
Tax loss carry forward	114,777	139,060	19,437
Accrued expenses and other payables	60,752	85,007	11,882
Unrecognized financing expenses of long-term payable	—	1,281	179
Others	2,234	16,725	2,338
Less: valuation allowance	(116,979)	(131,040)	(18,316)
Non-current deferred tax assets, net	60,784	111,033	15,520

Non-current deferred tax liabilities:
Intangible assets	(28,095)	(42,609)	(5,956)
Unrealized gain on investments	(14,465)	(18,724)	(2,617)
Capitalization of bonus	—	(11,003)	(1,538)
Fair value changes on private equity investments	—	(3,081)	(431)
Accelerated depreciation of fixed assets	(4,297)	(8,186)	(1,144)
Equity in gain of unconsolidated investees		(1,160)	(162)
Others	—	(232)	(32)
Non-current deferred tax liabilities, net	(46,857)	(84,995)	(11,880)

Deferred tax assets, net	13,927	26,038	3,640

The Group operates through subsidiaries, VIEs and subsidiaries of VIEs and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that were in a 3-year cumulative loss and are not forecasting profits in the near future as of August 31, 2018 and 2019. In making such determination, the Group also evaluated a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of August 31, 2019, the Group had taxable losses of RMB577,129 (US$80,669) derived from entities in the PRC, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss will expire from December 31, 2019 to 2024 if not utilized.

As of August 31, 2019, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of August 31, 2019, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs was RMB1,192,533 (US$166,688). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14. Income Taxes (continued)

foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized Tax Benefit

As of August 31,2018 and 2019, the Group had unrecognized tax benefit of RMB15,991 and RMB 25,183 (US$3,520), of which RMB14,075 and RMB24,228 (US$3,387), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This primarily represents the estimated income tax expense the Group would pay should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of August 31,2018 and 2019, unrecognized tax benefits of RMB1,916 and RMB955 (US$133), respectively, if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the years ended August 31,
	2018	2019	2019
	RMB	RMB	US$

Balance at September 1	12,720	15,991	2,235
Increase	3,947	11,424	1,597
Decrease	(676)	(2,232)	(312)
Balance at August 31	15,991	25,183	3,520

In the years ended August 31, 2017, 2018 and 2019, the Group recorded interest expense accrued in relation to the unrecognized tax benefit of RMB1,571, RMB1,494 and RMB1,604 (US$224) in income tax expense, respectively. Accumulated interest expense recorded in unrecognized tax benefit was RMB3,610 and RMB5,214 (US$729) as of August 31, 2018 and 2019, respectively.

As of August 31, 2019, the tax years ended December 31, 2014 through period ended as of the reporting date for the WFOE, the VIEs and VIEs’ subsidiaries remain open to examination by the PRC tax authorities.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.       Shareholders’ Equity

On March 28, 2018, the Company completed its IPO on the New York Stock Exchange. The Company offered 16,300,000 ADSs representing 652,000,000 Class A ordinary shares at US$11.00 per ADS. Net proceeds from the IPO deducting underwriting discount and other expenses were RMB1,048,660 (US$146,578). IPO costs of RMB26,752 (US$3,739) were recorded as reduction of the proceeds from the IPO in shareholders’ equity.

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

As of August 31, 2019, the Company had ordinary shares outstanding comprising of 4,130,261,827 Class A ordinary shares and 2,296,842,016 Class B ordinary shares, respectively. No Class B ordinary shares were converted into Class A ordinary shares as of August 31, 2019.

During the year ended August 31, 2019, 145,762,478 treasury stock in total were repurchased by the Company from the open market and a shareholder at US$0.2065 and US$0.2025 per share, for RMB168,980 and RMB34,779 respectively. 121,071,120 and 24,691,358 treasury stock were held by the depositary bank and the Company, respectively, as of August 31, 2019.

16.       Related Party Transactions

The Group had the following balances with related parties as of August 31, 2018 and 2019, respectively:

Names of the related parties	Relationship with the Group

Shanghai Ya Qiao Education Investment Co., Ltd. (“Ya Qiao Education”)	Equity investee
Beijing Tus-Juren Education Technology Co., Ltd. (“Tus-Juren”)	Former equity investee

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.       Related Party Transactions  (continued)

(a)         Amount due from a related party

	As of August 31,
	2018	2019	2019
	RMB	RMB	US$

Ya Qiao Education	16,500	18,750	2,621

The amounts due from Ya Qiao Education is interest-free, unsecured and payable within 5 years from draw down in April 2019. In April 2019, the Group and Ya Qiao Educaiton signed an agreement to convert the loan to 75% of equity investment in Ya Qiao Education. As of August 31, 2019, the equity acquisition transaction was not yet completed.

(b)         Transactions with the related party

	For the years ended August 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Other revenues
Tus-Juren	—	—	6,772	947

In October 2018, the Group acquired 30% of equity investment in Beijing Tus-Juren Education Technology Co., Ltd., or Tus-Juren, a leading K-12 after-school education company in China. As the Company had significant influence, Tus-Juren was accounted for as an equity method investments. From November 2018 to February 2019, the Group lent a five-year convertible loan in the aggregate amount of RMB379,700 (US$53,073) to Tus-Juren. Such convertible loan bears an annual interest of 10% and the Group has the option to convert the principal and any unpaid interests into the equity interests of Tus-Juren at a pre-determined valuation at any time after either the third or fourth anniversary from the borrowing date. In March 2019, the Group disposed 12% of equity investment in Tus-Juren and lost its significant influence over Tus-Juren. The Group provided cousulting services and charged licensing fees to Tus-Juren which were recorded as other revenues.

17.       Other non-current assets

Other non-current assets consisted of the following:

	As of August 31,
	2018	2019	2019
	RMB	RMB	US$

Rental deposits	85,596	108,408	15,153
Prepayment for long-term investments	165,377	111,469	15,581
Due from third parties(a)	—	246,705	34,483
Deferred assets	—	44,012	6,152
Others	145	103	14
	251,118	510,697	71,383

(a)   Due from third parties primarily consisted of loans of RMB237,980 (US$33,264) provided to a third party during the year ended August 31, 2019 that are due by December 31, 2020. The loans are unsecured and carry the fixed interest rate of 4.75% per annum.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.       Loans

The following table presents the Company’s outstanding loans as of August 31, 2018 and 2019:

		As of August 31,
		2018	2019	2019
		RMB	RMB	US$

Short-term bank loans	(a)	—	249,876	34,927
Long-term bank loans, current portion	(b)	45,000	71,820	10,039
Long-term bank loans	(b)	405,000	1,345,754	188,104

(a)         Short-term loans

In July 2018, Shanghai OneSmart entered into a banking facility agreement with China Merchants Bank, pursuant to which Shanghai OneSmart is entitled to borrow a RMB denominated loan of RMB150,000(US$20,966) with floating interest rate benchmarked to the one-year lending rate of PBOC. In September 2018, Shanghai OneSmart drew down RMB50,000(US$6,989) which was repaid in August 2019. In December 2018, Shanghai OneSmart drew down RMB19,876(US$2,778). The loan was intended for general working capital purposes; and is guaranteed by Shanghai Jing Xue Rui, and the Founder, Xi Zhang.

In January 2019, Shanghai OneSmart entered into banking facility agreements with China CITIC Bank, pursuant to which Shanghai OneSmart took out RMB denominated loans of RMB68,000(US$9,505) and RMB32,000(US$4,473) with the same annual interest rate of 5.18%. The loan was intended for general working capital purposes; and was guaranteed by Shanghai Jing Xue Rui, and the Founder, Xi Zhang.

In March 2019, Shanghai OneSmart entered into a banking facility agreement with Shanghai Pudong Development Bank, pursuant to which Shanghai OneSmart is entitled to borrow a RMB denominated loan of RMB130,000(US$18,171) with an anuual interest rate of 4.35%. The loan was intended for general working capital purposes; and was guaranteed by Shanghai Jing Xue Rui, and the Founder, Xi Zhang.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.       Loans (continued)

(b)         Long-term loans

In November 2017, Shanghai OneSmart entered into a banking facility agreement with Shanghai Pudong Development Bank, pursuant to which Shanghai OneSmart is entitled to borrow a RMB denominated loan of RMB450,000(US$62,899) for five years with a floating interest rate benchmarked to the five-year lending rate of PBOC and adjusted every January during the five-year period. Under the terms of the agreement, the Company shall repay in fixed installments every December over 5 years. Shanghai OneSmart drew down the RMB450,000(US$62,899) facility in full in December 2017 and repaid RMB45,000(US$6,290) in December 2018. The loan was intended for general working capital purposes; and is guaranteed by the Company, Shanghai Jing Xue Rui, and the Founder, Xi Zhang.

In March 2019, The Company entered into a banking facility agreement with UBS AG Singapore Branch, pursuant to which Shanghai OneSmart is entitled to borrow a USD denominated loan of US$139,000 term facility and US$61,000 greenshoe facility with a floating interest rate of LIBOR+2.7%. The term facility has a three-year term from the initial drawdown date and should be repaid in installments. The Company drew down the US$139,000 term facility in full in March 2019. The proceeds from this term facility were used for the Group’s share repurchase program, working capital, capital expenditure, and other general corporate purposes; and is guaranteed by OneSmart HK and subject to certain financial covenants as defined in the facility agreement. The Company was in compliance with covenants as of August 31, 2019.

In April 2019, Shanghai OneSmart Education Investment entered into a banking facility agreement with Shanghai Pudong Development Bank, pursuant to which Shanghai OneSmart is entitled to borrow a RMB denominated loan of RMB43,200(US$6,038) for five years with a floating interest rate benchmarked to the five-year lending rate of PBOC. Under the terms of the agreement, the Group will repay in fixed installments every April over 5 years. Shanghai OneSmart Education Investment drew down the RMB43,200(US$6,038) facility in full in April 2019. The loan was intended for aquisition of Tianjin Huaying; and is guaranteed by Shanghai OneSmart, and the Founder, Xi Zhang.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.       Loans (continued)

As of August 31 2019, the maturities of the loan principals will be due according to the following schedule:

	RMB	US$
2020	321,696	44,966
2021	320,231	44,761
2022	866,763	121,153
2023	145,800	20,379
2024	12,960	1,811
	1,667,450	233,070

19.       Earnings/(Loss) Per Share

The following table sets forth the computation of basic and diluted net income per share for the following periods:

	As of August 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Numerator:
Net income attribute to OneSmart International Education Group Limited’s shareholders	258,827	245,936	245,368	34,296
Accretion to redemption value of Preferred Shares	—	(962,905)	—	—
Deemed dividend—repurchase of Preferred Shares	—	(4,266)	—	—
Allocation of undistributed earnings to redeemable convertible preferred shares	(111,771)	—	—	—
Net income/(loss) attributable to ordinary shareholders for computing net income per ordinary share — basic and diluted	147,056	(721,235)	245,368	34,296

Denominator:
Weighted average number of shares used in calculating net income/(loss) per ordinary share — basic (in millions of shares)	2,534	4,145	6,460	6,460
Incremental weighted-average ordinary shares from assumed exercise of share options and vesting of restricted shares using the treasury stock method (in millions of shares)	—	—	249	249
Weighted average number of shares used in calculating net income/(loss) per ordinary share — diluted (in millions of shares)	2,534	4,145	6,709	6,709

Earnings/(loss) per share — basic	0.0580	(0.1740)	0.0380	0.0053
Earnings/(loss) per share — diluted	0.0580	(0.1740)	0.0366	0.0051

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

19.       Earnings/(Loss) Per Share (continued)

The redeemable convertible preferred shares that were issued as part of the Reorganization and presented on a retroactive basis did not share the losses of the Company. The redeemable convertible preferred shares did not have an impact on diluted EPS for the years ended August 31, 2017 and 2018 on an if-converted or two-class method, as the redeemable convertible preferred shares did not carry any preferred dividend rights and only participated in all dividends on a one-to-one per-share basis with the holders of ordinary shares.

No adjustments were made to the basic earnings/(loss) per share amounts presented for the year ended August 31, 2017 and 2018 as the impact of the outstanding share options and restricted shares were anti-dilutive.

20.       Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income were as follows:

	Unrealized gains/(loss) on investment	Foreign currency translation adjustment	Total
	RMB		RMB
Balance as of September 1, 2017	19,123	—	19,123
Other comprehensive income before reclassification, net of tax	37,157	—	37,157
Amounts reclassified from accumulated other comprehensive income, net of tax	(13,838)	—	(13,838)
Foreign currency translation adjustment	—	86,458	86,458
Balance as of August 31, 2018	42,442	86,458	128,900
Other comprehensive income before reclassification, net of tax	(35,150)	—	(35,150)
Amounts reclassified from accumulated other comprehensive income, net of tax	(11)	—	(11)
Foreign currency translation adjustment	—	(6,591)	(6,591)
Balance as of August 31, 2019	7,281	79,867	87,148

Balance as of August 31, 2019, in US$	1,018	11,163	12,181

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

In September 2017, immediately following the Reorganization, the Company issued 1,840,535,677 Series A-1 redeemable convertible preferred shares to new investors for total cash consideration of RMB1,840,536 (US$257,263). Accretion charge of RMB758,898 (US$106,076), related to the Series A-1 redeemable convertible preferred shares was recorded as an increase to the net loss attributable to ordinary shareholders. The Group subsequently repurchased an aggregate of 341,256,445 Series A redeemable convertible preferred shares for cash consideration of US$46,850 from Then Shareholders.

In December 2017, the Founder transferred 142,642,550 of his Class B ordinary shares to a new investor for cash consideration of RMB163,023 (US$22,787) and each of such transferred ordinary share was re-designated as a Series A-1 redeemable convertible preferred share. Accretion charge of RMB204,007 (US$28,515), related to the Series A-1 redeemable convertible preferred shares was recorded as an increase to the net loss atrributable to ordinary shareholders.

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

22.       Restricted Net Assets

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s foreign investment enterprises, the VIEs and the VIEs’ subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of each company. These reserves include (i) general reserve and (ii) the development fund.

Subject to certain cumulative limits, in the event the Company’s board of directors declares dividends, the general reserve requires annual appropriations of 10% of after-tax income as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity’s registered capital; the other reserve appropriations are at the Company’s discretion. The general reserve can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended August 31, 2017, 2018 and 2019, the Group’s appropriations to the general reserve were nil, RMB450 and RMB886 (US$124).

PRC laws and regulations also require private schools to make annual appropriations of no less than 25% of after-tax income plus an annual increase according to the net assets of the schools to its development fund, which is to be used for the construction or maintenance of the schools or procurement or upgrading of educational equipment. As of August 31, 2017, 2018 and 2019, total appropriation of RMB3,739, RMB3,822 and RMB6,194 (US$866) was made, respectively.

The general reserve and development fund cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Relevant PRC laws and regulations restrict the WFOE, the VIEs and the VIEs’ subsidiaries from transferring certain of their net assets to the Company in the form of loans, advances or cash dividends. Amounts restricted include the paid in capital and additional paid in capital of the WFOE, the VIEs and the VIEs’ subsidiaries, totaling approximately RMB2,659,984 (US$372,000) as of August 31, 2019.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

23.       Commitments and Contingencies

(a)         Operating lease commitments

The group leases offices and classroom facilities under operating leases. Future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year consisted of the following as of August 31,2019:

	RMB	US$
2020	553,424	77,355
2021	493,666	69,003
2022	423,603	59,210
2023	323,843	45,265
2024 and thereafter	280,621	39,224

Total	2,075,157	290,057

For the years ended August 31, 2017, 2018 and 2019, total rental expenses for all operating leases amounted to approximately RMB22,711, RMB338,186 and RMB535,259 (US$74,816), respectively.

(b)         Capital expenditure commitments

The Group has commitments for the construction of leasehold improvements associated with its study centers of RMB3,803 (US$532) as of August 31,2019, which are expected to be paid within one year.

(c)          Contingencies

The Group is subject to a number of licensing requirements from different governmental authorities. Many local government authorities historically adopted different practices in granting educational permits to private schools or issuing business licenses to companies that provide after-school tutoring services and have yet to take a clear view on the interpretation and implementation of the Amended Law for Promoting Private Education that took effect on September 1, 2017.

As of August 31, 2019, some of the Group’s study centers have not received the requisite permits or registration licenses that are required by the relevant authorities in certain cities. The requiste permits for certain study centers are under renewal. In certain locations there are uncertainties with regard to whether the operating licenses the Company obtained have fully covered the business conducted by its study centers. The Group may be required to complete the rectification of such non-compliance by making timely application for the revelant permits or registration licenses for such study centers by the prescribed rectification timeframe. Specifically, the Group’s business operations in Shanghai must either be registered as for-profit entities or as not-for-profit entities. As a result, the Group needs to re-register or obtain new permits for all study centers in Shanghai by December 31, 2019.  Moreover, a few of the Group’s study centers lack fire safety permits and may be subject to administrative fines, be ordered to suspend operations of those study centers, or may have to break the Group’s existing leases.

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

23.       Commitments and Contingencies (continued)

(c)          Contingencies (continued)

The After-School Tutoring Institutions Opinions are relatively new and there remain uncertainties in respect of their interpretation and implementation.

On July 12, 2019, the Ministry of Education (or “MOE”) and other five authorities issued The Implementation Opinion on Regulating After-School Online Tutoring, or the Implementation Opinion on Online Tutoring which provides requirements on the online after-school tutoring institutions mainly on filling requirements and examination and inspections that shall be undertaken by the online after-school tutoring institution, such as examination and inspections on the content of their platforms, the qualifications of the teachers, the security of information and lasting-time of the courses. The Implementation Opinion on Online Tutoring also regulates the fee policies, standards and refund policies on the online after-school tutoring institutions. Furthermore, on August 10, 2019, the MOE and other seven authorities issued the Opinion on Guiding and Regulating the Healthy Development of Online Education Applications, or the Opinion on Healthy Development of Online Education Applications, in which the filling requirements and examination and inspections requirement have been further strengthened.

To comply with these and other requirements, the Group need to make necessary adjustments to our business and operations, which could be costly and time-consuming. An estimate for the reasonably possible loss or a range of reasonably possible losses associated with these contingencies cannot be made at this time.

24.        Fair Value Measurement

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

24.       Fair Value Measurement (continued)

Assets Measured or Disclosed at Fair Value

In accordance with ASC 820, the Group measures available-for-sale investments and contingent consideration for business acquisitions at fair value on a recurring basis. The fair value of the Group’s available-for-sale investments were measured using the income approach, based on the value indicated by current market expectations about those future amounts with the exception of one debt security, which was measured using the market approach, based on market value of comparable companies operating in similar businesses and other significant inputs derived from or corroborated by observable market data.  The Company measured the fair value of contingent consideration for business combination using management’s estimates of the acquiree’s adjusted net operating profits for the years ended August 31, 2019 and 2020, as well as a discount factor which considered the time value of money and credit risk. Significant increases (decreases) in the inputs used in the fair value measurement of Level 3 available-for-sale securities and contingent consideration in isolation would result in a significant lower (higher) fair value measurement.

The Group measures certain financial assets, including equity method investments and equity securities withot readily determinable fair value, at fair value on a nonrecurring basis only if impairment charges were to be recognized. The Group’s non-financial assets, such as goodwill, intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.

Assets measured or disclosed at fair value are summarized below (continued):

		Fair value measurement or disclosure at August 31, 2018 using
	Total fair value at August 31, 2018	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains
	RMB	RMB	RMB	RMB	RMB
Fair value measurement
Recurring
Short-term investments:
Available-for-sale	304,824	—	—	304,824	(1,776)
Long-term investments:
Available-for-sale	180,483	—	—	180,483	59,637
Total assets measured at fair value	485,307	—	—	485,307	57,861

Total assets measured at fair value in US$	71,055	—	—	71,055	8,472

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

24.       Fair Value Measurement (continued)

Assets measured or disclosed at fair value are summarized below (continued):

		Fair value measurement or disclosure at August 31, 2019 using
	Total fair value at August 31, 2019	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total (loss)/gains
	RMB	RMB	RMB	RMB	RMB
Fair value measurement
Recurring
Short-term investments:
Available-for-sale	392,156	—	—	392,156	2
Long-term investments:
Available-for-sale	880,022	—	—	880,022	9,566
Total assets measured at fair value	1,272,178	—	—	1,272,178	9,568

Total assets measured at fair value in US$	177,820	—	—	177,820	1,337

Fair value measurement
Recurring
Contingent consideration	91,440	—	—	91,440	(5,124)
Total liability measured at fair value	91,440	—	—	91,440	(5,124)

Total liability measured at fair value in US$	12,781	—	—	12,781	(716)

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.       Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of August 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	854,132	568,138	79,412
Short-term investments	204,900	113,680	15,890
Other current assets	257	—	—
Total current assets	1,059,289	681,818	95,302

Non-current assets:
Long-term investment	67,346	909,518	127,129
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	2,140,954	1,712,621	239,383
Total non-current assets	2,208,300	2,622,139	366,512

TOTAL ASSETS	3,267,589	3,303,957	461,814

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Non-current liabilities:
Amounts due to subsidiaries	2,242,914	2,211,606	309,130
Total liabilities	2,242,914	2,211,606	309,130

Shareholder’ equity:
Class A ordinary shares (US$0.000001 par value; 44,134,792,439 and 37,703,157,984 shares authorized as of August 31, 2018 and 2019, respectively; 94,897,359 and 4,220,365,545 issued and outstanding as of August 31, 2018 and 2019, respectively)	26	26	4
Class B ordinary shares (US$0.000001 par value; 2,439,484,566 and 2,296,842,016 shares authorized as of August 31, 2018 and 2019, respectively; 2,439,484,566 and 2,296,842,016 issued and outstanding as of August 31, 2018 and 2019, respectively)	16	16	2
Additional paid-in capital	5,426,503	5,501,992	769,047
Treasury stock	—	(203,759)	(28,481)
Statutory reserves	4,272	7,080	990
Accumulated deficit	(4,535,042)	(4,300,153)	(601,059)
Accumulated other comprehensive income	128,900	87,148	12,181
Total shareholders’ equity	1,024,675	1,092,350	152,684
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,267,589	3,303,956	461,814

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.       Condensed Financial Information of the Company (continued)

Condensed statements of income

	For the years ended August 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Operating expenses:
Selling and marketing			(906)	(127)
General and administrative	—	(528)	(70,258)	(9,820)
Foreign exchange gain	—	2,574	(25,581)	(3,576)
Share of income in subsidiaries, VIEs and VIEs’ subsidiaries	258,827	243,890	342,113	47,819
Income before income tax provision	258,827	245,936	245,368	34,296
Provision for income tax	—	—	—	—
Net income	258,827	245,936	245,368	34,296
Allocation of undistributed earnings to redeemable convertible preferred shares	(111,771)	—	—	—
Accretion to redemption value of redeemable convertible preferred shares	—	(962,905)	—	—
Deemed dividend-repurchase of redeemable convertible preferred shares	—	(4,266)	—	—
Net income/(loss) attributable to ordinary shareholders of OneSmart International Education Group Limited	147,056	(721,235)	245,368	34,296

Condensed statements of comprehensive income

	For the years ended August 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net income	258,827	245,936	245,368	34,296
Unrealized gain on available-for-sale investments, net of tax	13,295	23,319	(35,161)	(4,915)
Foreign currency translation adjustment	—	86,458	(6,591)	(921)
Comprehensive income	272,122	355,713	203,616	28,460

Condensed statements of cash flows

	For the years ended August 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash provided by operating activities	—	(527)	(8,668)	(1,211)
Net cash used in investing activities	—	(1,682,281)	(1,042,665)	(145,740)
Net cash provided by financing activities	—	2,484,973	732,306	102,359
Effect of exchange rate changes	—	51,967	33,033	4,617
Net increase in cash and cash equivalents	—	854,132	(285,994)	(39,975)
Cash and cash equivalents at beginning of year	—	—	854,132	119,387
Cash and cash equivalents at end of year	—	854,132	568,138	79,412

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.       Condensed Financial Information of the Company (continued)

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs and the VIEs’ subsidiaries.

The parent company records its investment in its subsidiaries and VIEs and the VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries, VIEs and VIEs’ subsidiaries” and their respective profit or loss as “Share of income/(loss) in subsidiaries, VIEs and VIEs’ subsidiaries” on the condensed statements of income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIE or is otherwise committed to provide further financial support. If the subsidiary and VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.