Form 20-F/A
period 2019-08-31
OneSmart International Education Group Ltd
filed 2020-04-21
CIK 1722380

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each American depositary share representing 40 Class A ordinary shares Class A ordinary shares, par value US$0.00000 1 per share*	ONE	New York Stock Exchange

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

As of August 31, 2019, there were 6,427,103,843 ordinary shares outstanding, par value US$0.00000 1 per share, being the sum of 4,130,261,827 Class A ordinary shares and 2,296,842,016 Class B ordinary shares.

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

EXPLANATORY NOTE

OneSmart International Education Group Limited is filing this Amendment No. 1 (this “Form 20-F/A”) to its Annual Report on Form 20-F For the fiscal year ended August 31, 2019, originally filed with the U.S. Securities and Exchange Commission on December 16, 2019 (the “Original Form 20-F”), solely to revise the certifications filed as Exhibits 12.1 and 12.2 to the Original Form 20-F. This Form 20-F/A does not reflect events occurring after the filing of the Original Form 20-F and, other than the filing of the updated certifications mentioned above, does not modify or update the disclosures in the Original Form 20-F in any way.

PART III

Item 19. Exhibits

12.1* — Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2* — Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*              Filed herewith.

SIGNATURES

OneSmart International Education Group Limited hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OneSmart International Education Group Limited

	By:	/s/ Xi Zhang
Name: Xi Zhang
Title: Chief Executive Officer

Date: April 21, 2020