Form 20-F
period 2020-08-31
OneSmart International Education Group Ltd
filed 2020-12-31
CIK 1722380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2020.
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

2161 North Zhongshan Road
Putuo District, Shanghai 200333
People’s Republic of China

(Address of principal executive offices)

Honggang (Greg) Zuo, Chief Financial Officer
2161 North Zhongshan Road
Putuo District, Shanghai 200333
People’s Republic of China
Telephone: +86-21- 2250-5999
Email: greg.zuo@onesmart.org
(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each American depositary share representing 40 Class A ordinary shares Class A ordinary shares, par value US$0.000001 per share*	ONE	New York Stock Exchange
*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of August 31, 2020, there were 6,442,945,963 ordinary shares outstanding, par value US$0.000001 per share, being the sum of 4,146,103,947 Class A ordinary shares and 2,296,842,016 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

◻ Yes   ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes   ⌧ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes   ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ◻ No

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17   ◻ Item 18

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

☐ Yes   ☐ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only, references in this annual report to:

●	“ADSs” are to our American depositary shares, each of which represents 40 Class A ordinary shares;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	each “enrollment,” for the purpose of calculation, are to a student who takes at least one class for one subject in a certain period is treated as one enrollment in the same period. Under this methodology, a student taking at least one class for each of two subjects in a certain period is treated as two enrollments in the same period. The number of students enrolled in our invested schools is not included for this purpose;
●	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.000001 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“we,” “us,” “our company” and “our” are to OneSmart International Education Group Limited, its subsidiaries and its consolidated variable interest entities and the subsidiaries of its consolidated variable interest entities.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, results of operations and financial conditions;
●	the expected growth of the K-12 after-school or overall education industries in China;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our relationships with our students, their parents, our business partners and other stakeholders;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

ITEM 3.          KEY INFORMATION

A.          Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of income data for the fiscal years ended August 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of August 31, 2019 and 2020, and selected consolidated cash flow data for the years ended August 31, 2018, 2019 and 2020, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for the fiscal year ended August 31, 2016 and 2017, the selected consolidated balance sheet data as of August 31, 2016, 2017 and 2018 and the selected consolidated cash flow data for the year ended August 31, 2016 and 2017 are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with the accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended August 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statement of Income:
Net revenues	1,528,619	2,057,557	2,862,692	3,993,873	3,438,881	502,217
Cost of revenues	(729,937)	(1,002,266)	(1,413,090)	(2,072,067)	(2,169,739)	(316,870)
Gross profit	798,682	1,055,291	1,449,602	1,921,806	1,269,142	185,347
Operating expenses:(1)
Selling and marketing	(261,330)	(369,221)	(590,589)	(816,658)	(820,883)	(119,882)
General and administrative	(303,270)	(381,332)	(629,596)	(876,609)	(810,936)	(118,430)
Total operating expenses	(564,600)	(750,553)	(1,220,185)	(1,693,267)	(1,631,819)	(238,312)
Operating income/(loss)	234,082	304,738	229,417	228,539	(362,677)	(52,965)
Interest income	12,365	13,484	23,824	81,207	37,393	5,461
Interest expense	—	(192)	(18,660)	(60,637)	(103,600)	(15,130)
Other income	16,032	19,410	89,320	82,836	93,894	13,712
Other expense	(3,950)	—	(4,428)	(15,738)	(453,391)	(66,214)
Foreign exchange gain/(loss)	727	(180)	(1,168)	(138)	(69)	(10)
Income/(loss) before income tax and share of net (loss)/income from equity investees	259,256	337,260	318,305	316,069	(788,450)	(115,146)
Income tax (expense)/benefit	(71,496)	(92,016)	(108,479)	(121,541)	37,785	5,518
Income/(loss) before share of net (loss)/income from equity investees	187,760	245,244	209,826	194,528	(750,665)	(109,628)
Share of net (loss)/income from equity investees	(993)	(1,939)	4,630	(28,325)	(17,977)	(2,625)
Net income/(loss)	186,767	243,305	214,456	166,203	(768,642)	(112,253)
Add: Net loss attributable to non-controlling interests	2,586	15,522	31,480	79,165	38,813	5,668
Net income/(loss) attributable to OneSmart International Education Group Limited’s shareholders	189,353	258,827	245,936	245,368	(729,829)	(106,585)
Net (loss)/income attributable to ordinary shareholders of OneSmart International Education Group Limited	107,583	147,056	(721,235)	245,368	(729,829)	(106,585)
Earnings/(loss) per share:
Basic	0.0425	0.0580	(0.1740)	0.0380	(0.1131)	(0.0165)
Diluted	0.0425	0.0580	(0.1740)	0.0366	(0.1131)	(0.0165)
Shares used in earnings/(loss) per share computation (in millions of shares):
Basic	2,534	2,534	4,145	6,460	6,451	6,451
Diluted	2,534	2,534	4,145	6,709	6,451	6,451
(1)	Including share-based compensation expenses as set forth below:

	Year Ended August 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of Share based Compensation Expenses
Selling and marketing	795	735	2,113	906	674	98
General and administrative	56,553	24,240	144,373	70,626	137,312	20,054
Total	57,348	24,975	146,486	71,532	137,986	20,152

The following table presents our selected consolidated balance sheet data as of the periods indicated:

	As of August 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet:
Cash and cash equivalents	266,238	981,772	1,410,747	1,386,412	1,158,044	169,122
Total current assets	1,160,018	1,609,745	2,479,565	2,419,625	2,177,402	317,988
Total assets	1,419,067	2,317,610	4,202,927	6,071,475	7,898,391	1,153,486
Total current liabilities	1,406,627	1,988,358	2,661,471	3,390,300	5,116,754	747,254
Total liabilities	1,415,710	2,001,370	3,107,684	4,914,002	7,456,418	1,088,941
Total mezzanine equity	1,749,900	1,749,900	—	—	—	—
Total shareholders’ (deficit)/equity	(1,746,543)	(1,433,660)	1,095,243	1,157,473	441,973	64,545

The following table presents our selected consolidated cash flow data for the periods indicated:

	Year Ended August 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	613,715	773,281	867,370	345,374	240,692	35,151
Net cash used in investing activities	(496,730)	(80,961)	(1,169,244)	(1,392,335)	(906,931)	(132,449)
Net cash provided by/(used in) financing activities	(21,621)	23,214	652,605	988,358	648,759	94,747
Effect of exchange rate changes	—	—	78,244	34,268	(23,647)	(3,455)
Net increase/(decrease) in cash and cash equivalents and restricted cash	95,364	715,534	428,975	(24,335)	(41,127)	(6,006)
Cash and cash equivalents and restricted cash, at beginning of year	170,874	266,238	981,772	1,410,747	1,386,412	202,473
Cash and cash equivalents and restricted cash, at end of year	266,238	981,772	1,410,747	1,386,412	1,345,285	196,467

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

A description of factors that could materially affect our business, financial condition or operating results is provided below.

Summary of Risk Factors

An investment in our ADSs is subject to a number of risks, including risks related to our business and corporate structure, risks related to doing business in China and risks related to our ADSs. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to Our Business

●	Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.
●	If we are unable to continue attracting students and their parents to enroll in our education programs at reasonable costs, our business and prospects may be materially and adversely affected.
●	Any actual or perceived deterioration in our service quality may harm our brands and reputation and may adversely affect our business, results of operations and financial condition.
●	If we are not able to maintain and enhance our brand, our business and operating results may be adversely affected.
●	We may not be able to improve our existing education programs and teaching materials or to develop new program offerings on a timely basis and in a cost-effective manner.
●	Failure to efficiently manage the expansion of our learning centers may materially and adversely affect our ability to capitalize on new business opportunities.
●	We face intense competition in our industry, which could lead to our premium pricing pressure, reduced operating margins, loss of market share, departure of qualified faculty and increased capital expenditures.
●	We are subject to governmental policies, licensing and compliance requirements for operating our K-12 after-school education business.
●	Our business relies on our abilities to recruit, train and retain dedicated and qualified teaching staff.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the agreements that establish the structure for our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.
●	We rely on VIE Contractual Arrangements for our PRC operations, which may not be as effective as direct ownership in providing operational control.
●	Any failure by our VIEs or their respective shareholders to perform their obligations under the VIE Contractual Arrangements would have a material and adverse effect on our business.
●	The shareholders of our VIEs may have potential conflicts of interest with us and not act in the best interest of our company.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	Uncertainties with respect to the PRC legal system could adversely affect us.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.
●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
●	Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.
●	The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, and as such, you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

Risks Related to Our ADSs

●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for a return on your investment.
●	You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the deposit to exercise those rights. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
●	You may experience dilution of your holdings due to the inability to participate in rights offerings and may be subject to limitations on the transfer of your ADSs.
●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements, and will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Risks Related to Our Business

Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.

Since the beginning of 2020, there has been an outbreak of COVID-19 in China and other countries. As of the date of this annual report, COVID-19 is still spreading in communities in some parts of the world. The severity of the outbreak has resulted in the temporary closure of schools, learning centers, and many corporate offices across China. In such unusual circumstances, our offline business has been significantly affected due to the temporary closure of our learning centers as mandatorily required by the PRC government. All of our offline learning centers were temporally closed since January 2020 following government’s measures against COVID-19. Because substantially all of our operations are conducted in China and our students had to remain home for a number of months, the outbreak of COVID-19 has caused a disruption to our business.

Despite the impact by the outbreak of COVID-19, our strong execution enabled us to maintain our business activities level and our revenue for the fiscal year 2020 only decreased by 13.9% compared to the fiscal year 2019. Our years’ investments and technology development in the online space enables us to respond promptly to the unprecedented COVID-19 situation. Supported by OneSmart Online, we are driving momentum by successfully migrating the majority of its existing students and attracting large numbers of new students to its online platform while maintaining high levels of customer satisfaction.

In addition, we have taken a series of measures in response to the outbreak to protect our employees, students and teachers in reopened learning centers, including, among others, temporary closure of our offices, remote working arrangements and procurement of masks, hand sanitizers and other protective equipment for our employees, which reduced the capacity and efficiency of our operations and increased our operating expenses. Our business operation could also be disrupted if any of our employees are suspected of having contracted COVID-19, since it could require our employees to be quarantined or our offices to be closed down and disinfected. All of these would have a material adverse effect on our results of operations and financial condition in the near terms. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations or financial condition.

Although China has temporarily controlled the outbreak, we currently are unable to predict the duration and severity of the COVID-19 outbreak, the responses thereto, and their impact on our business and operations, our results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, and the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented. The COVID-19 outbreak has to some extent, impacted our results of operations and financial conditions and will likely have a continued adverse impact on our results of operations.

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

The success of our business depends primarily on the number of students enrolled in our education programs as well as the amount of tuition fees that we are able to charge our students. Therefore, our ability to continue to recruit and retain students for our programs at reasonable costs is critical to the continued success and growth of our business. This in turn will be subject to several factors, including our ability to:

●	enhance existing education programs and services to respond to market changes and student demands;
●	continue to incentivize our students to take and consume our classes;
●	develop new programs and services that appeal to our students and their parents;

●	expand our learning centers and geographic reach to satisfy our strategic needs;
●	manage our growth while maintaining consistent and high teaching quality;
●	maintain our reputation and enhance our brand recognition;
●	effectively market and precisely target our programs to a broader base of prospective students; and
●	respond effectively to competitive pressures.

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

In addition, we have heavily invested in human capital, financial and facility resources and management time and attention in the development and marketing of our newer education programs. We launched HappyMath in 2014 and acquired FasTrack English in 2018, and the average monthly enrollments in HappyMath and FasTrack English reached 27,569 and 22,852 in the fiscal year ended August 31, 2020, respectively. Compared with our premium tutoring services, we have limited experience with the teaching materials or relevant services of those newer programs and it is not certain whether or not the newly developed programs can be well received by the market. We also cannot assure you that any of our newer programs will achieve the same level of market acceptance as our premium tutoring services or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts, any failure of which may adversely affect our results of operations and financial condition.

Failure to efficiently manage the expansion of our learning centers may materially and adversely affect our ability to capitalize on new business opportunities.

Our business has experienced significant growth in recent years. We have increased the number of learning centers from 432 as of August 31, 2019 to 480 as of August 31, 2020. We plan to continue to increase the number of our learning centers and expand our operations in different geographic markets in China. Our expansion has resulted, and will continue to result, in substantial investments in teachers and management, capital expenditures, marketing expenses and other resources. We may not be able to attract sufficient student enrollments or charge premium pricing for our courses that are high enough for us to recover our costs, in particular, in the geographic markets which we are not familiar with and which are already dominated by local competitors. If as a result our new learning centers are not ramped up as expected, our overall financial performance may be materially and adversely affected. Our planned expansion will also place significant pressure on us to maintain the consistency of our teaching quality, controls and policies to ensure that our brand does not suffer as a result of any decrease, whether actual or perceived, in the quality of our programs and services. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, maintain or increase our gross and operating profit margins, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations and otherwise effectively manage our growth. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which may have a material and adverse impact on our financial condition and results of operations.

We face intense competition in our industry, which could lead to our premium pricing pressure, reduced operating margins, loss of market share, departure of qualified faculty and increased capital expenditures.

The K-12 after-school private education market in China is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and further intensify. We face competition in each type of the services we offer and in the markets in which we operate. Our competitors at the national level mainly include New Oriental, TAL, XueDa, ONLY, GSX Techedu and Koolearn. We compete with them in many aspects, including the quality of program and curriculum offerings, tuition fee levels, qualified teachers and other key personnel and facility locations and conditions. Our competitors may offer similar programs with different pricing and service packages that may be more appealing than our offerings. In addition, some of our competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products, and respond more quickly than we can to changes in student needs, testing materials, admission standards, market trends or new technologies. Moreover, the increasing use of the internet and advances in internet-related and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and physical facility-related entry barriers to providing private education services. As a result, smaller companies or internet-content providers may be able to offer their programs, services and products at the PC or mobile end quickly and cost-effectively to a large number of students with less capital expenditure than previously required. Consequently, we may be pressured to reduce tuition fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease in our revenues and profitability. If we are unable to maintain our competitive position or otherwise respond to competition effectively, we may lose our market share and our profitability may be adversely affected.

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

As of August 31, 2020, 121 out of our 480 learning centers do not hold the permits or registration licenses that are required by the relevant authorities, which contributed to 18.9% of the total revenue for the year ended August 31, 2020. 12 learning centers have received the permits or registration licenses but have not yet obtained the permits or registration licenses for their site expansion. Moreover, we are also in the process of applying for the education permits for certain learning centers that have received the registration licenses, in accordance with the different local implementation rules for the Amended Law for Promoting Private Education promulgated by relevant local authorities. However, there can be no assurance that we can be in full compliance with those implementation rules in a timely manner due to the lack of certainty and clarity of such rules.

We may be required to complete the rectification of the above non-compliance by making timely application for the relevant permits or registration licenses for such learning centers by the Prescribed Rectification Timeframe. We cannot assure you that we can obtain or renew the relevant permits or registration licenses in a timely manner. If the local authorities have different interpretations or in the future change their laws and policies, we may also need to re-apply for or update the licenses and permits for some of our learning centers before the end of the Prescribed Rectification Timeframe or before the expiration of other grace period assigned by the local authorities. We have worked closely with the local authorities in preparing filings and applying for permits and registration licenses for these learning centers, and expect to complete and obtain most filings and permits in the near future.

In December 2017, the municipal government of Shanghai promulgated a set of rules and regulations with respect to the operation and development of the private education business, which took effect on January 1, 2018. Our business operations in Shanghai are subject to the above-mentioned rules and regulations, under which private schools and training institutions in Shanghai must either be registered as for-profit entities or as not-for-profit entities. Each training institution is required to apply for new education permit in accordance with the requirements and procedures provided in the new rules by December 31, 2019. As a result, we need to re-register and/or obtain new permits for all of our learning centers in Shanghai by December 31, 2019 in accordance with these new rules. See “Item 4. Information on the Company—B. Business review—Regulation—Regulations on Private Education in the PRC—Local Rules in Shanghai.” As of August 31, 2020, certain learning centers and schools in Shanghai are still applying for the new permit, and we cannot assure you that we will be able to successfully re-register and/or obtain new permits for these learning centers and schools in Shanghai. Although a majority of our learning centers in Shanghai were established in accordance with the local rules then in effect in Shanghai and are largely in compliance with the standards and requirements for applying for a new permit under the new rules, certain standards and requirements are newly introduced in these new rules, which may require us to modify our current business practices. For instance, the new rules require that a private training institution must not employ or compensate a teacher who is concurrently employed by primary or middle schools. Although we require our full-time and part-time teachers not to teach in other institutions while they are employed by us, we are not able to monitor their activities outside their working time with us and therefore cannot assure you that our teachers have always complied or will comply with such requirement. If any of our teachers works concurrently at other institutions, we may not be able to identify such non-compliances on a timely basis or at all, which may cause us to violate these new rules. Moreover, a portion of our teachers do not fully comply with the teacher qualification requirements under the new rules. These teachers may not be able to deliver any school entrance exam courses for compulsory education and may need to receive extended trainings before they obtain the requisite qualifications. In addition, since the new rules prohibit any courses for primary and middle school students past 8:30 p.m., some of our classes may need to be re-scheduled. Furthermore, since the local rules are newly promulgated, the application and interpretation of such rules remain uncertain. We cannot assure you that our views about the new rules will be consistent with the regulatory authorities. If we are unable to successfully and rapidly re-register and/or obtain requisite permits for all of our learning centers and schools in Shanghai, or if we are unable to modify our operations in a cost-effective way, our business operations may be interrupted or suspended, and our operating results and prospects may be materially and adversely affected.

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

Moreover, as of August 31, 2020, 63 out of our 480 learning centers lack required fire safety permits, which contributed to 6.8% of the total revenue for the year ended August 31, 2020. We cannot assure you that we will be able to obtain such permits or to timely respond to changes in the public security or fire safety standards publicized by the governmental authorities from time to time. We may be subject to administrative fines due to a lack of fire safety permits of the leased premises of our learning centers, be ordered to suspend operations of those learning centers, or may have to break our existing leases, if we fail to timely obtain such permits or meet the relevant standards, all of which could materially and adversely affect our financial results.

Our online education services may subject us to stringent regulations on licensing and government policies. We are making efforts to comply with the regulations on online and distance education. As the regulations on online and distance education were newly promulgated, we cannot assure you that we will complete such filing and comply with other regulatory requirements in a timely manner, or at all. If we fail to promptly complete such filing and comply with other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which may materially and adversely affect our online education business and results of operations. In addition, we may be required to obtain certain licenses and permits for the operation of our online education programs according to relevant Chinese laws and regulations, for example, an ICP license. However, there is no assurance that we will be able to obtain all the requisite licenses and permits for online education services, or our efforts will result in full compliance given the significant amount of discretion the PRC authorities have in interpreting, implementing or enforcing rules and regulations and other factors beyond our control. We may be subject to warnings, fines or confiscation of gains derived from noncompliant operations if we do not obtain all of the required permits and licenses in time, and we may be unable to continue operations at our noncompliant learning centers, which may materially and adversely affect our business and results of operations. See “Item 4. Information on the Company—B. Business overview—Regulations—Regulations on Private Education in the PRC—Regulations on Online and Distance Education.”

On July 12, 2019, the MOE and other five authorities issued The Implementation Opinion on Regulating After-School Online Tutoring, or the Implementation Opinion on Online Tutoring which provides requirements on the online after-school tutoring institutions mainly on filling requirements and examination and inspections that shall be undertook by the online after-school tutoring institution, such as examination and inspections on the content of their platforms, the qualifications of the teachers, the security of information and duration of the courses. The Implementation Opinion on Online Tutoring also regulates the fee policies, standards and refund policies on the online after-school tutoring institutions. Furthermore, on August 10, 2019, the MOE and other seven authorities issued the Opinion on Guiding and Regulating the Healthy Development of Online Education Applications, or the Opinion on Healthy Development of Online Education Applications, in which the filling requirements and examination and inspections requirement have been further strengthened. See “Item 4. Information on the Company—B. Business overview—Regulations—Regulations on Private Education in the PRC—Regulations on Online and Distance Education.” To comply with these and other requirements, we need to make necessary adjustments to our business and operations, which could be costly and time-consuming. We cannot assure you that we will be in full compliance with such requirements in time or at all. Any failure by us to comply with these and other requirements may subject us to administrative fines or penalties or order to suspend operations, which would materially and adversely affect our reputation, business, financial condition and results of operations.

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

Moreover, capable and dedicated key management personnel, especially our regional heads are essential to the management of teachers and the successful operation of our learning centers. Despite our initiatives to set up the share incentive schemes to provide additional incentives to the regional heads, we cannot assure you that we are able to retain those regional heads to continuously manage our existing learning centers or hire or promote new qualified regional heads to meet needs of new learning centers.

In addition, our teaching staff are the ones who interact directly with our students and their families. Despite our constant emphasis on service quality, and our continuous training and close supervision of our teaching staff, we cannot assure you that our teaching staff will perform up to our service standards all the time. Any actual or perceived misbehavior or unsatisfactory performance of our teaching staff may damage our reputation and potentially adversely affect our results of operations and financial performance. In particular, most of our classes are in one-on-one or one-on-three teacher to student settings in private study rooms. We cannot assure you that our teaching staff will always act and be perceived to act properly both in and outside of the classroom.

PRC laws and regulations may require our teachers to have requisite licenses. For example, teachers in kindergartens and primary and secondary schools are required to obtain the teacher licenses. The State Council Opinions 80 and the Implementation Opinion on Online Tutoring further require teachers in training schools to apply for teacher licenses, if they teach certain academic subjects in the primary and secondary education stage. After the promulgation of the State Council Opinions 80 and the Implementation Opinion on Online Tutoring, we have urged all teachers without teacher licenses to register for teacher license examinations. However, there are still a small number of our teachers that have not yet obtained their teacher licenses due to various reasons, such as the time gap between the recruitment and the newly recruited teachers taking the exam and ultimately obtaining the teacher license, and the cancellation of teacher license examinations in the first half of 2020 due to COVID-19. If the teachers of our online courses do not fully comply with the qualification requirements for teacher licenses, or these teachers are teaching full-time at elementary and middle school at the same time, they may not be able to deliver the online courses, which would eventually adversely affect the delivery of our tutoring services to students. If some of our teachers, due to various reasons, are unable to apply for and obtain the requisite teacher licenses on a timely basis, or at all, we may be required to rectify such non-compliance and may not be able to continue to retain such teachers. See “Item 4. Information on the Company—B. Business overview—Regulations—Regulations on Private Education in the PRC—Regulating Development of After-school Tutoring Institutions.”

With the rapid increase of our student enrollment and expansion of our learning centers, we must provide continued training to our teachers to ensure that they stay abreast of changes in students’ demand, academic standards and other key trends necessary to teach effectively. Although we have not experienced major difficulties in recruiting, training or retaining quality teachers, we may not be able to recruit, train and retain a sufficient number of qualified teaching staff in the future while maintaining consistent teaching and management quality in the different markets we serve. A shortage of qualified teaching staff or a decrease in the quality of our teachers’ services, whether actual or perceived, or a significant increase in compensation for us to retain those qualified staff, would have a material adverse effect on our business, financial condition and results of operations.

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

We derived 53.6% of our total revenues in the fiscal year 2020 from our operations in Shanghai, and we expect our operations in Shanghai to continue to constitute the major source of our revenues. The concentration of our business in Shanghai exposes us to geographical concentration risks related to this region. Any material adverse social, economic and political developments, such as a serious economic downturn, natural disaster or outbreak of contagious disease in this region, may negatively affect the demand for and/or our ability to provide after-school education services. Furthermore, in the event that the local government adopts regulations relating to private education that place additional restrictions or burdens on us, or the market in Shanghai experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

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

We could be held liable for accidents that occur at our learning centers. In the event of personal injuries, fires, food poisoning or other accidents suffered by our students or other people working at or visiting our premises, our facilities may be perceived to be unsafe, which may make parents unwilling to allow their children to attend our classes. Although we have not encountered any serious injury to our students on our premises, we cannot assure you that there will not be any in the future.

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

These strategies may not be successfully executed due to a number of factors, including, without limitation, the following:

●	although we have replicated our growth model in Shanghai in certain other cities, we may not be able to continue to do so in new geographic markets, especially to lower-tier cities;
●	we may not be able to develop and upgrade our curriculum and product lines that are appealing to our students;
●	students and their parents may react negatively to our plans to increase the tuition, facility capacity or class size;
●	our analysis for selecting suitable new locations may not be accurate, and the demand for our services at the newly selected locations may not materialize or increase as rapidly as we expect;
●	we may fail to obtain the requisite licenses and permits necessary to open learning centers at our desired locations from local authorities or face risks in opening without the requisite licenses and permits;
●	we may not be able to successfully integrate acquired businesses and may not be able to achieve the benefits we expect from recent and future acquisitions or investments;
●	our new learning centers may not be profitable due to competition, failure to effectively market our services and programs, or failure to maintain their quality and consistency;
●	we may not be able to adequately upgrade or strengthen our operational, administrative and technological systems, and our financial and management controls to support our future expansion; and
●	we may not be able to further expand our franchise network as fast as we expect.

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

Our results of operations are affected in large part by the pricing of our education services. We charge tuition based on each student’s grade level, the programs that the student is enrolled in and the region of the learning center. Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our education services, the cost of our services, and the tuition and price charged by our competitors. Our ability to maintain the premium fee level or raise tuition is primarily dependent on the innovative and high-quality services and products we offer and the perception of our brand. Although we have been able to increase the tuition we charge our students in the past, we cannot guarantee that we will be able to maintain or increase our tuition in the future without adversely affecting the demand for our education services.

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

We consider our copyrights, trademarks, trade names, internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our intellectual property rights may damage our reputation and brands. Our “OneSmart” brand and logo are registered trademarks in China. Our proprietary curricula and teaching materials are protected by copyrights. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. However, preventing unauthorized uses of intellectual property rights could be difficult, costly and time-consuming, particularly in China. Implementation and enforcement of PRC laws relating to intellectual property have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries.

The measures we take to protect our intellectual property rights may not be adequate to prevent infringement on or misuse of our intellectual property. Furthermore, the practice of intellectual property rights enforcement by the PRC regulatory authorities is subject to significant uncertainty. There have been several incidents in the past where third parties used our brand “OneSmart” without our authorization, and on certain occasions we have resorted to litigation to protect our intellectual property rights. Failure to adequately protect our intellectual property could harm our brand name and materially affect our business and results of operations. Furthermore, our management's attention may be diverted by violations of our intellectual property rights, and we may have to enter into costly litigation to protect our proprietary rights against any infringement or violation.

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

We lease all the premises used in our operations from third parties. We require the landlords’ cooperation to effectively manage the condition of such premises, buildings and facilities. In the event that the condition of the school premises, buildings and facilities deteriorates, or if any or all of our landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of our learning centers could be materially and adversely affected. In addition, with respect to our leased premises, at the end of each lease term, which generally ranges from three to six years, we must negotiate an extension of the lease when the lease expires. If we are unable to successfully extend or renew our leases upon expiration of the current term on commercially reasonable terms or at all, we may be forced to relocate our learning centers, or the rental costs may increase significantly. We compete with many other businesses for sites in certain prime locations, and some landlords may have entered into long-term leases with our competitors for these locations. As a result, we may not be able to find desirable locations without incurring significant time and financial costs. If this occurs, our operations will be disrupted and our results of operations could be materially and adversely affected.

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

Failure to comply with governmental regulation and other legal obligations concerning personal information protection and the unauthorized disclosure, manipulation, illegal sale, procurement of personal data of our students and their parents or other third parties, whether by our employees or third parties could expose us to litigation and/or could adversely affect our reputation and business.

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

We face risks related to natural disasters, health epidemics and other outbreaks, which could result in reduced attendance or temporary closure of our learning centers.

In addition to the impact of COVID-19, our business could also be materially and adversely affected by natural and other disasters, including earthquakes, fire, floods, environmental accidents, outbreaks of health epidemics such as avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), H7N9 bird flu, Ebola or another health epidemic. If any of these occurs, our student enrollment may be canceled or deferred and our learning centers and facilities may be required to temporarily close, and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such occurrence. These occurrences therefore may severely disrupt our business operations and materially and adversely affect our liquidity, financial condition and results of operations.

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

Capacity constraints of our learning centers could cause us to lose students to our competitors.

Our learning centers are limited in number and size of classrooms. Our ability to serve the students is constrained by the capacity of the learning centers. As we may not be able to admit all students who would like to enroll in our programs due to the capacity constraints, this would deprive us of the opportunity to serve those students and to potentially develop a long-term relationship with them for continued services. If we fail to expand our physical capacity as quickly as the demand for our services increases, we could lose potential students to our competitors, and our results of operations and business prospects could suffer as a result.

Higher labor costs in the PRC may adversely affect our business, results of operations and financial conditions.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs, particularly in the large cities, such as Shanghai, where a large portion of our learning centers are currently located. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to grow. Unless we are able to pass on these costs to our students by increasing prices of our programs, our profitability and results of operations may be materially and adversely affected.

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

We are exposed to various risks associated with our business and operations, and we have limited liability insurance coverage. See “Item 4. Information on the Company—B. Business Overview—Insurance and Safety” for more information. Our insurance coverage for our students and their parents in our learning centers is limited. A successful liability claim against us due to injuries suffered by our students or other people on our premises could materially and adversely affect our reputation, results of operations and financial conditions. Even if unsuccessful, such a claim could cause us adverse publicity, require substantial costs to defend, and divert the time and attention of our management. See “Item 3. Key Information—D. Risk Factors—Accidents, injuries or other harm suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial expenses.” In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial costs to us and a diversion of our resources.

If we grant employees share options or other equity incentives in the future, our net income could be adversely affected.

In connection with our initial public offering, we undertook a series of corporate restructuring, or 2017 Restructuring. See “Item 4. Information on the Company—A. History and Development of the Company.” Prior to the 2017 Restructuring, we, through our predecessor holding company in the British Virgin Islands, adopted a 2013 share incentive plan in March 2013, which was replaced by a domestic share incentive plan of Shanghai OneSmart approved in February 2016, or the 2015 Plan. As a part of the 2017 Restructuring, we adopted an amended and restated 2015 share incentive plan in September 2017, which was further amended on February 5, 2018, or the Amended and Restated 2015 Plan. The maximum aggregated number of our ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 336,642,439 Class A ordinary shares, plus an annual 2.0% increase of the total number of ordinary shares outstanding on August 31 of the preceding calendar year of the Company on the first day of each of the nine-fiscal-year period commencing on September 1, 2018. Following the annual increase on September 1, 2020, the maximum aggregate number of shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 724,387,586. As of August 31, 2020, options to purchase a total of 439,295,938 Class A ordinary shares were issued and outstanding under the Amended and Restated 2015 Plan. We were, and may from time to time be, subject to disputes with our current or former employees or advisors who receive our share incentive grants, which may distract our management’s attention and attract negative publicity.

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

We face risks associated with our franchise learning centers.

We are subject to the risks inherent to a franchise business model. We grant the right to certain institutions to operate our program offerings as a franchise under our main trademarks. As of August 31, 2020, there were 6 and 7 learning centers to which we granted franchise operation rights under franchise agreements with our OneSmart VIP business and Fastrack English business respectively, and we expect to keep the number of our franchise learning centers at a minimal level. For the year ended August 31, 2020, franchise fees contributed to an immaterial portion of our total net revenues. Our control over our franchisees is limited and based on the contracts with them and our standardized supervision and monitoring procedures, which may not be as effective as direct ownership. Although we maintain comprehensive and rigorous supervisory procedures and set standards to guide our franchisees, our franchisees manage their businesses independently. In addition, it is the franchisees and their teachers, officers and employees that interact directly with students and their parents. In the event of any actual or perceived unsatisfactory performance or illegal actions by the franchisees or their officers and employees or any incidents or operational issues at the franchise facilities, we may suffer reputational damage, which in turn might adversely affect our business. Any such actions or incidents may cause negative publicity in the local community and may negatively affect our brand image and local reputation. As such actions or incidents are beyond our control, we cannot assure you that they will not occur in the future regardless of the measures we have taken, and will take, to screen and supervise our franchisees. In addition, a franchisee may suspend or terminate its cooperation with us due to various reasons, including disagreement or dispute with us, or failure to maintain requisite approvals, licenses or permits, or to comply with other governmental regulations. We may not be able to find alternative ways to continue to provide the services formerly covered by such franchisees. If we are unable to effectively address risks associated with the franchise learning centers, our brand image, reputation and financial performance may be materially and adversely affected. Moreover, we are required to file the status of all franchise with the Ministry of Commerce system on a yearly basis. Although we have filed required information of the franchise agreements as of December 31, 2019 and we are preparing required filing for 2020 in accordance with the applicable laws and regulations and as required by the Ministry of Commerce, we cannot assure you that we will be able to timely and accurately report material changes to the franchise learning centers with the system, the failure of which may subject us to an order of rectification and a fine up to RMB50,000.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud and investor confidence, and the market price of our ADSs may be materially and adversely affected.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was effective as of August 31, 2020. See “Item 15. Controls and Procedures—Management’s Report on Internal Control over Financial Reporting.” In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Moreover, our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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

We may require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.

We will require significant capital expenditures to fund our future growth. We may need to raise additional funds through equity or debt financings in the future in order to meet our capital needs mostly in relation to the construction of our self-built data centers and future acquisition opportunities. For example, in February 2020, we issued US$25 million convertible senior notes to Yiheng Capital Partners, L.P., or Yiheng Capital. Interest shall be payable semi-annually in arrears at a rate of 4.75% per annum on each August 1 and February 1, commencing on August 1, 2020. The convertible notes will mature on February 28, 2025 unless repurchased or converted in accordance with their terms prior to such date.

If we raise additional funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our ADSs or ordinary shares.

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

Foreign ownership in education services is subject to significant regulations in the PRC. PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. In addition, foreign investment in private institutions providing compulsory education are prohibited and foreign investment in private institutions providing pre-school, high school or higher education are restricted to Sino-foreign cooperation with the Chinese side playing the major role. See “Item 4. Information on the Company—B. Business overview—Regulation—Regulations Relating to Foreign Investment” for further details. None of our offshore holding companies is an educational institution or provides education services. To comply with PRC laws and regulations, we have entered into (i) a series of contractual arrangements among Shanghai Jing Xue Rui Information and Technology Co., Ltd., or the WFOE, on the one hand, and Shanghai OneSmart Education and Training Co., Ltd., or Shanghai OneSmart, and its shareholders, on the other hand, (ii) a series contractual arrangements among the WFOE, on the one hand, and Shanghai Rui Si Technology Information Consulting Co., Ltd., or Rui Si, and its shareholders, on the other hand, and (iii) a series of contractual arrangements among Yimi Education Technology (Shanghai) Co., Ltd., or the Yimi Shanghai, on the one hand, and Xiangyuan (Shanghai) Education Technology Co., Ltd., or Xiangyuan, and its shareholders, on the other hand. Accordingly, Shanghai OneSmart, Rui Si and Xiangyuan are our variable interest entities. We have been and are expected to continue to be dependent on the contractual arrangements with our VIEs, or the VIE Contractual Arrangements, to operate our after-school education services in China. See “Item 4. Information on the Company—C. Organizational Structure” for more information.

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

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in education services business, or if the PRC government otherwise finds that we or any of our variable interest entities, or VIEs, are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the Ministry of Education, which regulates the education industry in the PRC, the Ministry of Commerce, or MOFCOM, which regulates foreign investments in the PRC, the Ministry of Civil Affairs, which regulates the registration of schools in the PRC, and the State Administration for Market Regulation, which regulates the registration and operation of education training companies in the PRC, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking our business and/or operating licenses;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	imposing fines, confiscating the income from our PRC subsidiary or our VIEs, or imposing other requirements for our operations with which we or our VIEs may not be able to comply;
●	requiring us to restructure our ownership and control structure or operations, including terminating the VIE Contractual Arrangements and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from or exert effective control over our VIEs; or
●	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

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

The principal regulations governing private education in China are the Law for Promoting Private Education, or the Private Education Law, and its implementation rules. The Law for Promoting Private Education was amended on November 7, 2016 and on December 29, 2018 and came into effect on September 1, 2017 and on December 29, 2018 respectively. The MOE Draft for Comments has been issued by the MOE on April 20, 2018, and then the MOJ Draft for Comments has been issued by the MOJ on August 20, 2018. Before the 2017 Private Education Law came into effect, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. A private school that does not require reasonable returns cannot make distribution to its school sponsors. If its sponsor elects to require reasonable returns, a private school must include such election and any additional information required under the PRC regulations in its publicly disclosed articles of association. A number of factors must be taken into consideration when determining the percentage of the school’s net income that would be distributed to the school sponsors as reasonable returns, including the level of a school’s tuition, the ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality. However, PRC laws and regulations do not provide a formula or guidelines for determining what constitutes a “reasonable return.” PRC laws and regulations require a private school that requires reasonable returns to make an annual appropriation of 25% of its after-tax income to its development fund prior to payments of reasonable returns. Such appropriations are required to be used for the construction or maintenance of the school or for the procurement or upgrade of educational equipment. Furthermore, PRC laws and regulations do not set forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school of which the school sponsor requires reasonable returns or a school of which the school sponsor does not require reasonable returns.

As of August 31, 2020, among our learning centers that are registered as private schools, some expressly require reasonable returns and others do not have explicit requirement in their articles of association.

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

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends on our ability to receive dividends and other distributions from our PRC subsidiaries. The amounts of dividends and other distributions our PRC subsidiaries are able to pay to us depends on the amount of service fees paid by our VIEs pursuant to the VIE Contractual Arrangements. King & Wood Mallesons, our PRC legal counsel, advises us that though the Amended Private Education Law does not prohibit the contractual arrangements in relation to schools operating in the PRC, or the payment of service fees by private schools operating in the PRC to their service providers, including the payment of fees pursuant to the contractual arrangements, our PRC legal counsel could not rule out the possibility that the relevant PRC government authorities may take a different view on this or later legislation (for example, the amended implementation rules) may prohibit or restrict the use of VIE Contractual Arrangements, and if that is the case, such authorities may seek to confiscate any or all of the service fees paid by our VIEs, if, among other things, such service fees are viewed as being “reasonable returns” or “profits” taken by the school sponsors of these schools in violation of PRC laws and regulations. The relevant PRC authorities may also seek to stop student enrollments at our schools or, in a worse situation, revoke the operation permits of these schools. As a result, our business and financial performance may be materially and adversely affected.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first half of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of the COVID-19, the global macroeconomic environment was facing numerous challenges.

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

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct all of our operations in China and majority of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

In addition, the PRC tax authorities may require our PRC subsidiary that entered into contractual arrangement with our VIEs to adjust its taxable income under the VIE Contractual Arrangements it currently has in place with our VIEs and their respective shareholders in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—The VIE Contractual Arrangements may be subject to scrutiny by the PRC tax authorities, and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015, and partially invalid according to the Circular on Repeating and Invalidating Five Normative Documents Concerning Administration of Foreign Exchange and Some Articles of Seven Normative Documents Concerning Administration of Foreign Exchange promulgated by the SAFE on December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of an FIE to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to nonassociated enterprises. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by our VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries or to establish new consolidated variable interest entities in the PRC, which may adversely affect our business, financial condition and results of operations.

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

If our shareholders who are PRC residents fails to make the required registration or to update the previously filed registration, our PRC subsidiaries may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to us, and we may also be prohibited from making additional capital contributions into our PRC subsidiaries. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015, and partially invalid according to the Circular on Repeating and Invalidating Five Normative Documents Concerning Administration of Foreign Exchange and Some Articles of Seven Normative Documents Concerning Administration of Foreign Exchange promulgated by the SAFE on December 30, 2019. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

All of our shareholders who we are aware of being subject to the SAFE regulations have completed the necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may continue to make required amendments or updates on a timely manner, or at all. See “Item 4. Information on the Company—B. Business overview—Regulations— Regulations on Foreign Exchange—Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents.” We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, and as such, you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

Our auditor is registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. Pursuant to laws in the United States, the PCAOB has authority to conduct regular inspections over independent registered public accounting firms registered with the PCAOB to assess their compliance with the applicable professional standards. Our auditor is also located in China, a jurisdiction which does not allow the PCAOB to conduct inspections without the approval of the Chinese authorities. As a result, we understand that our auditor is not currently inspected by the PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC. The PCAOB continued to discuss with the CSRC and the PRC Ministry of Finance on joint inspections in the PRC of PCAOB-registered audit firms that provide auditing services to Chinese companies that trade on U.S. stock exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting the continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risks of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these risks, the statement again highlighted the PCAOB's inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies. On June 4, 2020, the U.S. President issued a memorandum ordering the President's Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or the PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. On August 6, 2020, the PWG released the report. In particular, with respect to jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommended that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm's audit work papers and practices to inspect the co-audit. The report recommended a transition period until January 1, 2022 before the new listing standards apply to companies already listed on U.S. stock exchanges. Under the PWG recommendations, if we fail to meet the enhanced listing standards before January 1, 2022, we could face de-listing from the New York Stock Exchange, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States. There were recent media reports about the SEC's proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate auditor reports issued by foreign public accounting firms. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. stock exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Act. The Act was approved by the U.S. House of Representatives on December 2, 2020. The Act was signed into law by the president of the United States on December 19, 2020. In essence, the Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese-based the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” accounting firms (including our independent registered public accounting firm). A first instance trial of these proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC. Implementation of the latter penalty was postponed pending review by the SEC Commissioners. On February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. Under the settlement, the firms will receive matching Section 106 requests, and are required to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. The audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance. If additional remedial measures are imposed on the China-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

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

During our fiscal year ended August 31, 2020, the trading price of our ADSs has ranged from US$3.55 to US$7.625 per ADS. The trading price of our ADSs is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies, especially companies in the education industry, have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services or our industry;
●	additions or departures of key personnel;
●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	actual or potential litigation or governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws, regulations and policies, including those adopted by the government to apply more stringent social, ethical and environmental standards in connection with increased global focus on these areas.

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

Our founder, chairman and chief executive officer, Mr. Xi Zhang, beneficially owns all of our outstanding Class B ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Zhang has considerable influence over important corporate matters. As of November 30, 2020, Mr. Zhang beneficially own 91.7% of the aggregate voting power of our company through Happy Edu Inc., a company wholly owned by Mr. Zhang. In the future, Mr. Zhang will continue to have considerable influence over matters requiring shareholder approval, over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Our fifth amended and restated memorandum and articles of association contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our fifth amended and restated memorandum and articles of association, the Companies Act (2020 Revision) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than those available under the Companies Act) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but our directors are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States, except Dr. Yan Gong, one of our independent directors. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer. See “Item 16G. Corporate Governance.”

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). We do not believe that we were a PFIC for the taxable year ended August 31, 2020 and do not anticipate becoming a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

ITEM 4.          INFORMATION ON THE COMPANY

A.          History and Development of the Company

We established Shanghai OneSmart Education and Training Co., Ltd. (formerly known as Shanghai OneSmart Education Information Consulting Co., Ltd.), or Shanghai OneSmart, a domestic company in China, in 2007. In January 2008, we opened our first learning center in Shanghai to provide premium K-12 after-school education services.

In June 2009, we established Shanghai Rui Si Technology Information Consulting Co., Ltd., or Rui Si, to provide tutoring services that are currently covered under our premium young children education program.

In September 2011, we established Shanghai Jing Xue Rui Information and Technology Co., Ltd., or the WFOE.

In October 2015, we established Shanghai Jing Yu Investment Co., Ltd., or Jing Yu, which is a wholly owned subsidiary of Shanghai OneSmart in the PRC. Currently, it operates the learning centers for our premium tutoring programs outside of Shanghai.

In March 2017, we incorporated OneSmart International Education Group Limited (formerly known as OneSmart Education Group Limited), or OneSmart Education, an exempted company incorporated under the laws of the Cayman Islands, as our offshore holding company to facilitate financing and offshore listing. In connection with our initial public offering, we subsequently undertook a series of corporate restructuring, or 2017 Restructuring. In March 2017, OneSmart Education acquired OneSmart Edu Inc., or OneSmart BVI, a company incorporated in the British Virgin Islands, as our intermediary holding company, which holds 100% of the share capital of OneSmart Edu (HK) Limited, or OneSmart HK. In September 2017, OneSmart HK acquired all of the equity interests in the WFOE, which entered into a series of contractual arrangements with Shanghai OneSmart and its then shareholders. Subsequent to that, we also entered into a series of contractual arrangements with Rui Si and its then shareholders. In January 2018, the WFOE entered into another series of contractual arrangements with Shanghai OneSmart and its then shareholders, replacing the original set. As a result of the foregoing transactions, OneSmart Education became the entity that consolidates Shanghai OneSmart and Rui Si. The 2017 Restructuring was completed under the common control of Xi Zhang, our founder and chief executive officer. See also “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai OneSmart, Rui Si and their respective shareholders.”

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

During the fiscal year 2019, we extended a series of five-year convertible loan in an aggregate amount of RMB668.7 million to Tus-Juren, or the 2019 Tus-Juren Convertible Loan. Such convertible loan bears a 10% annual coupon and we have the option to convert the principal and any unpaid interests of such convertible loan into new equity interest of Tus-Juren at a pre-determined valuation at any time after either the third or fourth anniversary from the borrowing date, as applicable. During the fiscal year 2020, we extended another series of five-year convertible loan in an aggregate amount of RMB51.2 million to Tus-Juren, or the 2020 Tus-Juren Convertible Loan, with terms substantially similar to the 2019 Tus-Juren Convertible Loan. In February 2020, the annual coupon rate of these convertible loans was adjusted to nil, applicable to the outstanding loan period starting from December 1, 2019. As a part of the Yutang transactions in December 2020, we have the option to convert the principal and any unpaid interests of the convertible loans to Tus-Juren into new equity interests of Yutang Inc. at any time within five years starting from December 15, 2020. During the fiscal year 2020, we made a series of 12-month loan available to Tus-Juren and its subsidiaries in an aggregate amount of RMB170.9 million. A majority of such loans bear a 4.35% annual interest rate.

In March 2019, we entered into a US$139 million term facility agreement with a group of arrangers led by UBS AG, Singapore Branch. Pursuant to the agreement, we were provided an interest bearing secured term facility of up to US$139 million. The term facility has a three-year term from the initial drawdown date and should be repaid in installments. We drew down the US$139 million term facility in full in April 2019. The proceeds from this term facility were used for our working capital, capital expenditure, and other general corporate purposes. As of the date of this annual report, the current total outstanding balance of the loan is US$125 million, after a scheduled repayment in October 2020.

In February 2020, we entered into a share swap agreement and an asset and business transfer agreement with Yimi Education Technology Inc., or Yimi Cayman, its affiliated companies and VIE, Shanghai Yimi Education Technology Co., Ltd., or Shanghai Yimi to acquire certain technologies and business as part of Company’s continuing efforts to enhance the quality and customer experience on OneSmart Online, the online platform of the Company, for a total consideration of approximately RMB311.1 million. The foregoing transactions are collectively referred to as the “Yimi transactions.” In connection with the Yimi transactions, in December 2019, we established OneSmart Online Edu Inc., an exempted company duly incorporated and validly existing under the laws of the Cayman Islands, which is 100% owned by OneSmart BVI before the share swap occurs. Immediately after the share swap, we, through OneSmart BVI, hold 90% share capital of OneSmart Online Edu Inc., which in turns hold 100% share capital of Yimi Cayman. Yimi Education Technology (HK) Limited, or Yimi HK, which was established by Yimi Cayman under the laws of Hong Kong and was wholly owned by Yimi Cayman, holds 100% share capital Yimi Education Technology (Shanghai) Co., Ltd., or Yimi Shanghai, a WFOE under the laws of the PRC. In December 2019, we established Xiangyuan (Shanghai) Education Technology Co., Ltd., or Xiangyuan, which entered into a series of contractual agreements with its shareholders and Yimi Shanghai. As a result of the Yimi transactions, OneSmart Education became the entity that consolidates Xiangyuan. See also “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Xiangyuan and its shareholders.”

In September 2019, we acquired 15% equity interest in Shanghai Yousheng Education and Technology Co., Ltd., or Yousheng, a company providing online English tutoring services to young children in China. In June 2020, we step-acquired 85% equity interest in Yousheng for a total consideration of approximately RMB145.4 million, and we held in aggregate 100% of its equity interest.

In August 2020, we acquired the business from Beijing Ruiyipeiyou Education and Technology Co., Ltd., or Ruiyipeiyou, a company providing online math tutoring services to young children in China, for a total consideration of approximately RMB131.3 million.

In December 2020, we entered into certain agreements to establish a sizable and stronger small-class business by merging a number of small-class K-12 after-school education businesses that OneSmart has invested in for a few years into Yutang Inc., or Yutang. The foregoing transactions are collectively referred to as the “Yutang transactions.” In connection with Yutang transactions, we entered into a share sale and purchase agreement with Yutang, Tus-Juren related parties, pursuant to which, Yutang has agreed to issue 100,340,631 ordinary shares of Yutang to us as share consideration in exchange for all the equity interest of JUREN Education & Technology Group Inc. held by us. We also entered into a share subscription agreement with Yutang Inc. and its shareholder, Tus-Juren related parties and Tianjin Huaying Education Consulting Co., Ltd. to acquire certain equity interest in Yutang. Pursuant to which, Yutang has agreed to (i) issue 36,762,505 ordinary shares of Yutang to us at a purchase price of US$0.0001 per share as consideration to acquire all the equity interests of Tianjin Huaying Education Consulting Co., Ltd. indirectly held by us through VIE contractual arrangement, and (ii) issue 2,188,244 ordinary shares to us at a purchase price of US$0.0001 per share as consideration to acquire our equity interest in Tus-Juren online business. After the Yutang transactions, we will become a minority shareholder of Yutang.

On March 28, 2018, our ADSs commenced trading on the NYSE under the symbol “ONE.” We raised approximately US$162.7 million in net proceeds from the issuance of new shares from the initial public offering after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at 2161 North Zhongshan Road, Putuo District, Shanghai, People’s Republic of China. Our telephone number at this address is +86-21-2250-5999. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B.          Business Overview

We are a leading premium K-12 after-school education service provider in China. We have built a comprehensive K-12 after-school education platform that encompasses our OneSmart VIP business, OneSmart Young Children Education business including HappyMath primarily focusing on young children mathematics training services and FasTrack English focusing on young children English training services and OneSmart Online business. We operated a nationwide network of 480 learning centers across 40 cities in China as of August 31, 2020. We have maintain a large and fast growing student enrollment pool over the years. Our average monthly enrollments for the fiscal years ended August 31, 2018, 2019 and 2020 were 112,145, 158,346 and 170,995 respectively.

We introduced and implement distinctive “Power Learning” education philosophy and case study teaching method, which aims at cultivating the study motivation, capability and perseverance of each student by means of interactive learning experience, throughout all stages of our education programs and services and in all of our learning centers. By carefully tailoring our teaching to each student’s capabilities and aptitude, we have become a “Third Classroom” for our students, complementing the education they receive at home and in school.

Our services mainly feature premium K-12 after-school education programs that target students from affluent and mass affluent families. Over more than ten years of operation, we have built a “OneSmart” brand upon our OneSmart VIP programs which offer premium tutoring services in one-on-one and one-on-three teacher-to-student settings with a full spectrum of course offerings covering core academic subjects taught in primary and secondary schools in China at levels between the third and twelfth grade of the K-12 system. “HappyMath,” our premium young children education brand originally focusing on mathematics, has become one of the renowned education brands in the young children mathematics tutoring market in China. We have also launched other premium young children services, including Chinese language, science and computer programming, which are now integrated and carried out under our “HappyMath” brand. After acquisition of “FasTrack English” in early 2018, we have further expanded our service offerings for young children and developed it into a premium English tutoring services brand focusing on early childhood English study. As part of our OneSmart VIP business, we also offer tutoring programs covering subjects taught at international schools and training for English language tests under the brand of “OneSmart International Education.”

Leveraging online-merge-offline technologies, or OMO technologies, we launched OneSmart Online program that provides online courses to our existing student base from OneSmart VIP, HappyMath and FasTrack English and newly enrolled online students.

Our proprietary centralized technology platform provides full technological support and connects our online teaching resources database, our teaching service management system and our operation management system. This technology platform ensures a high degree of standardization and helps us maintain high service quality in our education, while facilitating curriculum development and customized teaching for students across our broad network of learning centers. It also enables us to build a set of robust operational and managerial information systems that integrate our operations, and improve the efficiency of how we expand and operate our learning center network.

We rely on our well-trained education services team to deliver quality service. Our commitment to recruiting and training qualified teachers is crucial to the quality of our education services and the development of our students.

As a result of our trusted brand, effective education service, and technology-supported and highly standardized management systems, our business has grown rapid in recent years. For information on our financial performance, see “Item 5A. Operating Results.”

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

Our Service-oriented Learning System

We introduced and implement distinctive “Power Learning” education philosophy and case study teaching method, which aims at cultivating the study motivation, capability and perseverance of each student by means of interactive learning experience, throughout all stages of our education programs and services and in all of our learning centers. By carefully tailoring our teaching to each student’s capabilities and aptitude, we have become a “Third Classroom” for our students, complementing the education they receive at home and in school. We offer our students a customized and comprehensive learning experience through the following six key components, which are organically combined to form our learning system:

●	Power Learning Index aptitude assessment. Before the commencement of our in-class tutoring, we assess the capabilities of our students and match them with our teachers through our proprietary power learning index, or PLI, an aptitude assessment test. PLI consists of questions designed to assess the student’s analytical and problem solving ability, and psychological and behavioral patterns from multiple dimensions including time management ability, exam taking skill, in-class learning ability, learning interests, learning goals, self-initiative, self-discipline, decisiveness and perseverance. Based on the test results and the preliminary academic assessment for the subjects in which the students are enrolled, our assigned teacher will prepare a customized study plan. The study plan takes into consideration the student’s strengths and weaknesses identified from the PLI test, sets out the academic goals of our tutoring services, establishes a timeline for each key milestone and develops weekly or monthly tutoring schedules.
●	Personalized and customizable teaching material. Our big data driven online teaching platform, OneSmart Teaching Bank, equips and furnishes our teachers with a vast database of approximately 17 million teaching notes, practice questions and learning resources to enable them to effectively tailor the teaching note for each student beforehand based on study plan.

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

Our OneSmart Teaching Bank contains over 11 million test questions, which are collected and are constantly updated by our in-house research team. As a useful supporting tool, this platform filters and compiles questions that are constantly answered with low accuracy rates. For each of these questions, we provide detailed analysis to help students decipher the weak link in knowledge covered by the question as well as the route of solutions to tackle similar questions. Our teachers target the students’ weak areas of academic knowledge to enhance problem-solving techniques and test skills through a combination of teaching tools including the one-on-one in-depth analysis and discussions, problem sets, and mock tests and thus efficiently improve academic performance.

●	Integrated offline-to-online services. Throughout the learning process, we offer our students integrated and comprehensive services. We provide offline-to-online targeted services for our students and their parents, including real-time communication, assistance and student advisory services from our dedicated team of study advisors and various extra-curricular activities.

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

●	iOneSmart Study Master and other apps. We seek to keep the parents updated of their children’s performance in each step of our education process. Through our proprietary mobile apps that underpin our teaching management function, such as iOneSmart Study Master and iHappyMath, we offer an interactive communication channel from which parents can review teachers’ teaching notes, receive reports on children’s academic performance and communicate to us their concerns and suggestions, which are generally responded to within 24 hours. iOneSmart Study Master also extends the tutoring dynamic between the teachers and students after class. Through scanning the bar codes assigned to the questions that students answered wrong, teachers can easily collect these questions via our apps and identify the student’s weak link in knowledge, and further customize the teaching notes. Our apps enable parents and students to access students’ records, including the results of PLI aptitude test, the test results throughout the learning process, and regular assessment and study reports.
●	Well-trained teachers. We have a dedicated teacher team. We recruit our teachers through a multi-step recruiting process and the teachers recruited undergo standardized and comprehensive training courses covering orientation and regular ongoing training at our “OneSmart University” teacher training center and “OneSmart Online Colleges” which are dedicated to the development and improvement of teachers’ professional skills in order to maintain our teaching quality. Our continuous on-the-job training keep our teachers abreast of our latest education content and our learning software and facilities.
●	Specifically designed study rooms or classrooms. Our students of OneSmart VIP programs typically take their classes in private study rooms at our learning centers. Each study room ensures the privacy and comfort of the teaching session while all the necessary and up-to-date teaching facility is equipped in the room. The classrooms for our premium young children education services are installed with multi-media technology tools, which create a relaxing, interactive, and interest-enhancing environment that stimulate the learning interest and knowledge absorption of the students.

Our Education Programs

As a leading premium K-12 after-school education service provider in China, we have built a comprehensive K-12 education platform that encompasses the following:

●	OneSmart VIP business. Premium tutoring services for exam preparation under “OneSmart VIP” brand, or OneSmart VIP programs, have been our core service offering. We provide classes covering all key academic subjects taught in primary and secondary schools in China to students between the third grade and the twelfth grade of the K-12 system in one-on-one and one-on-three teacher-to-student settings.
●	OneSmart Young Children Education Business. Our young children education business consist of two segments. (i) HappyMath. Our premium young children mathematics and Chinese training services are offered under the brand “HappyMath” and are typically designed in one-on-eight or one-on-ten teacher-to-student settings, focusing on interest cultivation and early development in the subjects of mathematics, Chinese, science and computer programming to students from early childhood to primary school. (ii) FasTrack English. Our premium young children English training services are offered under the brand “FasTrack English” and are typically designed in one-on-eight or one-on-ten teacher-to-student settings, focusing on STEM (science, technology, engineering and mathematics) and kids MBA English to students from early childhood to primary school.

●	OneSmart Online. We launched OneSmart Online in the fiscal year of 2020, which provides online courses to our existing student base from OneSmart VIP, HappyMath and FasTrack English programs and newly enrolled online students. OneSmart Online leverages latest education technologies and OMO technologies to offer compelling value proposition by bringing convenience, quality teacher, program flexibility and enhanced value to our students. OneSmart Online allows students to take classes during the weekday or on demand by offering live broadcasting programs through mobile applications. In 2020, we acquired certain technologies and partial businesses from Yimi Education Technology Inc., Shanghai Yousheng Education and Technology Co., Ltd. and Beijing Ruiyipeiyou Education and Technology Co., Ltd. We successfully integrated their advanced technologies to further improve OneSmart Online platform. The acquisitions added a key component to our premium online services. Their technology and development on big data analytics and artificial intelligence and advanced online courses helped create synergies with OneSmart Online to drive interactive smart learning and further improve learning experience.

The following table provides a list of our current main after-school tutoring program offerings:

				Primary School						Middle School			High School
Category	Brand	Subject	K	1	2	3	4	5	6	7	8	9	10	11	12
OneSmart VIP business	OneSmart VIP	All Key Subjects(1)	—	—	—	•	•	•	•	•	•	•	•	•	•
OneSmart Young Children Education	HappyMath	Mathematics and Chinese	•	•	•	•	•	•	•	—	—	—	—	—	—
	FasTrack	English Language	•	•	•	•	•	•	•	—	—	—	—	—	—
OneSmart Online(2)	OneSmart International Education	Subjects for International School	—	—	—	•	•	•	•	•	•	•	•	•	•
	Yimi Education	All Key Subjects	—	—	—	•	•	•	•	•	•	•	•	•	•
	OneSmart Online Young Children Education	Mathematics and Chinese; English Language	•	•	•	•	•	•	•	—	—	—	—	—	—

Note :

(1)	Including mathematics, English, Chinese, physics, chemistry, geography and history.
(2)	Including our online business only. The revenues from all the OMO classes are recognized under OneSmart VIP and OneSmart Young Children Education businesses.

OneSmart VIP Business

We have been providing premium after-school tutoring services under our “OneSmart VIP” brand in one-on-one and one-on-three teacher-to-student settings with a full spectrum of course offerings covering key academic subjects taught at Chinese primary and secondary schools, including mathematics, English, Chinese, physics, chemistry, geography and history. Students enrolled in our premium tutoring services are typically between the third grade and the twelfth grade of the K-12 system in China. The programs were conducted in 299 learning centers that we operated as of August 31, 2020 and we had over 94,579 average monthly enrollments in the premium tutoring services in the fiscal year of 2020.

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

OneSmart Young Children Education Business

In the fiscal year 2020, we combined HappyMath and FasTrack English into one business unit to enhance the sales effectiveness and management efficiency. Both of these two brands target young students from kindergarten to primary school.

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

In the fiscal years ended August 31, 2018, 2019 and 2020, the number of average monthly enrollments in our HappyMath program was 18,884, 27,024 and 27,569, respectively.

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

In the fiscal years ended August 31, 2020, the number of average monthly enrollments in our FasTrack English program reached 22,852.

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

Recent Program Initiatives

●	OneSmart Online. We launched OneSmart Online in the fiscal year of 2020, which provides online courses to our existing student base from OneSmart VIP, HappyMath and FasTrack English programs and newly enrolled online students. OneSmart Online is a critical part of our long-term strategy. OneSmart Online leverages latest education technologies and OMO technologies to offer compelling value proposition by bringing convenience, quality teacher, program flexibility and enhanced value to our students. OneSmart Online allows students to take classes during the weekday or on demand by offering live broadcasting programs through mobile applications. In 2020, we acquired certain technologies and partial businesses from Yimi Education Technology Inc., Shanghai Yousheng Education and Technology Co., Ltd. and Beijing Ruiyipeiyou Education and Technology Co., Ltd. We successfully integrated their advanced technologies to further improve OneSmart Online platform. The acquisitions added a key component to our premium online services. Their technology and development on big data analytics and artificial intelligence and advanced online courses helped create synergies with OneSmart Online to drive interactive smart learning and further improve learning experience.

OneSmart Online serves the core needs of students and parents to improve test scores by leveraging its customized approach to teaching based on student aptitude. This is a key differentiator from online big class format or other courses. The online K-12 after-school education industry is massive and online education is rapidly growing in popularity since the COVID-19 outbreak began. The pursuit of teaching efficiency required by parents will drive the continuous penetration of premium personalized online educational products going forward. Our goal is to establish OneSmart Online as the leading online-based premium education services platform to better serve the high-end demand through both online and offline channels. In the cities where we have both offline and online presence, we adopt same price for offline and online class and regard OneSmart Online business as a supplementary to our solid offline business in the form of “take-out” service. We believe that our online strategies will help us expand into lower tier cities in the long run.

●	Premium Services Enhancement. We have been constantly upgrading our premium services in various ways, aiming to improve customer satisfaction. We integrated our education programs with advanced education research products and proprietary technologies. In particular, our latest UPC 12.0 (Unique Personalized Coach), our proprietary teaching and service system, is able to upgrade curriculum database and analyze teaching and study effectiveness. We also integrated IDT 8.0 (Interest Driven Teaching), our latest proprietary HappyMath education system, with OMO technologies, artificial intelligence tools and smart devices to enhance student’ satisfaction. Furthermore, we integrated the PIER 5.0 (Positive Innovative English Reinforcement), our latest proprietary FasTrack English teaching methodology, with AI and 3D technologies to enhance student engagement and learning outcome.
●	Elite VIP 1-on-1 Services. We re-launched Elite VIP education services in early fiscal year of 2020 after its initial launch in early fiscal year of 2019 and subsequent suspension due to the outbreak of COVID-19. The new product is priced 80% higher than regular product of our OneSmart VIP business as an upgraded version supported by higher quality teachers and more premium services provided through new technologies, to address the consumption upgrade demand in tier-1 and major tier-2 cities. The Elite VIP program is designed for one-stop school admission planning. In the fiscal year of 2021, we expect to continue to roll out Elite VIP program.
●	HappyMath VIP Program. To adapt to the regulatory changes on school admission practices particularly in Shanghai, we launched Practical Math Program, or PMP, in September 2020 to address a broader market demand. The PMP is priced 50% higher than regular product of our HappyMath business. This VIP program is designed to enlighten young children’s early interest in math and to offer online study sessions for preview and review during weekdays.
●	FasTrack VIP Program. In September 2020, we launched a Kids MBA English program, which is priced 70% higher than regular product of our FasTrack English Program, provides upgraded content and services by leveraging new technologies. This VIP program is designed to broaden young children’s global vision.

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

Our Learning centers

We operated a network of 480 learning centers across 40 cities in China as of August 31, 2020.

We have a dedicated and experienced management team at our headquarters focusing on learning center expansion and site selection. We go through a comprehensive evaluation process for any expansion and new site selection, with joint efforts and contribution from our senior management, business development team and other administrative departments.

The layout and interior design of each learning center is determined by the type of programs offered in that center. Our classrooms at the learning centers are constructed with specific requirements tailored to the different programs. We emphasize the privacy of small-size study room for our premium tutoring services while ensuring that all the necessary teaching facilities are available in the room. Classrooms of our premium young children education services are installed with the multi-media technology tools and CCTVs for parental auditing. In addition to the teaching classrooms, most of our learning centers are equipped with rooms with different functions to meet the parents’ and students’ needs, including:

●	Consulting rooms: We offer consulting, course selection, registration and other advisory services in the consulting rooms.
●	Common study classrooms: Our students have free access to our common study classroom where they can prepare for courses before the classes or review and do their assignments after the classes. It also offers a venue for the students to interact with each other.

●	OneSmart Paradise: It is the leisure area available to students at most of learning centers for our premium tutoring services and premium young children education services. We offer various toys, facilities and activities with which students can make new friends and expand their network while playing the games and undertaking the activities together.
●	Resting areas: Parents can rest at our designated areas and wait for their children during class hours. Facilities like free wireless internet and vending machines are available.

We are mindful about the safety of our students at our learning centers and implement high safety standards in the design and construction process, and are compliant with local regulations on location choice and constructions. We strive to create an engaging learning environment for both parents and students while ensuring that teaching can be conducted safely and smoothly.

The director of each learning center is responsible for overall management, including student recruitment, staffing and teaching curriculum. All of our service functions have step-by-step procedures that are well-documented for our staff to follow.

Asides from the learning centers we operate, we also work with certain institutions through franchise arrangements to operate our program offerings and collect a franchise fee from them. As of August 31, 2020, there were 6 and 7 learning centers to which we grant franchise under franchise agreements with our OneSmart VIP business and Fastrack English business respectively, and we expect to keep the number of our franchise learning centers at a minimal level. For the fiscal year ended August 31, 2020, franchise fees contributed to an immaterial portion of our total net revenues. To optimize our geographic penetration and expansion in an asset light way, we may selectively enter into more franchise arrangements with third-party operators.

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

●	Systematic recruitment process. Approximately 40% of our teachers are recruited from specialized teachers’ colleges in China. We recruit our teachers through on-campus recruitment of teachers’ college graduates and, from time to time, through social channels. We aim to recruit high-caliber teachers through a multi-step recruitment process, including (i) application; (ii) screening; (iii) qualification tests; (iv) lecture auditions; and (v) interviews. During the recruitment process, we focus on the academic background, communication skills and classroom demeanor of these teacher candidates. We also target teacher candidates with energetic and positive personalities who can effectively connect with and motivate our students.
●	On-going training, evaluation and development. Training is a critical part of our daily operations and ensures that the quality of our education services is maintained at a high level. Before being certified as our full teachers, new teachers are required to undergo one month of comprehensive orientation and online and offline training at our OneSmart University and OneSmart Online College, where they familiarize themselves with One Smart Teaching Bank and improve their teaching skills. All of our full-time teachers are required to continue to participate in training programs on a regular basis so that they stay abreast of our latest education content and our learning software and facilities. Other teaching staff also undergo similar systematic online and offline training courses tailored to each individual’s position and specific responsibility.

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

●	Career advancement and continued education. We are committed to the career advancement and continuing education of our teachers. We provide both online and offline training in management skills to our selected teachers. Based on various key performance indicators such as overall teaching ranking, student reviews and refund rate, capable and experienced teachers also have the opportunity to be promoted to directors of our learning centers or our headquarters. As of August 31, 2020, more than 90% of the learning center directors were promoted internally within our OneSmart system.
●	Competitive compensation package. We believe that the compensation package we offer to our teaching staff, which is comprised of a fixed base salary and lecture bonus fees, is competitive in the market. Our competitive compensation and career development opportunity help ensure the stability of our teaching staff.

Our Students and Student Services

Students on OneSmart Platform. Over the years, we have maintained large and fast growing student enrollment. Our average monthly enrollments for the fiscal years ended August 31, 2018, 2019 and 2020, were 112,145, 158,346 and 170,995, respectively.

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

Student Services. We provide integrated and comprehensive services to our students and parents through our teachers and study advisors. After the in-class tutoring, our teachers will also make themselves available to answer questions and provide additional guidance on study materials during the scheduled free Q&A sessions if our students study at our learning centers after class.

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

Service Quality Assurance. We endeavor to maintain high service quality consistently at our learning centers. We require our teachers to utilize our OneSmart Teaching Bank and teach each class in accordance with our teaching guidance and course materials. We hold weekly meetings to discuss teaching plans and any special accidents or events in the previous week and all teachers and administrative staff are encouraged to join the weekly meetings. Our teachers will share teaching notes with the parents through our mobile app. Moreover, each of our advisors is in close contact with the students and parents through in-person, telephone and mobile app communication. We also provide online streaming of some of our classes and parents can observe the classroom performance of the students and teachers. We have a customer service center in our headquarters, the main functions of which include receiving enquiries, regularly following up on students and parents’ feedback to our education services and teachers, and addressing course-related issues. We also have a quality control team that supervises our customer service center.

Technology

We have built our technology platform and infrastructure relying primarily on proprietary software and systems.

●	OneSmart Teaching Bank. Our proprietary online teaching resources database contains approximately 17 million teaching notes and over 11 million test questions for OneSmart VIP programs. Our online teaching bank enables our teachers to gain access to the vast teaching resources and further develop and design customized teaching notes and selectively choose practice questions for each student based on their grade level, study habits, recent academic performance and academic goals. It also enables our teachers and research and development team to collaboratively design, develop and improve the curriculum and share know-how and useful teaching materials efficiently.
●	Teaching Service Management. Underpinning our teaching service management function are our mobile apps such as iOneSmart Study Master and iHappyMath app, which are accessed by our students and their parents for real-time progress tracking and interactions, study plan adjustment, homework assignment and class management. By creating a responsive communication channel between teachers and their students, iOneSmart Study Master also extends the tutoring dynamics between the teachers and students after class. Our technology platform allows for centralized cloud-based storage and analysis of data that we collect on our students, teachers and our curriculum, creating a virtuous feedback loop for continuous improvement of our student experience and sales and marketing effectiveness.
●	Operation Management. Our UPC operation management system is a unified enterprise resources planning and customer resources management system, which was developed by our in-house information technology team to build a set of operational and management information systems that outline protocols for and improve the efficiency of how we expand and operate our learning center network. The system integrates our business operations, including sales and marketing, daily operation, teaching and research management, teachers’ recruiting and training, key performance indicators tracking, operation statement generation, and contract management. The system scientifically schedules courses, matches teachers and students, and allocates students to classes. In the day-to-day operations of our established learning centers, the directors of the learning centers keep close track of a series of operating indicators. These metrics are submitted to and tracked through our systems by management in our headquarters on a daily basis, allowing for centralized administration of adjustments to local strategies.
●	Online-merge-offline (OMO) Technologies. Leveraging OMO technologies, we launched OneSmart Online in February 2020 that provides online courses to our existing student base from OneSmart VIP, HappyMath and FasTrack English programs and newly enrolled online students that allows students to take classes during the weekday or on demand by offering live broadcasting program through mobile application. We continued to enhance our OneSmart Online products and technologies including our latest online teaching platform Cloud Teaching System 6.0. The utilization of OMO technologies also helps to enhance customers services to both students and parents.

We have implemented performance monitoring for all of our web sites and apps to enable us to respond quickly to potential issues. Our web sites are hosted at our self-owned servers and facilities in Shanghai. The facility provides redundant utility systems and a backup electric generator. All servers have redundant power supplies and file systems to maximize system and data availability.

Our in-house information technology department has a team specialized in the maintenance, update and development of our technology platform. Our information technology team had 131 employees as of August 31, 2020.

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

Media Advertisement. We advertise through China’s leading search engines and internet portals. We also strategically place our advertisements in television channels and other traditional media at outdoor advertising venues that can attract the attention of our prospective students and parents, such as airports. Our course consultants distribute informational brochures, posters and flyers in the vicinity of our learning centers.

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

We had more than 1,000 registered trademarks including our brand and logo, more than 400 registered domain names, more than 400 copyright registration certificates and five patents as of August 31, 2020. Our copyrights include substantially all of our course content, course videos and materials, and online courses. Our registered domain names incorporate the Chinese spelling of the theme of the corresponding website. We set forth below our nine main registered domain names:

Domain Address	Main Purpose
http://www.onesmart.org/	Our main website
http://www.jingrui.cn/	Premium tutoring services
http://www.happymath.org/	HappyMath program
http://www.jiaxuehui.com/	OneSmart International Education
http://www.xhqcamp.com/zh-cn/	OneSmart Study Camp program
http://www.vipedu.com/	OneSmart International Education
https://www.jronline.com/	OneSmart Online services
https://www.uuabc.com/	Online premium young children English tutoring services
http://www.ftkenglish.com/	FasTrack English program

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

Competition

The private education industry in China is highly fragmented, competitive and rapidly developing. We face competition from national after-school education companies such as New Oriental, TAL, XueDa, ONLY, GSX Techedu and Koolearn in each major program we offer and each geographic market in which we operate.

We believe the principal competitive factors in our industry include the following:

●	brand recognition;
●	overall student experience;
●	price-to-value;
●	ability to effectively market programs and service to a broad base of prospective students; and
●	scope and quality of program and service offerings.

Our competitors may have greater access to financing and other resources, and a longer operating history than us. See “Item 3 Key Information—D. Risk Factors—Risks Related to Our Business—We face intense competition in our industry, which could lead to our premium pricing pressure, reduced operating margins, loss of market share, departure of qualified faculty and increased capital expenditures.”

Insurance and Safety

We endeavor to provide a safe environment for students at our learning centers. Security and safety protocols are set out in detail in our management guidance and in the handbook for our learning centers. Safety is an important factor in the evaluation scale we apply to the performance of our learning center directors.

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain public liability insurance to cover our liability for any injuries occur at our learning centers. We also maintain property insurance policies covering certain equipment and other property that are essential to our business operations.

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

Regulations Relating to Foreign Investment

Special Management Measures for Foreign Investment Access (Negative List) (2020)

Pursuant to the Encouraged Industry Catalogue for Foreign Investment (2019), issued by the National Development and Reform Commissions, or NDRC, and the MOFCOM on June 30, 2019, and the Special Management Measures for Foreign Investment Access (Negative List) (2020), or the Foreign Investment Measures, issued by the NDRC and the MOFCOM on June 23, 2020, pre-school education, high school education and higher education are restricted industries for foreign investors, foreign investors are only allowed to invest in pre-school education, high school education and higher education in Sino-foreign cooperative ways, and the Chinese party must play a major role in the cooperation, which means the learning center director or other chief executive officer of the schools must be a PRC national, and the representatives of the Chinese party must account for no less than half of the total members of the board of directors, the executive council or the joint administration committee of the Sino-foreign cooperative educational institution. In addition, according to the Foreign Investment Measures, foreign investors are prohibited from investing in compulsory education, namely primary school and middle school. To comply with PRC laws and regulations, we have relied on the VIE Contractual Arrangements to operate our after-school education services in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

On December 26, 2019, the State Council published the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides, among others, (i) an FIE’s investment within the territory of PRC is also subject to the Foreign Investment Law and the Implementation Rules of Foreign Investment Law; (ii) an FIE may, within five years following January 1, 2020, choose to amend its legal form or the corporate governance and complete amendment registration, or to keep its original legal form or the corporate governance; (iii) the provisions regarding the transfer of equity interests, distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an existing FIE may survive the Foreign Investment Law after such FIE amends its legal form or the corporate governance in accordance with relevant applicable laws.

According to Measures for Reporting of Information on Foreign Investment, promulgated by the MOFCOM and the State Administration for Market Regulation of the PRC, or SAMR, formerly known as the State Administration for Industry and Commerce on December 30, 2019 and became effective on January 1, 2020, foreign investors or foreign-invested enterprises shall submit their investment information to the competent commerce authorities through the enterprise registration system and the National Enterprise Credit Information Publicity System. Market regulators shall post the aforesaid investment information submitted by foreign investors and foreign-invested enterprises to competent commerce authorities in a timely manner. When submitting the initial report, a foreign investor shall submit the information including but not limited to basic enterprise information, the information on the investor and the actual controller thereof, and investment transaction information. Where any information in the initial report changes, a foreign-invested enterprise shall submit the report of changes through the enterprise registration system. Where a foreign investor or a foreign-invested enterprise fails to submit the investment information as required, and fails to resubmit or correct such information after being notified by the competent commerce authority, the competent commerce authority shall order it to make corrections within 20 business days; in case that it fails to make corrections within the specified period, the competent commerce authority shall impose a fine of not less than RMB100,000 but not more than RMB300,000, or a fine of RMB300,000 to RMB500,000 if other severe violations exist simultaneously.

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

On June 23, 2019, the Central Committee of the Communist Party of China and the State Council jointly promulgated the Opinions on Deepening the Education Reform and Comprehensively Improving the Quality of Compulsory Education, which emphasizes, among other issues, that schools providing compulsory education shall not admit students based on the results of any examination or competition, training scores, or any certificate, and shall not choose students based on interview or evaluation. The admission process of private schools providing compulsory education will be brought into a unified administration system and take place at the same time as that of public schools; and if the application exceeds the enrollment plan, applicants will be admitted randomly using computers. The above opinions also underline that it is prohibited for schools to replace the national curriculums with local or their specific curriculums, or to use uncertified textbooks, and schools providing compulsory education are not allowed to introduce overseas curriculums or use overseas textbooks. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to adequately and promptly respond to changes in examination systems, admission standards, testing materials and technologies in the PRC could render our courses and services less attractive to students.”

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

Under the 2013 Private Education Law and PE Implementation Rules, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the relevant regulations. The election to establish a private school requiring reasonable returns shall be made a part of the articles of association of the school, and the percentage of the school’s annual net balance that can be distributed as a reasonable return shall be determined by the school’s board of directors or other forms of decision-making bodies, taking into consideration the following factors: (i) school fee types and collection criteria, (ii) the ratio of the school’s expenses used for educational activities and improvement of educational conditions to the total fees collected, and (iii) admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns, and such information and the decision to distribute reasonable returns shall also be filed with the approval authorities within fifteen days from the decision made by the board. As of August 31, 2020, nine of 18 of our learning centers that are registered as schools have elected to require “reasonable returns” under the 2013 Private Education Law and PE Implementation Rules.

The 2013 Private Education Law provides that the regulations applicable to private training institutions registered with the SAMR, and its local counterparts shall be formulated by the State Council separately. However, as of the date of this annual report, no specific regulations on private training institutions registered with the SAMR and its local counterparts has been promulgated by the State Council.

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

Under the Amended Private Education Law, our learning centers that operate for profit are required to obtain an educational permit and a business license. We have worked closely with the local authorities in preparing filings and applying for education permits for these learning centers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to governmental policies, licensing and compliance requirements for operating our K-12 after-school education business.”

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

This regulation is applicable to our learning centers regardless of whether they were established before or after the promulgation of the Amended Private Education Law. Not-for-profit learning centers that meet the requirements under the Interim Administrative Regulations on the Registration of Private Non-enterprise Entities and other relevant regulations shall apply to the civil affairs department for registration as private non-enterprise entities. For-profit learning centers, on the other hand, shall apply to the industry and commerce department for registration in accordance with the jurisdictional provisions set out by the relevant laws and regulations.

We may be required to reclassify our learning centers that are registered as schools according to the above rules. As of August 31, 2020, 18 of our learning centers are registered as schools, among which two are located in Shanghai. We registered the two learning centers in Shanghai as not-for-profit schools in accordance with the local rules published in December 2017.

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

The division, merger, termination and other major changes involving for-profit private schools shall be subject to the approval of the boards of directors of the schools and subject to the approval and registration of the relevant government authorities. We may be required to reclassify our learning centers that are registered as schools according to the above rules.

Notice on Alleviating After-School Study Burden on Primary and Middle School Students and Imposing Special Administration on After-School Training Institutions

On February 13, 2018, General Office of the Ministry of Education, jointly with three other government authorities, promulgated the Notice on Alleviating After-School Study Burden on Primary and Middle School Students and Imposing Special Administration on After-School Training Institutions, or Alleviating After-School Burden Notice, which came into effect on the same date. Alleviating After-School Burden Notice aims to solve the issue of excessive adequate after-school study burden on primary and middle school students through inspection and rectification of after-school training institutions. Pursuant to the Alleviating After-School Burden Notice, after-school training institutions that are susceptible to potential safety risks are required to immediately suspend business for self-inspection and rectification; after-school training institutions that operate without adequate educational permits and/or business licenses must apply for relevant permits and licenses in accordance with the law. After-school training institutions must file with the local education administration and allow the public to learn about the classes, courses and other information relating to their curriculum. The Alleviating After-School Burden Notice, prohibits, among other things, after-school training institutions from increasing the difficulties of the content of the courses, accelerating the after-school training course content beyond students’ study level, emphasizing exam-oriented teaching methods, or hosting standard grade examinations and competitions among primary and middle school students. After-school training institutions that are not in compliance with the Alleviating After-School Burden Notice must complete all rectification before the end of 2018. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to governmental policies, licensing and compliance requirements for operating our K-12 after-school education business.”

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

Local Rules in Shanghai

In January 2011, the Standing Committee of the Shanghai People’s Congress promulgated Regulations of Shanghai Municipality on Promotion of Lifelong Education, or Shanghai Lifelong Education Regulations, to formally implement a classification management scheme on private training institutions in Shanghai. Shanghai Lifelong Education Regulations provides different requirements and procedures for establishment of nonprofit training institution and commercial training institutions. Specifically, with respect to establishment, Shanghai Lifelong Education Regulations stipulate that (i) to set up a nonprofit training institutions, the applicants must first apply to the relevant authorities in charge of education or human resources and social welfare for approval and register such institution as a public institution or private non-enterprise institution after obtaining an educational permit in accordance with the relevant regulations of the state, and (ii) to establish a commercial training institution, the applicants must apply with the local counterparts of the SAMR for business registration directly, and the local counterparts of the SAMR must then consult with authorities in charge of education or human resources and social welfare before it decides whether to approve the business registration.

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

Shanghai Licensing Measures provide that existing private training institutions must receive a new educational permit issued in accordance with these measures by December 31, 2019. To obtain such an educational permit, the training institutions must take various measures to comply with relevant laws and regulations, including amending their articles of association, improving their corporate governance structure and improving their education conditions. After obtaining the new educational permit, the private training institutions must also complete other relevant procedures as required by Shanghai Licensing Measures. As of August 31, 2020, we have established 165 learning centers which are private training institutions in Shanghai. For all of these learning centers, we have either obtained or are applying for the new educational permit as required by Shanghai Licensing Measures.

Furthermore, Shanghai Licensing Measures also provide the requirements and procedures for new private training institutions to obtain the educational permit. To set up a new learning center or private school in Shanghai, we need to follow the procedures in Shanghai Implementation Opinions and Shanghai Licensing Measures, including, but not limited to, applying for pre-approval of the school’s name, acquiring approval of the school’s pre-establishment and formal establishment, obtaining an educational permit issued by the local education bureaus and registering it as a legal entity with local administration for industry and commerce or local civil affairs departments.

Moreover, according to Shanghai Licensing Measures, we, as the sponsors of our private schools in Shanghai registered as private non-enterprise entities before November 7, 2016, must decide whether to register our schools as not-for-profit or for-profit private schools, make relevant changes to the school operations as required by Shanghai Licensing Measures, and submit the application for registration as a not-for-profit or for-profit private school before December 31, 2018. If we choose to register these schools as not-for-profit private schools, we must amend the articles of association and improve the corporate governance structure and internal management system before December 31, 2019. If we choose to register these schools as for-profit private schools, the schools must go through some procedures including, but not limited to, conducting financial settlement, defining the property right, paying relevant taxes and expenses and applying for renewal of registration before the end of 2020. As of August 31, 2020, all of our private schools in Shanghai are established before the enactment of Amended Private Education Law and are registered as private non-enterprise entities. We registered our two schools in Shanghai as not-for-profit private schools as required by the Shanghai Licensing Measures. On December 29, 2017, Shanghai Municipal Education Commission, Shanghai Administration for Industry and Commerce, Shanghai Municipal Human Resources and Social Security Bureau and Shanghai Civil Affairs Bureau jointly issued the Standards of the Establishment of Private Training Institutions in Shanghai Municipality, or the Shanghai Standards, the Administration Measures of Shanghai Municipality on For-profit Private Training Institutions, or Shanghai For-profit Institutions Measures, and the Administration Measures of Shanghai Municipality on Not-for-profit Private Training Institutions. We plan to open new learning centers as for-profit entities, which will be subject to the Shanghai Standards and the Shanghai For-profit Institutions Measures.

The Shanghai Standards and Shanghai For-profit Institutions Measures provide specific and stringent standards and requirements on the sponsors, name, articles of association, organizational structure, management system, teachers, investment, operation sites, facilities and equipment, training programs, teaching materials and sites of learning centers, for example, among others:

●	Teachers. Private training institutions must have structurally reasonable and adequate full-time and part-time teaching staff tailored to the training programs and course scales; teachers for school entrance exam courses and the relevant extended trainings must hold the corresponding qualifications; private training institutions must not employ or compensate a teacher who is concurrently employed by a primary or middle school;

●	Operation Sites. Residential buildings must not be used as operation sites and the term of lease shall not be less than two years since the application for the educational permit; the area coverage of the operation sites and for education uses shall meet certain specific requirements;
●	Competition. Private training institutions must not host competitions among primary school students in connection with school entrance exam and the relevant extended trainings subject to limited exceptions; and
●	Courses. Private training institutions providing school entrance exam courses and the relevant extended trainings to primary and middle school students must not increase the burdens of the students, enhance the difficulties of the content of the courses or accelerate the teaching progress inappropriately. Specially, the last class held for primary and middle school students must not pass 8:30 p.m.

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

Regulation on Education Fees

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

On August 17, 2020, MOE and other four departments jointly promulgated the Opinions on Further Strengthening and Regulating the Administration of Education Fees, or the Education Fees Opinions, which reiterate the previous provision that the fee level of for-profit private schools is open for market adjustment and can be determined by for-profit private schools at their own discretion, while the fee-collecting regulatory policies for non-profit private schools shall be formulated by the provincial governments. The Education Fees Opinions further clarify that private schools established prior to November 7, 2016 shall be regulated in the same way as non-profit private schools in terms of fee-collecting policies before they have completed the classification registration procedures. Besides the fee-collecting policies, the Education Fees Opinions also contain provisions regarding the management and use of education fees. The Education Fees Opinions require that all education fee revenue of a private school shall be deposited into a bank account filed with education authorities and be used mainly for education activities, the improvement of school conditions, faculty and staff’s compensation and the appropriation of development fund. The Education Fees Opinions propose to explore a special audit system for school education fees, in particular for non-profit private schools. The Education Fees Opinions underline that sponsors of non-profit private schools shall not obtain proceeds from schools’ operating profits, distribute the operating surplus or residual assets, or transfer operating profits through related-party transactions or related parties.

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

The Opinion on Healthy Development of Online Education Applications, issued by the MOE and seven other authorities on August 10, 2019, restated certain requirements on online education application providers: (1) online after-school tutoring institutions shall examine their foreign teachers’ teaching qualifications, education background and capability of their foreign teachers; (2) online education applications providers shall file information about themselves as well as their applications with education administration authorities at provincial level, and the MOE will promulgate detailed rules on the filling procedure and make such filing publicly available on certain official website(s); (3) online education applications providers whose applications mainly target juveniles shall limit the length of using time, specify age group of target users and strictly review the content of the applications, and collection of personal information of juveniles shall require the permission from the custodian of these juveniles; (4) online education application providers shall adopt data security systems covering the collection, storage, transfer, using and other respects of personal information, and shall set up a real-name verification system; (5) education authorities at provincial level shall set up negative lists with respect to the online education applications. On November 11, 2019, the General Office of MOE promulgated the Administrative Measures for the Filing of Educational Apps, which further provided the detailed implementation rules with respect to such filing requirements under the Opinion on Healthy Development of Online Education Applications.

On August 19, 2019 and October 8, 2019, separately, the Municipal Education Commissions of Tianjin and Beijing promulgated Rules of Tianjin Municipality for the Implementation of Online After-school Training Filing and Rules of Beijing Municipality for the Implementation of Online After-school Training Filing, providing specific administrative measures for institutions offering after-school training service only via internet to put on record. On February 24, 2020, the Shanghai Municipal Education Commission issued the Rules of Shanghai Municipality for the Implementation of Online After-school Training Filing.

Regulations Related to Internet Information Security and Privacy Protection

Pursuant to the PRC Cyber Security Law issued by the Standing Committee of the National People’s Congress of the PRC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology (or the MIIT), the Ministry of Public Security, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. On November 28, 2019, the National Internet Information Office, the MIIT, the Ministry of Public Security and the SAMR further jointly issued a notice to classify and identify illegal collection and use of personal information.

Regulations on Food Safety of Schools

Pursuant to the Food Safety Law of the PRC, which was amended on April 24, 2015 and December 29, 2018, schools should only order meals from off-site providers that have obtained the relevant food production licenses and should conduct regular inspections of the meals provided.

In accordance with the Regulation on Hygiene Administration of School Canteens and Collective Provision of Meals for Students, which was promulgated in 2002 and amended in December 2010, hygiene administration of school canteens and collective provision of meals for students should take precautions and follow the hygiene-related policies and instructions of relevant hygiene and education authorities. As of August 31, 2020, none of our learning centers that are registered as schools have school canteens for provision of meals to students.

Regulations on Franchise Businesses

On February 6, 2007, the State Council promulgated the Regulation on the Administration of Commercial Franchises, which became effective on May 1, 2007. This regulation requires that any enterprise engaging in trans-provincial franchise business shall register with the Ministry of Commerce, or the MOFCOM, and any enterprise engaging in franchise business within one province shall register with the provincial counterpart of the MOFCOM. On April 30, 2007, the MOFCOM promulgated the Administrative Measures for the Filing of Commercial Franchises, which was amended in 2011 and sets forth in detail the procedures and documents required for such filing, including, among other things, the franchise agreement entered into with the franchisee, the franchise market plan and trademarks and patents relating to the franchise. We are required to file the status of all franchise with the Ministry of Commerce system on a yearly basis, the failure of which may subject us to an order of rectification and a fine up to RMB50,000. As of the date of this annual report, we have filed all franchise agreements in accordance with the applicable laws and regulations and as required by the MOFCOM. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks associated with our franchise learning centers.”

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

Trademark

Pursuant to the Trademark Law of the PRC (amended in 2013), the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc. On April 23, 2019, the NPC Standing Committee promulgated the latest amendment of PRC Trademark Law, which came into effect on November 1, 2019. Compared to the currently effective Trademark Law, the latest amendment of Trademark Law additionally provides that, among other things, (i) an application for registration of a malicious trademark not for use shall be rejected, (ii) those who apply for trademark registration maliciously shall be given administrative penalties of warning or fines according to the circumstances; and (iii) those who file trademark lawsuits maliciously shall be punished by the people's court according to applicable laws.

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

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated and became effective on April 3, 1999, and was amended on March 24, 2002 and March 24, 2019, housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which became effective on June 1, 2015, and partially invalid according to the Circular on Repeating and Invalidating Five Normative Documents Concerning Administration of Foreign Exchange and Some Articles of Seven Normative Documents Concerning Administration of Foreign Exchange promulgated by the SAFE on December 30, 2019. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

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

We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

The chart below summarizes our corporate legal structure and identifies our significant subsidiaries and other entities that are material to our business as of the date of this annual report:

OneSmart International Education Group Limited (Cayman Islands)
100%
OneSmart Edu Inc. (British Virgin Islands)
Brilight Limited
4.93%
Blue Lake Capital Fund II, L.P.
5.07%
90%
OneSmart Online Edu Inc. (Cayman Islands)
100%
OneSmart Edu (HK) Limited (Hong Kong)
100%
OneSmart Great Edu (HK) Limited (Hong Kong)
100%
Yimi Education Technology Inc. (Cayman Islands)
100%
Yimi Education Technology (HK) Limited (Hong Kong)
Offshore
Onshore
100%
Yimi Education Technology (Shanghai) Co., Ltd.
100%
Shanghai Jingerrui Education Technology Co., Ltd.
100%
Shanghai One Smart Information and Technology Co., Ltd
100%
Shanghai Jing Xue Rui Information and Technology Co., Ltd.
100%
Shanghai One Smart Business Consulting Co., Ltd.
Xiangyuan (Shanghai) Education Technology Co., Ltd. ("Xiangyuan")[7]
Mr. Xi Zheng
28.9%
Shanghai Jingrui Education Technology Group
71.1%
(1)
Shanghai OneSmart Education and Training Co., Ltd. ("Shanghai OneSmart")
Shanghai Rui Si Education and Training Co., Ltd. ("Rui Si")
(2)
62%
Mr. Xi Zhang
Shanghai Jingrui Education Technology Group
38%
Sponsorship interest
Four schools[5]
77 subsidiaries[4]
100%
Shanghai Jing Yu Investment Co., Ltd
27 subsidiaries[3]
Sponsorship interest
One school
Sponsorship interest
Nine schools
84 subsidiaries[6]
100%
Hangzhou OneSmart Education Information Consulting Co., Ltd
Equity interest
Contractual arrangements

Notes:

(1)	Mr. Xi Zhang and his wholly owned company collectively and directly hold 100% equity interests in Shanghai OneSmart.
(2)	Mr. Xi Zhang and his wholly owned company collectively and directly hold 100% equity interests in Rui Si.
(3)	Including East Shanghai Foreign Language School, a domestic school for compulsory education, in which we hold an 80% equity interests.
(4)	Including 64 subsidiaries in which we have a majority interest and 13 subsidiaries in which we have 100% equity interests.
(5)	Including 22 subsidiaries in which we have a majority interest and five subsidiaries in which we have 100% equity interests.
(6)	Including 29 subsidiaries in which we have a majority interest in and 55 subsidiaries in which we have 100% equity interests.
(7)	Shanghai Jingrui Education Technology Group and Shanghai OneSmart Education Investment Co., Ltd. hold 90% and 10% equity interests in Xiangyuan, respectively.

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

In the opinion of King & Wood Mallesons, our PRC counsel:

●	the ownership structures of the WFOE, Shanghai OneSmart and Rui Si are not in violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among the WFOE, Shanghai OneSmart and Rui Si, and the shareholders of Shanghai OneSmart and Rui Si governed by PRC laws are valid, binding and enforceable under PRC laws, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

Contractual Arrangements with Xiangyuan and its shareholders

The following is a summary of the contractual arrangements with Xiangyuan and its shareholders.

Agreements that provide us with effective control over Xiangyuan

Equity Pledge Agreement. On February 1, 2020, Yimi Shanghai, Xiangyuan and its shareholders entered into an equity pledge agreement. Pursuant to the equity pledge agreement, those shareholders should pledge 100% equity interests in Xiangyuan to Yimi Shanghai to guarantee the performance by Xiangyuan and its shareholders of their obligations under the exclusive purchase right agreement, the exclusive business cooperation agreement and this agreement as well as the payment of the service fee, their respective interests and any loss incurred by events of default defined therein. If events of default defined therein occurs, upon giving written notice to Yimi Shanghai, as pledgee, Yimi Shanghai will have the right to dispose of the pledged equity interests in Xiangyuan and priority in receiving the proceeds from such disposal. Xiangyuan and its shareholders agree that, without Yimi Shanghai’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. Upon acquisition of Yimi, we have not completed registering the equity pledge with the relevant office of Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Agreement that allows us to receive economic benefits from Xiangyuan

Exclusive Business Cooperation Agreement. On February 1, 2020, Yimi Shanghai and Xiangyuan entered into an exclusive business cooperation agreement. Pursuant to the exclusive business cooperation agreement, Yimi Shanghai or its designated person has the exclusive right to provide Xiangyuan with technology, software and other services. Without prior written consent of Yimi Shanghai, Xiangyuan may not accept any services subject to this agreement from any third party. Yimi Shanghai has the right to determine the service fee to be charged to Shanghai OneSmart under this agreement by considering, among other things, the operation status of Xiangyuan and the complexity and difficulty of the services provided. Yimi Shanghai will have the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. Unless earlier terminated in accordance with the provisions of this agreement or relevant agreements separately executed between Yimi Shanghai and Xiangyuan, the term of this Agreement shall be 30 years.

Agreement that provides us with the option to purchase the equity interests in Xiangyuan

Exclusive Purchase Right Agreement. On February 1, 2020, Yimi Shanghai, Xiangyuan and its shareholders entered into an exclusive purchase right agreement. Pursuant to the exclusive purchase right agreement, the shareholders of Xiangyuan irrevocably and unconditionally granted Yimi Shanghai or any third party designated by Yimi Shanghai an exclusive option to purchase all or part of the equity interests of Xiangyuan at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that, without prior written consent of the Yimi Shanghai, they will neither create any pledge or encumbrance on their equity interests of Xiangyuan, nor approve any transfer or disposal of their equity interests or assets to any person other than Yimi Shanghai or its designated third party.

In the opinion of King & Wood Mallesons, our PRC counsel:

●	the ownership structures of Yimi Shanghai and Xiangyuan are not in violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among Yimi Shanghai, Xiangyuan and its shareholders governed by PRC laws are valid, binding and enforceable under PRC laws, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

The contractual arrangements with respect to Shanghai OneSmart, Rui Si and Xiangyuan enable us to (i) exercise effective control over Shanghai OneSmart, Rui Si and Xiangyuan; (ii) receive substantially all of the economic benefits of Shanghai OneSmart, Rui Si and Xiangyuan in consideration for the technical and consulting services provided by the WFOE and Yimi Shanghai; and (iii) have an exclusive option to purchase all of the equity interests in Shanghai OneSmart, Rui Si and Xiangyuan when and to the extent permitted under PRC laws and regulations. We also agree to provide unlimited financial support for the VIEs’ operations. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanghai OneSmart, Rui Si and Xiangyuan, and we treat them as our VIEs, under the U.S. GAAP. We have consolidated the financial results of Shanghai OneSmart, Rui Si and Xiangyuan and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Due to the PRC legal restrictions on foreign ownership and investment in the education business, OneSmart Education has relied on these contractual arrangements to conduct a significant part of its operations in China.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our education business do not comply with PRC government restrictions on foreign investment, we may be required to unwind such agreements and/or dispose of such business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If the PRC government finds that the agreements that establish the structure for our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.          Property, Plant and Equipment

Our headquarters is located in Shanghai, China. As of August 31, 2020, we had learning centers in Shanghai and 39 other cities in China. We lease our headquarters, which occupies approximately 6,888 square meters under a lease which expires in March 2025. We also lease all of our learning centers and service centers, which occupy an aggregate of approximately 300,977 square meters in 40 cities in China. The majority of lease agreements for our Shanghai learning centers have durations of 5 years. For most of our learning centers, we pay annual rental fees. The rental payments for our learning centers are either set at a fixed rate during the entire rental period or increased every other year based on a preset rate. We plan to secure additional sites for learning centers to carry out our future expansion generally through leases rather than purchases. For more details, see “Item 4. Information on the Company—B. Business Overview—Our Learning centers.”

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

A.          Operating Results

Overview

We generate our revenue primarily from tuition fees from our premium tutoring services for exam preparation under the brand of “OneSmart VIP,” premium young children education services under the brand of “HappyMath” and “FasTrack English,” and online business. As of August 31, 2020, we operated a nationwide network of 480 learning centers across 40 cities in China. Our average monthly enrollments for the fiscal years ended August 31, 2018, 2019 and 2020 were 112,145, 158,346 and 170,995, respectively. The total number of class units consumed in the fiscal years ended August 31, 2018, 2019 and 2020 were 15,497,057, 22,201,806 and 20,089,538, respectively. We have experienced substantial revenue growth historically. Our net revenues increased from RMB2.9 billion in the fiscal year of 2018 to RMB4.0 billion in the fiscal year of 2019, and decreased to RMB3.4 billion (US$502.2 million) in the fiscal year of 2020 primarily due to the outbreak of COVID-19 which caused shutdown of all or some of our learning centers for a certain period of time. We recorded net income of RMB214.5 million and RMB166.2 million in the fiscal years of 2018 and 2019 and net loss of RMB768.6 million (US$112.3 million) in the fiscal year of 2020, respectively.

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

At the same time, our results are subject to changes and uncertainties in the regulatory regime applicable to the education industry in China. The PRC government regulates various aspects of our business and operations, including the qualification and licensing requirements for entities that provide education services, standards for the operations of learning centers and foreign investments in the education industry. See “Item 3. Key Information—D. Risk Factors” and “Item 4. Information on The Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC” for more information.

While our business is influenced by factors affecting the K-12 after-school education services industry in China generally, we believe our results of operations are more directly affected by company-specific factors, including the following major factors:

Impact of COVID-19

The outbreak of COVID-19 pandemic around the globe has had and is expected to continue to have an impact on our operations and financial performance. As of the date of this annual report, COVID-19 is still spreading in communities in some parts of the world. The severity of the outbreak has resulted in the temporary closure of schools, learning centers, and many corporate offices across China. In such unusual circumstances, our offline business has been significantly affected due to the temporary closure of our learning centers as mandatorily required by the PRC government. All of our offline learning centers were temporally closed since January 2020 following government’s measures against COVID-19. Because substantially all of our operations are conducted in China and our students had to remain home for a number of months, the outbreak of COVID-19 has caused a disruption to our business.

Despite the impact by the outbreak of COVID-19, we were able to maintain our revenues at substantially the same level as compared to last year. As a result of the decrease of the student attendance to class in our programs, our net revenues decreased by 13.9% from RMB4.0 billion in the fiscal year 2019 to RMB3.4 billion (US$502.2 million) in the fiscal year 2020. Our historical investments and technology development in the online space enabled us to respond promptly to the unprecedented COVID-19 situation. Supported by OneSmart Online, we successfully migrated the majority of our existing students and attracted a large number of new students to our online platform while maintaining high levels of customer satisfaction. The COVID-19 pandemic did not result in decreased student enrollments, on the contrary, our average monthly enrollments increased from 158,346 for the fiscal year ended August 31, 2019 to 170,995 for the fiscal year ended August 31, 2020.

The COVID-19 outbreak may continue to affect our business operations and its financial condition and operating results for the fiscal year 2021, including but not limited to negative impact to our total revenues, fair value adjustments or impairment to our long term investments.

Student Enrollment

Our revenues are primarily generated from tuition fees from students enrolled in our education programs, which is directly driven by the number of student enrollments. The growth of our enrollments in turn is affected by a mix of factors including the number of our learning centers, the number and variety of our programs and service offerings and our reputation.

In recent years, growth in student enrollment has been, to a substantial extent, driven by the ramp up of our existing learning centers and the expansion of our service network. The number of learning centers within our nationwide network has grown from 432 as of August 31, 2019 to 480 as of August 31, 2020, covering 40 cities throughout China. We plan to open additional learning centers in these existing cities and explore opportunities to open learning centers in other targeted geographic markets in China in order to continue to attract new student enrollments.

In addition, our portfolio of program offerings is also an important driving force for student enrollments. We established our trusted brand through our premium tutoring services covering all key academic subjects taught in public schools at levels between the fourth grade in primary school and the twelfth grade in high school of the K-12 system in China. We subsequently added premium young children education services focusing on interest cultivation and early development, through which, we have successfully extended our services to younger children in kindergarten and primary schools. Throughout years of rapid growth, HappyMath has become one of the most renowned education brands in the young children mathematics tutoring market in China. By acquiring “FasTrack English,” we have been successfully expanding our service offering into premium young children English tutoring. We acquired Tianjin Huaying Education Co., Ltd. in September 2018, which primarily provides classes with a class size of up to 25 students and has major presence in Tianjin, aiming at mass market and further penetrating into Northern China. Leveraging OMO technologies, we launched OneSmart Online that provides online courses to our existing student base from OneSmart VIP, HappyMath and FasTrack English and newly enrolled online students. Our portfolio of program offerings helps us to retain our existing students and attract new students and provides us with greater cross-selling opportunities.

Ability to Increase Revenue per Student

We primarily charge students based on the fee rate per class unit and the total number of class units taken by students. Our results of operations are affected by our ability to increase revenue per student, which is primarily affected by the pricing of our education programs and the class unit consumption speed of our students:

●	Pricing. Our ability to maintain and increase the pricing of our education programs is an important factor that affects our revenue. We determine the fee rate per class unit for our classes based on a number of factors, primarily the type of education programs with different class formats and sizes, overall demand for our program offerings, cost of our services, the geographic markets where the programs are offered, and the fees charged by our competitors for the same or similar programs. We maintained our average fee rate per class unit for our premium tutoring services at RMB195.1, RMB199.0 and RMB198.4, and our average fee rate per class unit for our premium young children education services at RMB134.0, RMB136.1 and RMB118.1, in the fiscal year of 2018, 2019 and 2020, respectively. Under favorable conditions and supply situation in the K-12 after-school education market, we may seek to further raise the fee rate of our education programs gradually.
●	Class Unit Consumption. After a student signs the service contract for after-school education programs and purchases a fixed amount of class units, he or she will be deemed to have enrolled with us. The pre-paid class units are consumed when the student takes classes and tuition revenue is recognized proportionally as the classes are delivered. Our ability to encourage our students to consume class units more frequently, directly affects our recognized revenue, and this ability is highly dependent upon the number and varieties of our programs and service offerings and our cross-selling efforts. Refunds for any remaining unconsumed class units do not affect our reported revenue as the tuition fees for refunded class units have not yet been recognized as revenue, but may have an adverse effect on our cash flow for the periods in which a significant amount of refunds are made. In general, with our approval, the student may use the unconsumed class units on certain programs or subjects that are different from the ones originally registered for at the time of purchase.

Operating Efficiency

Our ability to manage operating costs and expenses directly affects our profitability.

Our cost of revenues primarily consists of compensation to our teachers and study advisors and the rental costs associated with the headcounts of the teachers and study advisors. We offer competitive compensation to our teachers in order to attract and retain these talents. The number of our teachers decreased from 7,501 as of August 31, 2019 to 6,598 as of August 31, 2020 with operating efficiency of our learning centers and program offerings. The rental payments increased in absolute amounts during the same periods due to our learning center expansion. Costs related to our teachers and study advisors have a direct impact on our gross margin. Our ability to drive the productivity of our teachers and study advisors affects our profitability. The ratio of the number of our students to the number of our teachers and study advisors for a mix of program offerings has an impact on our margins, with higher student-to-teacher ratios generally representing higher margins. In general, our HappyMath and FasTrack English programs are conducted in larger classes, and therefore typically yield higher gross margin without the impact of COVID-19.

Our operating expenses consist of sales and marketing expenses, and general and administrative expenses. Due to our efforts for compliance with regulatory standards, investments in research and development and the expansion in the coverage of our learning center, our operating expenses as a percentage of net revenues decreased from 42.6% for the fiscal year 2018 to 42.4% for the fiscal year 2019 and further increased to 47.5% for the fiscal year 2020.

Our planned expansion of learning center network and program offerings may result in substantial demands on our management, operational, technological, financial and other resources. To manage and support our growth, we must enhance our operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel at each individual learning center as well as other administrative and sales and marketing personnel, particularly as we grow outside of our existing markets. If we cannot achieve these operational improvements, our financial condition and results of operations may be materially adversely affected.

Seasonality

Our results of operations are also affected by seasonal factors. Our revenues are typically relatively higher in the third and fourth fiscal quarters, because our learning centers generally have the largest numbers of enrollments and class units delivered for our premium programs in these quarters, when most primary and secondary school students prepare for their final exams in the spring semester and, particularly, when ninth- and twelfth-grade students are about to take high school and college entrance exams in China. On the other hand, our costs and expenses are generally not significantly affected by seasonal factors, as a significant portion of such costs and expenses are fixed throughout a fiscal year. We expect this seasonal pattern of our results of operations to continue, although the impact of seasonal factors may not be as prominent in all periods as other factors due to our rapid business expansion.

Key Components of Results of Operations

Net Revenues

On September 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of September 1, 2018. Results for the year ended August 31, 2019 and 2020 are presented under Topic 606, while revenues for the years ended August 31, 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition (“Topic 605”). Based on our assessment, the adoption of ASC 606 did not have any material impact on our consolidated financial statements.

We currently derive substantially all of our net revenues from tuition for OneSmart VIP business (including our premium tutoring programs for exam preparation and other language and culture programs), OneSmart Young Children Education business (including HappyMath programs and FasTrack English programs) and OneSmart Online, which collectively accounted for 99.5%, 97.0% and 96.8% of the total revenues, for the fiscal years ended August 31, 2018, 2019 and 2020, respectively. The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended August 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
OneSmart VIP business	2,416,217	84.4	3,167,525	79.3	2,625,179	383,383	76.3
OneSmart Young Children Education business	432,160	15.1	706,672	17.7	599,414	87,539	17.4
OneSmart Online	—	—	—	—	103,848	15,166	3.1
Other	14,315	0.5	119,676	3.0	110,440	16,129	3.2
Total net revenues	2,862,692	100.0	3,993,873	100.0	3,438,881	502,217	100.0

We collect tuition fees in advance of commencement of our service, which we initially record as prepayments and revenues are recognized proportionately as classes are delivered. Our net revenues from OneSmart VIP business and FasTrack English also include franchise fees we collected from certain institutions with whom we operate our program offerings through franchise arrangements. For each of the fiscal years ended August 31, 2018, 2019 and 2020, net revenues from all the franchise fees contributed to an immaterial portion of our total net revenues, respectively. As of August 31, 2020, there were 13 franchise learning centers, and we expect to keep the number of our franchise learning centers at a minimal level.

We also generate other revenues from the tuitions generated by East Shanghai Foreign Language School, a domestic school for compulsory education in which we hold 80% equity interests.

Cost of Revenues

Our cost of revenues primarily includes (i) compensation to teachers and study advisors, including salaries, performance-based bonus and other benefits, (ii) rental cost related to the teaching and service functions, and to a lesser extent, (iii) depreciation and amortization in relation to renovation costs of our learning centers, and (iv) other costs, mainly including office supplies for the teaching activities. As we further expand our learning centers, we expect our total cost of revenues to grow in line with our expansions as we open more learning centers, enrich program offerings and comply with the regulatory standards. The table below sets forth a breakdown of our cost of revenues for the periods indicated, both in absolute amount and as a percentage of our revenues:

	Year Ended August 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues
Staff costs	(874,543)	(30.5)	(1,240,740)	(31.1)	(1,240,871)	(181,218)	(36.1)
Rental costs	(283,970)	(9.9)	(442,175)	(11.1)	(488,592)	(71,354)	(14.2)
Depreciation and amortization	(85,575)	(3.0)	(145,691)	(3.6)	(204,598)	(29,880)	(5.9)
Other costs	(169,002)	(6.0)	(243,461)	(6.1)	(235,678)	(34,418)	(6.9)
Total cost of revenues	(1,413,090)	(49.4)	(2,072,067)	(51.9)	(2,169,739)	(316,870)	(63.1)

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of (i) compensation to selling personnel, including the salaries, performance-based bonus and share-based and other benefits, (ii) advertising, marketing and brand promotion expenses, (iii) rental costs for the leases related to the sales and marketing function, and (iv) office supplies in relation to the selling and marketing activities. Our selling and marketing expenses as a percentage of revenues were 20.6%, 20.5% and 23.9% for the fiscal years of 2018, 2019 and 2020, respectively. Our selling and marketing expenses as a percentage of revenues increased from 2018 to 2020 as a result of our increased sales and marketing activities to support new students enrollment growth and adoption of more effective sales and marketing channels. We expect that our selling and marketing expenses will continue to increase in absolute amounts as we continue to market our brands and services and further penetrate into the cities that we operate in.

General and Administrative Expenses

Our general and administrative expenses mainly consist of (i) compensation to our learning center directors, management at our headquarters, administrative and R&D personnel, including base salaries, performance-based bonuses and share-based and other benefits, (ii) rental costs for the leases related to the general and administrative function, (iii) office expenses in relation to the general and administrative activities, and (iv) professional service expense and others. We expect that our general and administrative expenses will increase in absolute amounts in the foreseeable future as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations, in particular in connection with our technology development and online education initiatives and other new program offerings, the compliance with the new regulatory standards, the enhancement of our internal controls and the provisions of share-based compensation and as well as other expenses for becoming and being a public company.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our revenues, for the periods presented.

	Year Ended August 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Selling and marketing expenses	(590,589)	(20.6)	(816,658)	(20.5)	(820,883)	(119,882)	(23.9)
General and administrative expenses	(629,596)	(22.0)	(876,609)	(21.9)	(810,936)	(118,430)	(23.6)
Total operating expenses	(1,220,185)	(42.6)	(1,693,267)	(42.4)	(1,631,819)	(238,312)	(47.5)

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

Hong Kong

OneSmart HK, OneSmart Great Edu (HK) Limited and Yimi HK, our subsidiaries in Hong Kong, are subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made as it has no assessable income for the fiscal years ended August 31, 2018, 2019 and 2020.

PRC

Generally, our PRC subsidiaries, our VIEs and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. In accordance with the PRC Enterprise Income Tax Law, dividends, which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding income tax. The WFOE meets the requirements of “high and new technology enterprise,” or HNTE, and could enjoy the preferential tax rate of 15%. The WFOE obtained the HNTE certificate on October 23, 2017 and was subject to an enterprise income tax rate of 15% from calendar years 2018 through 2020.

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

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. In addition, foreign investment in private institutions providing compulsory education are prohibited and foreign investment in private institutions providing pre-school, high school or higher education are restricted to Sino-foreign cooperation with the Chinese side playing the major role. Our offshore holding companies are not educational institutions and do not provide educational services outside China. To comply with PRC laws and regulations, we conduct all of our business in China through our VIEs. In addition, our VIEs and its subsidiaries hold leases and other assets necessary to operate our learning centers, and generate substantially all of our revenues. Despite the lack of technical majority ownership, we have effective control of our VIEs through a series of contractual arrangements, and a parent-subsidiary relationship exists between us and our VIEs. The equity interests of our VIEs are legally held by PRC individuals, or the nominee shareholders. Through the contractual arrangements, the nominee shareholders of our VIEs effectively assigned all their voting rights underlying their equity interests in our VIEs to us, and therefore, we have the power to direct the activities of our VIEs that most significantly impact its economic performance. We also have the right to receive economic benefits and the obligations to absorb losses from our VIEs that potentially could be significant to our VIEs. Based on the above, we consolidate our VIEs in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

For more information on consolidation of our VIEs, see Note 1 to our audited consolidated financial statements appearing elsewhere in this annual report.

Revenue recognition

On September 1, 2018, we adopted ASC Topic 606, Revenue from Contracts with Customers, or Topic 606, applying the modified retrospective method to all contracts that were not completed as of September 1, 2018. Results for the year ended August 31, 2019 and 2020 are presented under Topic 606, while revenues for the years ended August 31, 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition, or Topic 605.

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

We generate revenues primarily through tuition fees from personalized and small class premium tutoring services with individual students in the PRC. In addition, we generate revenues from other services such as franchise, licensing, study tours and management services. The following table presents our revenues disaggregated by revenue sources for the year ended August 31, 2020.

	Personalized and small
Disaggregation of net	class premium tutoring
revenues	services	Others	Total
OneSmart VIP	2,616,057	9,122	2,625,179
OneSmart Young Children Education	593,651	5,763	599,414
OneSmart Online	103,848	—	103,848
Tianjin Huaying and Hu Dong	110,440	—	110,440
	3,423,996	14,885	3,438,881

Primary sources of our revenues are as follows:

(1)	Personalized premium tutoring services is referring to OneSmart VIP one-on-one and one-on-three tutoring services. Small class premium tutoring services primarily consist of HappyMath, FasTrack, and other after-school small classes tutoring. We launched OneSmart Online in February, 2020 as a complementary to offline business, which provided online courses to the existing student base from OneSmart VIP, HappyMath and FasTrack English programs through its online platform. OneSmart Online also integrated the online tutoring business of Shanghai Yimi after the acquisition. Each contract of personalized premium service and small class tutoring service is accounted for as a single performance obligation which is satisfied proportionately over the stated service period. Tuition fees are generally collected in advance and are initially recorded as prepayments from customers. Tuition revenues are recognized proportionately as the tutoring sessions are delivered.

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

Our contract assets consisted of accounts receivable for other services. The balance of contract assets amounted to RMB38.9 million and nil as of August 31, 2019 and August 31, 2020, respectively. Our contract liabilities mainly consisted of prepayments from customers, with a balance of RMB2,170.8 million and RMB2,547.5 million (US$372.0 million) as of August 31, 2019 and August 31, 2020, respectively. A majority of contract liabilities at the beginning of the year ended August 31, 2020 were recognized as revenues during the year ended August 31, 2020 and a majority of contract liabilities as of August 31, 2020 are expected to be realized in the following year. The difference between the opening and closing balances of our contract liabilities primarily results from the timing difference between our satisfaction of performance obligation and the customer’s payment.

Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the tutoring sessions. The refund liability estimation is based on historical refund ratio on a portfolio basis using the most likely amount method. As of August 31, 2019 and 2020, refund liability amounted to RMB232.4 million and RMB333.0 million (US$48.6 million), respectively, is recorded in prepayments from customers.

Leases

We adopted ASU No. 2016-02, Leases (Topic 842), or ASC 842, from September 1, 2019 by using the modified retrospective method and did not restate the comparable periods. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. We also elected the short-term lease exemption for all contracts with lease terms of 12 months or less. We have lease agreements with lease and non-lease components, which are generally accounted for separately.

We determine if an arrangement is a lease or contains a lease at lease inception. For operating leases, we recognize a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of our leases do not provide an implicit rate, we estimate our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The ROU assets also include any lease payments made, net of lease incentives. Lease expense is recorded on a straight-line basis over the lease term. Our leases often include options to extend and lease terms include such extended terms when we are reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when we are reasonably certain not to exercise those options.

Upon adoption, we recognized ROU assets of RMB1,632.2 million and total lease liabilities (including current and non-current) RMB1,550.9 million for operating leases, based on the present value of the remaining minimum rental payments under existing operating leases. The difference between the lease liabilities and ROU assets represented the prepaid rent balances of RMB81.4 million. The impact of adopting ASC 842 on our opening retained earnings, current year net income and current year cash flow was insignificant. As of August 31, 2020, we recognized operating lease ROU assets of RMB1,481.2 million (US$216.3 million) and total lease liabilities RMB1,412.2 million (US$206.2 million), including current portion of RMB483.1 million (US$70.5 million) for operating leases.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes, or ASC 740. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of income as income tax expense.

Business combination

We account for our business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations, or ASC 805. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the businesses acquired, the difference is recognized directly in earnings.

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

Goodwill

We assess goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill, or ASC 350-20, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

We determined that we have five reporting units. Goodwill was allocated to three, four and five reporting units as of August 31, 2018, 2019 and 2020, respectively. We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

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

We adopted ASC Topic 321, Investments–Equity Securities, or ASC 321, from September 1, 2018. Pursuant to ASC 321, for equity securities measured at fair value with changes in fair value record in earnings, we do not assess whether those investments are impaired. For those equity securities that we select to use the measurement alternative, we use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. We make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we have to estimate the investment’s fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”). If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Investments in equity investees represent investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall, or ASC 323-10. Under the equity method, we initially record our investment at cost and prospectively recognize our proportionate share of each equity investee’s net profit or loss into its consolidated statements of income. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. We evaluate our equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investment is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.

Investment in debt securities accounted for at fair value with original maturities of greater than twelve months are classified as long-term investments. As investment in debt securities classified as available for sale in accordance with ASC 320 are reported at fair value. Any unrealized gains and losses on available-for-sale investments are included in other comprehensive income. Interest income are recognized in earnings. When a decline in value is determined to be other-than-temporary, the impairment loss on the long-term available-for-sale investments would be recognized in the consolidated statements of comprehensive income.

In 2019 and 2020, we evaluated our investments, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, its intent and ability to hold the investment and the invested companies’ financial performance and near-term prospects. Based on the evaluation, we recorded impairment loss of nil, RMB10.0 million and RMB161.6 million (US$23.6 million) for the years ended August 31, 2018, 2019 and 2020, respectively.

Measurement of Share-based Compensation

Amended and Restated 2015 Plan

In connection with the Reorganization on September 17, 2017, we adopted the Amended and Restated 2015 Plan to replace the 2015 Plan which was cancelled concurrently. Under the Amended and Restated 2015 Plan, the board of directors is authorized to grant share options or other equity incentives to employees, directors or consultants to purchase up to an aggregate of 336,642,439 Class A ordinary shares. The employees generally received 102.10 options for each fully vested share that was outstanding as of September 17, 2017, totaling 63,880,024 fully vested options. The employees also received 16,442,655 and 49,634,837 share options at the same exchange ratio to replace the restricted shares that were vested or vesting on December 1, 2017 and 2018, respectively, as issued under the 2015 Plan. All of the share options contain a performance condition whereby no share options are exercisable until the consummation of a qualified initial public offering. The share options expire 10 years from the date of grant. We accounted for the termination of the shares under the 2015 Plan and the concurrent issuance of options as replacement awards as a Type II modification in accordance with ASC 718, under which, we deferred the recognition of the incremental share-based compensation expense until the qualified initial public offering occurred. Upon the completion date of our initial public offering, we recognized incremental share-based compensation amounting to RMB39.9 million (US$5.8 million).

From November 2017 to immediately before the initial public offering, we granted 164,865,010 share options under the Amended and Restated 2015 Plan. Whereas some of the share options carry requisite service periods of four years with: (i) 50%, 25% and 25% of the share options vesting on the second, third and fourth anniversary of the vesting commencement date, respectively; or (ii) 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, respectively, all of the share options contain the same IPO performance condition described in the paragraph above.

In February 2018, our board of directors approved an evergreen term of the Amended and Restated 2015 Plan which permits an annual 2.0% increase of the total number of ordinary shares outstanding on August 31 of our preceding calendar year on the first day of each the following nine fiscal years commencing on September 1, 2018.

During the year ended August 31, 2018, subsequent to the completion of the initial public offering, we granted 9,172,674 share options under the Amended and Restated 2015 Plan. Vesting terms included (i) immediate vesting of 100% of the share options on date of grant; (ii) vesting periods of 2 years, with immediate vesting of 1/3 of the share options on date of grant, first and second anniversary of the vesting commencement date, respectively; (iii) a vesting period of 4 years, with 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, respectively; or (iv) vesting periods of 4 years, with 25% of the share options vesting on each anniversary of the vesting commencement date.

During the year ended August 31, 2019, we granted 141,997,178 share options under the Amended and Restated 2015 Plan. Vesting terms included (i) immediate vesting of 100% of the share options on date of grant; (ii) vesting periods of 3 years, with immediate vesting of 25% of the share options on date of grant, 1/48 of the share options in the each month 1 year after the vesting commencement date, respectively; (iii) vesting periods of 3 years, with 1/3 of the share options vesting on each anniversary of the vesting commencement date; (iv) vesting periods of 4 years, with 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, respectively; or (v) vesting periods of 4 years, with 25% of the share options vesting on each anniversary of the vesting commencement date. During the year, we also granted to an executive 39,669,960 options under the Amended and Restated 2015 Plan with market conditions tied to our market capitalization for specified periods while he remains employed by us. In addition, certain share options were modified to become fully invested immediately prior to an employee’s termination.

During the year ended August 31, 2019, the Group granted 14,556,320 restricted Class A ordinary shares (“Restricted Shares”) under the Amended and Restated 2015 Plan. Vesting terms included i) immediate vesting of 100% of the Restricted Shares after one year of the vesting commencement date, ii) vesting periods of 4 years, with 25% of the Restricted Shares vesting on each anniversary of the vesting commencement date.

During the fiscal year ended August 31, 2020, we granted 93,574,240 share options under the Amended and Restated 2015 Plan. Vesting terms included i) immediate vesting of 100% of the share options on date of grant, ii) vesting periods of 4 years, with 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, or iii) vesting periods of 4 years, with 25% of the share options vesting on each anniversary of the vesting commencement date, respectively.

During the year ended August 31, 2020, we granted 39,821,200 restricted Class A ordinary shares under the Amended and Restated 2015 Plan. Vesting terms included vesting periods of 4 years, with 25% of the Restricted Shares vesting on each anniversary of the vesting commencement date.

The fair value of the share options under the Amended and Restated 2015 Plan were determined on the grant dates using the binomial option pricing model with assistance from an independent valuation firm. Prior to our initial public offering, we determined the fair value of our ordinary shares using the income approach based on key assumptions including WACC and DLOM. The income approach involved applying appropriate discount rates to estimated cash flows that were based on earnings forecasts. The growth rates of our revenues, as well as major milestones that we achieved, contributed to the fair value of the ordinary shares. Subsequently to our initial public offering, fair value of the ordinary shares is the price of our publicly traded shares. The assumptions adopted to estimate the fair value of share options granted were as follows:

	Year Ended	Year Ended	Year Ended
	August 31, 2018	August 31, 2019	August 31, 2020

Risk-free interest rate	2.8%-4.0%	2.0%-3.1%	0.65%-1.96%
Expected volatility	46.0%-51.5%	51.4%-56.6%	51.1%-52.7%
Suboptimal exercise factor	2.50	2.20-2.80	2.20-2.80
Fair value per ordinary share	US$0.13-US$0.35	US$0.19-US$0.23	US$0.06-US$0.19

Domestic Plan

In March 2017, one of our subsidiaries approved an employee share incentive scheme under which, incentives are provided by certain of Shanghai OneSmart’s subsidiaries to their regional management and staff, or the Domestic Plan. According to the scheme, the subsidiaries may grant to their employees options with independent annual performance conditions specified for each tranche of options, in four tranches, as well as an additional performance condition at the end of the fourth year based on the cumulative result of the business over the term of the four years. When vested, the options are exercisable into the subsidiaries’ equity interests. The share options expire 4 years from the date of grant.

On May 2, 2017, 120,000 options were granted to employees, accounting for 8% of the total equity interests in the subsidiaries. The exercise price ranged from RMB40 to RMB160 per option. The options are equity awards measured at their fair values on May 2, 2017, the grant date. Given only the achievement of the performance conditions of the first two tranches of the options were determined to be probable, each of the first two tranches of the options was accounted for as a separate award with its own service inception date and requisite service period. On March 31, 2019, we modified the annual performance condition for the fourth tranche of the options granted on May 2, 2017, however, the achievement of the third and fourth traches as well as the final cumulative result of the business over the term of four years continued to improbable. Thus, no incremental costs were incurred as a result of the modification. As of August 31, 2019 and 2020, 60,000 and nil options did not meet the performance conditions and were forfeited. The remaining 70,000 options were vested and exercised as of August 31, 2020.

On March 31, 2019, 10,000 options were granted to a certain employee, accounting for 1% of the total equity interests in a certain subsidiary. The exercise price is RMB80 per option. The options are equity awards measured at their fair values on March 31, 2019, the grant date, immediate vesting of 100% of the share options on date of grant.

We calculated the estimated fair value of the share options under the Domestic Plan on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of the share options granted under the Domestic Plan is summarized in the following table:

For the year ended August 31, 2019

Risk-free interest rate	2.4%
Expected volatility	47.0%
Suboptimal exercise factor	2.80
Fair value per ordinary share	RMB351.24

Restricted shares issued to the founding shareholders of Shanghai Yimi

On February 1, 2020, we granted 9,677,288 restricted shares to the founding shareholders of Shanghai Yimi in connection with Yimi transactions. The vesting of the restricted shares is subject to the achievement of certain online tutoring business from Yimi Cayman and Shanghai Yimi. If performance target is achieved, 50% of the restricted shares shall vest on January 1, 2021 and remaining 50% shall vest on January 1, 2022. The restricted shares are measured at their fair values on February 1, 2020, the grant date. Given the achievement of the performance conditions were determined to be probable, each of the two tranches was accounted for as a separate award with its own service inception date and requisite service period.

We calculated the estimated fair value of the restricted shares on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of the restricted shares is summarized in the following table:

For the year ended
August 31, 2020

Risk-free interest rate	1.51%
Expected volatility	50.15%
Suboptimal exercise factor	2.80
Fair value per ordinary share	RMB1.41

A summary of the share option activities under the Amended and Restated 2015 Plan is as follows:

					Weighted
		Weighted	Weighted		average
	Number of	average	average	Aggregate	remaining
	share	exercise	grant date	intrinsic	contractual
	options	price	fair value	value	term
		US$	US$	US$
Outstanding as of September 1, 2017	—	—	—	—	—
Granted	303,995,200	0.03	0.16
Forfeited	(2,804,550)	0.08	0.09
Outstanding as of August 31, 2018	301,190,650	0.03	0.16	54,133	8.59
Granted	181,667,138	0.10	0.05
Forfeited	(33,355,010)	0.17	0.08
Exercised	(55,658,760)	0.02	0.02
Outstanding as of August 31, 2019	393,844,018	0.05	0.13	53,966	7.80
Granted	93,574,240	0.05	0.10
Forfeited	(29,876,751)	0.11	0.11
Exercised	(65,654,200)	0.01	0.13
Outstanding as of August 31, 2020	391,887,307	0.05	0.04	31,356	7.57
Vested and expected to vest as of August 31, 2020	391,887,307	0.05	0.04	31,356	7.57

A summary of the Restricted Shares activities under the Amended and Restated 2015 Plan is as follows:

				Weighted
		Weighted		average
		average	Aggregate	remaining
	Number of	grant date	intrinsic	contractual
	Restricted Shares	fair value	value	term
		US$	US$
Outstanding as of September 1, 2018	—	—	—	—
Granted	14,556,320	0.21
Forfeited	(218,440)	0.21
Outstanding as of August 31, 2019	14,337,880	0.21	2,737	2.80
Granted	39,821,200	0.20
Forfeited	(2,409,120)	0.54
Exercised	(4,341,329)	1.42
Outstanding as of August 31, 2020	47,408,631	0.07	5,025	0.01
Vested and expected to vest as of August 31, 2020	47,408,631	0.07	5,025	0.01

A summary of the activities under the Domestic Plan is as follows:

		Weighted	Weighted
	Number of	average	average	Aggregate
	share	purchase	grant date	intrinsic
	options	price	fair value	value
		RMB	RMB	RMB
Outstanding as of September 1, 2017	120,000	93.33	151.19	7,023
Granted	—	—	—
Forfeited	—	—	—
Outstanding as of August 31, 2018	120,000	93.33	151.19	79,990
Granted	10,000	80.00	148.47
Forfeited	(60,000)	93.33	151.19
Outstanding as of August 31, 2019	70,000	91.43	150.80	39,687
Granted	—	—	—	`
Forfeited	—	—	—
Exercised	(70,000)	91.43	150.80
Outstanding as of August 31, 2020	—	—	—	—
Vested and expected to vest as of August 31, 2020	—	—	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

Under the Amended 2015 Plan, the outstanding unvested awards including share options and Restricted Shares resulted in an aggregate intrinsic value of RMB214,709 and total unrecognized share-based compensation expense related to the unvested awards was RMB123,231 (US$17,997) as of August 31, 2020. The expense is expected to be recognized over a weighted-average period of 1.00 years.

We recognized total share-based compensation expenses of RMB146.5 million, RMB71.5 million and RMB138.0 million (US$20.2 million), for the years ended August 31, 2018, 2019 and 2020, respectively.

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

	Year Ended August 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
OneSmart VIP business	2,416,217	84.4	3,167,525	79.3	2,625,179	383,383	76.3
OneSmart Young Children Education business	432,160	15.1	706,672	17.7	599,414	87,539	17.4
OneSmart Online	—	—	—	—	103,848	15,166	3.1
Other	14,315	0.5	119,676	3.0	110,440	16,129	3.2
Total net revenues	2,862,692	100.0	3,993,873	100.0	3,438,881	502,217	100.0
Cost of revenues	(1,413,090)	(49.4)	(2,072,067)	(51.9)	(2,169,739)	(316,870)	(63.1)
Gross profit	1,449,602	50.6	1,921,806	48.1	1,269,142	185,347	36.9
Operating expenses(1)
Selling and marketing expenses	(590,589)	(20.6)	(816,658)	(20.5)	(820,883)	(119,882)	(23.9)
General and administrative expenses	(629,596)	(22.0)	(876,609)	(21.9)	(810,936)	(118,430)	(23.6)
Total operating expenses	(1,220,185)	(42.6)	(1,693,267)	(42.4)	(1,631,819)	(238,312)	(47.5)
Operating income/(loss)	229,417	8.0	228,539	5.7	(362,677)	(52,965)	(10.5)
Interest income	23,824	0.8	81,207	2.0	37,393	5,461	1.1
Interest expense	(18,660)	(0.7)	(60,637)	(1.5)	(103,600)	(15,130)	(3.0)
Other income	89,320	3.1	82,836	2.1	93,894	13,712	2.7
Other expenses	(4,428)	(0.1)	(15,738)	(0.4)	(453,391)	(66,214)	(13.2)
Foreign exchange loss	(1,168)	(0.0)	(138)	(0.0)	(69)	(10)	(0.0)
Income/(loss) before income tax and share of net (loss)/income from equity interests	318,305	11.1	316,069	7.9	(788,450)	(115,146)	(22.9)
Income tax (expense)/benefit	(108,479)	(3.8)	(121,541)	(3.0)	37,785	5,518	1.1
Income/(loss) before share of net (loss)/income from equity investees	209,826	7.3	194,528	4.9	(750,665)	(109,628)	(21.8)
Share of net (loss)/income from equity investees	4,630	0.2	(28,325)	(0.7)	(17,977)	(2,625)	(0.5)
Net income/(loss)	214,456	7.5	166,203	4.2	(768,642)	(112,253)	(22.3)

Note:

(1).	Including share-based compensation expenses as set forth below:

	Year Ended August 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Allocation of Share-based Compensation Expenses
Selling and marketing	2,113	906	674	98
General and administrative	144,373	70,626	137,312	20,054
Total	146,486	71,532	137,986	20,152

Fiscal Year Ended August 31, 2020 compared to Fiscal Year Ended August 31, 2019

Net Revenues. Our net revenues decreased by 13.9% from RMB4.0 billion in the fiscal year 2019 to RMB3.4 billion (US$502.2 million) in the fiscal year 2020. This decrease was primarily attributable to the decrease of the student attendance to class for our education programs during COVID-caused learning center shutdown period and corresponding decrease of total number of consumed class units. Our average monthly enrollment increased from 158,346 for the fiscal year 2019 to 170,995 for the fiscal year 2020. Our total number of consumed class units decreased from 22.2 million for the fiscal year 2019 to 20.1 million for the fiscal year 2020.

Net revenues from OneSmart VIP business: The decrease of the revenues was primarily due to the decrease of student attendance to class in our premium tutoring programs during COVID-caused learning center shutdown period.

Revenues from OneSmart Young Children Education business: The decrease of the revenues was primarily due to the decrease of the student attendance to class as a result of COVID-19.

Revenues from OneSmart Online: The increase of the revenues was primarily due to the class units consumed by students in the newly-launched business line.

Revenues from other: The decrease of the revenues was primarily due to the decrease of student attendance to class in Tianjin Huaying business during COVID-caused learning center shutdown period.

Cost of Revenues. Our cost of revenues increased by 4.7% from RMB2.1 billion in the fiscal year 2019 to RMB2.2 billion (US$316.9 million) in the fiscal year 2020, primarily due to an increase of RMB46.4 million in rental costs of our learning centers and an increase of RMB58.9 million in depreciation and amortization of leasehold improvements and property and equipment.

Gross Profit and Gross Margin. As a result of the factors set out above, our gross profit decreased by 34.0% from RMB1.9 billion in the fiscal year 2019 to RMB1.3 billion (US$185.3 million) in the fiscal year 2020 as revenue was stricken by COVID-19 while the costs were mainly fixed. Gross margin decreased from 48.1% in the fiscal year 2019 to 36.9% in the fiscal year 2020, which was primarily attributable to the COVID-stricken revenue decline.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 0.5% from RMB816.7 million in the fiscal year 2019 to RMB820.9 million (US$119.9 million) in the fiscal year 2020. This increase was primarily due to the increase in (i) the selling and marketing personnel and staff related costs, and (ii) sales and marketing activities to support new student enrollments growth and adoption of more effective sales and marketing channel.

General and Administrative Expenses. Our general and administrative expenses decreased by 7.5% from RMB876.6 million in the fiscal year 2019 to RMB810.9 million (US$118.4 million) in the fiscal year 2020. This decrease was primarily due to general and administrative staff compensation decrease by the cost control measures during the period stricken by COVID-19.

Operating Income/(Loss). As a result of the factors set out above, we had RMB228.5 million operating income in the fiscal year 2019 and RMB362.7 million (US$53.0 million) operating loss in the fiscal year 2020.

Interest Income. We had interest income of RMB81.2 million and RMB37.4 million (US$5.5 million) in the fiscal year 2019 and 2020, respectively, which consisted primarily of interest earned from our cash and cash equivalents and short-term investments.

Other Income. We recorded other income of RMB82.8 million and RMB93.9 million (US$13.7 million) in the fiscal year 2019 and 2020, respectively. Other income in the fiscal year 2020 was mainly attributable to government subsidies in the form of cash award and gains from disposals of investment. However, government subsidies in the form of cash award is discretionary in nature and we do not believe that the increase in government subsidies during the referenced period is reflective of a known trend.

Other Expense. We recorded other expense of RMB15.7 million and RMB453.4 million (US$66.2 million) in the fiscal year 2019 and 2020, respectively. The increase was primarily attributable to the impairments of long-term investments we made during the COVID-stricken period.

Income Tax (Expenses)/Benefit. Our income tax expenses was RMB121.5 million in the fiscal year 2019 and our income tax benefit was RMB37.8 million (US$5.5 million) in the fiscal year 2020.

Net Income/(Loss). As a result of the foregoing, we had net income of RMB166.2 million in the fiscal year 2019 and net loss of RMB768.6 million (US$112.3 million) in the fiscal year 2020.

Fiscal Year Ended August 31, 2019 compared to Fiscal Year Ended August 31, 2018

Net Revenues. Our net revenues increased by 39.5% from RMB2.9 billion in the fiscal year 2018 to RMB4.0 billion in the fiscal year 2019. This increase was primarily attributable to the significant growth of the student enrollments for our education programs and corresponding increase of total number of consumed class units. Our average monthly enrollment increased from 112,145 for the fiscal year 2018 to 158,346 for the fiscal year 2019. Our total number of consumed class units increased from 15.5 million for the fiscal year 2018 to 22.2 million for the fiscal year 2019.

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

Cost of Revenues. Our cost of revenues increased by 46.6% from RMB1.4 billion in the fiscal year 2018 to RMB2.1 billion in the fiscal year 2019, primarily due to an increase of RMB366.2 million in the compensation to the teachers and education advisors and an increase of RMB158.2 million in rental costs of our learning centers. Such increase was in line with the expansion of our business operations.

Gross Profit and Gross Margin. As a result of the factors set out above, our gross profit increased by 32.6% from RMB1.4 billion in the fiscal year 2018 to RMB1.9 billion in the fiscal year 2019 as we continued to grow our operation scale. Gross margin slightly decreased from 50.6% in the fiscal year 2018 to 48.1% in the fiscal year 2019, which was primarily attributable to the increased percentage of newly opened learning centers, faster growth of lower margin FasTrack English and the acquisition of the lower margin Tianjin Huaying business.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 38.3% from RMB590.6 million in the fiscal year 2018 to RMB816.7 million in the fiscal year 2019. This increase was primarily due to the increase in (i) headcount of the selling and marketing personnel and staff related costs, and (ii) sales and marketing activities to support new student enrollments growth and adoption of more effective sales and marketing channel.

General and Administrative Expenses. Our general and administrative expenses increased by 39.2% from RMB629.6 million in the fiscal year 2018 to RMB876.6 million in the fiscal year 2019. This increase was primarily due to a rise in research and development of education technology, teaching systems and curriculum materials associated with both our premium offline business and newly launched online business. We also incurred fair amount of general and administrative expenses to comply with the new regulatory standards, to support the openings of learning centers or relocating existing learning centers.

Operating Income. As a result of the factors set out above, we had RMB229.4 million operating income in the fiscal year 2018 and RMB228.5 million operating income in the fiscal year 2019.

Interest Income. We had interest income of RMB23.8 million and RMB81.2 million in the fiscal year 2018 and 2019, respectively, which consisted primarily of interest earned from our cash and cash equivalents and short-term and long-term investments.

Other Income. We recorded other income of RMB89.3 million and RMB82.8 million in the fiscal year 2018 and 2019, respectively. Other income in the fiscal year 2018 was mainly attributable to government subsidies in the form of cash award and gains. Other income in the fiscal year 2019 was mainly attributable to government subsidies in the form of cash award and gains from disposals of investment. However, government subsidies in the form of cash award is discretionary in nature and we do not believe that the increase in government subsidies during the referenced period is reflective of a known trend.

Income Tax Expenses. Our income tax expenses increased slightly from RMB108.5 million in the fiscal year 2018 to RMB121.5 million in the fiscal year 2019.

Net Income. As a result of the foregoing, we had net income of RMB214.5 million in the fiscal year 2018 and net income of RMB166.2 million in the fiscal year 2019.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Summary of Significant Accounting Policies—(ac) Recent accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

B.          Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by operating activities, IPO proceeds, equity or convertible securities financing activities and commercial bank loan. In December 2017, we borrowed RMB450 million through a credit facility from a commercial bank for a term of five years. We subsequently used the loan partially for our working capital needs and partially for the payment of the consideration in relation to 2017 Restructuring. In March 2019, we were provided an interest bearing secured term facility of up to US$139 million by a group of arrangers led by UBS AG, Singapore Branch. The term facility has a three-year term from the initial drawdown date and should be repaid in installments. In April 2019, we borrowed RMB43.2 million through a credit facility from a commercial bank for a term of five years. We subsequently used the loan for the acquisition of Tianjin Huaying. In 2020, we also issued an aggregate of US$35 million principal amount of convertible senior notes to multiple investors including Yiheng Capital Partners, L.P., or Yiheng Capital.

As of August 31, 2018, 2019 and 2020, our cash and cash equivalents were RMB1,410.7 million, RMB1,386.4 million and RMB1,158.0 million (US$169.1 million), respectively. Our cash and cash equivalents primarily consist of cash at banks and on hand. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional capital in the future to fund our further expansion. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders.

Although we consolidate the results of our consolidated VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai OneSmart, Rui Si and their respective shareholders” and “—Contractual Arrangements with Xiangyuan and its shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended August 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow:
Net cash provided by operating activities	867,370	345,374	240,692	35,151
Net cash used in investing activities	(1,169,244)	(1,392,335)	(906,931)	(132,449)
Net cash provided by financing activities	652,605	988,358	648,759	94,747
Effect of exchange rate changes	78,244	34,268	(23,647)	(3,455)
Net increase/(decrease) in cash and cash equivalents and restricted cash	428,975	(24,335)	(41,127)	(6,006)
Cash and cash equivalents and restricted cash, at beginning of year	981,772	1,410,747	1,386,412	202,473
Cash and cash equivalents and restricted cash, at end of year	1,410,747	1,386,412	1,345,285	196,467

Operating Activities

Net cash generated from operating activities in the fiscal year ended August 31, 2020 was RMB240.7 million (US$35.2 million). The difference between our net loss of RMB768.6 million (US$112.3 million) and the net cash generated from operating activities was primarily due to (i) an adjustment of RMB717.0 million (US$104.7 million) in non-cash items, which mainly consisted of depreciation and amortization of RMB248.0 million (US$36.2 million), share-based compensation of RMB138.0 million (US$20.2 million), impairments of long-term investments and losses on extinguishment of a debt security RMB314.7 million (US$46.0 million), (ii) a decrease of prepayments and other current assets of RMB166.3 million (US$24.3 million), and (iii) an increase of prepayments from customers of RMB239.6 million (US$35.0 million), and was partially offset by a decrease of accrued expenses and other current liabilities of RMB85.3 million (US$12.5 million).

Net cash generated from operating activities in the fiscal year ended August 31, 2019 was RMB345.4 million (US$48.3 million). The difference between our net income of RMB166.2 million (US$23.2 million) and the net cash generated from operating activities was primarily due to (i) an adjustment of RMB202.1 million (US$28.2 million) in non-cash items, which mainly consisted of depreciation and amortization of RMB175.9 million (US$24.6 million) and share-based compensation of RMB71.5 million (US$10.0 million), and (ii) an increase of accrued expenses and other current liabilities of RMB297.3 million (US$41.6 million), and was partially offset by an increase in prepayments and other current assets of RMB257.3 million (US$36.0 million).

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

Investing Activities

Net cash used in investing activities was RMB906.9 million (US$132.4 million) in the fiscal year ended August 31, 2020, primarily due to (i) purchase of long-term investments of RMB181.0 million (US$26.4 million), (ii) purchase of short-term investments of RMB582.6 million (US$85.1 million), (iii) purchase of property and equipment of RMB193.2 million (US$28.2 million) as we expanded our existing learning centers and opened new learning centers, (iv) due from third parties of RMB284.6 million (US$41.6 million), and (v) acquisition and disposal of subsidiaries of RMB75.9 million (US$11.1 million), partially offset by the proceeds from sales of short-term investments of RMB404.9 million (US$59.1 million).

Net cash used in investing activities was RMB1,392.3 million (US$194.6 million) in the fiscal year ended August 31, 2019, primarily due to (i) purchase of long-term investments of RMB1.1 billion (US$156.6 million), (ii) purchase of short-term investments of RMB820.0 million (US$114.6 million), (iii) purchase of property and equipment of RMB284.0 million (US$39.7 million) as we expanded our existing learning centers and opened new learning centers, (iv) due from third parties of RMB237.1 million (US$33.1 million), and (v) acquisition and disposal of subsidiaries of RMB196.3 million (US$27.4 million), partially offset by (i) proceeds from sales of short-term investments of RMB1.2 billion (US$166.5 million), (ii) proceeds from disposal of long-term investments of RMB64.4 million (US$9.0 million), and (iii) income from short-term investments of RMB11.5 million (US$1.6 million).

Net cash used in investing activities was RMB1,169.2 million in the fiscal year ended August 31, 2018, primarily due to (i) purchase of short-term investments of RMB1.8 billion, (ii) purchase of long-term investments of RMB369.3 million, (iii) purchase of property and equipment of RMB242.0 million as we expanded our existing learning centers and opened new learning centers, and (iv) acquisition of subsidiaries of RMB229.5 million, partially offset by proceeds from sales of short-term investments of RMB1.4 billion and income from short-term investments of RMB18.5 million.

Financing Activities

Net cash provided by financing activities in the fiscal year ended August 31, 2020 was RMB648.8 million (US$94.7 million), primarily due to (i) an increase in the proceeds from bank loan of RMB803.8 million (US$117.4 million), and (ii) an increase in the proceeds from convertible senior notes, net of issuance costs of RMB246.1 million (US$35.9 million), partially offset by share repurchases of RMB70.9 million (US$10.4 million), repayments of bank loans of RMB322.4 million (US$47.1 million).

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

Capital Expenditures

Our capital expenditures are incurred mainly for renovation of our learning centers. We made capital expenditures of RMB242.0 million, RMB284.0 million and RMB193.2 million (US$28.2 million) in the fiscal year 2018, 2019 and 2020, respectively. The decrease of capital expenditures in the fiscal year 2020 was mainly due to the slow-down of learning center expansion during the fiscal year 2020. Our capital expenditures have been primarily funded by cash generated from our operations.

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

D.         Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended August 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.         Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of August 31, 2020:

	Payment Due by Period
		Less than	1 - 3		More than
	Total	1 year	years	4 Years	4 Years

	(in millions of US$)
Operating Lease Obligations	231.3	73.7	110.2	24.7	22.7

Our operating lease obligations relate to our leases of office premises and learning centers. The total rental expenses for all operating leases for the fiscal years of 2018, 2019 and 2020 were RMB338.2 million, RMB484.5 million and RMB530.4 million (US$77.5 million), respectively.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of August 31, 2020.

G.         Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xi Zhang	46	Chairman and Chief Executive Officer
Honggang (Greg) Zuo	44	Director, Chief Financial Officer and Chief Strategic Officer
Zhizhi Gong	40	Director
Zhe Wei	50	Independent Director
Liang (Mason) Xu	45	Independent Director
Yan Gong	47	Independent Director
Jinshu Ke	50	Senior Vice President and Chief Education Officer
Yong (Todd) Liang	47	Chief Human Resources Officer
Tuanwei Shi	36	Chief Technology Officer

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

Ms. Zhizhi Gong has served as our director since September 2017. Ms. Gong joined Carlyle Group since 2010, where she currently serves as a managing director focusing on Asia private equity investment and buyout opportunities. Ms. Gong serves as a director of Luolai Lifestyle Technology (SZSE: 002293) since June 2019 and a director of Fang Holdings Limited (NYSE: SFUN) since May 2016. Ms. Gong was the chairwoman of the supervisory board of Focus Media Information Technology Co., Ltd. (SZSE: 002027) in 2016 and a member of the board of directors of Natural Beauty Bio-Technology Limited (HKSE: 00157) in 2015. Prior to joining Carlyle, Ms. Gong was a principal at Apax Partners from 2007 to 2010, where she was a founding member of the Greater China team. Prior to that, Ms. Gong worked at the investment banking department at China International Capital Corporate Limited from 2002 to 2005. Ms. Gong received a bachelor’s degree in economics from Peking University in 2002 and a master’s degree in business administration from Harvard Business School in 2007.

Mr. Zhe Wei has served as our independent director since March 27, 2018. Mr. Wei has over 20 years of experience in both investment and operational management in China. Prior to launching Vision Knight Capital, a private equity fund, in 2011, Mr. Wei served for five years as an executive director and the chief executive officer of Alibaba.com Limited, a leading worldwide B2B e-commerce company. Mr. Wei was the president, from 2002 to 2006, and chief financial officer, from 2000 to 2002, of B&Q China, a subsidiary of Kingfisher plc, a leading home improvement retailer in Europe and Asia. From 2003 to 2006, Mr. Wei was also the chief representative for Kingfisher’s China sourcing office, Kingfisher Asia Limited. Mr. Wei currently serves as an executive director of Zall Smart Commerce Group Ltd. (HKSE:02098), an independent director of Leju Holdings Limited (NYSE: LEJU), a non-executive director at PCCW Limited (HKSE: 00008), a non-executive director at JNBY Design Limited (HKSE: 03306), and a director at Fangdd Network Group Ltd. (NASDAQ: DUO). Mr. Wei received a bachelor’s degree in international business management from Shanghai International Studies University in July 1993 and completed a corporate finance program at London Business School in June 1998.

Mr. Liang (Mason) Xu has served as an independent director since February 2020. Mr. Xu is founding partner of Heyi Capital and Founder of Lightworks and DNA Pictures. Prior to that, Mr. Xu was group vice president and chief financial officer of Bona Film Group Limited from 2010 to 2012 where he was instrumental in managing its IPO on NASDAQ in 2010. Prior to joining Bona Film, Mr. Xu served as executive vice president and chief financial officer of China Digital TV Holding Co., Ltd. (NYSE: STV) from 2006 to 2010, where he led the company’s listing on the New York Stock Exchange in 2007. Mr. Xu is an independent director for ThunderSoft (SZSE: 300496), an operating systems technology service provider with cutting-edge mobile application, Internet of Things (IoT), automotive, and enterprise solutions; an independent director for Nuode Asset Management Co., Ltd.; the Chapter Chair for YPO Greater China, a global leadership community of chief executives; deputy director of the Beijing Association of Enterprises with Foreign Investment; president of the Harvard Club of Beijing; and a member of the China Fellowship Program at the Aspen Institute. Mr. Xu received dual bachelor’s degrees from Tsinghua University and a master’s degree in business administration from Harvard Business School.

Dr. Yan Gong has served as our independent director since January 2019. Dr. Gong is a professor of entrepreneurial management practice at China Europe International Business School (“CEIBS”) and a programme director of CEIBS Entrepreneurial Leadership Camp/CEIBS Venture Capital Camp. Dr. Gong specializes in lean startup methodology and has focused his research on strategic transformation, lean startup and business model innovation. Prior to joining CEIBS, Dr. Gong was an assistant professor at the Paul Merage School of Business, University of California, Irvine. He currently serves as an independent director at Giant Network Group Co. Ltd. (SZSE: 002558). Dr. Gong received his bachelor’s degree from Hunan University, China, an MBA degree from Zhejiang University, China, and a Ph.D. in management from the University of Wisconsin-Madison.

Mr. Jinshu Ke has served as our senior vice president since August 2017 and has served as our chief education officer since February 2020. From 1999 to 2017, Mr. Ke worked as a customs official in Fujian Province where he served as deputy director general and director general of Quanzhou Customs, director of political department and director of regulation department of Quanzhou Customs under Xiamen Customs, and a customs attorney. During his tenure in Xiamen, Mr. Ke held a number of management positions. Mr. Ke was a middle school teacher from 1992 to 1996. He received a bachelor’s degree in mathematics from the Normal College of Jimei University (Xiamen City) and a LL.M. degree in civil and commercial law from Xiamen University. Mr. Ke is a registered lawyer in China and served as a part-time lawyer until 1997.

Mr. Yong (Todd) Liang has served as our chief human resources officer since April 2019. Prior to joining us, Mr. Liang has nearly 20 years of experience in human resource management serving in a number of senior regional and national roles in China for respected global companies. Mr. Liang served as a vice president of human resource of Wanda Hotels and Resorts Co., Ltd. from 2014 to 2018, a deputy general manager of human resource center of Dalian Wanda Group from 2013 to 2014, a vice president of human resource of Yihaodian from 2011 to 2013, a human resource director in SSL International plc from 2006 to 2011, and a human resource manager of General Electric Company from 2002 to 2006. Mr. Liang received a bachelor’s degree in English from Southwest Jiaotong University and a master’s degree in business administration from China Europe International Business School.

Mr. Tuanwei Shi has served as our chief technology officer since January 2019. Mr. Shi has extensive experience leading key research and development initiatives for various online services and products in the online entertainment, e-commerce, and education sectors. Prior to joining us, Mr. Shi served in several senior roles across leading internet companies. Mr. Shi worked as a manager of Baidu Inc. (NASDAQ: BIDU) from 2011 to 2016, and a senior director of Bilibili Inc. (NASDAQ: BILI) from 2016 to 2018. Mr. Shi currently serves as a vice president of LAIX Inc. (NYSE: LAIX) since 2018. Mr. Shi received his bachelor’s degree and master’s degree in Computer Science and Technology from Hohai University.

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

B.         Compensation

For the fiscal year ended August 31, 2020, we paid an aggregate of RMB4.2 million (US$0.6 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Amended and Restated 2015 Plan

To attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business, we, through our predecessor Cayman Islands company, initially adopted an employee stock incentive plan in March 2013, which was subsequently replaced by a domestic share incentive plan of Shanghai OneSmart approved in February 2015. As part of the 2017 Restructuring, we adopted an amended and restated 2015 Share Incentive Plan in April 2017, which was further amended on February 5, 2018, or the Amended and Restated 2015 Plan. The maximum aggregated number of our ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 336,642,439 Class A ordinary shares, plus an annual 2.0% increase of the total number of ordinary shares outstanding on August 31 of the preceding calendar year on the first day of each the following nine fiscal years of the Company commencing on September 1, 2018. As of the date of this annual report, the maximum aggregate number of shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 724,387,586 and options to purchase 533,387,538 Class A ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of the date of this annual report, the outstanding options granted under the Amended and Restated 2015 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates:

Ordinary Shares
Underlying
	Outstanding Options	Exercise Price		Date of
Name	Awarded	(US$/Share)	Date of Grant	Expiration
Honggang (Greg) Zuo	*	0.0189;0.0003	May 6, 2019; May 8, 2020	May 5, 2029; May 7, 2030
Jinshu Ke	*	0.0580; 0.0925; 0.0003; 0.0541	August 28, 2017; September 1, 2019; May 8, 2020; September 1, 2020	August 27, 2027; August 31, 2029; May 7, 2030; August 31, 2030
Yong (Todd) Liang	*	0.0189; 0.0003	April 15, 2019; May 8, 2020	April 14, 2029; May 7, 2030
Tuanwei Shi	*	0.0250; 0.0003	January 21, 2020; May 8, 2020	January 20, 2030; May 7, 2030
Zhe Wei	*	0.0250	March 28, 2018	March 27, 2028
Yan Gong	*	0.0750	February 1, 2019	January 31, 2029

*    Less than 1% of our total outstanding shares.

As of the date of this annual report, other employees, including certain former employees, as a group held outstanding options awarded to purchase 362,225,170 Class A ordinary shares of our company, with exercise price of US$0.0003 - 0.2080 per share.

Domestic Employee Share Incentive Scheme

In March 2017, Shanghai OneSmart adopted an employee share incentive scheme under which additional incentives are provided to the regional heads and management of the company. According to the scheme, certain subsidiaries of Shanghai OneSmart may grant in total up to 10% or 30% equity interests of those subsidiaries if the performance targets of the regional heads and management are met. As of the date of this annual report, two subsidiaries implemented the scheme and have granted certain regional heads 13,000 options to subscribe a total of 9% and 8% equity interests in the two subsidiaries, respectively.The granted option will be forfeited if the grantee’s employment terminates. None of the equity interests held by the grantees enjoys the right to vote. Half of the incentive equity in one subsidiary has vested interest while the other half was forfeited. 55.6% of the incentive equity in the other subsidiary has vested interest while the remaining 44.4% was forfeited.

Restricted shares issued to the founding shareholders of Shanghai Yimi

On February 1, 2020, we granted 9,677,288 restricted shares to the founding shareholders of Shanghai Yimi in connection with Yimi transactions. The vesting of the restricted shares is subject to the achievement of certain online tutoring business from Yimi Cayman and Shanghai Yimi. If performance target is achieved, 50% of the restricted shares shall vest on January 1, 2021 and remaining 50% shall vest on January 1, 2022. The restricted shares are measured at their fair values on February 1, 2020, the grant date. Given the achievement of the performance conditions were determined to be probable, each of the two tranches was accounted for as a separate award with its own service inception date and requisite service period.

C.         Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Liang (Mason) Xu, Mr. Zhe Wei and Dr. Yan Gong. Mr. Liang (Mason) Xu is the chairman of our audit committee. We have determined that Mr. Liang (Mason) Xu, Mr. Zhe Wei and Dr. Yan Gong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Mr. Liang (Mason) Xu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Zhe Wei, Ms. Zhizhi Gong, Mr. Liang (Mason) Xu and Dr. Yan Gong. Mr. Zhe Wei is the chairman of our compensation committee. We have determined that Mr. Zhe Wei, Mr. Liang (Mason) Xu and Dr. Yan Gong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Zhizhi Gong, Mr. Zhe Wei, Mr. Liang (Mason) Xu and Dr. Yan Gong. Ms. Zhizhi Gong is the chairwoman of our nominating and corporate governance committee. We have determined that Mr. Zhe Wei, Mr. Liang (Mason) Xu and Dr. Yan Gong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to act with skills they actually possess and exercise the care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously acknowledged that a director does not need to act with skills greater than those expected to be processed by a reasonable person. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skills and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our fifth amended and restated memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D.         Employees

As of August 31, 2018, 2019 and 2020, we had a total of 11,700, 14,741 and 12,667 employees, respectively. Almost all of our employees are located in China.

The following table sets forth the numbers of our employees, categorized by function, as of August 31, 2020:

Functions:	Number of Employees
Teachers	6,598
Study advisors	1,407
Sales and marketing	1,624
Research Technology Center	131
General and administrative	2,907
Total	12,667

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

E.         Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 30, 2020 by:

●	each of our directors and executive officers; and
●	each person known to us owning beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 6,456,597,683 ordinary shares outstanding as of November 30, 2020, including (i) 4,159,755,667 Class A ordinary shares, excluding 155,061,878 Class A ordinary shares as treasury shares or treasury ADSs, and (ii) 2,296,842,016 Class B ordinary shares.

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

	Class A ordinary	Class B ordinary	Total ordinary shares on		% of aggregate
	shares	shares	an as converted basis	%	voting power
Directors and Executive Officers**:
Xi Zhang(1)	15,620,000	2,296,842,016	2,312,462,016	35.8	91.7
Honggang (Greg) Zuo	*	—	*	*	—
Zhizhi Gong(2)	—	—	—	—	—
Zhe Wei(3)	143,842,550	—	143,842,550	2.2	0.3
Liang (Mason) Xu(4)	—	—	—	—	—
Yan Gong(5)	*	—	*	*	—
Jinshu Ke	*	—	*	*	—
Yong (Todd) Liang	*	—	*	*	—
Tuanwei Shi	*	—	*	*	—
All Directors and Executive Officers as a Group	201,983,981	2,296,842,016	2,498,825,997	38.4	92.0

Principal Shareholders:
Happy Edu Inc.(6)	—	2,296,842,016	2,296,842,016	35.6	91.7
Origin Investment Holdings Limited and its affiliates(7)	1,240,685,677	—	1,240,685,677	19.2	2.5
Goldman Sachs and its affiliates(8)	678,844,320	—	678,844,320	10.5	1.4
Yiheng Capital Partners, L.P.(9)	467,023,428	—	467,023,428	7.2	0.9

*      Less than 1% of our total outstanding shares.

**   Except as otherwise indicated below, the business address of our directors and executive officers is 2161 North Zhongshan Road Putuo District, Shanghai, China.

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

(1)	Represents (i) 15,620,000 Class A ordinary shares represented by ADSs beneficially held by Mr. Zhang, and (ii) 2,296,842,016 Class B ordinary shares, beneficially owned by Happy Edu Inc., a British Virgin Islands company beneficially owned by Mr. Zhang. Happy Edu Inc. is ultimately held by The Zhen Wei Family Trust, a trust established with the laws of British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Happy Edu Inc. in our company. The business address of Mr. Zhang is 2161 North Zhongshan Road, Putuo District, Shanghai, China.
(2)	The business address of Ms. Gong is Unit 1918, China World Tower A, No. 1 Jianwai Avenue, Beijing, China.

(3)	Represents (i) 142,642,550 Class A ordinary shares held by Angus Holdings Limited, and (ii) 1,200,000 Class A ordinary shares issuable upon the exercise of the options held by Mr. Wei vested or to be vested within 60 days after November 30, 2020. Angus Holdings Limited is controlled by Vision Knight Capital and in turn is beneficially owned by Mr. Wei. The business address of Mr. Wei is Unit 3301, Kerry Parkside Office, 1155 Fangdian Road, Pudong New District, Shanghai, China.
(4)	The business address of Mr. Xu is B221, Guomen Building, No. 12, Jing'an East Street, Chaoyang District, Beijing, China.
(5)	The business address of Dr. Yan Gong is 699 Hongfeng Road, Pudong New District, Shanghai, China.
(6)	Represents 2,296,842,016 Class B ordinary shares held by Happy Edu Inc., a British Virgin Islands company beneficially owned by Mr. Xi Zhang. The registered address of Happy Edu Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(7)	Represents 1,240,685,677 Class A ordinary shares (including 314,400,000 Class A ordinary shares in the form of ADSs) held by Origin Investment Holdings Limited, is an exempted company incorporated in the Cayman Islands, and its affiliates. The registered address of Origin Investment Holdings Limited is 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.
(8)	Represents 678,844,320 Class A ordinary shares beneficially owned by The Goldman Sachs Group, Inc., through Goldman Sachs Investments Holdings (Asia) Limited and Stonebridge 2017 (Singapore) Pte. Ltd. and its affiliates as of December 31, 2019. Information regarding beneficial ownership is reported as of December 31, 2019, based on the information contained in the Schedule 13G/A filed by Goldman Sachs and its affiliates with SEC on February 14, 2020. Please see the Schedule 13G/A filed by Goldman Sachs and its affiliates with SEC on February 14, 2020 for information relating to Goldman Sachs and its affiliates. The address of Goldman Sachs Group, Inc. is 200 West Street, New York, NY 10282, United States of America.
(9)	Represents (i) 318,945,480 Class A ordinary shares in the form of ADSs held for the account of the Yiheng Capital Partners, L.P., a limited partnership incorporated in Delaware, and (ii) a convertible senior note convertible into 148,077,948 Class A ordinary shares. Information regarding beneficial ownership is reported as of October 9, 2019, based on the information contained in the Schedule 13G jointly filed by Yiheng Capital Partners, L.P., Yiheng Capital, LLC and Mr. Yuanshan Guo with SEC on March 23, 2020. The address of Yiheng Capital Partners, L.P. is 101 California Street, Suite 288, San Francisco, CA 94111, United States of America. Yiheng Capital Partners, L.P. is managed by Yiheng Capital, LLC, one of whose managing member is Mr. Yuanshan Guo, a citizen of the United States of America.

To our knowledge, as of November 30, 2020, 3,044,889,040 of our ordinary shares (including 130,370,520 Class A ordinary shares as treasury ADSs) were held by record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

A.         Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.         Related Party Transactions

Transaction with Shareholders and Affiliates

In the fiscal year 2017, we provided an interest-free, unsecured loan of RMB16.5 million, payable within five years from draw down in April 2017 to Shanghai Ya Qiao Education Investment Co., Ltd., or Ya Qiao Education, for its operation purposes. In April 2019, we and Ya Qiao Education entered into an agreement to convert the loan into 75% equity interests in Ya Qiao Education. As of August 31, 2020, such conversion was not completed and we recorded RMB20.4 million (US$3.0 million) as amounts due from the related parties in connection with the loan extended to Ya Qiao Education. The loan extended to Ya Qiao Education is outstanding as of the date of this annual report.

In October 2018, we acquired a strategic minority equity stake in Tus-Juren. From November 2018 to February 2019, we provided management consulting services and receive licensing fee from Tus-Juran of RMB6.8 million (US$0.9 million). From November 2018 to February 2020, we extended a series of five-year convertible loan in an aggregate principal amount of RMB721.2 million to Tus-Juren. Such convertible loan bear a 10% annual coupon and we have the option to convert the principal and any unpaid interests of such convertible loan into new equity interest of Tus-Juren at a pre-determined valuation at any time after either the third or fourth anniversary from the borrowing date. On February 18, 2020, the annual coupon rate of these convertible loans was adjusted to nil, applicable to the outstanding loan period starting from December 1, 2019. As a part of the Yutang transactions in December 2020, we have the option to convert the principal and any unpaid interests of the convertible loans to Tus-Juren into new equity interests of Yutang Inc. at any time within five years starting from December 15, 2020. During the fiscal year 2020, we made a series of 12-month loan available to Tus-Juren and its subsidiaries in an aggregate amount of RMB170.9 million. A majority of such loans bear a 4.35% annual interest rate.

In December 2020, we entered into certain agreements to establish a sizable and stronger small-class business by merging a number of small-class K-12 after-school education businesses that OneSmart has invested in for a few years into Yutang Inc., or Yutang. The foregoing transactions are collectively referred to as the “Yutang transactions.” In connection with Yutang transactions, we entered into a share sale and purchase agreement with Yutang, Tus-Juren related parties, pursuant to which, Yutang has agreed to issue 100,340,631 ordinary shares of Yutang to us as share consideration in exchange for all the equity interest of JUREN Education & Technology Group Inc. held by us. We also entered into a share subscription agreement with Yutang Inc. and its shareholder, Tus-Juren related parties and Tianjin Huaying Education Consulting Co., Ltd. to acquire certain equity interest in Yutang. Pursuant to which, Yutang has agreed to (i) issue 36,762,505 ordinary shares of Yutang to us at a purchase price of US$0.0001 per share as consideration to acquire all the equity interests of Tianjin Huaying Education Consulting Co., Ltd. indirectly held by us through VIE contractual arrangement, and (ii) issue 2,188,244 ordinary shares to us at a purchase price of US$0.0001 per share as consideration to acquire our equity interest in Tus-Juren online business. After the Yutang transactions, we will become a minority shareholder of Yutang.

Contractual Arrangements with our VIEs and their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai OneSmart, Rui Si and their respective shareholders “and”—Contractual Arrangements with Xiangyuan and its shareholders.”

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Dividend Distribution.”

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

B.         Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9          THE OFFER AND LISTING

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

B.         Memorandum and Articles of Association

We have adopted a fifth amended and restated memorandum and articles of association. The following are summaries of material provisions of the amended and restated memorandum and articles of association that we adopt and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company

Under our fifth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares

Our authorized share capital is US$50,000 consisting of 50,000,000,000 shares comprising of (i) 37,703,157,984 Class A ordinary shares of a par value of US$0.000001 each, (ii) 2,296,842,016 Class B ordinary shares of a par value of US$0.000001 each and (iii) 10,000,000,000 shares of a par value of US$0.000001 each of such class or classes (however designated) as our board of directors may determine in accordance with our fifth amended and restated memorandum and articles of association. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under our fifth amended and restated memorandum and articles of association, our company may not issue bearer shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Dividends may be declared and paid out of our profits, share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our fifth amended and restated memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our memorandum, and cancelling any unissued shares. Both ordinary resolution and special resolution may also be passed by an unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our fifth amended and restated memorandum and articles of association.

Appointment and Removal of Directors

Our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. Directors may be removed by ordinary resolution of our shareholders.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our fifth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fifth amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our fifth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Liquidation

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

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by the shareholders by special resolution. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or

(c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

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

Issuance of Additional Shares

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

Our amended and restated amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgage and charges, and any special resolution passed by our shareholders). However, we will provide our shareholders with annual audited financial statements.

Changes in Capital

Our shareholders may from time to time by ordinary resolution to:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution and subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Anti-Takeover Provisions

Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fifth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences Between the Law of Different Jurisdictions

The Companies Act is modeled after that of England but does not follow recent English statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company, including when:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fifth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, cost and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our fifth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fifth amended and restated memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our fifth amended and restated memorandum and articles of association do not allow our shareholders to approve matters to be determined at shareholders' meetings by way of written resolutions without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fifth amended and restated memorandum and articles of association do not allow our shareholders to requisition an extraordinary general meeting of our shareholders and do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of our company, it is not a concept that is accepted as a common practice in the Cayman Islands, and our company has made no provisions in our fifth amended and restated memorandum and articles of association to allow cumulative voting for such elections. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fifth amended and restated memorandum and articles of association, a director may be removed by a special resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our fifth amended and restated memorandum and articles of association, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time be varied, modified or abrogated by a special resolution passed at a separate general meeting of the holders of the shares of that class. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu with such existing class of shares.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law and our fifth amended and restated memorandum and articles of association, our fifth amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our fifth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fifth amended and restated memorandum and articles of association which require our company to disclose shareholder ownership above any particular ownership threshold.

Exempted Company. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not required to be open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value shares;
●	an exempted company may obtain an undertaking against the imposition of taxation on profits, capital gains or inheritance (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.          Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.         Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Exchange—Foreign Currency Exchange.”

E.         Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare net investment income and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for alternative minimum tax;
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock by vote or value; or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended August 31, 2020 and do not anticipate becoming a PFIC for the foreseeable future. While we do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December  2018 and 2019 were increases of 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

As of August 31, 2020, we had Renminbi-denominated cash and cash equivalents of RMB956.3 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on August 31, 2020 would result in a decrease of US$12.7 million in cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and bank loans that bear floating interest rates. In March 2019, we entered into a US$139 million term facility agreement with a group of arrangers led by UBS AG, Singapore Branch. Pursuant to the agreement, we were entitled to borrow US$139 million term facility with a floating interest rate of LIBOR+2.7%. In April 2020, we entered into an €10 million term facility agreement with China Everbright Bank, Seoul Branch. Pursuant to the agreement, we were entitled to borrow €10 million term facility with a floating interest rate of EURIBOR+1.7%. The interest rate risk may result from many factors, including government monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control. We may incur additional loans or other financing facilities in the future. The objective of interest rate risk management is to minimize financial costs and uncertainties associated with interest rate changes. We strive to effectively manage our interest rate risk by periodic monitoring and responding to risk factors on a timely basis, improve the structure of long-term and short-term borrowings and maintain the appropriate balance between loans with floating interest rates and fixed interest rates.

We are subject to interest rate sensitivity on our outstanding convertible notes and loans. We account for our convertible notes on fair value basis and convertible loans on an amortized cost basis. Also, because convertible notes and loans we have issued and extended either bear interest at a fixed rate or bear no interest, we have not incurred financial statement impact resulting from changes in interest rates. However, changes in market interest rates impact the fair value of the convertible notes and loans along with other variables such as our credit spreads and the market price and volatility of our ADSs and ordinary shares. Increases in market interest rates would result in a decrease in the fair value of our outstanding convertible notes and loans and decreases in market interest rates would result in an increase in the fair value of our outstanding convertible notes and loans. For information on the maturities and other contractual terms of our convertible notes and loans, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transaction with Shareholders and Affiliates.”

With regard to interest rate sensitivity on our loans, we present the sensitivity analysis below based on the exposure to interest rates for interest bearing loans with variable interest rates as of August 31, 2020. The analysis is prepared assuming that those balances outstanding as of August 31, 2020 were outstanding for the whole financial year. A 1.0% increase or decrease which represents the management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest bearing loans balances with floating interest rates as of August 31, 2020, a 1.0% increase or decrease in each applicable interest rate would add or deduct RMB9.7 million (US$1.4 million) to our interest expense for the fiscal year ended August 31, 2020.

In addition, we may from time to time invest in interest-earning instruments. Investments in both fixed rate and floating rate interest-earning instruments carry certain interest rate risk associated with our investment return. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

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

Up to US$0.05 per ADS issued

Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

Distribution of cash dividends	Up to US$0.05 per ADS held

Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).

●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

Fees and Other Payments Made by the Depositary to US

The depositary anticipates to make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We did not receive such reimbursement from the depositary in the fiscal year ended August 31, 2020.

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

ITEM 15.          CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of August 31, 2020. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of August 31, 2020.

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

	Year Ended August 31,
	2019	2020

	(in US$ thousands)
Audit fees(1)	811	832
All other fees(2)	7	—
Tax fees(3)	59	—

(1)“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, net of out-of-pocket expenses incurred and taxes.

(2)“All other fees” represents the aggregate fees billed listed for services rendered by our principal auditors associated with certain due diligence project and review of our financial statements and not reported under “Audit fees” in the fiscal year of 2019 and 2020, respectively, net of out-of-pocket expenses incurred and taxes.

(3)“Tax fees” represents the aggregate fees billed listed for the professional tax services rendered by our principal auditors.

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

The table below summarizes the repurchases we made in the periods indicated.

				Approximate
				Dollar Value of
			Total Number of	Ordinary Shares
			Ordinary	that May Yet Be
		Average Price	Shares	Purchased
	Total Number of	Paid Per	Purchased as	Under Share
	Ordinary	Ordinary	Part of Share	Repurchase
	Shares	Share	Repurchase	Program
Month	Purchased	(US$)	Program	(US$, in millions)
September 2019	—	—	—	55.01
October 2019	—	—	—	55.01
November 2019	—	—	—	55.01
December 2019	—	—	—	55.01
January 2020	—	—	—	55.01
February 2020	5,513,240	0.14	5,513,240	54.24
March 2020	48,793,800	0.13	48,793,800	47.79
April 2020	—	—	—	47.79
May 2020	22,633,560	0.12	22,633,560	45.01
June 2020	—	—	—	45.01
July 2020	—	—	—	45.01
August 2020	—	—	—	45.01

ITEM 16F.        CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.        CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Companies Act of the Cayman Islands. Currently, our board of directors is composed of six members, three of whom are independent directors. In addition, the NYSE Manual requires U.S. domestic listed companies to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act of the Cayman Islands. Currently, our compensation committee is composed of four members, only three of whom are independent directors. Our nominating and corporate governance committee is composed of four members, only three of whom are independent directors. In addition, the NYSE Manual requires shareholder approval for certain matters, including (i) requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, and (ii) requiring that shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock in certain transaction or series of related transactions, which is not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law only in determining whether shareholder approval is required.

As a result of our choice to follow home country practice in those matters, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards “and”—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

4.2

Shareholders Agreement between the Registrant and other parties thereto dated April 21, 2017 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.3

Amendment to Shareholders Agreement between the Registrant and other parties thereto dated December 11, 2017 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.5

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.6

English translation of Exclusive Purchase Right Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai Rui Si Technology Information Consulting Co., Ltd.. and its shareholders dated November 1, 2017 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.7

English translation of Exclusive Technology and Consulting Service Agreement between Shanghai Jing Xue Rui Information Technology Co., Ltd. and Shanghai Rui Si Technology Information Consulting Co., Ltd. dated November 1, 2017 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.8

English translation of Equity Pledge Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai Rui Si Technology Information Consulting Co., Ltd. and its shareholders dated November 1, 2017 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.9

English translation of Shareholders’ Voting Rights Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai Rui Si Technology Information Consulting Co., Ltd. and its shareholders dated November 1, 2017 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.10

English translation of Loan Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd. and the shareholders of Shanghai Rui Si Technology Information Consulting Co., Ltd. dated November 1, 2017(incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.11

Share Purchase Agreement and its Supplemental Agreement between the Registrant and other parties dated April 21, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.12

Series A-1 Preferred Share Purchase Agreement between the Registrant and other parties dated April 21, 2017 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.13

Share Purchase Agreement between the Registrant and other parties dated October 31, 2017 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.14

Share Purchase Agreement between the Registrant, Zhang Xi, Happy Edu Inc. and Angus Holdings Limited dated October 27, 2017 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.15

English translation of Exclusive Purchase Right Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai OneSmart Education and Training Co.,  Ltd. and its shareholders dated January 24, 2018 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.16

English translation of Exclusive Technology and Consultation Service Agreement between Shanghai Jing Xue Rui Information Technology Co., Ltd. and Shanghai OneSmart Education and Training Co., Ltd. dated January 24, 2018 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.17

English translation of Equity Pledge Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai OneSmart Education and Training Co., Ltd. and its shareholders dated January 24, 2018 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.18

English translation of Shareholders’ Voting Rights Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd., Shanghai OneSmart Education and Training Co.,  Ltd. and its shareholders dated January 24, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.19

English translation of Loan Agreement among Shanghai Jing Xue Rui Information Technology Co., Ltd. and the shareholders of Shanghai OneSmart Education and Training Co.,  Ltd. dated January 24, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.20

English translation of Payment Agreement among Lina Zheng, OneSmart International Education Group Limited, Shanghai OneSmart, Shanghai Jing Xue Rui Information and Technology Co.,  Ltd., Shanghai Jing Yu Investment Co., Ltd., Shanghai Xi Zhi Enterprise Management Co., Ltd. and Rui Si dated December 12, 2017 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.21

English translation of Payment Agreement among Guozhi Hu, OneSmart International Education Group Limited, Shanghai OneSmart, Shanghai Jing Xue Rui Information and Technology Co.,  Ltd., Shanghai Jing Yu Investment Co., Ltd., Shanghai Xi Zhi Enterprise Management Co., Ltd., Rui Si and other parties dated December 12, 2017 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

4.22

English translation of Equity Transfer Agreement and Share Transfer Agreement relating to the acquisition of Tianjin Huaying among Shanghai Jingrui Education Investment Co., Ltd, ONESMART EDU INC., the equity interest holders of Tianjin Huaying Education Consulting Co., Ltd and other parties thereto dated September 1, 2018 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F filed with the SEC on December 16, 2019 (File No. 001-38430))

4.23

English translation of Framework Agreement and Equity Transfer Agreements relating to the acquisition of minority interest in Beijing Tus-Juren among Shanghai OneSmart Education Investment Co., Ltd., Tus-Education Investment (Beijing) Co., Ltd. and other parties thereto dated September 23, 2018 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F filed with the SEC on December 16, 2019 (File No. 001-38430))

4.24

English translation of Loan Framework Agreement among Shanghai OneSmart Education Investment Co., Ltd., Beijing Yangguang Juren Education and Technology Co., Ltd. and Xiaofei Geng dated October 31, 2018 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F filed with the SEC on December 16, 2019 (File No. 001-38430))

4.25

Senior Facilities Agreement among the Registrant, UBS AG, Singapore Branch and other parties thereto dated March 27, 2019 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F filed with the SEC on December 16, 2019 (File No. 001-38430))

4.26*	Share Swap Agreement among OneSmart Online Edu. Inc., OneSmart Edu Inc., Yimi Education Technology Inc., Shanghai Yimi Education Technology Co., Ltd. and other parties thereto dated February 1, 2020

4.27*

English translation of Exclusive Purchase Right Agreement among Yimi Education Technology (Shanghai) Co., Ltd., Xiangyuan (Shanghai) Education Technology Co., Ltd. and its shareholders dated February 1, 2020

4.28*	English translation of Exclusive Business Cooperation Agreement between Yimi Education Technology (Shanghai) Co., Ltd. and Xiangyuan (Shanghai) Education Technology Co., Ltd. dated February 1, 2020

4.29*	English translation of Equity Pledge Agreement among Yimi Education Technology (Shanghai) Co., Ltd., Xiangyuan (Shanghai) Education Technology Co., Ltd. and its shareholders dated February 1, 2020

4.30*

English translation of Loan Framework Agreement among Shanghai Jingrui Education Investment Co., Ltd., Beijing Yangguang Juren Education and Technology Co., Ltd. and Xiaofei Geng dated December 20, 2019

4.31*	English translation of Loan Framework Agreement between Shanghai Jingrui Education Investment Co., Ltd. and Beijing Yangguang Juren Education and Technology Co., Ltd. dated December 20, 2019

4.32*	Share Sale and Purchase Agreement among OneSmart Edu Inc., Yutang Inc., Jiia Qin Limited, and JR Online Limited dated December 15, 2020

4.33*

Share Subscription Agreement among OneSmart Edu Inc., Yutang Inc., Jiia Qin Limited, Luomoming Limited, Tianjin Huaying Education Consulting Co., Ltd. and Beijing Juyou Network Technology Co., Ltd dated December 15, 2020

8.1*	Principal subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of King & Wood Mallesons

15.2*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

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

Date: December 31, 2020

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of OneSmart International Education Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OneSmart International Education Group Limited (the “Company”) and subsidiaries as of August 31, 2019 and 2020, the related consolidated statements of income/(loss), comprehensive income/(loss), shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2020, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers in the year ended August 31, 2019 and its method for accounting for leases in the year ended August 31, 2020.

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

December 31, 2020

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of August 31,
	Notes	2019	2020	2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,386,412	1,158,044	169,122
Restricted cash		—	187,241	27,345
Amount due from a related party	16	—	491	72
Short-term investments	6	454,426	486,756	71,086
Prepayments and other current assets	7	578,787	344,870	50,363
Total current assets		2,419,625	2,177,402	317,988

Non-current assets:
Property and equipment, net	8	567,987	581,248	84,887
Intangible assets, net	9	168,622	277,953	40,592
Long-term investments	10	1,487,638	1,048,178	153,077
Goodwill	11	815,052	1,481,401	216,345
Deferred tax assets	14	83,104	191,721	27,999
Amount due from a related party	16	18,750	20,400	2,979
Operating lease right-of-use assets	24	—	1,481,196	216,315
Other non-current assets	17	510,697	638,892	93,304
Total non-current assets		3,651,850	5,720,989	835,498
Total assets		6,071,475	7,898,391	1,153,486

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB750,164 and RMB642,674 (US$93,855) as of August 31, 2019 and 2020, respectively)	12	816,392	889,055	129,838
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB 66,300 and RMB93,156 (US$13,605) as of August 31, 2019 and 2020, respectively)		81,397	97,720	14,271
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB2,170,766 and RMB2,547,444 (US$372,031) as of August 31, 2019 and 2020, respectively)		2,170,815	2,547,493	372,038
Amounts due to related parties (including amount due to a related party of the consolidated VIEs without recourse to the Group of nil and RMB14,447 (US$2,110) as of August 31, 2019 and 2020, respectively)	16	—	14,447	2,110
Short-term loans (including short-term loans of the consolidated VIEs without recourse to the Group of RMB249,876 and RMB789,550 (US$115,307) as of August 31, 2019 and 2020, respectively)	18	249,876	789,550	115,307
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to the Group of nil and RMB483,056 (US$70,545) as of August 31, 2019 and 2020, respectively)	24	—	483,056	70,545
Long-term loans, current portion (including long-term loans, current portion of the consolidated VIEs without recourse to the Group of RMB71,820 and RMB98,280 (US$14,353) as of August 31, 2019 and 2020, respectively)	18	71,820	295,433	43,145
Total current liabilities		3,390,300	5,116,754	747,254

Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB55,719 and RMB71,021 (US$10,372) as of August 31, 2019 and 2020, respectively)	14	57,066	71,025	10,373
Long-term loans (including long-term loans of the consolidated VIEs without recourse to the Group of RMB376,380 and RMB291,780 (US$42,612) as of August 31, 2019 and 2020, respectively)	18	1,345,754	1,023,151	149,422
Convertible senior notes (including convertible senior notes of the consolidated VIEs without recourse to the Group of nil as of August 31, 2019 and 2020, respectively)	19	—	239,659	35,000
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB25,640 and RMB29,610 (US$4,324) as of August 31, 2019 and 2020, respectively)		29,442	29,610	4,324
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to the Group of nil and RMB929,135 (US$135,692) as of August 31, 2019 and 2020, respectively)	24	—	929,135	135,692
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of RMB43,440 and RMB23,084 (US$3,371) as of August 31, 2019 and 2020, respectively)		91,440	47,084	6,876
Total non-current liabilities		1,523,702	2,339,664	341,687
Total liabilities		4,914,002	7,456,418	1,088,941
Commitments and contingencies	25

Shareholders' equity:
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares authorized; 4,130,261,827 issued and outstanding as of August 31, 2019 and 4,146,103,947 issued and outstanding as of August 31, 2020, respectively)		26	26	4
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 issued and outstanding as of August 31, 2019 and 2020, respectively)		16	16	2
Treasury stock	15	(203,759)	(274,648)	(40,110)
Additional paid-in capital		5,501,992	5,598,978	817,679
Statutory reserves	23	7,080	12,270	1,792
Accumulated deficit		(4,300,153)	(5,035,172)	(735,341)
Accumulated other comprehensive income	21	87,148	99,167	14,482
Total OneSmart International Education Group Limited shareholders' equity		1,092,350	400,637	58,508
Non-controlling interests		65,123	41,336	6,037
Total shareholders' equity		1,157,473	441,973	64,545
Total liabilities, non-controlling interests and shareholders' equity		6,071,475	7,898,391	1,153,486

The accompanying notes are an integral part of these consolidated financial statements.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the years ended August 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Net revenues	5	2,862,692	3,993,873	3,438,881	502,217
Cost of revenues		(1,413,090)	(2,072,067)	(2,169,739)	(316,870)
Gross profit		1,449,602	1,921,806	1,269,142	185,347

Operating expenses:
Selling and marketing		(590,589)	(816,658)	(820,883)	(119,882)
General and administrative		(629,596)	(876,609)	(810,936)	(118,430)
Total operating expenses		(1,220,185)	(1,693,267)	(1,631,819)	(238,312)
Operating income/(loss)		229,417	228,539	(362,677)	(52,965)

Interest income		23,824	81,207	37,393	5,461
Interest expense		(18,660)	(60,637)	(103,600)	(15,130)
Other income		89,320	82,836	93,894	13,712
Other expense		(4,428)	(15,738)	(453,391)	(66,214)
Foreign exchange loss		(1,168)	(138)	(69)	(10)
Income/(loss) before income tax and share of net income/(loss) from equity investees		318,305	316,069	(788,450)	(115,146)
Income tax (expense)/benefit	14	(108,479)	(121,541)	37,785	5,518
Income/(loss) before share of net income/(loss) from equity investees		209,826	194,528	(750,665)	(109,628)
Share of net income/(loss) from equity investees		4,630	(28,325)	(17,977)	(2,625)
Net income/(loss)		214,456	166,203	(768,642)	(112,253)
Add: Net loss attributable to non-controlling interests		31,480	79,165	38,813	5,668
Net income/(loss) attributable to OneSmart International Education Group Limited's shareholders		245,936	245,368	(729,829)	(106,585)
Accretion to redemption value of redeemable convertible preferred shares		(962,905)	—	—	—
Deemed dividend-repurchase of redeemable convertible preferred shares		(4,266)	—	—	—
Net (loss)/income attributable to ordinary shareholders of OneSmart International Education Group Limited		(721,235)	245,368	(729,829)	(106,585)

(Loss)/earnings per share:
Basic	20	(0.1740)	0.0380	(0.1131)	(0.0165)
Diluted	20	(0.1740)	0.0366	(0.1131)	(0.0165)

Shares used in (loss)/earnings per share computation (in millions of shares):
Basic	20	4,145	6,460	6,451	6,451
Diluted	20	4,145	6,709	6,451	6,451

The accompanying notes are an integral part of these consolidated financial statements.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the years ended August 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net income/(loss)	214,456	166,203	(768,642)	(112,253)
Other comprehensive income/(loss):
Unrealized gain/(loss) on available-for-sale investments, net of tax	23,319	(35,161)	1,676	245
Foreign currency translation adjustment	86,458	(6,591)	10,343	1,511
Comprehensive income/(loss)	324,233	124,451	(756,623)	(110,497)
Add: Comprehensive loss attributable to non-controlling interests	31,480	79,165	38,813	5,668
Comprehensive income/(loss) attributable to OneSmart International Education Group Limited's shareholders	355,713	203,616	(717,810)	(104,829)

The accompanying notes are an integral part of these consolidated financial statements.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

							OneSmart
						Accumulated	International
	Number of		Additional			other	Education Group	Non-	Total
	ordinary	Ordinary	paid-in	Statutory	Accumulated	comprehensive	shareholders'	controlling	shareholders'
	shares	shares	capital	reserves	deficit	income	(deficit)/equity	interests	(deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of August 31, 2017	2,534,381,925	17	82,139	3,739	(1,567,136)	19,123	(1,462,118)	28,458	(1,433,660)
Distribution to shareholders (Note 1)	—	—	(82,139)	—	(2,160,775)	—	(2,242,914)	—	(2,242,914)
Repurchase of ordinary shares (Note 1)	(94,897,359)	(1)	—	—	(85,363)		(85,364)	—	(85,364)
Redesignation of Class B ordinary shares to redeemable convertible preferred shares (Note 1)	(142,642,550)	(1)	—	—	(204,007)	—	(204,008)	—	(204,008)
Deemed dividend-repurchase of redeemable convertible preferred shares (Note 1)	—	—	—	—	(4,266)	—	(4,266)	—	(4,266)
Conversion of redeemable convertible preferred shares (Note 15)	3,568,365,545	23	4,272,270	—	—	—	4,272,293	—	4,272,293
Accretion to redemption value of redeemable convertible preferred shares (Note 22)	—	—	—	—	(758,898)	—	(758,898)	—	(758,898)
Proceeds from initial public offering (Note 15)	652,000,000	4	1,048,656	—	—	—	1,048,660	—	1,048,660
Initial public offering issuance costs (Note 15)	—	—	(26,752)	—	—	—	(26,752)	—	(26,752)
Acquisition of subsidiaries	—	—	—	—	—	—	—	72,574	72,574
Disposal of subsidiaries	—	—	—	—	—	—	—	2,811	2,811
Appropriation of statutory reserves	—	—	—	533	(533)	—	—	—	—
Acquisition of non-controlling interests	—	—	(14,157)	—	—	—	(14,157)	435	(13,722)
Distribution to a non-controlling interest	—	—	—	—	—	—	—	(3,430)	(3,430)
Capital contribution	—	—	—	—	—	—	—	1,200	1,200
Comprehensive income	—	—	—	—	245,936	109,777	355,713	(31,480)	324,233
Share-based compensation (Note 13)	—	—	146,486	—	—	—	146,486	—	146,486
Balance as of August 31, 2018	6,517,207,561	42	5,426,503	4,272	(4,535,042)	128,900	1,024,675	70,568	1,095,243

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

								OneSmart
							Accumulated	International
	Number of		Additional				other	Education Group	Non-	Total
	ordinary	Ordinary	paid-in	Treasury	Statutory	Accumulated	comprehensive	shareholders'	controlling	shareholders'
	shares	shares	capital	Stock	reserves	deficit	income	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of August 31, 2018	6,517,207,561	42	5,426,503	—	4,272	(4,535,042)	128,900	1,024,675	70,568	1,095,243

Comprehensive income	—	—	—	—	—	245,368	(41,752)	203,616	(79,165)	124,451
Appropriation of statutory reserves	—	—	—	—	2,808	(2,808)	—	—	—	—
Share repurchase (Note 15)	(145,762,478)	—	—	(203,759)	—	—	—	(203,759)	—	(203,759)
Exercise of employee stock options	55,658,760	—	2,744	—	—	—	—	2,744	—	2,744
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	11,067	11,067
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(18,892)	(18,892)
Acquisition of non-controlling interests	—	—	(10,808)	—	—	—	—	(10,808)	1,048	(9,760)
Distribution to a non-controlling interest	—	—	—	—	—	—	—	—	(980)	(980)
Disposal of non-controlling interests	—	—	12,021	—	—	—	—	12,021	86,079	98,100
Capital contribution	—	—	—	—	—	—	—	—	(4,602)	(4,602)
Share-based compensation (Note 13)	—	—	71,532	—	—	—	—	71,532	—	71,532
Cumulative-effect upon adoption of ASC 606 (Note 2)	—	—	—	—	—	(7,671)	—	(7,671)	—	(7,671)
Balance as of August 31, 2019	6,427,103,843	42	5,501,992	(203,759)	7,080	(4,300,153)	87,148	1,092,350	65,123	1,157,473

								OneSmart
							Accumulated	International
	Number of		Additional				other	Education Group	Non-	Total
	ordinary	Ordinary	paid-in	Treasury	Statutory	Accumulated	comprehensive	shareholders'	controlling	shareholders'
	shares	shares	capital	Stock	reserves	deficit	income	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of August 31, 2019	6,427,103,843	42	5,501,992	(203,759)	7,080	(4,300,153)	87,148	1,092,350	65,123	1,157,473

Comprehensive loss	—	—	—	—	—	(729,829)	12,019	(717,810)	(38,813)	(756,623)
Appropriation of statutory reserves	—	—	—	—	5,190	(5,190)	—	—	—	—
Share repurchase (Note 15)	(76,586,600)	(1)	—	(70,889)	—	—	—	(70,890)	—	(70,890)
Exercise of employee stock options	92,428,720	1	7,774	—	—	—	—	7,775	—	7,775
Acquisition of subsidiaries (Note 4)	—	—	—	—	—	—	—	—	39,198	39,198
Disposal of interests in subsidiaries	—	—	25	—	—	—	—	25	(25)	—
Disposal of subsidiaries	—	—	—	—	—	—	—	—	3,944	3,944
Acquisition of non-controlling interests (Note 15)	—	—	(48,799)	—	—	—	—	(48,799)	(21,285)	(70,084)
Distribution to non-controlling interests	—	—	—	—	—	—	—	—	(7,056)	(7,056)
Capital contribution	—	—	—	—	—	—	—	—	250	250
Share-based compensation (Note 13)	—	—	137,986	—	—	—	—	137,986	—	137,986
Balance as of August 31, 2020	6,442,945,963	42	5,598,978	(274,648)	12,270	(5,035,172)	99,167	400,637	41,336	441,973
Balance as of August 31, 2020 in US$	6,442,945,963	6	817,679	(40,110)	1,792	(735,341)	14,482	58,508	6,037	64,545

The accompanying notes are an integral part of these consolidated financial statements.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the years ended August 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income/(loss)	214,456	166,203	(768,642)	(112,253)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	112,294	152,801	209,663	30,619
Amortization	7,020	23,081	38,302	5,594
Share-based compensation	146,486	71,532	137,986	20,152
Lease expense to reduce operating lease right-of -use assets	—	—	461,423	67,386
Income from investments	(18,451)	(50,746)	(24,831)	(3,626)
Share of net (income)/loss from equity investees	(4,630)	28,325	17,977	2,625
Gain from disposal of long-term investments	—	(15,403)	(50,407)	(7,361)
Gain from disposal of subsidiaries	—	(8,805)	(9,390)	(1,371)
Loss from disposal of a business	—	—	21,699	3,169
Impairment of other receivables	—	—	52,428	7,657
Losses on extinguishment of debt securities	—	—	153,061	22,353
Impairment of long-term investments	—	10,000	161,605	23,601
Investments fair value change	—	(12,854)	—	—
Gain from step acquisitions	(3,730)	(1,897)	(594)	(87)
Contingent consideration fair value change	—	5,124	3,644	532
Loss on disposal of property and equipment	—	940	5,889	860
Changes in operating assets and liabilities:
Prepayments and other current assets	(167,085)	(257,262)	166,339	24,292
Amount due from a related party	81,254	—	(491)	(72)
Deferred tax assets	(48,025)	(38,355)	(86,521)	(12,636)
Other non-current assets	(34,962)	(68,782)	31,901	4,659
Accrued expenses and other current liabilities	131,230	297,288	(85,284)	(12,455)
Income taxes payable	7,727	36,924	16,323	2,384
Prepayments from customers	415,585	(4,497)	239,557	34,985
Operating lease liabilities	—	—	(451,916)	(65,998)
Deferred tax liabilities	23,528	—	—	—
Amount due to a related party	—	—	803	117
Unrecognized tax benefit	4,673	11,757	168	25
Net cash provided by operating activities	867,370	345,374	240,692	35,151
Cash flows from investing activities
Purchase of short-term investments	(1,761,171)	(820,005)	(582,573)	(85,079)
Proceeds from disposal of short-term investments	1,413,029	1,191,505	404,859	59,126
Income from short-term investments	18,451	11,451	7,110	1,038
Purchase of long-term investments	(369,274)	(1,120,706)	(180,983)	(26,431)
Proceeds from disposal of long-term investments	260	64,432	—	—
Purchase of property and equipment	(242,041)	(283,964)	(193,166)	(28,210)
Proceeds from disposal of property and equipment	997	518	—	—
Amounts due from third parties	—	(237,059)	(284,618)	(41,566)
Amount due from a related party	—	(2,250)	(1,650)	(241)
Acquisition of subsidiaries, net of cash acquired	(229,495)	(138,749)	(87,926)	(12,841)
Disposal of subsidiaries, net of cash disposed	—	(57,508)	12,016	1,755
Net cash used in investing activities	(1,169,244)	(1,392,335)	(906,931)	(132,449)
Cash flows from financing activities
Proceeds from initial public offering	1,048,660	—	—	—
Initial public offering issuance costs	(26,752)	—	—	—
Proceeds from issuance of Series A-1 redeemable convertible preferred shares, net of issuance costs	1,840,295	—	—	—
Proceeds from bank loans	460,000	1,257,472	803,817	117,390
Repayment of bank loans	(15,000)	(95,000)	(322,418)	(47,086)
Proceeds from issuance of convertible senior notes, net of issuance costs	—	—	246,113	35,943
Acquisition of non-controlling interests	(13,722)	(70,908)	(8,834)	(1,290)
Disposal of non-controlling interests	—	98,100	—	—
Capital contributed from non-controlling interests	1,200	690	250	37
Distribution to non-controlling interests	(3,430)	(980)	(7,056)	(1,030)
Distribution to shareholders	(2,638,646)	—	—	—
Proceeds from exercise of share options	—	2,744	7,776	1,136
Share repurchase	—	(203,760)	(70,889)	(10,353)
Net cash provided by financing activities	652,605	988,358	648,759	94,747
Effect of exchange rate changes	78,244	34,268	(23,647)	(3,455)
Net increase/(decrease) in cash and cash equivalents and restricted cash	428,975	(24,335)	(41,127)	(6,006)
Cash and cash equivalents and restricted cash, at the beginning of year	981,772	1,410,747	1,386,412	202,473
Cash and cash equivalents and restricted cash, at the end of year	1,410,747	1,386,412	1,345,285	196,467
Supplemental disclosure of cash flow information:
Interest paid	14,487	40,682	107,184	15,653
Income tax paid	114,631	98,114	29,826	4,356
Supplemental disclosure of non-cash activities:
Operating lease liabilities arising from obtaining right-of-use assets	—	—	313,225	45,744
Supplemental disclosure of non-cash investing activities:
Acquisition of subsidiaries with conversion of previously held long-term investments in and loans to the subsidiaries	—	—	556,891	81,329
Purchase of property and equipment included in accrued expenses and other current liabilities	24,224	29,467	36,363	5,310
Purchase of long-term investments included in accrued expenses and other current liabilities	25,290	37,093	1,336	195
Contingent consideration for business acquisition included in other non-current liabilities	—	91,440	47,084	6,876

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

The Company undergone a reorganization in 2017 whereby the Company became the ultimate parent entity of its subsidiaries, the VIEs and the VIEs’ subsidiaries. As part of the reorganization, the business operations of the consolidated subsidiaries, the VIEs and the VIEs’ subsidiaries were transferred to the Company.  In return, the Company issued 2,439,484,566 of Class B ordinary shares to Happy Edu Inc., a company wholly owned by Mr. Zhang Xi (“the Founder”), as well as 94,897,359 of Class A ordinary shares, 1,890,686,563 of Series A redeemable convertible preferred shares and 35,757,200 of Series A-1 redeemable convertible preferred shares to the shareholders of the VIEs (“the Reorganization”). The Company also paid RMB2,242,914 (US$327,557) to certain shareholders of the VIEs in full in January 2018.

In September 2017, immediately following the Reorganization, the Company issued 1,840,535,677 Series A-1 redeemable convertible preferred shares to new investors for gross cash consideration of RMB1,840,536 (US$268,793). The Series A-1 redeemable convertible preferred shares carried the same terms and conditions as those issued during the Reorganization (Note 22). The Company initially recorded the Series A-1 redeemable convertible preferred shares at fair value less issuance costs of RMB241 (US$35), and chose to recognize changes in the redemption value immediately and adjusted the redeemable convertible preferred share carrying value to equal their redemption value.

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

In December 2017, the Founder transferred 142,642,550 of his Class B ordinary shares to a new investor for cash consideration of RMB163,023 (US$23,808) and each of such transferred ordinary share was re-designated as a Series A-1 redeemable convertible preferred share.

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

On March 28, 2018, the Company completed its an initial public offering (“IPO”) on the New York Stock Exchange. The Company offered 16,300,000 ADSs representing 652,000,000 Class A ordinary shares at US$11.00 per ADS. Net proceeds from the IPO deducting underwriting discount and other expenses were RMB1,048,660 (US$153,147). IPO costs of RMB26,752 (US$3,907) were recorded as reduction of the proceeds from the IPO in shareholders' equity.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.    Organization and Principal Activities (continued)

Details of the Group’s subsidiaries, the VIEs and the major subsidiaries of the VIEs as of August 31, 2020 are as follows:

			Percentage
			of direct or
			indirect
	Date of		ownership
	incorporation/	Place of	by the
Entity	acquisition	incorporation	Company	Principal activities
			Direct
Subsidiaries:
OneSmart Edu Inc. (“OneSmart BVI”)	June 16, 2016	BVI	100%	Holding company
OneSmart Edu (HK) Limited (“OneSmart HK”)	July 11, 2017	Hong Kong	100%	Holding company
OneSmart Great Edu (HK) Limited (“Great EDU”)	Sept 11, 2018	Hong Kong	100%	Holding company
OneSmart Online Edu Inc. (“OneSmart Online”)	December 4, 2019	Cayman	90%	Holding company
Yimi Education Technology Inc. (“Yimi Cayman”)	February 1, 2020	Cayman	90%	Holding company
Yimi Education Technology (HK) Limited (“Yimi HK”)	February 1, 2020	Hong Kong	90%	Holding company
Shanghai Jing Xue Rui Information and Technology Co., Ltd. (“Shanghai Jing Xue Rui” or “WFOE”)	September 28, 2011	PRC	100%	Educational technology research and development
Yimi Education Technology (Shanghai) Co., Ltd (“Yimi Shanghai” or “WFOE”)	February 1, 2020	PRC	90%	Educational technology research and development

			Indirect
VIEs:
Shanghai OneSmart Education and Training Co., Ltd. (“Shanghai OneSmart”)	September 11, 2007	PRC	100%	K12 post-class education program services
Shanghai Rui Si Technology Information Consulting Co., Ltd. (“Shanghai Rui Si”)	June 8, 2009	PRC	100%	Early childhood education services
Xiangyuan (Shanghai) Education Technology Co., Ltd. (“Shanghai Xiangyuan”)	December 6, 2019	PRC	100%	K12 post-class online education program services

Subsidiaries of VIEs:
Beijing Jingrui Peiyou Education Consulting Co., Ltd. (“Beijing Jingrui Peiyou”)	July 5, 2010	PRC	100%	K12 post-class education program services
Nanjing Jingrui Education Information Consulting Co., Ltd. (“Nanjing Jingrui”)	March 31, 2011	PRC	100%	K12 post-class education program services
Hangzhou OneSmart Education Information Consulting Co., Ltd. (“Hangzhou OneSmart”)	April 2, 2011	PRC	100%	K12 post-class education program services
Guangzhou Jingxuerui Education Information Consulting Co., Ltd. (“Guangzhou OneSmart”)	June 27, 2012	PRC	100%	K12 post-class education program services
Shenzhen Jingrui Education Training Centers (“Shenzhen Jingrui”)	September 7, 2012	PRC	100%	K12 post-class education program services
Changzhou Jingrui Education Information Consulting Co., Ltd. (“Changzhou Jingrui”)	May 27, 2014	PRC	100%	K12 post-class education program services
Tianjin Huaying Education Consulting Co., Ltd. (“Tianjin Huaying”)	September 5, 2018	PRC	100%	K12 post-class education program services
Shanghai Jing Yu Investment Co., Ltd. (“Shanghai Jing Yu”)	October 23, 2015	PRC	100%	Investment holding
Wuxi Jingzhirui Education Training Centers (“Wuxi Jingzhirui”)	November 9, 2018	PRC	100%	K12 post-class education program services
Shanghai Jingsirui Education Training Centers (“Shanghai Jingsirui”)	December 7, 2015	PRC	100%	K12 post-class education program services
Shanghai FasTrack English Education Training Co., Ltd. (“FasTrack English”)	January 1, 2018	PRC	75.61%	Early childhood education services
Shanghai OneSmart Education Investment Co., Ltd. (“Shanghai OneSmart Education Investment”)	November 25, 2014	PRC	100%	Investment holding

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

The Group’s business has been directly operated by the VIEs and their subsidiaries. For the years ended August 31, 2018 , 2019 and 2020, the VIEs contributed 100%, 99% and 100% of the Group’s consolidated revenues, respectively. As of August 31, 2019 and 2020, the VIEs accounted for an aggregate of 82% and 91%, respectively, of the consolidated total assets, and 78% and 81%, respectively, of the consolidated total liabilities. The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements:

	As of August 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	741,803	955,331	139,517
Restricted cash	—	64,272	9,386
Amount due from a related party	—	491	72
Short-term investments	339,742	197,910	28,903
Prepayments and other current assets	541,708	341,405	49,859
Total current assets	1,623,253	1,559,409	227,737

Non-current assets:
Property and equipment, net	539,480	554,069	80,917
Intangible assets, net	168,622	276,798	40,424
Long-term investments	1,251,016	992,652	144,968
Goodwill	815,052	1,481,401	216,345
Deferred tax assets	81,618	191,721	27,999
Amount due from a related party	18,750	20,400	2,979
Other non-current assets	510,697	638,892	93,304
Operating lease right-of-use assets	—	1,481,196	216,315
Total non-current assets	3,385,235	5,637,129	823,251
Total assets	5,008,488	7,196,538	1,050,988

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.    Organization and Principal Activities (continued)

The VIE arrangements (continued)

	As of August 31,
	2019	2020	2020
	RMB	RMB	US$
LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	750,164	642,674	93,855
Income tax payable	66,300	93,156	13,605
Prepayments from customers	2,170,766	2,547,444	372,031
Amounts due from related parties	—	14,447	2,110
Short-term loan	249,876	789,550	115,307
Operating lease liabilities, current portion	—	483,056	70,545
Long-term loans, current portion	71,820	98,280	14,353
Total current liabilities	3,308,926	4,668,607	681,806

Non-current liabilities:
Deferred tax liabilities	55,719	71,021	10,372
Long-term loans	376,380	291,780	42,612
Unrecognized tax benefit	25,640	29,610	4,324
Other non-current liabilities	43,440	23,084	3,371
Operating lease liabilities, non-current portion	—	929,135	135,692
Total non-current liabilities	501,179	1,344,630	196,371

Total liabilities	3,810,105	6,013,237	878,177

	For the years ended August 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net revenues	2,862,692	3,964,820	3,436,926	501,932
Net income/(loss)	190,315	154,305	(683,740)	(99,854)

	For the years ended August 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash provided by operating activities	534,374	338,161	607,495	88,719
Net cash provided/(used in) by investing activities	839,810	(359,923)	(801,909)	(117,111)
Net cash (used in)/provided by financing activities	(1,832,368)	256,052	472,213	68,962
Net (decrease)/increase in cash and cash equivalents and restricted cash	(458,184)	234,290	277,799	40,570

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.    Organization and Principal Activities (continued)

The VIE arrangements (continued)

There are no consolidated VIEs’ assets that are pledged or collateralized for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations, except for registered capital and the PRC statutory reserves and certain property with carrying amounts of RMB10,000 (US$1,460) that were pledged to secure banking borrowings granted to the Company (Note 18). Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 23 for disclosure of the restricted net assets. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. There were no other pledges or collateralization of the VIEs’ assets.

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

(c)   Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to valuation allowance for deferred tax assets, uncertain tax position, the initial valuation of the assets acquired and liabilities assumed in a business combination, economic lives and impairment of long-lived assets, impairment of goodwill, the valuation of short-term and long-term investments and share-based compensation. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)   Foreign currency

The functional currency of the Company, OneSmart BVI, and OneSmart HK is the United States Dollars (“US$”). The Company’s PRC subsidiaries and the VIEs determined their functional currency to be Renminbi (the “RMB”). The Group uses the RMB as its reporting currency.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.   Summary of Significant Accounting Policies (continued)

(d)   Foreign currency (continued)

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

(e)   Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8474 on August 31, 2020 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)   Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(g)   Restricted cash

Restricted cash primarily represents deposits held in a designated bank account as pledged security for the principle and interest payments on the Group’s long-term or short-term loans. The restricted cash related to deposits held in designated bank accounts as pledge of long-term or short-term loans are disclosed in Note 18.

(h)   Short-term investments

The Group accounts for all investments in accordance with ASC topic 320 (“ASC 320”), Investments – Debt and Equity Securities. The Group classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. All investments with original maturities of greater than three months not exceeding twelve months are classified as short-term investments, while those of more than twelve months are classified as long-term investments (Note 10). Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.    Summary of Significant Accounting Policies (continued)

(h)   Short-term investments (continued)

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

(i)   Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

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

(j)   Impairment of long-lived assets other than goodwill

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

(k)   Business combination

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

(l)   Goodwill

The Group assesses goodwill for impairment in accordance with ASC 350-20, Intangibles-Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.    Summary of Significant Accounting Policies (continued)

(l)   Goodwill (continued)

The Group has determined it has five reporting units. Goodwill was allocated to four and five reporting units as of August 31, 2019 and 2020, respectively. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

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

(m)   Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. The estimated useful lives of intangible assets from the date of purchase are as follows:

Category	Estimated Useful Lives
Student base	5 years
Customer relationship	1-9 years
Trademark	10-20 years
License	30 years
Franchise agreements	6 years
Technology and system	5 years

(n)  Long-term investments

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

2.    Summary of Significant Accounting Policies (continued)

(n)  Long-term investments (continued)

The Group adopted ASC Topic 321, Investments-Equity Securities (“ASC 321”) from September 1, 2018. Pursuant to ASC 321, for equity securities measured at fair value with changes in fair value record in earnings, the Group does not assess whether those investments are impaired.  For those equity securities that the Group selects to use the measurement alternative, the Group uses the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

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

Investment in debt securities accounted for at fair value with original maturities of greater than twelve months are classified as long-term investments. As investment in debt securities classified as available for sale in accordance with ASC 320 are reported at fair value. Any unrealized gains and losses on available-for-sale investments are included in other comprehensive income. Interest income are recognized in earnings. When a decline in value is determined to be other-than-temporary, the impairment loss on the long-term available-for-sale investments would be recognized in the consolidated statements of comprehensive income.

In 2019 and 2020, the Group evaluated its investments, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, its intent and ability to hold the investment and the invested companies' financial performance and near-term prospects. Based on the evaluation, the Group recorded impairment loss of nil, RMB10,000 and RMB161,605 (US$23,601) for the years ended August 31, 2018, 2019 and 2020, respectively.

(o)   Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, short-term and long-term investments, due from third party payment platforms, due from third parties, amount due from a related party, redeemable convertible preferred shares, short-term and long-term loans, and convertible senior notes.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (continued)

(o)   Fair value of financial instruments (continued)

The carrying amounts of these financial instruments, except for the short-term and long-term investments, redeemable convertible preferred shares (Note 22), long-term loans and convertible senior notes, approximate their fair values because of their short-term maturities. Available-for-sale investments are adjusted to fair value at each reporting date. The redeemable convertible preferred shares were initially recognized at fair value upon issuance and immediately accreted to their full redemption value as of redemption occurred at the end of the reporting periods.  If a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the redeemable convertible preferred shares as a contribution to additional paid in capital.  The discount resulting from the beneficial conversion feature is amortized from the date of issuance to the earliest conversion date. The carrying amount of the long-term loan and convertible senior notes approximate their fair value due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar debt instruments with comparable maturities.

(p)   Revenue recognition

On September 1, 2018, the Group adopted ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of September 1, 2018. Results for the year ended August 31, 2019 and 2020 are presented under Topic 606, while revenues for the years ended August 31, 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition (“Topic 605”).

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

The Group generates revenues primarily through tuition fees from personalized and small class premium tutoring services with individual students in the PRC. In addition, the Group generates revenues from other services such as franchise, licensing, and study tours. The following table presents the Group’s revenues disaggregated by revenue sources for the years ended August 31, 2019 and 2020.

	Personalized and small
Disaggregation of net	class premium tutoring		For the year ended
revenues	services	Others	August 31, 2019
OneSmart VIP	3,064,994	102,531	3,167,525
HappyMath	514,242	—	514,242
FasTrack	180,452	11,978	192,430
Tianjin Huaying and Hu Dong	119,676	—	119,676
	3,879,364	114,509	3,993,873

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.    Summary of Significant Accounting Policies (continued)

(p)   Revenue recognition (continued)

	Personalized and
	small class
	premium tutoring		For the year ended
Disaggregation of net revenues	services	Others	August 31, 2020
OneSmart VIP	2,616,057	9,122	2,625,179
HappyMath	422,944	—	422,944
FasTrack	170,707	5,763	176,470
OneSmart Online	103,848	—	103,848
Tianjin Huaying and Hu Dong	110,440	—	110,440
	3,423,996	14,885	3,438,881

Primary sources of the Group’s revenues are as follows:

1)	Personalized premium tutoring services is referring to OneSmart VIP one-on-one and one-on-three tutoring services. Small class premium tutoring services primarily consist of HappyMath, FasTrack, and other after-school small classes tutoring. The Group launched OneSmart Online in February 2020 as a complement to its offline business providing online courses to the existing student base from OneSmart VIP, HappyMath and FasTrack English programs through an online platform. OneSmart Online also integrated the online tutoring business from Shanghai Yimi after the acquisition (Note 4). Each contract of personalized premium service and small class tutoring service is accounted for as a single performance obligation which is satisfied proportionately over the stated service period. Tuition fees are generally collected in advance and are initially recorded as prepayments from customers. Tuition revenues are recognized proportionately as the tutoring sessions are delivered.

Refunds are provided to students who decide to withdraw from contracts for remaining undelivered tutoring sessions. A refund is equal to and limited to the amount related to the undelivered classes. The Group estimates and records a refund liability for the potion of tuition fees collected in advance that it does not expect to be entitled to.

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

The Group’s contract assets consisted of accounts receivable for other services. The balance of contract assets amounted to RMB38,912 and nil as of August 31, 2019 and August 31, 2020, respectively. The Group’s contract liabilities mainly consisted of prepayments from customers, with a balance of RMB2,170,815 and RMB2,547,493 (US$372,038) as of August 31, 2019 and August 31, 2020, respectively. A majority of contract liabilities at the beginning of the year ended August 31, 2020 were recognized as revenues during the year ended August 31, 2020 and a majority of contract liabilities as of August 31, 2020 are expected to be realized in the following year. The difference between the opening and closing balances of the Group's contract liabilities primarily results from the timing difference between the Group's satisfaction of performance obligation and the customers’ payments.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.    Summary of Significant Accounting Policies (continued)

(p)  Revenue recognition (continued)

Refund liabilities mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to attend tutoring. The refund liability estimation is based on historical refund ratio on a portfolio basis using the most likely amount method. As of August 31, 2019 and August 31, 2020, refund liability amounted to RMB232,445 and RMB333,045 (US$48,638), respectively, is recorded in prepayments from customers.

(q)   Cost of revenues

Cost of revenues consist primarily of salaries and other personnel expenses, rental expenses, depreciation expenses, utilities and other expenses directly attributable to the Group’s revenues.

(r)   Advertising expenditures

Advertising expenditures are expensed when incurred and are included in selling and marketing expenses, which amounted to RMB278,841, RMB383,306 and RMB378,198 (US$55,232) for the years ended August 31, 2018 , 2019 and 2020, respectively.

(s)   Government grants

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

For the years ended August 31, 2018, 2019 and 2020, government grants in the amounts of RMB64,111, RMB31,937 and RMB24,238 (US$3,540) were recognized as other income in the consolidated statements of income, respectively.

(t)   Leases

The Group adopted ASU No. 2016-02, Leases (Topic 842) (“ASC 842”) from September 1, 2019 by using the modified retrospective method and did not restate the comparable periods. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Group also elected the short-term lease exemption for all contracts with lease terms of 12 months or less. The Group have lease agreements with lease and non-lease components, which are generally accounted for separately.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.    Summary of Significant Accounting Policies (continued)

(t)   Leases (continued)

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The ROU assets also include any lease payments made, net of lease incentives. Lease expense is recorded on a straight-line basis over the lease term. The Company's leases often include options to extend and lease terms include such extended terms when the Company is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Company is reasonably certain not to exercise those options.

Upon adoption, the Group recognized ROU assets of RMB1,632,236 and total lease liabilities (including current and non-current) RMB1,550,882 for operating leases, based on the present value of the remaining minimum rental payments under existing operating leases. The difference between the lease liabilities and ROU assets represented the prepaid rent balances of RMB81,354. The impact of adopting ASC 842 on the Group’s opening accumulated deficit, current year net income and current year cash flow was insignificant. As of August 31, 2020, the Group recognized operating lease ROU assets of RMB1,481,196 (US$216,315) and total lease liabilities RMB1,412,191 (US$206,237), including current portion of RMB483,056 (US$70,545) for operating leases.

(u)   Income taxes

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

(v)   Share-based compensation

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

(v)   Share-based compensation (continued)

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

The Group uses the accelerated method to recognize compensation expense for all awards granted. The Group, with the assistance of an independent third-party valuation firm, determined the fair value of the awards granted to employees. The Group adopted ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, (“ASU 2016-09”) and elected to account for forfeitures as they occur.

(w)   Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of RMB256,298, RMB336,067 and RMB305,649 (US$44,637) for the years ended August 31, 2018, 2019 and 2020, respectively.

(x)   Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income/(loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income/(loss) includes net income and unrealized gain on available-for-sale investments, net of tax and is presented in the consolidated statements of comprehensive income/(loss).

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (continued)

(y)   Earnings/(Loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Group’s redeemable convertible preferred shares and convertible senior notes using the if-converted method and ordinary shares issuable upon the exercise of share options and restricted Class A ordinary shares (“Restricted Shares”) using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted earnings/(loss) per share are not reported separately for Class A or Class B ordinary shares (the “Ordinary Shares”) as each class of shares has the same rights to undistributed and distributed earnings.

(z)   Segment reporting

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

(aa) Comparative information

Certain of the prior year comparative figures have been reclassified to conform to the current year's presentation.

(ab) Non-controlling interests

For certain subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss or income on the consolidated statements of income includes the net loss or income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the Group’s consolidated balance sheets.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.    Summary of Significant Accounting Policies (continued)

(ac) Recent accounting pronouncements

In June 2016, the FASB issued ASU No.2016-13(“ASU 2016-13”), Financial Instruments—Credit Losses. Subsequently, the FASB issued ASU 2019-05, Financial Instruments- Credit Losses (Topic 326): Targeted Transition Relief and codification improvements to Topic 326 in ASU 2019-11, ASU 2019-04 and ASU 2018-19. The amendments update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The new standard is effective for the Group beginning September 1, 2020. The Group does not expect any material impact on its consolidated financial statements as a result of adopting the new standard.

In January 2017, the FASB issued ASU No. 2017-04 (“ASU 2017-04”), Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss.  The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted. The guidance should be applied on a prospective basis. The Group is not early adopting the new standard. The new standard is effective for the Group beginning September 1, 2020. The Group does not expect the adoption will have material impact on the consolidation financial statements.

In August 2018, the FASB issued ASU No.2018-13 (“ASU 2018-13”), Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Group is not early adopting the standard, and the new standard will become effective for the Group beginning September 1, 2020. The Group does not expect the adoption will have material impact on the consolidation financial statements.

In December 2019, the FASB issued ASU No. 2019-12 (“ASU 2019-12”), Income Taxes (Topic 740) - Simplifying the accounting for Income Taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. ASU 2019-12 is effective for the Group’s for fiscal years beginning September 1, 2021 and interim periods within those fiscal years. The Group does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.    Summary of Significant Accounting Policies (continued)

(ac) Recent accounting pronouncements (continued)

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815). The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. The amendments are effective for fiscal years beginning September 1, 2021, and interim periods within those fiscal years. The Group does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

3.   Concentration of Risks

(a)   Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, due from third party payment platform, due from third parties, amount due from a related party, and short-term and long-term investments. As of August 31, 2020, all of the Group’s cash and cash equivalents, restricted cash, certain short-term investments were deposited with financial institutions with high-credit ratings and quality. There has been no recent history of default in relation to these financial institutions.

The Group manages credit risk of due from third party payment platform, due from third parties, amount due from a related party and certain short-term and long-term available-for-sale investments by performing credit assessments on its borrowers and its ongoing monitoring of the outstanding balances.

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

The concentration of our business in Shanghai exposes us to geographical concentration risks related to this region. No single customer or supplier accounted for more than 10% of revenues or costs of revenues for the years ended August 31, 2018, 2019 and 2020.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.    Concentration of Risks (continued)

(c)   Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against US$, there was appreciation of approximately 3.6%, appreciation of approximately 4.7% and depreciation of approximately 4.3% during the years ended August 31, 2018, 2019 and 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

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

4.   Business Combinations

During the years ended August 31, 2018, 2019 and 2020, the Group completed  ten, twenty-six and six acquisitions, respectively. These acquisitions are expected to strengthen the Group’s current market and to generate synergy with the Group’s organic business. The results of the acquired entities’ operations have been included in the Company's consolidated financial statements since their respective dates of acquisition.  The Group completed the valuation necessary to assess the fair value of the acquired assets and liabilities and the non-controlling interests, resulting from which the amounts of goodwill were determined and recognized as of the respective acquisition dates.

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

4.   Business Combinations (continued)

In July 2017, the Group acquired 20% equity interest in Yuhan and the investment was accounted for under the equity method given the Group’s ability to exercise significant influence over the operations of Yuhan.  In January 2018, the Group entered into a share purchase agreement to purchase an additional 55.6% equity interest in Yuhan for cash consideration of RMB140,000 (US$20,446). The acquisition closed on January 2, 2018 when the Company obtained control of Yuhan holding in aggregate 75.6% of its equity interest.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the year ended August 31,
	2018	2018
	RMB	US$
Intangible assets (i) (Note 9)	97,870	14,293
Net tangible assets (ii)	(24,331)	(3,553)
Goodwill (Note 11)	161,001	23,513
Total fair value of purchase price allocation	234,540	34,253

Cash consideration	140,000	20,446
Fair value of ownership interests previously held in the acquiree	42,595	6,221
Fair value of non-controlling interest	51,945	7,586
(i)	The acquired intangible assets consisted of trademark, license use right, customer relationship, student base as well as franchise agreements. These intangible assets have estimated amortization periods of five to thirty years.
(ii)	Net tangible assets acquired primarily included cash and cash equivalent of RMB6,381 (US$932), short-term investment of RMB46,000 (US$6,718), prepayment and other current assets of RMB20,175 (US$2,946), property and equipment of RMB7,662 (US$1,119), accrued expenses and other current liabilities of RMB18,979 (US$2,772), deferred tax liabilities of RMB24,268 (US$3,544) and prepayments from customers of RMB62,668 (US$9,152) as of the date of acquisition.

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

4.    Business Combinations (continued)

(b)	Acquisition of Tianjin Huaying

In September 2018, the Group entered into share purchase agreements to purchase an 100% equity interest in Tianjin Huaying Education Consulting Co., Ltd. and its subsidiaries and related party Tianjin Hedong Hua Ying Training School (“collectively referred to as “Tianjin Huaying”), under the common control of the same selling shareholder, having operated K-12 after-school education services in Tianjin, China for cash consideration of RMB144,000 (US$21,030) and contingent consideration of RMB86,316 (US$12,606), in total of RMB230,316 (US$33,636). The acquisition closed on September 5, 2018 when the Company obtained control of 100% of Tianjin Huaying equity interest.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the year ended August 31,
	2019	2019
	RMB	US$
Intangible assets (i) (Note 9)	59,800	8,733
Net tangible assets (ii)	6,582	961
Deferred tax liabilities, net	(14,179)	(2,070)
Goodwill (Note 11)	178,113	26,012
Total fair value of purchase price allocation	230,316	33,636

Consideration	230,316	33,636
(i)	The acquired intangible assets consisted of trademark, customer relationship and franchise agreements. These intangible assets have estimated amortization periods of five to ten years.
(ii)	Net tangible assets acquired primarily included cash and cash equivalent of RMB16,917 (US$2,471), short-term investments of RMB16,350 (US$2,388), prepayment and other current assets of RMB10,366 (US$1,514), property and equipment of RMB1,621 (US$237), accrued expenses and other current liabilities of RMB9,940 (US$1,452) and prepayments from customers of RMB28,732 (US$4,196) as of the date of acquisition.

The consideration comprised of RMB144,000 in cash and RMB86,316 of contingent consideration payable in cash. The contingent consideration is driven by the Tianjin Huaying’s net profit targets for the fiscal year ended August 31, 2019 and the fiscal year ended August 31, 2020. The Group determined the fair value of the contingent cash consideration as of the acquisition date and as of August 31, 2020, Tianjin Huaying has met the aforementioned targets. The outstanding contingent consideration was recorded in the “Other non-current liabilities”, and has been paid in subsequent period.

The purchase price allocation for the acquisitions was based on a valuation determined by the Group with the assistance of an independent third-party valuation firm. The significant inputs used in the purchase price allocations were revenue growth rates, gross margin rates, weighted-average cost of capital, discount rate, and terminal values.

(c)	Acquisition of Yimi Online Tutoring

From 2018 to 2020, the Group provided loans with total principal and related interests amounting to RMB51,374 (US$7,503) to Shanghai Yimi. The loans were accounted for prepayments and other current assets (Note 7).

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.    Business Combinations (continued)

In 2019, the Group completed investments in preferred shares issued by Yimi Cayman for total amount of RMB196,693 (US$ 28,725). The investment was accounted for available-for-sale investments (Note 10).

In 2020, the Group invested in convertible loans issued by Yimi Cayman for total amount of RMB51,995 (US$7,593). The investment was accounted for available-for-sale investments (Note 10).

On February  1, 2020, OneSmart Online Edu Inc. (“OneSmart Online”) entered into a share swap agreement and an asset and business transfer agreement with Yimi Education Technology Inc. (“ Yimi Cayman”), its affiliated companies and VIE, Shanghai Yimi  Education Technology Co., Ltd. (“Shanghai Yimi”) to acquire certain technologies and business (the “Yimi’s Target Business”) for a total consideration of RMB311,149 (US$45,440) that is comprised of the acquisition-date fair value of previous held investments in preferred shares and convertible loans amounting to RMB248,688 (US$36,318) and loans and related interests provided to Shanghai Yimi amounting to RMB51,374 (US$7,503), as well as RMB11,088 (US1,619) in cash, as part of the Company’s continuing efforts to enhance the quality and customer experience on OneSmart Online, the online platform of the  Company. The foregoing transactions are collectively referred to as the “Yimi transactions”.

The acquisition was completed on February 1, 2020 when the Company obtained control of the business.

In connection with the acquisition, OneSmart Online granted restricted shares to the founding shareholders of Shanghai Yimi. The restricted shares are vested over agreed requisite service periods subsequent to the acquisition and dependent on the achievement of certain performance target of Yimi’s Target Business, which is accounted for as share-based compensation in accordance with ASC 718 (Note 13).

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the year ended August 31,
	2020	2020
	RMB	US$
Intangible assets (i) (Note 9)	50,800	7,419
Net tangible assets (ii)	(56,523)	(8,255)
Deferred tax liabilities, net	(3,211)	(469)
Goodwill (Note 11)	348,579	50,907
Total fair value of purchase price allocation	339,645	49,602

Consideration	311,149	45,440
Fair value of non-controlling interests	28,496	4,162
(i)	The acquired intangible assets consisted of technology and system. These intangible assets have estimated amortization periods of five years.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.    Business Combinations (continued)

(ii)	Net tangible assets acquired primarily included cash and cash equivalent of RMB832 (US$122), prepayment and other current assets of RMB6,429 (US$939), property and equipment of RMB4,805 (US$702), accrued expenses and other current liabilities of RMB2,669 (US$391) and prepayments from customers of RMB65,920 (US$9,627) as of the date of acquisition.

The purchase price allocation for the acquisitions was based on a valuation determined by the Group with the assistance of an independent third-party valuation firm. The significant inputs used in the purchase price allocations were revenue growth rates, gross margin rates, weighted-average cost of capital, discount rate, and terminal values.

The acquisition-date fair value of previous held investments in preferred shares and convertible loans was determined using an income approach, and a gain of RMB46,343 in relation to the revaluation was recorded in other income, net in the consolidated statement of loss for the year ended August 31, 2020. As the acquiree is a private company, the fair value measurements for the non-controlling interests were estimated based on certain factors including discount rate, terminal growth rate, revenue growth rate, EBIT margin and adjustments for the lack of control and lack of marketability, as relevant, that market participants would consider when estimating the fair value of the noncontrolling interest.

The net revenue and net income of the acquiree included in the consolidated statements of operations for the year ended August 31, 2020 were RMB51,421 (US$7,510) and RMB153 (US$22), respectively. Pro forma financial information of the acquires are not presented as the effects of the acquisitions on the Group’s consolidated financial statements were immaterial.

(d)	Acquisition of Yousheng

Shanghai Yousheng Education and Technology Co., Ltd. (“Yousheng”) provides online English tutoring services to young children from four to twelve years old in one-on-one or one-on-four teacher-to-student based classroom settings which aim to improve the comprehensive English capacities of young children.

In September 2019, the Group acquired 15% equity interest in Yousheng and the investment was accounted for as equity investment withoutreadily determinable fair value, using measurement alternative (Note 10). In June 2020, the Group step-acquired 85% equity interest in Yousheng for a total consideration of RMB145,352 (US$21,227). The consideration comprised of the acquisition-date fair value of previously held convertible loans and loans that were previously provided to Yousheng amounting to RMB109,225 (US$15,951) and RMB14,527 (US$2,122), respectively, as well as prepayments for long-term investments amounting to RMB21,600 (US$3,154). The acquisition was completed on June 4, 2020 when the Company obtained control of Yousheng holding in aggregate 100% of its equity interest.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.    Business Combinations (continued)

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the year ended August 31,
	2020	2020
	RMB	US$
Intangible assets (i) (Note 9)	72,000	10,515
Net tangible assets (ii)	(22,862)	(3,338)
Deferred tax liabilities, net	(264)	(39)
Goodwill (Note 11)	116,919	17,075
Total fair value of purchase price allocation	165,793	24,213

Consideration	145,352	21,227
Fair value of ownership interests previously held in the acquiree	20,441	2,986
(i)	The acquired intangible assets consisted of technology and system. These intangible assets have estimated amortization periods of five years.
(ii)	Net tangible assets acquired primarily included cash and cash equivalent of RMB2,604 (US$380), prepayment and other current assets of RMB2,767 (US$404), property and equipment of RMB2,893 (US$423), accrued expenses and other current liabilities of RMB15,655 (US$2,286), and prepayments from customers of RMB15,471 (US$2,259) as of the date of acquisition.

The purchase price allocation for the acquisitions was based on a valuation determined by the Group with the assistance of an independent third-party valuation firm. The significant inputs used in the purchase price allocations were revenue growth rates, gross margin rates, weighted-average cost of capital, discount rate, and terminal values.

A loss of RMB2,782 in relation to the revaluation of the previously held equity interest and convertible loans were recorded in other income, net in the consolidated statement of loss for the year ended August 31, 2020. The acquisition-date fair value of previously held convertible loans was determined using an income approach, and the fair value of the previously held equity interest were also determined using an income approach. As Yousheng is a private company, the fair value measurements for previously held equity interest was estimated based on certain factors including discount rate, terminal growth rate, revenue growth rate, EBIT margin and adjustments for the lack of control and lack of marketability, as relevant, that market participants would consider when estimating the fair value of previously held equity interest.

The business combination did not have a material impact on the Company’s consolidated statements of operations and therefore pro forma disclosures have not been presented.

(e)  Acquisition of Ruiyipeiyou

Beijing Ruiyipeiyou Education and Technology Co., Ltd. (“Ruiyipeiyou”) provides online math tutoring services to young children in small class, which aim to improve the comprehensive math capacities of young children.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.    Business Combinations (continued)

In August 2020, the Group acquired the business from Ruiyipeiyou to enhance the quality and customer experience on OneSmart Online, the online platform of the Group for a total consideration of RMB131,290 (US$19,174). The consideration comprised of the acquisition-date fair value of convertible loans that previously invested in Ruiyipeiyou amounting to RMB97,077 (US$ 14,177), prepayments for long-term investments amounting to RMB14,400 (US$ 2,103), as well as cash consideration amounting to RMB19,813 (US$2,894).  The acquisition was completed on August 31, 2020 when the Company obtained control of the business.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the year ended August 31,
	2020	2020
	RMB	US$
Intangible assets (i) (Note 9)	17,000	2,483
Net tangible assets (ii)	(5,526)	(807)
Deferred tax liabilities, net	(4,250)	(621)
Goodwill (Note 11)	124,066	18,119
Total fair value of purchase price allocation	131,290	19,174

Consideration	131,290	19,174
(i)	The acquired intangible assets consisted of technology and system. These intangible assets have estimated amortization periods of five years.
(ii)	Net tangible assets acquired primarily included prepayments from customers of RMB5,526 (US$807) as of the date of acquisition.

The purchase price allocation for the acquisitions was based on a valuation determined by the Group with the assistance of an independent third-party valuation firm. The significant inputs used in the purchase price allocations were revenue growth rates, gross margin rates, weighted-average cost of capital, discount rate, and terminal values.

The business combination did not have a material impact on the Company’s consolidated statements of operations and therefore pro forma disclosures have not been presented.

(f)	Other acquisitions

Other acquisitions that constitute business combinations are summarized as follows:

	For the years ended August 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Intangible assets (i) (Note 9)	11,540	20,700	11,000	1,606
Net tangible liabilities (ii)	(29,268)	(174,405)	(77,919)	(11,379)
Goodwill (Note 11)	152,716	311,817	113,032	16,507
Total fair value of purchase price allocation	134,988	158,112	46,113	6,734
Cash consideration	110,885	143,740	28,000	4,089
Fair value of equity interests previously held in the acquirees	3,474	3,305	7,410	1,082
Fair value of non-controlling interests	20,629	11,067	10,703	1,563

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.    Business Combinations (continued)

(i)	The acquired intangible assets consisted of customer relationship, with estimated amortization periods of two years.
(ii)	In the 2019 business acquisitions, net tangible assets acquired primarily included cash and cash equivalent of RMB17,898, prepayment and other current assets of RMB14,561, property and equipment of RMB7,225, accrued expenses and other current liabilities of RMB23,038 and prepayments from customers of RMB187,103 and deferred tax liabilities, net of RMB3,948 (US$577) as of the date of acquisition. In the 2020 business acquisitions, net tangible assets acquired primarily included cash and cash equivalent of RMB24,450 (US$3,571), short-term investment of RMB20,013 (US$2,923), prepayment and other current assets of RMB116,645 (US$17,037), property and equipment of RMB24,777 (US$3,618), accrued expenses and other current liabilities of RMB208,012 (US$30,378), prepayments from customers of RMB55,340 (US$8,084) and deferred tax liabilities, net of RMB452 (US$66) as of the date of acquisition.

In relation to the revaluation of previously held equity interests, the Group recognized gain of RMB3,730, RMB1,897 and RMB594 (US$87) in the consolidated statement of income/(loss) for the years ended August 31, 2018, 2019 and 2020, respectively. The fair value of the previously held equity interest and non-controlling interests was determined using an income approach. As the acquirees are private companies, the fair value measurements for the non-controlling interests and previously held equity interests were estimated based on certain factors including discount rate, terminal growth rate, revenue growth rate, EBIT margin and adjustments for the lack of control and lack of marketability, as relevant, that market participants would consider when estimating the fair value of the noncontrolling interest and the previously held equity interest in acquirees.

5.   Net revenues

	For the years ended August 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Personalized and small class premium tutoring revenues	2,825,618	3,879,364	3,423,996	500,043
Other revenues	37,074	114,509	14,885	2,174
	2,862,692	3,993,873	3,438,881	502,217

6.   Short-term Investments

The Company’s short-term investments included cash deposits at floating rates in commercial banks and available-for-sale securities with maturities of one year or less. The following is a summary of the Company’s short-term investments:

	As of August 31,
	2019	2020	2020
	RMB	RMB	US$
Commercial banks deposits	62,270	243,013	35,489
Available-for-sale securities	392,156	243,743	35,597
	454,426	486,756	71,086

For the years ended August 31, 2018, 2019 and 2020, the Group recognized interest income related to its commercial bank deposits of RMB21,291, RMB11,679 and RMB1,994 (US$174), respectively, in the consolidated statements of income/(loss).

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

6.    Short-term Investments (continued)

For the years ended August 31, 2018, 2019 and 2020, the Group recognized realized gain on disposal of available-for-sale securities of RMB18,451, RMB11,451 and RMB7,110 (US$1,038), respectively, as other income in the consolidated statements of income/(loss). As of August 31, 2018, 2019 and 2020, there were unrealized gains/(loss) of RMB(1,776), RMB(1,802) and RMB4,451 (US$650), respectively, and accrued interest of nil, RMB4,088 and nil, respectively.

7.   Prepayments and other current assets

Prepayments and other current assets, net consisted of the following:

	As of August 31,
	2019	2020	2020
	RMB	RMB	US$

Prepaid rental expense	131,637	54,505	7,960
Loans to third parties	292,832	112,435	16,420
Receivable from a third-party payment platform	44,841	78,197	11,420
Prepayments to suppliers	47,660	42,482	6,204
Prepaid income tax, business tax, VAT and other surcharges	15,238	10,571	1,544
Deposits	16,265	18,408	2,688
Other receivables	8,243	—	—
Staff advances	10,196	7,610	1,111
Loans to employees	126	12,030	1,757
Others	11,749	8,632	1,259
Prepayments and other current assets, net	578,787	344,870	50,363

8.   Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of August 31,
	2019	2020	2020
	RMB	RMB	US$
Furniture	60,071	57,051	8,332
Electronic equipment	184,265	225,749	32,969
Vehicles	3,828	3,889	568
Leasehold improvements	800,545	976,106	142,551
Buildings	44,776	44,776	6,539
	1,093,485	1,307,571	190,959
Less: accumulated depreciation	(539,076)	(741,074)	(108,227)

Construction in progress	13,578	14,751	2,155
Property and equipment, net	567,987	581,248	84,887

For the years ended August 31, 2018, 2019 and 2020, the Group recorded depreciation expenses of RMB112,294, RMB152,801 and RMB209,663 (US$30,619), respectively.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

8.    Property and Equipment, Net (continued)

No impairment charges were recognized on the property and equipment for the years ended August 31, 2018, 2019 and 2020.

9.   Intangible assets, Net

Intangible assets, net consisted of the following:

	As of August 31,
	2019	2020	2020
	RMB	RMB	US$
Customer relationship	51,780	71,180	10,395
Trademark	111,450	111,450	16,276
Student base	2,390	2,390	349
License	23,600	23,600	3,447
Franchise agreements	9,420	9,420	1,375
Technology and system	—	127,600	18,635
	198,640	345,640	50,477
Less: accumulated amortization	(30,018)	(67,687)	(9,885)
Intangible assets, net	168,622	277,953	40,592

For the years ended August 31, 2018, 2019 and 2020, the Group recorded amortization expenses of RMB7,020, RMB23,081 and RMB38,302 (US$5,594), respectively.

No impairment charges were recognized on the intangible asset for the years ended August 31, 2018, 2019 and 2020.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follows:

	Amortization
	RMB	US$
For the years ended August 31
2021	56,965	8,319
2022	48,480	7,080
2023	41,532	6,065
2024	35,379	5,167
2025	27,204	3,973

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

10.   Long-term Investments

The Company’s long-term investments comprised of the following:

	As of August 31,
	2019	2020	2020
	RMB	RMB	US$
Equity securities without readily determinable fair value	515,679	349,765	51,080
Equity method investments	91,937	84,272	12,307
Available-for-sale investments	880,022	614,141	89,690
	1,487,638	1,048,178	153,077

Equity securities without readily determinable fair value

There were no impairment indicators for the investments and there were no impairment losses recognized for the years ended August 31, 2018. For the year ended August 31, 2019 and 2020, the  Group recognized impairment loss of RMB10,000 and RMB78,041 (US$11,397), respectively. During the year ended August 31, 2019, the Group also disposed an investment for cash consideration of RMB14,400 and recognized a gain of RMB10,032, which was recorded in other income.

Equity method investments

As of August 31, 2019 and 2020, the Company held several equity method investments through the VIEs’ subsidiaries, all of which were accounted for under the equity method given the Company’s ability to exercise significant influence over the operations of the investees. The carrying amounts of all the equity method investments were RMB91,937 and RMB84,272 (US$12,307) as of August 31, 2019 and 2020, respectively. The Group disposed an investment for cash consideration of RMB94,800 and recognized gain of RMB5,371 during the year ended August 31, 2019. Selected financial information of the equity method investees are not presented as the effects of the investees on the Group’s consolidated financial statements were not material.

Available-for-sale investments

As of August 31, 2019 and 2020, the Group held debt securities including investments in  private company equities of  mandatory redemption and convertible debts with original maturities more than one year.

For the years ended August 31, 2018 and 2019, the Group recognized no gain or loss on disposals of available-for-sale investments.  As of August 31, 2018, 2019 and 2020, there were unrealized gains/(loss) of RMB59,637, RMB9,566 and RMB(125,157) (US$18,278), respectively and accrued interest of nil, RMB48,307 and RMB17,088 (US$2,496), respectively. In 2020, the Group recognized an impairment loss on the available-for-sale investments of RMB83,564 (US$12,204) and an extinguishment loss of RMB153,061 (US$22,353).

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

11.   Goodwill

Goodwill balances as of August 31, 2019 and 2020 were as follows:

RMB
Balance as of August 31, 2017	58,676
Goodwill acquired (Note 4)	313,717
Disposal of subsidiaries	(316)

Balance as of August 31, 2018	372,077
Goodwill acquired (Note 4)	489,930
Disposal of subsidiaries	(46,955)

Balance as of August 31, 2019	815,052
Goodwill acquired (Note 4)	702,596
Disposal of subsidiaries	(36,247)

Balance as of August 31, 2020	1,481,401
Balance as of August 31, 2020, in US$	216,345

No impairment charges were recorded during the years ended August 31, 2018, 2019 and 2020.

12.   Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of August 31,
	2019	2020	2020
	RMB	RMB	US$
Salary and welfare payable	585,410	612,570	89,460
Other taxes payable	35,171	12,230	1,786
Accrued expenses	61,116	150,671	22,004
Deposits from franchisees	20,600	16,249	2,373
Payables for leasehold improvement	29,467	36,363	5,310
Payables for long-term investments	47,580	4,412	644
Interest payable	24,215	20,631	3,013
Others	12,833	35,929	5,248
	816,392	889,055	129,838

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.   Share-Based Compensation

Amended and Restated 2015 Plan (the “Amended 2015 Plan”)

In connection with the Reorganization on September 17, 2017, the Company adopted the Amended and Restated 2015 Plan (the “Amended 2015 Plan”) to replace the 2015 Plan which was cancelled concurrently. Under the Amended 2015 Plan, the Board of Directors of the Company authorized to grant share options or other equity incentives to employees, directors or consultants to purchase up to an aggregate of 336,642,439 Class A ordinary shares. The employees generally received 102.10 options for each fully vested share that was outstanding as of September 17, 2017, totaling 63,880,024 fully vested options. The employees also received 16,442,655 and 49,634,837 share options at the same exchange ratio to replace the restricted shares that were vested or vesting on December 1, 2017 and 2018, respectively, as issued under the 2015 Plan. All of the share options contain a performance condition whereby no share options are exercisable until the consummation of a Qualified IPO. The share options expire 10 years from the date of grant. The Group accounted for the termination of the shares under the 2015 Plan and the concurrent issuance of options as replacement awards as a Type II modification in accordance with ASC 718, under which, the Group deferred the recognition of the incremental share-based compensation expense until the Qualified IPO occurred. Upon the IPO completion date, the Group recognized incremental share-based compensation amounting to RMB39,881 (US$5,824).

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

During the year ended August 31, 2019, the Group granted 141,997,178 share options under the Amended 2015 Plan. Vesting terms included i) immediate vesting of 100% of the share options on date of grant, ii) vesting periods of 3 years, with immediate vesting of 25% of the share options on date of grant, 1/48 of the share options in the each month 1 year after the vesting commencement date, respectively; iii) vesting periods of 3 years, with 1/3 of the share options vesting on each anniversary of the vesting commencement date; iv) vesting periods of 4 years, with 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, respectively, or v) vesting periods of 4 years, with 25% of the share options vesting on each anniversary of the vesting commencement date. During the year, the Group also granted to an executive 39,669,960 options under the Amended 2015 Plan with market conditions tied to the Group’s market capitalization for specified periods while he remains employed by the Group. In addition, certain share options were modified to become fully invested immediately prior to an employee’s termination.

During the year ended August 31, 2019, the Group granted 14,556,320 restricted Class A ordinary shares (“Restricted Shares”) under the Amended 2015 Plan. Vesting terms included i) immediate vesting of 100% of the Restricted Shares after one year of the vesting commencement date, ii) vesting periods of 4 years, with 25% of the Restricted Shares vesting on each anniversary of the vesting commencement date.

During the year ended August 31, 2020, the Group granted 93,574,240 share options under the Amended 2015 Plan. Vesting terms included i) immediate vesting of 100% of the share options on date of grant, ii) vesting periods of 4 years, with 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, or iii) vesting periods of 4 years, with 25% of the share options vesting on each anniversary of the vesting commencement date, respectively.

During the year ended August 31, 2020, the Group granted 39,821,200 restricted Class A ordinary shares (“Restricted Shares”) under the Amended 2015 Plan. Vesting terms included vesting periods of 4 years, with 25% of the Restricted Shares vesting on each anniversary of the vesting commencement date.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.  Share-Based Compensation (continued)

Amended and Restated 2015 Plan (the “Amended 2015 Plan”) (continued)

The fair value of the share options under the Amended 2015 Plan were determined on the grant dates using the binomial option pricing model with assistance from an independent valuation firm.  Pre IPO, the Group determined the fair value of its ordinary shares using the income approach based on key assumptions including WACC and DLOM. The income approach involved applying appropriate discount rates to estimated cash flows that were based on earnings forecasts. The growth rates of the Group’s revenues, as well as major milestones that it achieved, contributed to the fair value of the ordinary shares.Subsequently to the IPO, fair value of the ordinary shares is the price of the Company’s publicly traded shares. The assumptions adopted to estimate the fair value of share options granted were as follows:

	Year ended	Year ended
	August 31, 2019	August 31, 2020
Risk-free interest rate	2.0%-3.1%	0.65%-1.96%
Expected volatility	51.4%-56.6%	51.14%-52.67%
Suboptimal exercise factor	2.20-2.80	2.20-2.80
Fair value per ordinary share	US$0.19-US$0.23	US$0.06-US$0.19

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

On May 2, 2017, 120,000 options were granted to employees, accounting for 8% of the total equity interests in the subsidiaries. The exercise price ranged from RMB40 to RMB160  per option. The options are equity awards measured at their fair values on May 2, 2017, the grant date. Given only the achievement of the performance conditions of the first two tranches of the options were determined to be probable, each of the first two tranches of the options was accounted for as a separate award with its own service inception date and requisite service period. On March 31, 2019, the Group modified the annual performance condition for the fourth tranche of the options granted on May 2, 2017, however, the achievement of the third and fourth traches as well as the final cumulative result of the business over the term of four years continued to improbable.  Thus, no incremental costs were incurred as a result of the modification. As of August 31, 2019 and 2020, 60,000 and nil options did not meet the performance conditions and were forfeited. The remaining 70,000 options were vested and exercised as of August 31, 2020.

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

13.  Share-Based Compensation (continued)

Domestic Plan (continued)

The Group calculated the estimated fair value of the share options under the Domestic Plan on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of the share options granted under the Domestic Plan is summarized in the following table:

For the year ended
August 31, 2019
Risk-free interest rate	2.4%
Expected volatility	47.0%
Suboptimal exercise factor	2.80
Fair value per ordinary share	RMB351.24

Restricted shares issued to the founding shareholders of Shanghai Yimi (Note 4)

On February 1, 2020, OneSmart Online granted 9,677,288 restricted shares to the founding shareholders in connection with the acquisition of Yimi’s Target Business. The vesting of the restricted shares is subject to the achievement of certain performance target of Yimi’s Target Business. If performance target is achieved, 50% of the restricted shares shall vest on January 1, 2021 and remaining 50% shall vest on January 1, 2022. The restricted shares are measured at their fair values on February 1, 2020, the grant date. Given the achievement of the performance conditions were determined to be probable, each of the two tranches was accounted for as a separate award with its own service inception date and requisite service period.

The Group calculated the estimated fair value of the restricted shares on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of the restricted shares is summarized in the following table:

For the year ended
August 31, 2020

Risk-free interest rate	1.51%
Expected volatility	50.15%
Suboptimal exercise factor	2.80
Fair value per ordinary share	RMB1.41

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.  Share-Based Compensation (continued)

Restricted shares issued to the founding shareholders of Shanghai Yimi (Note 4) (continued)

A summary of the share option activities under the Amended 2015 Plan is as follows:

					Weighted
		Weighted	Weighted		average
	Number of	average	average	Aggregate	remaining
	share	exercise	grant date	intrinsic	contractual
	options	price	fair value	value	term
		US$	US$	US$
Outstanding as of September 1, 2017	—	—	—	—	—
Granted	303,995,200	0.03	0.16
Forfeited	(2,804,550)	0.08	0.09
Outstanding as of August 31, 2018	301,190,650	0.03	0.16	54,133	8.59
Granted	181,667,138	0.10	0.05
Forfeited	(33,355,010)	0.17	0.08
Exercised	(55,658,760)	0.02	0.02
Outstanding as of August 31, 2019	393,844,018	0.05	0.13	53,966	7.80
Granted	93,574,240	0.05	0.10
Forfeited	(29,876,751)	0.11	0.11
Exercised	(65,654,200)	0.01	0.13
Outstanding as of August 31, 2020	391,887,307	0.05	0.04	31,356	7.57
Vested and expected to vest as of August 31, 2020	391,887,307	0.05	0.04	31,356	7.57

A summary of the Restricted Shares activities under the Amended 2015 Plan is as follows:

				Weighted
		Weighted		average
		average	Aggregate	remaining
	Number of	grant date	intrinsic	contractual
	Restricted Shares	fair value	value	term
		US$	US$
Outstanding as of September 1, 2018	—	—	—	—
Granted	14,556,320	0.21
Forfeited	(218,440)	0.21
Outstanding as of August 31, 2019	14,337,880	0.21	2,737	2.80
Granted	39,821,200	0.20
Forfeited	(2,409,120)	0.54
Exercised	(4,341,329)	1.42
Outstanding as of August 31, 2020	47,408,631	0.07	5,025	0.01
Vested and expected to vest as of August 31, 2020	47,408,631	0.07	5,025	0.01

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.  Share-Based Compensation (continued)

Restricted shares issued to the founding shareholders of Shanghai Yimi (Note 4) (continued)

A summary of the activities under the Domestic Plan is as follows:

		Weighted	Weighted
	Number of	average	average	Aggregate
	share	purchase	grant date	intrinsic
	options	price	fair value	value
		RMB	RMB	RMB
Outstanding as of September 1, 2017	120,000	93.33	151.19	7,023
Granted	—	—	—
Forfeited	—	—	—
Outstanding as of August 31, 2018	120,000	93.33	151.19	79,990
Granted	10,000	80.00	148.47
Forfeited	(60,000)	93.33	151.19
Outstanding as of August 31, 2019	70,000	91.43	150.80	39,687
Granted	—	—	—
Forfeited	—	—	—
Exercised	(70,000)	91.43	150.80
Outstanding as of August 31, 2020	—	—	—	—
Vested and expected to vest as of August 31, 2020	—	—	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

Under the Amended 2015 Plan, the outstanding unvested awards including share options and Restricted Shares resulted in an aggregate intrinsic value of RMB214,709 and total unrecognized share-based compensation expense related to the unvested awards was RMB123,231 (US$17,997) as of August 31, 2020. The expense is expected to be recognized over a weighted-average period of 1.00 years.

The Company recognized share-based compensation expense for the years ended August 31, 2018, 2019 and 2020 as follows:

	For the years ended August 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Sales and marketing	2,113	906	674	98
General and administrative	144,373	70,626	137,312	20,054
Total share-based compensation expense	146,486	71,532	137,986	20,152

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.   Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company, OneSmart Online and Yimi Cayman are not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company, OneSmart Online and Yimi Cayman to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, OneSmart BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by the company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

OneSmart HK, Great EDU and Yimi HK are incorporated in Hong Kong and are subject to Hong Kong profits tax of 16.5% on the activities conducted in Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements as it had no assessable income for the years ended August 31, 2018, 2019 and 2020.

PRC

The Company’s subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Shanghai Jing Xue Rui meets the requirements of “high and new technology enterprise” (“HNTE”) and could enjoy the preferential tax rate of 15%. Shanghai Jing Xue Rui has renewed the HNTE certificate in 2020 and is subject to an enterprise income tax (“EIT”) rate of 15% from calendar years 2020 through 2022.

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

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the years ended
	August 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Current	125,739	138,552	36,458	5,324
Deferred	(17,260)	(17,011)	(74,243)	(10,842)
Income tax expense/(benefit)	108,479	121,541	(37,785)	(5,518)

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.   Income Taxes (continued)

PRC (continued)

The reconciliations of the income tax expense for the years ended August 31, 2018, 2019 and 2020 were as follows:

	For the years ended
	August 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Income/(loss) before income tax expense and share of net (loss)/income from equity investees	318,305	316,069	(788,450)	(115,146)
PRC statutory tax rate	25%	25%	25%	25%
Income tax/(benefit) at statutory tax rate	79,576	79,017	(197,112)	(28,786)
Non-deductible expenses	40,141	30,961	3,028	442
International tax rate difference	(4,189)	6,000	39,619	5,786
Preferential tax rate	(17,327)	(8,357)	(14,306)	(2,089)
Effect of income tax exemptions	—	(1,232)	(538)	(79)
Equity pick-up	—	(2,698)	—	—
Additional tax deduction for qualified research and development expenses	(2,066)	(5,525)	(4,278)	(625)
Change in valuation allowance	(14,241)	11,006	134,720	19,675
Expired loss	14,950	11,905	—	—
Interest and penalty	1,494	1,605	1,096	160
Outside basis difference	—	(1,583)	—	—
Effect of changes in tax rates on deferred taxes	10,141	442	(14)	(2)
Income tax expense/(benefit)	108,479	121,541	(37,785)	(5,518)

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.   Income Taxes (continued)

PRC (continued)

The significant components of the Group’s deferred tax assets were as follows:

	For the years ended August 31,
	2019	2020	2020
	RMB	RMB	US$
Non-current deferred tax assets:
Tax loss carry forward	139,060	297,887	43,504
Accrued expenses and other payables	85,007	113,981	16,646
Unrecognized financing expenses of long-term payable	1,281	2,192	320
Fair value changes on financial assets	—	38,265	5,588
Leasing liability	—	353,048	51,559
Impairment of other receivables and investments	—	52,944	7,732
Excessive advertising expense	—	36,230	5,291
Others	16,725	2,050	299
Less: valuation allowance	(131,040)	(325,604)	(47,552)
Non-current deferred tax assets, net	111,033	570,993	83,387
Non-current deferred tax liabilities:
Intangible assets	(42,609)	(67,037)	(9,790)
Unrealized gain on investments	(18,724)	(186)	(27)
Capitalization of bonus	(11,003)	(15,873)	(2,318)
Fair value changes on private equity investments	(3,081)	(3,081)	(450)
Accelerated depreciation of fixed assets	(8,186)	(9,468)	(1,382)
Right-of-use Asset	—	(353,048)	(51,559)
Equity in gain of unconsolidated investees	(1,160)	(1,371)	(200)
Others	(232)	(233)	(34)
Non-current deferred tax liabilities, net	(84,995)	(450,297)	(65,760)
Deferred tax assets, net	26,038	120,696	17,627

The Group operates through subsidiaries, VIEs and subsidiaries of VIEs and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that were in a 3-year cumulative loss and are not forecasting profits in the near future as of August 31, 2019 and 2020. In making such determination, the Group also evaluated a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of August 31, 2020, the Group had taxable losses of RMB1,190,721 (US$173,894) derived from entities in the PRC, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss will expire from December 31, 2020 to 2025 if not utilized.

As of August 31, 2020, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of August 31, 2020, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs was RMB1,154,014 (US$168,533). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.   Income Taxes (continued)

Unrecognized Tax Benefit

As of August 31,2019 and 2020, the Group had unrecognized tax benefit of RMB25,183 and RMB25,871 (US$3,778), of which RMB24,228 and RMB23,300 (US$3,403), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This primarily represents the estimated income tax expense the Group would pay should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of August 31,2019 and 2020, unrecognized tax benefits of RMB955 and RMB2,571 (US$375), respectively, if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the years ended August 31,
	2019	2020	2020
	RMB	RMB	US$
Balance at September 1	15,991	25,183	3,678
Increase	11,424	5,542	809
Decrease	(2,232)	(4,854)	(709)
Balance at August 31	25,183	25,871	3,778

In the years ended August 31, 2018, 2019 and 2020, the Group recorded interest expense accrued in relation to the unrecognized tax benefit of RMB1,494, RMB1,604 and RMB1,096 (US$160) in income tax expense, respectively. Accumulated interest expense recorded in unrecognized tax benefit was RMB5,214 and RMB6,310 (US$922) as of August 31, 2019 and 2020, respectively.

As of August 31, 2020, the tax years ended December 31, 2015 through period ended as of the reporting date for the WFOE, the VIEs and VIEs’ subsidiaries remain open to examination by the PRC tax authorities.

15.   Shareholders' Equity

On March 28, 2018, the Company completed its IPO on the New York Stock Exchange. The Company offered 16,300,000 ADSs representing 652,000,000 Class A ordinary shares at US$11.00 per ADS. Net proceeds from the IPO deducting underwriting discount and other expenses were RMB1,048,660 (US$153,147). IPO costs of RMB26,752 (US$3,907) were recorded as reduction of the proceeds from the IPO in shareholders’ equity.

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

15.   Shareholders' Equity (continued)

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

As of August 31, 2020, the Company had ordinary shares outstanding comprising of 4,146,103,947 Class A ordinary shares and 2,296,842,016 Class B ordinary shares, respectively. No Class B ordinary shares were converted into Class A ordinary shares as of August 31, 2020.

During the year ended August 31, 2020, 76,586,600 treasury stock in total were repurchased by the Company from the open market at US$0.1300 per share for RMB70,889. 198,011,720 and 24,691,358 treasury stock were held by the depositary bank and the Company, respectively, as of August 31, 2020.

On July 1, 2020, the Group acquired additional 49% noncontrolling interest of our subsidiary, Beijing Ruihuisi Education and Consulting Co., Ltd. with a total consideration of RMB61,250 (US$8,945).

16.   Related Party Transactions

The Group had the following balances with related parties as of August 31, 2019 and 2020, respectively:

Names of the related parties	Relationship with the Group
Shanghai Ya Qiao Education Investment Co., Ltd. (“Ya Qiao Education”)	Equity investee
Shanghai Luo Bo Education Technology Co.,Ltd. (“Luo Bo”)	Equity investee
Fujian Hexi Equity Investment Partnership (Limited Partnership) (“He Xi”)	Equity investee
Beijing Tus-Juren Education Technology Co., Ltd. (“Tus-Juren”)	Former equity investee

(a)	Amounts due from related parties

	As of August 31,
	2019	2020	2020
	RMB	RMB	US$
Ya Qiao Education	18,750	20,400	2,979
Luo Bo	—	491	72

The amounts due from Ya Qiao Education is interest-free, unsecured and payable within 5 years from draw down. In April 2019, the Group had signed an agreement with Ya Qiao Education to convert RMB16,500 (US$2,410) receivables to 75% of equity investment in Ya Qiao Education. As of August 31, 2020, the equity acquisition transaction was not yet completed.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.  Related Party Transactions (continued)

(b)	Amounts due to related parties

	As of August 31,
	2019	2020	2020
	RMB	RMB	US$
He Xi	—	13,644	1,993
Luo Bo	—	803	117

The amounts due to related parties mainly represents loans payable to He Xi with an annual interest rate of 5%, which will mature within one year.

(c)	Transactions with the related party

	For the years ended August 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Other revenues
Tus-Juren	—	6,772	—	—

In October 2018, the Group acquired 30% of equity investment in Beijing Tus-Juren Education Technology Co., Ltd., or Tus-Juren, a leading K-12 after-school education company in China. As the Company had significant influence, Tus-Juren was accounted for as an equity method investment. In March 2019, the Group disposed 12% of equity investment in Tus-Juren and lost its significant influence over Tus-Juren. The Group recorded the balance as long-term investment using measurement alternative (Note 10) at RMB134,143 (US$19,590) as of August 31, 2020.  The Group provided consulting services and charged licensing fees to Tus-Juren which were recorded as other revenues.

From November 2018 to February 2020, the Group lent five-year convertible loans in the aggregate principal amount of RMB721,210 (US$105,326) to Tus-Juren, which are recognized in available-for-sale investments (Note 10) to provide financial support for its operations. Such convertible loan bears an annual interest of 10% and the Group has the option to convert the principal and any unpaid interests into the equity interests of Tus-Juren at a pre-determined valuation at any time after either the third or fourth anniversary from the borrowing date. In February 2020, the Group signed a supplement agreement with Juren to waive the interests on the convertible loans beginning from December 1, 2019. The modifications are considered as extinguishments with RMB153,061 (US$22,353) losses recognized in 2020.

In addition, from March 2020 to August 2020, the Group provided RMB170,900 (US$24,958) loans to Tus-Juren and its subsidiaries, of which RMB97,900 (US$14,927) are recorded in prepayment and other current assets (Note 7) and RMB73,000 (US$10,661) are recorded in other non-current assets (Note 17). The Company’s maximum exposure to the arrangements with Tus-Juren was RMB918,184 (US$134,092) as of August 31, 2020.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

17.   Other non-current assets

Other non-current assets consisted of the following:

	As of August 31,
	2019	2020	2020
	RMB	RMB	US$

Rental deposits	108,408	122,968	17,958
Prepayment for long-term investments	111,469	17,383	2,539
Due from third parties(a)	246,705	444,200	64,871
Deferred assets	44,012	54,341	7,936
Others	103	—	—
	510,697	638,892	93,304
(a)	Due from third parties primarily consisted of loans of RMB237,980 and RMB357,040 (US$52,142) provided to a third party during the year ended August 31, 2019 and 2020, respectively.

18.   Loans

The following table presents the Company’s outstanding loans as of August 31, 2019 and 2020:

		As of August 31,
		2019	2020	2020
		RMB	RMB	US$

Short-term loans	(a)	249,876	789,550	115,307
Long-term loans, current portion	(b)	71,820	295,433	43,145
Long-term loans	(b)	1,345,754	1,023,151	149,422
(a)	Short-term loans

Short-term loans consisted of several bank loans mainly denominated in RMB. As of August 31, 2020, all short-term loans borrowed in 2019 were repaid in full.

In January 2020, Shanghai OneSmart entered into a banking facility agreement with China Merchants Bank, pursuant to which Shanghai OneSmart is entitled to borrow a loan of RMB95,000(US$13,874) with floating interest rate benchmarked to the one-year lending rate of PBOC. As of August 31, 2020, Shanghai OneSmart drew down the amount in full. The loan was intended for general working capital purposes and was guaranteed by Shanghai Jing Xue Rui, and the Founder, Xi Zhang.

In January, March and April 2020, Shanghai OneSmart entered into four loan agreements with Shanghai Pudong Development Bank, pursuant to which Shanghai OneSmart is entitled to borrow RMB400,000 (US$58,416) in aggregate with floating interest rate benchmarked to the one-year lending rate of PBOC. As of August 31, 2020, Shanghai OneSmart drew down the amount in full. The loans were intended for general working capital purposes and guaranteed by Shanghai Jing Xue Rui, and the Founder, Xi Zhang. One of these loans amounting to RMB200,000 (US$29,208) was secured by deposits of US$32,000, which was recorded in short-term investments as of August 31, 2020.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.   Loans (continued)

In February 2020, Shanghai OneSmart factored certain intercompany notes receivable to Bank of Ningbo Co., Ltd. for total proceeds of RMB26,300 (US$3,841). The loan was intended for general working capital purposes; and was guaranteed by Shanghai Jing Xue Rui, and the Founder, Xi Zhang.

In March 2020, Shanghai OneSmart entered into three loan agreements with China CITIC Bank, pursuant to which Shanghai OneSmart is entitled to borrow RMB140,000 (US$20,446) in aggregate with floating interest rate benchmarked to the one-year lending rate of PBOC. As of August 31, 2020, Shanghai OneSmart drew down the amount in full. The loans were intended for general working capital purposes and guaranteed by Shanghai Jing Xue Rui, and the Founder, Xi Zhang. The deposits in restricted cash pledged for these short-term loans was RMB40,212 (US$5,873) as of August 31, 2020.

In March 2020, Shanghai OneSmart entered into a banking facility agreement with China MinSheng Bank, pursuant to which Shanghai OneSmart is entitled to borrow loans of RMB100,000 (US$14,604) in total with an annual interest rate of 4.785%. As of August 31, 2020, Shanghai OneSmart drew down RMB50,000 (US$7,302). The loans were intended for general working capital purposes and guaranteed by the Founder, Xi Zhang.

In April 2020, Shanghai OneSmart entered into a banking facility agreement with China Everbright Bank Co. Ltd, Seoul Branch, pursuant to which Shanghai OneSmart is entitled to borrow a term loan facility of up to EUR10,000 with a floating interest rate of EURIBOR+1.7% to finance general working capital purpose. As of August 31, 2020, Shanghai OneSmart drew down EUR9,800. The deposit in restricted cash pledged for this short-term loan was RMB24,060 (US$3,514) as of August 31, 2020.

(b)   Long-term loans

In November 2017, Shanghai OneSmart entered into a banking facility agreement with Shanghai Pudong Development Bank, pursuant to which Shanghai OneSmart is entitled to borrow a RMB denominated loan of RMB450,000 (US$65,718) for five years with a floating interest rate benchmarked to the five-year lending rate of   PBOC and adjusted every January during the five-year period. Under the terms of the agreement, the Company shall repay in fixed installments every December over 5 years. Shanghai OneSmart drew down the RMB450,000 (US$65,718) facility in full in December 2017, repaid RMB45,000 (US$6,572) in December 2018, and repaid RMB67,500 (US$9,858) in December 2019. The loan was intended for general working capital purposes; and is guaranteed by the Company, Shanghai Jing Xue Rui, and the Founder, Xi Zhang.

In March 2019, The Company entered into a banking facility agreement with UBS AG Singapore Branch, pursuant to which Shanghai OneSmart is entitled to borrow a USD denominated loan of US$139,000 term facility and US$61,000 greenshoe facility with a floating interest rate of LIBOR+2.7%. The term facility has a three-year term from the initial drawdown date and should be repaid in installments. The Company drew down the US$139,000 term facility in full in March 2019. The proceeds from this term facility were used for the Group’s share repurchase program, working capital, capital expenditure, and other general corporate purposes; and is guaranteed by OneSmart HK and subject to certain financial covenants as defined in the facility agreement. As of August 31, 2020, the Company breached financial covenants due to the results of operations have been materially and adversely affected by the outbreak of COVID-19. The Company signed a waiver request letter and an amendment agreement with UBS AG Singapore Branch in June.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.   Loans (continued)

In April 2019, Shanghai OneSmart Education Investment entered into a banking facility agreement with Shanghai Pudong Development Bank, pursuant to which Shanghai OneSmart is entitled to borrow a RMB denominated loan of RMB43,200(US$6,309) for five years with a floating interest rate benchmarked to the five-year lending rate of PBOC. Under the terms of the agreement, the Group will repay in fixed installments every April over 5 years. Shanghai OneSmart Education Investment drew down the RMB43,200 (US$6,309) facility in full in April 2019 and repaid RMB4,320 (US$631) in April 2020. The loan was intended for acquisition of Tianjin Huaying, and is guaranteed by Shanghai OneSmart and the Founder, Xi Zhang.

In January 2020, OneSmart Education Investment entered into a bank loan agreement with Shanghai Pudong Development Bank, pursuant to which Shanghai OneSmart is entitled to borrow a RMB denominated loan of RMB14,400 (US$2,103) for four years with a floating interest rate benchmarked to the one-year lending rate of PBOC. The loan was intended for acquisition of Tianjin Huaying, and is guaranteed by Shanghai OneSmart and the Founder, Xi Zhang. The loan was pledge by 100% equity of Tianjin Huaying.

As of  August 31, 2020, the maturities of the loan principals will be due according to the following schedule:

	RMB	US$
2021	1,084,983	158,452
2022	855,031	124,870
2023	149,040	21,766
2024	19,080	2,786
2025	—	—
	2,108,134	307,874

19.   Convertible senior notes

On February 28, 2020 and March 16, 2020, the Company issued US$25 million and US$10 million convertible senior notes (the “Notes”) to Yiheng Capital Partners, L.P., (“Yiheng Capital”) and Keenan Capital Fund, LP, (“Keenan Capital”), respectively. Both Yiheng Capital and Keenan Capital are existing minority shareholders of the Company. Interest shall be payable semi-annually in arrears at a rate of 4.75% per annum on each August 1 and February 1, commencing on August 1, 2020 . The Notes will mature on February 28, 2025 and March 16, 2025, respectively unless repurchased or converted in accordance with their terms prior to such date.

The Notes holders have the right, at their option, to convert the outstanding principal amount of the Notes, to convert all or any portion (if the portion to be converted is US$1,000 principal amount or an integral multiple thereof) of the Notes at any time after the execution of proof of initial conversion price in form and substance prior to the close of business on the second business day immediately preceding the maturity date into fully paid Class A Shares at the applicable conversion rate. (the “Conversion Option”).

The initial conversion price is US$148.08 and US$162.52 of the Company's ADS per US$1,000 principal amount of the Notes (which is equivalent to an initial conversion price of approximately US$6.75 and US$6.15 per ADS). The conversion rate will be subject to adjustment in some events.

The holders may require the Company to repurchase all or a portion of the Notes for cash on February 28, 2023 and March 16, 2023 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

19.  Convertible Senior Notes (continued)

If certain events of default, changes in tax laws of the relevant taxing jurisdiction or fundamental change as defined in the indenture for the Notes were to occur, the outstanding obligations under the Notes could be immediately due and payable (the “Contingent Redemption Options”). The Company will pay additional interest, at its election, as the sole remedy relating to the failure to comply with certain reporting obligations as defined in the indenture of the Notes. In addition, the Notes provide its holders with additional interest equal to the fair value of any dividends received by the holders of the Company’s ordinary shares (the “Contingent Interest Features”).

The Company evaluated the embedded conversion features contained in the Notes and determined that the Conversion Option was not required to be bifurcated because it met the scope exception provided for under ASC 815-10-15-74(a).

The Company also evaluated the embedded Contingent Redemption Options and Contingent Interest Features contained in the Notes in accordance with ASC 815 to determine if these features require bifurcation. The Contingent Redemption Options were not required to be bifurcated because they are considered to be clearly and closely related to the debt host, as the Notes were not issued at a substantial discount and are redeemable at par.

The Contingent Interest Features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. However, the fair value of the Contingent Interest Features on the issuance date and at December 31, 2019 was not significant. In addition, the Company assessed whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of the occurrence of such default events is determined to be remote, the Company did not accrue additional interest expense for the year ended August 31, 2020. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

Furthermore, no beneficial conversion feature was recognized for the Notes as the fair value per ADS at the commitment date was US$5.44 and US$5.02, which was less than the most favorable conversion price.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

20.   Earnings/(Loss) Per Share

The following table sets forth the computation of basic and diluted net income per share for the following periods:

	As of August 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Numerator:
Net income/(loss) attribute to OneSmart International Education Group Limited’s shareholders	245,936	245,368	(729,829)	(106,585)
Accretion to redemption value of Preferred Shares	(962,905)	—	—	—
Deemed dividend—repurchase of Preferred Shares	(4,266)	—	—	—
Net income/(loss) attributable to ordinary shareholders for computing net income per ordinary share — basic and diluted	(721,235)	245,368	(729,829)	(106,585)
Denominator:
Weighted average number of shares used in calculating net income/(loss) per ordinary share — basic (in millions of shares)	4,145	6,460	6,451	6,451
Incremental weighted-average ordinary shares from assumed exercise of share options and vesting of restricted shares using the treasury stock method (in millions of shares)	—	249	—	—
Weighted average number of shares used in calculating net income/(loss) per ordinary share — diluted (in millions of shares)	4,145	6,709	6,451	6,451
Earnings/(loss) per share — basic	(0.1740)	0.0380	(0.1131)	(0.0165)
Earnings/(loss) per share — diluted	(0.1740)	0.0366	(0.1131)	(0.0165)

The redeemable convertible preferred shares that were issued as part of the Reorganization and presented on a retroactive basis did not share the losses of the Company. The redeemable convertible preferred shares did not have an impact on diluted EPS for the years ended August 31, 2018 on an if-converted or two-class method, as the redeemable convertible preferred shares did not carry any preferred dividend rights and only participated in all dividends on a one-to-one per-share basis with the holders of ordinary shares.

No adjustments were made to the basic earnings/(loss) per share amounts presented for the year ended August 31, 2018 and August 31, 2020 as the impact of the outstanding share options and restricted shares and convertible senior notes in the relevant periods were anti-dilutive.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

21.   Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income were as follows:

		Foreign
	Unrealized	currency
	gains/(loss) on	translation
	investment	adjustment	Total
	RMB		RMB
Balance as of September 1, 2017	19,123	—	19,123
Other comprehensive income before reclassification, net of tax	37,157	—	37,157
Amounts reclassified from accumulated other comprehensive income, net of tax	(13,838)	—	(13,838)
Foreign currency translation adjustment	—	86,458	86,458
Balance as of August 31, 2018	42,442	86,458	128,900
Other comprehensive income before reclassification, net of tax	(35,150)	—	(35,150)
Amounts reclassified from accumulated other comprehensive income, net of tax	(11)	—	(11)
Foreign currency translation adjustment	—	(6,591)	(6,591)
Balance as of August 31, 2019	7,281	79,867	87,148
Other comprehensive income before reclassification, net of tax	(8,885)	—	(8,885)
Amounts reclassified from accumulated other comprehensive income, net of tax	10,561	—	10,561
Foreign currency translation adjustment	—	10,343	10,343
Balance as of August 31, 2020	8,957	90,210	99,167

Balance as of August 31, 2020, in US$	1,308	13,174	14,482

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

In September 2017, immediately following the Reorganization, the Company issued 1,840,535,677 Series A-1 redeemable convertible preferred shares to new investors for total cash consideration of RMB1,840,536 (US$268,793). Accretion charge of RMB758,898 (US$110,830), related to the Series A-1 redeemable convertible preferred shares was recorded as an increase to the net loss attributable to ordinary shareholders. The Group subsequently repurchased an aggregate of 341,256,445 Series A redeemable convertible preferred shares for cash consideration of US$46,850 from Then Shareholders.

In December 2017, the Founder transferred 142,642,550 of his Class B ordinary shares to a new investor for cash consideration of RMB163,023 (US$23,808) and each of such transferred ordinary share was re-designated as a Series A-1 redeemable convertible preferred share. Accretion charge of RMB204,007 (US$29,793), related to the Series A-1 redeemable convertible preferred shares was recorded as an increase to the net loss attributable to ordinary shareholders.

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

Automatic Conversion

Each Preferred Share, shall automatically be converted into one Class A ordinary share at the then-effective conversion ratio applicable to such Preferred Share upon the closing of a firm commitment underwritten public offering in the United States on the New York Stock Exchange or the NASDAQ Global Market pursuant to an effective registration statement under the Securities Act, or on the Main Board of Hong Kong Stock Exchange or another internationally recognized stock exchange approved by the Board, including certain directors appointed by the Series A-1 redeemable convertible preferred shareholders, covering the offer and sale of Class A ordinary shares of the Company to the public, at a public offering price per share that implies a market capitalization of the Company immediately prior to such offering of not less than (i) RMB6,500,000 or its US$ equivalent if the IPO occurs within 18 months following the closing date of the Preferred Shares issuance (the “Closing Date”), (ii) RMB7,000,000 or its US$ equivalent if the IPO occurs within 18 to 27 months following the Closing Date, or (iii) RMB7,500,000 or its US$ equivalent if the IPO occurs after 27 months following the Closing Date but before the third anniversary of the Closing Date, (the “Qualified IPO”).

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

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution shall be made as follows:

-	First, the holders of Series A-1 redeemable convertible preferred shares were entitled to receive an amount equal to issue price, reduced by any and all dividends received on or before the date of such distribution and any net proceeds from any sale, transfer or other disposition of Series A-1 redeemable convertible preferred shares received by such holders of preferred shares, in preference to any distribution to the holder of the Series A redeemable convertible preferred shares and the Ordinary Shares of the Company; and
-	After payment was made to the holders of the Series A-1 redeemable convertible preferred shares holders in accordance with the above, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably among all shareholders according to the number of Ordinary Shares and Preferred Shares as if they had been converted into Class A ordinary shares immediately prior to such liquidation, dissolution or winding up of the Company.

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

23.  Restricted Net Assets (continued)

Subject to certain cumulative limits, in the event the Company’s board of directors declares dividends, the general reserve requires annual appropriations of 10% of after-tax income as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity’s registered capital; the other reserve appropriations are at the Company’s discretion. The general reserve can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended August 31, 2018, 2019 and 2020, the Group's appropriations to the general reserve were RMB450, RMB886 and RMB1,226 (US$179).

PRC laws and regulations also require private schools to make annual appropriations of no less than 25% of after-tax income plus an annual increase according to the net assets of the schools to its development fund, which is to be used for the construction or maintenance of the schools or procurement or upgrading of educational equipment. As of August 31, 2018, 2019 and 2020, total appropriation of RMB3,822, RMB6,194 and RMB11,044 (US$1,613) was made, respectively.

The general reserve and development fund cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Relevant PRC laws and regulations restrict the WFOE, the VIEs and the VIEs’ subsidiaries from transferring certain of their net assets to the Company in the form of loans, advances or cash dividends. Amounts restricted include the paid in capital and additional paid in capital of the WFOE, the VIEs and the VIEs’ subsidiaries, totaling approximately RMB2,798,740 (US$408,730) as of August 31, 2020.

24.   Leases

The Group’s operating leases mainly related to offices and classroom facilities. The Group has no finance leases. The Company do not assume renewals in our determination of the lease term unless the renewals are reasonably certain to be exercised at lease commencement. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of August 31, 2020, the weighted average remaining lease term was 2.6 years and weighted average discount rate was 5.60% for the Group’ operating leases.

The operating lease costs were as follows:

	For the year ended August 31, 2020
	RMB	US$
Operating Lease Costs:
Fixed	523,639	76,473
Short-term	6,792	992
Total	530,431	77,465

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

24.   Leases (continued)

Supplemental cash flow information related to operating leases was as follows:

	For the year ended August 31, 2020
	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Cash payments for operating leases	526,985	76,961
Right-of-use assets obtained in exchange for lease obligations:	314,883	45,986

The aggregate future lease payments for operating leases as of August 31, 2020 were as follows:

	RMB	US$
2021	504,469	73,673
2022	427,469	62,428
2023	327,078	47,767
2024	169,267	24,720
2025 and thereafter	155,660	22,732

Total	1,583,943	231,320

25.   Commitments and Contingencies

(a)   Capital expenditure commitments

The Group has commitments for the construction of leasehold improvements associated with its study centers of RMB1,067 (US$156) as of August 31, 2020, which are expected to be paid within one year.

(b)   Contingencies

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

25.  Commitments and Contingencies (continued)

(b)   Contingencies (continued)

As of August 31, 2020, some of the Group’s study centers have not received the requisite permits or registration licenses that are required by the relevant authorities in certain cities. The requisite permits for certain study centers are under renewal. In certain locations there are uncertainties with regard to whether the operating licenses the Company obtained have fully covered the business conducted by its study centers. The Group may be required to complete the rectification of such non-compliance by making timely application for the relevant permits or registration licenses for such study centers by the prescribed rectification timeframe. Specifically, the Group’s business operations in Shanghai must either be registered as for-profit entities or as not-for-profit entities. As a result, the Group needs to re-register or obtain new permits for all study centers in Shanghai by December 31, 2019.  Moreover, a few of the Group’s study centers lack fire safety permits and may be subject to administrative fines, be ordered to suspend operations of those study centers, or may have to break the Group’s existing leases. The Group may be required to obtain certain licenses and permits for the operation of online education programs according to relevant Chinese laws and regulations, for example, an ICP license. The Group is subject to warnings, fines or confiscation of gains derived from noncompliant operations if the Group do not obtain all of the required permits and licenses in time, and may be unable to continue operations at noncompliant study centers. In addition, PRC laws and regulations may require the Group's teachers to have requisite licenses, however, there are still a small number of teachers that have not yet obtained their teacher licenses due to various reasons. If the teachers of online courses do not fully comply with the qualification requirements for teacher licenses, or these teachers are teaching full-time at elementary and middle school at the same time, they may not be able to deliver the online courses, which would eventually adversely affect the delivery of the Group's tutoring services to students. If some of teachers, due to various reasons, are unable to apply for and obtain the requisite teacher licenses on a timely basis, or at all, the Group may be required to rectify such non-compliance and may not be able to continue to retain such teachers.

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

From time to time, the Group is subject to legal proceedings, investigations, and claims incidental to the conduct of its business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

The After-School Tutoring Institutions Opinions are relatively new and there remain uncertainties in respect of their interpretation and implementation.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.  Commitments and Contingencies (continued)

(b)   Contingencies (continued)

On July 12, 2019, the Ministry of Education (or “MOE”) and other five authorities issued The Implementation Opinion on Regulating After-School Online Tutoring, or the Implementation Opinion on Online Tutoring which provides requirements on the online after-school tutoring institutions mainly on filling requirements and examination and inspections that shall be undertaken by the online after-school tutoring institution, such as examination and inspections on the content of their platforms, the qualifications of the teachers, the security of information and lasting-time of the courses. The Implementation Opinion on Online Tutoring also regulates the fee policies, standards and refund policies on the online after-school tutoring institutions. Furthermore, on August 10, 2019, the MOE and other seven authorities issued the Opinion on Guiding and Regulating the Healthy Development of Online Education Applications, or the Opinion on Healthy Development of Online Education Applications, in which the filling requirements and examination and inspections requirement have been further strengthened. On November 11, 2019, the General Office of MOE promulgated the Administrative Measures for the Filing of Educational Apps, which further provided the detailed implementation rules with respect to such filing requirements under the Opinion on Healthy Development of Online Education Applications. On August 19, 2019 and October 8, 2019, separately, the Municipal Education Commissions of Tianjin and Beijing promulgated Rules of Tianjin Municipality for the Implementation of Online After-school Training Filing and Rules of Beijing Municipality for the Implementation of Online After-school Training Filing, providing specific administrative measures for institutions offering after-school training service only via internet to put on record. On February 24, 2020, the Shanghai Municipal Education Commission issued the Rules of Shanghai Municipality for the Implementation of Online After-school Training Filing.

To comply with these and other requirements, the Group need to make necessary adjustments to our business and operations, which could be costly and time-consuming. An estimate for the reasonably possible loss or a range of reasonably possible losses associated with these contingencies cannot be made at this time.

26.   Fair Value Measurement

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

26.   Fair Value Measurement (continued)

Assets and Liabilities Measured or Disclosed at Fair Value  on a recurring basis

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

Assets and liabilities measured or disclosed at fair value on a recurring basis are summarized below (continued):

		Fair value measurement or disclosure
		at August 31, 2019 using
		Quoted prices in		Significant
		active market	Significant other	unobservable
	Total fair value at	for identical	observable inputs	inputs
	August 31, 2019	assets (Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Fair value measurement
Short-term investments:
Available-for-sale	392,156	—	—	392,156
Long-term investments:
Available-for-sale	880,022	—	—	880,022
Total assets measured at fair value	1,272,178	—	—	1,272,178

Fair value measurement
Contingent consideration	91,440	—	—	91,440
Total liability measured at fair value	91,440	—	—	91,440

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

26.   Fair Value Measurement (continued)

Assets and liabilities measured or disclosed at fair value on a recurring basis are summarized below (continued):

		Fair value measurement or disclosure
		at August 31, 2020 using
		Quoted prices in		Significant
		active market	Significant other	unobservable
	Total fair value at	for identical	observable inputs	inputs
	August 31, 2020	assets (Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Fair value measurement
Short-term investments:
Available-for-sale	243,743	—	—	243,743
Long-term investments:
Available-for-sale	614,141	—	—	614,141
Total assets measured at fair value	857,884	—	—	857,884
Total assets measured at fair value in US$	125,286	—	—	125,286

Fair value measurement
Contingent consideration	47,084	—	—	47,084
Total liability measured at fair value	47,084	—	—	47,084

Total liability measured at fair value in US$	6,876	—	—	6,876

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Available-for-sale investments:

RMB
Balance as of August 31, 2018	485,307
Additions	1,040,581
Disposals	(262,651)
Changes in fair value	(43,454)
Accrued interest	52,395
Balance as of August 31, 2019	1,272,178
Additions	358,256
Disposals	(547,131)
Changes in fair value	(12,422)
Accrued interest	23,628
Impairment loss	(236,625)
Balance as of August 31, 2020	857,884

Balance as of August 31, 2020, in US$	125,286

Assets and Liabilities Measured or Disclosed at Fair Value on a nonrecurring basis

The Group measures certain financial assets, including equity method investments and equity securities without readily determinable fair value, at fair value on a nonrecurring basis only if impairment charges were to be recognized. The Group’s non-financial assets, such as goodwill, intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

During the years ended August 31,2020, RMB78,041 (US$11,397) impairment charge was recorded for equity securities without readily determinable fair value. The valuations are classified within Level 3, using income approach based on the Group’s best estimate of the future cash flow forecast and the discount rate.

27.   Subsequent Event

In December 2020, the Group entered into certain agreements to establish a sizable and stronger small-class business by merging a number of small-class K-12 after-school education businesses that the Group has invested in for a few years into Yutang Inc., or Yutang. The foregoing transactions are collectively referred to as the “Yutang transactions.” In connection with Yutang transactions, the Group entered into a share sale and purchase agreement with Yutang, Tus-Juren related parties, pursuant to which, Yutang has agreed to issue 100,340,631 ordinary shares of Yutang to the Group as share consideration in exchange for all the equity interest of Juren Education & Technology Group Inc. held by the Group. The Group also entered into a share subscription agreement with Yutang Inc. and its shareholder, Tus-Juren related parties and Tianjin Huaying Education Consulting Co., Ltd. to acquire certain equity interest in Yutang. Pursuant to which, Yutang has agreed to (i) issue 36,762,505 ordinary shares of Yutang to the Group at a purchase price of US$0.0001 per share as consideration to acquire all the equity interests of Tianjin Huaying Education Consulting Co., Ltd. indirectly held by the Group through VIE contractual arrangement; and (ii) issue 2,188,244 ordinary shares to the Group at a purchase price of US$0.0001 per share as consideration to acquire the Group's equity interest in Tus-Juren online business.

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

28.   Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of August 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	568,138	162,391	23,716
Restricted cash	—	122,969	17,958
Short-term investments	113,680	287,585	41,999
Total current assets	681,818	572,945	83,673

Non-current assets:
Long-term investment	909,518	872,756	127,458
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	1,712,621	1,176,422	171,806
Total non-current assets	2,622,139	2,049,178	299,264

TOTAL ASSETS	3,303,957	2,622,123	382,937

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-current liabilities:
Amounts due to subsidiaries	2,211,606	2,221,486	324,428
Total liabilities	2,211,606	2,221,486	324,428

Shareholder’ equity:
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares authorized; 4,130,261,827 issued and outstanding as of August 31, 2019 and 4,146,103,947 issued and outstanding as of August 31, 2020, respectively)	26	26	4
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 issued and outstanding as of August 31, 2019 and August 31, 2020, respectively)	16	16	2
Additional paid-in capital	5,501,992	5,598,978	817,679
Treasury stock	(203,759)	(274,648)	(40,110)
Statutory reserves	7,080	12,270	1,792
Accumulated deficit	(4,300,153)	(5,035,172)	(735,340)
Accumulated other comprehensive income	87,148	99,167	14,482
Total shareholders’ equity	1,092,350	400,637	58,509
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,303,956	2,622,123	382,937

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

28.   Condensed Financial Information of the Company (continued)

Condensed statements of income/(loss)

	For the years ended August 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating expenses:
Selling and marketing	—	(906)	(674)	(98)
General and administrative	(528)	(70,258)	(140,821)	(20,565)
Interest income	—	3,905	2,083	304
Interest expense	—	(27,960)	(58,857)	(8,596)
Foreign exchange gain/(loss)	2,574	(1,526)	4,336	633
Share of income/(loss) in subsidiaries, VIEs and VIEs’ subsidiaries	243,890	342,113	(535,896)	(78,263)
Income/(loss) before income tax provision	245,936	245,368	(729,829)	(106,585)

Provision for income tax	—	—	—	—
Net income/(loss)	245,936	245,368	(729,829)	(106,585)
Accretion to redemption value of redeemable convertible preferred shares	(962,905)	—	—	—
Deemed dividend-repurchase of redeemable convertible preferred shares	(4,266)	—	—	—
Net income/(loss) attributable to ordinary shareholders of OneSmart International Education Group Limited	(721,235)	245,368	(729,829)	(106,585)

Condensed statements of comprehensive income/(loss)

	For the years ended August 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net income/(loss)	245,936	245,368	(729,829)	(106,585)
Unrealized gain on available-for-sale investments, net of tax	23,319	(35,161)	1,676	245
Foreign currency translation adjustment	86,458	(6,591)	10,343	1,511
Comprehensive income/(loss)	355,713	203,616	(717,810)	(104,829)

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

28.   Condensed Financial Information of the Company (continued)

Condensed statements of cash flows

	For the years ended August 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash used in by operating activities	(527)	(8,668)	(319,227)	(46,620)
Net cash used in investing activities	(1,682,281)	(1,042,665)	(117,034)	(17,092)
Net cash provided by financing activities	2,484,973	732,306	176,546	25,783
Effect of exchange rate changes	51,967	33,033	(23,063)	(3,368)
Net increase/(decrease) in cash and cash equivalents and restricted cash	854,132	(285,994)	(282,778)	(41,297)
Cash and cash equivalents and restricted cash, at beginning of year	—	854,132	568,138	82,971
Cash and cash equivalents and restricted cash, at end of year	854,132	568,138	285,360	41,674

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