Form 20-F
period 2021-08-31
Meta Data Ltd
filed 2022-05-23
CIK 1722380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2021.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .. . . . . . . . . . . . . . . . . . .

For the transition period from to

Commission file number: 001-38430

Meta Data Limited
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)

The Cayman Islands
(Jurisdiction of Incorporation or Organization)

2161 North Zhongshan Road
Putuo District, Shanghai 200333
People’s Republic of China
(Address of principal executive offices)

Chee Jiong Ng, Chief Financial Officer
2161 North Zhongshan Road
Putuo District, Shanghai 200333
People’s Republic of China
Telephone: +86-21- 2250-5999
Email: cj@onesmart.org
(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each American depositary share representing 1,000 Class A ordinary shares Class A ordinary shares, par value US$0.000001 per share*	AIU	New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of August 31, 2021, there were 6,611,659,561 ordinary shares outstanding, par value US$0.000001 per share, being the sum of 4,321,229,545 Class A ordinary shares and 2,290,430,016 Class B ordinary shares.

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

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only, references in this annual report to:

●	“ADSs” are to our American depositary shares, each of which represents 1,000 Class A ordinary shares;

●	“ADRs” are to the American depositary receipts that evidence our ADSs;

●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

●	each “enrollment,” for the purpose of calculation, are to a student who takes at least one class for one subject in a certain period is treated as one enrollment in the same period. Under this methodology, a student taking at least one class for each of two subjects in a certain period is treated as two enrollments in the same period. The number of students enrolled in our invested schools is not included for this purpose;

●	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.000001 per share;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our company” and “our” are to Meta Data Limited, its subsidiaries and its consolidated variable interest entities and the subsidiaries of its consolidated variable interest entities.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information-D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information-D. Risk Factors,” “Item 4. Information on the Company-B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of income data for the fiscal years ended August 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of August 31, 2020 and 2021, and selected consolidated cash flow data for the years ended August 31, 2019, 2020 and 2021, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for the fiscal year ended August 31, 2017 and 2018, the selected consolidated balance sheet data as of August 31, 2017, 2018 and 2019 and the selected consolidated cash flow data for the year ended August 31, 2017 and 2018 are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with the accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended August 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statement of Income:
Net revenues	2,057,557	2,862,692	3,993,873	3,438,881	3,423,410	529,907
Cost of revenues	(1,002,266)	(1,413,090)	(2,072,067)	(2,169,739)	(2,093,743)	(324,089)
Gross profit	1,055,291	1,449,602	1,921,806	1,269,142	1,329,667	205,818
Operating expenses:(1)
Selling and marketing	(369,221)	(590,589)	(816,658)	(820,883)	(930,140)	(143,976)
General and administrative	(381,332)	(629,596)	(876,609)	(810,936)	(5,261,978)	(814,497)
Total operating expenses	(750,553)	(1,220,185)	(1,693,267)	(1,631,819)	(6,192,118)	(958,473)
Operating income/(loss)	304,738	229,417	228,539	(362,677)	(4,862,451)	(752,655)
Interest income	13,484	23,824	81,207	37,393	9,443	1,462
Interest expense	(192)	(18,660)	(60,637)	(103,600)	(98,302)	(15,217)
Other income	19,410	89,320	82,836	93,894	99,335	15,376
Other expense	-	(4,428)	(15,738)	(453,391)	(135,239)	(20,934)
Foreign exchange gain/(loss)	(180)	(1,168)	(138)	(69)	3,295	510
Income/(loss) before income tax and share of net (loss)/income from equity investees	337,260	318,305	316,069	(788,450)	(4,983,919)	(771,458)
Income tax (expense)/benefit	(92,016)	(108,479)	(121,541)	37,785	(30,870)	(4,778)
Income/(loss) before share of net (loss)/income from equity investees	245,244	209,826	194,528	(750,665)	(5,014,789)	(776,236)
Share of net (loss)/income from equity investees	(1,939)	4,630	(28,325)	(17,977)	(10,705)	(1,657)
Net income/(loss)	243,305	214,456	166,203	(768,642)	(5,025,494)	(777,893)
Add: Net loss attributable to non-controlling interests	15,522	31,480	79,165	38,813	37,927	5,871
Net income/(loss) attributable to Meta Data Limited’s shareholders	258,827	245,936	245,368	(729,829)	(4,987,567)	(772,022)
Net (loss)/income attributable to ordinary shareholders of Meta Data Limited	147,056	(721,235)	245,368	(729,829)	(4,987,567)	(772,022)
Earnings/(loss) per share:
Basic	0.0580	(0.1740)	0.0380	(0.1131)	(0.7543)	(0.1168)
Diluted	0.0580	(0.1740)	0.0366	(0.1131)	(0.7543)	(0.1168)
Shares used in earnings/(loss) per share computation (in millions of shares):
Basic	2,534	4,145	6,460	6,451	6,612	6,612
Diluted	2,534	4,145	6,709	6,451	6,612	6,612

(1)	Including share-based compensation expenses as set forth below:

	Year Ended August 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of Share based Compensation Expenses
Selling and marketing	735	2,113	906	674	110	17
General and administrative	24,240	144,373	70,626	137,312	42,752	6,618
Total	24,975	146,486	71,532	137,986	42,862	6,635

The following table presents our selected consolidated balance sheet data as of the periods indicated:

	As of August 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet:
Cash and cash equivalents	981,772	1,410,747	1,386,412	1,158,044	29,626	4,586
Total current assets	1,609,745	2,479,565	2,419,625	2,177,402	466,218	72,166
Total assets	2,317,610	4,202,927	6,071,475	7,898,391	503,173	77,886
Total current liabilities	1,988,358	2,661,471	3,390,300	5,116,754	4,717,577	730,231
Total liabilities	2,001,370	3,107,684	4,914,002	7,456,418	5,124,418	793,206
Total mezzanine equity	1,749,900	-	-	-	-	-
Total shareholders’ (deficit)/equity	(1,433,660)	1,095,243	1,157,473	441,973	(4,621,245)	(715,320)

The following table presents our selected consolidated cash flow data for the periods indicated:

	Year Ended August 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	773,281	867,370	345,374	240,692	138,343	21,412
Net cash used in investing activities	(80,961)	(1,169,244)	(1,392,335)	(906,931)	(147,947)	(22,900)
Net cash provided by/(used in) financing activities	23,214	652,605	988,358	648,759	(935,190)	(144,756)
Effect of exchange rate changes	-	78,244	34,268	(23,647)	(15,848)	(2,453)
Net increase/(decrease) in cash and cash equivalents and restricted cash	715,534	428,975	(24,335)	(41,127)	(960,642)	(148,697)
Cash and cash equivalents and restricted cash, at beginning of year	266,238	981,772	1,410,747	1,386,412	1,345,285	208,236
Cash and cash equivalents and restricted cash, at end of year	981,772	1,410,747	1,386,412	1,345,285	384,643	59,539

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

Risks Related to Our Business

●	Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.

●	China’s regulatory requirements or changes in off-campus training institutions may affect our business operations and prospects.

●	Our limited operating history with a relatively new business model in a relatively new market makes it difficult to evaluate our business and growth prospects.

●	We may be unable to continue attracting new clients, which may materially and negatively affect our user retention and thus our business and operations.

●	Any actual or perceived deterioration in our service quality may harm our brands and reputation and may adversely affect our business, results of operations and financial condition.

●	We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects.

●	Unauthorized use of our intellectual property by our employees and other third parties and the expenses incurred in protecting our intellectual property rights may harm our brands and reputation and materially and adversely affect our business.

●	If we are not able to maintain and enhance our brand, our business and operating results may be adversely affected.

●	We face intense competition in our industry, which could lead to our premium pricing pressure, reduced operating margins, loss of market share and increased capital expenditures.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the agreements that establish the structure for our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	We rely on VIE Contractual Arrangements for our PRC operations, which may not be as effective as direct ownership in providing operational control.

●	Any failure by our VIEs or their respective shareholders to perform their obligations under the VIE Contractual Arrangements would have a material and adverse effect on our business.

●	The shareholders of our VIEs may have potential conflicts of interest with us and not act in the best interest of our company.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Uncertainties with respect to the PRC legal system could adversely affect us.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

●	Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

●	Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Risks Related to Our ADSs

●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for a return on your investment.

●	You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the deposit to exercise those rights. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	You may experience dilution of your holdings due to the inability to participate in rights offerings and may be subject to limitations on the transfer of your ADSs.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements, and will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Risks Related to Our Business

We are transitioning our business from a PRC based business to being internationally operated. Our business plan is at its early stage of development.

Historically, the Company operated as one of the leading providers of K-12 after-school education services in China which developed a comprehensive K-12 after-school education platform that primarily focused on young children mathematics training services and FasTrack English services through a nationwide network of 480 learning centers across 40 cities in China. However, on July 24, 2021, the General Office of Central Committee of the Communist Party of China and the General Office of the State Council jointly released Opinions on what they termed “Further Reducing the Burden of Homework and Off-campus Tutoring for Compulsory Education Students”, the (“Double Reduction Policy”), which basically requires suspension of all subject-based off-campus tutoring business targeting pre-school kids and K12 students. As a result, since October 12, 2021, the Company suspended all education programs and learning centers in China, and we started to expand our business to develop certain software technologies to commercialize a smart student ID card (“Smart ID Card”) and develop smart training systems incorporating VR (virtual reality), AI (artificial intelligence), blockchain and other technologies to facilitate the teaching and training process. We are currently in an early development stage and may be subject to growth-related risks.

Although our management believes that our current business strategy has significant potential, our Company may never attain profitable operations and our management may not succeed in realizing its business objectives. If it is not able to execute our business strategy as anticipated, the Company may not be able to achieve profitability, and our business and financial condition may be adversely affected.

System limitations or failures could harm our business.

Our businesses depend on the integrity and performance of the technology, computer and communications systems supporting them. If our systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new services. These consequences could result financial losses and decreased customer service and satisfaction. If trading volumes increase unexpectedly or other unanticipated events occur, we may need to expand and upgrade our technology, transaction processing systems and network infrastructure. We do not know whether we will be able to accurately project the rate, timing or cost of any increases, or expand and upgrade our systems and infrastructure to accommodate any increases in a timely manner.

The success of our business depends on our ability to market and advertise the services we provide effectively.

Our ability to establish effective marketing campaigns is the key to our success. Our advertisements promote our corporate image and our services. If we are unable to increase awareness of our brand, the benefits of using our trading platform to invest in artwork and that such investment is secure, we may not be able to attract new Traders. Our marketing activities may not be successful in promoting our services or in retaining and increasing our Trader base. We cannot assure you that our marketing programs will be adequate to support our future growth, which may result in a material adverse effect on our results of operations.

The failure to manage growth effectively could have an adverse effect on our employee efficiency, product quality, working capital levels, and results of operations.

Any significant growth in the market for our services or our entry into new markets may require an expansion of our employee base for managerial, operational, financial, and other purposes. During any growth, we may face problems related to our operational and financial systems and controls, including quality control and delivery and service capacities. We would also need to continue to expand, train and manage our employee base. Continued future growth will impose significant added responsibilities upon the members of management to identify, recruit, maintain, integrate, and motivate new employees.

Aside from increased difficulties in the management of human resources, we may also encounter working capital issues, as we will need increased liquidity to finance the purchase of supplies, development of new products and services, and the hiring of additional employees. For effective growth management, we will be required to continue improving our operations, management, and financial systems and controls. Our failure to manage growth effectively may lead to operational and financial inefficiencies that will have a negative effect on our profitability. We cannot assure investors that we will be able to timely and effectively meet that demand and maintain the quality standards required by our existing and potential customers.

If we need additional capital to fund our growing operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.

If adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan and we would have to modify our business plans accordingly. There is no assurance that additional financing will be available to us.

In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors, including (i) our profitability; (ii) the release of competitive products by our competitors; (iii) the level of our investment in research and development; and (iv) the amount of our capital expenditures, including acquisitions. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

If we cannot obtain additional funding, we may be required to: (i) limit our investments in research and development; (ii) limit our marketing efforts; and (iii) decrease or eliminate capital expenditures. Such reductions could materially adversely affect our business and our ability to compete.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are acceptable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. In addition, new equity or convertible debt securities issued by us to obtain financing could have rights, preferences and privileges senior to our common stock. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

We are dependent on a trained workforce and any inability to retain or effectively recruit such employees, particularly distribution personnel and regional retail managers for our business, could have a material adverse effect on our business, financial condition and results of operations.

We must attract, recruit and retain a sizeable workforce of qualified and trained staff to operate our business. Our ability to implement effectively our business strategy and expand our operations will depend upon, among other factors, the successful recruitment and retention of highly skilled and experienced distribution personnel, regional retail managers and other technical and marketing personnel. There is significant competition for qualified personnel in our business and we may not be successful in recruiting or retaining sufficient qualified personnel consistent with our current and future operational needs.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our Traders or other participants, the communication infrastructure, or the e-platform on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

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

Despite the impact by the outbreak of COVID-19, our strong execution enabled us to maintain our business activities level and our revenue for the fiscal year 2021 compared to the fiscal year 2020. Our years’ investments and technology development in the online space enables us to respond promptly to the unprecedented COVID-19 situation. Supported by OneSmart Online, we are driving momentum by successfully migrating the majority of its existing students and attracting large numbers of new students to its online platform while maintaining high levels of customer satisfaction.

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

We believe it is unlikely that our business will be suspended because of the COVID-19 pandemic considering the vaccine rate and the case numbers in China. we currently are unable to predict the duration and severity of the COVID-19 outbreak, the responses thereto, and their impact on our business and operations, our results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, and the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented. The COVID-19 outbreak has to some extent, impacted our results of operations and financial conditions and will likely have a continued adverse impact on our results of operations.

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

The performance and reliability of our information technology infrastructure are critical to the consistency of our premium education services. Our proprietary centralized technology platform provides full technology support that connects our teaching service management and operating management systems. Our centralized technology platform and information technology systems could be vulnerable to interruption or malfunction due to events beyond our control, such as natural disasters, power outages or telecommunications failures. The security of our systems could also be compromised due to unauthorized access, hacking, computer viruses or other unanticipated problems. Material breakdown of our centralized technology platform and information technology system could result in the disruption of our operations and harm our service quality and reputation. Furthermore, we may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. Any such event may materially and adversely affect our business and results of operations.

We may not be able to execute our growth strategies successfully, which may hinder our ability to capitalize on new business opportunities.

We seek and will continue to implement various strategies to grow our business including expanding our online education initiatives, strengthening our technologies and data analytics capabilities, enhancing our teacher recruitment, development and management and pursuing selective strategic partnerships and acquisitions to further build our eco-system.

These strategies may not be successfully executed due to a number of factors, including, without limitation, the following:

●	we may not be able to develop and upgrade our curriculum and product lines that are appealing to our students;

●	we may not be able to successfully integrate acquired businesses and may not be able to achieve the benefits we expect from recent and future acquisitions or investments;

●	we may not be able to adequately upgrade or strengthen our operational, administrative and technological systems, and our financial and management controls to support our future expansion; and

●	we may not be able to further expand our network as fast as we expect.

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

In connection with our initial public offering, we undertook a series of corporate restructuring, or 2017 Restructuring. See “Item 4. Information on the Company—A. History and Development of the Company.” Prior to the 2017 Restructuring, we, through our predecessor holding company in the British Virgin Islands, adopted a 2013 share incentive plan in March 2013, which was replaced by a domestic share incentive plan of Shanghai OneSmart approved in February 2016, or the 2015 Plan. As a part of the 2017 Restructuring, we adopted an amended and restated 2015 share incentive plan in September 2017, which was further amended on February 5, 2018, or the Amended and Restated 2015 Plan. The maximum aggregated number of our ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 336,642,439 Class A ordinary shares, plus an annual 2.0% increase of the total number of ordinary shares outstanding on August 31 of the preceding calendar year of the Company on the first day of each of the nine-fiscal-year period commencing on September 1, 2018. Following the annual increase on September 1, 2021, the maximum aggregate number of shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 727,674,893. As of August 31, 2021, options to purchase a total of 581,844,440 Class A ordinary shares were issued and outstanding under the Amended and Restated 2015 Plan. We were, and may from time to time be, subject to disputes with our current or former employees or advisors who receive our share incentive grants, which may distract our management’s attention and attract negative publicity.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was effective as of August 31, 2021. See “Item 15. Controls and Procedures—Management’s Report on Internal Control over Financial Reporting.” In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

On May 14, 2021, the State Council promulgated the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021, imposes restrictions on the operation and management of private schools and the capital operation of private education. Pursuant to the 2021 Implementation Rules for Private Education Laws, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Such 2021 Implementation Rules for Private Education Laws may have significant impacts on our business operations and our operations results. Our sponsorship interest in the East Shanghai Foreign Language School may subject to the Implementation Rules.

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

As of August 31, 2021, among our learning centers that are registered as private schools, some expressly require reasonable returns and others do not have explicit requirement in their articles of association.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first half of 2020. We believe it is unlikely that our business will be suspended because of COVID-19 pandemic considering vaccine rate and the case numbers in China. However, there remains a possibility of further outbreak of COVID-19, and whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of the COVID-19, the global macroeconomic environment was facing numerous challenges.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015, and partially invalid according to the Circular on Repeating and Invalidating Five Normative Documents Concerning Administration of Foreign Exchange and Some Articles of Seven Normative Documents Concerning Administration of Foreign Exchange promulgated by the SAFE on December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of an FIE to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by our VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries or to establish new consolidated variable interest entities in the PRC, which may adversely affect our business, financial condition and results of operations.

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

Although the audit report included in this annual report is prepared by auditors who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular in Mainland China and Hong Kong, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this will happen in 2024.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. The SEC is also assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On November 5, 2021, the SEC approved the PCAOB Rule 6100 that provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule states that the PCAOB will make these determinations promptly.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA, or the Final Amendments. The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA. According to the Final Amendments, the SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The HFCAA Determination Report is a report relaying to the SEC its determinations that the PCAOB is unable to inspect or investigate completely registered public accounting firms in Mainland China and Hong Kong due to positions taken by Chinese authorities. The report, issued under Rule 6100, lists dozens of accounting firms based in Mainland China and Hong Kong subject to the determinations. Under Rule 6100, the PCAOB will reassess its determinations at least annually. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, Onestop Assurance PAC, is headquartered in Singapore, not mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, our auditor is not currently subject to the determinations announced by the PCAOB on December 16, 2021, and it is currently subject to PCAOB inspections.

While our auditor is based in Singapore and is registered with PCAOB and has been inspected by the PCAOB on a regular basis, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the our securities to be prohibited under the Holding Foreign Companies Accountable Act, and ultimately result in a determination by a securities exchange to delist the our securities. In addition, the recent developments would add uncertainties to our offering and we cannot assure you whether NYSE or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Delisting of our ADSs would force holders of our ADSs to sell their ADSs. The market price of our ADSs could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

During our fiscal year ended August 31, 2021, the trading price of our ADSs has ranged from US$7.625 to US$0.533 per ADS. The trading price of our ADSs is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies, especially companies in the education industry, have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

As of the date of this report, there are no Class B ordinary shares issued and outstanding. If we issue new Class B ordinary shares in the future, such shareholders will gain considerable influence over matters requiring shareholder approval, over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Our sixth amended and restated memorandum and articles of association contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our sixth amended and restated memorandum and articles of association, the Companies Act (2020 Revision) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). We do not believe that we were a PFIC for the taxable year ended August 31, 2021 and do not anticipate becoming a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

In March 2017, we incorporated Meta Data Limited (formerly known as OneSmart International Education Group Limited), or Meta Data, an exempted company incorporated under the laws of the Cayman Islands, as our offshore holding company to facilitate financing and offshore listing. In connection with our initial public offering, we subsequently undertook a series of corporate restructuring, or 2017 Restructuring. In March 2017, OneSmart Education acquired OneSmart Edu Inc., or OneSmart BVI, a company incorporated in the British Virgin Islands, as our intermediary holding company, which holds 100% of the share capital of OneSmart Edu (HK) Limited, or OneSmart HK. In September 2017, OneSmart HK acquired all of the equity interests in the WFOE, which entered into a series of contractual arrangements with Shanghai OneSmart and its then shareholders. Subsequent to that, we also entered into a series of contractual arrangements with Rui Si and its then shareholders. In January 2018, the WFOE entered into another series of contractual arrangements with Shanghai OneSmart and its then shareholders, replacing the original set. As a result of the foregoing transactions, OneSmart Education became the entity that consolidates Shanghai OneSmart and Rui Si. The 2017 Restructuring was completed under the common control of Xi Zhang, our founder. See also “Item 4. Information on the Company-C. Organizational Structure-Contractual Arrangements with Shanghai OneSmart, Rui Si and their respective shareholders.”

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

In February 2020, we entered into a share swap agreement and an asset and business transfer agreement with Yimi Education Technology Inc., or Yimi Cayman, its affiliated companies and VIE, Shanghai Yimi Education Technology Co., Ltd., or Shanghai Yimi to acquire certain technologies and business as part of Company’s continuing efforts to enhance the quality and customer experience on OneSmart Online, the online platform of the Company, for a total consideration of approximately RMB311.1 million. The foregoing transactions are collectively referred to as the “Yimi transactions.” In connection with the Yimi transactions, in December 2019, we established OneSmart Online Edu Inc., an exempted company duly incorporated and validly existing under the laws of the Cayman Islands, which is 100% owned by OneSmart BVI before the share swap occurs. Immediately after the share swap, we, through OneSmart BVI, hold 90% share capital of OneSmart Online Edu Inc., which in turns hold 100% share capital of Yimi Cayman. Yimi Education Technology (HK) Limited, or Yimi HK, which was established by Yimi Cayman under the laws of Hong Kong and was wholly owned by Yimi Cayman, holds 100% share capital Yimi Education Technology (Shanghai) Co., Ltd., or Yimi Shanghai, a WFOE under the laws of the PRC. In December 2019, we established Xiangyuan (Shanghai) Education Technology Co., Ltd., or Xiangyuan, which entered into a series of contractual agreements with its shareholders and Yimi Shanghai. As a result of the Yimi transactions, OneSmart Education became the entity that consolidates Xiangyuan. See also “Item 4. Information on the Company-C. Organizational Structure-Contractual Arrangements with Xiangyuan and its shareholders.”

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

In December 2020, we entered into certain agreements to establish a sizable and stronger small-class business by merging a number of small-class K-12 after-school education businesses that OneSmart has invested in for a few years into Yutang Inc., or Yutang. The foregoing transactions are collectively referred to as the “Yutang transactions.” In connection with Yutang transactions, we entered into a share sale and purchase agreement with Yutang, Tus-Juren related parties, pursuant to which, Yutang has agreed to issue 100,340,631 ordinary shares of Yutang to us as share consideration in exchange for all the equity interest of JUREN Education & Technology Group Inc. held by us. We also entered into a share subscription agreement with Yutang Inc. and its shareholder, Tus-Juren related parties and Tianjin Huaying Education Consulting Co., Ltd. to acquire certain equity interest in Yutang. Pursuant to which, Yutang has agreed to (i) issue 36,762,505 ordinary shares of Yutang to us at a purchase price of US$0.0001 per share as consideration to acquire all the equity interests of Tianjin Huaying Education Consulting Co., Ltd. indirectly held by us through VIE contractual arrangement, and (ii) issue 2,188,244 ordinary shares to us at a purchase price of US$0.0001 per share as consideration to acquire our equity interest in Tus-Juren online business. After the Yutang transactions, we became a minority shareholder of Yutang.

On March 28, 2018, our ADSs commenced trading on the NYSE under the symbol “ONE.” We raised approximately US$162.7 million in net proceeds from the issuance of new shares from the initial public offering after deducting underwriting commissions and the offering expenses payable by us.

On April 28, 2022, our shareholders approved the change of the Company’s name from OneSmart International Education Group Limited to Meta Data Limited at the Company’s annual general meeting. In connection with the change of name, we changed our ticker symbol from “ONE” to “AIU.”

Our principal executive offices are located at 2161 North Zhongshan Road, Putuo District, Shanghai, People’s Republic of China. Our telephone number at this address is +86-21-2250-5999. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

See “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

Historically, the Company operated as one the leading providers of K-12 after-school education services in China which developed a comprehensive K-12 after-school education platform that primarily focused on young children mathematics training services and FasTrack English services through a nationwide network of 480 learning centers across 40 cities in China. The Company had three primary segments, i. e. OneSmart VIP, OneSmart Young Children Education and One Smart Online.

On July 24, 2021, the General Office of Central Committee of the Communist Party of China and the General Office of the State Council jointly released Opinions on what they termed “Further Reducing the Burden of Homework and Off-campus Tutoring for Compulsory Education Students,” (the “Double Reduction Policy”), which basically requires suspension of all subject-based off-campus tutoring business targeting pre-school kids and K12 students. As a result, on October 12, 2021, the Company suspended all education programs and learning centers in China. The revenue and assets from One Smart Online for fiscal year ended August 31, 2021 are RMB48.1 million (US$7.4 million) and RMB3.1 million (US$0.5 million), respectively. The revenue and assets from One Smart Yong Children Education for fiscal year ended August 31, 2021 are RMB546.5 million (US$84.6 million) and RMB122.9 million (US$19.0 million), respectively. The revenue and assets from these two segments are approximately 17.4% of the total revenue and 25.0% of the total assets, respectively, for the fiscal year ended August 31, 2021. Since the suspension, the Company has been in active discussion with regulatory authorities with regard to winding down of the suspended business and implementing its new business model.

The new business model takes many of the components not affected by the suspension and expands with new initiatives. The model consists of the following segments but will not include providing subject-based off-campus training and tutoring to pre-school kids or K-12 students in China. As such, the new business will not be adversely affected by the Double Reduction Policy.

1.	The Company has developed certain software technology to commercialize a smart student ID card (“Smart ID Card”). The Smart ID Cards are designed to track the students’ attendance in real time, and automatically notify administrators in the event of danger or odd behaviors of students.

2.	The Company also plans to build a smart training system incorporating virtual reality, artificial intelligence, blockchain and other technologies in order to facilitate the teaching and training process. If successfully developed and implemented, the smart training system is expected to enhance the immersion and interactivity of virtual reality and is suitable for many education and training scenarios.

Our Service-oriented Learning System

We introduced and implemented distinctive “Power Learning” education philosophy and case study teaching method, which aims at cultivating the study motivation, capability and perseverance of each student by means of interactive learning experience, throughout all stages of our education programs and services and in all of our learning centers. By carefully tailoring our teaching to each student’s capabilities and aptitude, we had become a “Third Classroom” for our students, complementing the education they receive at home and in school. We offered our students a customized and comprehensive learning experience through the following six key components, which are organically combined to form our learning system:

●	Power Learning Index aptitude assessment. Before the commencement of our in-class tutoring, we assessed the capabilities of our students and matched them with our teachers through our proprietary power learning index, or PLI, an aptitude assessment test. PLI consisted of questions designed to assess the student’s analytical and problem solving ability, and psychological and behavioral patterns from multiple dimensions including time management ability, exam taking skill, in-class learning ability, learning interests, learning goals, self-initiative, self-discipline, decisiveness and perseverance. Based on the test results and the preliminary academic assessment for the subjects in which the students are enrolled, our assigned teacher would prepare a customized study plan. The study plan took into consideration the student’s strengths and weaknesses identified from the PLI test, set out the academic goals of our tutoring services, established a timeline for each key milestone and develops weekly or monthly tutoring schedules.

●	Personalized and customizable teaching material. Our big data driven online teaching platform, OneSmart Teaching Bank, equipped and furnished our teachers with a vast database of approximately 17 million teaching notes, practice questions and learning resources to enable them to effectively tailor the teaching note for each student beforehand based on study plan.

OneSmart Teaching Bank allowed flexibility and adjustability for our teachers to redesign or reinforce the teaching notes available in our database. Guided by the customized study plan, our teacher could generate the tailored teaching notes by selecting curriculum for a specific course at the desired difficulty level, and then designing a presentation format in combination with a set of test exercises suitable for the student’s learning aptitude. The teacher might choose to upload the tailored handout to the system for other teachers’ review, and such handout, if highly rated among the teachers, would then be contributed to the database and shared on the teaching platform in order to continuously enrich our teaching and learning resources. Thus, our teaching platform was not only efficient, flexible and well-stocked, but was also continuously growing.

Our OneSmart Teaching Bank contained over 11 million test questions, which were collected and were constantly updated by our in-house research team. As a useful supporting tool, this platform filters and compiles questions that were constantly answered with low accuracy rates. For each of these questions, we provided detailed analysis to help students decipher the weak link in knowledge covered by the question as well as the route of solutions to tackle similar questions. Our teachers targeted the students’ weak areas of academic knowledge to enhance problem-solving techniques and tested skills through a combination of teaching tools including the one-on-one in-depth analysis and discussions, problem sets, and mock tests and thus efficiently improve academic performance.

●	Integrated offline-to-online services. Throughout the learning process, we offered our students integrated and comprehensive services. We provided offline-to-online targeted services for our students and their parents, including real-time communication, assistance and student advisory services from our dedicated team of study advisors and various extra-curricular activities.

Upon joining our premium education programs, each student was assigned to a study advisor who kept track of the student’s academic performance, progress and study habits throughout his or her study with us. The study advisor also communicated with parents and teachers to report each student’s performance, adjusted the student’s study plan after discussing with the teachers, and takes a supervisory role to help him or her develop good study habits. Our students were also offered a wide selection of extra-curricular classes or services such as complementary classes including online live-streaming tutoring courses, family education training, after-class Q&A sessions, one-on-one psychological counseling services and seminars and lectures focusing on exam preparations.

●	iOneSmart Study Master and other apps. We sought to keep the parents updated of their children’s performance in each step of our education process. Through our proprietary mobile apps that underpin our teaching management function, such as iOneSmart Study Master and iHappyMath, we offered an interactive communication channel from which parents can review teachers’ teaching notes, received reports on children’s academic performance and communicate to us their concerns and suggestions, which are generally responded to within 24 hours. iOneSmart Study Master also extended the tutoring dynamic between the teachers and students after class. Through scanning the bar codes assigned to the questions that students answered wrong, teachers could easily collect these questions via our apps and identify the student’s weak link in knowledge, and further customized the teaching notes. Our apps enabled parents and students to access students’ records, including the results of PLI aptitude test, the test resulted throughout the learning process, and regular assessment and study reports.

●	Well-trained teachers. We had a dedicated teacher team. We recruited our teachers through a multi-step recruiting process and the teachers recruited undergo standardized and comprehensive training courses covering orientation and regular ongoing training at our “OneSmart University” teacher training center and “OneSmart Online Colleges” which were dedicated to the development and improvement of teachers’ professional skills in order to maintain our teaching quality. Our continuous on-the-job training kept our teachers abreast of our latest education content and our learning software and facilities.

●	Specifically designed study rooms or classrooms. Our students of OneSmart VIP programs typically took their classes in private study rooms at our learning centers. Each study room ensured the privacy and comfort of the teaching session while all the necessary and up-to-date teaching facility was equipped in the room. The classrooms for our premium young children education services were installed with multi-media technology tools, which created a relaxing, interactive, and interest-enhancing environment that stimulated the learning interest and knowledge absorption of the students.

Our Education Programs

As a leading premium K-12 after-school education service provider in China, we had built a comprehensive K-12 education platform that encompasses the following:

●	OneSmart VIP business. Premium tutoring services for exam preparation under “OneSmart VIP” brand, or OneSmart VIP programs, had been our core service offering. We provided classes covering all key academic subjects taught in primary and secondary schools in China to students between the third grade and the twelfth grade of the K-12 system in one-on-one and one-on-three teacher-to-student settings.

●	OneSmart Young Children Education Business. Our young children education business consisted of two segments. (i) HappyMath. Our premium young children mathematics and Chinese training services were offered under the brand “HappyMath” and were typically designed in one-on-eight or one-on-ten teacher-to-student settings, focusing on interest cultivation and early development in the subjects of mathematics, Chinese, science and computer programming to students from early childhood to primary school. (ii) FasTrack English. Our premium young children English training services were offered under the brand “FasTrack English” and were typically designed in one-on-eight or one-on-ten teacher-to-student settings, focusing on STEM (science, technology, engineering and mathematics) and kids MBA English to students from early childhood to primary school.

●	OneSmart Online. We launched OneSmart Online in the fiscal year of 2020, which provided online courses to our existing student base from OneSmart VIP, HappyMath and FasTrack English programs and newly enrolled online students. OneSmart Online leveraged latest education technologies and OMO technologies to offer compelling value proposition by bringing convenience, quality teacher, program flexibility and enhanced value to our students. OneSmart Online allowed students to take classes during the weekday or on demand by offering live broadcasting programs through mobile applications. In 2020, we acquired certain technologies and partial businesses from Yimi Education Technology Inc., Shanghai Yousheng Education and Technology Co., Ltd. and Beijing Ruiyipeiyou Education and Technology Co., Ltd. We successfully integrated their advanced technologies to further improve OneSmart Online platform. The acquisitions added a key component to our premium online services. Their technology and development on big data analytics and artificial intelligence and advanced online courses helped create synergies with OneSmart Online to drive interactive smart learning and further improve learning experience.

The following table provides a list of our previous main after-school tutoring program offerings:

				Primary School						Middle School				High School
Category	Brand	Subject	K	1	2	3	4	5	6	7	8	9	10	11	12

OneSmart VIP business	OneSmart VIP	All Key Subjects(1)	-	-	-	●	●	●	●	●	●	●	●	●	●
OneSmart Young Children Education	HappyMath	Mathematics and Chinese	●	●	●	●	●	●	●	-	-	-	-	-	-
	FasTrack	English Language	●	●	●	●	●	●	●	-	-	-	-	-	-
OneSmart Online(2)	OneSmart International Education	Subjects for International School	-	-	-	●	●	●	●	●	●	●	●	●	●
	Yimi Education	All Key Subjects	-	-	-	●	●	●	●	●	●	●	●	●	●
	OneSmart Online Young Children Education	Mathematics and Chinese; English Language	●	●	●	●	●	●	●	-	-	-	-	-	-

Note :

(1)	Including mathematics, English, Chinese, physics, chemistry, geography and history.

(2)	Including our online business only. The revenues from all the OMO classes were recognized under OneSmart VIP and OneSmart Young Children Education businesses.

OneSmart VIP Business

We had been providing premium after-school tutoring services under our “OneSmart VIP” brand in one-on-one and one-on-three teacher-to-student settings with a full spectrum of course offerings covering key academic subjects taught at Chinese primary and secondary schools, including mathematics, English, Chinese, physics, chemistry, geography and history. Students enrolled in our premium tutoring services were typically between the third grade and the twelfth grade of the K-12 system in China. The programs were conducted in 319 learning centers that we operated as of August 31, 2021 and we had over 100,901 average monthly enrollments in the premium tutoring services in the fiscal year of 2021.

Through our integrated OneSmart learning system, we had been able to carry out our “Power Learning” education philosophy to spark our students’ intellectual curiosity, improve their study habits, foster their confidence and enhance their learning capabilities. The primary goal of our premium tutoring services was to fully explore, cultivate and realize our students’ potential and helped them develop a strong and consistent track record in their academic achievements.

OneSmart Young Children Education Business

In the fiscal year 2020, we combined HappyMath and FasTrack English into one business unit to enhance the sales effectiveness and management efficiency. Both of these two brands targeted young students from kindergarten to primary school.

HappyMath

HappyMath was one of our course offerings to children from kindergarten to primary school, focusing on interest cultivation and early development in various subjects. Many of the services for the same subjects were offered at ascending levels of difficulty in order to suit our students’ different ages and intellectual development stages. For instance, in our regular mathematics courses, we had grouped students into three phases based on their ages, and additionally offered certain courses for primary school admission purposes.

We offered mathematics courses to students from kindergarten to the fourth grade in primary school. The mathematics program was dedicated to developing the student’s calculation, problem solving, logic thinking, observation and reasoning abilities. We also offered Chinese, science and computer programming to students from kindergarten to the fifth grade in primary school. Our Chinese courses aimed to enhance language organization and communication skills, nurture the students’ appreciation in Chinese literature, and develop their public speaking skills. Our science courses aimed to cultivate students’ interests in science and inspire their exploratory spirit. Our computer programming courses aimed to improve their aptitude to modern technological trends.

In the fiscal years ended August 31, 2019, 2020 and 2021, the number of average monthly enrollments in our HappyMath program was 27,024, 27,569 and 24,957, respectively.

FasTrack English

FasTrack English offersed premium young children English tutoring services. We acquired 55.6% equity interests in Yuhan (Shanghai) Information Technology Co., Ltd., or Yuhan, in January 2018, which allowed us to hold 75.6% equity interests in Yuhan in total. Yuhan provided offline English tutoring services under the brand of “FasTrack English.” After the integration with our existing business, FasTrack English focused on STEM English tutoring services to students from three to twelve year-old with a class format ranging from one-on-eight or one-on-ten teacher-to-student settings. FasTrack English aimed to improve the comprehensive English capacities of young children.

In the fiscal years ended August 31, 2021, the number of average monthly enrollments in our FasTrack English program reached 24,544.

Our HappyMath and FasTrack English adopted group case study method. This method was designed to help our students develop disciplined and sustainable study habits, and improve independent thinking and studying ability. Under the group case study method, our students were incentivized to prepare for their lessons in before-class preview, to have extensive in-class interaction and discussions, and to engage in after-class review and reflection. We utilized scenario-based multi-media teaching content, including instructional videos and audio materials, and white board course management system to make the instructional process more efficient, and integrate story scenarios, role play and team work into the classroom to stimulate the students’ learning interest and motivation throughout the learning experience. To enhance transparency, improve learning experience and build trust between students and teachers, we also provided online streaming of some of our classes and the parents could observe the in-class performance of the students and teachers. Aided by our various apps, parents could watch a pre-recorded class video and communicate with teachers or study advisors on their children’s study and classroom performance.

Our premium young children education services were not designed to focus solely on improving students’ academic performance results at public schools. Nonetheless, these programs might help our students achieve academic excellence or improve school performance by developing their general independent learning and analytical capabilities and stimulating their curiosity in learning.

Recent Program Initiatives

●	OneSmart Online. We launched OneSmart Online in the fiscal year of 2020, which provided online courses to our existing student base from OneSmart VIP, HappyMath and FasTrack English programs and newly enrolled online students. OneSmart Online was a critical part of our long-term strategy. OneSmart Online leveraged latest education technologies and OMO technologies to offer compelling value proposition by bringing convenience, quality teacher, program flexibility and enhanced value to our students. OneSmart Online allowed students to take classes during the weekday or on demand by offering live broadcasting programs through mobile applications. In 2020, we acquired certain technologies and partial businesses from Yimi Education Technology Inc., Shanghai Yousheng Education and Technology Co., Ltd. and Beijing Ruiyipeiyou Education and Technology Co., Ltd. We successfully integrated their advanced technologies to further improve OneSmart Online platform. The acquisitions added a key component to our premium online services. Their technology and development on big data analytics and artificial intelligence and advanced online courses helped create synergies with OneSmart Online to drive interactive smart learning and further improve learning experience.

OneSmart Online served the core needs of students and parents to improve test scores by leveraging its customized approach to teaching based on student aptitude. This was a key differentiator from online big class format or other courses. The online K-12 after-school education industry was massive and online education was rapidly growing in popularity since the COVID-19 outbreak began. The pursuit of teaching efficiency required by parents would drive the continuous penetration of premium personalized online educational products going forward. Our goal was to establish OneSmart Online as the leading online-based premium education services platform to better serve the high-end demand through both online and offline channels. In the cities where we had both offline and online presence, we adopted same price for offline and online class and regarded OneSmart Online business as a supplementary to our solid offline business in the form of “take-out” service. We believed that our online strategies would help us expand into lower tier cities in the long run.

●	Premium Services Enhancement. We had been constantly upgrading our premium services in various ways, aiming to improve customer satisfaction. We integrated our education programs with advanced education research products and proprietary technologies. In particular, our latest UPC 12.0 (Unique Personalized Coach), our proprietary teaching and service system, was able to upgrade curriculum database and analyze teaching and study effectiveness. We also integrated IDT 8.0 (Interest Driven Teaching), our latest proprietary HappyMath education system, with OMO technologies, artificial intelligence tools and smart devices to enhance student’ satisfaction. Furthermore, we integrated the PIER 5.0 (Positive Innovative English Reinforcement), our latest proprietary FasTrack English teaching methodology, with AI and 3D technologies to enhance student engagement and learning outcome.

●	Elite VIP 1-on-1 Services. We re-launched Elite VIP education services in early fiscal year of 2020 after its initial launch in early fiscal year of 2019 and subsequent suspension due to the outbreak of COVID-19. The new product was priced 80% higher than regular product of our OneSmart VIP business as an upgraded version supported by higher quality teachers and more premium services provided through new technologies, to address the consumption upgrade demand in tier-1 and major tier-2 cities. The Elite VIP program was designed for one-stop school admission planning.

●	HappyMath VIP Program. To adapt to the regulatory changes on school admission practices particularly in Shanghai, we launched Practical Math Program, or PMP, in September 2020 to address a broader market demand. The PMP was priced 50% higher than regular product of our HappyMath business. This VIP program was designed to enlighten young children’s early interest in math and to offer online study sessions for preview and review during weekdays.

●	FasTrack VIP Program. In September 2020, we launched a Kids MBA English program, which is priced 70% higher than regular product of our FasTrack English Program, provided upgraded content and services by leveraging new technologies. This VIP program was designed to broaden young children’s global vision.

●	Overseas Education Program. The Company plans to provide online education and tutoring services exclusively to students outside of China and will teach subjects such as Chinese language and mathematics, and provide overseas education preparation and planning services to students residing within China. The Company will also explore business opportunities relating to vocational education and training and family counseling.

Curriculum and Teaching Material Development

We based our curriculum and education content on the philosophy and ultimate goal of improving our students’ study capabilities, knowledge and academic performance. As different programs and classes within each program target students with diversified age groups and needs, we customized the teaching materials accordingly.

Our curriculum closely tracked the standard K-12 curriculum of China’s primary and secondary schools. We covered all core K-12 subjects, including mathematics, English, Chinese, physics, chemistry, geography and history.

The development of our teaching materials typically started with our development team’s thorough review of recent teaching and training materials from leading public schools, as well as any new examination requirements and trends to keep up with the changing academic and examination conditions in the PRC education system. Our development team also worked closely with our teachers and solicit feedback from them based on their tutoring experience and constantly updated our centralized database of teaching notes and exam test questions. Leveraging OneSmart Teaching Bank and students’ PLI aptitude test results, our teachers were able to develop and design customized teaching notes and selectively chose the practice questions for each student based on their grade level, study habits, recent academic performance and their academic goals. The teachers might choose to upload their tailored teaching notes to the system for other teachers’ review, and the highly rated teaching notes would be contributed to our database which further enriches our database.

To provide academic and research support to our premium tutoring services and to diversify our education service offerings, we acquired an 80% equity interests in East Shanghai Foreign Language School, a domestic school for compulsory education. Our experience in managing and operating the full-time school had contributed to our teaching and learning resources and curriculum development capabilities.

We had a curriculum and teaching materials development team of over 100 specialists, who were dedicated to developing, updating and improving our teaching materials tailored to different regions and study needs. We also formed a “OneSmart Power Learning Institute” that focuses on analyzing local examination policy development and evaluating corresponding curriculum improvements. We also had a product development team that worked with our education service team and sales and marketing team to design and promote the new program offerings.

Our Learning centers

We operated a network of 498 learning centers across 44 cities in China as of August 31, 2021.

We had a dedicated and experienced management team at our headquarters focusing on learning center expansion and site selection. We went through a comprehensive evaluation process for any expansion and new site selection, with joint efforts and contribution from our senior management, business development team and other administrative departments.

The layout and interior design of each learning center was determined by the type of programs offered in that center. Our classrooms at the learning centers were constructed with specific requirements tailored to the different programs. We emphasized the privacy of small-size study room for our premium tutoring services while ensuring that all the necessary teaching facilities were available in the room. Classrooms of our premium young children education services were installed with the multi-media technology tools and CCTVs for parental auditing. In addition to the teaching classrooms, most of our learning centers were equipped with rooms with different functions to meet the parents’ and students’ needs, including:

●	Consulting rooms: We offered consulting, course selection, registration and other advisory services in the consulting rooms.

●	Common study classrooms: Our students had free access to our common study classroom where they could prepare for courses before the classes or review and do their assignments after the classes. It also offered a venue for the students to interact with each other.

●	OneSmart Paradise: It was the leisure area available to students at most of learning centers for our premium tutoring services and premium young children education services. We offered various toys, facilities and activities with which students could make new friends and expand their network while playing the games and undertaking the activities together.

●	Resting areas: Parents could rest at our designated areas and wait for their children during class hours. Facilities like free wireless internet and vending machines were available.

We were mindful about the safety of our students at our learning centers and implement high safety standards in the design and construction process, and were compliant with local regulations on location choice and constructions. We strived to create an engaging learning environment for both parents and students while ensuring that teaching could be conducted safely and smoothly.

The director of each learning center was responsible for overall management, including student recruitment, staffing and teaching curriculum. All of our service functions had step-by-step procedures that are well-documented for our staff to follow.

Asides from the learning centers we operated, we also worked with certain institutions through franchise arrangements to operate our program offerings and collect a franchise fee from them. As of August 31, 2021, there were 5 learning centers to which we grant franchise under franchise agreements with our OneSmart VIP business and Fastrack English business respectively, and we expected to keep the number of our franchise learning centers at a minimal level. For the fiscal year ended August 31, 2021, franchise fees contributed to an immaterial portion of our total net revenues. To optimize our geographic penetration and expansion in an asset light way, we might selectively enter into more franchise arrangements with third-party operators.

Our Teaching Staff

We had a team of dedicated and capable teaching staff with teaching and management experience. We believed that our teaching staff were critical to maintaining the quality of our services and promotion of our brand and reputation. We maintained a set of qualification standards when selecting and training our teachers to ensure that we could provide consistent and high-quality education to our students.

●	Systematic recruitment process. Approximately 40% of our teachers were recruited from specialized teachers’ colleges in China. We recruited our teachers through on-campus recruitment of teachers’ college graduates and, from time to time, through social channels. We aimed to recruit high-caliber teachers through a multi-step recruitment process, including (i) application; (ii) screening; (iii) qualification tests; (iv) lecture auditions; and (v) interviews. During the recruitment process, we focused on the academic background, communication skills and classroom demeanor of these teacher candidates. We also targeted teacher candidates with energetic and positive personalities who can effectively connect with and motivate our students.

●	On-going training, evaluation and development. Training was a critical part of our daily operations and ensures that the quality of our education services is maintained at a high level. Before being certified as our full teachers, new teachers were required to undergo one month of comprehensive orientation and online and offline training at our OneSmart University and OneSmart Online College, where they familiarized themselves with One Smart Teaching Bank and improved their teaching skills. All of our full-time teachers were required to continue to participate in training programs on a regular basis so that they stay abreast of our latest education content and our learning software and facilities. Other teaching staff also underwent similar systematic online and offline training courses tailored to each individual’s position and specific responsibility.

We had established a system to evaluate and incentivize our teachers to improve their teaching skills, service quality and teaching results. Among other things, we utilized a 10-level ranking system for teachers at our premium tutoring programs. Through this ranking system, we rated teachers based on a set of criteria, including overall performance, seniority, student and parent reviews, historical refund and retention rates, and the level of ranking for each teacher was directly linked to his or her compensation. To conform to teachers’ ranks in public schools, we cooperated with, and were licensed by, the China Education Association to certify our teachers. In addition, we constantly conducted performance review and adjusted the ranking of teachers. Our teachers went through quarterly examinations and certain number of teachers with low rate in the examinations would end their employment with us. Meanwhile, we encouraged our teachers to put their own spin in their classes to keep students engaged and motivated.

●	Career advancement and continued education. We were committed to the career advancement and continuing education of our teachers. We provided both online and offline training in management skills to our selected teachers. Based on various key performance indicators such as overall teaching ranking, student reviews and refund rate, capable and experienced teachers also had the opportunity to be promoted to directors of our learning centers or our headquarters. As of August 31, 2021, more than 90% of the learning center directors were promoted internally within our OneSmart system.

●	Competitive compensation package. We believed that the compensation package we offered to our teaching staff, which was comprised of a fixed base salary and lecture bonus fees, was competitive in the market. Our competitive compensation and career development opportunity helped ensure the stability of our teaching staff.

Our Students and Student Services

Students on OneSmart Platform. Over the years, we have maintained large and fast-growing student enrollment. Our average monthly enrollments for the fiscal years ended August 31, 2019, 2020 and 2021, were 158,346, 170,995 and 170,854, respectively.

We charge our after-school education programs based on prepaid class units. After a student signs the service contract and purchases a fixed amount of class units, he or she would be deemed to have enrolled with us. The pre-paid class units were consumed when the student took classes under our after-school education programs. In addition, with our approval, the student might use the unconsumed class units on certain programs or subjects different from the ones originally registered for at the time of purchase.

Each OneSmart VIP class typically lasted for 120 minutes, which translated into three class units. Each of our premium young children classes typically lasted for 80 minutes (excluding the break time), which translated into two class units.

Student Services. We provided integrated and comprehensive services to our students and parents through our teachers and study advisors. After the in-class tutoring, our teachers would also make themselves available to answer questions and provide additional guidance on study materials during the scheduled free Q&A sessions if our students studied at our learning centers after class.

Each student was assigned with a study advisor to provide real-time assistance to our student and his or her parents, including establishment and updating of the student’s file, class scheduling and adjustment, follow-ups on parents’ review over the student’s learning experience, periodic assessment on student’s progress, and coordination among the teachers, parents, students and us. To facilitate communication, study advisors had periodical meet-the-parents sessions to update parents on their children’s study progression, discussed with the parents on their and teacher’s observation of the student’s performance, sought students’ and parents’ feedback on our programs, and encouraged the students and parents to provide additional input to adjust and optimized the students’ study plan together with their teachers. Our study advisors would also supervise our students’ study habits and work with our students to help relieve anxiety, maintain motivation and build self-confidence. We provided parenting courses to our parents and our parents also have opportunities to interact with our teachers and study advisors.

Service Quality Assurance. We endeavored to maintain high service quality consistently at our learning centers. We required our teachers to utilize our OneSmart Teaching Bank and teach each class in accordance with our teaching guidance and course materials. We held weekly meetings to discuss teaching plans and any special accidents or events in the previous week and all teachers and administrative staff are encouraged to join the weekly meetings. Our teachers would share teaching notes with the parents through our mobile app. Moreover, each of our advisors was in close contact with the students and parents through in-person, telephone and mobile app communication. We also provided online streaming of some of our classes and parents could observe the classroom performance of the students and teachers. We had a customer service center in our headquarters, the main functions of which included receiving enquiries, regularly following up on students and parents’ feedback to our education services and teachers, and addressing course-related issues. We also had a quality control team that supervised our customer service center.

Technology

We have built our technology platform and infrastructure relying primarily on proprietary software and systems.

●	OneSmart Teaching Bank. Our proprietary online teaching resources database contained approximately 17 million teaching notes and over 11 million test questions for OneSmart VIP programs. Our online teaching bank enabled our teachers to gain access to the vast teaching resources and further develop and design customized teaching notes and selectively choose practice questions for each student based on their grade level, study habits, recent academic performance and academic goals. It also enabled our teachers and research and development team to collaboratively design, develop and improve the curriculum and share know-how and useful teaching materials efficiently.

●	Teaching Service Management. Underpinning our teaching service management function are our mobile apps such as iOneSmart Study Master and iHappyMath app, which are accessed by our students and their parents for real-time progress tracking and interactions, study plan adjustment, homework assignment and class management. By creating a responsive communication channel between teachers and their students, iOneSmart Study Master also extends the tutoring dynamics between the teachers and students after class. Our technology platform allows for centralized cloud-based storage and analysis of data that we collect on our students, teachers and our curriculum, creating a virtuous feedback loop for continuous improvement of our student experience and sales and marketing effectiveness.

●	Operation Management. Our UPC operation management system is a unified enterprise resources planning and customer resources management system, which was developed by our in-house information technology team to build a set of operational and management information systems that outline protocols for and improve the efficiency of how we expand and operate our learning center network. The system integrates our business operations, including sales and marketing, daily operation, teaching and research management, teachers’ recruiting and training, key performance indicators tracking, operation statement generation, and contract management. The system scientifically schedules courses, matches teachers and students, and allocates students to classes. In the day-to-day operations of our established learning centers, the directors of the learning centers keep close track of a series of operating indicators. These metrics are submitted to and tracked through our systems by management in our headquarters on a daily basis, allowing for centralized administration of adjustments to local strategies.

●	Online-merge-offline (OMO) Technologies. Leveraging OMO technologies, we launched OneSmart Online in February 2020 that provides online courses to our existing student base from OneSmart VIP, HappyMath and FasTrack English programs and newly enrolled online students that allows students to take classes during the weekday or on demand by offering live broadcasting program through mobile application. We continued to enhance our OneSmart Online products and technologies including our latest online teaching platform Cloud Teaching System 6.0. The utilization of OMO technologies also helps to enhance customers services to both students and parents.

We have implemented performance monitoring for all of our web sites and apps to enable us to respond quickly to potential issues. Our web sites are hosted at our self-owned servers and facilities in Shanghai. The facility provides redundant utility systems and a backup electric generator. All servers have redundant power supplies and file systems to maximize system and data availability.

Our in-house information technology department has a team specialized in the maintenance, update and development of our technology platform. Our information technology team had 85 employees as of August 31, 2021.

Branding, Marketing and Sales

We positioned ourselves as a premium K-12 private education services provider in China targeting affluent and mass affluent families. We employed a variety of marketing and recruiting methods to attract students and increase enrollments:

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

Cross-Selling. As we had already gained a strong foothold in premium tutoring market, we were branching out into other education segments. The premium OneSmart VIP tutoring program, as well as HappyMath and FasTrack English, were targeted at different age groups, while OneSmart Online provides online broadcasting courses to our existing student base during the weekday or on demand. The combination of programs provided a good cross-marketing opportunity to attract students from other programs.

Our course consultant team and our study advisors are in charge of the enrollment of new students and retention of existing students respectively.

Intellectual Property

Our business relies substantially on the creation, use and protection of our proprietary teaching management system and study database.

We had more than 1,000 registered trademarks including our brand and logo, more than 400 registered domain names, more than 400 copyright registration certificates and five patents as of August 31, 2021. Our copyrights include substantially all of our course content, course videos and materials, and online courses. Our registered domain names incorporate the Chinese spelling of the theme of the corresponding website. We set forth below our five main registered domain names:

Domain Address	Main Purpose
http://www.jingrui.cn/	Premium tutoring services
http://www.xhqcamp.com/zh-cn/	OneSmart Study Camp program
https://www.jronline.com/	OneSmart Online services
https://www.uuabc.com/	Online premium young children English tutoring services
http://www.ftkenglish.com/	FasTrack English program

To protect our brand and other intellectual property, we rely on a combination of trademark, copyright, domain names, know-how and trade secret laws as well as confidentiality agreements that we entered into with our employees, contractors and others. We also actively engage in monitoring and enforcing activities with respect to infringing uses of our intellectual property by third parties. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-If we fail to protect our intellectual property rights, our brand and business may suffer.”

Competition

The private education industry in China is highly fragmented, competitive and rapidly developing. We faced competition from national after-school education companies such as New Oriental, TAL, XueDa, ONLY, GSX Techedu and Koolearn in each major program we offer and each geographic market in which we operated.

We believe the principal competitive factors in our industry include the following:

●	brand recognition;

●	overall student experience;

●	price-to-value;

●	ability to effectively market programs and service to a broad base of prospective students; and

●	scope and quality of program and service offerings.

Our competitors may have greater access to financing and other resources, and a longer operating history than us. See “Item 3 Key Information-D. Risk Factors-Risks Related to Our Business-We face intense competition in our industry, which could lead to our premium pricing pressure, reduced operating margins, loss of market share, departure of qualified faculty and increased capital expenditures.”

For our new planned business, we believe we also have a competitive advantage. Most Metaverse companies focus on gaming platforms, virtual reality products, back-end technologies etc. For example, Unity Software - a top Metaverse technology and software company, Coinbase - Great Metaverse stock for direct exposure to cryptocurrency, Nike - Best Metaverse stock in the retail industry, Match Group - a dating service software provider, Roblox Corporation - an avatar community and gaming platform, Fastly Inc. - a leading RT3D software and hardware supplier to enhance digital experience, and Matterport - a leading the digitization and datafication of the built world. All peers have incurred substantial losses due to heavy investment in research & development (“R&D”). Having been historically a technology-based company, we believe that our foundation will allow us to more easily enter these markets with expected lower R&D expenses.

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

Regulations Relating to Foreign Investment

Special Management Measures for Foreign Investment Access (Negative List) (2020)

Pursuant to the Encouraged Industry Catalogue for Foreign Investment (2019), issued by the National Development and Reform Commissions, or NDRC, and the MOFCOM on June 30, 2019, and the Special Management Measures for Foreign Investment Access (Negative List) (2020), or the Foreign Investment Measures, issued by the NDRC and the MOFCOM on June 23, 2020, pre-school education, high school education and higher education are restricted industries for foreign investors, foreign investors are only allowed to invest in pre-school education, high school education and higher education in Sino-foreign cooperative ways, and the Chinese party must play a major role in the cooperation, which means the learning center director or other chief executive officer of the schools must be a PRC national, and the representatives of the Chinese party must account for no less than half of the total members of the board of directors, the executive council or the joint administration committee of the Sino-foreign cooperative educational institution. In addition, according to the Foreign Investment Measures, foreign investors are prohibited from investing in compulsory education, namely primary school and middle school. To comply with PRC laws and regulations, we have relied on the VIE Contractual Arrangements to operate our after-school education services in China. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-If the PRC government finds that the agreements that establish the structure for our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

On June 23, 2019, the Central Committee of the Communist Party of China and the State Council jointly promulgated the Opinions on Deepening the Education Reform and Comprehensively Improving the Quality of Compulsory Education, which emphasizes, among other issues, that schools providing compulsory education shall not admit students based on the results of any examination or competition, training scores, or any certificate, and shall not choose students based on interview or evaluation. The admission process of private schools providing compulsory education will be brought into a unified administration system and take place at the same time as that of public schools; and if the application exceeds the enrollment plan, applicants will be admitted randomly using computers. The above opinions also underline that it is prohibited for schools to replace the national curriculums with local or their specific curriculums, or to use uncertified textbooks, and schools providing compulsory education are not allowed to introduce overseas curriculums or use overseas textbooks. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Failure to adequately and promptly respond to changes in examination systems, admission standards, testing materials and technologies in the PRC could render our courses and services less attractive to students.”

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

Under the Amended Private Education Law, our learning centers that operate for profit are required to obtain an educational permit and a business license. We have worked closely with the local authorities in preparing filings and applying for education permits for these learning centers. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We are subject to governmental policies, licensing and compliance requirements for operating our K-12 after-school education business.”

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

We may be required to reclassify our learning centers that are registered as schools according to the above rules. As of August 31, 2021, 18 of our learning centers are registered as schools, among which two are located in Shanghai. We registered the two learning centers in Shanghai as not-for-profit schools in accordance with the local rules published in December 2017.

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

Notice on Alleviating After-School Study Burden on Primary and Middle School Students and Imposing Special Administration on After-School Training Institutions

On February 13, 2018, General Office of the Ministry of Education, jointly with three other government authorities, promulgated the Notice on Alleviating After-School Study Burden on Primary and Middle School Students and Imposing Special Administration on After-School Training Institutions, or Alleviating After-School Burden Notice, which came into effect on the same date. Alleviating After-School Burden Notice aims to solve the issue of excessive adequate after-school study burden on primary and middle school students through inspection and rectification of after-school training institutions. Pursuant to the Alleviating After-School Burden Notice, after-school training institutions that are susceptible to potential safety risks are required to immediately suspend business for self-inspection and rectification; after-school training institutions that operate without adequate educational permits and/or business licenses must apply for relevant permits and licenses in accordance with the law. After-school training institutions must file with the local education administration and allow the public to learn about the classes, courses and other information relating to their curriculum. The Alleviating After-School Burden Notice, prohibits, among other things, after-school training institutions from increasing the difficulties of the content of the courses, accelerating the after-school training course content beyond students’ study level, emphasizing exam-oriented teaching methods, or hosting standard grade examinations and competitions among primary and middle school students. After-school training institutions that are not in compliance with the Alleviating After-School Burden Notice must complete all rectification before the end of 2018. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We are subject to governmental policies, licensing and compliance requirements for operating our K-12 after-school education business.”

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

The State Council Opinions 80 set out the operation standards of after-school tutoring institutions, including but not limited to the requirements for Permit for Operating a Private School, size of training area, teachers’ qualification, insurance, fire safety, environmental protection, and health and food safety. The State Council Opinions 80 also provide guidance on daily operation of after-school tutoring institutions, including but not limited to content of course, time of courses, methods of training, method of receiving training service fee, among which, consistent with Circular 3, the State Council Opinions 80 prohibit intensive exam-oriented training, advanced training that do not follow the formal school curricula, and any arrangement that correlates students’ examination performance in after-school tutoring institutions to admission into primary and secondary schools. Moreover, the State Council Opinions 80 set out the general regulatory supervision scheme by education administration authorities. See “Item 3. Key Information-D. Risk Factors-We are subject to governmental policies, licensing and compliance requirements for operating our K-12 after-school education business.”

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

On July 24, 2021, the PRC’s official state media, including Xinhua News Agency and China Central Television, announced the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Opinion”), issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to after-school tutoring services, including (i) institutions providing after-school tutoring services on academic subjects to students at China’s compulsory education stage, or Academic AST Institutions, need to be registered as non-profit, no approval will be granted to new Academic AST Institutions, and an approval mechanism will be adopted for online Academic AST Institutions; (ii) foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and Academic AST Institutions in violation need to rectify the situation; (iii) listed companies are prohibited from raising capital to invest in Academic AST Institutions; (iv) Academic AST Institutions are prohibited from providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (v) Academic AST Institutions must follow the fee standards to be established by relevant authorities. The Opinion also provides that institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) shall take into consideration the Opinion when conducting activities.

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

Shanghai Licensing Measures provide that existing private training institutions must receive a new educational permit issued in accordance with these measures by December 31, 2019. To obtain such an educational permit, the training institutions must take various measures to comply with relevant laws and regulations, including amending their articles of association, improving their corporate governance structure and improving their education conditions. After obtaining the new educational permit, the private training institutions must also complete other relevant procedures as required by Shanghai Licensing Measures. As of August 31, 2021, we have established 165 learning centers which are private training institutions in Shanghai. For all of these learning centers, we have either obtained or are applying for the new educational permit as required by Shanghai Licensing Measures.

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

We believe we comply with the standards and requirements provided in the Shanghai Standards and Shanghai For-profit Institutions Measures in all material aspects. However, we must modify certain aspects of our business operations in accordance with Shanghai Standards and Shanghai For-profit Institutions Measures. Although we require our full-time and part-time teachers not to teach in other institutions while they are employed by us, we are not able to monitor their activities outside their working time with us and therefore cannot assure you that our teachers have always complied or will comply with such requirement. If any of our teachers works concurrently at other institutions, we may not be able to identify such non-compliance on a timely basis or at all, which may cause us to violate these new rules. Moreover, certain of our teachers are not fully compliant with the teacher qualification requirements under the new rules. These teachers may not be able to deliver any school entrance exam courses for compulsory education and may need to receive extended training before they obtain the requisite qualifications. In addition, since the new rules prohibit any courses for primary and middle school students past 8:30 p.m., some of our classes may need to be re-scheduled. See “Item 3. Key Information-Risk Factors-Risks Related to Our Business-We are subject to governmental policies, licensing and compliance requirements for operating our K-12 after-school education business.”

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

In accordance with the Regulation on Hygiene Administration of School Canteens and Collective Provision of Meals for Students, which was promulgated in 2002 and amended in December 2010, hygiene administration of school canteens and collective provision of meals for students should take precautions and follow the hygiene-related policies and instructions of relevant hygiene and education authorities. As of August 31, 2021, none of our learning centers that are registered as schools have school canteens for provision of meals to students.

Regulations on Franchise Businesses

On February 6, 2007, the State Council promulgated the Regulation on the Administration of Commercial Franchises, which became effective on May 1, 2007. This regulation requires that any enterprise engaging in trans-provincial franchise business shall register with the Ministry of Commerce, or the MOFCOM, and any enterprise engaging in franchise business within one province shall register with the provincial counterpart of the MOFCOM. On April 30, 2007, the MOFCOM promulgated the Administrative Measures for the Filing of Commercial Franchises, which was amended in 2011 and sets forth in detail the procedures and documents required for such filing, including, among other things, the franchise agreement entered into with the franchisee, the franchise market plan and trademarks and patents relating to the franchise. We are required to file the status of all franchise with the Ministry of Commerce system on a yearly basis, the failure of which may subject us to an order of rectification and a fine up to RMB50,000. As of the date of this annual report, we have filed all franchise agreements in accordance with the applicable laws and regulations and as required by the MOFCOM. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We face risks associated with our franchise learning centers.”

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

On February 3, 2015, the SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interests in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. SAT Circular 37, which took effect on December 1, 2017, superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

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

We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our education business do not comply with PRC government restrictions on foreign investment, we may be required to unwind such agreements and/or dispose of such business. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-If the PRC government finds that the agreements that establish the structure for our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D. Property, Plant and Equipment

Our headquarters is located in Shanghai, China. As of August 31, 2021, we had learning centers in Shanghai and 43 other cities in China. We lease our headquarters, which occupies approximately 6,888 square meters under a lease which expires in March 2025. We also lease all of our learning centers and service centers, which occupy an aggregate of approximately 300,977 square meters in 44 cities in China. Subsequent to August 31, 2021, the majority of lease agreements for our Shanghai learning centers have durations of less than a year. For most of our learning centers, we pay annual rental fees. The rental payments for our learning centers are either set at a fixed rate during the entire rental period or increased every other year based on a preset rate. For more details, see “Item 4. Information on the Company-B. Business Overview-Our Learning centers.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of various factors, including those we describe under “Item 3. Key Information-D. Risk Factors” and elsewhere in this annual report on Form 20-F. See “Forward-Looking Statements.”

A. Operating Results

Overview

We generated our revenue primarily from tuition fees from our premium tutoring services for exam preparation under the brand of “OneSmart VIP,” premium young children education services under the brand of “HappyMath” and “FasTrack English,” and online business. As of August 31, 2021, we operated a nationwide network of 498 learning centers across 44 cities in China. Our average monthly enrollments for the fiscal years ended August 31, 2019, 2020 and 2021 were 158,346, 170,995 and 170,854, respectively. The total number of class units consumed in the fiscal years ended August 31, 2019, 2020 and 2021 were 22,201,806, 20,089,538 and 20,073,009, respectively. We have experienced substantial revenue growth historically. Our net revenues decreased from RMB4.0 billion in the fiscal year of 2019 to RMB3.4 billion in the fiscal year of 2020 primarily due to the outbreak of COVID-19 which caused shutdown of all or some of our learning centers for a certain period of time, and maintained RMB3.4 billion (US$529.9 million) in the fiscal year of 2021. We recorded net income of RMB166.2 million in the fiscal years of 2019 and net loss of RMB768.6 million and RMB5.0 billion (US$777.9 million) in the fiscal year of 2020 and 2021, respectively. The increased net loss in the fiscal year of 2021 is mainly driven by the impairment losses RMB4.4 billion (US$ 677.1 million) recognized because of the material effect taken by the adverse changes in the regulatory environment on the private education industry in China.

Factors Affecting Our Results of Operations

Our current business and operating results are affected by factors affecting China’s K-12 after-school education services industry generally. Historically, we have benefited from the rapid economic growth, significant urbanization and higher per capita disposable income of urban households in China, which has allowed many Chinese parents to spend more on their children’s education.

While our business is influenced by factors affecting the K-12 after-school education services industry in China generally, our results of operations are more directly affected by company-specific factors, including the following major factors:

Industry regulations in China

The adverse changes in the economic conditions or regulatory environment in China have had a material adverse effect on the private education industry in China, which in turn have harmed our business and results of operations. On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion, which provides, among others, that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (iii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. See “Item 3. Key Information-D. Risk Factors” and “Item 4. Information on the Company - B. Business Overview – Regulation - Regulations on Private Education in the PRC - Regulating Development of After-school Tutoring Institutions” for more details.

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

Despite the impact by the outbreak of COVID-19, we were able to maintain our revenues at substantially the same level as compared to last year. As a result of the decrease of the student attendance to class in our programs, our net revenues were maintained with RMB3.4 billion (US$529.9 million) in the fiscal year 2021. Our historical investments and technology development in the online space enabled us to respond promptly to the unprecedented COVID-19 situation. Supported by OneSmart Online, we successfully migrated the majority of our existing students and attracted a large number of new students to our online platform while maintaining high levels of customer satisfaction. The COVID-19 pandemic did not result in decreased student enrollments, on the contrary, our average monthly enrollments is maintained from 170,995 for the fiscal year ended August 31, 2020 to 170,854 for the fiscal year ended August 31, 2021.

The COVID-19 outbreak may continue to affect our business operations and its financial condition and operating results for the fiscal year 2022, including but not limited to negative impact to our total revenues, fair value adjustments or impairment to our long-term investments.

Student Enrollment

Our revenues are primarily generated from tuition fees from students enrolled in our education programs, which is directly driven by the number of student enrollments. The growth of our enrollments in turn is affected by a mix of factors including the number of our learning centers, the number and variety of our programs and service offerings and our reputation.

In recent years, growth in student enrollment has been, to a substantial extent, driven by the ramp up of our existing learning centers and the expansion of our service network. The number of learning centers within our nationwide network has grown from 480 as of August 31, 2020 to 498 as of August 31, 2021, covering 44 cities throughout China.

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

Ability to Increase Revenue per Student

We primarily charge students based on the fee rate per class unit and the total number of class units taken by students. Our results of operations are affected by our ability to increase revenue per student, which is primarily affected by the pricing of our education programs and the class unit consumption speed of our students:

●	Pricing. Our ability to maintain and increase the pricing of our education programs is an important factor that affects our revenue. We determine the fee rate per class unit for our classes based on a number of factors, primarily the type of education programs with different class formats and sizes, overall demand for our program offerings, cost of our services, the geographic markets where the programs are offered, and the fees charged by our competitors for the same or similar programs. We maintained our average fee rate per class unit for our premium tutoring services at RMB199.0, RMB198.4 and RMB196.4, and our average fee rate per class unit for our premium young children education services at RMB136.1, RMB118.1 and RMB117.0, in the fiscal year of 2019, 2020 and 2021, respectively. Under favorable conditions and supply situation in the K-12 after-school education market, we may seek to further raise the fee rate of our education programs gradually.

●	Class Unit Consumption. After a student signs the service contract for after-school education programs and purchases a fixed amount of class units, he or she will be deemed to have enrolled with us. The pre-paid class units are consumed when the student takes classes and tuition revenue is recognized proportionally as the classes are delivered. Our ability to encourage our students to consume class units more frequently, directly affects our recognized revenue, and this ability is highly dependent upon the number and varieties of our programs and service offerings and our cross-selling efforts. Refunds for any remaining unconsumed class units do not affect our reported revenue as the tuition fees for refunded class units have not yet been recognized as revenue, but may have an adverse effect on our cash flow for the periods in which a significant amount of refunds are made. In general, with our approval, the student may use the unconsumed class units on certain programs or subjects that are different from the ones originally registered for at the time of purchase.

Operating Efficiency

Our ability to manage operating costs and expenses directly affects our profitability.

Our cost of revenues primarily consists of compensation to our teachers and study advisors and the rental costs associated with the headcounts of the teachers and study advisors. We offer competitive compensation to our teachers in order to attract and retain these talents. The number of our teachers decreased from 6,598 as of August 31, 2020 to 6,508 as of August 31, 2021 with operating efficiency of our learning centers and program offerings. The rental payments increased in absolute amounts during the same periods due to our learning center expansion. Costs related to our teachers and study advisors have a direct impact on our gross margin. Our ability to drive the productivity of our teachers and study advisors affects our profitability. The ratio of the number of our students to the number of our teachers and study advisors for a mix of program offerings has an impact on our margins, with higher student-to-teacher ratios generally representing higher margins. In general, our HappyMath and FasTrack English programs are conducted in larger classes, and therefore typically yield higher gross margin without the impact of COVID-19.

Our operating expenses consist of sales and marketing expenses, and general and administrative expenses. Due to our efforts for compliance with regulatory standards, investments in research and development and the expansion in the coverage of our learning center, our operating expenses excluding assets impairment as a percentage of net revenues increased from 42.4% for the fiscal year 2019 to 47.5% for the fiscal year 2020 and further increased to 53.1% for the fiscal year 2021.

To date, in order to complied with all applicable rules and regulations in providing educational services, including those to be adopted following the policy directives of related regulations, we have ceased our original tutoring service business and plans to restructure our business by selling tutoring services and then focus on smart education services. To manage and support the growth of our new business, we must enhance our operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and sales and marketing personnel, particularly as we grow outside of our existing markets. If we cannot achieve these operational improvements, our financial condition and results of operations may be materially adversely affected.

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

Key Components of Results of Operations

Net Revenues

On September 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of September 1, 2018. Results for the year ended August 31, 2019, 2020 and 2021 are presented under Topic 606, while revenues for the years ended August 31, 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition (“Topic 605”). Based on our assessment, the adoption of ASC 606 did not have any material impact on our consolidated financial statements.

As of August 31, 2021, we derived substantially all of our net revenues from tuition for OneSmart VIP business (including our premium tutoring programs for exam preparation and other language and culture programs), OneSmart Young Children Education business (including HappyMath programs and FasTrack English programs) and OneSmart Online, which collectively accounted for 97.0%, 96.8% and 98.6% of the total revenues, for the fiscal years ended August 31, 2019, 2020 and 2021, respectively. The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended August 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
OneSmart VIP business	3,167,525	79.3	2,625,179	76.3	2,780,106	430,330	81.2
OneSmart Young Children Education business	706,672	17.7	599,414	17.4	546,487	84,590	16.0
OneSmart Online	-	-	103,848	3.1	48,076	7,442	1.4
Other	119,676	3.0	110,440	3.2	48,741	7,545	1.4
Total net revenues	3,993,873	100.0	3,438,881	100.0	3,423,410	529,907	100.0

We collect tuition fees in advance of commencement of our service, which we initially record as prepayments and revenues are recognized proportionately as classes are delivered. Our net revenues from OneSmart VIP business and FasTrack English also include franchise fees we collected from certain institutions with whom we operate our program offerings through franchise arrangements. For each of the fiscal years ended August 31, 2019, 2020 and 2021, net revenues from all the franchise fees contributed to an immaterial portion of our total net revenues, respectively. As of August 31, 2021, there were 13 franchise learning centers.

We also generate other revenues from the tuitions generated by East Shanghai Foreign Language School, a domestic school for compulsory education in which we hold 80% equity interests.

Cost of Revenues

As of August 31, 2021, our cost of revenues primarily includes (i) compensation to teachers and study advisors, including salaries, performance-based bonus and other benefits, (ii) rental cost related to the teaching and service functions, and to a lesser extent, (iii) depreciation and amortization in relation to renovation costs of our learning centers, and (iv) other costs, mainly including office supplies for the teaching activities. The table below sets forth a breakdown of our cost of revenues for the periods indicated, both in absolute amount and as a percentage of our revenues:

	Year Ended August 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Staff costs	(1,240,740)	(31.1)	(1,240,871)	(36.1)	(1,253,082)	(193,963)	(36.6)
Rental costs	(442,175)	(11.1)	(488,592)	(14.2)	(577,208)	(89,346)	(16.9)
Depreciation and amortization	(145,691)	(3.6)	(204,598)	(5.9)	(84,490)	(13,078)	(2.5)
Other costs	(243,461)	(6.1)	(235,678)	(6.9)	(178,963)	(27,702)	(5.2)
Total cost of revenues	(2,072,067)	(51.9)	(2,169,739)	(63.1)	(2,093,743)	(324,089)	(61.2)

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses

As of August 31, 2021, our selling and marketing expenses primarily consist of (i) compensation to selling personnel, including the salaries, performance-based bonus and share-based and other benefits, (ii) advertising, marketing and brand promotion expenses, (iii) rental costs for the leases related to the sales and marketing function, and (iv) office supplies in relation to the selling and marketing activities. Our selling and marketing expenses as a percentage of revenues were 20.5%, 23.9% and 27.2% for the fiscal years of 2019, 2020 and 2021, respectively. Our selling and marketing expenses as a percentage of revenues increased from 2019 to 2021 as a result of our increased sales and marketing activities to support new students enrollment growth and adoption of more effective sales and marketing channels. We expect that our selling and marketing expenses will decrease in absolute amounts as we are planning to restructure our business by selling tutoring services and then focus on smart education services.

General and Administrative Expenses

As of August 31, 2021, our general and administrative expenses mainly consist of (i) compensation to our learning center directors, management at our headquarters, administrative and R&D personnel, including base salaries, performance-based bonuses and share-based and other benefits, (ii) rental costs for the leases related to the general and administrative function, (iii) office expenses in relation to the general and administrative activities, and (iv) professional service expense, (v) assets impairment loss and others.

On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council of the PRC jointly issued the “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (compulsory education includes primary school education of six years and middle school education of three years, together as the “Compulsory Stage Education”)” (the “Opinion”). The key provisions of the Opinion include, but are not limited to: (i) institutions providing after-school tutoring (the “AST”) services on academic subjects in relation to the Compulsory Stage Education (“Academic AST Institutions”) are required to be registered as non-profit organization, (ii) Academic AST Institutions providing online tutoring services are required to make application to renew their operating permit in order to maintain the internet content provider license (the “ICP License”); (iii) foreign investors shall not control or hold interest in Academic AST Institutions by means of direct investment, merger and acquisition, franchise or contractual arrangements; (iv) certain restrictions on timing and fee of academic AST services.

On September 7, 2021, to implement the Opinion, the Chinese Ministry of Education (“MOE”) published on its website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees. The Opinion and a related series of notice, administrative measures or circular have a material adverse impact on our AST services relating to academic subjects in the PRC’s Compulsory Stage Education. To the extent we are unable to provide AST related services related to this obligation in the future as a result of the Opinion, we may be required to refund any remaining balance in cash to our customers. Additionally, a significant portion of the Company’s long-lived assets related to its AST business. Those assets might be subject to future impairment based on the future steps that the Company will take to comply with the Opinion. We have considered the impact of the Opinion on our current business and the necessary steps that need to be undertaken in order to fully comply with the Opinion. As a result, we recorded RMB 4.4 billion (US$677.1) assets impairment losses for the years ended August 31, 2021, with nil for the year ended August 31, 2019 and 2020.

We expect that our general and administrative expenses will decrease in absolute amounts in the foreseeable future as we are planning to restructure our business by selling tutoring services and then focus on smart education services, offset by the additional personnel recruitment and incur additional expenses in connection with our new smart education business operations, in particular in connection with our technology development and online education initiatives and other new program offerings, the compliance with the new regulatory standards, the enhancement of our internal controls and the provisions of share-based compensation and as well as other expenses for becoming and being a public company.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our revenues, for the periods presented.

	Year Ended August 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling and marketing expenses	(816,658)	(20.5)	(820,883)	(23.9)	(930,140)	(143,976)	(27.2)
General and administrative expenses	(876,609)	(21.9)	(810,936)	(23.6)	(5,261,978)	(814,497)	(153.7)
Total operating expenses	(1,693,267)	(42.4)	(1,631,819)	(47.5)	(6,192,118)	(958,473)	(180.9)

The increased general and administrative expenses in the fiscal year of 2021 is mainly driven by the impairment losses RMB4.4 billion (US$677.1 million) recognized by us because of the material effect taken by the adverse changes in the regulatory environment on the private education industry in China.

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

Hong Kong

OneSmart HK, OneSmart Great Edu (HK) Limited and Yimi HK, our subsidiaries in Hong Kong, are subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made as it has no assessable income for the fiscal years ended August 31, 2019, 2020 and 2021.

PRC

Generally, our PRC subsidiaries, our VIEs and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. In accordance with the PRC Enterprise Income Tax Law, dividends, which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding income tax. The WFOE meets the requirements of “high and new technology enterprise,” or HNTE, and could enjoy the preferential tax rate of 15%. The WFOE obtained the HNTE certificate on October 23, 2017 and was subject to an enterprise income tax rate of 15% from calendar years 2019 through 2021.

Our PRC subsidiaries and VIEs are subject to value added tax, or VAT, at a rate of 3% to 6%. We are also subject to surcharges on VAT payments in accordance with PRC laws.

Dividends paid by our wholly foreign-owned subsidiary in China to our holding company will be subject to a withholding tax at the rate of 10%. We do not plan to declare and pay dividends in the foreseeable future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

Revenue recognition

On September 1, 2018, we adopted ASC Topic 606, Revenue from Contracts with Customers, or Topic 606, applying the modified retrospective method to all contracts that were not completed as of September 1, 2018. Results for the year ended August 31, 2019,2020 and 2021 are presented under Topic 606, while revenues for the years ended August 31, 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition, or Topic 605.

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

We generate revenues primarily through tuition fees from personalized and small class premium tutoring services with individual students in the PRC. In addition, we generate revenues from other services such as franchise, licensing, study tours and management services. The following table presents our revenues disaggregated by revenue sources for the year ended August 31, 2021.

	Personalized and small
	class premium tutoring services	Others	Total
Disaggregation of net revenues	RMB	RMB	RMB
OneSmart VIP	2,767,502	12,604	2,780,106
OneSmart Young Children Education	546,487	-	546,487
OneSmart Online	48,076	-	48,076
Hu Dong	48,741	-	48,741
	3,410,806	12,604	3,423,410

Primary sources of our revenues are as follows:

(1)	Personalized premium tutoring services is referring to OneSmart VIP one-on-one and one-on-three tutoring services. Small class premium tutoring services primarily consist of HappyMath, FasTrack, and other after-school small classes tutoring. We launched OneSmart Online in February, 2020 as a complementary to offline business, which provided online courses to the existing student base from OneSmart VIP, HappyMath and FasTrack English programs through its online platform. OneSmart Online also integrated the online tutoring business of Shanghai Yimi after the acquisition. Each contract of personalized premium service and small class tutoring service is accounted for as a single performance obligation which is satisfied proportionately over the stated service period. Tuition fees are generally collected in advance and are initially recorded as prepayments from customers. Tuition revenues are recognized proportionately as the tutoring sessions are delivered.

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

Our contract assets consisted of accounts receivable for other services. The balance of contract assets amounted to nil as of both August 31, 2020 and August 31, 2021. Our contract liabilities mainly consisted of prepayments from customers, with a balance of RMB2,547.5 million and RMB2,787.7 million (US$431.5 million) as of August 31, 2020 and August 31, 2021, respectively. A majority of contract liabilities at the beginning of the year ended August 31, 2021 were recognized as revenues during the year ended August 31, 2021 and a majority of contract liabilities as of August 31, 2021 might be refunded to our customers. The difference between the opening and closing balances of our contract liabilities primarily results from the timing difference between our satisfaction of performance obligation and the customer’s payment.

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

Upon adoption, we recognized ROU assets of RMB1,632.2 million and total lease liabilities (including current and non-current) RMB1,550.9 million for operating leases, based on the present value of the remaining minimum rental payments under existing operating leases. The difference between the lease liabilities and ROU assets represented the prepaid rent balances of RMB81.4 million. The impact of adopting ASC 842 on our opening retained earnings, current year net income and current year cash flow was insignificant. As of August 31, 2020, we recognized operating lease ROU assets of RMB1,481.2 million (US$229.3 million) and total lease liabilities RMB1,412.2 million (US$218.6 million), including current portion of RMB483.1 million (US$74.8 million) for operating leases.

The Opinion and a related series of notice, administrative measures or circular and the compliance measures taken by the Company have material adverse impact on our after-school tutoring services related to academic subjects in China’s compulsory education system, which in turn have adversely affected the Company’s results of operations and prospect. We have gradually terminated our after-school tutoring services related to academic subjects business since August 2021, and officially ceased our all business in October 2021. All of the Company’s operating leases mainly related to offices and classroom facilities were gradually terminated since August 2021. The Company removed the right-of-use asset and the lease liability, with loss recognized of RMB45.1 million (US$7.0 million) for the difference in accordance with ASC842-20-40-1. By the end of August 31, 2021, all rental deposits related to those early terminated lease contracts have been expensed as the early termination penalty by the Company.

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

Goodwill

We assess goodwill for impairment in accordance with ASC 350-20, Intangibles-Goodwill and Other: Goodwill, or ASC 350-20, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

We determined that we have five reporting units. Goodwill was allocated to four reporting units as of August 31, 2019, and five reporting units as of both August 31, 2020 and 2021, respectively. We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

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

Affected by the Opinion and a related series of notice, administrative measures or circular, all subsidiaries acquired by the Company also terminated their education programs and learning centers from August 2021 gradually. The Company recognized an impairment loss with amount of RMB 1.08 billion (US$166.6 million) for goodwill.

Impairment of long-lived assets other than goodwill

We evaluate our long-lived assets, including fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. During the fiscal year ended August 31, 2019 and 2020, there was no impairment of any of our long-lived assets. However, the Opinion and a related series of notice, administrative measures or circular and the compliance measures taken by the Company have material adverse impact on our after-school tutoring services related to academic subjects in China’s compulsory education system, which in turn have adversely affected the Company’s results of operations and prospect. We have gradually terminated our after-school tutoring services related to academic subjects business since August 2021, and officially ceased our business in October 2021. As a result, the Company recognized an impairment loss with amount of RMB 849.2 million (US$131.4 million) for long-lived assets other than goodwill.

Long-term investments

Our long-term investments consist of equity securities without readily determinable fair value, investment in debt securities accounted for at fair value and equity method investments.

We adopted ASC Topic 321, Investments-Equity Securities, or ASC 321, from September 1, 2018. Pursuant to ASC 321, for equity securities measured at fair value with changes in fair value record in earnings, we do not assess whether those investments are impaired. For those equity securities that we select to use the measurement alternative, we use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. We make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we have to estimate the investment’s fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”). If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

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

In 2019, 2020 and 2021, we evaluated our investments, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, its intent and ability to hold the investment and the invested companies’ financial performance and near-term prospects. Based on the evaluation, we recorded impairment loss of RMB10.0 million, RMB161.6 million and RMB1.7 billion (US$255.8 million) for the years ended August 31, 2019, 2020 and 2021, respectively. The impairment loss accrued for the long-term investment is mainly driven by the Opinion and a related series of notice, administrative measures or circular, which affected on the business of all of our invested companies.

Measurement of Share-based Compensation

Amended and Restated 2015 Plan

In connection with the Reorganization on September 17, 2017, we adopted the Amended and Restated 2015 Plan to replace the 2015 Plan which was cancelled concurrently. Under the Amended and Restated 2015 Plan, the board of directors is authorized to grant share options or other equity incentives to employees, directors or consultants to purchase up to an aggregate of 336,642,439 Class A ordinary shares. The employees generally received 102.10 options for each fully vested share that was outstanding as of September 17, 2017, totaling 63,880,024 fully vested options. The employees also received 16,442,655 and 49,634,837 share options at the same exchange ratio to replace the restricted shares that were vested or vesting on December 1, 2017 and 2018, respectively, as issued under the 2015 Plan. All of the share options contain a performance condition whereby no share options are exercisable until the consummation of a qualified initial public offering. The share options expire 10 years from the date of grant. We accounted for the termination of the shares under the 2015 Plan and the concurrent issuance of options as replacement awards as a Type II modification in accordance with ASC 718, under which, we deferred the recognition of the incremental share-based compensation expense until the qualified initial public offering occurred. Upon the completion date of our initial public offering, we recognized incremental share-based compensation amounting to RMB39.9 million (US$6.2 million).

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

During the fiscal year ended August 31, 2021, we granted 120,744,240 share options under the Amended and Restated 2015 Plan. Vesting terms included i) immediate vesting of 100% of the share options on date of grant, ii) vesting periods of 4 years, with 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, or iii) vesting periods of 4 years, with 25% of the share options vesting on each anniversary of the vesting commencement date, respectively.

During the year ended August 31, 2021, we granted 5,502,840 restricted Class A ordinary shares under the Amended and Restated 2015 Plan. Vesting terms included vesting periods of 4 years, with 25% of the Restricted Shares vesting on each anniversary of the vesting commencement date.

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

	Year Ended	Year Ended	Year Ended
	August 31, 2019	August 31, 2020	August 31, 2021

Risk-free interest rate	2.0%-3.1%	0.65%-1.92%	0.65%-1.92%
Expected volatility	51.4%-56.6%	51.8%-52.7%	33.27%
Suboptimal exercise factor	2.20-2.80	2.20-2.80	2.20-2.80
Fair value per ordinary share	US$0.19-US$0.23	US$0.05-US$0.12	US$0.05-US$0.12

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

We calculated the estimated fair value of the restricted shares on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of the restricted shares is summarized in the following table:

For the year ended
August 31, 2020

Risk-free interest rate	1.51%
Expected volatility	50.15%
Suboptimal exercise factor	2.80
Fair value per ordinary share	RMB1.41

A summary of the share option activities under the Amended and Restated 2015 Plan is as follows:

	Number of share options	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		US$	US$	US$
Outstanding as of September 1, 2018	301,190,650	0.03	0.16	54,133	8.59
Granted	181,667,138	0.10	0.05
Forfeited	(33,355,010)	0.17	0.08
Exercised	(55,658,760)	0.02	0.02
Outstanding as of August 31, 2019	393,844,018	0.05	0.13	53,966	7.80
Granted	93,574,240	0.05	0.10
Forfeited	(29,876,751)	0.11	0.11
Exercised	(65,654,200)	0.01	0.13
Outstanding as of August 31, 2020	391,887,307	0.05	0.04	31,356	7.57
Granted	115,241,400	0.04	0.05
Forfeited	(82,902,302)	0.03	0.14
Exercised	(81,138,360)	0.02	0.17
Outstanding as of August 31, 2021	343,088,045	0.06	0.00	1,375	5.58
Vested and expected to vest as of August 31, 2021	343,088,045	0.06	0.00	1,375	5.58

A summary of the Restricted Shares activities under the Amended and Restated 2015 Plan is as follows:

				Weighted
		Weighted		average
	Number of	average	Aggregate	remaining
	Restricted	grant date	intrinsic	contractual
	Shares	fair value	value	term
		US$	US$
Outstanding as of September 1, 2019	14,337,880	0.21	2,737	2.80
Granted	39,821,200	0.20
Forfeited	(2,409,120)	0.54
Exercised	(4,341,329)	1.42
Outstanding as of August 31, 2020	47,408,631	0.07	5,025	0.01
Granted	5,502,840	0.11
Forfeited	(7,949,681)	0.19
Exercised	(2,185,400)	0.22
Outstanding as of August 31, 2021	42,776,390	0.04	596	1.61
Vested and expected to vest as of August 31, 2021	42,776,390	0.04	596	1.61

A summary of the activities under the Domestic Plan is as follows:

		Weighted	Weighted
	Number of	average	average	Aggregate
	share	purchase	grant date	intrinsic
	options	price	fair value	value
		RMB	RMB	RMB
Outstanding as of September 1, 2017	120,000	93.33	151.19	7,023
Granted	-	-	-
Forfeited	-	-	-
Outstanding as of August 31, 2018	120,000	93.33	151.19	79,990
Granted	10,000	80.00	148.47
Forfeited	(60,000)	93.33	151.19
Outstanding as of August 31, 2019	70,000	91.43	150.80	39,687
Granted	-	-	-
Forfeited	-	-	-
Exercised	(70,000)	91.43	150.80
Outstanding as of August 31, 2020	-	-	-	-
Vested and expected to vest as of August 31, 2020	-	-	-	-

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

Under the Amended 2015 Plan, the outstanding unvested awards including share options and Restricted Shares resulted in an aggregate intrinsic value of RMB 8,872 and total unrecognized share-based compensation expense related to the unvested awards was RMB 44,532 (US$6,893) as of August 31, 2021. The expense is expected to be recognized over a weighted-average period of 1.25 years.

We recognized total share-based compensation expenses of RMB71.5 million, RMB138.0 million and RMB42.9 million (US$6.6 million), for the years ended August 31, 2019, 2020 and 2021, respectively.

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

	Year Ended August 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
OneSmart VIP business	3,167,525	79.3	2,625,179	76.3	2,780,106	430,330	81.2
OneSmart Young Children Education business	706,672	17.7	599,414	17.4	546,487	84,590	16.0
OneSmart Online	-	-	103,848	3.1	48,076	7,442	1.4
Other	119,676	3.0	110,440	3.2	48,741	7,545	1.4
Total net revenues	3,993,873	100.0	3,438,881	100.0	3,423,410	529,907	100.0
Cost of revenues	(2,072,067)	(51.9)	(2,169,739)	(63.1)	(2,093,743)	(324,089)	(61.2)
Gross profit	1,921,806	48.1	1,269,142	36.9	1,329,667	205,818	38.8
Operating expenses(1)
Selling and marketing expenses	(816,658)	(20.5)	(820,883)	(23.9)	(930,140)	(143,976)	(27.2)
General and administrative expenses	(876,609)	(21.9)	(810,936)	(23.6)	(5,261,978)	(814,497)	(153.7)
Total operating expenses	(1,693,267)	(42.4)	(1,631,819)	(47.5)	(6,192,118)	(958,473)	(180.9)
Operating income/(loss)	228,539	5.7	(362,677)	(10.5)	(4,862,451)	(752,655)	(142.0)
Interest income	81,207	2.0	37,393	1.1	9,443	1,462	0.3
Interest expense	(60,637)	(1.5)	(103,600)	(3.0)	(98,302)	(15,217)	(2.9)
Other income	82,836	2.1	93,894	2.7	99,335	15,376	2.9
Other expenses	(15,738)	(0.4)	(453,391)	(13.2)	(135,239)	(20,934)	(4.0)
Foreign exchange gain/(loss)	(138)	(0.0)	(69)	(0.0)	3,295	510	0.1
Income/(loss) before income tax and share of net (loss)/income from equity interests	316,069	7.9	(788,450)	(22.9)	(4,983,919)	(771,458)	(145.6)
Income tax (expense)/benefit	(121,541)	(3.0)	37,785	1.1	(30,870)	(4,778)	(0.9)
Income/(loss) before share of net (loss)/income from equity investees	194,528	4.9	(750,665)	(21.8)	(5,014,789)	(776,236)	(146.5)
Share of net (loss)/income from equity investees	(28,325)	(0.7)	(17,977)	(0.5)	(10,705)	(1,657)	(0.3)
Net income/(loss)	166,203	4.2	(768,642)	(22.3)	(5,025,494)	(777,893)	(146.8)

Note:

(1).	Including share-based compensation expenses as set forth below:

	Year Ended August 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of Share-based Compensation Expenses
Selling and marketing	906	674	110	17
General and administrative	70,626	137,312	42,752	6,618
Total	71,532	137,986	42,862	6,635

Fiscal Year Ended August 31, 2021 compared to Fiscal Year Ended August 31, 2020

Net Revenues. Our net revenues maintained from RMB3.4 billion in the fiscal year 2020 to RMB3.4 billion (US$529.9 million) in the fiscal year 2021. Our average monthly enrollment decreased from 170,995 for the fiscal year 2020 to 170,854 for the fiscal year 2021. Our total number of consumed class units maintained from 20.1 million for the fiscal year 2020 to 20.1 million for the fiscal year 2021.

Net revenues from Unsmart VIP business: The increase of the revenues was primarily due to the increase in student enrollments in our premium tutoring programs and OneSmart International Education.

Revenues from OneSmart Young Children Education business: The decrease of the revenues was primarily due to the decrease of the student attendance to class as a result of COVID-19.

Revenues from OneSmart Online: The decrease of the revenues was primarily due to the offline class units consumed which offset the online courses in the second half of fiscal year 2021.

Revenues from other: The decrease of the revenues was primarily due to the decrease of student attendance to class during COVID-19 period.

Cost of Revenues. Our cost of revenues decreased by 3.5% from RMB2.2 billion in the fiscal year 2020 to RMB2.1 billion (US$324.1 million) in the fiscal year 2021, primarily due to operating efficiency of our learning centers and program offerings.

Gross Profit and Gross Margin. As a result of the factors set out above, our gross profit increased by 4.8% from RMB1.27 billion in the fiscal year 2020 to RMB1.33 billion (US$205.8 million) in the fiscal year 2021 as revenue was mainly fixed while the costs were decreased by continued internal cost control and operating efficiency of our learning centers and program offering.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 13.3% from RMB820.9 million in the fiscal year 2020 to RMB930.1 million (US$144.0 million) in the fiscal year 2021. This increase was primarily due to the increase in (i) the selling and marketing personnel and staff related costs, and (ii) sales and marketing activities to support new student enrollments growth and adoption of more effective sales and marketing channel during COVID 19 pandemic period.

General and Administrative Expenses. Our general and administrative expenses increased by 548.9% from RMB810.9 million in the fiscal year 2020 to RMB5.3 billion (US$814.5 million) in the fiscal year 2021. This increase was primarily due to impairment loss accrued with amount of RMB4.4 billion (US$ 677.1 million) according to the Opinion and a related series of notice, administrative measures or circular and the compliance measures taken by the Company.

Operating Loss. As a result of the factors set out above, we had RMB362.7 million operating loss in the fiscal year 2020 and RMB4.9 billion (US$752.7 million) operating loss in the fiscal year 2021.

Interest Income. We had interest income of RMB37.4 million and RMB9.4 million (US$1.5 million) in the fiscal year 2020 and 2021, respectively, which consisted primarily of interest earned from our cash and cash equivalents and short-term investments.

Other Income. We recorded other income of RMB93.9 million and RMB99.3 million (US$15.4 million) in the fiscal year 2020 and 2021, respectively. Other income in the fiscal year 2021 was mainly attributable to government subsidies in the form of cash and taxation award during COVID 19 pandemic period, and gains from disposals of investment. However, government subsidies in the form of cash and taxation award is discretionary in nature and we do not believe that the increase in government subsidies during the referenced period is reflective of a known trend.

Other Expense. We recorded other expense of RMB453.4 million and RMB135.2 million (US$20.9 million) in the fiscal year 2020 and 2021, respectively. The decrease was primarily due to more operating efficiency of our learning centers and program offerings..

Income Tax (Expenses)/Benefit. Our income tax benefit was RMB37.8 million in the fiscal year 2020, our income tax expenses was RMB30.9 million (US$4.8 million) in the fiscal year 2021.

Net Loss. As a result of the foregoing, we had net loss of RMB768.6 million in the fiscal year 2020 and net loss of RMB5.0 billion (US$777.9 million) in the fiscal year 2021.

Fiscal Year Ended August 31, 2020 compared to Fiscal Year Ended August 31, 2019

Net Revenues. Our net revenues decreased by 13.9% from RMB4.0 billion in the fiscal year 2019 to RMB3.4 billion (US$532.3 million) in the fiscal year 2020. This decrease was primarily attributable to the decrease of the student attendance to class for our education programs during COVID-caused learning center shutdown period and corresponding decrease of total number of consumed class units. Our average monthly enrollment increased from 158,346 for the fiscal year 2019 to 170,995 for the fiscal year 2020. Our total number of consumed class units decreased from 22.2 million for the fiscal year 2019 to 20.1 million for the fiscal year 2020.

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

Cost of Revenues. Our cost of revenues increased by 4.7% from RMB2.1 billion in the fiscal year 2019 to RMB2.2 billion (US$335.9 million) in the fiscal year 2020, primarily due to an increase of RMB46.4 million in rental costs of our learning centers and an increase of RMB58.9 million in depreciation and amortization of leasehold improvements and property and equipment.

Gross Profit and Gross Margin. As a result of the factors set out above, our gross profit decreased by 34.0% from RMB1.9 billion in the fiscal year 2019 to RMB1.3 billion (US$196.5 million) in the fiscal year 2020 as revenue was stricken by COVID-19 while the costs were mainly fixed. Gross margin decreased from 48.1% in the fiscal year 2019 to 36.9% in the fiscal year 2020, which was primarily attributable to the COVID-stricken revenue decline.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 0.5% from RMB816.7 million in the fiscal year 2019 to RMB820.9 million (US$127.1 million) in the fiscal year 2020. This increase was primarily due to the increase in (i) the selling and marketing personnel and staff related costs, and (ii) sales and marketing activities to support new student enrollments growth and adoption of more effective sales and marketing channel.

General and Administrative Expenses. Our general and administrative expenses decreased by 7.5% from RMB876.6 million in the fiscal year 2019 to RMB810.9 million (US$125.5 million) in the fiscal year 2020. This decrease was primarily due to general and administrative staff compensation decrease by the cost control measures during the period stricken by COVID-19.

Operating Income/(Loss). As a result of the factors set out above, we had RMB228.5 million operating income in the fiscal year 2019 and RMB362.7 million (US$56.1 million) operating loss in the fiscal year 2020.

Interest Income. We had interest income of RMB81.2 million and RMB37.4 million (US$5.8 million) in the fiscal year 2019 and 2020, respectively, which consisted primarily of interest earned from our cash and cash equivalents and short-term investments.

Other Income. We recorded other income of RMB82.8 million and RMB93.9 million (US$14.5 million) in the fiscal year 2019 and 2020, respectively. Other income in the fiscal year 2020 was mainly attributable to government subsidies in the form of cash award and gains from disposals of investment. However, government subsidies in the form of cash award is discretionary in nature and we do not believe that the increase in government subsidies during the referenced period is reflective of a known trend.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Summary of Significant Accounting Policies-(ae) Recent accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

In assessing our liquidity and substantial doubt about our ability to continue as a going concern, we monitor and analyze cash on-hand and operating expenditure commitments. Our liquidity needs are to meet working capital requirements and operating expense obligations. To date, we financed our operations primarily through cash generated by operating activities, IPO proceeds, equity or convertible securities financing activities and commercial bank loan.

Our management has considered whether there is substantial doubt about our ability to continue as a going concern due to (1) loss from operations of approximately RMB5.0 billion (US$777.9 million) for the year ended August 31, 2021, (2) accumulated deficit of approximately RMB10.1 billion (US$1.6 billion) including impairment loss RMB4.4 billion (US$677.1 million) as of August 31, 2021; (3) the working capital deficit of approximately RMB4.3 billion (US$ 658.1 million) as of August 31, 2021; (4) net operating cash provided of approximately RMB138.3 million (US$21.4 million) for the year ended August 31, 2021; and the cash and cash equivalents were RMB29.6 million (US$4.6 million) with the reclassification adjustment RMB343.0 million (US$53.1 million) to restricted cash as of August 31, 2021. Cash and cash equivalents primarily consist of cash in bank. Based on the above considerations, the Company’s management is of the opinion that we will probably not having sufficient funds to meet our working capital requirements and debt obligations as they become due starting from one year from the date of this report. As a result, the Company’s management has determined there is substantial doubt about our ability to continue as a going concern.

In evaluating if there is substantial doubt about the ability to continue as a going concern, we are trying to alleviate the going concern risk through (1) equity or debt financing, (2) increasing cash generated from new business model operations, and (3) Debt divestiture, to meet our anticipated working capital requirements for at least the next 12 months. We may, however, need additional capital in the future to fund our operation. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders.

We entered into certain securities purchase agreement on January 24, 2022 (the “SPA”) with certain non-affiliated and accredited “non-U.S. Persons”, (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 8,000,000,000 Class A ordinary shares, (the “Shares”) par value $0.000001 per share, at a per share purchase price $0.0035625 (the “Offering”), which is 90% of the average NYSE official closing price of the ADS divided by 1,000, the current conversion ratio of ADS, for the three trading days immediately preceding the execution of the SPA. On February 11, 2022, the Offering closed as all the conditions of the SPA have been satisfied and we issued the Shares to the Purchasers. The gross proceeds to the Company from the Offering was $28.5 million.

We plan to restructure our business by selling tutoring services and then focus on smart education services. The sale of the tutoring services has not been determined as of the date of the issuance of these financial statements. We have carried out product iterations on our original business: shifting from education and training to education and technology, using the original channels to carry out quality education and technology output, including 5G technology, smart campus system, virtual training system based on Metaverse, etc. The Company’s new business is using the six core technologies of Metaverse and artificial intelligence, blockchain, network computing, interaction, game technology, and the Internet of Things as the company’s core technologies, building a new type of blockchain smart student card and global smart employment quality Educational virtual world (new type of artificial intelligence employment training), combination of virtual and real prediction world (digital education, risk prediction, computing power output), VR shopping world (new e-commerce) and other products provide global customers with a new digital world experience. As of May 2022, we have signed a series of strategic cooperation agreements with six non-affiliated companies to pre-launch smart education training business.

The Company has recruited a global management team and technology research and development team to develop new products and new business directions that combine education and technology. In order to diversify the negative impact from local regulation, the Company has also decided to expend its business outside China.

Although we consolidate the results of our consolidated VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company-C. Organizational Structure-Contractual Arrangements with Shanghai OneSmart, Rui Si and their respective shareholders” and “-Contractual Arrangements with Xiangyuan and its shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Holding Company Structure.”

Substantially all of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended August 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow:
Net cash provided by operating activities	345,374	240,692	138,343	21,412
Net cash used in investing activities	(1,392,335)	(906,931)	(147,947)	(22,900)
Net cash provided by financing activities	988,358	648,759	(935,190)	(144,756)
Effect of exchange rate changes	34,268	(23,647)	(15,848)	(2,453)
Net increase/(decrease) in cash and cash equivalents and restricted cash	(24,335)	(41,127)	(960,642)	(148,697)
Cash and cash equivalents and restricted cash, at beginning of year	1,410,747	1,386,412	1,345,285	208,236
Cash and cash equivalents and restricted cash, at end of year	1,386,412	1,345,285	384,643	59,539

Operating Activities

Net cash generated from operating activities in the fiscal year ended August 31, 2021 was RMB138.3 million (US$21.4 million). The difference between our net loss of RMB5,025.5 million (US$777.9 million) and the net cash generated from operating activities was primarily due to (i) an adjustment of RMB4,590.2 million (US$710.5 million) in non-cash items, which mainly consisted of depreciation and amortization of RMB173.3 million (US$26.8 million), share-based compensation of RMB42.9 million (US$6.6 million), impairments of long-lived assets and goodwill of RMB4,374.0 million (US$677.1 million), (ii) a decrease of prepayments and other current assets of RMB281.9 million (US$43.6 million), and (iii) an increase of prepayments from customers of RMB210.9 million (US$32.7 million), and was partially offset by a decrease of accrued expenses and other current liabilities of RMB24.6 million (US$3.8 million).

Net cash generated from operating activities in the fiscal year ended August 31, 2020 was RMB240.7 million (US$37.3 million). The difference between our net loss of RMB768.6 million (US$119 million) and the net cash generated from operating activities was primarily due to (i) an adjustment of RMB717.0 million (US$111 million) in non-cash items, which mainly consisted of depreciation and amortization of RMB248.0 million (US$38.4 million), share-based compensation of RMB138.0 million (US$21.4 million), impairments of long-term investments and losses on extinguishment of a debt security RMB314.7 million (US$48.7 million), (ii) a decrease of prepayments and other current assets of RMB166.3 million (US$25.7 million), and (iii) an increase of prepayments from customers of RMB239.6 million (US$37.1 million), and was partially offset by a decrease of accrued expenses and other current liabilities of RMB85.3 million (US$13.2 million).

Net cash generated from operating activities in the fiscal year ended August 31, 2019 was RMB345.4 million (US$53.5 million). The difference between our net income of RMB166.2 million (US$25.7 million) and the net cash generated from operating activities was primarily due to (i) an adjustment of RMB202.1 million (US$31.3 million) in non-cash items, which mainly consisted of depreciation and amortization of RMB175.9 million (US$27.2 million) and share-based compensation of RMB71.5 million (US$11.1 million), and (ii) an increase of accrued expenses and other current liabilities of RMB297.3 million (US$46 million), and was partially offset by an increase in prepayments and other current assets of RMB257.3 million (US$39.8 million).

Investing Activities

Net cash used in investing activities was RMB147.9 million (US$140.4 million) in the fiscal year ended August 31, 2021, primarily due to (i) purchase of long-term investments of RMB89.0 million (US$13.8 million), (ii) purchase of short-term investments of RMB104.0 million (US$16.1 million), (iii) purchase of property and equipment of RMB20.5 million (US$3.2 million) as we expanded our existing learning centers and opened new learning centers, partially offset by the proceeds from sales of short-term investments of RMB65.0 million (US$10.1 million).

Net cash used in investing activities was RMB906.9 million (US$140.4 million) in the fiscal year ended August 31, 2020, primarily due to (i) purchase of long-term investments of RMB181.0 million (US$28 million), (ii) purchase of short-term investments of RMB582.6 million (US$90.2 million), (iii) purchase of property and equipment of RMB193.2 million (US$29.9 million) as we expanded our existing learning centers and opened new learning centers, (iv) due from third parties of RMB284.6 million (US$44.1 million), and (v) acquisition and disposal of subsidiaries of RMB75.9 million (US$11.7 million), partially offset by the proceeds from sales of short-term investments of RMB404.9 million (US$62.7 million).

Net cash used in investing activities was RMB1,392.3 million (US$215.5 million) in the fiscal year ended August 31, 2019, primarily due to (i) purchase of long-term investments of RMB1.1 billion (US$170.3 million), (ii) purchase of short-term investments of RMB820.0 million (US$126.9 million), (iii) purchase of property and equipment of RMB284.0 million (US$44 million) as we expanded our existing learning centers and opened new learning centers, (iv) due from third parties of RMB237.1 million (US$36.7 million), and (v) acquisition and disposal of subsidiaries of RMB196.3 million (US$30.4 million), partially offset by (i) proceeds from sales of short-term investments of RMB1.2 billion (US$185.7 million), (ii) proceeds from disposal of long-term investments of RMB64.4 million (US$10.0 million), and (iii) income from short-term investments of RMB11.5 million (US$1.8 million).

Financing Activities

Net cash used in financing activities in the fiscal year ended August 31, 2021 was RMB935.2 million (US$144.8 million), primarily due to (i) an increase in the proceeds from bank loan of RMB498.6 million (US$77.2 million), partially offset by repayments of bank loans of RMB1,440.0 million (US$222.9 million).

Net cash provided by financing activities in the fiscal year ended August 31, 2020 was RMB648.8 million (US$100.4 million), primarily due to (i) an increase in the proceeds from bank loan of RMB803.8 million (US$124.4 million), and (ii) an increase in the proceeds from convertible senior notes, net of issuance costs of RMB246.1 million (US$38.1 million), partially offset by share repurchases of RMB70.9 million (US$11.0 million), repayments of bank loans of RMB322.4 million (US$49.9 million).

Net cash provided by financing activities in the fiscal year ended August 31, 2019 was RMB988.4 million (US$153.0 million), primarily due to (i) an increase in the proceeds from bank loan of RMB1.3 billion (US$201.2 million), and (ii) an increase in the proceeds from disposal of partial interests in subsidiaries of RMB98.1 million (US$15.2 million), partially offset by an increase in share repurchase of RMB203.8 million (US$31.5 million), repayments of bank loans of RMB95.0 million (US$14.7 million) and acquisition of non-controlling interests of RMB65.6 million (US$10.2 million).

Capital Expenditures

Our capital expenditures are incurred mainly for renovation of our learning centers. We made capital expenditures of RMB284.0 million, RMB193.2 million and RMB20.5 million (US$3.1 million) in the fiscal year 2019, 2020 and 2021, respectively. The decrease of capital expenditures in the fiscal year 2021 was mainly due to the slow-down of learning center expansion caused by COVID-19 during the fiscal year 2021. Our capital expenditures have been primarily funded by cash generated from our operations.

Holding Company Structure

Meta Data Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, our VIEs and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C. Research and Development

See “Item 4. Information on the Company-B. Business Overview-Technology.” and “Item 4. Information on the Company-B. Business Overview-Intellectual Property.”

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

E. Critical Accounting Estimates

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiaoming Li	39	Chairman and Chief Executive Officer
Chee Jiong Ng	50	Chief Financial Officer
Dr. Robert Angell	60	Independent Director
Dr. Mengchu Zhou	58	Independent Director
Yanyi Tang	38	Independent Director
Shengcong Ma	48	Chief Operating Officer

Mr. Xiaoming Li, aged 39, has served as the CEO of Henan Shenglong Culture Communication Co., Ltd. since December 2019. From December 2016 to May 2019, he served as the chief technical officer of Shenzhen Aladdin Technology Development Co., Ltd. Mr. Li served as a professor at Henan Agricultural University’s enterprise, Henan Big Feed Technology Co., Ltd., where he taught in the teaching and research department, as well as actively researching the development and direction of contemporary education and new educational technology systems. Mr. Li graduated from Henan University of Economics and Law, China, with a bachelor’s degree in software engineering with a concentration in IT and education.

Mr. Chee Jiong Ng, served as chief financial officer of Dunxin Financial Holdings Ltd (NASDAQ:DXF) from June 2010 to May 2021. Mr. Ng has more than 20 years of experience in the finance sector and has served in various management roles at several companies before joining the Company. Mr. Ng has been qualified as a Certified Public Accountant of the Australian Society of Certified Public Accountants since 1999. Mr. Ng received his bachelor’s degree in Economics from the University of Sydney, Australia and his master’s degree in Commerce from the University of New South Wales, Australia.

Mr. Shengcong Ma served as the vice president of Aier Medical Investment Group CO., Ltd. from March 2017 to March 2021. From October 2016 to March 2021, he served as the general manager of Aier Health Insurance Co., Ltd. Mr. Ma was a member of the Technology Committee of Anbang Insurance Group and also the general manager of its Community Finance Business Department from October 2014 to March 2017. From October 2010 to October 2014, Mr. Ma served as the deputy general manager of theShandong Banking Insurance Division of Centennial Life Corporation. Mr. Ma received his bachelor’s degree in Industrial and Foreign Trade from the Beijing Technology and Business University, a MBA from The Open University of Hong Kong, and an Executive MBA from Peking University National Development Research Institute.

Ms. Yanyi Tang has served as Project Manager at Shanghai Jiaan Certified Public Accountants since December 2010. From January 2007 to November 2010, she served as Assistant Manager at KPMG Huazhen Accounting Firm. Ms. Tang received her bachelor’s degree in Economics and Business from Shanghai University, China and University of Technology, Sydney, respectively. Ms. Tang is a certified public accountant in China (CICPA) and also a certified public accountant in the United States (AICPA) in the State of Texas.

Dr. Mengchu Zhou has been the Distinguished Professor of electrical and computer engineering in the Helen and John C. Hartmann Dept. of Electrical and Computer Engineering at New Jersey Institute of Technology (NJIT) since 2013. He is a Fellow of the Institute of Electrical and Electronics Engineers (IEEE), a Fellow of the International Federation of Automatic Control (IFAC), a Fellow of the American Association for the Advancement of Science (AAAS) and a Fellow of the Chinese Association of Automation (CAA). Zhou is the Founding Editor-in-Chief of the IEEE/Wiley Book Series on Systems Science and Engineering and the Editor-in-Chief of the IEEE/CAA Journal of Automatica Sinica. In 2015, he received the Norbert Wiener Award for “fundamental contributions to the area of Petri net theory and applications to discrete event systems,” from the IEEE Systems, Man, and Cybernetics Society which also awarded him the Franklin V. Taylor Memorial Award for Best Paper award in 2010. Dr, Zhou earned his Ph.D. in Computer & Systems Engineering, Rensselaer Polytechnic Institute in 1990. He completed his M. S. in Automatic Control, Beijing Institute of Technology in, 1986 following the completion of his B. S. in Control Engineering, Nanjing University of Science & Technology in 1983.

Dr. Robert Angell is an expert in healthcare AI, predictive analytics, temporal medicine, and data science. Since May 2019, he has been the principal and founder of Applied Data Sciences, LLC, a data science company, and CoMorbus, a public health provider. Dr. Angell was a data scientist at the division of cardiovascular genetics in University of Utah, where he provided support to all data science activities from 2014 to 2018. Dr. Angell was an adjunct faculty at Salt Lake Community College from 2009 to 2014, where he taught computer science related courses. Dr. Angell received her Ph.D. degree in biomedical informatics and Bachelor’s degree in industrial engineering from University of Utah.

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

B. Compensation

For the fiscal year ended August 31, 2021, we paid an aggregate of RMB3.5 million (US$0.5 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Amended and Restated 2015 Plan

To attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business, we, through our predecessor Cayman Islands company, initially adopted an employee stock incentive plan in March 2013, which was subsequently replaced by a domestic share incentive plan of Shanghai OneSmart approved in February 2015. As part of the 2017 Restructuring, we adopted an amended and restated 2015 Share Incentive Plan in April 2017, which was further amended on February 5, 2018, or the Amended and Restated 2015 Plan. The maximum aggregated number of our ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 336,642,439 Class A ordinary shares, plus an annual 2.0% increase of the total number of ordinary shares outstanding on August 31 of the preceding calendar year on the first day of each the following nine fiscal years of the Company commencing on September 1, 2018. As of the date of this annual report, the maximum aggregate number of shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 727,674,893 and options to purchase 581,844,440 Class A ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

As of the date of this annual report, there are no outstanding options granted under the Amended and Restated 2015 Plan to our current directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

As of the date of this annual report, other employees, including certain former employees, as a group held outstanding options awarded to purchase 343,088,045 Class A ordinary shares of our company, with exercise price of US$0.0003 - 0.2225 per share.

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

Audit Committee. Our audit committee consists of Dr. Robert Angell, Dr. Mengchu Zhou and Ms. Yanyi Tang. Ms. Yanyi Tang is the chairwoman of our audit committee. We have determined that Dr. Robert Angell, Dr. Mengchu Zhou and Ms. Yanyi Tang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Ms. Yanyi Tang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Dr. Robert Angell, Dr. Mengchu Zhou and Ms. Yanyi Tang. Dr. Mengchu Zhou is the chairman of our compensation committee. We have determined that Dr. Robert Angell, Dr. Mengchu Zhou and Ms. Yanyi Tang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. Robert Angell, Dr. Mengchu Zhou and Ms. Yanyi Tang. Dr. Robert Angell is the chairman of our nominating and corporate governance committee. We have determined that Dr. Robert Angell, Dr. Mengchu Zhou and Ms. Yanyi Tang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to act with skills they actually possess and exercise the care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously acknowledged that a director does not need to act with skills greater than those expected to be processed by a reasonable person. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skills and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our sixth amended and restated memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

D. Employees

As of August 31, 2019, 2020 and 2021, we had a total of 14,741, 12,667 and 13,497 employees, respectively. Almost all of our employees are located in China.

The following table sets forth the numbers of our employees, categorized by function, as of August 31, 2021:

Functions:	Number of Employees
Teachers	6,508
Study advisors	1,357
Sales and marketing	1,604
Research Technology Center	121
General and administrative	3,907
Total	13,497

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 23, 2022 by:

●	each of our directors and executive officers; and

●	each person known to us owning beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 14,611,659,561 ordinary shares outstanding as of May 23, 2022, including (i) 14,611,659,561 Class A ordinary shares, excluding 20,065 Class A ordinary shares as treasury shares or treasury ADSs, and (ii) 0 Class B ordinary shares.

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

	Class A ordinary	Class B ordinary	Total ordinary shares on an as converted		% of aggregate voting
	shares	shares	basis	%	power
Directors and Executive Officers**:
Xiaoming Li	-	-	-	-	-
Chee Jiong Ng	-	-	-	-	-
Dr. Robert Angell	-	-	-	-	-
Dr. Mengchu Zhou	-	-	-	-	-
Yanyi Tang	-	-	-	-	-
Shengcong Ma	-	-	-	-	-
All Directors and Executive Officers as a Group	-	-	-	-	-
Principal Shareholders:
Metaverse Digital Investment Co., Limited (1)	2,290,430,016	-	2,290,430,016	15.68	15.68
Origin Investment Holdings Limited and its affiliates (2)	1,240,685,677	-	1,240,685,677	8.49	8.49

*	Less than 1% of our total outstanding shares.

**	Except as otherwise indicated below, the business address of our directors and executive officers is 2161 North Zhongshan Road Putuo District, Shanghai, China.

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents 2,290,430,016 Class A ordinary shares held by Metaverse Digital Investment Co., Limited, a Hong Kong corporation. The registered address of Metaverse Digital Investment Co., Limited is Rm 517, New City Centre, 2 Lei Yue Mun Road, Kwun Tong, Kowloon, Hong Kong SAR.

(2)	Represents 1,240,685,677 Class A ordinary shares (including 314,400,000 Class A ordinary shares in the form of ADSs) held by Origin Investment Holdings Limited, is an exempted company incorporated in the Cayman Islands, and its affiliates. The registered address of Origin Investment Holdings Limited is 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

To our knowledge, as of May 23, 2022,  3,044,889,040 of our ordinary shares (including 130,370,520 Class A ordinary shares as treasury ADSs) were held by record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Transaction with Shareholders and Affiliates

In the fiscal year 2017, we provided an interest-free, unsecured loan of RMB16.5 million, payable within five years from draw down in April 2017 to Shanghai Ya Qiao Education Investment Co., Ltd., or Ya Qiao Education, for its operation purposes. In April 2019, we and Ya Qiao Education entered into an agreement to convert the loan into 75% equity interests in Ya Qiao Education. As of August 31, 2021, such conversion was not completed and we recorded RMB20.4 million (US$3.2 million) as amounts due from the related parties in connection with the loan extended to Ya Qiao Education. The loan extended to Ya Qiao Education is outstanding as of the date of this annual report.

In October 2018, we acquired a strategic minority equity stake in Tus-Juren. From November 2018 to February 2019, we provided management consulting services and receive licensing fee from Tus-Juran of RMB6.8 million (US$1.1 million). From November 2018 to February 2020, we extended a series of five-year convertible loan in an aggregate principal amount of RMB721.2 million to Tus-Juren. Such convertible loan bear a 10% annual coupon and we have the option to convert the principal and any unpaid interests of such convertible loan into new equity interest of Tus-Juren at a pre-determined valuation at any time after either the third or fourth anniversary from the borrowing date. On February 18, 2020, the annual coupon rate of these convertible loans was adjusted to nil, applicable to the outstanding loan period starting from December 1, 2019. As a part of the Yutang transactions in December 2020, we have the option to convert the principal and any unpaid interests of the convertible loans to Tus-Juren into new equity interests of Yutang Inc. at any time within five years starting from December 15, 2020. During the fiscal year 2020, we made a series of 12-month loan available to Tus-Juren and its subsidiaries in an aggregate amount of RMB170.9 million. A majority of such loans bear a 4.35% annual interest rate.

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

Contractual Arrangements with our VIEs and their Respective Shareholders

See “Item 4. Information on the Company-C. Organizational Structure-Contractual Arrangements with Shanghai OneSmart, Rui Si and their respective shareholders “and”-Contractual Arrangements with Xiangyuan and its shareholders.”

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-A. Directors and Senior Management-Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees-B. Compensation-Amended and Restated 2015 Plan” and “Item 6. Directors, Senior Management and Employees-B. Compensation-Domestic Employee Share Incentive Scheme.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Except as listed below, we are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

As of the date of this annual report, the Company has been named in a number of lawsuits due to cessation of business in October 2021 which was caused by a series of rules, regulations and administrative measures for after-school tutoring for primary and secondary school students issued by the General Office of Ministry of Education of PRC from July 2021 to September 2021.

The following table presents the total number of the lawsuits by category, the amount involved in thousands, and the scope of the amount per case in each category:

	Numbers	Total amount involved (thousands)	Amount involved scope per case (thousands)
Amounts in thousands of Renminbi (“RMB”) except for number of cases		RMB	RMB
Lease	5	2,167	From 371 to 797
Advertisement	1	3,968	3,968
Technology Service	2	503	From 237 to 266
Education Service	310	13,653	From 1 to 386
Purchase	4	2,424	From 49 to 1,298
Property Preservation	2	2,440	From 62 to 2,377
Decoration	3	4,020	From 680 to 2,540
Other	85	933	From 40 to 80
Total	412	30,108

As of the date of this annual report, the Company is using all commercially reasonable efforts to defend itself in these proceedings and is still undergoing on-going discussion with regulatory authorities.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations on Foreign Exchange-Dividend Distribution.”

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

ITEM 9 THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing 1,000 of our Class A ordinary shares, have been listed on the NYSE since March 28, 2018. Our ADSs trade under the symbol “AIU.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing 1,000 of our Class A ordinary shares, have been listed on the NYSE since March 28, 2018. Our ADSs trade under the symbol “AIU.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We have adopted a sixth amended and restated memorandum and articles of association. The following are summaries of material provisions of the amended and restated memorandum and articles of association that we adopt and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company

Under our sixth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares

Our authorized share capital is US$50,000 consisting of 50,000,000,000 shares comprising of (i) 37,703,157,984 Class A ordinary shares of a par value of US$0.000001 each, (ii) 2,296,842,016 Class B ordinary shares of a par value of US$0.000001 each and (iii) 10,000,000,000 shares of a par value of US$0.000001 each of such class or classes (however designated) as our board of directors may determine in accordance with our sixth amended and restated memorandum and articles of association. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under our sixth amended and restated memorandum and articles of association, our company may not issue bearer shares.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our sixth amended and restated memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our memorandum, and cancelling any unissued shares. Both ordinary resolution and special resolution may also be passed by an unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our sixth amended and restated memorandum and articles of association.

Appointment and Removal of Directors

Our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. Directors may be removed by ordinary resolution of our shareholders.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our sixth amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our sixth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Anti-Takeover Provisions

Some provisions of our sixth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our sixth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our sixth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, cost and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our sixth amended and restated memorandum and articles of association.

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

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our sixth amended and restated memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company - a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our sixth amended and restated memorandum and articles of association do not allow our shareholders to approve matters to be determined at shareholders’ meetings by way of written resolutions without a meeting.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our sixth amended and restated memorandum and articles of association do not allow our shareholders to requisition an extraordinary general meeting of our shareholders and do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of our company, it is not a concept that is accepted as a common practice in the Cayman Islands, and our company has made no provisions in our sixth amended and restated memorandum and articles of association to allow cumulative voting for such elections. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our sixth amended and restated memorandum and articles of association, a director may be removed by a special resolution of our shareholders.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our sixth amended and restated memorandum and articles of association, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time be varied, modified or abrogated by a special resolution passed at a separate general meeting of the holders of the shares of that class. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu with such existing class of shares.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law and our sixth amended and restated memorandum and articles of association, our sixth amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our sixth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our sixth amended and restated memorandum and articles of association which require our company to disclose shareholder ownership above any particular ownership threshold.

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

D. Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulation on Foreign Exchange-Foreign Currency Exchange.”

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

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as the “body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise.” Based on a review of the facts and circumstances, we do not believe that Meta Data Limited or OneSmart Edu (HK) Limited should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law. If Meta Data Limited were to be considered a PRC resident enterprise, any gain realized on the sale or other disposition of our ADSs or Class A ordinary shares by investors that are non-PRC enterprises and any interest or dividends payable by us to such investors is subject to PRC income tax at a rate of 10%. In case of investors that are non-PRC individuals, the applicable PRC income tax rate is 20%. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information-E. Taxation-People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph (subject to clauses (2) and (3) of such paragraph). U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020 and 2021 were increases of 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

As of August 31, 2021, we had Renminbi-denominated cash and cash equivalents of RMB343 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on August 31, 2021 would result in a decrease of US$4.8 million in cash and cash equivalents.

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

We are subject to interest rate sensitivity on our outstanding convertible notes and loans. We account for our convertible notes on fair value basis and convertible loans on an amortized cost basis. Also, because convertible notes and loans we have issued and extended either bear interest at a fixed rate or bear no interest, we have not incurred financial statement impact resulting from changes in interest rates. However, changes in market interest rates impact the fair value of the convertible notes and loans along with other variables such as our credit spreads and the market price and volatility of our ADSs and ordinary shares. Increases in market interest rates would result in a decrease in the fair value of our outstanding convertible notes and loans and decreases in market interest rates would result in an increase in the fair value of our outstanding convertible notes and loans. For information on the maturities and other contractual terms of our convertible notes and loans, see “Item 4. Information on the Company-A. History and Development of the Company” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Transaction with Shareholders and Affiliates.”

With regard to interest rate sensitivity on our loans, we present the sensitivity analysis below based on the exposure to interest rates for interest bearing loans with variable interest rates as of August 31, 2020. The analysis is prepared assuming that those balances outstanding as of August 31, 2020 were outstanding for the whole financial year. A 1.0% increase or decrease which represents the management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest bearing loans balances with floating interest rates as of August 31, 2020, a 1.0% increase or decrease in each applicable interest rate would add or deduct RMB9.7 million (US$1.5 million) to our interest expense for the fiscal year ended August 31, 2020.

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

Fees and Other Payments Made by the Depositary to US

The depositary anticipates to make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We did not receive such reimbursement from the depositary in the fiscal year ended August 31, 2021.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information-B. Memorandum and Articles of Association-Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

As of August 31, 2019, we have used up the net proceeds from our initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of August 31, 2021. Based upon that evaluation, our management has concluded that, due to the material weakness identified below, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of August 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of August 31, 2021 because of the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; (iii) lack of risk assessment in accordance with the requirement of COSO 2013 framework; (iv) a lack of an effective review process by the accounting manager which led to material audit adjustments to the financial statements; and (v) Leaving of many management personnel.

To remedy our identified material weakness subsequent to August 31, 2021, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control, (iv) hiring professional management personnel. However, we cannot assure you that we will remediate our material weaknesses in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees-C. Board Practices.”

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in March 2018. We have posted a copy of our code of business conduct and ethics on our website at www.onesmart.investorroom.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by Ernst & Young Hua Ming LLP including its affiliates and OneStop Assurance PAC, our independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

Ernst & Young Hua Ming LLP and its affiliates

	Year Ended August 31,
	2020	2021
	(in US$ thousands)
Audit fees(1)	832	-
All other fees(2)	-	-
Tax fees(3)	-	-

OneStop Assurance PAC

	Year Ended August 31,
	2020	2021
	(in US$ thousands)
Audit fees(1)	300	380
All other fees(2)	-	-
Tax fees(3)	-	-

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, net of out-of-pocket expenses incurred and taxes.

(2)	“All other fees” represents the aggregate fees billed listed for services rendered by our principal auditors associated with certain due diligence project and review of our financial statements and not reported under “Audit fees” in the fiscal year of 2020 and 2021, respectively, net of out-of-pocket expenses incurred and taxes.

(3)	“Tax fees” represents the aggregate fees billed listed for the professional tax services rendered by our principal auditors.

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

The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share (US$)	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under Share Repurchase Program (US$, in millions)
September 2019	-	-	-	55.01
October 2019	-	-	-	55.01
November 2019	-	-	-	55.01
December 2019	-	-	-	55.01
January 2020	-	-	-	55.01
February 2020	5,513,240	0.14	5,513,240	54.24
March 2020	48,793,800	0.13	48,793,800	47.79
April 2020	-	-	-	47.79
May 2020	22,633,560	0.12	22,633,560	45.01
June 2020	-	-	-	45.01
July 2020	-	-	-	45.01
August 2020	-	-	-	45.01

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Companies Act of the Cayman Islands. Currently, our board of directors is composed of five members, three of whom are independent directors. In addition, the NYSE Manual requires U.S. domestic listed companies to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act of the Cayman Islands. Currently, our compensation committee is composed of three members, all of whom are independent directors. Our nominating and corporate governance committee is composed of three members, all of whom are independent directors. In addition, the NYSE Manual requires shareholder approval for certain matters, including (i) requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, and (ii) requiring that shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock in certain transaction or series of related transactions, which is not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law only in determining whether shareholder approval is required.

As a result of our choice to follow home country practice in those matters, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information-D. Risk Factors- Risks Related to Our ADSs-As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards “and”-We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Meta Data Limited, its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1*	Sixth amended and Restated Memorandum and Articles of Association of the Registrant, effective April 28, 2022
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 filed on March 16, 2018 (File No. 333-223406))
2.2	Registrant’s Specimen Certificate for ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed on March 16, 2018 (File No. 333-223406))
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 filed on March 16, 2018 (File No. 333-223406))
2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F filed with the SEC on December 31, 2020)
4.1	Share Sale and Purchase Agreement among OneSmart Edu Inc., Yutang Inc., Jiia Qin Limited, and JR Online Limited dated December 15, 2020 (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F filed with the SEC on December 31, 2020)
4.2	Share Subscription Agreement among OneSmart Edu Inc., Yutang Inc., Jiia Qin Limited, Luomoming Limited, Tianjin Huaying Education Consulting Co., Ltd. and Beijing Juyou Network Technology Co., Ltd dated December 15, 2020 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F filed with the SEC on December 31, 2020)
8.1*	Principal subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Onestop Assurance PAC, an independent registered public accounting firm
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Meta Data Limited

	By:	/s/ Xiaoming Li
		Name:	Xiaoming Li
		Title:	Chief Executive Officer

Date: May 23, 2022

META DATA LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Meta Data Limited (formerly known as “OneSmart International Education Group Limited)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Meta Data Limited (formerly known as “OneSmart International Education Group Limited) (the “Company”) and subsidiaries as of August 31, 2021 and 2020, the related consolidated statements of income/(loss), comprehensive income/(loss), shareholders’ equity/(deficit) and cash flows for each of the three years in the period ended August 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company at August 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2021, in conformity with U.S. generally accepted accounting principles.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Company has suffered recurring losses from operations, is in default of its debt obligations and as of August 31, 2021 was in net liability and shareholders’ deficit position. Between July 2021 and September 2021, the General Office of Ministry of Education issued a series of rules, regulations, notices and circulars on further alleviating the burden of homework and after-school tutoring for students in compulsory education. In order to comply with all applicable rules and regulations in providing educational services, the Company ceased all the domestic education programs and learning centers operations in China on October 12, 2021. The above matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ OneStop Assurance PAC

We have served as the Company’s auditor since 2021.

Singapore

May 23, 2022

PCAOB ID#: 6732

META DATA LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of August 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6	1,158,044	29,626	4,586
Restricted cash	6	187,241	355,017	54,953
Amount due from a related party	17	491	-	-
Short-term investments	7	486,756	81,575	12,627
Prepayments and other current assets	8	344,870	-	-
Total current assets		2,177,402	466,218	72,166

Non-current assets:
Property and equipment, net	9	581,248	36,955	5,720
Intangible assets, net	10	277,953	-	-
Long-term investments	11	1,048,178	-	-
Goodwill	12	1,481,401	-	-
Deferred tax assets	15	191,721	-	-
Amount due from a related party	17	20,400	-	-
Operating lease right-of-use assets		1,481,196	-	-
Other non-current assets	18	638,892	-	-
Total non-current assets		5,720,989	36,955	5,720
Total assets		7,898,391	503,173	77,886

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB642,674 and RMB 838,675 (US$129,818) as of August 31, 2020 and 2021, respectively)	13	889,055	868,464	134,429
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB93,156 and 59,995 (US$9,287) as of August 31, 2020 and 2021, respectively)		97,720	48,216	7,463
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB2,547,444 and 2,786,961 (US$431,391) as of August 31, 2020 and 2021, respectively)		2,547,493	2,787,686	431,504
Amounts due to related parties (including amount due to a related party of the consolidated VIEs without recourse to the Group of RMB14,447 and RMB1,205 (US$187) as of August 31, 2020 and 2021, respectively)	17	14,447	1,205	187
Short-term loans (including short-term loans of the consolidated VIEs without recourse to the Group of RMB789,550 and 498,574 (US$77,174) as of August 31, 2020 and 2021, respectively)	19	789,550	498,574	77,174
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to the Group of RMB483,056 and nil as of August 31, 2020 and 2021, respectively)		483,056	-	-
Long-term loans, current portion (including long-term loans, current portion of the consolidated VIEs without recourse to the Group of RMB98,280 and RMB112,500 (US$17,414) as of August 31, 2020 and 2021, respectively)	19	295,433	513,432	79,474
Total current liabilities		5,116,754	4,717,577	730,231

Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB71,021 and nil as of August 31, 2020 and 2021, respectively)	15	71,025	-	-
Long-term loans (including long-term loans of the consolidated VIEs without recourse to the Group of RMB291,780 and MB135,000 (US$20,897) as of August 31, 2020 and 2021, respectively)	19	1,023,151	135,000	20,897
Convertible senior notes (including convertible senior notes of the consolidated VIEs without recourse to the Group of nil as of August 31, 2020 and 2021, respectively)	20	239,659	226,114	35,000
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB29,610 and nil as of August 31, 2020 and 2021, respectively)		29,610	-	-
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to the Group of RMB929,135 and nil as of August 31, 2020 and 2021, respectively)		929,135	-	-
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of RMB23,084 and RMB23,083 (US$3,573) as of August 31, 2020 and 2021, respectively)		47,084	45,727	7,078
Total non-current liabilities		2,339,664	406,841	62,975
Total liabilities		7,456,418	5,124,418	793,206
Commitments and contingencies	26

Shareholders’ equity:
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares authorized; 4,146,103,947 issued and outstanding as of August 31, 2020 and 4,321,229,545 issued and outstanding as of August 31, 2021, respectively)		26	26	4
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 issued and outstanding as of August 31, 2020 and 2,290,430,016 issued and outstanding as of August 31, 2021, respectively)		16	16	2
Treasury stock	16	(274,648)	(344)	(53)
Additional paid-in capital		5,598,978	5,337,962	826,259
Statutory reserves	24	12,270	16,427	2,543
Accumulated deficit		(5,035,172)	(10,078,429)	(1,560,032)
Accumulated other comprehensive income	22	99,167	92,693	14,346
Total Meta Data Limited shareholders’ equity		400,637	(4,631,649)	(716,931)
Non-controlling interests		41,336	10,404	1,611
Total shareholders’ equity		441,973	(4,621,245)	(715,320)
Total liabilities, non-controlling interests and shareholders’ equity		7,898,391	503,173	77,886

The accompanying notes are an integral part of these consolidated financial statements.

META DATA LIMITED

CONSOLIDATED STATEMENTS OF INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the years ended August 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Net revenues	5	3,993,873	3,438,881	3,423,410	529,907
Cost of revenues		(2,072,067)	(2,169,739)	(2,093,743)	(324,089)
Gross profit		1,921,806	1,269,142	1,329,667	205,818

Operating expenses:
Selling and marketing		(816,658)	(820,883)	(930,140)	(143,976)
General and administrative		(876,609)	(810,936)	(5,261,978)	(814,497)
Total operating expenses		(1,693,267)	(1,631,819)	(6,192,118)	(958,473)
Operating income/(loss)		228,539	(362,677)	(4,862,451)	(752,655)

Interest income		81,207	37,393	9,443	1,462
Interest expense		(60,637)	(103,600)	(98,302)	(15,217)
Other income		82,836	93,894	99,335	15,376
Other expense		(15,738)	(453,391)	(135,239)	(20,934)
Foreign exchange gain/(loss)		(138)	(69)	3,295	510
Income/(loss) before income tax and share of net income/(loss) from equity investees		316,069	(788,450)	(4,983,919)	(771,458)
Income tax (expense)/benefit	15	(121,541)	37,785	(30,870)	(4,778)
Income/(loss) before share of net income/(loss) from equity investees		194,528	(750,665)	(5,014,789)	(776,236)
Share of net loss from equity investees		(28,325)	(17,977)	(10,705)	(1,657)
Net income/(loss)		166,203	(768,642)	(5,025,494)	(777,893)
Add: Net loss attributable to non-controlling interests		79,165	38,813	37,927	5,871
Net income/(loss) attributable to Meta Data Limited’s shareholders		245,368	(729,829)	(4,987,567)	(772,022)
Net (loss)/income attributable to ordinary shareholders of Meta Data Limited		245,368	(729,829)	(4,987,567)	(772,022)

(Loss)/earnings per share:
Basic	21	0.0380	(0.1131)	(0.7543)	(0.1168)
Diluted	21	0.0366	(0.1131)	(0.7543)	(0.1168)

Shares used in (loss)/earnings per share computation (in millions of shares):
Basic	21	6,460	6,451	6,612	6,612
Diluted	21	6,709	6,451	6,612	6,612

The accompanying notes are an integral part of these consolidated financial statements.

META DATA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the years ended August 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net income/(loss)	166,203	(768,642)	(5,025,494)	(777,893)
Other comprehensive income/(loss):
Unrealized gain/(loss) on available-for-sale investments, net of tax	(35,161)	1,676	4,009	621
Foreign currency translation adjustment	(6,591)	10,343	5,221	808
Comprehensive income/(loss)	124,451	(756,623)	(5,016,264)	(776,464)
Add: Comprehensive loss attributable to non-controlling interests	79,165	38,813	37,927	5,871
Comprehensive income/(loss) attributable to Meta Data Limited’s shareholders	203,616	(717,810)	(4,978,337)	(770,593)

The accompanying notes are an integral part of these consolidated financial statements.

META DATA LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of		Additional				Accumulated other	Meta Data Limited	Non-	Total
	ordinary	Ordinary	paid-in	Treasury	Statutory	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	shares	shares	capital	Stock	reserves	deficit	income	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of August 31, 2018	6,517,207,561	42	5,426,503	-	4,272	(4,535,042)	128,900	1,024,675	70,568	1,095,243

Comprehensive income	-	-	-	-	-	245,368	(41,752)	203,616	(79,165)	124,451
Appropriation of statutory reserves	-	-	-	-	2,808	(2,808)	-	-	-	-
Share repurchase (Note 16)	(145,762,478)	-	-	(203,759)	-	-	-	(203,759)	-	(203,759)
Exercise of employee stock options	55,658,760	-	2,744	-	-	-	-	2,744	-	2,744
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	11,067	11,067
Disposal of subsidiaries	-	-	-	-	-	-	-	-	(18,892)	(18,892)
Acquisition of non-controlling interests	-	-	(10,808)	-	-	-	-	(10,808)	1,048	(9,760)
Distribution to a non-controlling interest	-	-	-	-	-	-	-	-	(980)	(980)
Disposal of non-controlling interests	-	-	12,021	-	-	-	-	12,021	86,079	98,100
Capital contribution	-	-	-	-	-	-	-	-	(4,602)	(4,602)
Share-based compensation (Note 14)	-	-	71,532	-	-	-	-	71,532	-	71,532
Cumulative-effect upon adoption of ASC 606 (Note 2)	-	-	-	-	-	(7,671)	-	(7,671)	-	(7,671)
Balance as of August 31, 2019	6,427,103,843	42	5,501,992	(203,759)	7,080	(4,300,153)	87,148	1,092,350	65,123	1,157,473

META DATA LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

							Accumulated	Meta Data
	Number of		Additional				other	Limited	Non-	Total
	ordinary	Ordinary	paid-in	Treasury	Statutory	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	shares	shares	capital	Stock	reserves	deficit	income	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of August 31, 2019	6,427,103,843	42	5,501,992	(203,759)	7,080	(4,300,153)	87,148	1,092,350	65,123	1,157,473

Comprehensive loss	-	-	-	-	-	(729,829)	12,019	(717,810)	(38,813)	(756,623)
Appropriation of statutory reserves	-	-	-	-	5,190	(5,190)	-	-	-	-
Share repurchase (Note 16)	(76,586,600)	(1)	-	(70,889)	-	-	-	(70,890)	-	(70,890)
Exercise of employee stock options	92,428,720	1	7,774	-	-	-	-	7,775	-	7,775
Acquisition of subsidiaries (Note 4)	-	-	-	-	-	-	-	-	39,198	39,198
Disposal of interests in subsidiaries	-	-	25	-	-	-	-	25	(25)	-
Disposal of subsidiaries	-	-	-	-	-	-	-	-	3,944	3,944
Acquisition of non-controlling interests (Note 16)	-	-	(48,799)	-	-	-	-	(48,799)	(21,285)	(70,084)
Distribution to non-controlling interests	-	-	-	-	-	-	-	-	(7,056)	(7,056)
Capital contribution	-	-	-	-	-	-	-	-	250	250
Share-based compensation (Note 14)	-	-	137,986	-	-	-	-	137,986	-	137,986
Balance as of August 31, 2020	6,442,945,963	42	5,598,978	(274,648)	12,270	(5,035,172)	99,167	400,637	41,336	441,973
Balance as of August 31, 2020 in US$	6,442,945,963	6	817,679	(40,110)	1,792	(735,341)	14,482	58,508	6,037	64,545

META DATA LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

							Accumulated	Meta Data
	Number of		Additional				other	Limited	Non-	Total
	ordinary	Ordinary	paid-in	Treasury	Statutory	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	shares	shares	capital	Stock	reserves	deficit	income	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of August 31, 2020	6,442,945,963	42	5,598,978	(274,648)	12,270	(5,035,172)	99,167	400,637	41,336	441,973
Comprehensive loss	-	-	-	-	-	(5,043,257)	(6,474)	(5,049,731)	(30,932)	(5,080,663)
Appropriation of statutory reserves	-	-	-	-	4,157	-	-	4,157	-	4,157
Share repurchase (Note 16)	-	-	-	-	-	-	-	-	-	-
Exercise of employee stock options	168,713,598	-	(303,878)	274,304	-	-	-	(29,574)	-	(29,574)
Acquisition of subsidiaries (Note 4)	-	-	-	-	-	-	-	-	-	-
Disposal of interests in subsidiaries	-	-	-	-	-	-	-	-	-	-
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-
Acquisition of non-controlling interests (Note 16)	-	-	-	-	-	-	-	-	-	-
Distribution to non-controlling interests	-	-	-	-	-	-	-	-	-	-
Capital contribution	-	-	-	-	-	-	-	-	-	-
Share-based compensation (Note 14)	-	-	42,862	-	-	-	-	42,862	-	42,862
Balance as of August 31, 2021	6,611,659,561	42	5,337,962	(344)	16,427	(10,078,429)	92,693	(4,631,649)	10,404	(4,621,245)

Balance as of August 31, 2021 in US$	6,611,659,561	6	826,259	(53)	2,543	(1,560,032)	14,346	(716,931)	1,611	(715,320)

The accompanying notes are an integral part of these consolidated financial statements.

META DATA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the years ended August 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income/(loss)	166,203	(768,642)	(5,025,494)	(777,893)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	152,801	209,663	161,703	25,030
Amortization	23,081	38,302	11,549	1,788
Share-based compensation	71,532	137,986	42,862	6,635
Lease expense to reduce operating lease right-of -use assets	-	461,423	-	-
Income from investments	(50,746)	(24,831)	-	-
Share of net (income)/loss from equity investees	28,325	17,977	-	-
Gain from disposal of long-term investments	(15,403)	(50,407)	-	-
Gain from disposal of subsidiaries	(8,805)	(9,390)	-	-
Loss from disposal of a business	-	21,699	-	-
Impairment of other receivables	-	52,428	552,159	85,468
Losses on extinguishment of debt securities	-	153,061	-	-
Impairment of long-term investments	10,000	161,605	3,821,885	591,586
Investments fair value change	(12,854)	-	-	-
Gain from step acquisitions	(1,897)	(594)	-	-
Contingent consideration fair value change	5,124	3,644	-	-
Loss on disposal of property and equipment	940	5,889	-	-
Changes in operating assets and liabilities:
Prepayments and other current assets	(257,262)	166,339	281,943	43,642
Amount due from a related party	-	(491)	-	-
Deferred tax assets	(38,355)	(86,521)	191,721	29,676
Other non-current assets	(68,782)	31,901	(36,842)	(5,703)
Accrued expenses and other current liabilities	297,288	(85,284)	(11,331)	(1,754)
Income taxes payable	36,924	16,323	(49,503)	(7,663)
Prepayments from customers	(4,497)	239,557	210,933	32,650
Operating lease liabilities	-	(451,916)	-	-
Amount due to a related party	-	803	(13,242)	(2,050)
Unrecognized tax benefit	11,757	168	-	-
Net cash provided by operating activities	345,374	240,692	138,343	21,412
Cash flows from investing activities
Purchase of short-term investments	(820,005)	(582,573)	(104,000)	(16,098)
Proceeds from disposal of short-term investments	1,191,505	404,859	65,042	10,068
Income from short-term investments	11,451	7,110	242	37
Purchase of long-term investments	(1,120,706)	(180,983)	(88,975)	(13,772)
Proceeds from disposal of long-term investments	64,432	-	-	-
Purchase of property and equipment	(283,964)	(193,166)	(20,508)	(3,174)
Proceeds from disposal of property and equipment	518	-	252	39
Amounts due from third parties	(237,059)	(284,618)	-	-
Amount due from a related party	(2,250)	(1,650)	-	-
Acquisition of subsidiaries, net of cash acquired	(138,749)	(87,926)	-	-
Disposal of subsidiaries, net of cash disposed	(57,508)	12,016	-	-
Net cash used in investing activities	(1,392,335)	(906,931)	(147,947)	(22,900)
Cash flows from financing activities
Proceeds from bank loans	1,257,472	803,817	498,574	77,174
Repayment of bank loans	(95,000)	(322,418)	(1,439,972)	(222,892)
Proceeds from issuance of convertible senior notes, net of issuance costs	-	246,113	-	-
Acquisition of non-controlling interests	(70,908)	(8,834)	-	-
Disposal of non-controlling interests	98,100	-	-	-
Capital contributed from non-controlling interests	690	250	2,000	310
Distribution to non-controlling interests	(980)	(7,056)	(3,362)	(520)
Distribution to shareholders	-	-	-	-
Proceeds from exercise of share options	2,744	7,776	7,570	1,172
Share repurchase	(203,760)	(70,889)	-	-
Net cash provided by financing activities	988,358	648,759	(935,190)	(144,756)
Effect of exchange rate changes	34,268	(23,647)	(15,848)	(2,453)
Net increase/(decrease) in cash and cash equivalents and restricted cash	(24,335)	(41,127)	(960,642)	(148,697)
Cash and cash equivalents and restricted cash, at the beginning of year	1,410,747	1,386,412	1,345,285	208,236
Cash and cash equivalents and restricted cash, at the end of year	1,386,412	1,345,285	384,643	59,539
Supplemental disclosure of cash flow information:
Interest paid	40,682	107,184	87,711	13,577
Income tax paid	98,114	29,826	53,532	8,286
Supplemental disclosure of non-cash activities:
Operating lease liabilities arising from obtaining right-of-use assets		313,225	-	-
Supplemental disclosure of non-cash investing activities:
Acquisition of subsidiaries with conversion of previously held long-term investments in and loans to the subsidiaries	-	556,891	-	-
Purchase of property and equipment included in accrued expenses and other current liabilities	29,467	36,363	1,188	184
Purchase of long-term investments included in accrued expenses and other current liabilities	37,093	1,336	-	-
Contingent consideration for business acquisition included in other non-current liabilities	91,440	47,084	-	-

The accompanying notes are an integral part of these consolidated financial statements.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization and Principal Activities

Meta Data Limited (the “Company”, formerly known as “OneSmart International Education Group Limited (“OneSmart“)) is a limited company incorporated under the laws of Cayman Islands on March 10, 2017. The Company through its consolidated subsidiaries, variable interest entities (the “VIEs”) and the VIEs’ subsidiaries (collectively, the “Group”) are principally engaged in the provision of premium tutoring services for students of kindergarten and primary, middle and high schools (“K12”) and premium young children education services in the People’s Republic of China (the “PRC”). Due to the PRC legal restrictions on foreign ownership and investment in the education business, the Company conducts its primary business operations through its VIEs. The Company’s Board adopts resolutions approving, and recommends to the shareholders for their approval to change the Company’s corporate name from “OneSmart International Education Group Ltd” to “Meta Data Limited” on its annual general meeting held on April 28, 2022.

The Company undergone a reorganization in 2017 whereby the Company became the ultimate parent entity of its subsidiaries, the VIEs and the VIEs’ subsidiaries. As part of the reorganization, the business operations of the consolidated subsidiaries, the VIEs and the VIEs’ subsidiaries were transferred to the Company. In return, the Company issued 2,439,484,566 of Class B ordinary shares to Happy Edu Inc., a company wholly owned by Mr. Zhang Xi (“the Founder”), as well as 94,897,359 of Class A ordinary shares, 1,890,686,563 of Series A redeemable convertible preferred shares and 35,757,200 of Series A-1 redeemable convertible preferred shares to the shareholders of the VIEs (“the Reorganization”). The Company also paid RMB2,242,914 (US$347,179) to certain shareholders of the VIEs in full in January 2018.

In September 2017, immediately following the Reorganization, the Company issued 1,840,535,677 Series A-1 redeemable convertible preferred shares to new investors for gross cash consideration of RMB1,840,536 (US$284,895). The Series A-1 redeemable convertible preferred shares carried the same terms and conditions as those issued during the Reorganization (Note 23). The Company initially recorded the Series A-1 redeemable convertible preferred shares at fair value less issuance costs of RMB241 (US$37), and chose to recognize changes in the redemption value immediately and adjusted the redeemable convertible preferred share carrying value to equal their redemption value.

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

In December 2017, the Founder transferred 142,642,550 of his Class B ordinary shares to a new investor for cash consideration of RMB163,023 (US$25,234) and each of such transferred ordinary share was re-designated as a Series A-1 redeemable convertible preferred share.

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

On March 28, 2018, the Company completed its an initial public offering (“IPO”) on the New York Stock Exchange. The Company offered 16,300,000 ADSs representing 652,000,000 Class A ordinary shares at US$11.00 per ADS. Net proceeds from the IPO deducting underwriting discount and other expenses were RMB1,048,660 (US$162,321). IPO costs of RMB26,752 (US$4,141) were recorded as reduction of the proceeds from the IPO in shareholders’ equity.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization and Principal Activities (continued)

Details of the Group’s subsidiaries, the VIEs and the major subsidiaries of the VIEs as of August 31, 2021 are as follows:

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

META DATA LIMITED

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

META DATA LIMITED

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

META DATA LIMITED

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

The Group’s business has been directly operated by the VIEs and their subsidiaries. For the years ended August 31, 2019 , 2020 and 2021, the VIEs contributed 99%,100% and 100% of the Group’s consolidated revenues, respectively. As of August 31, 2020 and 2021, the VIEs accounted for an aggregate of 91% and 63%, respectively, of the consolidated total assets, and 81% and 87%, respectively, of the consolidated total liabilities.

There are no consolidated VIEs’ assets that are pledged or collateralized for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations, except for registered capital and the PRC statutory reserves and certain property with carrying amounts of RMB10,000 (US$1,548) that were pledged to secure banking borrowings granted to the Company (Note 19). Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 24 for disclosure of the restricted net assets. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. There were no other pledges or collateralization of the VIEs’ assets.

META DATA LIMITED

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

(b)	Liquidity

In assessing the Company’s liquidity and substantial doubt about its ability to continue as a going concern, the Company monitors and analyzes cash on-hand and operating expenditure commitments. The Company’s liquidity needs are to meet working capital requirements and operating expense obligations. To date, the Company financed its operations primarily through cash generated by operating activities, IPO proceeds, equity or convertible securities financing activities and commercial bank loan.

The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying financial statements have been prepared on a basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses from operations, is in default of its debt obligations and as of August 31, 2021 was net liability and shareholders’ deficit position. Between July 2021 and September 2021, the General Office of Ministry of Education issued a series of rules, regulations, notices and circulars on further alleviating the burden of homework and after-school tutoring for students in compulsory education. To comply with all applicable rules and regulations in providing educational services, the Company ceased all the domestic education programs and learning centers operations in China on October 12, 2021. The above matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As shown in the accompanying financial statements as of August 31, 2021, the Company had net cash decreased of RMB960,642 (US$148,697), RMB41,127 and RMB24,335 for the years ended August 31, 2021, 2020 and 2019, respectively. As of August 2021, the Company had cash balance of RMB29,626 (US$4,586) and restricted cash of RMB355,017 (US$54,953).

The Company has historically met its cash needs through a combination of cash flows from operating activities, proceeds from bank loans and proceeds from disposal of short-term investments. The cash requirements of the Company are generally for operating activities, repayments of bank loans, purchase of property and equipment and excess cash was used in the purchase of short-term and long-term investments. Between July 2021 and September 2021, the General Office of Ministry of Education issued a series of rules, regulations, notices and circulars on further alleviating the burden of homework and after-school tutoring for students in compulsory education (“the Opinion”). In order to comply with all applicable rules and regulations in providing educational services, the Company ceased all the domestic education programs and learning centers operations in China on October 12, 2021. As a result, this raises substantial doubt about its ability to continue as a going concern.

In evaluating if there is substantial doubt about the ability to continue as a going concern, the Group is trying to alleviate the going concern risk through (1) equity or debt financing, (2) increasing cash generated from new business model operations, and (3) debt divestiture, to meet our anticipated working capital requirements for at least the next 12 months. The Group may, however, need additional capital in the future to fund our further expansion. If the Group determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, the Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to shareholders of the Group.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(b)	Liquidity (continued)

The Company entered into certain securities purchase agreement on January 24, 2022 (the “SPA”) with certain non-affiliated and accredited “non-U.S. Persons”, (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 8,000,000,000 Class A ordinary shares, (the “Shares”) par value $0.000001 per share, at a per share purchase price $0.0035625 (the “Offering”), which is 90% of the average NYSE official closing price of the ADS divided by 1,000, the current conversion ratio of ADS, for the three trading days immediately preceding the execution of the SPA. On February 11, 2022, the Offering closed as all the conditions of the SPA have been satisfied and the Company issued the Shares to the Purchasers. The gross proceeds to the Company from the Offering was US$28.5 million.

The Company plans to restructure its business by selling tutoring services and then focus on smart education services. The sale of the tutoring services has not been determined as of the date of the issuance of these financial statements. The Company have carried out product iterations on our original business: shifting from education and training to education and technology, using the original channels to carry out quality education and technology output, including 5G technology, smart campus system, virtual training system based on Metaverse, etc. The new business is using the six core technologies of Metaverse and artificial intelligence, blockchain, network computing, interaction, game technology, and the Internet of Things as the company’s core technologies, building a new type of blockchain smart student card and global smart employment quality Educational virtual world (new type of artificial intelligence employment training), combination of virtual and real prediction world (digital education, risk prediction, computing power output), VR shopping world (new e-commerce) and other products provide global customers with a new digital world experience. As of May 2022, the Company has signed a series of strategic cooperation agreements with six non-affiliated companies to pre-launch smart education training business.

The Company have recruited a global management team and technology research and development team to develop new products and new business directions that combine education and technology. In order to diversify the negative impact from local regulation, the Company has also decided to expend its business outside China.

As a result, the Company prepared the consolidated financial statements assuming the Company will continue as a going concern. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c)	Principles of consolidation

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

(d)	Consolidation of variable interest entities

In accordance with accounting standards regarding consolidation of variable interest entities (“VIEs”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company determined that Shanghai Onesmart, Shanghai Rui Si and Shanghai Xiangyuan are VIEs because the Company is the primary beneficiary of risks and rewards of those VIEs.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(d)	Consolidation of variable interest entities (continued)

The condensed consolidating table below disaggregated the Consolidated Balance Sheets of the Company into Onesmart, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated as of August 31, 2021 and 2020.

	As of August 31, 2021
	Other entities that are	WFOE that is the primary beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	Onesmart	total
	RMB	RMB	RMB	RMB	RMB
Intercompany receivables	3,670,240	3,608,176	6,275,233	2,081,389	-
Current assets excluding intercompany receivables	6,239	59,187	293,021	107,771	466,218
Current assets	3,676,479	3,667,363	6,568,254	2,189,160	466,218
Non-current assets excluding investment in subsidiaries	191	15,038	21,726	-	36,955
Non-current assets	191	15,038	21,726	-	36,955
Total assets	6,430	74,225	314,747	107,771	503,173
Intercompany payables	5,301,895	3,208,560	6,878,456	246,127	-
Current liabilities excluding intercompany payables	3,613	4,370	4,295,643	413,951	4,717,577
Current liabilities	5,305,508	3,212,930	11,174,099	660,078	4,717,577
Non-current liabilities	22,643	-	158,084	226,114	406,841
Total liabilities	26,256	4,370	4,453,727	640,065	5,124,418
Total shareholders’ equity (net assets)	(19,826)	69,855	(4,138,980)	(532,294)	(4,621,245)

	As of August 31, 2020
	Other entities	WFOE that is the primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	Onesmart	total
	RMB	RMB	RMB	RMB	RMB
Intercompany receivables	100,400	-	11,107,310	2,287,588	-
Current assets excluding intercompany receivables	13,751	31,297	1,559,409	572,945	2,177,402
Current assets	114,151	31,297	12,666,719	2,860,533	2,177,402
Investment in subsidiaries	2,046,413	289	992,652	872,756	-
Non-current assets excluding investment in subsidiaries	1,052,138	23,771	4,644,477	603	5,720,989
Non-current assets	1,052,138	23,771	4,644,477	603	5,720,989
Total assets	1,065,889	55,068	6,203,886	573,548	7,898,391
Intercompany payables	1,819,347	1,634,862	9,990,619	50,470	-
Current liabilities excluding intercompany payables	175,896	-	4,668,607	272,251	5,116,754
Current liabilities	1,995,243	1,634,862	14,659,226	322,721	5,116,754
Non-current liabilities	-	-	1,344,630	995,034	2,339,664
Total liabilities	175,896	-	6,013,237	1,267,285	7,456,418
Total shareholders’ equity (net assets)	889,993	55,068	190,649	(693,737)	441,973

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(d)	Consolidation of variable interest entities (continued)

The condensed consolidating table below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into Onesmart, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the financial years ended August 31, 2020 and 2021.

	For the years ended August 31, 2021
		WFOE
	Other entities	that is the primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	Onesmart	total
	RMB	RMB	RMB	RMB	RMB
Net revenues	1,125	1,016	3,421,269	-	3,423,410
Cost of revenues	-	-	(2,093,743)	-	(2,093,743)
Gross profit	1,125	1,016	1,327,526	-	1,329,667
Operating expenses	(3,323)	(134,500)	(5,991,693)	(62,602)	(6,192,118)
Income (loss) from operations	(2,198)	(133,484)	(4,664,167)	(62,602)	(4,862,451)
Other expenses	(244)	(30,494)	(63,503)	(27,227)	(121,468)
Income (loss) before income taxes	(2,442)	(163,978)	(4,727,670)	(89,829)	(4,983,919)
Provision for income taxes	-	(1,405)	(29,465)	-	(30,870)
Net income (loss)	(2,442)	(165,383)	(4,757,135)	(89,829)	(5,014,789)

	For the years ended August 31, 2020
		WFOE
	Other entities	that is the primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	Onesmart	total
	RMB	RMB	RMB	RMB	RMB
Net revenues	1,955	-	3,436,926	-	3,438,881
Cost of revenues	(2,862)	-	(2,166,877)	-	(2,169,739)
Gross profit	(907)	-	1,270,049	-	1,269,142
Operating expenses	(4,028)	(6,978)	(1,619,319)	(1,495)	(1,631,819)
Income (loss) from operations	(4,935)	(6,978)	(349,270)	(1,495)	(362,677)
Other expenses	(1)	(1,078)	(372,255)	(52,439)	(425,773)
Income (loss) before income taxes	(4,937)	(8,055)	(721,525)	(53,933)	(788,450)
Provision for income taxes	-	-	37,785	-	37,785
Net income (loss)	(4,937)	(8,055)	(683,740)	(53,933)	(750,665)

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(d)	Consolidation of variable interest entities (continued)

The condensed consolidating table below disaggregated the Consolidated Statements of Cash Flows of the Company into Onesmart, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the financial years ended August 30, 2020 and 2021.

	For the years ended August 31, 2021
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	Onesmart	total
	RMB	RMB	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(1,167)	29,266	110,244	-	138,343
Net cash used in investing activities	-	15	(147,962)	-	(147,947)
Net cash provided by (used in) financing activities	-	-	(704,874)	(230,316)	(935,190)
Effect of exchange rate changes on cash and restricted cash	-	-	-	(15,848)	(15,848)
Net increase (decrease) in cash and restricted cash	(1,167)	29,281	(742,592)	(246,164)	(960,642)
Cash and restricted cash from continuing operations, beginning of year	11,677	28,645	1,019,603	285,360	1,345,285
Cash and restricted cash from continuing operations, end of year	10,510	57,926	277,011	39,196	384,643

	For the years ended August 31, 2020
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	Onesmart	total
	RMB	RMB	RMB	RMB	RMB
Net cash provided by (used in) operating activities	23,974	(71,511)	607,495	(319,266)	240,692
Net cash used in investing activities	(33,581)	45,593	(801,909)	(117,034)	(906,931)
Net cash provided by (used in) financing activities	-	-	472,213	176,546	648,759
Effect of exchange rate changes on cash and restricted cash	-	-	-	(23,647)	(23,647)
Net increase (decrease) in cash and restricted cash	(9,607)	(25,918)	277,799	(283,401)	(41,127)
Cash and restricted cash from continuing operations, beginning of year	21,284	54,564	741,803	568,761	1,386,412
Cash and restricted cash from continuing operations, end of year	11,677	28,645	1,019,603	285,360	1,345,285

Cash is transferred within the Company through the banking system in PRC. Under the VIE agreements, the Company intends to distribute all or part of VIE’s earnings after eliminating VIE’s accumulated losses and making appropriation of VIE’s after-tax net income into the statutory surplus reserve based on at least 10% of the after-tax net income determined in accordance with generally accepted accounting principles of the PRC. When there are retained earnings available for distribution, the distribution of VIE’s earnings will be through payment of service fees to Onesmart, such service fee is subject to 6% value-added sales tax, other taxes of 12% which calculation is based on 6% value-added taxes. Under the VIE agreements, when there is a change of shareholder in VIE, amount owed by VIE to the Company should be first settled. Cash transfers were mainly for the purpose of providing working capital between Onesmart and its subsidiaries, VIE and its subsidiaries and WFOE that is the primary beneficiary of the VIE.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(e)	Use of estimates

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

(f)	Foreign currency

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

(g)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.4604 on August 31, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use.

(i)	Restricted cash

Restricted cash primarily represents deposits held in a designated bank account as pledged security for the principle, interest payments on the Group’s long-term or short-term loans and restricted cash with banks. The restricted cash related to the frozen cash in the bank accounts by court order is disclosed in Note 6, the restricted cash related to deposits held in designated bank accounts as pledge of long-term or short-term loans are disclosed in Note 19.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(j)	Short-term investments

The Group accounts for all investments in accordance with ASC topic 320 (“ASC 320”), Investments - Debt and Equity Securities. The Group classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. All investments with original maturities of greater than three months not exceeding twelve months are classified as short-term investments, while those of more than twelve months are classified as long-term investments (Note 11). Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The securities that the Group has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary. As of August 31, 2021, all investments classified as available-for-sale securities have been recognized fully impairment loss because of the termination of the tutoring service business by the Company, which is in compliance with the changes in the regulatory environment on the private education industry in China.

(k)	Property and equipment, net

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

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(l)	Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. During the fiscal year ended August 31, 2019 and 2020, there was no impairment of any of our long-lived assets. However, the Opinion and a related series of notice, administrative measures or circular and the compliance measures taken by the Company have material adverse impact on our after-school tutoring services related to academic subjects in China’s compulsory education system, which in turn have adversely affected the Company’s results of operations and prospect. We have gradually terminated our after-school tutoring services related to academic subjects business since August 2021, and officially ceased our business in October 2021. As a result, the Company recognized an impairment loss with amount of RMB849,246 (US$131,454) for long-lived assets other than goodwill.

(m)	Business combination

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

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which the cash flow projections are based, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period. There is no additional business combination by the Company in fiscal year of 2021.

(n)	Goodwill

The Group assesses goodwill for impairment in accordance with ASC 350-20, Intangibles-Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(n)	Goodwill (continued)

The Group has determined it has five reporting units. Goodwill was allocated to five reporting units as of August 31, 2019 and 2020. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

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

Affected by the changes in the regulatory environment on the private education industry in China., all subsidiaries acquired by the Company also terminated their education programs and learning centers from August 2021 gradually. As of August 31, 2021, the Company recognized impairment loss with amount of RMB1,076,560 (US$166,640) for goodwill.

(o)	Intangible assets

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

As of August 31, 2021, affected by the changes in the regulatory environment on the private education industry in China., the Company recognized impairment loss with amount of RMB197,328 (US$30,544) for intangible assets.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(p)	Long-term investments

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

In 2019, 2020 and 2021, we evaluated our investments, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, its intent and ability to hold the investment and the invested companies’ financial performance and near-term prospects. Based on the evaluation, the Company recognized impairment loss of RMB10,000, RMB161,600 and RMB1,652,308 (US$255,759) for the years ended August 31, 2019, 2020 and 2021, respectively.

(q)	Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, short-term and long-term investments, due from third party payment platforms, due from third parties, amount due from a related party, redeemable convertible preferred shares, short-term and long-term loans, and convertible senior notes.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(q)	Fair value of financial instruments (continued)

The carrying amounts of these financial instruments, except for the short-term and long-term investments, redeemable convertible preferred shares (Note 23), long-term loans and convertible senior notes, approximate their fair values because of their short-term maturities. Available-for-sale investments are adjusted to fair value at each reporting date. The redeemable convertible preferred shares were initially recognized at fair value upon issuance and immediately accreted to their full redemption value as of redemption occurred at the end of the reporting periods. If a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the redeemable convertible preferred shares as a contribution to additional paid in capital. The discount resulting from the beneficial conversion feature is amortized from the date of issuance to the earliest conversion date. The carrying amount of the long-term loan and convertible senior notes approximate their fair value due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar debt instruments with comparable maturities.

(r)	Revenue recognition

On September 1, 2018, the Group adopted ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of September 1, 2018. Results for the year ended August 31, 2019,2020 and 2021 are presented under Topic 606, while revenues for the years ended August 31, 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition (“Topic 605”).

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

The Group generates revenues primarily through tuition fees from personalized and small class premium tutoring services with individual students in the PRC. In addition, the Group generates revenues from other services such as franchise, licensing, and study tours. The following table presents the Group’s revenues disaggregated by revenue sources for the years ended August 31, 2020 and 2021.

Disaggregation of net revenues	Personalized and small class premium tutoring services RMB	Others RMB	For the year ended August 31, 2021 RMB
OneSmart VIP	2,767,502	12,604	2,780,106
HappyMath	363,143	-	363,143
FasTrack	183,344	-	183,344
Other	96,817	-	96,817
	3,410,806	12,604	3,423,410

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(r)	Revenue recognition (continued)

Disaggregation of net revenues	Personalized and small class premium tutoring services RMB	Others RMB	For the year ended August 31, 2020 RMB
OneSmart VIP	2,616,057	9,122	2,625,179
HappyMath	422,944	-	422,944
FasTrack	170,707	5,763	176,470
OneSmart Online	103,848	-	103,848
Other	110,440	-	110,440
	3,423,996	14,885	3,438,881

Primary sources of the Group’s revenues are as follows:

1)	Personalized premium tutoring services is referring to OneSmart VIP one-on-one and one-on-three tutoring services. Small class premium tutoring services primarily consist of HappyMath, FasTrack, and other after-school small classes tutoring. The Group launched OneSmart Online in February 2020 as a complement to its offline business providing online courses to the existing student base from OneSmart VIP, HappyMath and FasTrack English programs through an online platform. OneSmart Online also integrated the online tutoring business from Shanghai Yimi after the acquisition (Note 4). Each contract of personalized premium service and small class tutoring service is accounted for as a single performance obligation which is satisfied proportionately over the stated service period. Tuition fees are generally collected in advance and are initially recorded as prepayments from customers. Tuition revenues are recognized proportionately as the tutoring sessions are delivered.

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

The Group’s contract assets consisted of accounts receivable for other services. The balance of contract assets amounted to nil as of August 31, 2020 and August 31, 2021. The Group’s contract liabilities mainly consisted of prepayments from customers, with a balance of RMB2,547,493 and RMB2,787,686 (US$431,504) as of August 31, 2020 and August 31, 2021, respectively. A majority of contract liabilities at the beginning of the year ended August 31, 2021 were recognized as revenues during the year ended August 31, 2021 and a majority of contract liabilities as of August 31, 2021 might be refunded to our customers in the following year affected by the Opinion and a related series of notice, administrative measures or circular. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payments.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(r)	Revenue recognition (continued)

Refund liabilities mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to attend tutoring. The refund liability estimation is based on historical refund ratio on a portfolio basis using the most likely amount method. As of August 31, 2020 and August 31, 2021, refund liability amounted to RMB333,045 and RMB364,447 (US$56,412), respectively, is recorded in prepayments from customers.

(s)	Cost of revenues

Cost of revenues consist primarily of salaries and other personnel expenses, rental expenses, depreciation expenses, utilities and other expenses directly attributable to the Group’s revenues.

(t)	Advertising expenditures

Advertising expenditures are expensed when incurred and are included in selling and marketing expenses, which amounted to RMB383,306, RMB378,198 and RMB463,324 (US$71,718) for the years ended August 31, 2019 , 2020 and 2021, respectively.

(u)	Government grants

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

For the years ended August 31, 2019, 2020 and 2021, government grants in the amounts of RMB31,937, RMB24,238 and RMB86,206 (US$13,344) were recognized as other income in the consolidated statements of income, respectively.

(v)	Leases

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

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(v)	Leases (continued)

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The ROU assets also include any lease payments made, net of lease incentives. Lease expense is recorded on a straight-line basis over the lease term. The Company’s leases often include options to extend and lease terms include such extended terms when the Company is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Company is reasonably certain not to exercise those options.

Upon adoption, the Group recognized ROU assets of RMB1,632,236 and total lease liabilities (including current and non-current) RMB1,550,882 for operating leases, based on the present value of the remaining minimum rental payments under existing operating leases. The difference between the lease liabilities and ROU assets represented the prepaid rent balances of RMB81,354. The impact of adopting ASC 842 on the Group’s opening accumulated deficit, current year net income and current year cash flow was insignificant. As of August 31, 2020, the Group recognized operating lease ROU assets of RMB1,481,196 (US$229,273) and total lease liabilities RMB1,412,191 (US$218,592), including current portion of RMB483,056 (US$74,772) for operating leases.

However, the Opinion and a related series of notice, administrative measures or circular and the compliance measures taken by the Company have material adverse impact on our after-school tutoring services related to academic subjects in China’s compulsory education system, which in turn have adversely affected the Company’s results of operations and prospect. We have gradually terminated our after-school tutoring services related to academic subjects business since August 2021, and officially ceased our all business in October 2021. All of the Company’s operating leases mainly related to offices and classroom facilities were gradually terminated since August 2021. The Company removed the right-of-use asset and the lease liability, with loss recognized of RMB45,368 (US$7,022) for the difference in accordance with ASC842-20-40-1. By the end of August 31, 2021, all rental deposits related to those early terminated lease contracts have been expensed as the early termination penalty by the Company.

(w)	Income taxes

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

(x)	Share-based compensation

The Group applies ASC 718 (“ASC 718”), Compensation - Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All the Group’s share-based awards to employees were classified as equity awards.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(x)	Share-based compensation (continued)

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

(y)	Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of RMB336,067, RMB305,649 and RMB228,255 (US$35,331) for the years ended August 31, 2019, 2020 and 2021, respectively.

(z)	Comprehensive income/(loss)

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

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(aa)	Earnings/(Loss) per share

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

(ab)	Segment reporting

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

(ac)	Comparative information

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.

(ad)	Non-controlling interests

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

In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815). The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. The amendments are effective for fiscal years beginning September 1, 2021, and interim periods within those fiscal years. The Group does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(ae)	Recent accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

3.	Concentration of Risks

(a)	Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, due from third party payment platform, due from third parties, amount due from a related party, and short-term and long-term investments. As of August 31, 2021, all of the Group’s cash and cash equivalents, restricted cash, certain short-term investments were deposited with financial institutions with high-credit ratings and quality. There has been no recent history of default in relation to these financial institutions.

The Group manages credit risk of due from third party payment platform, due from third parties, amount due from a related party and certain short-term and long-term available-for-sale investments by performing credit assessments on its borrowers and its ongoing monitoring of the outstanding balances.

(b)	Business, customer, political, social and economic risks

The Group believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC. From July 2021 and September 2021, the General Office of Ministry of Education issued a series of rules, regulations, notices and circulars on further alleviating the burden of homework and after-school tutoring for students in compulsory education. The Company complies with all applicable rules and regulations in providing educational services. On October 12, 2021, the Company ceased all the domestic education programs and learning centers in China. The Company plans to sell its original tutoring service business and restructure to smart education business.

No single customer or supplier accounted for more than 10% of revenues or costs of revenues for the years ended August 31, 2019, 2020 and 2021.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.	Concentration of Risks (continued)

(c)	Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against US$, there was appreciation of approximately 4.7%, depreciation of approximately 4.3% and depreciation of approximately 5.7% during the years ended August 31, 2019, 2020 and 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

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

During the years ended August 31, 2019, 2020 and 2021, the Group completed twenty-six, six and nil acquisitions, respectively. These acquisitions are expected to strengthen the Group’s current market and to generate synergy with the Group’s organic business. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition. The Group completed the valuation necessary to assess the fair value of the acquired assets and liabilities and the non-controlling interests, resulting from which the amounts of goodwill were determined and recognized as of the respective acquisition dates.

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

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.	Business Combinations (continued)

In July 2017, the Group acquired 20% equity interest in Yuhan and the investment was accounted for under the equity method given the Group’s ability to exercise significant influence over the operations of Yuhan. In January 2018, the Group entered into a share purchase agreement to purchase an additional 55.6% equity interest in Yuhan for cash consideration of RMB140,000 (US$21,670). The acquisition closed on January 2, 2018 when the Company obtained control of Yuhan holding in aggregate 75.6% of its equity interest.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the year ended August 31,
	2018	2018
	RMB	US$
Intangible assets (i) (Note 10)	97,870	15,149
Net tangible assets (ii)	(24,331)	(3,766)
Goodwill (Note 12)	161,001	24,921
Total fair value of purchase price allocation	234,540	36,304

Cash consideration	140,000	21,670
Fair value of ownership interests previously held in the acquiree	42,595	6,593
Fair value of non-controlling interest	51,945	8,041

(i)	The acquired intangible assets consisted of trademark, license use right, customer relationship, student base as well as franchise agreements. These intangible assets have estimated amortization periods of five to thirty years.

(ii)	Net tangible assets acquired primarily included cash and cash equivalent of RMB6,381 (US$988), short-term investment of RMB46,000 (US$7,120), prepayment and other current assets of RMB20,175 (US$3,123), property and equipment of RMB7,662 (US$1,186), accrued expenses and other current liabilities of RMB18,979 (US$2,938), deferred tax liabilities of RMB24,268 (US$3,756) and prepayments from customers of RMB62,668 (US$9,700) as of the date of acquisition.

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

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.	Business Combinations (continued)

(b)	Acquisition of Tianjin Huaying

In September 2018, the Group entered into share purchase agreements to purchase an 100% equity interest in Tianjin Huaying Education Consulting Co., Ltd. and its subsidiaries and related party Tianjin Hedong Hua Ying Training School (“collectively referred to as “Tianjin Huaying”), under the common control of the same selling shareholder, having operated K-12 after-school education services in Tianjin, China for cash consideration of RMB144,000 (US$22,290) and contingent consideration of RMB86,316 (US$13,361), in total of RMB230,316 (US$35,650). The acquisition closed on September 5, 2018 when the Company obtained control of 100% of Tianjin Huaying equity interest.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the year ended August 31,
	2019	2019
	RMB	US$
Intangible assets (i) (Note 10)	59,800	9,256
Net tangible assets (ii)	6,582	1,019
Deferred tax liabilities, net	(14,179)	(2,195)
Goodwill (Note 12)	178,113	27,570
Total fair value of purchase price allocation	230,316	35,650

Consideration	230,316	35,650

(i)	The acquired intangible assets consisted of trademark, customer relationship and franchise agreements. These intangible assets have estimated amortization periods of five to ten years.

(ii)	Net tangible assets acquired primarily included cash and cash equivalent of RMB16,917 (US$2,619), short-term investments of RMB16,350 (US$2,531), prepayment and other current assets of RMB10,366 (US$1,605), property and equipment of RMB1,621 (US$251), accrued expenses and other current liabilities of RMB9,940 (US$1,539) and prepayments from customers of RMB28,732 (US$4,447) as of the date of acquisition.

The consideration comprised of RMB144,000 in cash and RMB86,316 of contingent consideration payable in cash. The contingent consideration is driven by the Tianjin Huaying’s net profit targets for the fiscal year ended August 31, 2019 , 2020 and the fiscal year ended August 31, 2021. The Group determined the fair value of the contingent cash consideration as of the acquisition date and as of August 31, 2021, Tianjin Huaying has met the aforementioned targets. The outstanding contingent consideration was recorded in the “Other non-current liabilities”, and has been paid in subsequent period.

The purchase price allocation for the acquisitions was based on a valuation determined by the Group with the assistance of an independent third-party valuation firm. The significant inputs used in the purchase price allocations were revenue growth rates, gross margin rates, weighted-average cost of capital, discount rate, and terminal values.

(c)	Acquisition of Yimi Online Tutoring

From 2018 to 2020, the Group provided loans with total principal and related interests amounting to RMB51,374 (US$7,952) to Shanghai Yimi. Shanghai Yimi has fully repaid the loans to the Company in the fiscal year of 2021.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.	Business Combinations (continued)

In 2019, the Group completed investments in preferred shares issued by Yimi Cayman for total amount of RMB196,693 (US$ 30,446). The investment was accounted for available-for-sale investments (Note 11).

In 2020, the Group invested in convertible loans issued by Yimi Cayman for total amount of RMB51,995 (US$8,048). The investment was accounted for available-for-sale investments (Note 11).

On February 1, 2020, OneSmart Online Edu Inc. (“OneSmart Online”) entered into a share swap agreement and an asset and business transfer agreement with Yimi Education Technology Inc. (” Yimi Cayman”), its affiliated companies and VIE, Shanghai Yimi Education Technology Co., Ltd. (“Shanghai Yimi”) to acquire certain technologies and business (the “Yimi’s Target Business”) for a total consideration of RMB311,149 (US$48,162) that is comprised of the acquisition-date fair value of previous held investments in preferred shares and convertible loans amounting to RMB248,688 (US$38,494) and loans and related interests provided to Shanghai Yimi amounting to RMB51,374 (US$7,952), as well as RMB11,088 (US$1,716) in cash, as part of the Company’s continuing efforts to enhance the quality and customer experience on OneSmart Online, the online platform of the Company. The foregoing transactions are collectively referred to as the “Yimi transactions”.

The acquisition was completed on February 1, 2020 when the Company obtained control of the business.

In connection with the acquisition, OneSmart Online granted restricted shares to the founding shareholders of Shanghai Yimi. The restricted shares are vested over agreed requisite service periods subsequent to the acquisition and dependent on the achievement of certain performance target of Yimi’s Target Business, which is accounted for as share-based compensation in accordance with ASC 718 (Note 14).

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the year ended August 31,
	2020	2020
	RMB	US$
Intangible assets (i) (Note 10)	50,800	7,863
Net tangible assets (ii)	(56,523)	(8,749)
Deferred tax liabilities, net	(3,211)	(497)
Goodwill (Note 12)	348,579	53,956
Total fair value of purchase price allocation	339,645	52,573

Consideration	311,149	48,162
Fair value of non-controlling interests	28,496	4,411

(i)	The acquired intangible assets consisted of technology and system. These intangible assets have estimated amortization periods of five years.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.	Business Combinations (continued)

(ii)	Net tangible assets acquired primarily included cash and cash equivalent of RMB832 (US$129), prepayment and other current assets of RMB6,429 (US$995), property and equipment of RMB4,805 (US$744), accrued expenses and other current liabilities of RMB2,669 (US$413) and prepayments from customers of RMB65,920 (US$10,204) as of the date of acquisition.

The purchase price allocation for the acquisitions was based on a valuation determined by the Group with the assistance of an independent third-party valuation firm. The significant inputs used in the purchase price allocations were revenue growth rates, gross margin rates, weighted-average cost of capital, discount rate, and terminal values.

The acquisition-date fair value of previous held investments in preferred shares and convertible loans was determined using an income approach, and a gain of RMB46,343 (US$7,173) in relation to the revaluation was recorded in other income, net in the consolidated statement of loss for the year ended August 31, 2020. As the acquiree is a private company, the fair value measurements for the non-controlling interests were estimated based on certain factors including discount rate, terminal growth rate, revenue growth rate, EBIT margin and adjustments for the lack of control and lack of marketability, as relevant, that market participants would consider when estimating the fair value of the noncontrolling interest.

(d)	Acquisition of Yousheng

Shanghai Yousheng Education and Technology Co., Ltd. (“Yousheng”) provides online English tutoring services to young children from four to twelve years old in one-on-one or one-on-four teacher-to-student based classroom settings which aim to improve the comprehensive English capacities of young children.

In September 2019, the Group acquired 15% equity interest in Yousheng and the investment was accounted for as equity investment without readily determinable fair value, using measurement alternative (Note 11). In June 2020, the Group step-acquired 85% equity interest in Yousheng for a total consideration of RMB145,352 (US$22,499). The consideration comprised of the acquisition-date fair value of previously held convertible loans and loans that were previously provided to Yousheng amounting to RMB109,225 (US$16,907) and RMB14,527 (US$2,249), respectively, as well as prepayments for long-term investments amounting to RMB21,600 (US$3,343). The acquisition was completed on June 4, 2020 when the Company obtained control of Yousheng holding in aggregate 100% of its equity interest.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.	Business Combinations (continued)

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the year ended August 31,
	2020	2020
	RMB	US$
Intangible assets (i) (Note 10)	72,000	11,145
Net tangible assets (ii)	(22,862)	(3,539)
Deferred tax liabilities, net	(264)	(41)
Goodwill (Note 12)	116,919	18,098
Total fair value of purchase price allocation	165,793	25,663

Consideration	145,352	22,499
Fair value of ownership interests previously held in the acquiree	20,441	3,164

(i)	The acquired intangible assets consisted of technology and system. These intangible assets have estimated amortization periods of five years.

(ii)	Net tangible assets acquired primarily included cash and cash equivalent of RMB2,604 (US$403), prepayment and other current assets of RMB2,767 (US$428), property and equipment of RMB2,893 (US$448), accrued expenses and other current liabilities of RMB15,655 (US$2,423), and prepayments from customers of RMB15,471 (US$2,395) as of the date of acquisition.

The purchase price allocation for the acquisitions was based on a valuation determined by the Group with the assistance of an independent third-party valuation firm. The significant inputs used in the purchase price allocations were revenue growth rates, gross margin rates, weighted-average cost of capital, discount rate, and terminal values.

A loss of RMB2,782 (US$431) in relation to the revaluation of the previously held equity interest and convertible loans were recorded in other income, net in the consolidated statement of loss for the year ended August 31, 2020. The acquisition-date fair value of previously held convertible loans was determined using an income approach, and the fair value of the previously held equity interest were also determined using an income approach. As Yousheng is a private company, the fair value measurements for previously held equity interest was estimated based on certain factors including discount rate, terminal growth rate, revenue growth rate, EBIT margin and adjustments for the lack of control and lack of marketability, as relevant, that market participants would consider when estimating the fair value of previously held equity interest.

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

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.	Business Combinations (continued)

In August 2020, the Group acquired the business from Ruiyipeiyou to enhance the quality and customer experience on OneSmart Online, the online platform of the Group for a total consideration of RMB131,290 (US$20,322). The consideration comprised of the acquisition-date fair value of convertible loans that previously invested in Ruiyipeiyou amounting to RMB97,077 (US$15,026), prepayments for long-term investments amounting to RMB14,400 (US$ 2,229), as well as cash consideration amounting to RMB19,813 (US$3,067). The acquisition was completed on August 31, 2020 when the Company obtained control of the business.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

	For the year ended August 31,
	2020	2020
	RMB	US$
Intangible assets (i) (Note 10)	17,000	2,631
Net tangible assets (ii)	(5,526)	(855)
Deferred tax liabilities, net	(4,250)	(658)
Goodwill (Note 12)	124,066	19,204
Total fair value of purchase price allocation	131,290	20,322

Consideration	131,290	20,322

(i)	The acquired intangible assets consisted of technology and system. These intangible assets have estimated amortization periods of five years.

(ii)	Net tangible assets acquired primarily included prepayments from customers of RMB5,526 (US$855) as of the date of acquisition.

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

(f)	Other acquisitions that constitute business combinations are summarized as follows:

	For the years ended August 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Intangible assets (i) (Note 10)	20,700	11,000	-	-
Net tangible liabilities (ii)	(174,405)	(77,919)	-	-
Goodwill (Note 12)	311,817	113,032	-	-
Total fair value of purchase price allocation	158,112	46,113	-	-
Cash consideration	143,740	28,000	-	-
Fair value of equity interests previously held in the acquirees	3,305	7,410	-	-
Fair value of non-controlling interests	11,067	10,703	-	-

(i)	The acquired intangible assets consisted of customer relationship, with estimated amortization periods of two years.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.	Business Combinations (continued)

(ii)	In the 2019 business acquisitions, net tangible assets acquired primarily included cash and cash equivalent of RMB17,898 (US$2,770), prepayment and other current assets of RMB14,561 (US$2,254), property and equipment of RMB7,225 (US$1,118), accrued expenses and other current liabilities of RMB23,038 (US$3,566) and prepayments from customers of RMB187,103 (US$28,962) and deferred tax liabilities, net of RMB3,948 (US$611) as of the date of acquisition. In the 2020 business acquisitions, net tangible assets acquired primarily included cash and cash equivalent of RMB24,450 (US$3,785), short-term investment of RMB20,013 (US$3,098), prepayment and other current assets of RMB116,645 (US$18,055), property and equipment of RMB24,777 (US$3,835), accrued expenses and other current liabilities of RMB208,012 (US$32,198), prepayments from customers of RMB55,340 (US$8,566) and deferred tax liabilities, net of RMB452 (US$70) as of the date of acquisition.

In relation to the revaluation of previously held equity interests, the Group recognized gain of RMB1,897, RMB594 and nil in the consolidated statement of income/(loss) for the years ended August 31, 2019, 2020 and 2021, respectively. The fair value of the previously held equity interest and non-controlling interests was determined using an income approach. As the acquirees are private companies, the fair value measurements for the non-controlling interests and previously held equity interests were estimated based on certain factors including discount rate, terminal growth rate, revenue growth rate, EBIT margin and adjustments for the lack of control and lack of marketability, as relevant, that market participants would consider when estimating the fair value of the noncontrolling interest and the previously held equity interest in acquirees.

5.	Net revenues

	For the years ended August 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Personalized and small class premium tutoring revenues	3,879,364	3,423,996	3,410,806	527,956
Other revenues	114,509	14,885	12,604	1,951
	3,993,873	3,438,881	3,423,410	529,907

6.	Cash, cash equivalents and restricted cash

	As of August 31,
	2020	2021	2021
	RMB	RMB	US$
Cash in bank	1,158,044	29,626	4,586
Restricted cash in bank <i>	187,241	355,017	54,953
	1,345,285	384,643	59,539

<i>	This related to cash deposits in the bank accounts that are frozen by court order as the Company was subject to multiple legal proceedings, administrative proceedings, claims and other litigation as a result of overdue payments to service providers and loans payable to the lenders.

7.	Short-term Investments

The Company’s short-term investments included cash deposits at floating rates in commercial banks and available-for-sale securities with maturities of one year or less. The following is a summary of the Company’s short-term investments:

	As of August 31,
	2020	2021	2021
	RMB	RMB	US$
Commercial banks deposits	243,013	13,000	2,012
Available-for-sale securities	243,743	68,575	10,615
	486,756	81,575	12,627

For the years ended August 31, 2019, 2020 and 2021, the Group recognized interest income related to its commercial bank deposits of RMB11,679, RMB1,994 and RMB2,820 (US$437), respectively, in the consolidated statements of income/(loss).

For the years ended August 31, 2019, 2020 and 2021, the Group recognized realized gain on disposal of available-for-sale securities of RMB11,451, RMB7,110 and RMB100 (US$15), respectively, as other income in the consolidated statements of income/(loss). As of August 31, 2019, 2020 and 2021, there were unrealized gains/(loss) of RMB(1,802), RMB4,451 and RMB4,009 (US$621), respectively, and accrued interest of RMB 4,088, nil and nil, respectively.

As of August 31, 2021, all investments classified as available-for-sale securities have been recognized fully impairment loss RMB185,723 (US$28,748) because of the tutoring service business termination by the Company, which is compliance with the changes in the regulatory environment on the private education industry in China.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

8.	Prepayments and other current assets

Prepayments and other current assets, net consisted of the following:

	As of August 31,
	2020	2021	2021
	RMB	RMB	US$

Prepaid rental expense	54,505	-	-
Loans to third parties	112,435	-	-
Receivable from a third-party payment platform	78,197	-	-
Prepayments to suppliers	42,482	-	-
Prepaid income tax, business tax, VAT and other surcharges	10,571	-	-
Deposits	18,408	-	-
Other receivables	-	-	-
Staff advances	7,610	-	-
Loans to employees	12,030	-	-
Others	8,632	-	-
Prepayments and other current assets, net	344,870	-	-

As of August 31, 2021, all prepayments and other current assets have been recognized fully impairment loss RMB605,423 (US$93,713) because of the tutoring service business termination by the Company, which is compliance with the changes in the regulatory environment on the private education industry in China.

9.	Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of August 31,
	2020	2021	2021
	RMB	RMB	US$
Furniture	57,051	-	-
Electronic equipment	225,749	-	-
Vehicles	3,889	1,902	294
Leasehold improvements	976,106	-	-
Buildings	44,776	47,776	7,395
	1,307,571	49,678	7,689
Less: accumulated depreciation	(741,074)	(12,723)	(1,969)

Construction in progress	14,751	-	-
Property and equipment, net	581,248	36,955	5,720

For the years ended August 31, 2019, 2020 and 2021, the Group recorded depreciation expenses of RMB152,801, RMB209,663 and RMB196,168 (US$30,365), respectively.

No impairment charges were recognized on the property and equipment for the years ended August 31, 2019 and 2020.

However, the Opinion and a related series of notice, administrative measures or circular and the compliance measures taken by the Company have material adverse impact on our after-school tutoring services related to academic subjects in China’s compulsory education system, which in turn have adversely affected the Company’s results of operations and prospect. The Company have gradually terminated our after-school tutoring services related to academic subjects business since August 2021, and officially ceased our business in October 2021. As a result, the Company recognized impairment loss with net amount of RMB493,375(US$76,369) on the property and equipment for the year ended August 31, 2021.

Subsequent to the date, the Company sold two apartments, both transactions were completed in September 2021. Both transactions are disclosed in Note 28 Subsequent events.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

10.	Intangible assets, Net

Intangible assets, net consisted of the following:

	As of August 31,
	2020	2021	2021
	RMB	RMB	US$
Customer relationship	71,180	-	-
Trademark	111,450	-	-
Student base	2,390	-	-
License	23,600	-	-
Franchise agreements	9,420	-	-
Technology and system	127,600	-	-
	345,640	-	-
Less: accumulated amortization	(67,687)	-	-
Intangible assets, net	277,953	-	-

For the years ended August 31, 2019, 2020 and 2021, the Group recorded amortization expenses of RMB23,081, RMB38,302 and RMB11,549 (US$1,788), respectively.

No impairment charges were recognized on intangible assets for years ended August 31, 2019 and 2020. The Company recognized impairment loss with amount of RMB197,328(US$30,544) on the intangible assets for the year ended August 31, 2021 because of the tutoring service business termination by the Company.

11.	Long-term Investments

The Company’s long-term investments comprised of the following:

	As of August 31,
	2020	2021	2021
	RMB	RMB	US$
Equity securities without readily determinable fair value	349,765	-	-
Equity method investments	84,272	-	-
Available-for-sale investments	614,141	-	-
	1,048,178	-	-

There were no impairment indicators for the investments and there were no impairment losses recognized for the year ended August 31, 2020. For the year ended August 31, 2021, the Company assessed all long-term investments for the impairment consideration. All the investments by the Company were related to the same industry which have been impacted materially by the policy directives of the Opinion. Juren Education Group and its affiliated companies, the biggest investment project with amount of RMB903,891 (US$139,913) by the Company, have announced its bankruptcy in August 2021. As a result, the Company recognized impairment loss with amount of RMB1,652,308 (US$255,759) on the long-term investments.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

12.	Goodwill

Goodwill balances as of August 31, 2020 and 2021 were as follows:

RMB
Balance as of August 31, 2019	815,052
Goodwill acquired (Note 4)	702,596
Disposal of subsidiaries	(36,247)

Balance as of August 31, 2020	1,481,401
Goodwill acquired (Note 4)	-
Disposal of subsidiaries	(404,841)
Impairment charges	(1,076,560)

Balance as of August 31, 2021	-
Balance as of August 31, 2021, in US$	-

No impairment charges were recorded during the years ended August 31, 2020. For the year ended August 31, 2021, the Company assessed all goodwill for the impairment consideration. The Company’s goodwill as of August 31, 2020 and 2021 relates to its acquisition of certain schools and companies in the same industry. which have been impacted materially by the policy directives of the Opinion. As a result, the Company recognized impairment loss with amount of RMB1,076,560 (US$166,640) on the goodwill.

13.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of August 31,
	2020	2021	2021
	RMB	RMB	US$
Salary and welfare payable	612,570	533,691	82,610
Other taxes payable	12,230	-	-
Accrued expenses	150,671	279,448	43,256
Deposits from franchisees	16,249	7,201	1,115
Payables for leasehold improvement	36,363	-	-
Payables for long-term investments	4,412	-	-
Interest payable	20,631	12,731	1,971
Others	35,929	35,393	5,477
	889,055	868,464	134,429

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.	Share-Based Compensation

Amended and Restated 2015 Plan (the “Amended 2015 Plan”)

In connection with the Reorganization on September 17, 2017, the Company adopted the Amended and Restated 2015 Plan (the “Amended 2015 Plan”) to replace the 2015 Plan which was cancelled concurrently. Under the Amended 2015 Plan, the Board of Directors of the Company authorized to grant share options or other equity incentives to employees, directors or consultants to purchase up to an aggregate of 336,642,439 Class A ordinary shares. The employees generally received 102.10 options for each fully vested share that was outstanding as of September 17, 2017, totaling 63,880,024 fully vested options. The employees also received 16,442,655 and 49,634,837 share options at the same exchange ratio to replace the restricted shares that were vested or vesting on December 1, 2017 and 2018, respectively, as issued under the 2015 Plan. All of the share options contain a performance condition whereby no share options are exercisable until the consummation of a Qualified IPO. The share options expire 10 years from the date of grant. The Group accounted for the termination of the shares under the 2015 Plan and the concurrent issuance of options as replacement awards as a Type II modification in accordance with ASC 718, under which, the Group deferred the recognition of the incremental share-based compensation expense until the Qualified IPO occurred. Upon the IPO completion date, the Group recognized incremental share-based compensation amounting to RMB39,881 (US$6,173).

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

META DATA LIMITED

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

During the fiscal year ended August 31, 2021, we granted 120,744,240 share options under the Amended and Restated 2015 Plan. Vesting terms included i) immediate vesting of 100% of the share options on date of grant, ii) vesting periods of 4 years, with 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, or iii) vesting periods of 4 years, with 25% of the share options vesting on each anniversary of the vesting commencement date, respectively.

During the year ended August 31, 2021, we granted 5,502,840 restricted Class A ordinary shares under the Amended and Restated 2015 Plan. Vesting terms included vesting periods of 4 years, with 25% of the Restricted Shares vesting on each anniversary of the vesting commencement date.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.	Share-Based Compensation (continued)

Amended and Restated 2015 Plan (the “Amended 2015 Plan”) (continued)

The fair value of the share options under the Amended 2015 Plan were determined on the grant dates using the binomial option pricing model with assistance from an independent valuation firm. Pre IPO, the Group determined the fair value of its ordinary shares using the income approach based on key assumptions including WACC and DLOM. The income approach involved applying appropriate discount rates to estimated cash flows that were based on earnings forecasts. The growth rates of the Group’s revenues, as well as major milestones that it achieved, contributed to the fair value of the ordinary shares. Subsequently to the IPO, fair value of the ordinary shares is the price of the Company’s publicly traded shares. The assumptions adopted to estimate the fair value of share options granted were as follows:

	Year ended	Year ended
	August 31, 2020	August 31, 2021
Risk-free interest rate	0.65%-1.92%	0.65%-1.92%
Expected volatility	51.8%-52.7%	33.27%
Suboptimal exercise factor	2.20-2.80	2.20-2.80
Fair value per ordinary share	US$0.05-US$0.12	US$0.05-US$0.12

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

META DATA LIMITED

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

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.	Share-Based Compensation (continued)

Restricted shares issued to the founding shareholders of Shanghai Yimi (Note 4) (continued)

A summary of the share option activities under the Amended 2015 Plan is as follows:

					Weighted
		Weighted	Weighted		average
	Number of	average	average	Aggregate	remaining
	share	exercise	grant date	intrinsic	contractual
	options	price	fair value	value	term
		US$	US$	US$
Outstanding as of September 1, 2017	-	-	-	-	-
Granted	303,995,200	0.03	0.16
Forfeited	(2,804,550)	0.08	0.09
Outstanding as of August 31, 2018	301,190,650	0.03	0.16	54,133	8.59
Granted	181,667,138	0.10	0.05
Forfeited	(33,355,010)	0.17	0.08
Exercised	(55,658,760)	0.02	0.02
Outstanding as of August 31, 2019	393,844,018	0.05	0.13	53,966	7.80
Granted	93,574,240	0.05	0.10
Forfeited	(29,876,751)	0.11	0.11
Exercised	(65,654,200)	0.01	0.13
Outstanding as of August 31, 2020	391,887,307	0.05	0.04	31,356	7.57
Granted	115,241,400	0.04	0.05
Forfeited	(82,902,302)	0.03	0.14
Exercised	(81,138,360)	0.02	0.17
Outstanding as of August 31, 2021	343,088,045	0.06	0.00	1,375	5.58
Vested and expected to vest as of August 31, 2021	343,088,045	0.06	0.00	1,375	5.58

A summary of the Restricted Shares activities under the Amended 2015 Plan is as follows:

				Weighted
		Weighted		average
	Number of	average	Aggregate	remaining
	Restricted	grant date	intrinsic	contractual
	Shares	fair value	value	term
		US$	US$
Outstanding as of September 1, 2018	-	-	-	-
Granted	14,556,320	0.21
Forfeited	(218,440)	0.21
Outstanding as of August 31, 2019	14,337,880	0.21	2,737	2.80
Granted	39,821,200	0.20
Forfeited	(2,409,120)	0.54
Exercised	(4,341,329)	1.42
Outstanding as of August 31, 2020	47,408,631	0.07	5,025	0.01
Granted	5,502,840	0.11
Forfeited	(7,949,681)	0.19
Exercised	(2,185,400)	0.22
Outstanding as of August 31, 2021	42,776,390	0.04	596	1.61
Vested and expected to vest as of August 31, 2021	42,776,390	0.04	596	1.61

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.	Share-Based Compensation (continued)

Restricted shares issued to the founding shareholders of Shanghai Yimi (Note 4) (continued)

A summary of the activities under the Domestic Plan is as follows:

		Weighted	Weighted
	Number of	average	average	Aggregate
	share	purchase	grant date	intrinsic
	options	price	fair value	value
		RMB	RMB	RMB
Outstanding as of September 1, 2017	120,000	93.33	151.19	7,023
Granted	-	-	-
Forfeited	-	-	-
Outstanding as of August 31, 2018	120,000	93.33	151.19	79,990
Granted	10,000	80.00	148.47
Forfeited	(60,000)	93.33	151.19
Outstanding as of August 31, 2019	70,000	91.43	150.80	39,687
Granted	-	-	-
Forfeited	-	-	-
Exercised	(70,000)	91.43	150.80
Outstanding as of August 31, 2020	-	-	-	-
Vested and expected to vest as of August 31, 2020	-	-	-	-

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

Under the Amended 2015 Plan, the outstanding unvested awards including share options and Restricted Shares resulted in an aggregate intrinsic value of RMB12,734 (US$1,971) and total unrecognized share-based compensation expense related to the unvested awards was RMB44,532 (US$6,893) as of August 31, 2021. The expense is expected to be recognized over a weighted-average period of 1.25 years.

The Company recognized share-based compensation expense for the years ended August 31, 2019, 2020 and 2021 as follows:

	For the years ended August 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Sales and marketing	906	674	110	17
General and administrative	70,626	137,312	42,752	6,618
Total share-based compensation expense	71,532	137,986	42,862	6,635

META DATA LIMITED

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

Hong Kong

OneSmart HK, Great EDU and Yimi HK are incorporated in Hong Kong and are subject to Hong Kong profits tax of 16.5% on the activities conducted in Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements as it had no assessable income for the years ended August 31, 2019, 2020 and 2021.

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

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the years ended
	August 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Current	138,552	36,458	30,870	4,778
Deferred	(17,011)	(74,243)	-	-
Income tax expense/(benefit)	121,541	(37,785)	30,870	4,778

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.	Income Taxes (continued)

PRC (continued)

The reconciliations of the income tax expense for the years ended August 31, 2019, 2020 and 2021 were as follows:

	For the years ended August 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Income/(loss) before income tax expense and share of net (loss)/income from equity investees	316,069	(788,450)	(4,983,919)	(771,458)
PRC statutory tax rate	25%	25%	25%	25%
Income tax/(benefit) at statutory tax rate	79,017	(197,112)	(1,245,980)	(192,865)
Non-deductible expenses	30,961	3,028	1,148,509	177,777
International tax rate difference	6,000	39,619	23,335	3,612
Preferential tax rate	(8,357)	(14,306)	(1,579)	(244)
Effect of income tax exemptions	(1,232)	(538)	-	-
Equity pick-up	(2,698)	-	-	-
Additional tax deduction for qualified research and development expenses	(5,525)	(4,278)	(4,176)	(646)
Change in valuation allowance	11,006	134,720	110,761	17,144
Expired loss	11,905	-	-	-
Interest and penalty	1,605	1,096	-	-
Outside basis difference	(1,583)	-	-	-
Effect of changes in tax rates on deferred taxes	442	(14)	-	-
Income tax expense/(benefit)	121,541	(37,785)	30,870	4,778

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.	Income Taxes (continued)

PRC (continued)

The significant components of the Group’s deferred tax assets were as follows:

	For the years ended August 31,
	2020	2021	2021
	RMB	RMB	US$
Non-current deferred tax assets:
Tax loss carry forward	297,887	-	-
Accrued expenses and other payables	113,981	-	-
Unrecognized financing expenses of long-term payable	2,192	-	-
Fair value changes on financial assets	38,265	-	-
Leasing liability	353,048	-
Impairment of other receivables and investments	52,944	-	-
Excessive advertising expense	36,230	-	-
Others	2,050	-	-
Less: valuation allowance	(325,604)	-	-
Non-current deferred tax assets, net	570,993	-	-
Non-current deferred tax liabilities:		-	-
Intangible assets	(67,037)	-	-
Unrealized gain on investments	(186)	-	-
Capitalization of bonus	(15,873)	-	-
Fair value changes on private equity investments	(3,081)	-	-
Accelerated depreciation of fixed assets	(9,468)	-	-
Right-of-use Asset	(353,048)	-	-
Equity in gain of unconsolidated investees	(1,371)	-	-
Others	(233)	-	-
Non-current deferred tax liabilities, net	(450,297)	-	-
Deferred tax assets, net	120,696	-	-

The Group operates through subsidiaries, VIEs and subsidiaries of VIEs and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that were in a 3-year cumulative loss and are not forecasting profits in the near future as of August 31, 2020 and 2021. In making such determination, the Group also evaluated a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of August 31, 2021, the Group had taxable losses of RMB1,303,410 (US$201,754) derived from entities in the PRC, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss will expire from December 31, 2021 to 2026 if not utilized.

As of August 31, 2021, the total amount of net loss from its PRC subsidiaries as well as VIEs was RMB 2,455,436 (US$ 380,075). The amount of unrecognized deferred tax assets for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.	Income Taxes (continued)

Unrecognized Tax Benefit

As of August 31,2020 and 2021, the Group had unrecognized tax benefit of RMB25,871 and nil, of which RMB23,300 and nil, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This primarily represents the estimated income tax expense the Group would pay should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of August 31,2020 and 2021, unrecognized tax benefits of RMB2,571 and nil, respectively, if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the years ended August 31,
	2020	2021	2021
	RMB	RMB	US$
Balance at September 1	25,183	-	-
Increase	5,542	-	-
Decrease	(4,854)	-	-
Balance at August 31	25,871	-	-

As of August 31, 2021, the tax years ended December 31, 2015 through period ended as of the reporting date for the WFOE, the VIEs and VIEs’ subsidiaries remain open to examination by the PRC tax authorities.

16.	Shareholders’ Equity

On March 28, 2018, the Company completed its IPO on the New York Stock Exchange. The Company offered 16,300,000 ADSs representing 652,000,000 Class A ordinary shares at US$11.00 per ADS. Net proceeds from the IPO deducting underwriting discount and other expenses were RMB1,048,660 (US$162,321). IPO costs of RMB26,752 (US$4,141) were recorded as reduction of the proceeds from the IPO in shareholders’ equity.

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

META DATA LIMITED

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

As of August 31, 2021, the Company had ordinary shares outstanding comprising of 4,321,229,545 Class A ordinary shares and 2,290,430,016 Class B ordinary shares, respectively. No Class B ordinary shares were converted into Class A ordinary shares as of August 31, 2021.

During the year ended August 31, 2020, 76,586,600 treasury stock in total were repurchased by the Company from the open market at US$0.1300 per share for RMB70,889. 198,011,720 and 24,691,358 treasury stock were held by the depositary bank and the Company, respectively, as of August 31, 2020. There was no repurchase occurred on treasury stock during the year ended August 31, 2021. 9,976 and 10,089 treasury stock were held by the depositary bank and the Company, respectively, as of August 31, 2021.

On July 1, 2020, the Group acquired additional 49% noncontrolling interest of our subsidiary, Beijing Ruihuisi Education and Consulting Co., Ltd. with a total consideration of RMB61,250 (US$9,481).

17. Related Party Transactions

The Group had the following balances with related parties as of August 31, 2020 and 2021, respectively:

Names of the related parties	Relationship with the Group
Shanghai Ya Qiao Education Investment Co., Ltd. (“Ya Qiao Education”)	Equity investee
Shanghai Luo Bo Education Technology Co.,Ltd. (“Luo Bo”)	Equity investee
Fujian Hexi Equity Investment Partnership (Limited Partnership) (“He Xi”)	Equity investee
Beijing Tus-Juren Education Technology Co., Ltd. (“Tus-Juren”)	Former equity investee

(a)	Amounts due from related parties

	As of August 31,
	2020	2021	2021
	RMB	RMB	US$
Ya Qiao Education	20,400	-	-
Luo Bo	491	-	-

The amounts due from Ya Qiao Education is interest-free, unsecured and payable within 5 years from draw down. In April 2019, the Group had signed an agreement with Ya Qiao Education to convert RMB16,500 (US$2,554) receivables to 75% of equity investment in Ya Qiao Education. As of August 31, 2021, the equity acquisition transaction was not yet completed. The Company recognized impairment loss RMB10,849 (US$1,679) on amounts due from related parties by the year ended August 31, 2021.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

17.	Related Party Transactions (continued)

(b)	Amounts due to related parties

	As of August 31,
	2020	2021	2021
	RMB	RMB	US$
He Xi	13,644	-	-
Luo Bo	803	1,205	187

(c)	Transactions with the related party

	For the years ended August 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Other revenues
Tus-Juren	6,772	-	-	-

In October 2018, the Group acquired 30% of equity investment in Beijing Tus-Juren Education Technology Co., Ltd., or Tus-Juren, a leading K-12 after-school education company in China. As the Company had significant influence, Tus-Juren was accounted for as an equity method investment. In March 2019, the Group disposed 12% of equity investment in Tus-Juren and lost its significant influence over Tus-Juren. The Group recorded the balance as long-term investment using measurement alternative (Note 11) at RMB134,143 (US$20,764) as of August 31, 2020. The Group provided consulting services and charged licensing fees to Tus-Juren which were recorded as other revenues.

From November 2018 to February 2020, the Group lent five-year convertible loans in the aggregate principal amount of RMB721,210 (US$111,636) to Tus-Juren, which are recognized in available-for-sale investments (Note 11) to provide financial support for its operations. Such convertible loan bears an annual interest of 10% and the Group has the option to convert the principal and any unpaid interests into the equity interests of Tus-Juren at a pre-determined valuation at any time after either the third or fourth anniversary from the borrowing date. In February 2020, the Group signed a supplement agreement with Juren to waive the interests on the convertible loans beginning from December 1, 2019. The modifications are considered as extinguishments with RMB153,061 (US$23,692) losses recognized in 2020.

In addition, as of August 31, 2021, the Group provided RMB195,726 (US$30,296) loans to Tus-Juren and its subsidiaries. However, Tus-Juren and its subsidiaries, have announced its bankruptcy in August 2021, which is affected by the changes in the regulatory environment on the private education industry in China. As a result, as of August 31, 2021, the Company recognized fully impairment loss for the loans recorded in prepayment and other current assets to Tus-Juren and its subsidiaries.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Other non-current assets

Other non-current assets consisted of the following:

	As of August 31,
	2020	2021	2021
	RMB	RMB	US$

Rental deposits	122,968	-	-
Prepayment for long-term investments	17,383	-	-
Due from third parties(a)	444,200	-	-
Deferred assets	54,341	-	-
Others	-	-	-
	638,892	-	-

(a)	Due from third parties primarily consisted of loans of RMB357,040 (US$55,266) and nil provided to a third party during the year ended August 31, 2020 and 2021, respectively.

As of August 31, 2021, all other non-current assets have been recognized fully impairment loss RMB81,024 (US$12,542) because of the tutoring service business termination by the Company, which is compliance with the changes in the regulatory environment on the private education industry in China.

19.	Loans

The following table presents the Company’s outstanding loans as of August 31, 2020 and 2021:

		As of August 31,
		2020	2021	2021
		RMB	RMB	US$

Short-term loans	(a)	789,550	498,574	77,174
Long-term loans, current portion	(b)	295,433	513,432	79,474
Long-term loans	(b)	1,023,151	135,000	20,897

(a)	Short-term loans

Short-term loans consisted of several bank loans mainly denominated in RMB. As of August 31, 2021, all short-term loans borrowed in 2020 were repaid in full.

In January 2020, Shanghai OneSmart entered into a banking facility agreement with China Merchants Bank, pursuant to which Shanghai OneSmart is entitled to borrow a loan of RMB95,000(US$14,705) with floating interest rate benchmarked to the one-year lending rate of PBOC. As of August 31, 2020, Shanghai OneSmart drew down the amount in full. The loan was intended for general working capital purposes and was guaranteed by Shanghai Jing Xue Rui, and the Founder, Xi Zhang. As of August 31, 2021, this loan was fully repaid.

In January, March and April 2020, Shanghai OneSmart entered into four loan agreements with Shanghai Pudong Development Bank, pursuant to which Shanghai OneSmart is entitled to borrow RMB400,000 (US$61,916) in aggregate with floating interest rate benchmarked to the one-year lending rate of PBOC. As of August 31, 2020, Shanghai OneSmart drew down the amount in full. The loans were intended for general working capital purposes and guaranteed by Shanghai Jing Xue Rui, and the Founder, Xi Zhang. One of these loans amounting to RMB200,000 (US$30,958) was secured by deposits of US$32,000, which was recorded in short-term investments as of August 31, 2020. As of August 31, 2021, this loan was fully repaid.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

19.	Loans (continued)

In February 2020, Shanghai OneSmart factored certain intercompany notes receivable to Bank of Ningbo Co., Ltd. for total proceeds of RMB26,300 (US$4,071). The loan was intended for general working capital purposes; and was guaranteed by Shanghai Jing Xue Rui, and the Founder, Xi Zhang. As of August 31, 2021, this loan was fully repaid.

In March 2020, Shanghai OneSmart entered into three loan agreements with China CITIC Bank, pursuant to which Shanghai OneSmart is entitled to borrow RMB140,000 (US$21,670) in aggregate with floating interest rate benchmarked to the one-year lending rate of PBOC. As of August 31, 2020, Shanghai OneSmart drew down the amount in full. The loans were intended for general working capital purposes and guaranteed by Shanghai Jing Xue Rui, and the Founder, Xi Zhang. The deposits in restricted cash pledged for these short-term loans was RMB40,212 (US$6,224) as of August 31, 2020. As of August 31, 2021, this loan was fully repaid.

In March 2020, Shanghai OneSmart entered into a banking facility agreement with China MinSheng Bank, pursuant to which Shanghai OneSmart is entitled to borrow loans of RMB100,000 (US$15,479) in total with an annual interest rate of 4.785%. As of August 31, 2020, Shanghai OneSmart drew down RMB50,000 (US$7,739). The loans were intended for general working capital purposes and guaranteed by the Founder, Xi Zhang. As of August 31, 2021, this loan was fully repaid.

In April 2020, Shanghai OneSmart entered into a banking facility agreement with China Everbright Bank Co. Ltd, Seoul Branch, pursuant to which Shanghai OneSmart is entitled to borrow a term loan facility of up to EUR10,000 with a floating interest rate of EURIBOR+1.7% to finance general working capital purpose. As of August 31, 2020, Shanghai OneSmart drew down EUR9,800. The deposit in restricted cash pledged for this short-term loan was RMB24,060 (US$3,724) as of August 31, 2020. As of August 31, 2021, this loan was fully repaid.

In March 2021, Shanghai OneSmart entered into a banking facility agreement with China Merchants Bank, pursuant to which Shanghai OneSmart is entitled to borrow a loan of RMB90,000(US$13,931) with floating interest rate benchmarked to the one-year lending rate of PBOC. As of August 31, 2020, Shanghai OneSmart drew down the amount RMB60,000(US$9,287). The loan was intended for general working capital purposes and was guaranteed by Shanghai Jing Xue Rui, and the Founder, Xi Zhang.

In March 2021, Shanghai OneSmart entered into three loan agreements with China CITIC Bank, pursuant to which Shanghai OneSmart is entitled to borrow RMB98,000 (US$15,169) in aggregate with floating interest rate benchmarked to the one-year lending rate of PBOC. As of August 31, 2021, Shanghai OneSmart drew down the amount in full. The loans were intended for general working capital purposes and guaranteed by Meta Data Limited, and the Founder, Xi Zhang.

(b)	Long-term loans

In November 2017, Shanghai OneSmart entered into a banking facility agreement with Shanghai Pudong Development Bank, pursuant to which Shanghai OneSmart is entitled to borrow a RMB denominated loan of RMB450,000 (US$69,655) for five years with a floating interest rate benchmarked to the five-year lending rate of PBOC and adjusted every January during the five-year period. Under the terms of the agreement, the Company shall repay in fixed installments every December over 5 years. Shanghai OneSmart drew down the RMB450,000 (US$69,655) facility in full in December 2017, repaid RMB45,000 (US$6,966) in December 2018, and repaid RMB67,500 (US$10,448) in December 2019. The loan was intended for general working capital purposes; and is guaranteed by the Company, Shanghai Jing Xue Rui, and the Founder, Xi Zhang.

In March 2019, The Company entered into a banking facility agreement with UBS AG Singapore Branch, pursuant to which Shanghai OneSmart is entitled to borrow a USD denominated loan of US$139,000 term facility and US$61,000 greenshoe facility with a floating interest rate of LIBOR+2.7%. The term facility has a three-year term from the initial drawdown date and should be repaid in installments. The Company drew down the US$139,000 term facility in full in March 2019. The proceeds from this term facility were used for the Group’s share repurchase program, working capital, capital expenditure, and other general corporate purposes; and is guaranteed by OneSmart HK and subject to certain financial covenants as defined in the facility agreement. As of August 31, 2020, the Company breached financial covenants due to the results of operations have been materially and adversely affected by the outbreak of COVID-19. The Company signed a waiver request letter and an amendment agreement with UBS AG Singapore Branch in June, 2020.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

19.	Loans (continued)

In April 2019, Shanghai OneSmart Education Investment entered into a banking facility agreement with Shanghai Pudong Development Bank, pursuant to which Shanghai OneSmart is entitled to borrow a RMB denominated loan of RMB43,200(US$6,687) for five years with a floating interest rate benchmarked to the five-year lending rate of PBOC. Under the terms of the agreement, the Group will repay in fixed installments every April over 5 years. Shanghai OneSmart Education Investment drew down the RMB43,200 (US$6,687) facility in full in April 2019 and repaid RMB4,320 (US$669) in April 2020. The loan was intended for acquisition of Tianjin Huaying, and is guaranteed by Shanghai OneSmart and the Founder, Xi Zhang. The loan was repaid fully in September 2020.

In January 2020, OneSmart Education Investment entered into a bank loan agreement with Shanghai Pudong Development Bank, pursuant to which Shanghai OneSmart is entitled to borrow a RMB denominated loan of RMB14,400 (US$2,229) for four years with a floating interest rate benchmarked to the one-year lending rate of PBOC. The loan was intended for acquisition of Tianjin Huaying, and is guaranteed by Shanghai OneSmart and the Founder, Xi Zhang. The loan was pledge by 100% equity of Tianjin Huaying. The loan was repaid fully in September 2020.

As of August 31, 2021, the maturities of the loan principals will be due according to the following schedule:

	RMB	US$
2022	1,012,007	156,648
2023	135,000	20,897
2024	-	-
2025	-	-
2026	-	-
	1,147,007	177,545

20.	Convertible senior notes

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

The initial conversion price is US$148.08 and US$162.52 of the Company’s ADS per US$1,000 principal amount of the Notes (which is equivalent to an initial conversion price of approximately US$6.75 and US$6.15 per ADS). The conversion rate will be subject to adjustment in some events.

The holders may require the Company to repurchase all or a portion of the Notes for cash on February 28, 2023 and March 16, 2023 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

META DATA LIMITED

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

The Contingent Interest Features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. However, the fair value of the Contingent Interest Features on the issuance date and at December 31, 2020 was not significant. In addition, the Company assessed whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of the occurrence of such default events is determined to be remote, the Company did not accrue additional interest expense for the year ended August 31, 2021. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

Furthermore, no beneficial conversion feature was recognized for the Notes as the fair value per ADS at the commitment date was US$5.44 and US$5.02, which was less than the most favorable conversion price.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

21. Earnings/(Loss) Per Share

The following table sets forth the computation of basic and diluted net income per share for the following periods:

	As of August 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Numerator:
Net income/(loss) attribute to Meta Data Limited’s shareholders	245,368	(729,829)	(4,987,567)	(772,022)
Accretion to redemption value of Preferred Shares	-	-	-	-
Deemed dividend-repurchase of Preferred Shares	-	-	-	-
Net income/(loss) attributable to ordinary shareholders for computing net income per ordinary share - basic and diluted	245,368	(729,829)	(4,987,567)	(772,022)
Denominator:
Weighted average number of shares used in calculating net income/(loss) per ordinary share - basic (in millions of shares)	6,460	6,451	6,612	6,612
Incremental weighted-average ordinary shares from assumed exercise of share options and vesting of restricted shares using the treasury stock method (in millions of shares)	249	-	-	-
Weighted average number of shares used in calculating net income/(loss) per ordinary share - diluted (in millions of shares)	6,709	6,451	6,612	6,612
Earnings/(loss) per share - basic	0.0380	(0.1131)	(0.7543)	(0.1168)
Earnings/(loss) per share - diluted	0.0366	(0.1131)	(0.7543)	(0.1168)

The redeemable convertible preferred shares that were issued as part of the Reorganization and presented on a retroactive basis did not share the losses of the Company. The redeemable convertible preferred shares did not have an impact on diluted EPS for the years ended August 31, 2021 on an if-converted or two-class method, as the redeemable convertible preferred shares did not carry any preferred dividend rights and only participated in all dividends on a one-to-one per-share basis with the holders of ordinary shares.

No adjustments were made to the basic earnings/(loss) per share amounts presented for the year ended August 31, 2020 and August 31, 2021 as the impact of the outstanding share options and restricted shares and convertible senior notes in the relevant periods were anti-dilutive.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

22.	Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income were as follows:

		Foreign
	Unrealized	currency
	gains/(loss) on	translation
	investment	adjustment	Total
	RMB		RMB
Balance as of September 1, 2017	19,123	-	19,123
Other comprehensive income before reclassification, net of tax	37,157	-	37,157
Amounts reclassified from accumulated other comprehensive income, net of tax	(13,838)	-	(13,838)
Foreign currency translation adjustment	-	86,458	86,458
Balance as of August 31, 2018	42,442	86,458	128,900
Other comprehensive income before reclassification, net of tax	(35,150)	-	(35,150)
Amounts reclassified from accumulated other comprehensive income, net of tax	(11)	-	(11)
Foreign currency translation adjustment	-	(6,591)	(6,591)
Balance as of August 31, 2019	7,281	79,867	87,148
Other comprehensive income before reclassification, net of tax	(8,885)	-	(8,885)
Amounts reclassified from accumulated other comprehensive income, net of tax	10,561	-	10,561
Foreign currency translation adjustment	-	10,343	10,343
Balance as of August 31, 2020	8,957	90,210	99,167
Other comprehensive income before reclassification, net of tax	(15,905)	-	(15,905)
Amounts reclassified from accumulated other comprehensive income, net of tax	4,210	5,221	9,431
Balance as of August 31, 2021	(2,738)	95,431	92,693
Balance as of August 31, 2021, in US$	(424)	14,770	14,346

META DATA LIMITED

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

In September 2017, immediately following the Reorganization, the Company issued 1,840,535,677 Series A-1 redeemable convertible preferred shares to new investors for total cash consideration of RMB1,840,536 (US$284,895). Accretion charge of RMB758,898 (US$117,469), related to the Series A-1 redeemable convertible preferred shares was recorded as an increase to the net loss attributable to ordinary shareholders. The Group subsequently repurchased an aggregate of 341,256,445 Series A redeemable convertible preferred shares for cash consideration of US$46,850 from Then Shareholders.

In December 2017, the Founder transferred 142,642,550 of his Class B ordinary shares to a new investor for cash consideration of RMB163,023 (US$25,234) and each of such transferred ordinary share was re-designated as a Series A-1 redeemable convertible preferred share. Accretion charge of RMB204,007 (US$31,578), related to the Series A-1 redeemable convertible preferred shares was recorded as an increase to the net loss attributable to ordinary shareholders.

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

META DATA LIMITED

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

24.	Restricted Net Assets

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s foreign investment enterprises, the VIEs and the VIEs’ subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of each company. These reserves include (i) general reserve and (ii) the development fund.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

24.	Restricted Net Assets (continued)

Subject to certain cumulative limits, in the event the Company’s board of directors declares dividends, the general reserve requires annual appropriations of 10% of after-tax income as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity’s registered capital; the other reserve appropriations are at the Company’s discretion. The general reserve can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended August 31, 2019, 2020 and 2021, the Group’s appropriations to the general reserve were RMB886, RMB1,226 and RMB1,643 (US$254).

PRC laws and regulations also require private schools to make annual appropriations of no less than 25% of after-tax income plus an annual increase according to the net assets of the schools to its development fund, which is to be used for the construction or maintenance of the schools or procurement or upgrading of educational equipment. As of August 31, 2019, 2020 and 2021, total appropriation of RMB6,194, RMB11,044 and RMB14,784 (US$2,288) was made, respectively.

The general reserve and development fund cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

25.	Leases

The Group’s operating leases mainly related to offices and classroom facilities. The Group has no finance leases. The Company do not assume renewals in our determination of the lease term unless the renewals are reasonably certain to be exercised at lease commencement. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Opinion and a related series of notice, administrative measures or circular and the compliance measures taken by the Company have material adverse impact on our after-school tutoring services related to academic subjects in China’s compulsory education system, which in turn have adversely affected the Company’s results of operations and prospect. We have gradually terminated our after-school tutoring services related to academic subjects business since August 2021, and officially ceased our all business in October 2021. All of the Company’s operating leases mainly related to offices and classroom facilities were gradually terminated since August 2021. The Company removed the right-of-use asset and the lease liability, with loss recognized of RMB45,368 (US$7,022) for the difference in accordance with ASC842-20-40-1. By the end of August 31, 2021, all rental deposits related to those early terminated lease contracts have been expensed as the early termination penalty by the Company.

The operating lease costs were as follows:

	For the year ended August 31, 2021
	RMB	US$
Operating Lease Costs:
Fixed	645,180	99,867
Short-term	8,365	1,295
Total	653,545	101,162

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

26.	Commitments and Contingencies

(a)	Capital expenditure commitments

The Group has no capital expenditure commitment as of August 31, 2021, which are expected to be paid within one year.

(b)	Contingencies

The Group has been named as a defendant in a number of lawsuits arising in its ordinary course of business. As of the date of this annual report, the Company continues to use all commercially reasonable efforts to defend itself in these proceedings and is undergoing on-going discussion with regulatory authorities. The total number of the lawsuits by category, amount involved and scope of each category are presented in Note 28 – Subsequent Event.

27.	Fair Value Measurement

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

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

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

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

27.	Fair Value Measurement (continued)

Assets and liabilities measured or disclosed at fair value on a recurring basis are summarized below (continued):

		Fair value measurement or disclosure
		at August 31, 2020 using
	Total fair value at August 31, 2020	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Fair value measurement
Short-term investments:
Available-for-sale	243,743	-	-	243,743
Long-term investments:
Available-for-sale	614,141	-	-	614,141
Total assets measured at fair value	857,884	-	-	857,884
Total assets measured at fair value in US$	125,286	-	-	125,286

Fair value measurement
Contingent consideration	47,084	-	-	47,084
Total liability measured at fair value	47,084	-	-	47,084

Total liability measured at fair value in US$	7,288	-	-	7,288

		Fair value measurement or disclosure
		at August 31, 2021 using
	Total fair value at August 31, 2021	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Fair value measurement
Short-term investments:
Available-for-sale	68,575	-	-	68,575
Long-term investments:
Available-for-sale	-	-	-	-
Total assets measured at fair value	68,575	-	-	68,575
Total assets measured at fair value in US$	10,615	-	-	10,615

Fair value measurement
Contingent consideration	-	-	-	-
Total liability measured at fair value	-	-	-	-

Total liability measured at fair value in US$	-	-	-	-

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

27.	Fair Value Measurement (continued)

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Available-for-sale investments:

RMB
Balance as of August 31, 2018	485,307
Additions	1,040,581
Disposals	(262,651)
Changes in fair value	(43,454)
Accrued interest	52,395
Balance as of August 31, 2019	1,272,178
Additions	358,256
Disposals	(547,131)
Changes in fair value	(12,422)
Accrued interest	23,628
Impairment loss	(236,625)
Balance as of August 31, 2020	857,884
Additions	64,604
Disposals	(247,617)
Changes in fair value	3,874
Accrued interest	3,971
Impairment loss	(614,141)
Balance as of August 31, 2021	68,575
Balance as of August 31, 2021, in US$	10,615

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

During the years ended August 31,2021, RMB 1,372,582 (US$212,461) impairment charge was recorded for equity securities without readily determinable fair value. The valuations are classified within Level 3, using income approach based on the Group’s best estimate of the future cash flow forecast and the discount rate.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

28.	Subsequent Event

Subsequent to this reporting date, the Company breached events of default covenants due to cessation of business in October 2021 which was caused by a series of rules, regulations and administrative measures for after-school tutoring for primary and secondary school students issued by the General Office of Ministry of Education of PRC from July 2021 to September 2021. As a result, the banking facility of US$62,060 became immediately due and payable.

Subsequent to this reporting date, the Company breached event of default covenants due to the Company’s default in the payment of the banking facility which indebtedness has an aggregate outstanding principal in excess of US$10 million   and such indebtedness was due and payable prior to its stated maturity of April 2022. As a result, convertible senior notes of US$35,000 and a long-term loan of RMB135,000 (US$20,897) became due and payable.

Subsequent to this reporting date, the Company sold two properties at RMB12,750 (US$1,974) and RMB15,500 (US$2,399), both transactions were completed in September 2021 and the Company recorded gains of disposal at RMB1,601(US$248) and RMB4,997(US$773), respectively.

Subsequent to this reporting date, all the cash in the domestic bank accounts in China of the Company have been frozen by court order as the Company was subject to multiple legal proceedings, administrative proceedings, claims and other litigation as a result of overdue payments to service providers and loans payable to the lenders.

The Company entered into certain securities purchase agreement on January 24, 2022 (the “SPA”) with certain non-affiliated and accredited “non-U.S. Persons”, (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 8,000,000,000 Class A ordinary shares, (the “Shares”) par value $0.000001 per share, at a per share purchase price $0.0035625 (the “Offering”), which is 90% of the average NYSE official closing price of the ADS divided by 1,000, the current conversion ratio of ADS, for the three trading days immediately preceding the execution of the SPA. On February 11, 2022, the Offering closed as all the conditions of the SPA have been satisfied and the Company issued the Shares to the Purchasers. The gross proceeds to the Company from the Offering was $28.5 million.

Subsequent to this reporting date, the Group has been named in a number of lawsuits arising in its ordinary course of business. The following table presents the total number of the lawsuits by category, amount involved and scope of each category:

	Numbers	Total amount involved	Amount involved scope per case
		RMB	RMB
Amounts in thousands of Renminbi (“RMB”) except for number of cases
Lease	5	2,167	From 371 to 797
Advertisement	1	3,968	3,968
Technology Service	2	503	From 237 to 266
Education Service	310	13,653	From 1 to 386
Purchase	4	2,424	From 49 to 1,298
Property Preservation	2	2,440	From 62 to 2,377
Decoration	3	4,020	From 680 to 2,540
Other	85	933	From 40 to 80
Total	412	30,108

As of the date of this annual report, the Company is using all commercially reasonable efforts to defend itself in these proceedings and is still undergoing on-going discussion with regulatory authorities.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

29.	Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of August 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	162,391	27,150	4,203
Restricted cash	122,969	12,046	1,865
Short-term investments	287,585	68,575	10,615
Amounts due from subsidiaries		2,081,389	322,176
Total current assets	572,945	2,189,160	338,859

Non-current assets:
Long-term investment	872,756	-	-
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	1,176,422	-	-
Total non-current assets	2,049,178	-	-

TOTAL ASSETS	2,622,123	2,189,160	338,859

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	-	13,019	2,015
Long-term loan, current portion	-	400,932	62,060
Total current liabilities	-	413,951	64,075

Non-current liabilities:
Loss in excess of Investments in subsidiaries, VIEs and VIEs’ subsidiaries	-	5,934,617	918,614
Convertible Loan	-	226,114	35,000
Amounts due to subsidiaries	2,221,486	246,127	38,098
Total non-current liabilities	2,221,486	6,406,858	991,712

TOTAL LIABILITIES	2,221,486	6,820,809	1,055,787

Shareholder’ equity:
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares authorized; 4,130,261,827 issued and outstanding as of August 31, 2019 and 4,146,103,947 issued and outstanding as of August 31, 2020, respectively)	26	26	4
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 issued and outstanding as of August 31, 2019 and August 31, 2020, respectively)	16	16	2
Additional paid-in capital	5,598,978	5,337,962	826,259
Treasury stock	(274,648)	(344)	(53)
Statutory reserves	12,270	16,427	2,543
Accumulated deficit	(5,035,172)	(10,078,429)	(1,560,033)
Accumulated other comprehensive income	99,167	92,693	14,350
Total shareholders’ equity	400,637	(4,631,649)	(716,928)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,622,123	2,189,160	338,859

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

29.	Condensed Financial Information of the Company (continued)

Condensed statements of income/(loss)

	For the years ended August 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating expenses:
Selling and marketing	(906)	(674)	(110)	(17)
General and administrative	(70,258)	(140,821)	(62,492)	(9,673)
Interest income	3,905	2,083	5,678	879
Interest expense	(27,960)	(58,857)	(51,335)	(7,946)
Foreign exchange gain/(loss)	(1,526)	4,336	(1,655)	(256)
Share of income/(loss) in subsidiaries, VIEs and VIEs’ subsidiaries	342,113	(535,896)	(4,877,653)	(755,009)
Income/(loss) before income tax provision	245,368	(729,829)	(4,987,567)	(772,022)

Provision for income tax	-	-	-	-
Net income/(loss)	245,368	(729,829)	(4,987,567)	(772,022)
Accretion to redemption value of redeemable convertible preferred shares	-	-	-	-
Deemed dividend-repurchase of redeemable convertible preferred shares	-	-	-	-
Net income/(loss) attributable to ordinary shareholders of Meta Data Limited	245,368	(729,829)	(4,987,567)	(772,022)

Condensed statements of comprehensive income/(loss)

	For the years ended August 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net income/(loss)	245,368	(729,829)	(4,987,567)	(772,022)
Unrealized gain on available-for-sale investments, net of tax	(35,161)	1,676	4,009	621
Foreign currency translation adjustment	(6,591)	10,343	5,221	808
Comprehensive income/(loss)	203,616	(717,810)	(4,978,337)	(770,593)

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

29.	Condensed Financial Information of the Company (continued)

Condensed statements of cash flows

	For the years ended August 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net cash used in by operating activities	(8,668)	(319,227)	-	-
Net cash used in investing activities	(1,042,665)	(117,034)	-	-
Net cash provided by financing activities	732,306	176,546	(230,316)	(35,650)
Effect of exchange rate changes	33,033	(23,063)	(15,848)	(2,453)
Net increase/(decrease) in cash and cash equivalents and restricted cash	(285,994)	(282,778)	(246,164)	(38,103)
Cash and cash equivalents and restricted cash, at beginning of year	854,132	568,138	285,360	44,171
Cash and cash equivalents and restricted cash, at end of year	568,138	285,360	39,196	6,068

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