Form 20-F
period 2022-08-31
Meta Data Ltd
filed 2022-12-30
CIK 1722380

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2022.

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

Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street
Sha Tin New Territories
Hong Kong
(Address of principal executive offices)

Chee Jiong Ng, Chief Financial Officer
Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street
Sha Tin New Territories
Hong Kong
Telephone: +86-1365 5939 932
Email: huangzhizhang@aiumeta.com
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

As of August 31, 2022, there were 14,611,659,561 ordinary shares outstanding, par value US$0.000001 per share, being the sum of 14,611,659,561 Class A ordinary shares and nil Class B ordinary shares.

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

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only, references in this annual report to:

●	“ADSs” are to our American depositary shares, each of which represents 1,000 Class A ordinary shares;

●	“ADRs” are to the American depositary receipts that evidence our ADSs;

●	“China” or the “PRC” are to the People’s Republic of China, including, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	each “enrollment,” for the purpose of calculation, are to a student who takes at least one class for one subject in a certain period is treated as one enrollment in the same period. Under this methodology, a student taking at least one class for each of two subjects in a certain period is treated as two enrollments in the same period. The number of students enrolled in our invested schools is not included for this purpose;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“mainland China” or “mainland Chinese” are to the mainland China of the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.000001 per share;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

●	“we” “us” “our company” and “our” are to Meta Data Limited, and its subsidiaries.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, results of operations and financial conditions;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our relationships with our business partners and other stakeholders;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

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

A. [Reserved]

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

Risks Related to Our Business

●	We are transitioning our business from a PRC based business to being internationally operated. Our business plan is at its early stage of development.

●	System limitations or failures could harm our business.

●	The success of our business depends on our ability to market and advertise the services we provide effectively.

●	The failure to manage growth effectively could have an adverse effect on our employee efficiency, product quality, working capital levels, and results of operations.

●	If we need additional capital to fund our growing operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.

●	We are dependent on a trained workforce and any inability to retain or effectively recruit such employees, particularly distribution personnel and regional retail managers for our business, could have a material adverse effect on our business, financial condition and results of operations.

●	Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations

●	Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the ongoing effects of the COVID-19.

Risks Related to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

●	PRC laws and regulations related to our current business operations are sometimes vague and uncertain and any changes in such laws and regulations and interpretations of which may impair our ability to operate profitably.

Risks Related to Doing Business in Hong Kong and Having Clients in Mainland China

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer ADSs to investors and cause the value of our ADSs to significantly decline or be worthless.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus based on Hong Kong laws

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary.

●	The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

●	Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Risks Related to Our ADSs

●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for a return on your investment.

●	You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the deposit to exercise those rights. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	You may experience dilution of your holdings due to the inability to participate in rights offerings and may be subject to limitations on the transfer of your ADSs.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements, and will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Risks Related to Our Business

We are transitioning our business from a PRC based business to being internationally operated. Our business plan is at its early stage of development.

Historically, the Company operated as one of the leading providers of K-12 after-school education services in China which developed a comprehensive K-12 after-school education platform that primarily focused on young children mathematics training services and FasTrack English services through a nationwide network of 480 learning centers across 40 cities in China. However, on July 24, 2021, the General Office of Central Committee of the Communist Party of China and the General Office of the State Council jointly released Opinions on what they termed “Further Reducing the Burden of Homework and Off-campus Tutoring for Compulsory Education Students”, the (“Double Reduction Policy”), which basically requires suspension of all subject-based off-campus tutoring business targeting pre-school kids and K12 students. As a result, since October 12, 2021, the Company suspended all education programs and learning centers in China, and we started to expand our business to Artificial Intelligent Education (AIE) service and Artificial Intelligent Universe (AIU) IAAS service and develop smart training systems incorporating VR (virtual reality), AI (artificial intelligence), blockchain and other technologies to facilitate the teaching and training process. We are currently in an early development stage and may be subject to growth-related risks.

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

Our ability to establish effective marketing campaigns is the key to our success. Our advertisements promote our corporate image and our services. If we are unable to increase awareness of our brand, we may not be able to attract new customers. Our marketing activities may not be successful in promoting our services or in retaining and increasing our customer base. We cannot assure you that our marketing programs will be adequate to support our future growth, which may result in a material adverse effect on our results of operations.

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

Aside from increased difficulties in the management of human resources, we may also encounter working capital issues, as we will need increased liquidity to finance the development of new products and services, and the hiring of additional employees. For effective growth management, we will be required to continue improving our operations, management, and financial systems and controls. Our failure to manage growth effectively may lead to operational and financial inefficiencies that will have a negative effect on our profitability. We cannot assure investors that we will be able to timely and effectively meet that demand and maintain the quality standards required by our existing and potential customers.

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

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are acceptable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. In addition, new equity or convertible debt securities issued by us to obtain financing could have rights, preferences and privileges senior to our ordinary shares. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

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

If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our business partners or other participants, the communication infrastructure, or the e-platform on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the ongoing effects of COVID-19.

Since the beginning of 2020, there has been an outbreak of COVID-19 in China and other countries. As of the date of this annual report, COVID-19 is still spreading in communities in some parts of the world. In response, the governmental authorities have periodically imposed, and others in the future may impose, significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Such governmental actions, together with the further development of the COVID-19 pandemic, could materially disrupt our business and operations, slow down the overall economy, and make it difficult to adequately staff our operations.

We currently are unable to predict the duration and severity of the long-term impact of the ongoing COVID-19 on our business and operations, our results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, and the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented. The COVID-19 outbreak has to some extent, impacted our results of operations and financial conditions and will likely have a continued adverse impact on our results of operations.

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

We may from time to time become a party to various litigation, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. Negative publicity relating to such litigation, legal disputes, claims or administrative proceedings may damage our reputation and adversely affect the image of our brands and services. In addition, ongoing litigation, legal disputes, claims or administrative proceedings may distract our management’s attention and consume our time and other resources. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are not of material importance may escalate due to the various factors involved, such as the facts and circumstances of the cases, the likelihood of winning or losing, the monetary amount at stake, and the parties concerned continue to evolve in the future, and such factors may result in these cases becoming of material importance to us. We cannot assure you that the outcome of legal proceedings in the future, if any, will be favorable to us. If any verdict or award is rendered against us or if we decide to settle the disputes, we may be required to incur monetary damages or other liabilities. Even if we can successfully defend ourselves, we may have to incur substantial costs and spend substantial time and efforts in these lawsuits. Consequently, any ongoing or future litigation, legal disputes, claims or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was ineffective as of August 31, 2022. We intend to implement a number of measures to address the identified material weakness subsequent to August 31, 2022. See “Item 15. Controls and Procedures-Management’s Annual Report on Internal Control over Financial Reporting.” See “Item 15. Controls and Procedures—Management’s Report on Internal Control over Financial Reporting.” However, we can give no assurance that the implementation of these measures will be sufficient to eliminate such material weakness or that material weaknesses in our internal control over financial reporting will not be identified in the future.

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

We will require significant capital expenditures to fund our future growth. We may need to raise additional funds through equity or debt financings in the future in order to meet our capital needs mostly in relation to execution on our business plan. For example, in August 2022, we entered into a securities purchase agreement with certain “non-U.S. Persons” pursuant to which we sold an aggregate of 21,404,109,589 units. Each Unit consisted of one Class A ordinary share and a warrant to purchase half of a share with an initial exercise price of $0.001402 per Share, or $1.402 per ADS of the Company at a price of $0.001168 per Unit, or $1.168 per ADS, raising $25 million. The warrants will expire five years from its date of issuance.

If we raise additional funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our ADSs or ordinary shares.

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out of share capital. As of the date of this report, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors. The PRC laws and regulations do not currently have any material impact on transfer of cash from our Hong Kong Subsidiaries to the Company or our shareholders. However, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on our Hong Kong subsidiary, Metaverse Information Technology Limited (the “Meta HK”)’s ability to transfer or distribute cash/assets to entities outside of Hong Kong, any limitation on the ability of Meta HK to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC laws and regulations related to our current business operations are sometimes vague and uncertain and any changes in such laws and regulations and interpretations of which may impair our ability to operate profitably.

Although we have direct ownership of our operating entity in Hong Kong and have entered a share purchase agreement to sell our VIE structure in mainland China, we are still subject to certain legal and operational risks associated with our operating subsidiary, Meta HK, being based in Hong Kong and having all of its operations to date in Hong Kong. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The uncertainties regarding the enforcement of laws and the fact that rules and regulations in mainland China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in our subsidiary in Hong Kong could result in a material change in our operations, financial performance and/or the value of our ordinary shares or impair our ability to raise money.

Risks Related to Doing Business in Hong Kong and Having Clients in Mainland China

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer ADSs to investors and cause the value of our ADSs to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Measures”) for public comment.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

It remains unclear whether a Hong Kong company which collects personal information from mainland Chinese individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, operations or this offering as we do not believe that Meta HK is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) Meta HK is incorporated and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) Meta HK operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this prospectus, Meta HK has not yet collected any personal or customer or vendor information from mainland China, and it has two customers and one vendor from the U.S.; and (iv) as of the date of this prospectus, Meta HK has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If Meta HK is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, Meta HK’s operation and the listing of our ADSs in the U.S. could be subject to CAC’s cybersecurity review in the future. We believe, as of the date of this prospectus, Meta HK is not required to obtain any permission or approval from Hong Kong authorities to operate our business. We are also not required to obtain permissions or approvals from Hong Kong authorities nor any PRC authorities for our listing in the U.S. or issuing our ADSs to foreign investors, including the CSRC or the CAC.

However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose overseas listings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Part of our business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus based on Hong Kong laws.

Currently, part of our operations is conducted outside the United States, and part of our assets are located outside the United States.    You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Chinese government may intervene or influence our operations at any time or may exert more control over overseas listings and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our ADSs. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

As one of the conditions for the handover of the sovereignty of Hong Kong to mainland China, mainland China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

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

While our auditor is based in Singapore and is registered with PCAOB and has been inspected by the PCAOB on a regular basis, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the our securities to be prohibited under the Holding Foreign Companies Accountable Act, and ultimately result in a determination by a securities exchange to delist the our securities. In addition, the recent developments would add uncertainties to our offering and we cannot assure you whether NYSE or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ADSs could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

On August 26, 2022, the China Securities Regulatory Commission, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

During our fiscal year ended August 31, 2022, the trading price of our ADSs has ranged from US$7. 25 to US$0.  98 per ADS. The trading price of our ADSs is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies, especially companies in the education industry, have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

We are a Cayman Islands company and most of our assets are located outside of the United States. Part of our current operations are conducted in Hong Kong. In addition, most of our current directors and officers are nationals and residents of countries other than the United States, except Dr. Robert Angell and Mengchu Zhou, two of our independent directors. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Corporate History and Structure

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

In March 2019, we entered into a US$139 million term facility agreement with a group of arrangers led by UBS AG, Singapore Branch. Pursuant to the agreement, we were provided an interest-bearing secured term facility of up to US$139 million. The term facility has a three-year term from the initial drawdown date and should be repaid in installments. We drew down the US$139 million term facility in full in April 2019. The proceeds from this term facility were used for our working capital, capital expenditure, and other general corporate purposes. As of the date of this annual report, the current total outstanding balance of the loan is US$125 million, after a scheduled repayment in October 2020.

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

In December 2021, Metaverse Information Technology Limited, or Meta BVI was incorporated in British Virgin Islands. In January 2022, Metaverse Information Technology Limited, or Meta HK was incorporated in Hong Kong as a wholly owned subsidiary of Meta BVI.

On January 11, 2022, Metaverse Digital Technology Co., Ltd. was formed in Wyoming, USA.

On April 28, 2022, our shareholders approved the change of the Company’s name from OneSmart International Education Group Limited to Meta Data Limited at the Company’s annual general meeting. In connection with the change of name, we changed our ticker symbol from “ONE” to “AIU.”

On October 28, 2022, we, OneSmart BVI, and Muckle Capital Investment Co., Ltd. (“Muckle Capital”) entered into a certain share purchase agreement, pursuant to which Muckle Capital agreed to purchase OneSmart BVI in cash consideration of $1,000,000. On November 25, 2022, we completed the Disposition after the satisfaction or waiver of all closing conditions, and   Muckle Capital became the sole shareholder of OneSmart BVI and as a result, assumed all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by OneSmart BVI.

The chart below illustrates our corporate legal structure as of the date of this annual report:

Corporate Information

Our principal executive offices are located at Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street, Sha Tin New Territories, Hong Kong. Our telephone number is +86-13655939932. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. We maintain a corporate website at www.aiumeta.com.

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

On July 24, 2021, the General Office of Central Committee of the Communist Party of China and the General Office of the State Council jointly released Opinions on what they termed “Further Reducing the Burden of Homework and Off-campus Tutoring for Compulsory Education Students,” (the “Double Reduction Policy”), which basically requires suspension of all subject-based off-campus tutoring business targeting pre-school kids and K12 students. As a result, on October 12, 2021, the Company suspended all education programs and learning centers in China and started to have a new business in artificial intelligent education (AIE), artificial intelligent universe (AIU) IAAS and smart ID card services since 2nd quarter of fiscal 2023 (December 2021 to February 2023). The revenue from AIE and AIU for fiscal year ended August 31, 2022 are RMB12.2 million (US$1.9 million) and RMB2.4 million (US$0.4 million), respectively. The revenue from AIE and AIU are 100.0% of the total revenue for the fiscal year ended August 31, 2022.

On October 28, 2022, the Company, OneSmart BVI, and Muckle Capital entered into a certain share purchase agreement, pursuant to which Muckle Capital agreed to purchase OneSmart BVI in cash consideration of $1,000,000. On November 25, 2022, the transaction closed, and Muckle Capita became the sole shareholder of OneSmart BVI.

The Company has been actively implementing its new business model, using the original channels to carry out quality education and technology output, including 5G technology, smart campus system, and virtual training systems based on the Metaverse. The new business model is based on using the six core technologies of Metaverse and artificial intelligence blockchain network computing, interaction, game technology, and the Internet of Things (“IoT”) as core technologies, building a new type of blockchain smart student card and global smart employment quality educational virtual world (a new type of artificial intelligence employment training), a combination of virtual and real prediction world (digital education, risk prediction, computing power output), VR shopping world (new e-commerce) and other products to provide global customers with a new digital world experience.

Our Business Model

The new business model takes many of the components not affected by the suspension and expands with new initiatives. The model consists of the following segments but will not include providing subject-based off-campus training and tutoring to pre-school kids or K-12 students in China. As such, the new business will not be adversely affected by the Double Reduction Policy.

1.	Artificial Intelligent Education (AIE). The Company has started building a smart training system incorporating virtual reality, artificial intelligence, blockchain and other technologies in order to facilitate the teaching and training process. If successfully developed and implemented, the smart training system is expected to enhance the immersion and interactivity of virtual reality and is suitable for many education and training scenarios.

2.	Artificial Intelligent Universe (AIU) IAAS. The Company provides software & hardware infrastructure (IAAS) to Metaverse business operators or individual users. The IAAS package is targeted to improve the accessibility of rendering modes through cloud computing and edge computing algorithms and computing power to improve the virtual world. Use of spatial localization algorithm, virtual scene fitting, real-time network transmission, GPU server, and edge computing to reduce cost and network congestion.

Smart Training System

The Company is actively developing an intelligent training system based on intelligent training platform to provide the maximum immersive experience and the best technical foundation for learning. The company charges users a one-time sign-up fee plus consumption usage/hours one month following the month sales, creating a reoccurring revenue stream. The Company plans to sell the platform to academics and professional training centers. This smart training system known as (the “Metaverse Smart Training Module”) will become a technical service provider in the smart education/training industry.

The services include technical services including simulation teaching modules, 3D teaching modules, VR (virtual reality modules), etc. for smart education business operation service providers. Users will be able to exercise, cook, practice Tai Chi and yoga, learning through smart devices, VR devices, and through the Metaverse Smart Training Module to be developed by the Company. The Company plans to sell its modules in the form of chapters according to the needs of its operators and services providers, collecting an annual fee per module chapter.

The Company has been working closely with several companies and has entered into several strategic cooperation agreements with HK XINRONG Technology Global Limited, Cinda Communication Co., Limited and TT Motor HK Industrial Co., Ltd. to pre-launch in the near-term its smart education training business.

AI Computing Power Output, Software/Hardware Services

The Company provides software & hardware infrastructure (IAAS) to Metaverse business operators or individual users. The IAAS package is targeted to improve the accessibility of rendering modes through cloud computing and edge computing algorithms and computing power to improve the virtual world. Use of spatial localization algorithm, virtual scene fitting, real-time network transmission, GPU server, and edge computing to reduce cost and network congestion. It allows the operator to reduce the performance threshold requirements for terminal equipment and improve the immersive user experience. There are two key drivers of revenue growth for this segment, number of customers/contracts and unit price. According to Mordor Intelligence, the global gaming market was valued at over $170 billion in 2020, and it is expected to reach over $300 billion by 2026 (CAGR of 9.64%). Management believes that GameFi will continue to be one of the hottest trends to emerge from the crypto industry.

The Company has entered into a strategic cooperation agreement with Sesame Technology Corporation and Spirtas Worldwide to provide them with AI Computing.

Intellectual Property

AIU currently owns the Internet domain name of http://www.aiumeta.com/.

The Company is currently in the testing and optimization stage of its Cloud Rendering Public Service Platform, a self-built platform, providing technical support such as batch data calculation for users (engineering, scientific research project data calculation and accuracy checking), film and television special effects, three-dimensional animation, advertising/effect of drawing and rendering.

The Company’s cloud rendering public service platform is oriented to architectural design, VR/AR, interactive games, film and television. Animation, industrial design and other fields of three-dimensional content production to provide cloud rendering services to help users quickly complete. Rendering calculation of 3D content, animation and renderings to avoid problems caused by insufficient local computer configuration. Greatly improves work efficiency, reduce the cost of fixed assets investment for users. Cloud rendering service for flexible, efficient and unlimited expansion of massive nodes. Meet the needs of graphics and image industry, the professional needs of users, and support users in the cloud to achieve global collaboration, so that users get rid of the heavy invest in IT and computing facilities, put more energy and resources on content creation and operation, and greatly improve high industry production collaboration efficiency, reduce costs, thus promoting the rapid development of the entire industry.

Competition

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

Employees

Due to the impact of Double Reduction policy on education from Chinese’s central government, the Company suspended its legacy business operation and is transforming itself into a different sector in Metaverse business in fiscal 2022. As of August 31, 2020, 2021 and 2022, we had a total of 12,667, 13,497 and 13 employees, respectively. Almost all of our employees are located in China.

The following table sets forth the numbers of our employees, categorized by function, as of August 31, 2022:

Functions:	Number of Employees
Sales and marketing	3
Research Technology Center	5
General and administrative	5
Total	13

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

Insurance

We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain directors and officers liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size.

Property, Plant and Equipment

Our principal executive offices are located at Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street, Sha Tin New Territories, Hong Kong. We believe that the offices that we currently lease are adequate to meet our needs for the immediate future.

Regulations

Regulations Related to our Business Operation in Hong Kong

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company believes it has made all contributions required of ALECS under the MPFSO.

Regulations related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after 1 April 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from 11 February 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

Guidelines issued by the SFC

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism, or the AML & CFT Guideline, issued by the SFC on 1 November 2018, and the Prevention of Money Laundering and Terrorist Financing Guideline issued by the Securities and Futures Commission for Associated Entities issued by the SFC on 1 November 2018.

The AML & CFT Guideline sets out the anti-money laundering and counter-financing of terrorism statutory and regulatory requirements, and the anti-money laundering and counter-financing of terrorism standards which licensed corporations should meet in order to comply with the statutory requirements under the AMLO. The AML & CTF Guideline provides practical guidance to licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Licensed corporations are required to ensure that proper safeguards exist to prevent contravention of specified provisions in the AML & CFT Guideline and mitigate money laundering and terrorist financing risks. Pursuant to the AML & CTF Guideline, licensed corporations should, among other things, assess the risks of any new products, new business practices, and use of new or developing technologies before they are offered to the market, identify the client and verify the client’s identity, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plant and Equipment

See “—B. Business overview—Property, Plant and Equipment.”

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

A. Operating Results

Overview

For the fiscal year ended August 31, 2022, we generated our revenue primarily from artificial intelligent education (AIE) service and artificial intelligent universe (AIU) IAA service.

AIE is based on intelligent training plat-form, so as to provide the maximum immersive experience to users, this enables all users no longer bound to physical world with improved digital life experience

AIU provides software & hardware infrastructure (IAAS) to Metaverse business operator or individual users. It improves the accessibility of rendering modes through cloud computing and edge computing algorithms and computing power to improve the virtual world. Use of spatial localization algorithm, virtual scene fitting, real-time network transmission, GPU server, and edge computing to reduce cost and network congestion. Reduce the performance threshold requirements for terminal equipment, and improve the immersive user experience.

As we sold our after-school tutoring service segment on November 25, 2022, the financial position and operating results of OneSmart Edu Inc. (BVI) have been classified as discontinued operations within the accompanying consolidated financial statements of the Company.

Impact of COVID-19

The outbreak of COVID-19 pandemic around the globe has had and is expected to continue to have an impact on our operations and financial performance.

The COVID-19 outbreak may continue to affect our business operations and its financial condition and operating results for the fiscal year 2023, including but not limited to negative impact to our total revenues, fair value adjustments or impairment to our long-term investments.

Key Components of Results of Operations

Net Revenues

On September 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of September 1, 2018. Results for the year ended August 31, 2020, 2021 and 2022 are presented under Topic 606, while revenues for the years ended August 31, 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition (“Topic 605”). Based on our assessment, the adoption of ASC 606 did not have any material impact on our consolidated financial statements.

Due to the impact of Double Reduction policy on education from Chinese’s central government, we suspended our legacy business operation from 1st quarter of fiscal 2022 (September 2021 to November 2021) onwards and is transforming us into a different sector in Metaverse business. In fiscal 2022, all of our revenues were generated from artificial intelligent education (AIE) and artificial intelligent universe (AIU) IAAS services. The following table sets forth the breakdown, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended August 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
OneSmart VIP business	2,625,179	76.3	2,780,106	81.2	-	-	-
OneSmart Young Children Education business	599,414	17.4	546,487	16.0	-	-	-
OneSmart Online	103,848	3.1	48,076	1.4	-	-	-
Other	110,440	3.2	48,741	1.4
Artificial Intelligent Universe IAAS	-	-	-	-	2,411	350	83.5
Artificial Intelligent Education	-	-	-	-	12,194	1,770	16.5
Total net revenues	3,438,881	100.0	3,423,410	100.0	14,605	2,120	100.0

For artificial intelligent universe IAAS and artificial intelligent education services, we provide online training system and applications to academic and professional training centers by charging users one-time sign up fees plus consumption usage/hours one month following the month sales.

Cost of Revenues

In fiscal 2022, our cost of revenues primarily includes the delivery of service or performance of service of AIE and AIU, including salaries and wages for technical support employees, related payroll deductions, staff benefits, share-based compensations, i-cloud rental expenses, depreciation for PP&E, amortization for software etc. The table below sets forth a breakdown of our cost of revenues for the periods indicated, both in absolute amount and as a percentage of our revenues:

	Year Ended August 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Tutoring service-staff costs	(1,240,871)	(36.1)	(1,253,082)	(36.6)	-	-	-
Tutoring service-rental costs	(488,592)	(14.2)	(577,208)	(16.9)	-	-	-
Tutoring service-depreciation and amortization	(204,598)	(5.9)	(84,490)	(2.5)	-	-	-
Tutoring service-other costs	(235,678)	(6.9)	(178,963)	(5.2)	-	-	-
Artificial intelligent education service	-	-	-	-	(10,787)	(1,566)	(84.4)
Artificial intelligent universe IAAS service	-	-	-	-	(2,000)	(290)	(15.6)
Total cost of revenues	(2,169,739)	(63.1)	(2,093,743)	(61.2)	(12,787)	(1,856)	(100% )

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses

In fiscal 2022, there is no selling and marketing expenses incurred due to classification of our legacy education business as discontinued operations.

In fiscal 2021, selling and marketing expenses primarily consist of (i) compensation to selling personnel, including the salaries, and other benefits, (ii) advertising, marketing and brand promotion expenses, (iii) rental costs for the leases related to the sales and marketing function, and (iv) office supplies in relation to the selling and marketing activities. Our selling and marketing expenses as a percentage of revenues were 23.9%, 27.2% and nil% for the fiscal years of 2020, 2021 and 2022, respectively. Our selling and marketing expenses as a percentage of revenues increased from 2020 to 2022 as a result of our increased sales and marketing activities to support new students enrollment growth and adoption of more effective sales and marketing channels. We expect that our selling and marketing expenses will decrease in absolute amounts as we are planning to restructure our business by selling tutoring services and then focus on smart education services.

General and Administrative Expenses

In fiscal 2022, our general and administrative expenses mainly consist of (i) compensation to the employees at our headquarters, including salaries and benefits, (ii) rental costs for the general and administrative function, (iii) office expenses in relation to the general and administrative activities and others.

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

On September 7, 2021, to implement the Opinion, the Chinese Ministry of Education (“MOE”) published on its website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST ID. All Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees. The Opinion and a related series of notice, administrative measures or circular have a material adverse impact on our AST services relating to academic subjects in the PRC’s Compulsory Stage Education. To the extent we are unable to provide AST related services related to this obligation in the future as a result of the Opinion, we may be required to refund any remaining balance in cash to our customers. Additionally, a significant portion of the Company’s long-lived assets related to its AST business. Those assets might be subject to future impairment based on the future steps that the Company will take to comply with the Opinion. We have considered the impact of the Opinion on our current business and the necessary steps that need to be undertaken in order to fully comply with the Opinion. As a result, we recorded impairment losses of RMB 4.4 billion in fiscal 2021.

Our general and administrative expenses decrease in absolute amounts in fiscal 2022 as we start to restructure our business from selling tutoring services into artificial intelligent education and artificial intelligent universe IAAS services from 2nd quarter of fiscal 2022.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our expenses, for the periods presented.

	Year Ended August 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling and marketing expenses	(820,883)	(23.9)	(930,140)	(27.2)	-	-	-
General and administrative expenses	(810,936)	(23.6)	(5,261,978)	(153.7)	(368,116)	(53,435)	(2,520.5)
Total operating expenses	(1,631,819)	(47.5)	(6,192,118)	(180.9)	(368,116)	(53,435)	(2,520.5)

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Meta BVI, our wholly-owned subsidiary incorporated in the British Virgin Islands, is not subject to tax on income or capital gains in the British Virgin Islands. In addition, upon payments of dividends by Meta BVI to us, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Meta HK, our subsidiary in Hong Kong, are subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made as it has no assessable income for the fiscal years ended August 31, 2020, 2021 and 2022.

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

Revenue recognition

On September 1, 2018, we adopted ASC Topic 606, Revenue from Contracts with Customers, or Topic 606, applying the modified retrospective method to all contracts that were not completed as of September 1, 2018. Results for the year ended August 31, 2020,2021 and 2022 are presented under Topic 606, while revenues for the years ended August 31, 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition, or Topic 605.

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

In fiscal 2022, we generated revenues through artificial intelligent education (AIE) and artificial intelligent universe (AIU) IAAS services. The following table presents our revenues disaggregated by revenue sources for the year ended August 31, 2022.

Disaggregation of net revenues	RMB
AIE service	12,194
AIU service	2,411
14,605

Primary sources of our revenues are as follows:

(1)

Artificial Intelligent Education (AIE) service is to build an intelligent training system based on intelligent training plat-from to provide the maximum immersive experience and the best technical foundation for learning, implementation in RT3D with 360 degree landscape, so that all users are no longer bound to bult World with improved digital life experience.

(2)

AIU (Artificial Intelligent Universe) IAAS service provides software & hardware infrastructure (IAAS) to Metaverse business operator or individual users. It improves the accessibility of rendering modes through cloud computing and edge computing algorithms and computing power to improve the virtual world. Use of spatial localization algorithm, virtual scene fitting, real-time network transmission, GPU server, and edge computing to reduce cost and network congestion. Reduce the performance threshold requirements for terminal equipment, and improve the immersive user experience.

For above, we provided online training system and applications to academic and professional training centers by charging users one-time sign-up fees plus consumption usage/hours one month following the month sales.

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

As of August 31, 2021, we recognized ROU assets of RMB1,632.2 million and total lease liabilities (including current and non-current) RMB1,550.9 million for operating leases. There were no ROU assets in fiscal 2022 due to classified as discontinued operations.

We have gradually terminated our after-school tutoring services related to academic subjects business since August 2021, and officially ceased our all business in October 2021. By the end of August 31, 2022, all rental deposits related to those early terminated lease contracts have been expensed as the early termination penalty by the Company.

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

We determined that we have five reporting units. Goodwill was allocated to five reporting units as of 2020 and 2021. We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

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

Affected by the Opinion and a related series of notice, administrative measures or circular, all subsidiaries acquired by the Company also terminated their education programs and learning centers from August 2021 gradually. In fiscal 2021, we recognized an impairment loss with amount of RMB 1.08 billion (US$166.6 million) for goodwill.

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

In 2020, 2021 and 2022, we evaluated our investments, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, its intent and ability to hold the investment and the invested companies’ financial performance and near-term prospects. Based on the evaluation, we recorded impairment loss of RMB161.6 million, RMB1.7 billion and RMB nil million (US$ nil million) for the years ended August 31, 2020, 2021 and 2022, respectively. The impairment loss accrued for the long-term investment is mainly driven by the Opinion and a related series of notice, administrative measures or circular, which affected on the business of all of our invested companies.

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

All the outstanding employee stock options were cancellation in fiscal 2022.

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

	Year Ended	Year Ended	Year Ended
	August 31, 2020	August 31, 2021	August 31, 2022
Risk-free interest rate	0.65%-1.92%	0.65%-1.92%	0.65%-1.92%-
Expected volatility	51.8%-52.7%	33.27%	99.7%
Suboptimal exercise factor	2.20-2.80	2.20-2.80	2,2-2.8
Fair value per ordinary share	US$0.05-US$0.12	US$0.05-US$0.12	US$0.98-US$7.25

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

We calculated the estimated fair value of the share options under the Domestic Plan on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of the share options granted under the Domestic Plan is summarized in the following table:

For the year ended August 31, 2020
Risk-free interest rate	0.65%-1.92%
Expected volatility	51.8%-52.7%
Suboptimal exercise factor	2.20-2.80
Fair value per ordinary share	US$0.05-US$0.12

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

We calculated the estimated fair value of the restricted shares on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of the restricted shares is summarized in the following table:

For the year ended
August 31, 2021
Risk-free interest rate	0.65%-1.92%
Expected volatility	33.27%
Suboptimal exercise factor	2.20-2.80
Fair value per ordinary share	US$0.05-US$0.12

A summary of the share option activities under the Amended and Restated 2015 Plan is as follows:

	Number of share options	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		US$	US$	US$
Outstanding as of September 1, 2019	393,844,018	0.05	0.13	53,966	7.80
Granted	93,574,240	0.05	0.10	-	-
Forfeited	(29,876,751)	0.11	0.11	-	-
Exercised	(65,654,200)	0.01	0.13	-	-
Outstanding as of August 31, 2020	391,887,307	0.05	0.04	31,356	7.57
Granted	115,241,400	0.04	0.05	-	-
Forfeited	(82,902,302)	0.03	0.05	-	-
Exercised	(81,138,360)	0.02	0.05	-	-
Outstanding as of August 31, 2021	343,088,045	0.06	0.04	1,375	5.58
Granted
Cancelled	(343,088,045)	0.06	0.04
Exercised
Outstanding as of August 31, 2022	-

A summary of the Restricted Shares activities under the Amended and Restated 2015 Plan is as follows:

				Weighted
		Weighted		average
	Number of	average	Aggregate	remaining
	Restricted	grant date	intrinsic	contractual
	Shares	fair value	value	term
		US$	US$
Outstanding as of September 1, 2020	47,408,631	0.07	5,025	0.01
Granted	5,502,840	0.11	-	-
Forfeited	(7,949,681)	0.19	-	-
Exercised	(2,185,400)	0.22	-	-
Outstanding as of August 31, 2021	42,776,390	0.17	596	1.61
Granted
Cancelled	(42,776,390)	0.17
Exercised
Outstanding as of August 31, 2022	-

A summary of the activities under the Domestic Plan is as follows:

		Weighted	Weighted
	Number of	average	average	Aggregate
	share	purchase	grant date	intrinsic
	options	price	fair value	value
		RMB	RMB	RMB
Outstanding as of September 1, 2018	120,000	93.33	151.19	79,990
Granted	10,000	80.00	148.47	-
Forfeited	(60,000)	93.33	151.19	-
Outstanding as of August 31, 2019	70,000	91.43	150.80	39,687
Granted	-	-	-	-
Forfeited	-	-	-	-
Outstanding as of August 31, 2020	(70,000)	91.43	150.80	-
Granted
Forfeited
Exercised
Outstanding as of August 31, 2021	-
Granted
Exercised
Vested and expected to vest as of August 31, 2022	-

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

We recognized total share-based compensation expenses of RMB138.0 million, RMB42.9 million and nil for the years ended August 31, 2020, 2021 and 2022, respectively.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented. Due to the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education issued by the General Office of the CPC Central Committee and the General Office of the State Council in July 24, 2021, the company suspended all education programs and learning centers and the services relating to premium K-12 after-school education and premium young children education services and classified as discontinued operations in October 2021.

This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	Year Ended August 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
OneSmart VIP business	2,625,179	76.3	2,780,106	81.2	-	-	-
OneSmart Young Children Education business	599,414	17.4	546,487	16.0	-	-	-
OneSmart Online	103,848	3.1	48,076	1.4	-	-	-
Other	110,440	3.2	48,741	1.4	-	-	-
Artificial Intelligent Universe IAAS	-	-	-	-	2,411	350	83.5
Artificial Intelligent Education	-	-	-	-	12,194	1,770	16.5
Total net revenues	3,438,881	100.0	3,423,410	100.0	14,605	2,120	100.0
Artificial Intelligent Universe IAAS	-	-	-	-	(2,001)	(290)	(78.2)
Artificial Intelligent Education	-	-	-	-	(10,787)	(1,566)	(89.5)
Total Cost of revenues	(2,169,739)	(63.1)	(2,093,743)	(61.2)	(12,787)	(1,856)	(87.6)
Artificial Intelligent Universe IAAS	-	-	-	-	410	81	21.8
Artificial Intelligent Education	-	-	-	-	1,407	308	17.6
Total Gross profit	1,269,142	36.9	1,329,667	38.8	1,818	264	12.5
Operating expenses (1)
Selling and marketing expenses	(820,883)	(23.9)	(930,140)	(27.2)	-	-	-
General and administrative expenses	(810,936)	(23.6)	(5,261,978)	(153.7)	(368,116)	(53,435)	(2,520.5)
Total operating expenses	(1,631,819)	(47.5)	(6,192,118)	(180.9)	(368,116)	(53,435)	(2,520.5)
Operating income/(loss)	(362,677)	(10.5)	(4,862,451)	(142.0)	(366,298)	(53,171)	(2,508.1)
Interest income	37,393	1.1	9,443	0.3	4	1	0.03
Interest expense	(103,600)	(3.0)	(98,302)	(2.9)	(51,032)	(7,409)	(349.4)
Other income	93,894	2.7	99,335	2.9	-	-	-
Other expenses	(453,391)	(13.2)	(135,239)	(4.0)	-	-	-
Foreign exchange gain/(loss)	(69)	(0.0)	3,295	0.1	18	3	-
Income/(loss) before income tax and share of net (loss)/income from equity interests	(788,450)	(22.9)	(4,983,919)	(145.6)	(417,307)	(60,575)	(2,857.3)
Income tax (expense)/benefit	37,785	1.1	(30,870)	(0.9)	-	-	-
Income/(loss) before share of net (loss)/income from equity investees	(750,665)	(21.8)	(5,014,789)	(146.5)	(417,307)	(60,575)	(2,857.3)
Share of net (loss)/income from equity investees	(17,977)	(0.5)	(10,705)	(0.3)	-	-	-
Income from discontinued operations					(782,685)	(113,614)	(5,359.0)
Net income/(loss)	(768,642)	(22.3)	(5,025,494)	(146.8)	(1,199,992)	(174,189)	(8,216.3)

Note:

(1).	Including share-based compensation expenses as set forth below:

	Year Ended August 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of Share-based Compensation Expenses
Selling and marketing	674	110	-	-
General and administrative	137,312	42,752	306,832	44,539
Total	137,986	42,862	306,832	44,539

Fiscal Year Ended August 31, 2022 compared to Fiscal Year Ended August 31, 2021

Net Revenues. Due to the Double Reduction policy aforementioned, in 1st quarter of fiscal year 2022, we suspended our after-school tutoring service segment where the revenues accounted for a majority of our total revenues in fiscal year 2021 and classified as discontinued operations.

The above Alleviating Burden Opinion provides that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (iii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion.

In order to comply with the above applicable rules and regulations, we shut down all the education programs and learning centers in China and began to transform ourself into a different sector in Metaverse business. In fiscal year 2022, all our revenues derived from artificial intelligent education and artificial intelligent universe IAAS. Accordingly, our net revenues changed dramatically from nil in the fiscal year 2021 to RMB14.6 million (US$2.1 million) in the fiscal year 2022 due to the classification of the education related revenue to the discontinued operations in fiscal year 2022.

Cost of Revenues. Our cost of revenues increased by 100% from nil in fiscal year 2021 to RMB12.8 million (US$1.9 million) in the fiscal year 2022 which was in line with the decrease in revenues as we shut down all education programs and learning centers in China and classified as discontinued operations in October, 2021 (1st quarter of fiscal year 2022) in order to comply with the above Alleviating Burden Opinion.

Gross Profit and Gross Margin. As a result of the factors set out above, our gross profit increased by 100% from nil in fiscal 2021 to RMB1.8 million (US$0.3 million) in fiscal year 2022.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 100.0% from RMB0.11 million (US$0.02 million) in fiscal 2021 to nil in fiscal 2022 mainly attributable to a decrease in sales and marketing expenses from the discontinued operation.

General and Administrative Expenses. Our general and administrative expenses increased by 489.1% from RMB62.5 million (US$9.6 million) in fiscal 2021 to RMB368.1 million (US$53.4 million) in fiscal 2022 was mainly attributable to the one-time expenses in RMB306.8 million (US$44.5 million) recognized to the vested outstanding stock options issued to the terminated staff due to Double Reduction policy.

Operating Loss. As a result of the factors set out above, we had RMB62.6 million (US$9.6 million) operating loss in fiscal 2021 and RMB366.3 million (US$53.2 million) operating loss in fiscal 2022.

Loss from Continuing Operations

As a result of the foregoing, loss from continuing operations increased by 329.4% from RMB109.9 million (US$16.9 million) in fiscal 2021 to RMB362.7 million (US$52.6 million) in fiscal 2022.

Loss per Share

Basic and diluted loss per share from continuing operations was RMB0.0377(US$0.0055) in fiscal 2022 as compared to a loss of RMB0.0166(US$0.0025) in fiscal 2021. Basic and diluted income per share attributable to discontinued operations was RMB0.0673(US$0.0098) in fiscal 2022 as compared to a loss of RMB0.7377(US$0.1131) in fiscal 2021.

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

Other Income. We recorded other income of RMB93.9 million and RMB99.3 million (US$15.4 million) in the fiscal year 2020 and 2021, respectively. Other income in the fiscal year 2021 was mainly attributable to government subsidies in the form of cash and taxation award during COVID 19 pandemic period, and gains from disposals of investment. However, government subsidies in the form of cash and taxation award are discretionary in nature and we do not believe that the increase in government subsidies during the referenced period is reflective of a known trend.

Other Expense. We recorded other expense of RMB453.4 million and RMB135.2 million (US$20.9 million) in the fiscal year 2020 and 2021, respectively. The decrease was primarily due to more operating efficiency of our learning centers and program offerings.

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

Our management has considered whether there is substantial doubt about our ability to continue as a going concern due to (1) loss from continuing operations of approximately RMB0.4 billion (US$60.6 million) for the year ended August 31, 2022, (2) accumulated deficit of approximately RMB11.2 billion (US$1.6 billion); (3) the working capital deficit of approximately RMB5.1 billion (US$746.5 million) as of August 31, 2022; (4) net operating cash used of approximately RMB287.6 million (US$41.8 million) for the year ended August 31, 2022; and the cash and cash equivalents were RMB202.4 million (US$29.4 million) for the year ended August 31, 2022. Cash and cash equivalents primarily consist of cash in bank. Based on the above considerations, the Company’s management is of the opinion that we will probably not having sufficient funds to meet our working capital requirements and debt obligations as they become due starting from one year from the date of this report. As a result, the Company’s management has determined there is substantial doubt about our ability to continue as a going concern. In evaluating if there is substantial doubt about the ability to continue as a going concern, we are trying to alleviate the going concern risk through (1) equity or debt financing, (2) increasing cash generated from new business model operations, and (3) Debt divestiture, to meet our anticipated working capital requirements for at least the next 12 months. We may, however, need additional capital in the future to fund our operation. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders.

We entered into certain securities purchase agreement on January 24, 2022 (the “SPA”) with certain non-affiliated and accredited “non-U.S. Persons”, (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 8,000,000,000 Class A ordinary shares, (the “Shares”) par value $0.000001 per share, at a per share purchase price $0.0035625 (the “Offering”), which is 90% of the average NYSE official closing price of the ADS divided by 1,000, the current conversion ratio of ADS, for the three trading days immediately preceding the execution of the SPA. On February 11, 2022, the Offering closed as all the conditions of the SPA have been satisfied and we issued the Shares to the Purchasers. The gross proceeds to the Company from the Offering were $28.5 million.

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

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended August 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow:
Net cash provided by operating activities	240,692	138,343	(301,944)	(43,830)
Net cash used in investing activities	(906,931)	(147,947)	79,715	11,571
Net cash provided by financing activities	648,759	(935,190)	156,251	22,681
Effect of exchange rate changes	(23,647)	(15,848)	(5,361)	(778)
Net increase/(decrease) in cash and cash equivalents and restricted cash	(41,127)	(960,642)	(57,249)	(8,311)
Cash and cash equivalents and restricted cash, at beginning of year	1,386,412	1,345,285	384,643	55,834
Cash and cash equivalents and restricted cash, at end of year	1,345,285	384,643	313,304	45,479

Operating Activities

Net cash generated from operating activities in the fiscal year ended August 31, 2022 was RMB301.9 million (US$41.8 million). The difference between our net loss of RMB1.2 million (US$174.2 million) and the net cash generated from operating activities was primarily due to (i) share-based compensation of RMB307.0 million (US$44.5 million), (ii) and was partially offset by a decrease of accrued expenses and other current liabilities of RMB58.3 million (US$8.5 million).

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

Investing Activities

Net cash used in investing activities was RMB79.7 million (US$11.6million) in the fiscal year ended August 31, 2022, primarily due to (i) purchase of short-term investments of RMB59.0 million (US$8.6 million).

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

Financing Activities

Net cash used in financing activities in the fiscal year ended August 31, 2022 was RMB156.3 million (US$22.7 million), primarily due to (i) an increase in the proceeds from the issuance of common stock, net of issuance costs of RMB196.4 million (US$28.5 million), partially offset by repayments of third-party of RMB15.8 million (US$2.3 million).

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

Capital Expenditures

We made capital expenditures of RMB193.2 million, RMB20.5 million and nil in the fiscal year 2020, 2021 and 2022, respectively. The decrease of capital expenditures in the fiscal year 2022 was mainly due to the shut-down of learning centers due to the Double Reduction Policy in July 2021. Our capital expenditures have been primarily funded by cash generated from our operations.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company-B. Business Overview-Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended August 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates and Policies

Management’s discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our financial statements reflect the selection and application of accounting policies, which require management to make significant estimates and judgments. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following reflects the more critical accounting policies that currently affect our financial condition and results of operations.

Discontinued Operations

On November 25, 2022, Meta Data Limited (the “Seller”) completed the transfer of its ownership of OneSmart Edu Inc. (“OneSmart BVI”) to Muckle Capital Investment Co., Ltd. (the “Buyer”), an unrelated third party for a total price of US$ 1 million, pursuant to a Share Transfer Agreement entered into by the Seller and the Buyer on October 28, 2022 and approved by the Board of Directors on July 11, 2022. As the Company believed that no continued cash flow would be generated by the sold component, in accordance with ASC 205-20, the Company presented the operating results from OneSmart BVI has been presented as discontinued operations within the accompanying consolidated financial statements of the Company.

Segment Information Reclassification

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

On July 24, 2021, the General Office of Central Committee of the Communist Party of China and the General Office of the State Council jointly released Opinions on what they termed “Further Reducing the Burden of Homework and Off-campus Tutoring for Compulsory Education Students,” (the “Double Reduction Policy”), which basically requires suspension of all subject-based off-campus tutoring business targeting pre-school kids and K12 students. As a result, on October 12, 2021, the Company suspended all education programs and learning centers in China. The Company classified the education related operation into discontinued operation in fiscal 2022. In accordance with the Company’s new business strategy, the Company classified business segment into Artificial Intelligent Education (AIE) service and Artificial Intelligent Universe (AIU) IAAS service.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiaoming Li	40	Chairman and Chief Executive Officer
Chee Jiong Ng	51	Chief Financial Officer
Dr. Robert Angell	61	Independent Director
Dr. Mengchu Zhou	59	Independent Director
Yanyi Tang	38	Independent Director
Shengcong Ma	48	Director and Chief Operating Officer

Mr. Xiaoming Li, aged 40, has served as the CEO of Henan Shenglong Culture Communication Co., Ltd. since December 2019. From December 2016 to May 2019, he served as the chief technical officer of Shenzhen Aladdin Technology Development Co., Ltd. Mr. Li served as a professor at Henan Agricultural University’s enterprise, Henan Big Feed Technology Co., Ltd., where he taught in the teaching and research department, as well as actively researching the development and direction of contemporary education and new educational technology systems. Mr. Li graduated from Henan University of Economics and Law, China, with a bachelor’s degree in software engineering with a concentration in IT and education.

Mr. Chee Jiong Ng, served as chief financial officer of Dunxin Financial Holdings Ltd (NYSE: DXF) from June 2010 to May 2021. Mr. Ng has more than 20 years of experience in the finance sector and has served in various management roles at several companies before joining the Company. Mr. Ng has been qualified as a Certified Public Accountant of the Australian Society of Certified Public Accountants since 1999. Mr. Ng received his bachelor’s degree in Economics from the University of Sydney, Australia and his master’s degree in Commerce from the University of New South Wales, Australia.

Mr. Shengcong Ma served as the vice president of Aier Medical Investment Group CO., Ltd. from March 2017 to March 2021. From October 2016 to March 2021, he served as the general manager of Aier Health Insurance Co., Ltd. Mr. Ma was a member of the Technology Committee of Anbang Insurance Group and also the general manager of its Community Finance Business Department from October 2014 to March 2017. From October 2010 to October 2014, Mr. Ma served as the deputy general manager of the Shandong Banking Insurance Division of Centennial Life Corporation. Mr. Ma received his bachelor’s degree in Industrial and Foreign Trade from the Beijing Technology and Business University, an MBA from The Open University of Hong Kong, and an Executive MBA from Peking University National Development Research Institute.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended August 31, 2022, we paid an aggregate of RMB2.2 million (US$0.3 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

As of the date of this annual report, all the outstanding options unvested has been cancelled as the grantees’ service contracts were terminated due to the impact of Double Reduction policy on education from Chinese’s central government in 2021.

As of the date of this annual report, other employees, including certain former employees, as a group held outstanding options awarded to purchase 343,088,045 Class A ordinary shares of our company, with exercise price of US$0.0003 - 0.2225 per share.

Restricted shares issued to the founding shareholders of Shanghai Yimi

On February 1, 2020, we granted 9,677,288 restricted shares to the founding shareholders of Shanghai Yimi in connection with Yimi transactions. The vesting of the restricted shares is subject to the achievement of certain online tutoring business from Yimi Cayman and Shanghai Yimi. If performance target is achieved, 50% of the restricted shares shall vest on January 1, 2021 and remaining 50% shall vest on January 1, 2022. All the outstanding restricted shares have been cancelled due to the impact of Double Reduction policy on education from Chinese’s central government in 2021.

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 21, 2022 by:

●	each of our directors and executive officers; and

●	each person known to us owning beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 36.0 billion ordinary shares outstanding as of December 21, 2022, including (i) 36.0 billion Class A ordinary shares, and (ii) nil Class B ordinary shares.

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

	Class A ordinary	Class B ordinary	Total ordinary shares on an as converted		% of aggregate voting
	shares	shares	basis	%	power
Directors and Executive Officers**:
Xiaoming Li	-	-	-	-	-
Chee Jiong Ng	100,000	-	-	*	*
Dr. Robert Angell	100,000	-	-	*	*
Dr. Mengchu Zhou	100,000	-	-	*	*
Yanyi Tang	100,000	-	-	*	*
Shengcong Ma	100,000	-	-	*	*
All Directors and Executive Officers as a Group	500,000	-	-	*	*
Principal Shareholders:
Metaverse Digital Investment Co., Limited (1)	2,290,430,016	-	2,290,430,016	6.4	6.4
Origin Investment Holdings Limited and its affiliates (2)	926,285,677	-	926,285,677	2.6	2.6

*	Less than 1% of our total outstanding shares.

**	Except as otherwise indicated below, the business address of our directors and executive officers is Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street, Sha Tin New Territories, Hong Kong

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents 2,290,430,016 Class A ordinary shares held by Metaverse Digital Investment Co., Limited, a Hong Kong corporation. The registered address of Metaverse Digital Investment Co., Limited is Rm 517, New City Centre, 2 Lei Yue Mun Road, Kwun Tong, Kowloon, Hong Kong SAR.

(2)	Represents 926,285,677 Class A ordinary shares held by Origin Investment Holdings Limited, is an exempted company incorporated in the Cayman Islands, and its affiliates. The registered address of Origin Investment Holdings Limited is 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

To our knowledge, as of December 21, 2022, 3.2 billion of our ordinary shares were held by record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Demand Registration Rights. At any time or from time to time after the earlier of (i) the third (3rd) anniversary of the Shareholders Agreement or (ii) the date that is six (6) months after the consummation of the IPO, any holder of 50% of the registrable securities or holders of 50% of the registrable securities then outstanding has the right to demand in writing that we effect a registration of registrable securities (together with the registrable securities which the other holders elect to include in such registration). We, however, are not obligated to consummate a registration if we have consummated three registrations. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in good faith judgment that filing of a registration in the near future will be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such period. Further, if the registrable securities are offered by means of an underwriting and the underwriter advises us in writing that marketing factors require a limitation of the number of securities to be underwritten, a maximum of 75% of such registrable securities may be first reduced as required by the underwriters and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that in no event may any registrable securities be excluded from such underwriting unless all other securities are first excluded.

Registration on Form F-3 or Form S-3s. Any holder of 15% of registrable securities of holders of 15% of the registrable securities then outstanding have the right to request us to file a registration statement on Form F-3 or Form S-3 if we qualify for registration on Form F-3 or Form S-3. We, however, are not obligated to consummate a registration (i) if we have consummated two registrations within any twelve-month period; and (ii) if the aggregate offering price to the public of such registration is less than US$2,000,000. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in good faith judgment that filing of a registration in the near future will be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such period.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-A. Directors and Senior Management-Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees-B. Compensation-Amended and Restated 2015 Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

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

The following table presents the total number of the lawsuits by category, the amount involved in thousands, and the scope of the amount per case in each category (classified to the discontinued operations in fiscal 2022):

	Numbers	Total amount involved (thousands)	Amount involved scope per case (thousands)
Amounts in thousands of Renminbi (“RMB”) except for number of cases		RMB	RMB
Lease	5	2,167	From 371 to 797
Advertisement	1	3,969	3,969
Technology Service	2	504	From 237 to 266
Education Service	99	3,795	From 9 to 2,378
Purchase	4	2,424	From 49 to 1,298
Property Preservation	2	2,440	From 62 to 2,377
Decoration	3	4,020	From 680 to 2,540
Total	116	19,320

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in Hong Kong and Wyoming, U.S. for our cash requirements, including any payment of dividends to our shareholders. See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations Related to Our Business Operation in Hong Kong-Regulations related to Hong Kong Taxation.”

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

D. Exchange Controls

The Cayman Islands, British Virgin Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

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

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our ADSs, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our ADSs. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the ADSs.

●	Revenues gains from the sale of our ADSs by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of ADSs, where the purchases and sales of the ADSs are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the ordinary shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the ADSs.

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

We do not believe that we were a PFIC for the taxable year ended August 31, 2022 and do not anticipate becoming a PFIC for the foreseeable future. While we do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to Wind Information (www.wind.com.cn), the year-over-year percent changes in the consumer price index for November 2022 was 2.02%. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021 was 0.9%. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in U.S. dollars, and Hong Kong dollars. To date, we have not used any derivative financial instruments to hedge exposure to such risk. Financial instruments held for proprietary trading are denominated in Hong Kong dollars, and U.S. dollars. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and Hong Kong dollar. We may seek to reduce the currency risk by entering into foreign currency instruments.

To the extent we need to convert U.S. dollars into Hong Kong dollars for our operations, appreciation of Hong Kong dollar against the U.S. dollar would reduce the amount in Hong Kong dollars we receive from the conversion. Conversely, if we decide to convert Hong Kong dollars into U.S. dollars for the purpose of making payments for dividends on our ADSs, or for other business purposes, appreciation of the U.S. dollar against the Hong Kong dollar would reduce the U.S. dollar amounts available to us.

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

With regard to interest rate sensitivity on our loans, we present the sensitivity analysis below based on the exposure to interest rates for interest bearing loans with variable interest rates as of August 31, 2022. The analysis is prepared assuming that those balances outstanding as of August 31, 2022 were outstanding for the whole financial year. A 1.0% increase or decrease which represents the management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest bearing loans balances with floating interest rates as of August 31, 2022, a 1.0% increase or decrease in each applicable interest rate would add or deduct RMB13.8 million (US$2.0 million) to our interest expense for the fiscal year ended August 31, 2022.

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

Fees and Other Payments Made by the Depositary to US

The depositary anticipates to make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We did not receive such reimbursement from the depositary in the fiscal year ended August 31, 2022.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of August 31, 2022. Based upon that evaluation, our management has concluded that, due to the material weakness identified below, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of August 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of August 31, 2022 because of the material weakness described below.

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

To remedy our identified material weakness subsequent to August 31, 2022, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control, (iv) hiring professional management personnel. However, we cannot assure you that we will remediate our material weaknesses in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees-C. Board Practices.”

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in March 2018. We have posted a copy of our code of business conduct and ethics on our website at http://www.aiumeta.com/en/Investors.html

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by OneStop Assurance PAC, our independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

OneStop Assurance PAC

	Year Ended August 31,
	2021	2022
	(in US$ thousands)
Audit fees (1)	380	350
All other fees (2)	-	-
Tax fees (3)	-	-

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, net of out-of-pocket expenses incurred and taxes.

(2)	“All other fees” represents the aggregate fees billed listed for services rendered by our principal auditors associated with certain due diligence project and review of our financial statements and not reported under “Audit fees” in the fiscal year of 2021 and 2022, respectively, net of out-of-pocket expenses incurred and taxes.

(3)	“Tax fees” represents the aggregate fees billed listed for the professional tax services rendered by our principal auditors.

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

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Sixth amended and Restated Memorandum and Articles of Association of the Registrant, effective April 28, 2022 (incorporated herein by reference to Exhibit 1.1 to the annual report on Form 20-F filed with the SEC on May 23, 2022)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 filed on March 16, 2018 (File No. 333-223406))
2.2	Registrant’s Specimen Certificate for ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed on March 16, 2018 (File No. 333-223406))
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 filed on March 16, 2018 (File No. 333-223406))
2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F filed with the SEC on December 31, 2020)
8.1*	List of Subsidiaries
10.1

Share Purchase Agreement by and among Muckle Capital Investment Co., Ltd., One Smart Edu Inc. and Meta Data Limited, dated October 28, 2022 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed with the SEC on November 3, 2022)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of OneStop Assurance PAC, an independent registered public accounting firm
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Meta Data Limited

	By:	/s/ Xiaoming Li
		Name:	Xiaoming Li
		Title:	Chief Executive Officer

Date: December 30, 2022

META DATA LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Meta Data Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Meta Data Limited (the “Company”) and subsidiaries as of August 31, 2022 and 2021, the related consolidated statements of loss, comprehensive loss, shareholders’ equity/(deficit) and cash flows for each of the three years in the period ended August 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company at August 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2022, in conformity with U.S. generally accepted accounting principles.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared on a basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses from operations of RMB 1.2 billion, is in default of its debt obligations and as of August 31, 2022 was in net liability and shareholders’ deficit position of RMB 5.4 billion. As shown in the accompanying consolidated financial statements as of August 31, 2022, the Company had net cash decreased of RMB57 million and RMB961 million for the years ended August 31, 2022 and 2021, respectively. Between July 2021 and September 2021, the General Office of Ministry of Education issued a series of rules, regulations, notices and circulars on further alleviating the burden of homework and after-school tutoring for students in compulsory education. In order to comply with all applicable rules and regulations in providing educational services, the Company ceased all the domestic education programs and learning centers operations in China on October 12, 2021. The aforementioned matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainty.

As of August 31, 2022, the Company had cash balance of RMB202 million and restricted cash of nil (classified as discontinued operations). The Company has historically met its cash needs through a combination of cash flows from operating activities, proceeds from bank loans and proceeds from disposal of short-term investments. The cash requirements of the Company are generally for operating activities, repayments of bank loans, purchase of property and equipment and excess cash was used in the purchase of short-term and long-term investments.

In evaluating if there is substantial doubt about the ability to continue as a going concern, the Company is trying to alleviate the going concern risk through (1) equity or debt financing, (2) increasing cash generated from new business model in artificial intelligent education service and artificial intelligent universe IAAS service, and (3) debt divestiture, to meet its anticipated working capital requirements for at least the next 12 months. The Company may, however, need additional capital in the future to fund its further expansion. If the Company determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, the Company may seek to issue equity or debt securities or obtain credit facilities. The issuance of additional equity would result in dilution to shareholders of the Company. Management’s plans in regard to these matters are described in Note 2(b) to the consolidated financial statements.

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

/s/ OneStop Assurance PAC

We have served as the Company’s auditor since 2022.

Singapore

December 30, 2022

PCAOB ID#: 6732

META DATA LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of August 31,
	Notes	2021	2022	2022
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5	27,150	202,411	29,382
Restricted cash	5	12,046	-	-
Amount due from a related party		-	-	-
Short-term investments	6	68,575	14,160	2,056
Prepayments and other current assets		-	-	-
Current assets from discontinued operations	21	358,447	124,983	18,142
Total current assets		466,218	341,554	49,580

Non-current assets:
Property and equipment, net		-	-	-
Intangible assets, net		-	-	-
Long-term investments		-	-	-
Goodwill		-	-	-
Deferred tax assets		-	-	-
Amount due from a related party		-	-	-
Operating lease right-of-use assets		-	-	-
Other non-current assets		-	-	-
Non-current assets from discontinued operations	21	36,955	-	-
Total non-current assets		36,955	-	-
Total assets		503,173	341,554	49,580

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	7	13,019	71,367	10,359
Loan payables	12	-	31,001	4,500
Income taxes payable		-	-	-
Prepayments from customers		-	-	-
Amounts due to related parties		-	-	-
Short-term loans	11		1,516	220
Operating lease liabilities, current portion		-	-	-
Current liabilities from discontinued operations		4,303,626	4,958,115	719,715
Long-term loans, current portion	11	400,932	421,880	61,240
Total current liabilities		4,717,577	5,483,879	796,034

Non-current liabilities:
Deferred tax liabilities		-	-	-
Long-term loans	11	-	-	-
Convertible senior notes	13	226,114	241,115	35,000
Unrecognized tax benefit		-	-	-
Operating lease liabilities, non-current portion		-	-	-
Other non-current liabilities		-	-	-
Non-current liabilities from discontinued operations	21	180,727	-	-

Total non-current liabilities		406,841	241,115	35,000
Total liabilities		5,124,418	5,724,994	831,034
Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares and 40,000,000,000 shares authorized; 4,321,229,545 issued and outstanding as of August 31, 2021 and 14,611,659,561 issued and outstanding as of August 31, 2022, respectively)	10	26	97	14
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 and nil issued and outstanding as of August 31, 2021 and August 31, 2022, respectively)	10	16	-	-
Treasury stock		(344)	-	-
Additional paid-in capital	8	5,337,962	5,829,135	846,151
Statutory reserves	9	16,427	16,427	2,385
Accumulated deficit		(10,078,429)	(11,242,003)	(1,631,878)
Accumulated other comprehensive income	15	92,693	38,918	5,650
Total Meta Data Limited shareholders’ equity		(4,631,649)	(5,357,426)	(777,678)
Non-controlling interests		10,404	(26,014)	(3,776)
Total shareholders’ equity		(4,621,245)	(5,383,440)	(781,454)
Total liabilities, non-controlling interests and shareholders’ equity		503,173	341,554	49,580

The accompanying notes are an integral part of these consolidated financial statements.

META DATA LIMITED

CONSOLIDATED STATEMENTS OF INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the years ended August 31,
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Net revenues	4	-	-	14,605	2,120
Cost of revenues		-	-	(12,787)	(1,856)
Gross profit		-	-	1,818	264

Operating expenses:
Selling and marketing		674	110	-	-
General and administrative		140,821	62,492	368,116	53,435
Total operating expenses		141,495	62,602	368,116	53,435
Operating loss		(141,495)	(62,602)	(366,298)	(53,171)

Interest income		2,083	5,678	4	1
Interest expense		(58,857)	(51,335)	(51,031)	(7,408)
Other income		-	-	-	-
Other expense		-	-	-	-
Foreign exchange gain/(loss)		4,336	(1,655)	18	3
Loss before income tax and share of net loss from equity investees		(193,933)	(109,914)	(417,307)	(60,575)
Income tax (expense)/benefit	10	-	-	-	-
Loss before share of net loss from equity investees		(193,933)	(109,914)	(417,307)	(60,575)
Share of net loss from equity investees		-	-	-	-
Net loss from continuing operations		(193,933)	(109,914)	(417,307)	(60,575)
Discontinued Operations
Net loss from discontinued operations		(574,709)	(4,915,580)	(782,685)	(113,614)
Net loss		(768,642)	(5,025,494)	(1,199,992)	(174,189)
Add: Net loss attributable to non-controlling interests		38,813	37,927	36,418	5,286
Net loss attributable to Meta Data Limited’s shareholders		(729,829)	(4,987,567)	(1,163,574)	(168,903)
Net loss attributable to ordinary shareholders of Meta Data Limited		(729,829)	(4,987,567)	(1,163,574)	(168,903)

Basic loss per share:
Continuing operations	14	(0.0301)	(0.0166)	(0.0377)	(0.0055)
Discontinuing operations	14	(0.0832)	(0.7377)	(0.0673)	(0.0098)

Diluted loss per share:
Continuing operations	14	(0.0301)	(0.0166)	(0.0377)	(0.0055)
Discontinuing operations	14	(0.0832)	(0.7377)	(0.0673)	(0.0098)

Shares used in loss per share computation (in millions of shares):
Basic	14	6,443	6,612	11,082	11,082
Diluted	14	6,443	6,612	11,082	11,082

The accompanying notes are an integral part of these consolidated financial statements.

META DATA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the years ended August 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net loss	(768,642)	(5,025,494)	(1,199,992)	(174,189)
Other comprehensive loss:
Unrealized gain on available-for-sale investments, net of tax	1,676	(11,695)	-	-
Foreign currency translation adjustment	10,343	5,221	(53,775)	(8,723)
Comprehensive loss	(756,623)	(5,031,968)	(1,253,767)	(182,912)
Add: Comprehensive loss attributable to non-controlling interests	38,813	37,927	36,418	5,286
Comprehensive loss attributable to Meta Data Limited’s shareholders	(717,810)	(4,994,041)	(1,217,349)	(177,626)

The accompanying notes are an integral part of these consolidated financial statements.

META DATA LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of		Additional				Accumulated other	Meta Data Limited	Non-	Total
	ordinary	Ordinary	paid-in	Treasury	Statutory	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	shares	shares	capital	Stock	reserves	deficit	income	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of August 31, 2019	6,427,103,843	42	5,501,992	(203,759)	7,080	(4,300,153)	87,148	1,092,350	65,123	1,157,473
Comprehensive income	-	-	-	-	-	(729,829)	12,019	(717,810)	(38,813)	(756,623)
Appropriation of statutory reserves	-	-	-	-	5,190	(5,190)	-	-	-	-
Share repurchase (Note 10)	(76,586,600)	(1)	-	(70,889)	-	-	-	(70,890)	-	(70,890)
Exercise of employee stock options	92,428,720	1	7,774	-	-	-	-	7,775	-	7,775
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	39,198	39,198
Disposal of interests in subsidiaries	-	-	25	-	-	-	-	25	(25)	-
Disposal of subsidiaries	-	-	-	-	-	-	-	-	3,944	3,944
Acquisition of noncontrolling interests	-	-	(48,799)	-	-	-	-	(48,799)	(21,285)	(70,084)
Distribution to noncontrolling interests	-	-	-	-	-	-	-	-	(7,056)	(7,056)
Capital contribution	-	-	-	-	-	-	-	-	250	250
Share-based compensation (Note 8)	-	-	137,986	-	-	-	-	137,986	-	137,986
Balance as of August 31, 2020	6,442,945,963	42	5,598,978	(274,648)	12,270	(5,035,172)	99,167	400,637	41,336	441,973

META DATA LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

							Accumulated	Meta Data
	Number of		Additional				other	Limited	Non-	Total
	ordinary	Ordinary	paid-in	Treasury	Statutory	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	shares	shares	capital	Stock	reserves	deficit	income	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of August 31, 2020	6,442,945,963	42	5,598,978	(274,648)	12,270	(5,035,172)	99,167	400,637	41,336	441,973
Comprehensive loss	-	-	-	-	-	(5,043,257)	(6,474)	(5,049,731)	(30,932)	(5,080,663)
Appropriation of statutory reserves	-	-	-	-	4,157	-	-	4,157	-	4,157
Exercise of employee stock options	168,713,598	-	(303,878)	274,304	-	-	-	(29,574)	-	(29,574)
Share-based compensation (Note 8)	-	-	42,862	-	-	-	-	42,862	-	42,862
Balance as of August 31, 2021	6,611,659,561	42	5,337,962	(344)	16,427	(10,078,429)	92,693	(4,631,649)	10,404	(4,621,245)

META DATA LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

							Accumulated	Meta Data
	Number of		Additional				other	Limited	Non-	Total
	ordinary	Ordinary	paid-in	Treasury	Statutory	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	shares	shares	capital	Stock	reserves	deficit	income	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of August 31, 2021	6,611,659,561	42	5,337,962	(344)	16,427	(10,078,429)	92,693	(4,631,649)	10,404	(4,621,245)
Comprehensive loss	-	-	-	-	-	(1,163,574)	(53,775)	(1,217,349)	(36,418)	(1,253,767)
Exercise of employee stock options	20,065	-	(344)	344	-	-	-	-	-	-
Disposal of subsidiaries	-	-	(11,596)	-	-	-	-	(11,596)	-	(11,596)
Capital contribution	8,000,000,000	55	196,281	-	-	-	-	196,336	-	196,336
Share-based compensation (Note 8)	-	-	306,832	-	-	-	-	306,832	-	306,832
Balance as of August 31, 2022	14,611,679,626	97	5,829,135	-	16,427	(11,242,003)	38,918	(5,357,426)	(26,014)	(5,383,440)

Balance as of August 31, 2022 in US$	14,611,679,626	14	846,151	-	2,385	(1,631,878)	5,650	(777,678)	(3,776)	(781,454)

The accompanying notes are an integral part of these consolidated financial statements.

META DATA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the years ended August 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net loss	(768,642)	(5,025,494)	(1,199,992)	(174,189)
Net loss from discontinued operations	(574,709)	(4,915,580)	(782,685)	(113,614)
Net loss from continuing operation	(193,933)	(109,914)	(417,307)	(60,575)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	137,986	42,862	306,832	44,539
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	-	13,019	58,348	8,470
Net cash used in operating activities from continuing operations	(55,947)	(54,033)	(52,127)	(7,566)
Net cash provided by (used in) operating activities from discontinued operations	296,639	192,376	(249,817)	(36,264)
Net cash provided by (used in) operating activities	240,692	138,343	(301,944)	(43,830)
Cash flows from investing activities
Purchase of short-term investment	(327,593)	-	-	-
Proceeds from disposal of short-term investments	112,447	219,010	58,965	8,559
Net inflow related to deconsolidation of subsidiaries	-	-	-	-
Amounts due from third parties	98,112	-	-	-

Net cash (used in) provided by investing activities from continuing operations	(117,034)	219,010	58,965	8,559
Net cash (used in) provided by investing activities from discontinued operations	(789,897)	(366,957)	20,750	3,012
Net cash (used in) provided by investing activities	(906,931)	(147,947)	79,715	11,571
Cash flows from financing activities
Repayment of convertible note	-	(491,535)	-	-
Proceeds from issuance of common shares	-	-	196,336	28,500
Repayment of third-party loans	-	-	15,845	2,300
Repayment of bank loans	-	-	(820)	(119)
Proceeds from exercise of share options	7,776	7,570	-	-
Share repurchase	(70,889)	-	-	-
Net cash (used in) provided by financing activities from continuing operations	(63,113)	(483,965)	211,361	30,681
Net cash provided by (used in) financing activities from discontinued operations	711,872	(451,225)	(55,110)	(8,000)
Net cash provided by (used in) financing activities	648,759	(935,190)	156,251	22,681
Effect of exchange rate changes	(23,647)	(15,848)	(5,361)	(778)
Net decrease in cash and cash equivalents and restricted cash	(41,127)	(960,642)	(71,339)	(10,356)
Cash and cash equivalents and restricted cash, at the beginning of year	1,386,412	1,345,285	384,643	55,835
Cash and cash equivalents and restricted cash, at the end of year	1,345,285	384,643	313,304	45,479
Less: Cash and cash equivalents and restricted cash of discontinued operations, at the end of year	1,059,925	345,447	110,893	16,097
Cash and cash equivalents and restricted cash of continuing operations, at the end of year	285,360	39,196	202,411	29,382
Supplemental disclosure of cash flow information:
Interest paid	107,184	87,711	-	-
Income tax paid	29,826	53,532	-	-
Supplemental disclosure of non-cash activities:
Operating lease liabilities arising from obtaining right-of-use assets	313,225	-	-	-
Supplemental disclosure of non-cash investing activities:
Acquisition of subsidiaries with conversion of previously held long-term investments in and loans to the subsidiaries	556,891	-	-	-
Purchase of property and equipment included in accrued expenses and other current liabilities	36,363	1,188	-	-
Purchase of long-term investments included in accrued expenses and other current liabilities	1,336	-	-	-
Contingent consideration for business acquisition included in other non-current liabilities	47,084	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization and Principal Activities

Meta Data Limited (the “Company”, formerly known as “OneSmart International Education Group Limited (“OneSmart”) is a limited company incorporated under the laws of Cayman Islands on March 10, 2017. Since fiscal year 2022, the Company through its consolidated subsidiaries, are engaged in artificial intelligent education service (AIE) and artificial intelligent universe (AIU) IAAS service.

AIE is to build an intelligent training system based on intelligent training plat-from to provide the maximum immersive experience and the best technical foundation for learning, implementation in RT3D with 360-degree landscape, so that all users are no longer bound to bult World with improved digital life experience. AIU IAAS service provides software & hardware infrastructure (IAAS) to Metaverse business operator or individual users. It improves the accessibility of rendering modes through cloud computing and edge computing algorithms and computing power to improve the virtual world. Use of spatial localization algorithm, virtual scene fitting, real-time network transmission, GPU server, and edge computing to reduce cost and network congestion. Reduce the performance threshold requirements for terminal equipment, and improve the immersive user experience

Before fiscal year 2021, the company was principally engaged in the provision of premium tutoring services for students of kindergarten and primary, middle and high schools (“K12”) and premium young children education services in the People’s Republic of China (the “PRC”). Due to the PRC legal restrictions on foreign ownership and investment in the education business, the Company conducts its primary business operations through its VIEs.

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

In September 2017, immediately following the Reorganization, the Company issued 1,840,535,677 Series A-1 redeemable convertible preferred shares to new investors for gross cash consideration of RMB1,840,536 (US$284,895). The Series A-1 redeemable convertible preferred shares carried the same terms and conditions as those issued during the Reorganization. The Company initially recorded the Series A-1 redeemable convertible preferred shares at fair value less issuance costs of RMB241 (US$37), and chose to recognize changes in the redemption value immediately and adjusted the redeemable convertible preferred share carrying value to equal their redemption value.

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

1.	Organization and Principal Activities (continued)

Details of the Group’s subsidiaries as of August 31, 2022 are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Direct

Meta Data Limited (“Mata Data”)	March 10, 2017	Cayman	100%	Holding company
Metaverse Information Technology Limited (“Metaverse BVI”)	December 16, 2021	BVI	100%	Holding company
Metaverse Digital Technology Co. Limited (“Metaverse Digital”)	January 11, 2022	U.S.A.	100%	Digital Service
Metaverse Information Technology Limited (“Metaverse HK”)	January 24, 2022	Hong Kong	100%	Artificial intelligent education service and Artificial intelligent universe IAAS service

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

The Group’s business has been directly operated by the VIEs and their subsidiaries. For the years ended August 31, 2020, 2021 and 2022, the VIEs contributed 100%, 100% and nil of the Group’s consolidated revenues, respectively. As of August 31, 2021 and 2022, the VIEs accounted for an aggregate of 63% and 37%, respectively, of the consolidated total assets, and 87% and 86%, respectively, of the consolidated total liabilities.

There are no consolidated VIEs’ assets that are pledged or collateralized for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations, except for registered capital and the PRC statutory reserves and certain property with carrying amounts of RMB10,000 (US$1,548) that were pledged to secure banking borrowings granted to the Company (Note 11). Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 16 for disclosure of the restricted net assets. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. There were no other pledges or collateralization of the VIEs’ assets.

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

The Company’s functional currency of subsidiaries and VIEs in China is the Chinese Renminbi (RMB). Other subsidiaries outside of China use USD as the functional currency; however, the accompanying consolidated financial statements have been translated and presented in USD.

According to USGAAP ASC 810-10-15-8, for legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.

The consolidated financial statements include the accounts of the Company and its subsidiaries. The consolidated financial statements are prepared in accordance with U.S. GAAP. This basis differs from that used in the statutory accounts of subsidiaries and VIEs in the PRC, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary adjustments have been made to present the financial statements in accordance with U.S. GAAP. All significant inter-company accounts and transactions have been eliminated.

Discontinued Operations

On November 25, 2022, Meta Data Limited (the “Seller”) completed the transfer of its ownership of OneSmart Edu Inc. (“OneSmart BVI”) to Muckle Capital Investment Co., Ltd. (the “Buyer”), an unrelated third party for a total price of US$ 1 million, pursuant to a Share Transfer Agreement entered into by the Seller and the Buyer on October 28, 2022 and approved by the Board of Directors on July 11, 2022. As the Company believed that no continued cash flow would be generated by the sold component, in accordance with ASC 205-20, the Company presented the operating results from OneSmart BVI has been presented as discontinued operations within the accompanying consolidated financial statements of the Company.

Segment Information Reclassification

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

On July 24, 2021, the General Office of Central Committee of the Communist Party of China and the General Office of the State Council jointly released Opinions on what they termed “Further Reducing the Burden of Homework and Off-campus Tutoring for Compulsory Education Students,” (the “Double Reduction Policy”), which basically requires suspension of all subject-based off-campus tutoring business targeting pre-school kids and K12 students. As a result, on October 12, 2021, the Company suspended all education programs and learning centers in China. The Company classified the education related operation into discontinued operation in fiscal 2022. In accordance with the Company’s new business strategy, the Company classified business segment into Artificial Intelligent Education (AIE) service and Artificial Intelligent Universe (AIU) IAAS service.

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

The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying financial statements have been prepared on a basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses from operations of RMB1.2 billion (US$174.2 million) for the year ended August 31, 2022, is in default of its debt obligations and as of August 31, 2022 was net liability and shareholders’ deficit position of RMB5.4 billion (US$781.5 million). Between July 2021 and September 2021, the General Office of Ministry of Education issued a series of rules, regulations, notices and circulars on further alleviating the burden of homework and after-school tutoring for students in compulsory education. To comply with all applicable rules and regulations in providing educational services, the Company ceased all the domestic education programs and learning centers operations in China on October 12, 2021. The above matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As shown in the accompanying financial statements as of August 31, 2022, the Company had net cash decreased of RMB57,249 (US$8,311) and RMB960,642 for the years ended August 31, 2022 and 2021, respectively. As of August 31, 2022, the Company had cash balance of RMB202,411 (US$29,382) and restricted cash of nil (classified as discontinued operations).

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

In evaluating if there is substantial doubt about the ability to continue as a going concern, the Group is trying to alleviate the going concern risk through (1) equity or debt financing, (2) increasing cash generated from new business model in artificial intelligent education service and artificial intelligent universe IAAS service, and (3) debt divestiture, to meet our anticipated working capital requirements for at least the next 12 months. The Group may, however, need additional capital in the future to fund our further expansion. If the Group determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, the Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to shareholders of the Group.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(b)	Liquidity (continued)

The Company entered into certain securities purchase agreement on January 24, 2022 (the “SPA”) with certain non-affiliated and accredited “non-U.S. Persons”, (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 8,000,000,000 Class A ordinary shares, (the “Shares”) par value $0.000001 per share, at a per share purchase price $0.0035625 (the “Offering”), which is 90% of the average NYSE official closing price of the ADS divided by 1,000, the current conversion ratio of ADS, for the three trading days immediately preceding the execution of the SPA. On February 11, 2022, the Offering closed as all the conditions of the SPA have been satisfied and the Company issued the Shares to the Purchasers. The gross proceeds to the Company from the Offering were US$28.5 million.

The Company plans to restructure its business by selling tutoring services and then focus on smart education services. The sale of the tutoring services was completed on November 25,2022. The Company has carried out product iterations on our original business: shifting from education and training to education and technology, using the original channels to carry out quality education and technology output, including 5G technology, smart campus system, virtual training system based on Metaverse, etc. The new business is using the six core technologies of Metaverse and artificial intelligence, blockchain, network computing, interaction, game technology, and the Internet of Things as the company’s core technologies, building a new type of blockchain smart student card and global smart employment quality Educational virtual world (new type of artificial intelligence employment training), combination of virtual and real prediction world (digital education, risk prediction, computing power output), VR shopping world (new e-commerce) and other products provide global customers with a new digital world experience. As of May 2022, the Company has signed a series of strategic cooperation agreements with six non-affiliated companies to pre-launch smart education training business.

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

The condensed consolidating table below disaggregated the Consolidated Balance Sheets of the Company into Meta data, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs, of which assets and liabilities are classified as discontinued operation as detailed in note 21, and an aggregation of other entities that are consolidated as of August 31, 2022 and 2021.

	As of August 31, 2022
	Other entities that are	WFOE that is the primary beneficiary	VIE and its	Meta Data	Consolidated
	consolidated	of the VIE	subsidiaries	Ltd.	total
	RMB	RMB	RMB	RMB	RMB
Intercompany receivables	22,734	-	-	173,602	196,336
Current assets excluding intercompany receivables	200,902	18,354	106,629	15,669	341,554
Current assets	223,636	18,354	106,629	189,271	537,890
Non-current assets excluding investment in subsidiaries	-	-	-	-
Non-current assets	-	-	-	-	-
Total assets	223,636	18,354	106,629	189,271	537,890
Intercompany payables	196,336	-	-	-	196,336
Current liabilities excluding intercompany payables	25,979	18,264	4,939,851	499,785	5,483,879
Current liabilities	222,315	18,264	4,939,851	499,785	5,680,215
Non-current liabilities	-	-	-	241,115	241,115
Total liabilities	222,315	18,264	4,939,851	740,900	5,921,330
Total shareholders’ equity (net assets)	1,321	90	(4,833,222)	(551,629)	(5,383,440)

	As of August 31, 2021
	Other entities that are	WFOE that is the primary beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	Meta Data	total
	RMB	RMB	RMB	RMB	RMB
Intercompany receivables	3,670,240	3,608,176	6,275,233	2,081,389	-
Current assets excluding intercompany receivables	6,239	59,187	293,021	107,771	466,218
Current assets	3,676,479	3,667,363	6,568,254	2,189,160	466,218
Non-current assets excluding investment in subsidiaries	191	15,038	21,726	-	36,955
Non-current assets	191	15,038	21,726	-	36,955
Total assets	6,430	74,225	314,747	107,771	503,173
Intercompany payables	5,301,895	3,208,560	6,878,456	246,127	-
Current liabilities excluding intercompany payables	3,613	4,370	4,295,643	413,951	4,717,577
Current liabilities	5,305,508	3,212,930	11,174,099	660,078	4,717,577
Non-current liabilities	22,643	-	158,084	226,114	406,841
Total liabilities	26,256	4,370	4,453,727	640,065	5,124,418
Total shareholders’ equity (net assets)	(19,826)	69,855	(4,138,980)	(532,294)	(4,621,245)

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(d)	Consolidation of variable interest entities (continued)

The condensed consolidating table below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into Meta Data, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the financial years ended August 31, 2021 and 2022.

	For the years ended August 31, 2022
		WFOE
	Other entities	that is the primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	Meta Data	total
	RMB	RMB	RMB	RMB	RMB
Net revenues	14,605	-	-	-	14,605
Cost of revenues	(12,787)	-	-	-	(12,787)
Gross profit	1,818	-	-	-	1,818
Operating expenses	(418)	-	-	(367,698)	(368,116)
Income (loss) from operations	1,400	-	-	(367,698)	(366,298)
Other expenses	(79)	-	-	(50,930)	(51,009)
Income (loss) before income taxes	1,321	-	-	(418,628)	(417,307)
Provision for income taxes	-	-	-	-	-
Net income (loss) from continuing operations	1,321	-	-	(418,628)	(417,307)

Net income (loss) from discontinuing operations	-	(470,413)	(312,272)	-	(782,685)

	For the years ended August 31, 2021
		WFOE
	Other entities	that is the primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	Meta Data	total
	RMB	RMB	RMB	RMB	RMB
Net revenues	-	-	-	-	-
Cost of revenues	-	-	-	-	-
Gross profit	-	-	-	-	-
Operating expenses	-	-	-	(62,602)	(62,602)
Income (loss) from operations	-	-	-	(62,602)	(62,602)
Other expenses	-	-	-	(47,312)	(47,312)
Income (loss) before income taxes	-	-	-	(109,914)	(109,914)
Provision for income taxes	-	-	-	-	-
Net income (loss) from continuing operations	-	-	-	(109,914)	(109,914)
Net income (loss) from discontinuing operations	(2,442)	(165,383)	(4,747,755)	-	(4,915,580)

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(d)	Consolidation of variable interest entities (continued)

The condensed consolidating table below disaggregated the Consolidated Statements of Cash Flows of the Company into Meta Data, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the financial years ended August 30, 2021 and 2022.

	For the years ended August 31, 2022
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	Meta Data	total
	RMB	RMB	RMB	RMB	RMB
Net cash provided by (used in) operating activities from continuing operations	200,902	-	-	(253,029)	(52,127)
Net cash provided by (used in) operating activities from discontinuing operations	-	(53,524)	(196,293)	-	(249,817)
Net cash used in investing activities from continuing operations			-	58,965	58,965
Net cash used in investing activities from discontinuing operations			20,750	-	20,750
Net cash provided by (used in) financing activities from continuing operations	-	-	-	211,361	211,361
Net cash provided by (used in) financing activities from discontinuing operations	-	-	(55,110)	-	(55,110)
Effect of exchange rate changes on cash and restricted cash from continuing operations	-	-	-	(54,983)	(54,983)
Effect of exchange rate changes on cash and restricted cash from discontinuing operations	-	-	49,622	-	49,622
Net increase (decrease) in cash and restricted cash	200,902	(53,524)	(181,031)	(37,686)	(71,339)
Cash and restricted cash from continuing and discontinued operations, beginning of year	-	57,926	287,521	39,196	384,643
Cash and restricted cash from continuing and discontinued operations, end of year	200,902	4,402	106,490	1,510	313,304

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(d)	Consolidation of variable interest entities (continued)

	For the years ended August 31, 2021
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary	VIE and its		Consolidated
	consolidated	of the VIE	subsidiaries	Meta Data	total
	RMB	RMB	RMB	RMB	RMB
Net cash provided by (used in) operating activities from continuing operations	-	-	-	(54,033)	(54,033)
Net cash provided by (used in) operating activities from discontinuing operations	(1,167)	29,266	164,277	-	192,376
Net cash used in investing activities from continuing operations	-	-	-	219,010	219,010
Net cash used in investing activities from discontinuing operations	-	15	(366,972)	-	(366,957)
Net cash provided by (used in) financing activities from continuing operations	-	-	-	(483,965)	(483,965)
Net cash provided by (used in) financing activities from discontinuing operations	-	-	(451,225)	-	(451,225)
Effect of exchange rate changes on cash and restricted cash from continuing operations	-	-	-	(15,848)	(15,848)
Effect of exchange rate changes on cash and restricted cash from discontinuing operations	-	-	-	-	-
Net increase (decrease) in cash and restricted cash	(1,167)	29,281	(653,920)	(334,836)	(960,642)
Cash and restricted cash from continuing and discontinued operations, beginning of year	11,677	28,645	930,931	374,032	1,345,285
Cash and restricted cash from continuing and discontinued operations, end of year	10,510	57,926	277,011	39,196	384,643

Cash is transferred within the Company through the banking system in PRC. Under the VIE agreements, the Company intends to distribute all or part of VIE’s earnings after eliminating VIE’s accumulated losses and making appropriation of VIE’s after-tax net income into the statutory surplus reserve based on at least 10% of the after-tax net income determined in accordance with generally accepted accounting principles of the PRC. When there are retained earnings available for distribution, the distribution of VIE’s earnings will be through payment of service fees to Meta Data, such service fee is subject to 6% value-added sales tax, other taxes of 12% which calculation is based on 6% value-added taxes. Under the VIE agreements, when there is a change of shareholder in VIE, amount owed by VIE to the Company should be first settled. Cash transfers were mainly for the purpose of providing working capital between Meta Data and its subsidiaries, VIE and its subsidiaries and WFOE that is the primary beneficiary of the VIE.

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

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8890 on August 31, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use.

(i)	Restricted cash

Restricted cash primarily represents deposits held in a designated bank account as pledged security for the principle, interest payments on the Group’s long-term or short-term loans and restricted cash with banks. The restricted cash related to the frozen cash in the bank accounts by court order is disclosed in Note 6, the restricted cash related to deposits held in designated bank accounts as pledge of long-term or short-term loans are disclosed in Note 11.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(j)	Short-term investments

The Group accounts for all investments in accordance with ASC topic 320 (“ASC 320”), Investments – Debt Securities. The Group classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. All investments with original maturities of greater than three months not exceeding twelve months are classified as short-term investments, while those of more than twelve months are classified as long-term investments (Note 6). Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

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

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which the cash flow projections are based, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period. There is no additional business combination by the Company in fiscal year of 2022.

(n)	Goodwill

The Group assesses goodwill for impairment in accordance with ASC 350-20, Intangibles-Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. No goodwill was recognized for continued operations.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(o)	Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. No intangible assets were recognized for continued operations

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

In 2021 and 2022, we evaluated our investments, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, its intent and ability to hold the investment and the invested companies’ financial performance and near-term prospects.

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

The carrying amounts of these financial instruments, except for the short-term and long-term investments, redeemable convertible preferred shares, long-term loans and convertible senior notes, approximate their fair values because of their short-term maturities. Available-for-sale investments are adjusted to fair value at each reporting date. The redeemable convertible preferred shares were initially recognized at fair value upon issuance and immediately accreted to their full redemption value as of redemption occurred at the end of the reporting periods. If a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the redeemable convertible preferred shares as a contribution to additional paid in capital. The discount resulting from the beneficial conversion feature is amortized from the date of issuance to the earliest conversion date. The carrying amount of the long-term loan and convertible senior notes approximate their fair value due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar debt instruments with comparable maturities.

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

In fiscal 2022, the Group generates revenues primarily through Artificial Intelligent Education (AIE) service and Artificial Intelligent Universe (AIU) IAAS service and develop smart training systems incorporating VR (virtual reality), AI (artificial intelligence), blockchain and other technologies to facilitate the teaching and training process. The following table presents the Group’s revenues disaggregated by revenue sources for the years ended August 31 2022.

Disaggregation of net revenues	For the year ended August 31, 2022 RMB
AIE services	12,194
AIU services	2,411
14,605

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(r)	Revenue recognition (continued)

In fiscal year 2022, primary sources of the Group’s revenues are as follows:

1)

Artificial Intelligent Education (AIE) service:

To build an intelligent training system based on intelligent training plat-from to provide the maximum immersive experience and the best technical foundation for learning. Implementation in RT3D with 360 degree landscape, so that all users are no longer bound to bult World with improved digital life experience. The company provides online training system and applications to academic and professional training centers by charging users one-time sign up fees plus consumption usage/hours one month following the month sales.

2)

Artificial Intelligent Universe (AIU) IAAS service:

To Metaverse business operator or individual users. It improves the accessibility of rendering modes through cloud computing and edge computing algorithms and computing power to improve the virtual world. Use of spatial localization algorithm, virtual scene fitting, real-time network transmission, GPU server, and edge computing to reduce cost and network congestion. Reduce the performance threshold requirements for terminal equipment, and improve the immersive user experience. The Company provides online training system and applications to academic and professional training centers by charging users one-time sign-up fees plus consumption usage/hours one month following the month sales.

The Group’s contract assets consisted of accounts receivable for other services. The balance of contract assets amounted to nil as of August 31, 2021 and August 31, 2022. The Group’s contract liabilities mainly consisted of prepayments from customers, with a balance of RMB2,787,686 and nil (classified as discontinued operations) as of August 31, 2021 and August 31, 2022, respectively. A majority of contract liabilities at the beginning of the year ended August 31, 2022 were recognized as revenues during the year ended August 31, 2022 and a majority of contract liabilities as of August 31, 2022 might be refunded to our customers in the following year affected by the Opinion and a related series of notice, administrative measures or circular. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payments.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

(r)	Revenue recognition (continued)

Refund liabilities mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to attend tutoring. The refund liability estimation is based on historical refund ratio on a portfolio basis using the most likely amount method. As of August 31, 2021 and 2022, refund liability amounted to RMB364,447 and nil (classified as discontinued operations), respectively, is recorded in prepayments from customers.

(s)	Cost of revenues

Cost of revenues consist primarily of performance of service such as salaries and wages for technical support employees, related payroll deductions, staff benefits, share-based compensations, i-cloud rental expenses, depreciation for PP&E, amortization for software, utilities and other expenses directly attributable to the Group’s revenues.

(t)	Advertising expenditures

Advertising expenditures are expensed when incurred and are included in selling and marketing expenses, which amounted to RMB378,198, RMB463,324 and nil (classified as discontinued operations) for the years ended August 31, 2020, 2021 and 2022, respectively.

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

For the years ended August 31, 2020, 2021 and 2022, government grants in the amounts of RMB24,238, RMB86,206 and nil (classified as discontinued operations) were recognized as other income in the consolidated statements of income, respectively.

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

An award that is cancelled without a replacement award or other form of consideration given to the grantee should be accounted for as a repurchase for no consideration. If an award is cancelled before the completion of the employee’s requisite service period or nonemployee’s vesting period, any previously unrecognized compensation cost should be recognized at the date of the cancellation. Because a cancellation is not the forfeiture of an award, previously recognized compensation cost is not reversed in connection with a cancellation.

In September 2021, the Company cancelled all the stock options and restricted shares with no replacement agreements because all the grantees’ service contracts were terminated due to the impact of Double Reduction Policy on education from Chinese’s central government. (“ASC 718-20-35-9”) elected to account for cancellation.

(y)	Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of nil (classified as discontinued operation) and RMB2,066 (new business segment) for the years ended August 31, 2021 and 2022, respectively.

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

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for both Subtopics. ASU 2020-06 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.	Concentration of Risks

(a)	Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, due from third party payment platform, due from third parties, amount due from a related party, and short-term and long-term investments. As of August 31, 2022, all of the Group’s cash and cash equivalents, restricted cash, certain short-term investments were deposited with financial institutions with high-credit ratings and quality. There has been no recent history of default in relation to these financial institutions.

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

(c)	Major customers and suppliers

There were two customers, Spirtas Worldwide and Sesame Tech Corp. that accounted for 83.49% and 16.51% respectively of the Company’s sales for the year ended August 31, 2022,

One supplier, Neoway Inc. accounted for 100.00% of our purchases during the year ended August 31, 2022.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.	Concentration of Risks (continued)

(d)	Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against US$, there was appreciation of approximately 4.3%, depreciation of approximately 5.7% and depreciation of approximately 6.2% during the years ended August 31, 2020, 2021 and 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(e)	Currency convertibility risk

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

4.	Net revenues

	For the years ended August 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Artificial intelligent education service	-	-	12,194	1,770
Artificial intelligent universe IAAS service	-	-	2,411	350
	-	-	14,605	2,120

5.	Cash, cash equivalents and restricted cash

	As of August 31,
	2021	2022	2022
	RMB	RMB	US$
Cash in bank	27,150	202,411	29,382
Restricted cash in bank Note 2 <i>	12,046	-	-
	39,196	202,411	29,382

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

The Company’s short-term investments included cash deposits at floating rates in commercial banks and available-for-sale securities with maturities of one year or less. The following is a summary of the Company’s short-term investments:

	As of August 31,
	2021	2022	2022
	RMB	RMB	US$
Available-for-sale securities	68,575	14,160	2,056
	68,575	14,160	2,056

For the years ended August 31, 2021 and 2022, the continued operation recognized unrealized gains/(loss) of RMB4,009 and nil, respectively, and accrued interest of nil and nil, respectively.

7.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of August 31,
	2021	2022	2022
	RMB	RMB	US$
Salary and welfare payable	-	2,066	300
Interest payable	5,848	57,212	8,305
Others	7,171	12,089	1,754
	13,019	71,367	10,359

8.	Share-Based Compensation

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

During the fiscal year ended August 31, 2021, the Group granted 120,744,240 share options under the Amended and Restated 2015 Plan. Vesting terms included i) immediate vesting of 100% of the share options on date of grant, ii) vesting periods of 4 years, with 50% and 50% of the share options vesting on the second and fourth anniversary of the vesting commencement date, or iii) vesting periods of 4 years, with 25% of the share options vesting on each anniversary of the vesting commencement date, respectively.

During the year ended August 31, 2021, the Group granted 5,502,840 restricted Class A ordinary shares under the Amended and Restated 2015 Plan. Vesting terms included vesting periods of 4 years, with 25% of the Restricted Shares vesting on each anniversary of the vesting commencement date.

Due to the impact of Double Reduction policy on education from Chinese’s central government, the company suspended its legacy business operation from October 2021 onwards and transformed into a different sector in Metaverse business. Service contracts of most of the employees in after-school private tutoring sector were terminated. Accordingly, all the outstanding options were cancelled.

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

Domestic Plan

In March 2017, the Board of Directors of Shanghai OneSmart approved an employee share incentive scheme under which, incentives are provided by certain of Shanghai OneSmart’s subsidiaries to their regional management and staff (the “Domestic Plan”). According to the scheme, the subsidiaries may grant to their employee options with independent annual performance conditions specified for each tranche of options, in four tranches, as well as an additional performance condition at the end of the fourth year based on the cumulative result of the business over the term of the four years. When vested, the options are exercisable into the subsidiaries’ equity interests. The share options expire 4 years from the date of grant.

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

The Group calculated the estimated fair value of the share option and restricted shares on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of the restricted shares is summarized in the following table:

For the year ended
August 31, 2020
Risk-free interest rate	0.65%-1.92%
Expected volatility	51.8%-52.7%
Suboptimal exercise factor	2.20-2.80
Fair value per ordinary share	US$0.05-US$0.12

For the year ended
August 31, 2021
Risk-free interest rate	0.65%-1.92%
Expected volatility	33.27%
Suboptimal exercise factor	2.20-2.80
Fair value per ordinary share	US$0.05-US$0.12

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

8.	Share-Based Compensation (continued)

Restricted shares issued to the founding shareholders of Shanghai Yimi (Note 4) (continued)

A summary of the share option activities under the Amended 2015 Plan is as follows:

					Weighted
		Weighted	Weighted		average
	Number of	average	average	Aggregate	remaining
	Share	exercise	grant date	intrinsic	contractual
	Options	price	fair value	value	term
		US$	US$	US$
Outstanding as of August 31, 2019	393,844,018	0.05	0.13	53,966	7.80
Granted	93,574,240	0.05	0.10
Forfeited	(29,876,751)	0.11	0.11
Exercised	(65,654,200)	0.01	0.13
Outstanding as of August 31, 2020	391,887,307	0.05	0.04	31,356	7.57
Granted	115,241,400	0.04	0.05
Forfeited	(82,902,302)	0.03	0.05
Exercised	(81,138,360)	0.02	0.05
Outstanding as of August 31, 2021	343,088,045	0.06	0.04	1,375	5.58
Granted	-
Cancelled	(343,088,045)	0.06	0.04
Exercised	-
Outstanding as of August 31, 2022	-

A summary of the Restricted Shares activities under the Amended 2015 Plan is as follows:

				Weighted
		Weighted		average
	Number of	average	Aggregate	remaining
	Restricted	grant date	intrinsic	contractual
	Shares	fair value	value	term
		US$	US$
Outstanding as of September 1, 2019	14,337,880	0.21	2,737	2.80
Granted	39,821,200	0.20
Forfeited	(2,409,120)	0.54
Exercised	(4,341,329)	0.20
Outstanding as of August 31, 2020	47,408,631	0.07	5,025	0.01
Granted	5,502,840	0.11
Forfeited	(7,949,681)	0.19
Exercised	(2,185,400)	0.22
Outstanding as of August 31, 2021	42,776,390	0.17	596	1.61
Granted
Cancelled	(42,776,390)	0.17
Exercised
Outstanding as of August 31, 2022	-

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

8.	Share-Based Compensation (continued)

Restricted shares issued to the founding shareholders of Shanghai Yimi (continued)

A summary of the activities under the Domestic Plan is as follows:

		Weighted	Weighted
	Number of	average	average	Aggregate
	share	purchase	grant date	intrinsic
	options	price	fair value	value
		RMB	RMB	RMB
Outstanding as of August 31, 2019	70,000	91.43	150.80	39,687
Granted	-	-	-
Forfeited	-	-	-
Exercised	(70,000)	91.43	150.80
Outstanding as of August 31, 2020	-	-	-	-
Vested and expected to vest as of August 31, 2020	-	-	-	-

The Company recognized share-based compensation expense for the years ended August 31, 2020, 2021 and 2022 as follows:

	For the years ended August 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Sales and marketing	674	110	-	-
General and administrative	137,312	42,752	306,832	44,539
Total share-based compensation expense	137,986	42,862	306,832	44,539

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

Hong Kong

OneSmart HK, Great EDU and Yimi HK are incorporated in Hong Kong and are subject to Hong Kong profits tax of 16.5% on the activities conducted in Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements as it had no assessable income for the years ended August 31, 2020, 2021 and 2022.

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

9.	Income Taxes (continued)

PRC (continued)

The reconciliations of the income tax expense for the years ended August 31, 2020, 2021 and 2022 were as follows:

	For the years ended August 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Income/(loss) before income tax expense and share of net (loss)/income from equity investees	(193,933)	(109,914)	(417,307)	(60,575)
PRC statutory tax rate	25%	25%	25%	25%
Income tax/(benefit) at statutory tax rate	(48,483)	(27,479)	(104,327)	(15,144)
Non-deductible expenses	-	-	-	-
International tax rate difference	48,483	27,479	90,562	13,146
Preferential tax rate	-	-	-	-
Effect of income tax exemptions	-	-	-	-
Equity pick-up	-	-	-	-
Additional tax deduction for qualified research and development expenses	-	-	-	-
Change in valuation allowance	-	-	13,765	1,998
Expired loss	-	-	-	-
Interest and penalty	-	-	-	-
Outside basis difference	-	-	-	-
Effect of changes in tax rates on deferred taxes	-	-	-	-
	-	-	-	-

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.	Income Taxes (continued)

Composition of deferred tax assets and liabilities:

As of
August 31, 2022
Deferred tax assets
Tax losses carried forward and other	13,765
13,765
Valuation allowance	(13,765)
Total deferred tax assets	-

10.	Shareholders’ Equity

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

As of August 31, 2022, the Company had ordinary shares outstanding comprising of 14,611,659,561 Class A ordinary shares and nil Class B ordinary shares, respectively. No Class B ordinary shares were converted into Class A ordinary shares as of August 31, 2022.

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

11.	Loans

The following table presents the Company’s outstanding loans as of August 31, 2021 and 2022:

		As of August 31,
		2021	2022	2022
		RMB	RMB	US$

Short-term loans	(a)	-	1,516	220
Long-term loans, current portion	(b)	400,932	421,880	61,240
Long-term loans	(b)	-	-	-

(a)	Short-term loans

In July 2022, Meta Data entered into one loan agreement with One Capital Fund I.L.P., pursuant to which Meta Data is entitled to borrow HK17,995 and US$217,790 in aggregate with zero interest rate for one year period.

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

As of August 31, 2022, the maturities of the loan principals will be due according to the following schedule:

	RMB	US$
2023	423,396	61,460
2024
2025	-	-
2026	-	-
2027	-	-
	423,396	61,460

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

12.	Loan Payable

	As of August 31,
	2021	2022	2022
	RMB	RMB	US$
Loan Payable	-	31,001	4,500
Total	-	31,001	4,500

In July 2022, Metaverse Digital entered into an agreement with WWJ Group, Inc, pursuant to which Metaverse Digital is entitled to borrow a loan of USD 1.2 million with 5% interest rate from July 22, 2022 to July 21, 2023.

In April 2022, Metaverse Digital entered into an agreement with SOS Information Technology New York Inc, pursuant to which Metaverse Digital is entitled to borrow a loan of USD 1.0 million with nil interest rate from April 26, 2022 to April 25, 2023.

In February 2022, the Company entered into an agreement with Mr. Feng, pursuant to which the Company borrowed a loan of USD 1.5 million with 5% interest rate from February 8, 2022 to February 7, 2023.

In December 2021, the Company entered into an agreement with Mr. Li, pursuant to which the Company borrowed a loan of USD 0.6 million with 12% interest rate from December 7, 2021 to December 6, 2022.

In December 2021, the Company entered into an agreement with Mr. Li, pursuant to which the Company borrowed a loan of USD 0.2 million with 12% interest rate from December 10, 2021 to December 9, 2022.

13.	Convertible senior notes

On February 28, 2020 and March 16, 2020, the Company issued US$25 million and US$10 million convertible senior notes (the “Notes”) to Yiheng Capital Partners, L.P., (“Yiheng Capital”) and Keenan Capital Fund, LP, (“Keenan Capital”), respectively. Both Yiheng Capital and Keenan Capital are existing minority shareholders of the Company. Interest shall be payable semi-annually in arrears at a rate of 4.75% per annum on each August 1 and February 1, commencing on August 1, 2020. The Notes will mature on February 28, 2025 and March 16, 2025, respectively unless repurchased or converted in accordance with their terms prior to such date. On January 30, 2022, Yiheng Capital transferred the convertible senior notes to Mr. Kun Wang and Mr. Minghui Sun.

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

14.	Earnings/(Loss) Per Share

The following table sets forth the computation of basic and diluted net income per share for the following periods:

	As of August 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Numerator:
Net income/(loss) from continuing operations attributable to ordinary shareholders for computing net income per ordinary share - basic and diluted.	(193,933)	(109,914)	(417,307)	(60,575)
Net income/(loss) from discontinued operations	(574,709)	(4,915,580)	(782,685)	(113,614)
Net income/(loss) attributable to ordinary shareholders for computing net income per ordinary share - basic and diluted-discontinued operations	(535,896)	(4,877,653)	(746,267)	(108,328)
Denominator:
Weighted average number of shares used in calculating net income/(loss) per ordinary share - basic (in millions of shares)	6,443	6,612	11,082	11,082
Incremental weighted-average ordinary shares from assumed exercise of share options and vesting of restricted shares using the treasury stock method (in millions of shares)	-	-	-	-
Weighted average number of shares used in calculating net income/(loss) per ordinary share - diluted (in millions of shares)	6,443	6,612	11,082	11,082
Earnings/(loss) per share – basic & diluted for continuing operations	(0.0301)	(0.0166)	(0.0377)	(0.0055)
Earnings/(loss) per share – basic & diluted for discontinued operations	(0.0832)	(0.7377)	(0.0673)	(0.0098)

No adjustments were made to the basic earnings/(loss) per share amounts presented for the year ended August 31, 2021 and August 31, 2022 as the impact of the outstanding share options and restricted shares and convertible senior notes in the relevant periods were anti-dilutive.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.	Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income were as follows:

	Unrealized gains/(loss) on	Foreign currency translation
	investment	adjustment	Total
	RMB		RMB

Balance as of August 31, 2019	7,281	79,867	87,148
Other comprehensive income before reclassification, net of tax	(8,885)	-	(8,885)
Amounts reclassified from accumulated other comprehensive income, net of tax	10,561	-	10,561
Foreign currency translation adjustment	-	10,343	10,343
Balance as of August 31, 2020	8,957	90,210	99,167
Other comprehensive income before reclassification, net of tax	(15,905)	-	(15,905)
Amounts reclassified from accumulated other comprehensive income, net of tax	4,210		4,210
Foreign currency translation adjustment	-	5,221	5,221
Balance as of August 31, 2021	(2,738)	95,431	92,693
Other comprehensive income before reclassification, net of tax	-	-	-
Foreign currency translation adjustment	-	(53,775)	(53,775)
Balance as of August 31, 2022	(2,738)	41,656	38,918
Balance as of August 31, 2022, in US$	(397)	6,047	5,650

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

Subject to certain cumulative limits, in the event the Company’s board of directors declares dividends, the general reserve requires annual appropriations of 10% of after-tax income as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity’s registered capital; the other reserve appropriations are at the Company’s discretion. The general reserve can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended August 31, 2021 and 2022, the Group’s appropriations to the general reserve were RMB4,157 and Nil.

PRC laws and regulations also require private schools to make annual appropriations of no less than 25% of after-tax income plus an annual increase according to the net assets of the schools to its development fund, which is to be used for the construction or maintenance of the schools or procurement or upgrading of educational equipment. As of August 31, 2021 and 2022, total appropriation of RMB16,427 and RMB16,427 (US$2,385) was made, respectively.

The general reserve and development fund cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

17.	Leases

The Group’s operating leases mainly related to offices and classroom facilities. The Group has no finance leases. The Company do not assume renewals in our determination of the lease term unless the renewals are reasonably certain to be exercised at lease commencement. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Opinion and a related series of notice, administrative measures or circular and the compliance measures taken by the Company have material adverse impact on our after-school tutoring services related to academic subjects in China’s compulsory education system, which in turn have adversely affected the Company’s results of operations and prospect. We have gradually terminated our after-school tutoring services related to academic subjects business since August 2021, and officially ceased our all business in October 2021. All of the Company’s operating leases mainly related to offices and classroom facilities were gradually terminated since August 2022. The Company removed the right-of-use asset and the lease liability, with loss recognized of RMB nil (US$ nil) for the difference in accordance with ASC842-20-40-1. By the end of August 31, 2022, all rental deposits related to those early terminated lease contracts have been expensed as the early termination penalty by the Company .

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Commitments and Contingencies

(a)	Capital expenditure commitments

The Group has no capital expenditure commitment as of August 31, 2022, which are expected to be paid within one year.

(b)	Contingencies

The Group has been named as a defendant in a number of lawsuits arising in its ordinary course of business (classified to the discontinued operations in fiscal 2022). As of the date of this annual report, the Company continues to use all commercially reasonable efforts to defend itself in these proceedings and is undergoing on-going discussion with regulatory authorities. We make the accrual in RMB 15.5 million (US$2.4 million) for the non-education related lawsuit in the consolidated statements of operations (General & Administrative and Accrued Expenses and Other Current Liabilities). For the lawsuit of education service in RMB3.8 million (US$0.6 million), we believe that it could be covered by the prepayments from customers. The total number of the lawsuits by category, amount involved and scope of each category are presented as follows:

Amount in thousands of Renminbi (“RMB”) except for number of cases

	Numbers	Total amount involved RMB	Amount involved scope per case
Lease	5	2,167	From 371 to 797
Advertisement	1	3,969	3,969
Technology service	2	504	From 237 to 266
Purchase	4	2,424	From 49 to 1,298
Property preservation	2	2,441	From 62 to 2,377
Decoration	3	4,020	From 680 to 2,540
Education service	99	3,795	From 9 to 2,378
Total	116	19,320

As of the date of this annual report, the Company is using all commercially reasonable efforts to defend itself in these proceedings and is still undergoing on-going discussion with regulatory authorities.

19.	Fair Value Measurement

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

Assets and liabilities measured or disclosed at fair value on a recurring basis are summarized below (continued):

		Fair value measurement or disclosure
		at August 31, 2022 using
	Total fair value at August 31, 2022	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Fair value measurement
Short-term investments:
Available-for-sale	14,160	-	-	14,160
Long-term investments:
Available-for-sale	-	-	-
Total assets measured at fair value	14,160	-	-	14,160
Total assets measured at fair value in US$	2,055	-	-	2,055

Fair value measurement
Contingent consideration	-	-	-	-
Total liability measured at fair value	-	-	-	-

Total liability measured at fair value in US$	-	-	-	-

		Fair value measurement or disclosure
		at August 31, 2021 using
	Total fair value at August 31, 2021	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Fair value measurement
Short-term investments:
Available-for-sale	68,575	-	-	68,575
Long-term investments:
Available-for-sale	-	-	-	-
Total assets measured at fair value	68,575	-	-	68,575
Total assets measured at fair value in US$	10,615	-	-	10,615

Fair value measurement
Contingent consideration	-	-	-	-
Total liability measured at fair value	-	-	-	-

Total liability measured at fair value in US$	-	-	-	-

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

19.	Fair Value Measurement (continued)

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Available-for-sale investments:

RMB
Balance as of August 31, 2019	1,272,178
Additions	358,256
Disposals	(547,131)
Changes in fair value	(12,422)
Accrued interest	23,628
Impairment loss	(236,625)
Balance as of August 31, 2020	857,884
Additions	64,604
Disposals	(247,617)
Changes in fair value	(3,874)
Accrued interest	3,971
Impairment loss	(614,141)
Balance as of August 31, 2021	68,575
Additions	-
Disposals	(54,415)
Changes in fair value	-
Accrued interest	-
Impairment loss	-
Balance as of August 31, 2022	14,160
Balance as of August 31, 2022, in US$	2,055

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

During the years ended August 31,2022, RMB nil (US$ nil) impairment charge was recorded for equity securities without readily determinable fair value. The valuations are classified within Level 3, using income approach based on the Group’s best estimate of the future cash flow forecast and the discount rate.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

20.	Subsequent Events

20.1.	Closing of Private Placement

The Company entered into certain securities purchase agreement on August 9, 2022 (the “SPA”) with certain non-affiliated and accredited “non-U.S. Persons”, (the “Purchasers”). Pursuant to which the Company agreed to sell 21,404,109,589 units each consisting of one Class A Ordinary Shares of the Company, par value $0.000001 per share and a warrant to purchase 0.5 Shares. The purchase price of each Unit was $0.001168. On September 1, 2022, the Offering closed as all the conditions of the SPA have been satisfied and the Company issued the Shares and the Warrants to the Purchasers. The gross proceeds to the Company from the Offering were $25 million.

20.2.	Disposition

On October 28, 2022, the Company, OneSmart Edu Inc. (“OneSmart BVI”), the Company’s wholly owned subsidiary, and Muckle Capital Investment Co., Ltd. (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase OneSmart BVI in exchange for cash consideration of $1,000,000 (the “Purchase Price”). Upon the closing of the transaction contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of OneSmart BVI and as a result, assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by OneSmart BVI. The closing of the Disposition is subject to certain closing conditions including the payment of the Purchase Price, the receipt of a fairness opinion from Roma Appraisals Limited and the approval of the Company’s shareholders.

As of November 25, 2022, the Company completed the disposition after the satisfaction or waiver of all closing conditions.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

21.	Disposition of a subsidiary

On October 28, 2022, the Company, OneSmart Edu Inc. (“OneSmart BVI”), the Company’s wholly owned subsidiary, and Muckle Capital Investment Co., Ltd. (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase OneSmart BVI in exchange for cash consideration of $1,000,000 (the “Purchase Price”). Upon the closing of the transaction contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of OneSmart BVI and as a result, assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by OneSmart BVI. The closing of the Disposition is subject to certain closing conditions including the payment of the Purchase Price, the receipt of a fairness opinion from Roma Appraisals Limited and the approval of the Company’s shareholders.

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities held for sale in the consolidated balance sheet of August 31, 2022 and August 31, 2021.

	As of August 31,
	2021	2022	2022
	RMB	RMB	US$
Carrying amounts of major classes of assets held for sale:
Cash and cash equivalents	2,476	110,893	16,097
Restricted cash	342,971	-	-
Short-term investments	13,000	-	-
Property and equipment, net	36,955	14,090	2,045
Total assets of disposal group	395,402	124,983	18,142

Carrying amounts of major classes of liabilities held for sale:
Accrued expenses and other current liabilities	855,445	1,715,531	249,024
Income taxes payable	48,216	39,116	5,678
Prepayments from customers	2,787,686	2,517,556	365,446
Amounts due to related parties	1,205	-	-
Short-term loans	498,574	464,343	67,404
Long-term loans, current portion	112,500	221,570	32,163
Long-term loans	135,000	-	-
Other non-current liabilities	45,727	-	-

Total liabilities of disposal group	4,484,353	4,958,116	719,715

The following is a reconciliation of the amounts of major classes of operations classified as discontinued operations in the consolidated statements of operations and other comprehensive income (loss) for the years ended August 31, 2020, 2021 and 2022.

	For the years ended August 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net revenues	3,438,880	3,423,410	196,406	28,510
Cost of revenues	(2,169,739)	(2,093,743)	(257,013)	(37,308)
Gross profit	1,269,141	1,329,667	(60,607)	(8,798)

Operating expenses:
Selling and marketing	820,210	930,030	231,655	33,627
General and administrative	670,114	5,199,486	417,187	60,559
Total operating expenses	1,490,324	6,129,516	648,842	94,186
Operating income/(loss)	(221,183)	(4,799,849)	(709,449)	(102,984)

Interest income	35,310	3,765	699	101
Interest expense	(44,743)	(46,967)	(51,419)	(7,465)
Other income	93,894	99,335	4,504	654
Other expense	(453,391)	(135,239)	(27,214)	(3,950)
Foreign exchange gain/(loss)	(4,404)	4,950	2	-
Income/(loss) before income tax and share of net income/(loss) from equity investees	(594,517)	(4,874,005)	(782,877)	(113,644)
Income tax (expense)/benefit	37,785	(30,870)	192	28
Income/(loss) before share of net loss from equity investees	(556,732)	(4,904,875)	(782,685)	(113,614)
Share of net loss from equity investees	(17,977)	(10,705)	-	-
Net (loss)/income from discontinuing operations	(574,709)	(4,915,580)	(782,685)	(113,614)

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

22.	Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of August 31, 2021	As of August 31, 2022	As of August 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	27,150	1,510	219
Restricted cash	12,046	-	-
Short-term investments	68,575	14,160	2,055
Amounts due from subsidiaries	2,081,389	-	-
Total current assets and total assets	2,189,160	15,670	2,274

Liabilities and Shareholders’ Equity

Current liabilities:
Short-term loans		1,516	220
Loan payables	-	31,001	4,500
Accrued expenses and other current liabilities	13,019	56,884	8,257
Long-term loan, current portion	400,932	421,880	61,240
Total current liabilities	413,951	511,281	74,217

Non-current liabilities:
Loss in excess of investments in subsidiaries, VIEs and VIEs’ subsidiaries	5,934,617	4,620,700	670,734
Convertible Senior Notes	226,114	241,115	35,000
Amounts due to subsidiaries	246,127	-	-
Total non-current liabilities	6,406,858	4,861,815	705,734

Total liabilities	6,820,809	5,373,096	779,951

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares and 40,000,000,000 shares authorized; 4,321,229,545 issued and outstanding as of August 31, 2021 and 14,611,659,561 issued and outstanding as of August 31, 2022, respectively)	26	97	14
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 and nil issued and outstanding as of August 31, 2021 and August 31, 2022, respectively)	16	-	-
Additional paid-in capital	5,337,962	5,829,135	846,151
Treasury stock	(344)	-	-
Statutory reserves	16,427	16,427	2,385
Accumulated deficits	(10,078,429)	(11,242,003)	(1,631,877)
Accumulated other comprehensive income	92,693	38,918	5,650
Total shareholders’ equity	(4,631,649)	(5,357,426)	(777,677)

Total liabilities and shareholders’ equity	2,189,160	15,670	2,274

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

22.	Condensed Financial Information of the Company (continued)

Condensed statements of income/(loss) and condensed statements of comprehensive income/(loss)

	For the years ended August 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating expenses:
Selling and marketing	(674)	(110)	-	-
General and administrative	(140,821)	(62,492)	(367,698)	(53,375)
Interest income	2,083	5,678	4	1
Interest expense	(58,857)	(51,335)	(50,953)	(7,396)
Foreign exchange gain/(loss)	4,336	(1,655)	18	3
Share of loss in subsidiaries, VIEs and VIEs’ subsidiaries	(535,896)	(4,877,653)	(744,945)	(108,136)
Loss before income tax provision	(729,829)	(4,987,567)	(1,163,574)	(168,903)
Provision for income tax	-	-	-	-
Net loss attributable to ordinary shareholders of Meta Data Limited	(729,829)	(4,987,567)	(1,163,574)	(168,903)

Net loss	(729,829)	(4,987,567)	(1,163,574)	(168,903)
Unrealized gain on available-for-sale investments, net of tax	1,676	-11,695	-	-
Foreign currency translation adjustment	10,343	5,221	(53,775)	(7,806)
Comprehensive loss	$(717,810)	$(4,994,041)	$(1,217,349)	$(176,709)

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

22.	Condensed Financial Information of the Company (continued)

Condensed statements of cash flows

	For the years ended August 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net cash used in operating activities	(55,947)	(54,033)	(253,029)	(36,729)
Net cash (used in) provided by investing activities	(117,034)	219,010	58,965	8,559
Net cash (used in) provided by financing activities	(63,113)	(521,109)	211,361	30,680
Effect of exchange rate changes	(46,684)	109,968	(54,983)	(7,981)
Net decrease in cash and cash equivalents and restricted cash	(282,778)	(246,164)	(37,686)	(5,471)
Cash and cash equivalents and restricted cash, at beginning of year	568,138	285,360	39,196	5,690
Cash and cash equivalents and restricted cash, at end of year	285,360	39,196	1,510	219

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