Form 20-F
period 2023-08-31
Meta Data Ltd
filed 2023-12-26
CIK 1722380

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2023.

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
Sha Tin New Territories
Hong Kong
Telephone: +86-1365 5939 932
Email: huangzhizhang@aiumeta.com
(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each American depositary share representing two Class A ordinary shares, par value US$0.0005 per share*	AIU	New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of August 31, 2023, there were 153,948,323 ordinary shares outstanding, par value US$0.0005 per share, being the sum of 153,948,323 Class A ordinary shares and nil Class B ordinary shares.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only, references in this annual report to:

●	“ADSs” are to our American depositary shares, each of which represents 1,000 Class A ordinary shares;

●	“ADRs” are to the American depositary receipts that evidence our ADSs;

●	“China” or the “PRC” are to the People’s Republic of China, including, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	each “enrollment,” for the purpose of calculation, are to a student who takes at least one class for one subject in a certain period is treated as one enrollment in the same period. Under this methodology, a student taking at least one class for each of two subjects in a certain period is treated as two enrollments in the same period. The number of students enrolled in our invested schools is not included for this purpose;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“mainland China” or “mainland Chinese” are to the mainland China of the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.0005 per share;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

●	“we” “us” “our company” and “our” are to Meta Data Limited, and its subsidiaries.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Meta Data Limited (formerly known as OneSmart International Education Group Limited) (the “Company” or “Meta Data”) is a holding company incorporated in the Cayman Islands in March 2017 and not a Chinese or Hong Kong operating company. As a holding company with no material operations of our own, we conduct our operations through our subsidiaries, Metaverse Information Technology Limited (“Meta HK”) in Hong Kong and Metaverse Digital Technology Co., Limited (“Meta Digital”) in Wyoming, United States. Our current corporate structure involves unique risks to investors. Our securities are securities of Meta Data, the offshore holding company in the Cayman Islands, instead of securities of our subsidiaries. Investors may never hold equity interests in our subsidiaries.

The following diagram illustrates our corporate structure, including our subsidiaries, as of the date of this annual report:

Meta HK faces various legal and operational risks and uncertainties relating to its operations in Hong Kong. Our current corporate structure does not contain any variable interest entity (the “VIE”) in mainland China and we do not have intention establishing any VIEs in mainland China in the future. If in the future there is any significant change to the current political arrangements between mainland China and Hong Kong and mainland China’s expanded authority in Hong Kong result in the PRC regulatory authorities disallowing our current corporate structure, or if in the future our structure were to contain a VIE and the mainland PRC regulatory authorities expand to Hong Kong and disallow the VIE structure, it would likely result in a material adverse change in our operations, and the value of our securities may decline significantly in value or become worthless. Although currently we do not have any business operations in mainland China nor do we have any VIE structure and we believe that the laws and regulations of the PRC applicable in China do not currently have any material impact on our business, financial condition or results of operations, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to VIE, data and cyberspace security, and anti-monopoly concerns, would be applicable to a company such as the Company or Meta HK given our substantial operations in Hong Kong and the Chinese government’s significant oversight authority over the conduct of business in Hong Kong.

In light of China’s recent expansion of authority in Hong Kong, we are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong. The Chinese government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves. We believe that, on the basis that we currently do not have any business operations in mainland China, we currently are not required to obtain approvals from Chinese authorities to operate our business or list on the U.S. exchanges and offer securities; specifically, Meta HK is currently not required to obtain any permission or approval from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other PRC governmental authority to operate its business or for us to continue to list our securities on a U.S. securities exchange or issue securities to foreign investors. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Should the PRC government choose to affect operations of any company with any level of operations in Hong Kong, or should certain PRC laws and regulations or these statements or regulatory actions become applicable to the VIEs in the future. Such governmental actions: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our ADSs to investors; and (iii) may cause the value of our ADSs to significantly decline or be worthless.

We are also aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Meta HK’s daily business operation, and the continued listing of our ADSs on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete this offering or cause the value of our ADSs to significantly decline or become worthless. See “Risk Factors - Risks Related to Our Corporate Structure” and “Risk Factors - Risks Relating to Doing Business in Hong Kong”. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, or list and trade on a U.S. or other foreign exchange as the Company has listed on NYSE before these laws take effect and the business activities conducted by the VIE do not affect national security; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless.

In addition, our ADSs may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our auditor, OneStop Assurance PAC (“OneStop”), is headquartered in Singapore with its address 10 Anson Road, #13-09, International Plaza, Singapore 079903, and is a firm registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards and is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our ADSs is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, NYSE may determine to delist our ADSs and trading in our ADSs could be prohibited. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which, among other things, amended HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. Furthermore, our auditor is not among the auditor firms listed on an HFCA Act Determination List, which includes all of the auditor firms that the PCAOB is not able to inspect. While our auditor is based in the U.S. and is registered with the PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our ADSs to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our Ordinary Shares. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Permissions or Approval Required from the PRC Authorities for Our Operations and Listing

We are a holding company incorporated in Cayman Islands with all of our operation conducted by the operating entities in Hong Kong and Wyoming, United States. We currently do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Accordingly, we believe the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or results of operations and that, as advised by our PRC counsel, Hebei Changjun Law Firm, as of the date of this annual report, Meta HK is currently not required to obtain permissions or approvals from the PRC government to operate its business and we are not required to obtain permissions or approvals from the PRC government to list on the U.S. exchanges and offer securities. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. In light of China’s recent expansion of authority in Hong Kong, we are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong. Should the PRC government choose to affect operations of any company with any level of operations in Hong Kong, or should certain PRC laws and regulations or these statements or regulatory actions become applicable to Meta HK in the future. Such governmental actions: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our ADSs to investors; and (iii) may cause the value of our ADSs to significantly decline or be worthless.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

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

On July 10, 2021, the Cyberspace Administration of China, or the “CAC”, issued a revised draft of the Measures for Cybersecurity Review for public comments, or the Revised Review Measures, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users (which to be further specified) which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange.

Our Hong Kong subsidiary, Meta HK may collect and store certain data (including certain personal information) from our clients, who may be mainland Chinese individuals. It remains unclear whether a Hong Kong company which collects personal information from mainland Chinese individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, operations or this offering as we do not believe that Meta HK is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review for our listing in the U.S., because (i) Meta HK is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China and the Revised Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) as of date of this annual report, Meta HK does not collected and stored personal information far less than one million users; and (iii) as of the date of this annual report, Meta HK has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If Meta HK is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, Meta HK’s operation and the listing of our ADSs in the U.S. could be subject to CAC’s cybersecurity review in the future.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Measures”) for public comment. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which took effect on March 31, 2023. Compared to the Draft Measures, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when the Company is subject to such filing requirements, we will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the PRC, as of the date of this annual report, subject to final determination by the CSRC and relevant competent authorities, we believe Meta HK is not required to obtain regulatory permissions or approval from the CSRC or go through the filing procedures under the Trial Administrative Measures for the listing of our ADSs in the U.S. because a) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, and b) none of the Company’s business activities are conducted in mainland China, nor is its main place of business located in mainland China.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Meta HK’s daily business operation, its ability to accept foreign investments and the listing of our ADSs on NYSE.

As of the date of this annual report, subject to final determination by the CSRC and relevant competent authorities, as advised by our PRC counsel, Hebei Changjun Law Firm, on the basis that (i) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) the Company and its subsidiary(s) currently do not have any business operations in mainland China; (iii) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; and (iv) the Company and its subsidiary(s) possess personal information of less than one million individuals in the PRC and do not possess any core data or important data of the PRC, or any information which affects or may affect national security of the PRC, Meta HK is currently not required to obtain any permission or approval from the PRC authorities to operate its business or to list in the U.S. or issue our ADSs to foreign investors.

However, it is highly uncertain that whether there will be significant changes to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and that Meta HK will be required to obtain such permission or approval in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by any governmental agency in addition to the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Transfers Between Our Company and Our Subsidiaries

As of the date of this annual report, our current corporate structure does not contain any variable interest entity in mainland China.

Our management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our departments and the operating entities. Each department or operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of our Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred.

During the fiscal years ended August 31, 2023 and 2022, our Company, our subsidiaries, and the former VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Cash, not in the form of earnings distribution, was transferred between our Company, our subsidiaries and the former VIEs for the purpose of providing working capital between Meta Data, its subsidiaries, VIEs and its subsidiaries and WFOE. As set forth in the tables below, intercompany receivables were cash transferred from Meta Data (for example) to other entities that are consolidated, while intercompany payables were cash received by Meta Data (for example). There is no tax consequence arising from the cash transfer. Please refer to Note 2(d) to the Consolidated Financial Statements – Consolidated of variable interest entities – for a more detailed description in regard to these matters.

The condensed consolidating table below disaggregated the Consolidated Balance Sheets of the Company into Meta Data, the former VIEs and their subsidiaries, the former WFOE that is the primary beneficiary of the former VIEs, of which assets and liabilities are classified as discontinued operation, and an aggregation of other entities that are consolidated as of August 31, 2023 and 2022. As illustrated in the table below, Meta Data Limited transferred $100.3 million to its wholly owned subsidiary, Metaverse Digital Technology Co., Limited as of August 31, 2023 and $25.2 million to its wholly owned subsidiary, Onesmart Edu (HK) Limited as of August 31, 2022, while its wholly owned subsidiary, Shanghai Jingrui Education Technology Group Co., Ltd, transferred nil and $25.2 million to Meta Data Limited as of August 31, 2023 and 2022, respectively.

	As of August 31, 2023
	Other entities	WFOE that is
	that are	the primary	VIE and its	The	Consolidated
	consolidated	beneficiary	subsidiaries	Company	total
Intercompany receivables	-	-	-	$100,271	-
Current assets excluding intercompany receivables	$121,088	-	-	32	$121,120
Current assets	$121,088	-	-	$100,303	$121,120
Non-current assets	$24	-	-	-	$24
Total assets	$121,112	-	-	$100,303	$121,144
Intercompany payables	$100,271	-	-	-	-
Current liabilities excluding intercompany payables	5,019	-	-	110,119	$115,138
Current liabilities	$105,290	-	-	$110,119	$115,138
Non-current liabilities	-	-	-	1,212	$1,212
Total liabilities	$105,290	-	-	$111,331	$116,350
Total shareholders' equity (net assets)	$15,822	-	-	$(11,028)	$4,794

	As of August 31, 2022
	Other entities	WFOE that is
	that are	the primary	VIE and its	The	Consolidated
	consolidated	beneficiary	subsidiaries	Company	total
Intercompany receivables	-	-	-	$25,200	-
Current assets excluding intercompany receivables	29,163	2,664	15,479	2,274	$49,580
Current assets	$29,163	2,664	15,479	27,474	$49,580
Total assets	$29,163	$2,664	$15,479	$27,474	$49,580
Intercompany payables	$25,200	-	-	-	-
Current liabilities excluding intercompany payables	3,771	2,651	717,064	72,548	$796,034
Current liabilities	$28,971	2,651	717,064	72,548	$796,034
Non-current liabilities	-	-	-	35,000	$35,000
Total liabilities	$28,971	2,651	717,064	107,548	$831,034
Total shareholders' equity (net assets)	$192	$13	$(701,585)	$(80,074)	$(781,454)

The condensed consolidating table below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into Meta Data, the former VIEs and their subsidiaries, the WFOE that is the primary beneficiary of the former VIEs and an aggregation of other entities that are consolidated for the financial years ended August 31, 2023 and 2022.

	For the year ended August 31, 2023
	Other entities	WFOE that is
	that are	the primary	VIE and its	The	Consolidated
	consolidated	beneficiary	subsidiaries	Company	total
Revenues	$32,426	-	-	-	$32,426
Cost of revenues	(17,005)	-	-	-	(17,005)
Gross profit	15,421	-	-	-	15,421
Operating expenses	(359)	-	-	(1,462)	(1,821)
Income (loss) from operations	15,062	-	-	(1,462)	13,600
Other income (expenses)	569	-	-	(3,635)	(3,066)
Income (loss) before income taxes	15,631	-	-	(5,097)	10,534
Provision for income taxes	-	-	-	-	-
Gain on disposal of discontinued operations	-	-	(2,315)	686,276	683,961
Net income (loss)	$15,631	-	(2,315)	$681,179	$694,495

	For the year ended August 31, 2022
	Other entities	WFOE that is
	that are	the primary	VIE and its	The	Consolidated
	consolidated	beneficiary	subsidiaries	Company	total
Revenues	$2,120	-	-	-	$2,120
Cost of revenues	(1,856)	-	-	-	(1,856)
Gross profit	264	-	-	-	264
Operating expenses	(60)	-	-	(53,375)	(53,435)
Income (loss) from operations	204	-	-	(53,375)	(53,171)
Other income (expenses)	(11)	-	-	(7,393)	(7,404)
Income (loss) before income taxes	193	-	-	(60,768)	(60,575)
Provision for income taxes	-	-	-	-	-
Loss from discontinued operations	-	(68,285)	(45,329)	-	(113,614)
Net income (loss)	$193	$(68,285)	$(45,329)	$(60,768)	$(174,189)

The condensed consolidating table below disaggregated the Consolidated Statements of Cash Flows of the Company into Meta Data, the VIEs and their subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the financial years ended August 30, 2022 and 2023.

	For the year ended August 31, 2023
		WFOE
	Other	that is the
	entities	primary	VIE
	that are	beneficiary	and its	The	Consolidated
	consolidated	of the VIE	subsidiaries	Company	total
Net cash provided by (used in) operating activities	$91,244	-	-	(77,889)	$13,355
Net cash provided by (used in) investing activities	(16,097)	-	-	1,000	(15,097)
Net cash provided by (used in) financing activities	705	-	-	76,670	77,375
Effect of exchange rate changes on cash	-	-	-	-	-
Net increase (decrease) in cash	75,852	-	-	(219)	75,633
Cash, beginning of year	29,163	-	-	219	45,479
Cash, end of year	$105,015	-	-	-	$121,112

	For the year ended August 31, 2022
		WFOE
	Other	that is the
	entities	primary	VIE
	that are	beneficiary	and its	The	Consolidated
	consolidated	of the VIE	subsidiaries	Company	total
Net cash provided by (used in) operating activities	$29,162	$(7,769)	$(28,494)	$(36,729)	$(43,830)
Net cash provided by (used in) investing activities	-	-	3,012	8,559	11,571
Net cash provided by (used in) financing activities	1	-	(8,000)	30,680	22,681
Effect of exchange rate changes on cash	-	-	3,876	(8,358)	(4,482)
Net increase (decrease) in cash	29,163	(7,769)	(29,606)	(5,848)	(14,060)
Cash, beginning of year	-	8,411	41,736	6,067	59,539
Cash, end of year	$29,163	$642	$12,130	$219	$45,479

Cash is transferred within the Company through the banking system in PRC. Under the VIE agreements, the Company intends to distribute all or part of VIEs’ earnings after eliminating VIEs’ accumulated losses and making appropriation of VIEs’ after-tax net income into the statutory surplus reserve based on at least 10% of the after-tax net income determined in accordance with generally accepted accounting principles of the PRC. When there are retained earnings available for distribution, the distribution of VIEs’ earnings will be through payment of service fees to Meta Data, such service fee is subject to 6% value-added sales tax, other taxes of 12% which calculation is based on 6% value-added taxes. Under the VIE agreements, when there is a change of shareholder in VIEs, amount owed by VIEs to the Company should be first settled. Cash transfers were mainly for the purpose of providing working capital between Meta Data and its subsidiaries, VIEs and its subsidiaries and WFOE that is the primary beneficiary of the VIEs.

Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences

Under the Cayman Islands law, we are permitted to provide funding to our subsidiaries through loans or capital contributions without restrictions on the amount of the funds, and we are permitted to pay a dividend out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts due in the ordinary course of business.

Meta HK is permitted under the laws of Hong Kong to provide funding to Meta Data, the holding company incorporated in Cayman Islands through dividend distribution without restrictions on the amount of the funds. Both Meta Data and Meta HK currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “ – D. Risk Factors – Risks Related to Our Corporate Structure – We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out from share capital. In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on Meta HK’s ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to Meta Data and adversely affect our business. There are currently no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We do not maintain any funds in mainland China. See “ – D. Risk Factors – Risks Related to Doing Business in China – Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

As of the date of this annual report, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Cash, not in the form of earnings distribution, was transferred between our Company, our subsidiaries and the former VIEs for the purpose of providing working capital between Meta Data, its subsidiaries, VIEs and its subsidiaries and WFOE. As of August 31, 2023 and August 31, 2022, Meta Data Limited transferred $100.3 million to its wholly owned subsidiary, Metaverse Digital Technology Co., Limited as of August 31, 2023 and $25.2 million to its wholly owned subsidiary, Onesmart Edu (HK) Limited as of August 31, 2022, while its wholly owned subsidiary, Shanghai Jingrui Education Technology Group Co., Ltd, transferred nil and $25.2 million to Meta Data Limited as of August 31, 2023 and 2022, respectively.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

Our business operations are primarily conducted in Hong Kong and United States, and part of our assets are located in Hong Kong. Most of our directors and officers reside in mainland China or Hong Kong and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

Currently, foreign judgments of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States could be enforceable in Hong Kong.

China

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between the PRC and the U.S. for the mutual recognition and enforcement of court judgments. Under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in the PRC difficult.

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

Risks Related to Our Business

●	We are transitioning our business from a PRC based business to being internationally operated. Our business plan is at its early stage of development. See “ – D. Risk Factors – Risks Related to Our Business – We are transitioning our business from a PRC based business to being internationally operated. Our business plan is at its early stage of development.” on page 12 of this annual report.

●	System limitations or failures could harm our business. See “– D. Risk Factors – Risks Related to Our Business – System limitations or failures could harm our business.” on page 12 of this annual report.

●	The success of our business depends on our ability to market and advertise the services we provide effectively. See “ – D. Risk Factors – Risks Related to Our Business – The success of our business depends on our ability to market and advertise the services we provide effectively.” on page 12 of this annual report.

●	The failure to manage growth effectively could have an adverse effect on our employee efficiency, product quality, working capital levels, and results of operations. See “ – D. Risk Factors – Risks Related to Our Business – The failure to manage growth effectively could have an adverse effect on our employee efficiency, product quality, working capital levels, and results of operations.” on page 13 of this annual report.

●	If we need additional capital to fund our growing operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations. See “ – D. Risk Factors – Risks Related to Our Business – If we need additional capital to fund our growing operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.” on page 13 of this annual report.

●	We are dependent on a trained workforce and any inability to retain or effectively recruit such employees, particularly distribution personnel and regional retail managers for our business, could have a material adverse effect on our business, financial condition and results of operations. See “ – D. Risk Factors – Risks Related to Our Business – We are dependent on a trained workforce and any inability to retain or effectively recruit such employees, particularly distribution personnel and regional retail managers for our business, could have a material adverse effect on our business, financial condition and results of operations.” on page 13 of this annual report.

●	Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations. See “ – D. Risk Factors – Risks Related to Our Business – Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.” on page 13 of this annual report.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud and investor confidence, and the market price of our ADSs may be materially and adversely affected. See “ – D. Risk Factors – Risks Related to Our Business – If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud and investor confidence, and the market price of our ADSs may be materially and adversely affected.” on page 15 of this annual report.

●	We may require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution. See “ – D. Risk Factors – Risks Related to Our Business – We may require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.” on page 15 of this annual report.

●	Regulatory scrutiny of privacy, data protection, and the collection, storage, use, and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways the Company cannot predict, including with respect to evolving technologies such as artificial intelligence. See “ – D. Risk Factors – Risks Related to Our Business – Regulatory scrutiny of privacy, data protection, and the collection, storage, use, and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways the Company cannot predict, including with respect to evolving technologies such as artificial intelligence.” on page 16 of this annual report.

●	Issues in the use of artificial intelligence (including machine learning) in our platforms may result in reputational harm or liability. See “ – D. Risk Factors – Risks Related to Our Business – Issues in the use of artificial intelligence (including machine learning) in our platforms may result in reputational harm or liability.” on page 16 of this annual report.

Risks Related to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “ – D. Risk Factors – Risks Related to Our Corporate Structure – We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” on page 16 of this annual report.

●	There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may intervene or influence our operations at any time, exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless. See “ – D. Risk Factors – Risks Related to Our Corporate Structure – There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may intervene or influence our operations at any time, exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless.” on page 17 of this annual report.

●	We may face negative tax implications due to the termination of the VIE structure. See “ – D. Risk Factors – Risks Related to Our Corporate Structure – We may face negative tax implications due to the termination of the VIE structure.” on page 17 of this annual report.

Risks Related to Doing Business in Hong Kong and Having Clients in Mainland China

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer ADSs to investors and cause the value of our ADSs to significantly decline or be worthless. See “ – D. Risk Factors – Risks Related to Doing Business in Hong Kong – If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer ADSs to investors and cause the value of our ADSs to significantly decline or be worthless.” on page 17 of this annual report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See “ – D. Risk Factors – Risks Related to Doing Business in Hong Kong – It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.” on page 19 of this annual report.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws. See “ – D. Risk Factors – Risks Related to Doing Business in Hong Kong – You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.” on page 19 of this annual report.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary. See “ – D. Risk Factors – Risks Related to Doing Business in Hong Kong – The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary.” on page 20 of this annual report.

●	The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections. See “ – D. Risk Factors – Risks Related to Doing Business in Hong Kong – The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.” on page 20 of this annual report.

●	Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, among other things, amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. See “ – D. Risk Factors – Risks Related to Doing Business in Hong Kong – Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, among other things, amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.” on page 20 of this annual report.

Risks Related to Our ADSs

●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors. See “ – D. Risk Factors – Risks Related to Our ADSs – The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.” on page 22 of this annual report.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See “ – D. Risk Factors – Risks Related to Our ADSs – Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” on page 23 of this annual report.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for a return on your investment. See “ – D. Risk Factors – Risks Related to Our ADSs – Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for a return on your investment.” on page 23 of this annual report.

●	You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the deposit to exercise those rights. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See “ – D. Risk Factors – Risks Related to Our ADSs – You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the deposit to exercise those rights. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” on page 24 of this annual report.

●	You may experience dilution of your holdings due to the inability to participate in rights offerings and may be subject to limitations on the transfer of your ADSs. See “ – D. Risk Factors – Risks Related to Our ADSs – You may experience dilution of your holdings due to the inability to participate in rights offerings and may be subject to limitations on the transfer of your ADSs.” on page 25 of this annual report.

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

In connection with our initial public offering, we undertook a series of corporate restructuring, or 2017 Restructuring. See “Item 4. Information on the Company—A. History and Development of the Company.” Prior to the 2017 Restructuring, we, through our predecessor holding company in the British Virgin Islands, adopted a 2013 share incentive plan in March 2013, which was replaced by a domestic share incentive plan of Shanghai OneSmart approved in February 2016, or the 2015 Plan. As a part of the 2017 Restructuring, we adopted an amended and restated 2015 share incentive plan in September 2017, which was further amended on February 5, 2018, or the Amended and Restated 2015 Plan. The maximum aggregated number of our ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 673,285 Class A ordinary shares, plus an annual 2.0% increase of the total number of ordinary shares outstanding on August 31 of the preceding calendar year of the Company on the first day of each of the nine-fiscal-year period commencing on September 1, 2018. Following the annual increase on September 1, 2021, the maximum aggregate number of shares which may be issued pursuant to all awards under the Amended and Restated 2015 Plan is 1,455,349.  We were, and may from time to time be, subject to disputes with our current or former employees or advisors who receive our share incentive grants, which may distract our management’s attention and attract negative publicity.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was ineffective as of August 31, 2023. We intend to implement a number of measures to address the identified material weakness subsequent to August 31, 2023. See “Item 15. Controls and Procedures-Management’s Annual Report on Internal Control over Financial Reporting.” See “Item 15. Controls and Procedures—Management’s Report on Internal Control over Financial Reporting.” However, we can give no assurance that the implementation of these measures will be sufficient to eliminate such material weakness or that material weaknesses in our internal control over financial reporting will not be identified in the future.

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

Regulatory scrutiny of privacy, data protection, and the collection, storage, use, and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways the Company cannot predict, including with respect to evolving technologies such as artificial intelligence.

Our AI smart training system often require large amounts of data to function effectively, which include sensitive information about students, such as their academic records, personal details, and learning patterns. Any failure, or perceived failure, by the Company to comply with its privacy policies as communicated to users prior to its collection, use, storage and transfer, and disclosure of their personal data, with applicable industry data protection or security standards, with any applicable regulatory requirements or orders, or with privacy, data protection, information security, or consumer protection-related laws and regulations in one or more jurisdictions could result in proceedings or actions against the Company by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, would subject the Company to significant awards, fines, penalties, judgments, and negative publicity arising from any financial or non-financial damages suffered by any individuals. This could, individually or in the aggregate, materially harm the Company’ business. Specifically, this would likely require the Company to change its business practices, and would increase the costs and complexity of compliance.

Issues in the use of artificial intelligence (including machine learning) in our platforms may result in reputational harm or liability.

AI is enabled by or integrated into our smart training system and is a significant and potentially growing element of our business. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. Though our technologies and business practices are designed to mitigate many of these risks, if we enable or offer AI solutions that are controversial because of their purported or real impact on privacy or other social issues, we may experience brand or reputational harm.

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

There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless.

Although we have direct ownership of our operating entity in Hong Kong and have sold the VIE structure in mainland China and currently do not have or intend to have any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our operating subsidiary, Meta HK, being based in Hong Kong and having all of its operations to date in Hong Kong. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The uncertainties regarding the enforcement of laws and the fact that rules and regulations in mainland China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in our subsidiary in Hong Kong could result in a material change in our operations, financial performance and/or cause the value of our securities to significantly decline or become worthless and/or impair our ability to raise money.

We may face negative tax implications due to the termination of the VIE structure.

We have terminated the VIE structure to mitigate the potential risks arising from the PRC government provision of new guidance to and restrictions on China-based companies raising capital offshore and currently do not have or intend to have any contractual arrangement to establish a VIE structure with any entity in mainland China. However, if the relevant PRC tax authority determines that the Exclusive Service Agreement under the terminated VIE arrangements had no reasonable business purpose and involved unreasonable transfer pricing, there might be potential tax liabilities on the Company. According to the provision under the PRC Enterprise Income Tax Law, if the business transactions between related parties do not comply with principle of independent transaction and reduce the taxable income or income, the tax authorities are entitled to make an adjustment by using a reasonable method. Therefore, we cannot provide any assurance that there is no retrospective tax or other liabilities or consequences on us due to the winding-up of the VIE structure.

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

It remains unclear whether a Hong Kong company which collects personal information from mainland Chinese individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, operations or this offering as we do not believe that Meta HK is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) Meta HK is incorporated and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) Meta HK operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this annual report, Meta HK has not yet collected any personal or customer or vendor information from mainland China, and it has five customers from the U.S. and one vendor from the U.S.; and (iv) as of the date of this annual report, Meta HK has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If Meta HK is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, Meta HK’s operation and the listing of our ADSs in the U.S. could be subject to CAC’s cybersecurity review in the future.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Measures”) for public comment. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which took effect on March 31, 2023. Compared to the Draft Measures, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when the Company is subject to such filing requirements, we will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the PRC, as of the date of this annual report, subject to final determination by the CSRC and relevant competent authorities, we believe Meta HK is not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures for the listing of our ADSs on NYSE because a) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, and b) none of the Company’s business activities are conducted in mainland China, nor is its main place of business located in mainland China, and the senior managers in charge of the Company’s business operation and management are not mostly Chinese citizens or domiciled in mainland China.

As of the date of this annual report, subject to final determination by the CSRC and relevant competent authorities, as advised by our PRC counsel, Hebei Changjun Law Firm on the basis that (i) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) the Company and its subsidiary(s) currently do not have any business operations in mainland China; (iii) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; and (iv) the Company and its subsidiary(s) possess personal information of less than one million individuals in the PRC and do not possess any core data or important data of the PRC, or any information which affects or may affect national security of the PRC, we believe Meta HK is currently not required to obtain any permission or approval from the PRC authorities to operate its business or to list in the U.S. or issue our Ordinary Shares to foreign investors.

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

Currently, part of our operations is conducted outside the United States, and part of our assets are located outside the United States. Most of our directors and officers reside in mainland China or Hong Kong outside of the United States and most of the assets of those persons are located outside of the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

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

During our fiscal year ended August 31, 2023, the trading price of our ADSs has ranged from US$1.29 to US$0.99 per ADS. The trading price of our ADSs is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies, especially companies in the education industry, have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). We do not believe that we were a PFIC for the taxable year ended August 31, 2023 and do not anticipate becoming a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

On July 24, 2021, the General Office of Central Committee of the Communist Party of China and the General Office of the State Council jointly released Opinions on what they termed “Further Reducing the Burden of Homework and Off-campus Tutoring for Compulsory Education Students,” (the “Double Reduction Policy”), which basically requires suspension of all subject-based off-campus tutoring business targeting pre-school kids and K12 students. As a result, on October 12, 2021, the Company suspended all education programs and learning centers in China. As of August 31, 2022, the Company incurred net loss of $113,614 due to the cessation of these education centers and learning centers. As advised by our PRC counsel, Hebei Changjun Law Firm, as of the date of this annual report, our new business line in AIE, AIU and smart ID card services is not restricted by the PRC regulations regarding K-12 education. However, there are no guarantees that there will be no additional regulations enforced by the PRC government in the future which may restrict our operations. See “ – D. Risk Factors – Risks Related to Our Business – Regulatory scrutiny of privacy, data protection, and the collection, storage, use, and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways the Company cannot predict, including with respect to evolving technologies such as artificial intelligence.” on page 16 of this annual report.

We started to have a new business in artificial intelligent education (AIE) and artificial intelligent universe (AIU) IAAS services since 2nd quarter of fiscal 2023 (December 2021 to February 2023).

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

Our Business Model

The new business model takes many of the components not affected by the suspension and expands with new initiatives. The model consists of the following services but will not include providing subject-based off-campus training and tutoring to pre-school kids or K-12 students in China. As such, the new business will not be adversely affected by the Double Reduction Policy.

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

Employees

As of August 31, 2023, we had a total of 26 employees, respectively.

The following table sets forth the numbers of our employees, categorized by function, as of August 31, 2023:

Functions:	Number of Employees
Sales and marketing	4
Research Technology Center	7
General and administrative	15
Total	26

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

The AML & CFT Guideline sets out the anti-money laundering and counter-financing of terrorism statutory and regulatory requirements, and the anti-money laundering and counter-financing of terrorism standards which licensed corporations should meet in order to comply with the statutory requirements under the AMLO. The AML & CTF Guideline provides practical guidance to licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Licensed corporations are required to ensure that proper safeguards exist to prevent contravention of specified provisions in the AML & CFT Guideline and mitigate money laundering and terrorist financing risks. Pursuant to the AML& CTF Guideline, licensed corporations should, among other things, assess the risks of any new products, new business practices, and use of new or developing technologies before they are offered to the market, identify the client and verify the client’s identity, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

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

A. Operating Results

Overview

For the fiscal years ended August 31, 2022 and 2023, we generated our revenue primarily from artificial intelligent education (AIE) service and artificial intelligent universe (AIU) IAAS service.

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

Key Components of Results of Operations

Revenues

Due to the impact of Double Reduction policy on education from Chinese’s central government, we suspended our legacy business operation from 1st quarter of fiscal 2022 (September 2021 to November 2021) onwards and is transforming us into a different sector in Metaverse business. Since fiscal 2022, all of our revenues were generated from artificial intelligent education (AIE) and artificial intelligent universe (AIU) IAAS services. The following table sets forth the breakdown, both in absolute amount and as a percentage of our net revenues for continuing operations, for the periods presented.

	Year Ended August 31,
		% of		% of		% of
	2021	revenue	2022	revenue	2023	revenue
	(in thousands, except for percentages)
Revenues
Artificial Intelligent Education	-	-	$1,770	83.5	$25,699	79.3
Artificial Intelligent Universe IAAS	-	-	350	16.5	6,727	20.7
Total revenues	-	-	$2,120	100.0	$32,426	100.0

For artificial intelligent universe IAAS and artificial intelligent education services, we provide modular technical services (such as simulation teaching module, three dimensions teaching module, virtual reality module) to academic and professional training centers and provide computing resources for data calculation services (such as engineering and scientific research project data calculation and accuracy verification) and for commercial services (such as film and television special effects, 3D animation, advertisement rendering and visualization) to our customers. Service contracts are primarily on a fixed price basis. Upon delivery of services, service confirmation letter and customer acceptance are generally required. Revenue is recognized at a point in time upon completion of the performance obligation is satisfied and accepted by the customers.

Cost of Revenues

In fiscal 2022 and 2023, our cost of revenues primarily includes the delivery of service or performance of service of AIE and AIU, including salaries and wages for technical support employees, related payroll deductions, staff benefits, share-based compensations, i-cloud rental expenses, depreciation for property, plant and equipment, amortization for software etc. The table below sets forth a breakdown of our cost of revenues for continuing operations for the periods indicated, both in absolute amount and as a percentage of our revenues:

	Year Ended August 31,
		% of		% of		% of
	2021	revenue	2022	revenue	2023	revenue
	(in thousands, except for percentages)
Cost of revenues
Artificial intelligent education service	-	-	$(1,566)	(73.9)	$(13,860)	(42.7)
Artificial intelligent universe IAAS service	-	-	(290)	(13.7)	(3,145)	(9.7)
Total cost of revenues	-	-	$(1,856)	(87.5)	$(17,005)	(52.4)

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses

In fiscal 2023, selling and marketing expenses primarily consisted of marketing staff salaries.

In fiscal 2022, there was no selling and marketing expenses incurred due to classification of our legacy education business as discontinued operations.

In fiscal 2021, selling and marketing expenses primarily consisted of share-based compensation.

Our selling and marketing expenses as a percentage of revenues were nil, nil and 0.1% for the fiscal years of 2021, 2022 and 2023, respectively. We expect that our selling and marketing expenses will be minimal as we focus on smart education services.

General and Administrative Expenses

The following table sets forth our operating expenses for continuing operations, both in absolute amount and as a percentage of our revenue, for the periods presented.

	Year Ended August 31,
		% of		% of		% of
	2021	revenue	2022	revenue	2023	revenue
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	$(17)	NM	-	-	$(59)	(0.2)
General and administrative expenses	(9,673)	NM	(53,435)	(2,520.5)	(1,762)	(5.4)
Total operating expenses	$(9,690)	NM	$(53,435)	(2,520.5)	$(1,821)	(5.6)

NM – Not meaningful.

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

Hong Kong

Meta HK, our subsidiary in Hong Kong, are subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made as it has no assessable income for the fiscal years ended August 31, 2021, 2022 and 2023.

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

Revenue recognition

Revenue is recognized when control of promised services is transferred to our customers in amounts of consideration to which we expect to be entitled to in exchange for those services. We follow the five steps approach for revenue recognition under Topic 606: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue as we satisfy a performance obligation.

Primary sources of our revenues are as follows:

(1)	Artificial Intelligent Education (AIE) service provide modular technical services (such as simulation teaching module, three dimensions teaching module, virtual reality module) to academic and professional training centers.

(2)	AIU (Artificial Intelligent Universe) IAAS service provides computing resources for data calculation services (such as engineering and scientific research project data calculation and accuracy verification) and for commercial services (such as film and television special effects, 3D animation, advertisement rendering and visualization) to our customers.

Service contracts are primarily on a fixed price basis. Upon delivery of services, project completion inspection and customer acceptance are generally required. Revenue is recognized at a point in time upon completion of the performance obligation is satisfied and accepted by the customers.

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

The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying financial statements have been prepared on a basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company recorded income from continuing operations of $10.5 million for the year ended August 31, 2023, is in default of its debt obligations as of August 31, 2023, while having net assets and shareholders’ surplus position of $4.8 million. The above matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As shown in the accompanying financial statements as of August 31, 2023, the Company had net cash increased of $91.7 million for the year ended August 31, 2023. As of August 31, 2023, the Company had cash balance of $121.1 million.

In evaluating if there is substantial doubt about the ability to continue as a going concern, the Group is trying to alleviate the going concern risk through (1) equity or debt financing, and (2) increasing cash generated from new business model in artificial intelligent education service and artificial intelligent universe IAAS service, to meet our anticipated working capital requirements for at least the next 12 months. The Group may, however, need additional capital in the future to fund our further expansion. If the Group determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, the Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to shareholders of the Group.

During the year ended August 31, 2023, the Company issued 42,808,219 ordinary shares at $0.584 per ordinary share for a gross proceed of $25 million in September 2022, 41,806,020 ordinary shares at $0.7475 per ordinary share for a gross proceed of $25 million in May 2023, and 40,109,096 ordinary shares at $0.7791 per ordinary share for a gross proceed of $25 million in July 2023.

The Company restructured its business by selling tutoring services and then focus on smart education services. The sale of the tutoring services was completed on November 25,2022. The Company has carried out product iterations on our original business: shifting from education and training to education and technology, using the original channels to carry out quality education and technology output, including 5G technology, smart campus system, virtual training system based on Metaverse, etc. The new business is using the six core technologies of Metaverse and artificial intelligence, blockchain, network computing, interaction, game technology, and the Internet of Things as the company’s core technologies, building a new type of blockchain smart student card and global smart employment quality Educational virtual world (new type of artificial intelligence employment training), combination of virtual and real prediction world (digital education, risk prediction, computing power output), VR shopping world (new e-commerce) and other products provide global customers with a new digital world experience.

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

Change of reporting currency

Starting from September 1, 2022, the Company changed its reporting currency from Renminbi to U.S. dollar since almost all of the Company’s revenue, expenses, assets, liabilities and shareholders’ equity are now denominated in U.S. dollar. The alignment of the reporting currency with the underlying operations will better illustrate the Company’s results of operations for each fiscal period. The Company has applied the change of reporting currency retrospectively to its historical results of operations and financial statements. All prior periods' comparative financial information has been restated as if the Company always used U.S. dollar as its reporting currency.

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

Fiscal Year Ended August 31, 2023 compared to Fiscal Year Ended August 31, 2022

	For the years ended August 31,
	2023		2022
		As		As	Amount	Percentage
		% of		% of	increase	increase
	Amount	revenue	Amount	revenue	(decrease)	(decrease)
(in thousands, except for percentages)
Revenues	$32,426	100.0%	$2,120	100.0%	$30,306	1,429.5%
Cost of revenues	(17,005)	(52.4)%	(1,856)	(87.5)%	(15,149)	816.2%
Gross profit	15,421	47.6%	264	12.5%	15,157	5,741.3%
Selling and marketing expenses	(59)	(0.2)%	-	-	59	100.0%
General and administrative expenses	(1,762)	(5.4)%	(53,435)	(2,520.5)%	(51,673)	(96.7)%
Income (loss) from operations	13,600	41.9%	(53,171)	(2,508.1)%	66,771	125.6%
Interest income	756	2.3%	1	-	755	75,500.0%
Interest expense	(3,818)	(11.8)%	(7,408)	(349.4)%	(3,590)	(48.5)%
Other (expenses) income	(4)	-	3	0.00	(7)	(233.3)%
Income (loss) from continuing operations	10,534	32.5%	(60,575)	(2,857.3)%	71,109	117.4%
Income (loss) from discontinued operations	683,961	2,109.3%	(113,614)	(5,359.2)%	797,575	802.0%
Net income (loss)	694,495	2,141.8%	(174,189)	(8,216.5)%	868,684	598.7%
Add: Net loss attributable to non-controlling interests	-	-	5,286	249.3%	(5,286)	(100.0)%
Net income (loss) attributable to Meta Data Limited's shareholders	$694,495	2,141.8%	$(168,903)	(7,967.1)%	$863,398	611.2%

Revenues

Revenues increased by $30.3 million, or 1,429.5%, to $32.4 million for the year ended August 31, 2023 from $2.1 million for the same period of last year. The increase was mainly attributed to full year contribution of revenue derived from artificial intelligent education and artificial intelligent universe IAAS services as compared to two months of revenue in fiscal 2022 as these two services were commenced operations in July 2022.

Cost of revenues

Cost of revenues increased by $15.1 million, or 816.2%, to $17.0 million for the year ended August 31, 2023 from $1.9 million for the same period of last year. The increase was mainly in line with the increase in revenue.

Gross profit and gross margin.

As a result of the factors set out above, gross profit increased by $15.2 million, or 5,741.3%, to $15.4 million for the year ended August 31, 2023 from $0.3 million for the same period of last year. Gross margin increased from 12.5% for fiscal 2022 to 47.6% for fiscal 2023. The increase in gross margin was mainly attributable to the increase in efficiency in completing the services to customers which reduced time spent and costs in completing tasks.

Selling and marketing expenses

Selling and marketing expenses increased by $0.06 million, or 100.0%, to $0.05 million for the year ended August 31, 2023 from nil for the same period of last year. The increase was mainly attributable to sales and marketing staff salaries for the artificial intelligent education and artificial intelligent universe IAAS services which we employed in fiscal 2023.

General and administrative expenses

General and administrative expenses decreased by $51.7 million, or 96.8%, to $1.7 million for the year ended August 31, 2023 from $53.4 million for the same period of last year. In fiscal year 2023, general and administrative expenses was mainly related to staff salaries, audit fees and other professional fees. In fiscal 2022, general and administrative expenses was mainly attributable to one-time share-based compensation expenses of $44.5 million as the Company cancelled all the stock options and restricted shares with no replacement agreements because all the grantees’ service contracts were terminated due to the impact of Double Reduction Policy on education from China’s central government.

Interest income

Interest income increased by $0.8 million, or 75,500%, to $0.8 million for the year ended August 31, 2023 from $1,000 for the same period of last year. The increase in interest income was mainly attributable to the increase in bank balances as well as the increase in interest rates.

Interest expenses

Interest expenses decreased by $3.6 million, or 48.5%, to $3.8 million for the year ended August 31, 2023 from $7.4 million for the same period of last year. The interest expenses were mainly due to lower average interest rates on loans in fiscal 2023 as compared to fiscal 2022.

Income (loss) from continuing operations

As a result of the factors set out above, we had $10.5 million net income from continuing operations in fiscal 2023 as compared to loss from continuing operations of $60.6 million in fiscal 2022.

Income from discontinued operations

Income from discontinued operations increased by $0.8 billion, or 802.0%, to income of $0.7 billion for the year ended August 31, 2023 from loss of $0.1 billion for same period of last year. The increase in income from discontinued operations was mainly attributable to the Company completed the disposition of its wholly owned subsidiary, OneSmart Edu Inc., to the purchaser, Muckle Capital Investment Co., Ltd on November 25, 2022.

Net income

As a result of foregoing factors, the net income was $0.7 billion for the year ended August 31, 2023 as compared to net loss of $174.2 million for the same period of last year.

Fiscal Year Ended August 31, 2022 compared to Fiscal Year Ended August 31, 2021

	For the years ended August 31,
	2022		2021
		As		As	Amount	Percentage
		% of		% of	increase	increase
	Amount	revenue	Amount	revenue	(decrease)	(decrease)
	(in thousands, except for percentages)
Revenues	$2,120	100.0%	-		$2,120	100.0%
Cost of revenues	(1,856)	(87.5)%	-		(1,856)	100.0%
Gross profit	264	12.5%	-		264	100.0%
Selling and marketing expenses	-	-	(17)	NM	-	(100.0)%
General and administrative expenses	(53,435)	(2,520.5)%	(9,673)	NM	43,762	452.4%
Loss from operations	(53,171)	(2,508.1)%	(9,690)	NM	43,481	448.7%
Interest income	1	-	879	NM	(878)	(99.9)%
Interest expense	(7,408)	(349.4)%	(7,946)	NM	(538)	(6.8)%
Other income (expenses)	3	-	(256)	NM	259	101.2%
Loss from continuing operations	(60,575)	(2,857.5)%	(17,013)	NM	(43,562)	(456.1)%
Loss from discontinued operations	(113,614)	(5,359.2)%	(760,879)	NM	(647,265)	(114.9)%
Net loss	(174,189)	(8,216.6)%	(777,892)	NM	(603,703)	(122.4)%
Add: Net loss attributable to non-controlling interests	5,286	249.3%	5,871	NM	(585)	(10.0)%
Net loss attributable to Meta Data Limited's shareholders	$(168,903)	(7,967.3)%	$(772,021)	NM	$(603,118)	(78.1)%

NM – Not meaningful.

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

In order to comply with the above applicable rules and regulations, we shut down all the education programs and learning centers in China and began to transform ourself into a different sector in Metaverse business. In fiscal year 2022, all our revenues derived from artificial intelligent education and artificial intelligent universe IAAS. Accordingly, our revenues changed dramatically from nil in the fiscal year 2021 to $2.1 million in the fiscal year 2022 due to the classification of the education related revenue to the discontinued operations in fiscal year 2022.

Cost of revenues. Our cost of revenues increased by 100% from nil in fiscal year 2021 to $1.9 million in the fiscal year 2022 which was in line with the increase in revenues.

Gross profit and gross margin. As a result of the factors set out above, our gross profit increased by 100% from nil in fiscal 2021 to $0.3 million in fiscal year 2022.

Selling and marketing expenses. Our selling and marketing expenses decreased by 100.0% from US$0.02 million in fiscal 2021 to nil in fiscal 2022 mainly attributable to a decrease in sales and marketing expenses from the discontinued operation.

General and administrative expenses. Our general and administrative expenses increased by $43.6 million, or 453.9%, from $9.6 million in fiscal 2021 to $53.4 million in fiscal 2022 was mainly attributable to one-time share-based compensation expenses of $44.5 million as the Company cancelled all the stock options and restricted shares with no replacement agreements because all the grantees’ service contracts were terminated due to the impact of Double Reduction Policy on education from China’s central government.

Operating loss. As a result of the factors set out above, we had $9.6 million operating loss in fiscal 2021 and $53.2 million operating loss in fiscal 2022.

Loss from continuing operations

As a result of the foregoing, loss from continuing operations increased by $43.6 million, or 456.1%, from $17.0 million in fiscal 2021 to $60.6 million in fiscal 2022.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

In assessing our liquidity and substantial doubt about our ability to continue as a going concern, we monitor and analyze cash on-hand and operating expenditure commitments. Our liquidity needs are to meet working capital requirements and operating expense obligations. To date, we financed our operations primarily through cash generated by operating activities, equity or convertible securities financing activities.

Our management has considered whether there is substantial doubt about our ability to continue as a going concern due to (1) income from continuing operations of $10.5 million for the year ended August 31, 2023; (2) accumulated deficits of approximately $0.9 billion as of August 31, 2023; (3) the working capital surplus of $6.0 million as of August 31, 2023; (4) net cash provided by operating activities from continuing operations of $13.3 million for the year ended August 31, 2023; and (5) the cash of $121.1 million as of August 31, 2023. Cash primarily consists of cash in bank. Based on the above considerations, the Company’s management is of the opinion that we will probably not having sufficient funds to meet our working capital requirements and debt obligations as they become due starting from one year from the date of this report. As a result, the Company’s management has determined there is no substantial doubt about our ability to continue as a going concern. In evaluating if there is substantial doubt about the ability to continue as a going concern, we are trying to alleviate the going concern risk through (1) equity or debt financing and (2) increasing cash generated from new business model operations. We may, however, need additional capital in the future to fund our operation. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders.

During the year ended August 31, 2023, the Company issued 42,808,219 ordinary shares at $0.584 per ordinary share for a gross proceed of $25 million in September 2022, 41,806,020 ordinary shares at $0.7475 per ordinary share for a gross proceed of $25 million in May 2023, and 40,109,096 ordinary shares at $0.7791 per ordinary share for a gross proceed of $25 million in July 2023.

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

The following table sets forth a summary of our cash flows from continuing operations for the periods presented:

	For the years ended August 31,
	2023	2022	2021
Net cash provided by (used in) operating activities from continuing operations	$13,355	$(7,566)	$(8,364)
Net cash provided by investing activities from continuing operations	1,000	8,559	33,900
Net cash provided by (used in) financing activities from continuing operations	77,375	30,681	(74,912)
Effect of exchange rate change on cash	-	(8,360)	1,634
Net increase (decrease) in cash	91,730	23,314	(47,742)
Cash, beginning of year	29,382	6,068	41,674
Cash, end of year	$121,112	$29,382	$6,068

Operating Activities

Net cash provided by operating activities from continuing operations for the year ended August 31, 2023 was $13.4 million. The net cash provided by operating activities was primarily due to (i) net income of $10.5 million and (ii) accrual of interest payable of $3.8 million.

Net cash used in operating activities for the fiscal year ended August 31, 2022 was $7.6 million. The difference between our net loss of $174.2 million and the net cash used in operating activities was primarily due to (i) net loss of $113.6 million arising from discontinued operations, and (ii) net loss of $60.6 million arising from continuing operations, and was partially offset by share-based compensation of $44.5 million and an increase of accrued expenses and other current liabilities of $8.5 million.

Net cash generated from operating activities for the fiscal year ended August 31, 2021 was $21.4 million. The difference between our net loss of $777.9 million and the net cash generated from operating activities was primarily due to (i) net loss of $760.9 million arising from discontinued operations, and (ii) net loss of $17.0 million arising from continuing operations; and was partially offset by share-based compensation of $6.6 million and an increase of accrued expenses and other current liabilities of $2.0 million.

Investing Activities

Net cash provided by investing activities was $1.0 million for the year ended August 31, 2023, primarily due to proceeds of $1.0 million from disposal of subsidiaries.

Net cash provided by investing activities was $11.6 million in the fiscal year ended August 31, 2022, primarily due to (i) proceeds from disposal of short-term investments of $8.6 million and (ii) net cash of $3.0 million provided by discontinued operations.

Net cash used in investing activities was $22.9 million in the fiscal year ended August 31, 2021, primarily due to net cash of $56.8 million used by discontinued operations, and was partially offset by the proceeds from sales of short-term investments of $33.9 million.

Financing Activities

Net cash provided by financing activities was $77.4 million for the year ended August 31, 2023, primarily due to the proceeds of $75.0 million from issuance of ordinary shares and pre-funded warrants at private placement, net of issuance cost of $30,000 and proceeds of $2.4 million from third-party loans.

Net cash provided by financing activities in the fiscal year ended August 31, 2022 was $22.7 million, primarily due to the proceeds of $28.5 million from the issuance of ordinary shares and proceeds of $2.3 million from third-party loans, partially offset by net cash of $8.0 million used by discontinued operations.

Net cash used in financing activities in the fiscal year ended August 31, 2021 was $144.8 million, primarily due to repayment of convertible note of $76.1 million and net cash of $69.8 million used by discontinued operations.

Capital Expenditures

We made capital expenditures of $3.2 million, nil and nil in the fiscal year 2021, 2022 and 2023, respectively. The decrease of capital expenditures in the fiscal year 2022 was mainly due to the shut-down of learning centers due to the Double Reduction Policy in July 2021. Our capital expenditures have been primarily funded by cash generated from our operations.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company-B. Business Overview-Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended August 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Revenue recognition

Revenue is recognized when control of promised services is transferred to our customers in amounts of consideration to which we expect to be entitled to in exchange for those services. We follow the five steps approach for revenue recognition under Topic 606: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue as we satisfy a performance obligation.

Primary sources of our revenues are as follows:

(1)	Artificial Intelligent Education (AIE) service provide modular technical services (such as simulation teaching module, three dimensions teaching module, virtual reality module) to academic and professional training centers.

(2)	AIU (Artificial Intelligent Universe) IAAS service provides computing resources for data calculation services (such as engineering and scientific research project data calculation and accuracy verification) and for commercial services (such as film and television special effects, 3D animation, advertisement rendering and visualization) to our customers.

Service contracts are primarily on a fixed price basis. Upon delivery of services, project completion inspection and customer acceptance are generally required. Revenue is recognized at a point in time upon completion of the performance obligation is satisfied and accepted by the customers.

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

The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying financial statements have been prepared on a basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company recorded income from continuing operations of $10.5 million for the year ended August 31, 2023, is in default of its debt obligations as of August 31, 2023, while having net assets and shareholders’ surplus position of $4.8 million. The above matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As shown in the accompanying financial statements as of August 31, 2023, the Company had net cash increased of $91.7 million for the year ended August 31, 2023. As of August 31, 2023, the Company had cash balance of $121.1 million.

In evaluating if there is substantial doubt about the ability to continue as a going concern, the Group is trying to alleviate the going concern risk through (1) equity or debt financing, and (2) increasing cash generated from new business model in artificial intelligent education service and artificial intelligent universe IAAS service, to meet our anticipated working capital requirements for at least the next 12 months. The Group may, however, need additional capital in the future to fund our further expansion. If the Group determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, the Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to shareholders of the Group.

During the year ended August 31, 2023, the Company issued 42,808,219 ordinary shares at $0.584 per ordinary share for a gross proceed of $25 million in September 2022, 41,806,020 ordinary shares at $0.7475 per ordinary share for a gross proceed of $25 million in May 2023, and 40,109,096 ordinary shares at $0.7791 per ordinary share for a gross proceed of $25 million in July 2023.

The Company restructured its business by selling tutoring services and then focus on smart education services. The sale of the tutoring services was completed on November 25,2022. The Company has carried out product iterations on our original business: shifting from education and training to education and technology, using the original channels to carry out quality education and technology output, including 5G technology, smart campus system, virtual training system based on Metaverse, etc. The new business is using the six core technologies of Metaverse and artificial intelligence, blockchain, network computing, interaction, game technology, and the Internet of Things as the company’s core technologies, building a new type of blockchain smart student card and global smart employment quality Educational virtual world (new type of artificial intelligence employment training), combination of virtual and real prediction world (digital education, risk prediction, computing power output), VR shopping world (new e-commerce) and other products provide global customers with a new digital world experience.

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

Change of reporting currency

Starting from September 1, 2022, the Company changed its reporting currency from Renminbi to U.S. dollar since almost all of the Company’s revenue, expenses, assets, liabilities and shareholders’ equity are now denominated in U.S. dollar. The alignment of the reporting currency with the underlying operations will better illustrate the Company’s results of operations for each fiscal period. The Company has applied the change of reporting currency retrospectively to its historical results of operations and financial statements. All prior periods' comparative financial information has been restated as if the Company always used U.S. dollar as its reporting currency.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiaoming Li	41	Chairman and Chief Executive Officer
Chee Jiong Ng	52	Chief Financial Officer
Dr. Robert Angell	62	Independent Director
Dr. Mengchu Zhou	60	Independent Director
Yanyi Tang	39	Independent Director
Abbie Li	29	Independent Director

Mr. Xiaoming Li, aged 41, has served as the CEO of Henan Shenglong Culture Communication Co., Ltd. since December 2019. From December 2016 to May 2019, he served as the chief technical officer of Shenzhen Aladdin Technology Development Co., Ltd. Mr. Li served as a professor at Henan Agricultural University’s enterprise, Henan Big Feed Technology Co., Ltd., where he taught in the teaching and research department, as well as actively researching the development and direction of contemporary education and new educational technology systems. Mr. Li graduated from Henan University of Economics and Law, China, with a bachelor’s degree in software engineering with a concentration in IT and education.

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

Abbie Li is the co-founder of X DAO since January 2023. From January 2021 to December 2021, Ms. Li served as an associate of Investment Banking Division at CICC. From January 2020 to December 2020, Ms. Li served as a partner of Coldharbour Capital. From October 2020 to August 2021, Ms. Li served as the managing director of Faith-Group Co. Ltd. From September 2019 to October 2020, Ms. Li served as an associate of Investment Banking Division at JP Morgan. Ms. Li obtained her bachelor’s degree in Mathematics from New York University in 2018.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended August 31, 2023, we paid an aggregate of $0.3 million in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 26, 2023  by:

●	each of our directors and executive officers; and

●	each person known to us owning beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 153,948,323 ordinary shares outstanding as of December 26, 2023, including (i) 153,948,323 Class A ordinary shares, and (ii) nil Class B ordinary shares.

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

	Class A ordinary	Class B ordinary	Total ordinary shares on an as converted		% of aggregate voting
	shares	shares	basis	%	power
Directors and Executive Officers**:
Xiaoming Li	-	-	-	-	-
Chee Jiong Ng	340	-	340	*	*
Dr. Robert Angell	337	-	337	*	*
Dr. Mengchu Zhou	337	-	337	*	*
Yanyi Tang	329	-	329	*	*
Shengcong Ma	327	-	327	*	*
All Directors and Executive Officers as a Group	1,669	-	1,669	*	*
Principal Shareholders:
Metaverse Digital Investment Co., Limited (1)	4,580,860	-	4,580,860	3.0	3.0

*	Less than 1% of our total outstanding shares.

**	Except as otherwise indicated below, the business address of our directors and executive officers is Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street, Sha Tin New Territories, Hong Kong

(1)	Represents 4,580,860 Class A ordinary shares held by Metaverse Digital Investment Co., Limited, a Hong Kong corporation. The registered address of Metaverse Digital Investment Co., Limited is Rm 517, New City Centre, 2 Lei Yue Mun Road, Kwun Tong, Kowloon, Hong Kong SAR.

To our knowledge, as of August 31, 2023, 6,058,538 of our ordinary shares were held by record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Not applicable.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing two Class A ordinary shares, have been listed on the NYSE since March 28, 2018. Our ADSs trade under the symbol “AIU.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing two Class A ordinary shares, have been listed on the NYSE since March 28, 2018. Our ADSs trade under the symbol “AIU.”

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

Ordinary Shares

On May 11, 2023, the shareholders of the Company approved the consolidation of its ordinary share at a ratio of one-for-five hundred (the “share consolidation”), effective on May 15, 2023. Upon effective of the share consolidation, the ratio for each ADS was changed to one (1) ADS to two (2) Class A ordinary shares. Immediately following the share consolidation, the authorized share capital of the Company, as approved by the shareholders, were changed from US$50,000 divided into 100,000,000 shares of a par value of US$0.0005 each, comprising of (i) 75,406,315 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 4,593,684 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, to US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A ordinary shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B ordinary shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors (the “increase of authorized shares”).

Our current authorized share capital is US$100,000 consisting of 200,000,000 shares comprising of (i) 140,000,000 Class A ordinary shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B ordinary shares of a par value of US$0.0005 each and (iii) 40,000,000 shares of a par value of US$0.0005 each of such class or classes (however designated) as our board of directors may determine in accordance with our sixth amended and restated memorandum and articles of association. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under our sixth amended and restated memorandum and articles of association, our company may not issue bearer shares.

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

We do not believe that we were a PFIC for the taxable year ended August 31, 2023 and do not anticipate becoming a PFIC for the foreseeable future. While we do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 3.1% and 2.0%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Market Risks

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in U.S. dollars. To date, we have not used any derivative financial instruments to hedge exposure to such any foreign exchange risk.

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

With regard to interest rate sensitivity on our loans, we present the sensitivity analysis below based on the exposure to interest rates for interest bearing loans with variable interest rates as of August 31, 2022. The analysis is prepared assuming that those balances outstanding as of August 31, 2022 were outstanding for the whole financial year. A 1.0% increase or decrease which represents the management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest bearing loans balances with floating interest rates as of August 31, 2023, a 1.0% increase or decrease in each applicable interest rate would add or deduct $1.0 million to our interest expense for the fiscal year ended August 31, 2023.

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

Fees and Other Payments Made by the Depositary to US

The depositary anticipates to make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We did not receive such reimbursement from the depositary in the fiscal year ended August 31, 2023.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information-B. Memorandum and Articles of Association-Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

As of August 31, 2023, we used up the net proceeds from our initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of August 31, 2023. Based upon that evaluation, our management has concluded that, due to the material weakness identified below, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of August 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of August 31, 2023 because of the material weakness described below.

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

In order to remedy our identified material weakness subsequent to August 31, 2023, our management plan to undertake steps to improve our ICFR, including (i) enhancing the oversight function within the corporate governance framework by engaging involvement of directors, officers and other senior management in both ICFR and overall strategy setting process; (ii) continuing to hire additional headcounts for qualified accounting staffs with relevant U.S. GAAP and SEC reporting experience and qualifications to improve the financial reporting function; (iii) providing regular and continuous U.S. GAAP accounting and financial reporting training programs internally & externally to our accounting and financial reporting team; (iv) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control, (v) hiring more professionals with management skills to improve overall performance. However, we cannot assure you that we would remediate our material weaknesses in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, are not required to provide the auditor attestation report.

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

OneStop Assurance PAC

	Year Ended August 31,
	2022	2023
	(in US$ thousands)
Audit fees (1)	350	360
All other fees (2)	-	-
Tax fees (3)	-	-

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, net of out-of-pocket expenses incurred and taxes.

(2)	“All other fees” represents the aggregate fees billed listed for services rendered by our principal auditors associated with certain due diligence project and review of our financial statements and not reported under “Audit fees” in the fiscal year of 2022 and 2023, respectively, net of out-of-pocket expenses incurred and taxes.

(3)	“Tax fees” represents the aggregate fees billed listed for the professional tax services rendered by our principal auditors.

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

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Sixth amended and Restated Memorandum and Articles of Association of the Registrant, effective April 28, 2022 (incorporated herein by reference to Exhibit 1.1 to the annual report on Form 20-F filed with the SEC on May 23, 2022)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 filed on March 16, 2018 (File No. 333-223406))
2.2	Registrant’s Specimen Certificate for ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed on March 16, 2018 (File No. 333-223406))
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 filed on March 16, 2018 (File No. 333-223406))
2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F filed with the SEC on December 31, 2020)
4.1	Securities Purchase Agreement, dated June 29, 2023 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed with the SEC on July 12, 2023)
4.2	Securities Purchase Agreement, dated May 18, 2023 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed with the SEC on May 19, 2023)
4.3	Director Offer Letter, dated February 23, 2023, by and between Abbie Li and the Company(incorporated herein by reference to the Company’s Current Report on Form 6-K filed on March 3, 2023)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406))
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of OneStop Assurance PAC, an independent registered public accounting firm
97.1*	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Meta Data Limited

	By:	/s/ Xiaoming Li
		Name:	Xiaoming Li
		Title:	Chief Executive Officer

Date: December 26, 2023

META DATA LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Meta Data Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Meta Data Limited and its subsidiaries (collectively the “Company”) as of August 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, consolidated statements of changes in shareholders’ equity, and cash flows, for each of the three years in the period ended August 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of August 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. In 2022 and 2023, the Company hasn’t paid the principal and interests of the long-term loan, and the interests of the convertible senior notes haven’t been paid. Therefore, both of the afore-mentioned loans are considered in default. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. In 2022 and 2023, the Company hasn’t paid the principal and interests of the long-term loan, and the interests of the convertible senior notes haven’t been paid. Therefore, both of the afore-mentioned loans are considered in default. The Company will continue to focus on the service lines as last year, namely AIU service and AIE service. The Company will endeavour to retain our existing customers and hence continue to generate our major revenue from existing customers. Management will review the performance on quarterly basis to keep up with customer demand and to seek any market potential for its business.

This significant unusual situation is a critical audit matter as it relates to a material disclosure of going concern and involved complex estimation by management and auditor subjective.

How we Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

●	Obtaining an understanding, and evaluating management’s assessment on whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time;

●	Assessing the management’s plans and obtaining sufficient appropriate audit evidence to determine whether or not substantial doubt can be alleviated or still exists;

●	Reviewing the relevant disclosures to the consolidated financial statements.

/s/ OneStop Assurance PAC

We have served as the Company’s auditors since 2022.

Singapore

December 26, 2023

PCAOB Register Number 6732

META DATA LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

	As of	As of
	August 31,	August 31,
	2023	2022

ASSETS
CURRENT ASSETS
Cash	$121,112	$29,382
Short-term investments	-	2,056
Prepaid expenses	8	-
Current assets from discontinued operations	-	18,142
TOTAL CURRENT ASSETS	$121,120	$49,580
NON-CURRENT ASSETS
Right-of-use assets, net	24	-
TOTAL NON-CURRENT ASSETS	24	-

TOTAL ASSETS	$121,144	$49,580

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Interest payable	$12,123	$8,305
Accrued expenses	1,046	2,054
Loans payable to third parties - current	5,705	4,500
Short-term loans	-	220
Long-term loans, current portion	61,240	61,240
Operating lease liabilities - current	24	-
Convertible senior notes	35,000	-
Current liabilities from discontinued operations	-	719,715
TOTAL CURRENT LIABILITIES	$115,138	$796,034

NON-CURRENT LIABILITIES
Operating lease liabilities - non-current	12	-
Loans payable to third parties - non-current	1,200	-
Convertible senior notes	-	35,000
TOTAL LIABILITIES	$116,350	$831,034

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Class A ordinary shares ($0.0005 par value; 80 million and 180 million ordinary shares authorized as of August 31, 2022 and 2023, respectively; 29.2 million issued and outstanding as of August 31, 2022 and 154 million issued and outstanding as of August 31, 2023, respectively) [1]	$77	$14
Additional paid-in capital	950,772	895,322
Statutory reserve	-	2,293
Accumulated deficits	(946,055)	(1,662,308)
Accumulated other comprehensive income	-	(13,144)
Total Meta Data Limited shareholders' equity	4,794	(777,823)
Non-controlling interests	-	(3,631)
Total shareholders' equity	4,794	(781,454)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$121,144	$49,580

1.	On May 11, 2023, the shareholders of the Company approved the consolidation of its ordinary share at a ratio of one-for-five hundred (the “share consolidation”), effective on May 15, 2023. Upon effective of the share consolidation, the ratio for each ADS was changed to one (1) ADS to two (2) Class A ordinary shares. Immediately following the share consolidation, the authorized share capital of the Company, as approved by the shareholders, were changed from US$50,000 divided into 100,000,000 shares of a par value of US$0.0005 each, comprising of (i) 75,406,315 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 4,593,684 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, to US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A ordinary shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B ordinary shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors (the “increase of authorized shares”). The issued and outstanding ordinary shares had been retrospectively adjusted from 14.6 billion ordinary shares to 29.2 million ordinary shares at August 31, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

META DATA LIMITED

CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

	For the years ended August 31,
	2023	2022	2021

Revenues	$32,426	$2,120	-
Cost of revenues	(17,005)	(1,856)	-
Gross profit	15,421	264	-

Operating expenses
Selling and marketing expenses	(59)	-	(17)
General and administrative expenses	(1,762)	(53,435)	(9,673)
Total operating expenses	(1,821)	(53,435)	(9,690)

Income (loss) from operations	13,600	(53,171)	(9,690)

Other expenses
Interest income	756	1	879
Interest expense	(3,818)	(7,408)	(7,946)
Other (expenses) income	(4)	3	(256)
Total other expenses, net	(3,066)	(7,404)	(7,323)

Income (loss) from continuing operations	10,534	(60,575)	(17,013)

Discontinued operations
Gain on disposition of discontinued operations	686,276	-	-
Loss from discontinued operations	(2,315)	(113,614)	(760,879)
Net income (loss) from discontinued operations	683,961	(113,614)	(760,879)

Net income (loss) attributable to Meta Data Limited's shareholders	$694,495	$(174,189)	$(777,892)
Add: Net loss attributable to non-controlling interests	-	5,286	5,871
Net income (loss) attributable to Meta Data Limited's shareholders	$694,495	$(168,903)	$(772,021)

Basic earnings (loss) per share
Continuing operations	$0.12	$(2.73)	$(1.29)
Discontinued operations	$7.84	$(5.13)	$(57.54)

Diluted earnings (loss) per share
Continuing operations	$0.12	$(2.73)	$(1.29)
Discontinued operations	$7.84	$(5.13)	$(57.54)

Weighted average number of shares outstanding (in thousands of shares)
Basic	87,293	22,166	13,223
Diluted	87,293	22,166	13,223

Net income (loss)	$694,495	$(174,189)	$(777,892)
Other comprehensive income (loss):
Unrealized loss on available-for-sale investment, net of tax	-	-	(1,810)
Foreign currency translation adjustment	-	(7,806)	808
Comprehensive income (loss)	694,495	(181,995)	(778,894)
Add: Comprehensive loss attributable to non-controlling interests	-	5,286	4,788
Comprehensive income (loss) attributable to Meta Data Limited's shareholders	$694,495	$(176,709)	$(774,106)

1.	On May 11, 2023, the shareholders of the Company approved the consolidation of its ordinary share at a ratio of one-for-five hundred (the “share consolidation”), effective on May 15, 2023. Upon effective of the share consolidation, the ratio for each ADS was changed to one (1) ADS to two (2) Class A ordinary shares. Immediately following the share consolidation, the authorized share capital of the Company, as approved by the shareholders, were changed to US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A ordinary shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B ordinary shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors (the “increase of authorized shares”). The weighted average number of basic and diluted ordinary shares had been retrospectively adjusted from 11.1 billion to 22.1 million for the year ended August 31, 2022 and from 6.6 billion to 13.2 million for the year ended August 31, 2021. As a result, the basic and diluted loss per ordinary share for continuing operations had been retrospectively adjusted from ($0.006) to ($2.733) and from ($0.003) to ($1.287) for the years ended August 31, 2022 and 2021, respectively. For discontinued operations, the basic and diluted loss per ordinary share had been retrospectively adjusted from ($0.010) to ($5.126) and from ($0.046) to ($22.933) for the years ended August 31, 2022 and 2021, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

META DATA LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

							Accumulated	Meta Data
			Additional				other	Limited	Non-	Total
	Ordinary shares		Paid in	Treasury	Statutory	Accumulated	comprehensive	shareholders'	controlling	shareholders'
	Shares	Amount	capital	stock	reserve	deficit	income (loss)	equity	interest	equity
Balance as of August 31, 2020	12,885,852	$6	$817,679	$(40,110)	$1,792	$(735,341)	$14,482	$58,508	$6,037	$64,545

Comprehensive loss	-	-	-	-	-	(772,021)	(1,002)	(773,023)	(4,788)	(777,811)
Appropriation of statutory reserves	-	-	-	-	643	-	-	643	-	643
Exercise of employee stock options	337,427	-	(47,037)	42,459	-	-	-	(4,578)	-	(4,578)
Share-based compensation	-	-	6,635	-	-	-	-	6,635	-	6,635
Effect of change in reporting currency	-	-	48,982	(2,402)	108	(52,670)	866	(5,116)	362	(4,754)

Balance as of August 31, 2021	13,223,279	$6	$826,259	$(53)	$2,543	$(1,560,032)	$14,346	$(716,931)	$1,611	$(715,320)

Comprehensive loss	-	-	-	-	-	(168,903)	(7,806)	(176,709)	(5,286)	(181,995)
Exercise of employee stock options	40	-	(50)	50	-	-	-	-	-	-
Disposal of subsidiaries	-	-	(1,683)	-	-	-	-	(1,683)	-	(1,683)
Capital contribution	16,000,000	8	28,492	-	-	-	-	28,500	-	28,500
Share-based compensation	-	-	44,539	-	-	-	-	44,539	-	44,539
Effect of change in reporting currency	-	-	(2,214)	(18)	(250)	66,627	(19,684)	44,461	44	44,505

Balance as of August 31, 2022	29,223,319	$14	$895,343	$(21)	$2,293	$(1,662,308)	$(13,144)	$(777,823)	$(3,631)	$(781,454)

Issuance of ordinary shares and pre-funded warrants at private placement, net of issuance cost of $30,000	124,723,335	63	74,907	-	-	-	-	74,970	-	74,970
Share-based compensation	1,669	-	8	-	-	-	-	8	-	8
Net income	-	-	-	-	-	694,495	-	694,495	-	694,495
Disposal of subsidiaries	-	-	(19,465)	-	(2,293)	21,758	13,144	13,144	3,631	16,775

Balance as of August 31, 2023	153,948,323	$77	$950,793	$(21)	-	$(946,055)	-	$4,794	-	$4,794

META DATA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

	For the years ended August 31,
	2023	2022	2021
Cash flows from operating activities
Net income (loss)	$694,495	$(174,189)	$(777,892)
Net income (loss) from discontinued operations	683,961	(113,614)	(760,879)
Net income (loss) from continuing operations	10,534	(60,575)	(17,013)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net income (loss) from discontinued operations	(683,961)	-	-
Amortization of right to use asset	10	-	-
Share-based compensation	8	44,539	6,635
Changes in operating assets and liabilities:
Prepaid expenses	(8)	-	-
Interest payable	3,818	-	-
Operating lease liabilities	2	-	-
Accrued expenses	(1,009)	8,470	2,014
Net cash provided by (used in) operating activities from continuing operations	13,355	(7,566)	(8,364)
Net cash provided by (used in) operating activities from discontinued operations	-	(36,264)	29,778
Net cash provided by (used in) operating activities	13,355	(43,830)	21,414

Cash flows from investing activities
Disposal of subsidiaries, net of cash	(15,097)	-	-
Proceeds from disposal of short-term investments	-	8,559	33,900
Net cash provided by investing activities from continuing operations	(15,097)	8,559	33,900
Net cash provided by (used in) investing activities from discontinued operations	-	3,012	(56,801)
Net cash provided by (used in) investing activities	(15,097)	11,571	(22,901)

Cash flows from financing activities
Repayment of convertible note	-	-	(76,084)
Proceeds from issuance of ordinary shares and warrants, net of issuance cost of $30,000	74,970	28,500	-
Proceed from third-party loans	2,405	2,300	-
Repayment of bank loans	-	(119)	-
Proceeds from exercise of share options	-	-	1,172
Net cash provided by (used in) financing activities from continuing operations	77,375	30,681	(74,912)
Net cash provided by (used in) financing activities from discontinued operations	-	(8,000)	(69,845)
Net cash provided by (used in) financing activities	77,375	22,681	(144,757)

Effect of changes of foreign exchange rates on cash	-	(4,482)	(2,453)
Net increase (decrease) in cash	75,633	(14,060)	(148,697)
Cash, cash equivalents and restricted cash, at the beginning of year	45,479	59,539	208,236
Cash, cash equivalents and restricted cash, at the end of year	121,112	45,479	59,539
Less: cash, cash equivalents and restricted cash of discontinued operations, at the end of year	-	(16,097)	(53,471)
Cash of continuing operations, at the end of year	$121,112	$29,382	$6,068
		-
Supplemental disclosure of cash flow information:
Interest paid	-	-	13,577
Income tax paid	-	-	8,286
Supplemental disclosure of non-cash investing and financing activities
Purchase of property and equipment included in accrued expenses and other current liabilities	-	-	184

The accompanying notes are an integral part of these consolidated financial statements.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

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

AIE is to build an intelligent training system based on intelligent training platform to provide the maximum immersive experience and the best technical foundation for learning, implementation in RT3D with 360-degree landscape, so that all users are no longer bound to bult World with improved digital life experience. AIU IAAS service provides software & hardware infrastructure (IAAS) to Metaverse business operator or individual users. It improves the accessibility of rendering modes through cloud computing and edge computing algorithms and computing power to improve the virtual world. Use of spatial localization algorithm, virtual scene fitting, real-time network transmission, GPU server, and edge computing to reduce cost and network congestion. Reduce the performance threshold requirements for terminal equipment, and improve the immersive user experience

Before fiscal year 2021, the company was principally engaged in the provision of premium tutoring services for students of kindergarten and primary, middle and high schools (“K12”) and premium young children education services in the People’s Republic of China (the “PRC”). Due to the PRC legal restrictions on foreign ownership and investment in the education business, the Company conducts its primary business operations through its VIEs.

The Company’s Board adopts resolutions approving, and recommends to the shareholders for their approval to change the Company’s corporate name from “OneSmart International Education Group Ltd” to “Meta Data Limited” on its annual general meeting held on April 28, 2022.

On October 28, 2022, the Company, OneSmart Edu Inc. (“OneSmart BVI”), the Company’s wholly owned subsidiary, and Muckle Capital Investment Co., Ltd. (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase OneSmart BVI in exchange for cash consideration of $1.0 million (the “Purchase Price”). Upon the closing of the transaction contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of OneSmart BVI and as a result, assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by OneSmart BVI. The closing of the Disposition is subject to certain closing conditions including the payment of the Purchase Price, the receipt of a fairness opinion from Roma Appraisals Limited and the approval of the Company’s shareholders.

As of November 25, 2022, the Company completed the disposition after the satisfaction or waiver of all closing conditions.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

1.	Organization and Principal Activities (continued)

Details of the Group’s subsidiaries as of August 31, 2023 are as follows:

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

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

2.	Summary of Significant Accounting Policies

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

The consolidated financial statements of the Company include the financial statements of the Company, its subsidiaries, the VIEs and the subsidiaries of the VIEs. All inter-company transactions and balances between the Company, its subsidiaries, the VIEs and the subsidiaries of the VIEs have been eliminated upon consolidation. Results of subsidiaries, businesses acquired from third parties and the VIEs are consolidated from the date on which control is transferred to the Company.

Change of reporting currency

Starting from September 1, 2022, the Company changed its reporting currency from Renminbi to U.S. dollar since almost all of the Company’s revenue, expenses, assets, liabilities and shareholders’ equity are now denominated in U.S. dollar. The alignment of the reporting currency with the underlying operations will better illustrate the Company’s results of operations for each fiscal period. The Company has applied the change of reporting currency retrospectively to its historical results of operations and financial statements. All prior periods’ comparative financial information has been restated as if the Company always used U.S. dollar as its reporting currency.

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

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

2.	Summary of Significant Accounting Policies (continued)

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

The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying financial statements have been prepared on a basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company recorded income from continuing operations of $10.5 million for the year ended August 31, 2023, is in default of its debt obligations as of August 31, 2023, while having net assets and shareholders’ surplus position of $4.8 million. The above matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As shown in the accompanying financial statements as of August 31, 2023, the Company had net cash increased of $91.7 million for the year ended August 31, 2023. As of August 31, 2023, the Company had cash balance of $121.1 million.

In evaluating if there is substantial doubt about the ability to continue as a going concern, the Group is trying to alleviate the going concern risk through (1) equity or debt financing, and (2) increasing cash generated from new business model in artificial intelligent education service and artificial intelligent universe IAAS service, to meet our anticipated working capital requirements for at least the next 12 months. The Group may, however, need additional capital in the future to fund our further expansion. If the Group determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, the Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to shareholders of the Group.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

2.	Summary of Significant Accounting Policies (continued)

Liquidity (continued)

During the year ended August 31, 2023, the Company issued 42,808,219 ordinary shares at $0.584 per ordinary share for a gross proceed of $25 million in September 2022, 41,806,020 ordinary shares at $0.7475 per ordinary share for a gross proceed of $25 million in May 2023, and 40,109,096 ordinary shares at $0.7791 per ordinary share for a gross proceed of $25 million in July 2023.

The Company restructured its business by selling tutoring services and then focus on smart education services. The sale of the tutoring services was completed on November 25,2022. The Company has carried out product iterations on our original business: shifting from education and training to education and technology, using the original channels to carry out quality education and technology output, including 5G technology, smart campus system, virtual training system based on Metaverse, etc. The new business is using the six core technologies of Metaverse and artificial intelligence, blockchain, network computing, interaction, game technology, and the Internet of Things as the company’s core technologies, building a new type of blockchain smart student card and global smart employment quality Educational virtual world (new type of artificial intelligence employment training), combination of virtual and real prediction world (digital education, risk prediction, computing power output), VR shopping world (new e-commerce) and other products provide global customers with a new digital world experience.

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

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

2.	Summary of Significant Accounting Policies (continued)

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

Foreign currency

The functional currency of the Company and its subsidiaries is the United States Dollars (“$”). The Group uses the United State Dollars as its reporting currency.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use. Cash equivalents include short-term, highly liquid investments that are both readily convertible to cash and so near their maturity when acquired by the entity (90 days or less from date of purchase) that they present insignificant risk of changes in value.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

2.	Summary of Significant Accounting Policies (continued)

Short-term investments

The Group accounts for all investments in accordance with ASC topic 320 (“ASC 320”), Investments – Debt Securities. The Group classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. All investments with original maturities of greater than three months not exceeding twelve months are classified as short-term investments, while those of more than twelve months are classified as long-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

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

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

2.	Summary of Significant Accounting Policies (continued)

Fair value of financial instruments

The FASB ASC Topic 820, Fair Value Measurements, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are unobservable.

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, loans payable to third parties, short-term and long-term loans, and convertible senior notes. The carrying amounts of these financial instruments approximate their fair values because of their short-term maturities.

Revenue recognition

Revenue is recognized when control of promised services is transferred to the Group’s customers in amounts of consideration to which the Group expects to be entitled to in exchange for those services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue as the Group satisfies a performance obligation.

In fiscal 2022, the Group generates revenues primarily through Artificial Intelligent Education (AIE) service and Artificial Intelligent Universe (AIU) IAAS service and develop smart training systems incorporating VR (virtual reality), AI (artificial intelligence), blockchain and other technologies to facilitate the teaching and training process. The following table presents the Group’s revenues disaggregated by revenue sources for the years ended August 31 2023 and 2022, respectively.

	For the	For the
	year ended	year ended
	August 31,	August 31,
Disaggregation of revenues	2023	2022
Artificial Intelligent Education	$25,699	$1,770
Artificial Intelligent Universe IAAS	6,727	350
Total	$32,426	$2,120

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

2.	Summary of Significant Accounting Policies (continued)

Revenue recognition (continued)

Primary sources of the Group’s revenues are as follows:

1)	Artificial Intelligent Education (AIE) service:

To provide modular technical services (such as simulation teaching module, three dimensions teaching module, virtual reality module) to academic and professional training centers. Service contracts are primarily on a fixed price basis. Upon delivery of services, project completion inspection and customer acceptance are generally required. Revenue is recognized at a point in time upon completion of the performance obligation is satisfied and accepted by the customers.

2)	Artificial Intelligent Universe (AIU) IAAS service:

To provide computing resources for data calculation services (such as engineering and scientific research project data calculation and accuracy verification) and for commercial services (such as film and television special effects, 3D animation, advertisement rendering and visualization) to our customers. Service contracts are primarily on a fixed price basis. Upon delivery of services, project completion inspection and customer acceptance are generally required. Revenue is recognized at a point in time upon completion of the performance obligation is satisfied and accepted by the customers.

Cost of revenues

Cost of revenues consist of costs directly attributable to the performance of AIE and AIU services which are mainly services provided by third parties.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

2.	Summary of Significant Accounting Policies (continued)

Lease

The Company determines if an arrangement contains a lease at the inception of a contract. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of- use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable, the Company utilizes its actual incremental borrowing rates to discount the lease payments.

The Company leases premises for offices under non-cancellable operating leases. Right-of-use assets are expensed over the term of lease. The Company leases do not include options to extend nor any restrictions or covenants. The Company has historically been able to renew its office leases. Under the terms of the lease agreements, the Company has no legal or contractual asset retirement obligations at the end of the lease.

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

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

2.	Summary of Significant Accounting Policies (continued)

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

Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income/(loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income/(loss) includes net income and unrealized loss on available-for-sale investments, net of tax and is presented in the consolidated statements of comprehensive income/(loss).

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

2.	Summary of Significant Accounting Policies (continued)

Earnings/(Loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Group’s redeemable convertible preferred shares and convertible senior notes using the if-converted method and ordinary shares issuable upon the exercise of warrants using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted earnings/(loss) per share are not reported separately for Class A or Class B ordinary shares (the “Ordinary Shares”) as each class of shares has the same rights to undistributed and distributed earnings.

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s CODM, who has been identified as the CEO, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. As the Group generates all of its revenue in the British Virgin Islands,   no geographical segments are presented.

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

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

3.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, BVI incorporated companies are not subject to tax on income or capital gains. In addition, upon payments of dividends by the company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Hong Kong incorporated companies are subject to Hong Kong profits tax of 16.5% on the activities conducted in Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements as it had no assessable income for the years ended August 31, 2021, 2022 and 2023.

4.	Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted net income per share for the following periods:

Year Ended August 31,	2023	2022	2021
Net income (loss) available for ordinary shareholders (A)	$694,495	$(174,189)	$(777,892)
- continuing operations	$10,534	$(60,575)	$(17,013)
- discontinued operations	$683,961	$(113,614)	$(772,021)

Weighted average outstanding ordinary shares (B)
- basic	87,293	22,166	13,223
- diluted	87,293	22,166	13,223

Earnings (loss) per ordinary share - basic (A/B)
- Continuing operations	$0.12	$(2.73)	$(1.29)
- Discontinued operations	$7.84	$(5.13)	$(57.54)

Earnings (loss) per ordinary share - diluted (A/B)
- Continuing operations	$0.12	$(2.73)	$(1.29)
- Discontinued operations	$7.84	$(5.13)	$(57.54)

Convertible notes and warrants that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented and the exercise price of warrants were higher than the average prices for the period.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

5.	Loans

The following table presents the Company’s outstanding loans as of August 31, 2023 and 2022:

	As of	As of
	August 31,	August 31,
	2023	2022
Short-term loans	-	$220
Long-term loans, current portion	61,240	61,240
Total	$61,240	$61,460

(a) Short-term loans

In July 2022, Meta Data entered into one loan agreement with One Capital Fund I.L.P., pursuant to which Meta Data is entitled to borrow HK 17,995 and US$217,790 in aggregate with zero interest rate for one year period. The loan was disposed along with the disposition of OneSmart Edu Inc to the purchaser, Muckle Capital Investment Co., Ltd on November 25, 2022.

(b) Long-term loans

In March 2019, The Company entered into a banking facility agreement with UBS AG Singapore Branch, pursuant to which Shanghai OneSmart is entitled to borrow a USD denominated loan of $139 million term facility and $61 million greenshoe facility with a floating interest rate of LIBOR+2.7%. The term facility has a three-year term from the initial drawdown date and should be repaid in installments. The Company drew down the $139 million term facility in full in March 2019. The proceeds from this term facility were used for the Group’s share repurchase program, working capital, capital expenditure, and other general corporate purposes; and is guaranteed by OneSmart HK and subject to certain financial covenants as defined in the facility agreement. The Company is in default on   these loans.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

6.	Loans payable to third parties

	August 31,	August 31,
	2023	2022
Loans payable to third parties - current	$5,705	$4,500
Loans payable to third parties - non-current	1,200	-
Loans payable to third parties	$6,905	$4,500

In August 2023, Metaverse Digital entered into an agreement with Ms Nana Feng, pursuant to which Metaverse Digital borrowed a loan of $0.2 million with 5% interest rate per annum from August 25, 2023 to August 24, 2024.

In March 2023, Metaverse Digital entered into an agreement with Mr. Zhang Zhenning, pursuant to which Metaverse Digital borrowed a loan of $0.1 million with 2% interest rate per annum from March 31, 2023 to March 30, 2024.

In February 2023, Metaverse Digital entered into an agreement with Ms Nana Feng, pursuant to which Metaverse Digital borrowed a loan of $0.1 million with 5% interest rate per annum from June 30, 2023 to June 29, 2024.

In February 2023, the Company entered into two agreements with Mr. Zhang Zhenning, pursuant to which the Company borrowed a loan of $0.6 million with 5% interest rate per annum from February 14, 2023 to February 13, 2024.

In February 2023, Metaverse Digital entered into an agreement with Mr. Zhang Zhenning, pursuant to which Metaverse Digital borrowed a loan of $0.1 million with 5% interest rate per annum from February 13, 2023 to February 12, 2024.

In January 2023, the Company entered into an agreement with Mr. Zhang Zhenning, pursuant to which the Company borrowed a loan of $0.1 million with 5% interest rate per annum from January 31, 2023 to January 30, 2024.

In December 2022, Metaverse Digital entered into an agreement with WWJ Group, Inc, pursuant to which Metaverse Digital borrowed a loan of $0.2 million with 5% interest rate per annum from December 23, 2022 to December 22, 2023 and with one year extension to December 22, 2024.

In October 2022, the Company entered into an agreement with Webao Limited, pursuant to which the Company borrowed a loan of $1.0 million with 2% interest rate per annum from October 28, 2022 to October 27, 2023 and with one year extension to October 27, 2024.

In July 2022, Metaverse Digital entered into an agreement with WWJ Group, Inc, pursuant to which Metaverse Digital borrowed a loan of $1.2 million with 5% interest rate per annum from July 22, 2022 to July 21, 2023 and with one year extension to July 21, 2024.

In April 2022, Metaverse Digital entered into an agreement with Mr. Zhang Zhenning, pursuant to which Metaverse Digital borrowed a loan of $1.0 million with nil interest rate from April 26, 2022 to April 25, 2023 and with one year extension to April 25, 2024.

In February 2022, Metaverse Digital entered into an agreement with Mr. Zhang Zhenning, pursuant to which the Company borrowed a loan of $1.5 million with 5% interest rate per annum from February 8, 2022 to February 7, 2023 and with one year extension to February 7, 2024.

In December 2021, the Company entered into an agreement with Mr. Zhang Zhenning, pursuant to which the Company borrowed a loan of $0.6 million with 12% interest rate per annum from December 8, 2021 to December 7, 2022 and with one year extension to December 7, 2023.

In December 2021, the Company entered into an agreement with Mr. Zhang Zhenning, pursuant to which the Company borrowed a loan of $0.2 million with 12% interest rate per annum from December 10, 2021 to December 9, 2022 and with one year extension to December 9, 2023.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

7.	Convertible senior notes

On February 28, 2020 and March 16, 2020, the Company issued $25 million and $10 million convertible senior notes (the “Notes”) to Yiheng Capital Partners, L.P., (“Yiheng Capital”) and Keenan Capital Fund, LP, (“Keenan Capital”), respectively. Interest shall be payable semi-annually in arrears at a rate of 4.75% per annum on each August 1 and February 1, commencing on August 1, 2020. The Notes will mature on February 28, 2025 and March 16, 2025, respectively unless repurchased or converted in accordance with their terms prior to such date. On January 30, 2022, Yiheng Capital transferred the convertible senior notes to Mr. Kun Wang.

The Notes are unsecured, $25 million Notes convertible into $6.75 per ADS and $10 million Notes convertible into $6.15 per ADS, bear interest at a rate of 4.75% per annum plus additional 2% per annum when in default. In 2022 and 2023, the Company hasn’t paid the principal and interests of the convertible senior notes. Therefore, the loans are considered in default.

8.	Leases

On September 1, 2022, the Group leases office spaces for its operations under non-cancelable operating lease agreement with expiration date in August 2025. The Group has no finance leases. The Company do not assume renewals in our determination of the lease term unless the renewals are reasonably certain to be exercised at lease commencement. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Lease expense for the years ended August 31, 2023, 2022 and 2021 was $12,241, nil and nil, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	August 31,	August 31,
	2023	2022
Right-of-use assets under operating leases	$24	-

Operating lease liabilities, current	24	-
Operating lease liabilities, non-current	12	-
Total operating lease liabilities	$36	-

As of August 31, 2023, maturities of lease liability were as follows:

As of
August 31,
Twelve months ending August 31,	2023
Fiscal year 2024	$24
Fiscal year 2025	12
Total Future minimum lease payments	36
Less: Imputed interest	-
Total	$36

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

9.	Shareholders’ Equity

Ordinary shares

On May 11, 2023, the shareholders of the Company approved the consolidation of its ordinary share at a ratio of one-for-five hundred (the “share consolidation”), effective on May 15, 2023. Upon effective of the share consolidation, the ratio for each ADS was changed to one (1) ADS to two (2) Class A ordinary shares. Immediately following the share consolidation, the authorized share capital of the Company, as approved by the shareholders, were changed from US$50,000 divided into 100,000,000 shares of a par value of US$0.0005 each, comprising of (i) 75,406,315 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 4,593,684 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, to US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A ordinary shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B ordinary shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors (the “increase of authorized shares”).

During the year ended August 31, 2023, the Company issued 42,808,219 Class A ordinary shares at $0.584 per ordinary share for a gross proceed of $25 million in September 2022, 41,806,020 Class A ordinary shares at $0.7475 per ordinary share for a gross proceed of $25 million in May 2023, and 40,109,096 Class A ordinary shares at $0.7791 per ordinary share for a gross proceed of $25 million in July 2023.

As of August 31, 2023, the Company had ordinary shares outstanding comprising of 153,948,323 Class A ordinary shares and nil Class B ordinary shares, respectively. No Class B ordinary shares were converted into Class A ordinary shares as of August 31, 2023.

As of August 31, 2022, the Company had ordinary shares outstanding comprising of 29,233,319 Class A ordinary shares and nil Class B ordinary shares, respectively. No Class B ordinary shares were converted into Class A ordinary shares as of August 31, 2022.

Warrants

During the year ended August 31, 2023, the Company issued (i) 42,808,219 warrants on September 1, 2022 with two warrants can be convertible into one Class A ordinary share at an exercise price of $0.701, can be exercised cashlessly after November 30, 2023 and with an expiry date of August 31, 2027, i.e. five years anniversary after issuance date; (ii) 41,806,020 warrants on May 31, 2023 with one warrant can be convertible into one Class A ordinary share at an exercise price of $0.7475, can be exercised cashlessly after August 30, 2023 and with an expiry date of May 30, 2028, i.e. five years anniversary after issuance date; and (iii) 40,109,096 warrants on July 20, 2023 with one warrant can be convertible into one Class A ordinary share at an exercise price of $0.7791, can be exercised cashlessly after October 19, 2023 and with an expiry date of July 19, 2028, i.e. five years anniversary after issuance date. As of August 31, 2023, nil warrant was exercised into nil Class A ordinary share.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

10.	Concentration of major customers and suppliers

For the year ended August 31, 2023, three major customers accounted for 27.8%, 26.0% and 25.5% respectively of the Company’s revenue. For the year ended August 31, 2022, two major customers accounted for 83.5% and 16.5% respectively of the Company’s revenue. Any decrease in revenue to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

No single customer accounted for 10% or more of total outstanding accounts receivable balance as of August 31, 2023 and 2022.

For the year ended August 31, 2023 and 2022, one supplier accounted for 100% of cost of revenue.

11.	Commitments and Contingencies

(a)	Capital commitments

As of August 31, 2023, the Group did not have any capital commitment.

(b)	Contingencies

There are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past caused, or to the Group’s knowledge, are reasonably possible to cause, a material change on the Group’s financial position, results of operations, or cash flow.

12.	Subsequent Events

Management has reviewed events occurring through the date the consolidated financial statements were issued and, except as disclosed elsewhere in the consolidated financial statements, no subsequent events occurred that require accrual or disclosure.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

13.	Disposition of discontinued operations

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

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities held for sale in the consolidated balance sheet of August 31, 2023 and 2022.

	August 31,	August 31,
	2023	2022
	$	$
Carrying amounts of major classes of assets held for sale:
Cash and cash equivalents	-	$16,097
Property and equipment, net	-	2,045
Total assets of disposal group	-	18,142

Carrying amounts of major classes of liabilities held for sale:
Accrued expenses and other current liabilities	-	249,024
Income taxes payable	-	5,678
Prepayments from customers	-	365,446
Short-term loans	-	67,404
Long-term loans, current portion	-	32,163

Total liabilities of disposal group	-	$719,715

The following is a reconciliation of the amounts of major classes of operations classified as discontinued operations in the consolidated statements of operations and other comprehensive income (loss) for the years ended August 31, 2023, 2022 and 2021.

	For the years ended August 31,
	2023	2022	2021
	$	$	$
Net revenues	-	28,510	529,907
Cost of revenues	-	(37,308)	(324,089)
Gross (loss) profit	-	(8,798)	205,818
			-
Operating expenses:			-
Selling and marketing	-	(33,627)	(143,959)
General and administrative	-	(60,559)	(804,824)
Total operating expenses	-	(94,186)	(948,783)
Operating loss	-	(102,984)	(742,965)

Interest income	-	101	583
Interest expense	(2,315)	(7,465)	(7,270)
Other income	-	654	15,376
Other expense	-	(3,950)	(20,934)
Foreign exchange gain	-	-	766
Loss before income tax and share of net loss from equity investees	(2,315)	(113,644)	(754,444)
Income tax benefit (expense)	-	28	(4,778)
Loss before share of net loss from equity investees	(2,315)	(113,616)	(759,222)
Share of net loss from equity investees	-	-	(1,657)
Net loss from discontinued operations	(2,315)	(113,616)	(760,879)

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

14.	Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of	As of
	August 31,	August 31,
	2023	2022
	$	$
ASSETS
Current assets:
Cash	-	$219
Short-term investments	-	2,055
Prepaid expenses	8	-
Amounts due from subsidiaries	100,271	-
Total current assets	100,279	2,274
Non-current assets:
Right-of-use assets, net	24	-
Investment in subsidiaries	15,822	-
Total non-current assets	15,846	-
Total assets	$116,125	$2,274

Liabilities and Shareholders’ Equity

Current liabilities:
Short-term loans	-	$220
Loans payable to third parties - current	1,500	4,500
Interest payable	11,927	8,258
Accrued expenses	628	-
Operating lease liabilities - current	24	-
Convertible Senior Notes	35,000	-
Long-term loan, current portion	61,240	61,240
Total current liabilities	110,319	74,218

Non-current liabilities:
Operating lease liabilities - non-current	12	-
Loans payable to third parties - non-current	1,000	-
Loss in excess of investments in subsidiaries, VIEs and VIEs’ subsidiaries	-	670,787
Convertible Senior Notes	-	35,000
Total non-current liabilities	1,012	705,787

Total liabilities	$111,331	$780,005

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares ($0.0005 par value; 80 million and 180 million ordinary shares authorized as of August 31, 2022 and 2023, respectively; 29.2 million issued and outstanding as of August 31, 2022 and 154 million issued and outstanding as of August 31, 2023, respectively) [1]	$77	$14
Additional paid-in capital	950,772	895,322
Statutory reserves	-	2,385
Accumulated deficits	(946,055)	(1,662,308)
Accumulated other comprehensive income	-	(13,144)
Total shareholders’ equity	4,794	(777,731)

Total liabilities and shareholders’ equity	$116,125	$2,274

1.	On May 11, 2023, the Company executed reverse share split its ordinary shares at the ratio of one-for-five hundred, immediately following the reverse share split, the total authorized share capital of the Company be increased from $50,000 divided into 0.1 billion ordinary shares of $0.0005 par value each to $100,000 divided into 0.2 billion ordinary shares of $0.0005 par value each. The authorized Class A ordinary shares had been retrospectively adjusted from 40 billion Class A ordinary shares to 80 million Class A ordinary shares at August 31, 2022. The issued and outstanding ordinary shares had been retrospectively adjusted from 14.6 billion ordinary shares to 29.2 million ordinary shares at August 31, 2022.

META DATA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of U.S. dollars (“$”) and in thousands of shares except for per share data)

14.	Condensed Financial Information of the Company (continued)

Condensed statements of income/(loss) and condensed statements of comprehensive income/(loss)

	For the years ended August 31,
	2023	2022	2021
	$	$	$
Operating expenses:
Selling and marketing	-	-	$(17)
General and administrative	(1,462)	(53,375)	(9,673)
Interest income	1	1	879
Interest expense	3,634	(7,396)	(7,946)
Foreign exchange gain/(loss)	-	3	(256)
Other expenses	(2)	-	-
Net income on disposition of discontinued operations	686,276	-	-
Share of income (loss) in subsidiaries, VIEs and VIEs’ subsidiaries	6,048	(108,136)	(755,008)
Net income (loss) attributable to ordinary shareholders of Meta Data Limited	$694,495	$(168,903)	$(772,021)

Net income (loss)	$694,495	$(168,903)	$(772,021)
Unrealized loss on available-for-sale investments, net of tax	-	-	(1,810)
Foreign currency translation adjustment	-	(7,806)	808
Comprehensive income (loss)	$694,495	$(176,709)	$(773,023)

Condensed statements of cash flows

	For the years ended August 31,
	2023	2022	2021
	$	$	$
Net cash used in operating activities	$(77,889)	$(36,729)	$(8,364)
Net cash provided by investing activities	1,000	8,559	33,900
Net cash provided by (used in) financing activities	76,670	30,680	(80,662)
Effect of exchange rate changes	-	3,338	17,022
Net decrease in cash	(219)	(5,848)	(38,104)
Cash, at beginning of year	219	6,067	44,171
Cash, at end of year	-	$219	$6,067

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